As filed with the Securities and Exchange Commission on December 11, 2002

Registration No. 333-101169

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 1

to
Form F-1
REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

Converium Finance S.A.

(Exact name of registrant as specified in its charter)

N/A

(Translation of registrant’s name into English)

Luxembourg	9999	Not applicable
(State or other jurisdiction of incorporation)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

54, boulevard Napoleon, Ier, L-2210 Luxembourg, +352 1 47684 7524

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Corcoran H. Byrne, Esq., Senior Vice President and General Counsel, Converium Reinsurance (North America), Inc.

One Chase Manhattan Plaza, New York NY 10005, (212) 898-5238
(Name, address, including zip code, and telephone number, including area code, of agent for service of process)

Converium Holding AG

(Exact name of registrant as specified in its charter)

N/A

(Translation of registrant’s name into English)

Switzerland	6331	Not applicable
(State or other jurisdiction of incorporation)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

Baarerstrasse 8, 6300 Zug, Switzerland

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Corcoran H. Byrne, Esq., Senior Vice President and General Counsel, Converium Reinsurance (North America), Inc.

One Chase Manhattan Plaza, New York NY 10005, (212) 898-5238
(Name, address, including zip code, and telephone number, including area code, of agent for service of process)

Converium AG

(Exact name of registrant as specified in its charter)

N/A

(Translation of registrant’s name into English)

Switzerland	6331	Not applicable
(State or other jurisdiction of incorporation)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

General Guisan Quai 26, 8002 Zurich, Switzerland

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Corcoran H. Byrne, Esq., Senior Vice President and General Counsel, Converium Reinsurance (North America), Inc.

One Chase Manhattan Plaza, New York NY 10005, (212) 898-5238
(Name, address, including zip code, and telephone including area code, of agent for service of process)

Copies to:
Gregory B. Astrachan, Esq. Willkie Farr & Gallagher 1 Angel Court London, EC2R 7EP (44) 20 7696 5454	Christian Felderer Converium AG General Guisan – Quai 26 8022 Zurich Switzerland (41) 1-639-9393	Paul Kumleben, Esq. Davis Polk & Wardwell 99 Gresham Street London, EC2V 7NG (44) 20 7418 1300

    Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.

    If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☐

    If this Form is being filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering. ☐

    If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

    If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering. ☐

    If delivery of the Prospectus is expected to be made pursuant to Rule 434, please check the following box. ☐

CALCULATION OF REGISTRATION FEE

		Proposed Maximum	Proposed Maximum	Amount of
Title of Each Class of	Amount to	Offering Price	Aggregate	Registration
Securities to be Registered	be Registered(1)(2)	Per Note	Offering Price(1)(2)	Fee

Guaranteed Subordinated Notes	$201,250,000	100%	$201,250,000	$18,515(3)

Subordinated Guarantee of Subordinated Notes(4)

(1)	Estimated solely for the purpose of calculating the registration fee.

(2)	Includes $26,250,000 aggregate principal amount of additional Guaranteed Subordinated Notes which may be sold to cover over-allotments, if any.

(3)	Previously paid.

(4)	Pursuant to Rule 457(n), no separate fee for the Subordinated Guarantee is payable.

    The Registrants hereby amend this registration statement on such date or dates as may be necessary to delay its effective date until the registrants shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and we are not soliciting offers to buy these securities in any state where the offer or sale is not permitted.

Subject to Completion

Preliminary Prospectus dated December 11, 2002

Converium Finance S.A.

$
       % Guaranteed Subordinated Notes due 2032
Irrevocably and Unconditionally Guaranteed on a Subordinated Basis by each of
Issue Price        %
Converium Holding AG
(incorporated with limited liability under the laws of
Switzerland with its registered office in Zug, Switzerland)
and
Converium AG
(incorporated with limited liability under the laws of
Switzerland with its registered office in Zurich, Switzerland)

The       % Guaranteed Subordinated Notes due 2032 are securities of Converium Finance S.A., the issuer, a société anonyme incorporated under the laws of Luxembourg, and a wholly-owned subsidiary of Converium AG.

Converium Holding AG and Converium AG, jointly and severally, will irrevocably and unconditionally guarantee, on a subordinated basis, payments on the notes.

The notes are not redeemable at the option of the holders at any time and are not redeemable at the option of the issuer prior to       , 2007. The notes may be redeemed at the option of the issuer, in whole but not in part, on       , 2007 or on any interest payment date thereafter. The notes may also be redeemed in whole but not in part upon the occurrence of certain tax events described in this prospectus.

The notes will mature on       , 2032. Subject to the issuer’s right to defer interest payments as described under “Description of the Notes — Deferral of Interest Payments”, interest on the notes will be payable in U.S. dollars quarterly in arrears on       ,       ,       and       of each year at a fixed rate per annum on their outstanding principal amount equal to       %, commencing on       , 2002.

Application has been made to list the notes on the New York Stock Exchange under the symbol CHF. Trading of the notes is expected to begin within 30 days after the initial delivery of the notes.

Investing in the notes involves risks that are described in the “Risk Factors” section beginning on page 14 of this prospectus.

Proceeds to
			Underwriting	Converium
	Price to Public		Discount	Finance

Per Note		%	%	%
Total	$		$	$

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The underwriters may purchase up to $ aggregate principal amount of additional notes at the public offering price, less discounts, solely to cover over-allotments, if any. If this option is exercised in full, the total price to public, underwriting discounts and proceeds to Converium Finance will be $      , $      and $ respectively.

The notes will be ready for delivery in book-entry form only through the facilities of The Depository Trust Company, Euroclear Bank, S.A./N.V., as operator of the Euroclear System and Clearstream Banking société anonyme on or about       , 2002.

Merrill Lynch & Co.
Sole Book-runner

Morgan Stanley

Prudential Securities

Salomon Smith Barney

UBS Warburg

Wachovia Securities

JPMorgan

Merrill Lynch & Co. and JPMorgan also acted as joint structuring advisors.

The date of this prospectus is       , 2002.

PROSPECTUS SUMMARY
THE OFFERING
SUMMARY CONSOLIDATED AND HISTORICAL COMBINED FINANCIAL DATA
RISK FACTORS
CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS
USE OF PROCEEDS
THE ISSUER
CAPITALIZATION
SELECTED CONSOLIDATED AND HISTORICAL COMBINED FINANCIAL AND OTHER DATA OF CONVERIUM HOLDING AG
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
INDUSTRY OVERVIEW
BUSINESS
REGULATION
MANAGEMENT
FORMATION TRANSACTIONS AND RELATIONSHIP WITH ZURICH FINANCIAL SERVICES
EXCHANGE CONTROLS AND OTHER LIMITATIONS
DESCRIPTION OF THE NOTES
DESCRIPTION OF THE SUBORDINATED GUARANTEE
TAX CONSIDERATIONS
UNDERWRITING
SELLING AND TRANSFER RESTRICTIONS
LEGAL MATTERS
EXPERTS
ENFORCEMENT OF LIABILITIES AND SERVICE OF PROCESS
ADDITIONAL INFORMATION
SOURCES
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS AND SCHEDULES
CONVERIUM GROUP REPORT OF THE GROUP AUDITORS ON THE FINANCIAL STATEMENTS
CONVERIUM GROUP CONSOLIDATED AND HISTORICAL COMBINED STATEMENTS OF INCOME
CONVERIUM GROUP CONSOLIDATED AND HISTORICAL COMBINED BALANCE SHEETS
CONSOLIDATED AND HISTORICAL COMBINED STATEMENTS OF CASH FLOWS
CONSOLIDATED AND HISTORICAL COMBINED STATEMENTS OF CHANGES IN EQUITY
NOTES TO THE CONSOLIDATED AND HISTORICAL COMBINED FINANCIAL STATEMENTS
CONSOLIDATED INTERIM STATEMENTS OF INCOME (UNAUDITED)
CONSOLIDATED INTERIM BALANCE SHEETS
CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS (UNAUDITED)
CONSOLIDATED INTERIM STATEMENT OF CHANGES IN EQUITY (UNAUDITED)
REPORT OF THE GROUP AUDITORS ON THE FINANCIAL STATEMENT SCHEDULES
SCHEDULE I
SCHEDULE II
COVERIUM HOLDING AG STATEMENT OF INCOME
CONVERIUM HOLDING AG BALANCE SHEET
CONVERIUM HOLDING AG STATEMENT OF CASH FLOWS
SCHEDULE IV
GLOSSARY OF SELECTED INSURANCE AND REINSURANCE TERMS
Articles of Incorporation of Converium Finance SA
Articles of Incorporation of Converium AG
Bylaws of Converium AG
Computation of Ratio of Earnings to fixed charges
Subsidiaries of the Registrants
Consent of PriceWaterHouse Coopers

CONTENTS

PROSPECTUS SUMMARY	1
THE OFFERING	5
SUMMARY CONSOLIDATED AND HISTORICAL COMBINED FINANCIAL DATA	11
RISK FACTORS	14
CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS	24
USE OF PROCEEDS	26
THE ISSUER	27
CAPITALIZATION	29
SELECTED CONSOLIDATED AND HISTORICAL COMBINED FINANCIAL AND OTHER DATA OF CONVERIUM HOLDING AG	30
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS	32
INDUSTRY OVERVIEW	101
BUSINESS	107
REGULATION	162
MANAGEMENT	168
FORMATION TRANSACTIONS AND RELATIONSHIP WITH ZURICH FINANCIAL SERVICES	178
EXCHANGE CONTROLS AND OTHER LIMITATIONS	189
DESCRIPTION OF THE NOTES	190
DESCRIPTION OF THE SUBORDINATED GUARANTEE	202
TAX CONSIDERATIONS	205
UNDERWRITING	209
SELLING AND TRANSFER RESTRICTIONS	211
LEGAL MATTERS	212
EXPERTS	212
ENFORCEMENT OF LIABILITIES AND SERVICE OF PROCESS	212
ADDITIONAL INFORMATION	213
SOURCES	213
FINANCIAL STATEMENTS	F-1
SCHEDULES TO THE FINANCIAL STATEMENTS	S-1
GLOSSARY OF SELECTED INSURANCE AND REINSURANCE TERMS	G-1

      You should rely only on the information contained in this prospectus. We have not, and the underwriters have not, authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus is accurate only as of the date on the front cover of this prospectus. Our business, financial condition, results of operations and prospects may have changed since that date.

      No dealer, salesperson or other individual has been authorized to give any information or to make any representations not contained in this prospectus in connection with the offering covered by this prospectus. If given or made, such information or representations must not be relied upon as having been authorized by us or the underwriters. Neither the delivery of this prospectus nor any sale made hereunder shall, under any circumstances, create any implication that there has not been any change in the facts set forth in this prospectus or in our affairs since the date hereof.

      In connection with this issue, the underwriters may over-allot or effect transactions with a view to supporting the market price of the notes at a level higher than that which might otherwise prevail for a limited period after the issue date. However, there may be no obligation on the underwriters to do this. Such stabilizing, if commenced, may be discontinued at any time, and must be brought to an end after a limited period.

      In the prospectus, unless the context otherwise requires, references to the “issuer” and to “Converium Finance” refer to Converium Finance S.A., references to the “guarantors” refer to Converium Holding AG and to Converium AG, references to “Converium,” “Converium Group,” “we,” “us” and “our” refer to Converium Holding AG and its consolidated subsidiaries, including the issuer, taken as a whole.

      We publish our financial statements in U.S. dollars, and unless we note otherwise, all amounts in this information memorandum are expressed in U.S. dollars. As used herein, references to “U.S. dollars,” “dollars” or “$” and “cents” are to U.S. currency, references to “Swiss francs” or “CHF” are to Swiss currency, references to “yen” or “Japanese yen” are to Japanese currency, references to “British pounds” or “£” are to British currency and references to “euro” or “€” are to the single European currency of the member states of the European Monetary Union at the relevant time.

PROSPECTUS SUMMARY

      This summary highlights information contained elsewhere in this prospectus. Because it is a summary, it does not contain all of the information that you should consider before investing. You should read the entire prospectus carefully, including the “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” sections and our financial statements and the notes to those financial statements. Please refer to the glossary beginning on page G-1 for definitions of selected insurance and reinsurance terms.

Overview

      Converium is a leading global reinsurer whose business operations are recognized for innovation, professionalism and service. We believe we are accepted as a professional lead reinsurer for all major lines of non-life and life reinsurance. We actively seek to create innovative and efficient reinsurance solutions to complement our clients’ business plans and needs. We focus on core underwriting skills and on developing close client relationships while honoring our and our clients’ relationships with brokers. We have the ability to cover risks globally and to provide meaningful capacity worldwide. Based on calendar 2001, third party net premiums written, we rank among the ten largest global professional reinsurers.

      We organize our business around four operating segments:

•	Converium Zurich, which manages our non-life reinsurance businesses in the United Kingdom, Western and Southern Europe, Switzerland, the Benelux countries, Latin America, the Far East and the Pacific Rim, Israel and Southern Africa, and is our primary center of expertise for aviation and space, credit and surety, marine and engineering reinsurance. Converium Zurich also provides technical support for catastrophe risk assessment and modeling for our global operations;

•	Converium North America, which manages our non-life reinsurance businesses, including accident and health, in the United States and Canada, and is our global center of expertise for agribusiness;

•	Converium Cologne, which manages our non-life reinsurance businesses in Germany, Austria, Northern Europe, Central and Eastern Europe and Northern Africa. In addition, Converium Cologne has worldwide underwriting responsibility for health reinsurance with the exception of the U.S. market, which is written by Converium North America; and

•	Our worldwide life reinsurance business, which we refer to as Converium Life, is managed worldwide from Cologne.

      We offer a full range of traditional non-life and life reinsurance products as well as innovative solutions to help our clients manage capital and risk. Our principal lines of non-life reinsurance include liability, property, motor, credit and surety, workers’ compensation, aviation and space, accident and health, marine, engineering and other specialized lines. Our principal life reinsurance product is ordinary life reinsurance. Our Converium Life operations also offer reinsurance for group life, disability, critical illness, long-term care, risk premium reinsurance and modified co-insurance, and provide related services.

      To enhance our understanding of our clients’ risks and other financial aspects of their business, we have realigned our organizational structure to better serve our clients and enhance knowledge sharing among our underwriters, actuaries, client relationship managers and other personnel. This new structure brings together professionals with treaty expertise and facultative specialists, focusing them around lines of business. We believe the combination of the two disciplines yields a stronger risk analysis and ultimately more profitable business opportunities for us.

      We underwrite reinsurance both directly with ceding companies and through brokers, giving us the flexibility to pursue business in accordance with our ceding companies’ preferred reinsurance purchasing method. Globally, approximately 41% of our 2001 gross premiums were written on a direct basis and approximately 59% were written through brokers.

      A.M. Best Company, Inc. has rated Converium “A” (Excellent), Standard & Poor’s Corporation has rated Converium “A” (Strong) with stable outlook and Moody’s Investors Service, Inc. has rated Converium “A2” (Good) with stable outlook. These ratings are based upon factors of concern to reinsurance clients and are not a measure of protection afforded to investors. These ratings may be revised, suspended or withdrawn at any time by the relevant rating agency.

Our Competitive Strengths

      We believe our competitive strengths include:

•	our underwriting skills and expertise which enable us to write complex and specialty lines effectively, and facilitate our efforts to structure innovative reinsurance solutions and to access the capital markets

•	our integrated organizational structure, knowledge sharing culture and client orientation

•	our ability to work closely with our clients while honoring our and our clients’ relationships with brokers

•	our integrated global information technology platform

Our Strategy

      Our goal is to be one of the leading providers of reinsurance solutions in the global marketplace, thereby creating significant long-term value for shareholders. Our strategy to achieve this goal is to:

•	seek to lead the majority of business written

•	increase the share of liability and casualty business written in Europe, Asia and Latin America

•	expand in specialty lines and structured and finite reinsurance

•	maintain strong underwriting discipline and profitability focus

•	grow our life reinsurance operations

•	generate additional business through long-term strategic alliances

•	implement capital markets tools to provide additional underwriting capacity and to mitigate risk

•	expand our position in attractive markets

History and Development of Converium

      Converium was formed as a result of the divestiture of the former “Zurich Re” business of Zurich Financial Services in December 2001. On March 22, 2001, Zurich Financial Services announced its intention to divest substantially all of its third party reinsurance business historically operated under the “Zurich Re” brand name. This business had been managed and operated as a global operation since 1998. We refer to the formation transactions, including the global offering, described below in this prospectus as the “Formation Transactions.” As part of the Formation Transactions, ownership of this business was consolidated under Converium Holding AG, a then newly incorporated Swiss company. The financial statements included in this prospectus reflect this business.

      The Formation Transactions consisted of the following principal steps:

•	the transfer to us of the Converium Zurich reinsurance business now conducted by Converium AG, through a series of steps including:

•	our reinsurance of this business through quota share retrocession agreements with two units of Zurich Financial Services, which we refer to collectively as the Quota Share Retrocession Agreement

•	the establishment of “funds withheld” balances in our favor by the applicable units of Zurich Financial Services, which we refer to collectively as the Funds Withheld Asset, with a total balance of approximately $1.3 billion as of July 1, 2001, on which we will be paid investment returns by the Zurich Financial Services units

•	the acquisition of the Converium Cologne reinsurance business through the transfer by a subsidiary of Zurich Financial Services to Converium AG of its 98.6% interest in Zürich Rückversicherung (Köln) AG, which was renamed Converium Rückversicherung (Deutschland) AG and which we refer to as Converium Germany

•	the acquisition of the Converium North America reinsurance business through the transfer by a subsidiary of Zurich Financial Services of all of the voting securities of Zurich Reinsurance (North America) Inc. to Converium Holdings (North America) Inc., a wholly owned subsidiary of Converium AG. In conjunction with this transfer, Converium Holdings (North America) Inc. assumed $200 million of public debt from a subsidiary of Zurich Financial Services, and Zurich Reinsurance (North America), Inc. was renamed Converium Reinsurance (North America) Inc.

•	the transfer of assets including cash, marketable securities and participations by Zurich Financial Services and its subsidiaries to Converium, together with the assumption of liabilities

•	the sale of 35,000,000 of our registered shares to the public by Zurich Financial Services on December 11, 2001 in a global offering and the subsequent sale of 5,000,000 of our registered shares to the public by Zurich Financial Services on January 9, 2002 as a result of the underwriters’ exercise of their over-allotment option, which sales resulted in the public owning 100% of our shares

•	after the global offering, Converium AG used cash transferred to us by Zurich Financial Services to acquire from subsidiaries of Zurich Financial Services approximately $140 million of residential and commercial rental properties located in Switzerland

      As part of the Formation Transactions, Zurich Financial Services and its subsidiaries transferred cash and other assets and liabilities to Converium.

      The assets transferred to us included:

•	approximately $70 million in shares in PSP Swiss Property Ltd., a Swiss company listed on the SWX Swiss Exchange

•	approximately $50 million in units of Zurich Invest Aktien Euroland, an investment fund quoted on the Frankfurt Stock Exchange. This investment was sold in 2002.

•	the shareholders’ equity of the legal entities comprising our operating businesses

•	the operating assets of the Converium Zurich business

      The balance of the assets transferred to us consisted of cash, of which approximately $140 million was used by Converium AG to acquire residential and commercial rental properties as described above and the remainder of which we invested in accordance with our investment policy. For a description of our investment policy, see “Business — Investments.”

      For a description of the agreements and transactions involved in the Formation Transactions and our divestiture from Zurich Financial Services, including certain ongoing contractual arrangements with Zurich Financial Services, see “Formation Transactions and Relationship with Zurich Financial Services.”

Our Corporate Structure

      Converium Holding AG, one of the guarantors, has substantially no net assets other than its ownership of 100% of the shares of Converium AG. Converium AG, also a guarantor, holds approximately 51% of our net assets itself, and an additional 47% through its direct and indirect ownership of each of our subsidiaries.

      The issuer is a company created for purposes of issuing the notes and has no historic business and, immediately after completion of the offering, will have no material assets other than the proceeds of the offering and subsequently any assets resulting from the investment of these proceeds.

      The following chart summarizes our corporate structure:

(1)	We anticipate that Converium AG will transfer the shares of Converium Representatives Ltd., London/UK and Converium Underwriting Ltd. to Converium Holding (UK) Ltd. by the end of 2002.

    Our principal executive offices are located at Baarerstrasse 8, CH-6300 Zug, Switzerland, and our telephone number is (41) 1 639 9393. Our website address is www.converium.com. We do not intend for the information on our website to be incorporated in this prospectus and you should not consider this information as part of this prospectus.

THE OFFERING

The Offering	$ aggregate principal amount % Guaranteed Subordinated Notes due 2032 (par value of $25 each) will be issued by the issuer. The guarantors will irrevocably and unconditionally guarantee, on a subordinated basis, payments on the notes.

Interest Payment Dates	Subject to the issuer’s right to defer interest payments as summarized below under “Deferral of Interest Payments” and as more fully described under “Description of the Notes — Deferral of Interest Payments,” the issuer will make interest payments on the notes in U.S. dollars quarterly in arrears from the date of issue (with scheduled interest dates of , , and of each year). The first interest period for the notes will commence on the date of original issuance of the notes and end on , 2003 and interest payable for the first interest period will accrue from and including the date of original issuance to, but excluding, , 2003 and be payable on , 2003. All subsequent interest periods will begin on a relevant interest payment date and end on the day that precedes the next succeeding interest payment date.

Interest Rate	The interest rate for the notes will be fixed at a rate of % per annum of the principal amount.

Deferral of Interest Payments	So long as no event of default (as defined below under “Events of Default, Rights and Remedies” and under “Description of the Notes — Defaults, Rights, and Remedies — Events of Default”) has occurred (and is continuing) and other conditions are met, on any optional interest payment date (as defined under “Description of the Notes — Deferral of Interest Payments — Optional Deferral of Payments”), the issuer may defer all or part of any payment that is due and payable by giving a deferral notice to the trustee, as described under “Description of the Notes — Deferral of Interest Payments — Optional Deferral of Payments”. Interest will accrue on any deferred interest payments.

Redemption of the Notes	The issuer may redeem the notes at its option, in whole but not in part, on , 2007 and on any interest payment date thereafter at the par redemption amount (as defined under “Description of the Notes — Redemption of the Notes — Optional Redemption”).

As described under “Description of the Notes — Redemption of the Notes — Redemption following a Tax Event”, the issuer has the option to redeem the notes, in whole but not in part, at any time, at the par redemption amount in cash, if either of the guarantors or the issuer as a result of a change in or amendment to the laws or regulations of any Relevant taxing jurisdiction (as defined under “Description of the Notes — Additional Amounts”), or any change in an official application or interpretation of those laws or regulations which becomes effective on or after the date of the original issue of the notes, becomes obliged on the next payment date to pay additional amounts on such notes or guarantee and cannot avoid such obligation using commercially reasonable efforts.

Events of Default, Rights and Remedies	You will have special rights if an event of default with respect to the notes has occurred and is not cured, as described more fully under “Description of the Notes — Defaults, Rights and Remedies”.

Any of the following is an event of default:

• the guarantors and the issuer fail to pay, subject to optional deferral interest payments as described above, any amount of interest on the notes within 10 calendar days of its due date,

• the guarantors and the issuer fail to pay the principal of or any redemption amount on any note on its due date,

• the guarantors or the issuer remain in breach of any covenant made in the indenture or the subordinated guarantee for 60 calendar days after the relevant party receives a notice of default stating that such a breach has occurred. The notice must be sent by either the trustee or holders of 25% or more of the principal amount of the outstanding notes,

• an order is made, any action is taken, or an effective resolution is passed for the winding up, bankruptcy, insolvency, reorganization, moratorium on payments, dissolution or liquidation of either of the guarantors or the issuer, or

• the subordinated guarantee is not in full force and effect.

Limitation on Debt	Except in connection with the issuance of the notes (including any further issues as described below) and investments and transactions with entities within Converium Holding AG and certain of its direct and indirect subsidiaries (the “Group”), the issuer is prohibited from (1) incurring any indebtedness for borrowed money, (2) creating or permitting to exist any lien, charge, mortgage or security interest on its assets, (3) issuing any debt securities and (4) entering into any other transactions. Furthermore, the issuer will agree in the indenture that it will not incur any indebtedness for borrowed money to creditors within the Group that ranks in a bankruptcy or similar proceeding equal to or senior to payments on the notes.

Further Issues	The issuer may from time to time without the consent of holders of the notes create and issue additional notes having the same terms and conditions as the notes in all respects (except for the first payment of interest thereon) and will be consolidated and form a single series with the notes.

Ranking of Notes	In the event of a liquidation, winding up or dissolution of the issuer, or any other similar proceedings affecting the issuer or its assets, the claims of holders of the notes to payments under the notes is subordinated to, and subject in right of payment to, the prior payment in full of all Senior Creditors of the issuer and will rank equally with the holders of the issuer’s existing or future unsecured, subordinated obligations that are expressed to rank equally with the notes and any other parity securities of the issuer then outstanding and in priority to the issuer’s creditors that are within the Group and to all holders of the issuer’s share capital and to holders of the issuer’s existing or future securities or obligations that are expressed to rank junior as to payments to the notes.

The following are Senior Creditors in respect of the issuer under the notes:

• all claims of the issuer’s unsubordinated creditors that are outside the Group admitted in the liquidation, winding-up or dissolution; and

• all claims of the issuer’s creditors that are outside the Group in respect of liabilities that are, or are expressed to be, subordinated, whether only in the event of a winding-up or otherwise, to the claims of the issuer’s unsubordinated creditors but not further or otherwise except for claims that are expressed to rank equally with or junior to the notes.

However, see “Limitation on Debt” above and “Description of the Notes — Limitations on Debt” for limitations on the ability of the issuer to incur debt. As a consequence of the above-described subordination provisions, holders of the notes may recover less ratably than the holders of the issuer’s unsubordinated liabilities and the holders of certain of the issuer’s subordinated liabilities, including the holders of subordinated debt securities. If, in any winding-up, amounts payable under the notes and any claims ranking equally with the notes are not paid in full, the notes and other claims ranking equally will share ratably in any interest of the issuer’s assets in a winding-up in proportion to the respective amounts to which they are entitled.

Form of Notes	The notes shall initially be represented by one or more global certificates in registered form, without coupons attached, in denominations that are even multiples of $25 and will be deposited with or on behalf of one or more depositories, including without limitation, DTC, Euroclear Bank, as operator of Euroclear and/or Clearstream and will be registered in the name of such depository or its nominee. Unless and until the notes are exchanged in whole or in part for other securities that we or the issuer issue or the global certificates are exchanged for definitive securities, the global certificates may not be transferred except as a whole by the depositary to a nominee or a successor of the depositary.

The notes will be accepted for clearance by DTC, Euroclear and Clearstream. The initial distribution of the notes will be cleared through DTC only. Beneficial interests in the notes will be shown on, and transfers thereof will be effected only through, the book-entry records maintained by DTC and its direct and indirect participants, including, Euroclear and Clearstream. Owners of beneficial interests in the notes will receive payments relating to the notes in U.S. dollars.

So long as the depositary, or its nominee, is the registered holder of a note, the depositary or its nominee will be considered the sole holder of such note. Except as described under “Description of the Notes — Form of Notes; Book Entry System — Issuance of Definitive Securities”, no participant, indirect participant or other person will be entitled to have notes registered in its name, receive or be entitled to receive physical delivery of notes in definitive form or be considered the owner or holder of the notes. Each person having an ownership or other interest in notes must rely on the procedures of the depositary, and, if a person is not a participant in the depositary, must rely on the procedures of the participant or other securities intermediary through which that person owns its interest to exercise any rights and obligations of a holder under the indentures or the notes.

Definitive certificates will be issued in accordance with the procedures in “Description of the Notes — Form of Notes; Book Entry System — Issuance of Definitive Securities”.

Transfer of Notes	Registration of transfers of notes will be effected without charge by or on behalf of the issuer, but upon payment of any tax or other governmental charges that may be imposed in connection with any transfer or exchange. The issuer will not be required to register or cause to be registered the transfer of notes after such notes have been called for redemption. Transfers of definitive notes will be made in accordance with the provisions in “Description of the Notes — Form of Notes; Book Entry System — Issuance of Definitive Securities”.

Subordinated Guarantee	The guarantors, jointly and severally, will irrevocably and unconditionally agree to pay in full the following, to the extent due to be paid and not paid by, or on behalf of, the issuer:

• any due and payable interest (including any arrears of interest and any interest on arrears of interest) or principal required to be paid on the notes,

• the redemption price required to be paid for each note called for redemption, plus an amount equal to accrued interest, if any, for the then-current interest period accrued on a daily basis to the redemption date, arrears of interest, if any, interest on arrears of interest, if any, and all other amounts outstanding thereon, and

• upon maturity of the notes or a dissolution, winding up or liquidation or bankruptcy or similar proceeding of the issuer, the aggregate principal amount of the notes, plus any accrued interest at the stated rate for the then-current interest period, through to the date of payment, arrears of interest, if any, interest on arrears of interest, if any, and all other amounts outstanding thereon.

The guarantors will also be required to pay interest accrued on these amounts from the date a claim is made under the applicable subordinated guarantee until the payment is made or offered to the holders, subject to the limitations set forth in the subordinated guarantee.

The guarantors’ obligation to make the payments described above under the subordinated guarantee may be satisfied by direct payment of the required amounts to the holders of the notes or by causing the issuer to pay such amounts to these holders. In addition, the guarantors’ obligation to make the payments described above will exist regardless of any defense, right of set-off or counterclaim that the issuer may have or assert (other than payment).

Ranking of Subordinated Guarantee	In the event of a liquidation, winding up or dissolution or bankruptcy or similar proceeding of either of the guarantors, or any other similar proceedings affecting the guarantors or their assets, the claims of holders of the notes to payments under the subordinated guarantee is subordinated to, and subject in right of payment to, the prior payment in full of all Senior Creditors of the guarantors and will rank equally with the holders of the guarantors’ existing or future unsecured, subordinated obligations that are expressed to rank equally with the subordinated guarantee and any other parity securities of the guarantors then outstanding and in priority to the guarantors’ creditors that are within the Group and to all holders of the guarantors’ share capital and to all holders of the guarantors’ existing or future securities or obligations that are expressed to rank junior as to payments to the subordinated guarantee.

The following are “Senior Creditors” in respect of the subordinated guarantee:

• all claims of the guarantors’ unsubordinated creditors that are outside the Group admitted in the liquidation, winding-up or dissolution or bankruptcy or similar proceeding;

• all claims of the guarantors’ creditors that are outside the Group in respect of liabilities that are, or are expressed to be, subordinated, whether only in the event of a winding-up or otherwise, to the claims of the guarantors’ unsubordinated creditors but not further or otherwise except for claims that are expressed to rank equally with or junior to the subordinated guarantee; and

• all claims in respect of policies of insurance or reinsurance issued by Converium AG.

As a consequence of the above-described subordination provisions, guaranteed parties may recover less ratably than the holders of the guarantors’ unsubordinated liabilities and the holders of certain of the guarantors’ subordinated liabilities, including the holders of subordinated debt securities. If, in any winding-up, amounts payable under the subordinated guarantee and any claims ranking equally with the subordinated guarantee are not paid in full, the subordinated guarantee and other claims ranking equally will share ratably in any interest of the guarantors’ assets in a winding-up in proportion to the respective amounts to which they are entitled.

Governing Law	The indenture and the related notes and the subordinated guarantee will be governed by and construed in accordance with the laws of the State of New York, except for subordination provisions, which will be governed by Swiss law. The subordinated guarantee requires that any claim or proceeding brought to enforce the guarantors’ obligations under the subordinated guarantee be brought exclusively before a court in Switzerland or any federal or state court in the Borough of Manhattan, The City of New York.

Listing	Application has been made to list the notes on the New York Stock Exchange. Trading of the notes is expected to begin within 30 days after the initial delivery of the notes.

Rating	We anticipate that Standard & Poor’s Ratings Services, a division of The McGraw-Hill Companies, Inc. and Moody’s Investors Service, Inc. will rate the notes “BBB+” and “Baa1”, respectively. A rating is not a recommendation to buy, sell or hold securities and may be subject to revision, suspension or withdrawal at any time by the relevant rating organization.

Lock-up	Except as contemplated by the underwriting agreement (as defined in “Plan of Distribution”), during a period of 30 days from the date of this prospectus, neither the issuer nor the guarantors will issue any notes or any security substantially similar to the notes without first obtaining the written consent of the representatives of the underwriters.

SUMMARY CONSOLIDATED AND HISTORICAL COMBINED FINANCIAL DATA

      We publish our consolidated and historical combined financial statements in U.S. dollars, and unless we note otherwise, all amounts in this prospectus are expressed in U.S. dollars. As used herein, references to “U.S. dollars,” “dollars” or “$” and “cents” are to U.S. currency, references to “Swiss francs” or “CHF” are to Swiss currency, references to “yen” or “Japanese yen” are to Japanese currency, references to “Australian dollars” are to Australian currency and references to “euro” or “€” are to the single European currency of the member states of the European Monetary Union at the relevant time.

      We have prepared our consolidated and historical combined financial statements included in this prospectus in accordance with accounting principles generally accepted in the United States, or U.S. GAAP. The following summary financial data highlights selected information that is derived from our consolidated and historical combined financial statements that can be found later in this prospectus as of and for the years ended December 31, 2001, 2000, 1999 and 1998. The summary financial data and other financial information presented below for the three months and nine months ended September 30, 2002 and 2001 have been derived from our unaudited interim financial statements that can be found later in this prospectus and include all adjustments which are, in our opinion, necessary for a fair statement of our financial position at such dates and results of operations for such periods. The results of operations for the three months ended September 30, 2002 and for the nine months ended September 30, 2002 are not indicative of the results that may be expected for the full year. This summary financial data may not contain all the information that is important to you. For a complete picture you should read it in conjunction with our consolidated and historical combined financial statements and the related notes to those financial statements contained in this prospectus.

      The consolidated and historical combined financial statements are presented as if we had been a separate entity for all periods presented. These financial statements include estimates related to the allocation to Converium of costs of Zurich Financial Services’ corporate infrastructure. We believe that these allocations are reasonable. However, this financial information may not be indicative of our future performance and does not necessarily reflect what our financial position and results of operations would have been had we operated as a stand-alone entity during the periods covered.

      The summary consolidated and historical combined financial data presented below omits data related to 1997. The consolidated and historical combined financial statements were prepared on a carve-out basis and involved extensive efforts. Financial information for 1997 on this basis is not available and would have been onerous and costly to produce.

	Three Months Ended		Nine Months Ended
	September 30,		September 30,		Year Ended December 31,

	2002	2001	2002	2001	2001	2000	1999	1998

	($ in millions, except per share information)
Income statement data:
Revenues:
Gross premiums written	$745.0	$804.4	$2,518.7	$2,230.0	$2,881.2	$2,565.8	$1,928.7	$1,458.8
Less ceded premiums written	(47.7)	(160.5)	(129.9)	(318.5)	(398.6)	(569.8)	(358.5)	(213.7)

Net premiums written	697.3	643.9	2,388.8	1,911.5	2,482.6	1,996.0	1,570.2	1,245.1
Net change in unearned premiums	57.5	11.8	(116.9)	(202.8)	(187.4)	(134.5)	(168.7)	(17.7)

Net premiums earned	754.8	655.7	2,271.9	1,708.7	2,295.2	1,861.5	1,401.5	1,227.4
Net investment income	58.9	55.6	191.9	170.0	228.7	176.0	214.0	255.4
Net realized capital gains (losses)	29.9	1.2	(31.4)	(23.7)	(18.4)	83.7	76.3	78.9
Other (loss) income	(23.5)	(0.2)	(19.9)	(5.2)	(5.8)	29.3	22.1	24.8

Total revenues	$820.1	$712.3	$2,412.5	$1,849.8	$2,499.7	$2,150.5	$1,713.9	$1,586.5

Benefits, losses and expenses:
Total losses, loss adjustment expenses and insurance benefits	$(678.5)	$(880.3)	$(1,789.0)	$(1,790.3)	$(2,300.5)	$(1,604.5)	$(1,138.7)	$(917.3)
Total costs and expenses	(182.9)	(175.5)	(622.4)	(454.0)	(678.7)	(587.5)	(470.6)	(484.7)
Amortization of goodwill	—	(2.0)	—	(6.2)	(7.8)	(7.3)	(6.2)	(6.2)
Restructuring costs	—	(13.9)	—	(15.9)	(50.0)	—	—	—

Total benefits, losses and expenses	(861.4)	(1,071.7)	(2,411.4)	(2,266.4)	(3,037.0)	(2,199.3)	(1,615.5)	(1,408.2)

(Loss) income before taxes	(41.3)	(359.4)	1.1	(416.6)	(537.3)	(48.8)	98.4	178.3
Income tax benefit (expense)	35.7	60.0	24.9	56.7	169.9	19.5	(40.6)	(62.0)

Net (loss) income	$(5.6)	$(299.4)	$26.0	$(359.9)	$(367.4)	$(29.3)	$57.8	$116.3

(Loss) earnings per share:
Number of shares (millions)(1)	40.0	40.0	40.0	40.0	40.0	40.0	40.0	40.0
(Loss) earnings per share (1)	$(0.14)	$(7.49)	$0.65	$(9.00)	$(9.18)	$(0.73)	$1.45	$2.91

	As of	As of December 31,
	September 30,
	2002	2001	2000	1999	1998

	($ in millions)
Balance sheet data:
Total invested assets	$4,444.6	$4,915.9	$4,349.7	$4,232.8	$3,898.1
Total assets	10,842.8	9,706.5	8,321.3	6,916.0	6,290.9
Reinsurance liabilities	8,715.9	7,677.9	6,486.6	5,048.9	4,409.9
Debt	197.0	197.0	196.9	196.8	196.7
Total liabilities	9,183.3	8,135.7	7,232.9	5,694.6	5,060.6
Total equity	1,659.5	1,570.8	1,088.4	1,221.4	1,230.3

	Three Months
	Ended				Nine Months Ended
	September 30,				September 30,			Year Ended December 31,

	2002		2001		2002	2001		2001		2000		1999	1998

	($ in millions, except per share information)
Other data:
Net premiums written by segment:
Converium Zurich	$355.8		$324.6		$1,105.1	$850.2		$1,185.0		$818.3		$569.5	$439.9
Converium North America	279.5		232.4		912.5	682.3		898.4		844.7		677.3	533.3
Converium Cologne	38.0		32.3		252.6	243.2		257.8		218.6		238.6	209.3
Converium Life	24.0		54.6		118.6	135.8		141.4		114.4		84.8	62.6

Total net premiums written	$697.3		$643.9		$2,388.8	$1,911.5		$2,482.6		$1,996.0		$1,570.2	$1,245.1

Non-life combined ratio	112.7%		162.6%		104.8%	131.0%		128.9%		116.9%		112.5%	111.8%

Ratio of earnings to fixed charges (2)		(3)		(4)	1.1		(5)		(6)		(7)	5.9	10.6

(1)	The 40,000,000 registered shares sold in the global offering in December 2001 are considered outstanding for all periods presented prior to December 21, 2001.

(2)	The ratio of earnings to fixed charges is calculated by dividing earnings by fixed charges. Fixed charges consist of interest expense.

(3)	Due to Converium’s loss for the three months ended September 30, 2002, the ratio coverage was less than 1:1. Converium would have needed to generate additional earnings of $41.3 million to achieve coverage of 1:1.

(4)	Due to Converium’s loss for the three months ended September 30, 2001, the ratio coverage was less than 1:1. Converium would have needed to generate additional earnings of $359.4 million to achieve coverage of 1:1.

(5)	Due to Converium’s loss for the nine months ended September 30, 2001, the ratio coverage was less than 1:1. Converium would have needed to generate additional earnings of $416.6 million to achieve coverage of 1:1.

(6)	Due to Converium’s loss in 2001 the ratio coverage was less than 1:1. Converium would have needed to generate additional earnings of $537.3 million to achieve coverage of 1:1.

(7)	Due to Converium’s loss in 2000 the ratio coverage was less than 1:1. Converium would have needed to generate additional earnings of $48.8 million to achieve coverage of 1:1.

RISK FACTORS

      You should carefully consider the following risk factors and the other information in this prospectus before making an investment decision. Investing in the notes involves risk. The occurrence of any one or more of the following could materially adversely affect your investment in the notes or our business and operating results.

Risks Relating to Converium and the Reinsurance Industry

Cyclicality of the reinsurance industry may cause fluctuations in our results

      The insurance and reinsurance industries, particularly the non-life market, are cyclical. Historically, operating results of reinsurers have fluctuated significantly because of volatile and sometimes unpredictable developments, many of which are beyond their direct control. These developments include:

•	price competition

•	frequency of occurrence or severity of both natural and man-made catastrophic events

•	levels of capacity and demand

•	general economic conditions

•	changes in legislation, case law and prevailing concepts of liability

      As a result, the reinsurance business historically has been characterized by periods of intense price competition due to excessive underwriting capacity as well as periods when shortages of underwriting capacity permitted attractive premium levels. We expect to continue to experience the effects of this cyclicality, which could have a material adverse effect on our financial condition, results of operations or cash flows.

Our loss reserves may not adequately cover future losses and benefits

      Our loss reserves may prove to be inadequate to cover our actual losses and benefits experience. To the extent loss reserves are insufficient to cover actual losses, loss adjustment expenses or future policy benefits, we would have to add to these loss reserves and incur a charge to our earnings which could have a material adverse effect on our financial condition, results of operations or cash flows.

      Loss reserves do not represent an exact calculation of liability, but rather are estimates of the expected cost of the ultimate settlement of losses. All of our loss reserve estimates are based on actuarial and statistical projections, at a given time, of facts and circumstances known at that time and estimates of trends in loss severity and other variable factors, including new concepts of liability and general economic conditions. Changes in these trends or other variable factors could result in claims in excess of our loss reserves.

      Unforeseen losses, the type or magnitude of which we cannot predict, may emerge in the future. These additional losses could arise from newly acquired lines of business, changes in the legal environment, extraordinary events affecting our clients such as reorganizations and liquidations or changes in general economic conditions. We continue to conduct pricing and loss reserving studies for many casualty lines of business, including those in which preliminary loss trends are noted. The Converium North America loss reserve analysis that resulted in our recording provisions for additional losses on our automobile excess, medical excess, professional liability (nursing homes) and umbrella liability lines of business in the third quarter of 2000, also revealed that similar trends may be developing in other liability lines of business that we wrote in the years 1997 to 2000. Converium North America has finalized its loss reserve analysis that will result in the recording of additional provisions for losses on its commercial umbrella, miscellaneous casualty (particularly professional liability, nursing homes), medical errors and omissions liability, motor liability, and workers’ compensation lines of business of $70.3 million net for the fourth quarter 2002, which are in addition to the $47.0 million that were recorded during the third quarter 2002. These additional provisions are the result of the continued emergence of increased reported losses versus expected losses related to prior years.

      In addition, because we, like other reinsurers, do not separately evaluate each of the individual risks assumed under reinsurance treaties, we are largely dependent on the original underwriting decisions made by ceding companies. We are subject to the risk that our ceding companies may not have adequately evaluated the risks to be reinsured and that the premiums ceded to us may not adequately compensate us for the risks we assume.

      We had $5,710.5 million of gross reserves and $4,165.5 million of net reserves for losses and loss adjustment expenses as of December 31, 2001. If we underestimated these net reserves by 5%, this would have resulted in $208.3 million of incurred losses and loss adjustment expenses, before income taxes, for the year ended December 31, 2001.

Our exposure to catastrophic events, both natural and man-made, may cause unexpected large losses

      A catastrophic event or multiple catastrophic events may cause unexpected large losses and could have a material adverse effect on our financial condition, results of operations or cash flows. Natural catastrophic events to which we are exposed include windstorms, hurricanes, earthquakes, tornadoes, severe hail, severe winter weather, floods and fires, and are inherently unpredictable in terms of both their occurrence and severity. For example, in 2000 and 2002, the reinsurance industry suffered losses from windstorms and flooding in Europe. These events adversely affected our results.

      We are also exposed to man-made catastrophic events, such as the terrorist attacks of September 11, 2001, which are difficult to predict and may have a significant adverse impact on our industry and on us. It is possible that both the frequency and severity of man-made catastrophic events will increase.

      As a result, claims from natural or man-made catastrophic events could cause substantial volatility in our financial results for any period and adversely affect our financial condition or results of operations. Our ability to write new business could also be impacted. We believe that increases in the value and geographic concentration of insured property and the effects of inflation will increase the severity of claims from catastrophic events in the future.

      The extent of our losses from catastrophic occurrences is a function of the total insured amount of losses our clients incur, the number of our clients affected, the frequency of the events and the severity of the particular catastrophe. In addition, depending on the nature of the loss, the speed with which claims are made and the terms of the policies affected, we may be required to make large claims payments upon short notice. We may be forced to fund these obligations by liquidating investments unexpectedly and in unfavorable market conditions, or raising funds at unfavorable costs, both of which could adversely affect the results of our operations.

      Our efforts to protect ourselves against catastrophic losses, such as the use of selective underwriting practices, the purchasing of reinsurance (which, when bought by a reinsurer such as Converium, is known as retrocessional reinsurance) and the monitoring of risk accumulations, including on a geographic basis, may not prevent such occurrences from adversely affecting our profitability or financial condition. The majority of the catastrophe reinsurance we write relates to exposures within the United States, Europe and Japan. Accordingly, we are exposed to catastrophic events which affect these regions, such as U.S. hurricane, California earthquake, European windstorm and Japanese earthquake events. Our estimated potential losses on a probable maximum loss (PML) basis, before giving effect to our retrocessional reinsurance protection, are managed to a self-imposed maximum gross limit of $350 million for a 250-year return period loss. See “Business — Catastrophe Risk Management.”

Terrorist attacks and national security threats could result in the payment of material insurance claims and may have an enduring negative impact on our business

      We believe that the terrorist attacks of September 11, 2001 represent the largest loss event in the insurance industry’s history. As of December 31, 2001, we have estimated and recorded gross losses and loss adjustment expenses for insurance claims arising in connection with the terrorist attacks of $692.9 million. Our recorded losses and loss adjustment expenses were $289.2 million, net of retrocessional reinsurance recoveries. Losses from our aviation and property businesses represented the majority of the net loss. The remainder of the losses were from our workers’ compensation, life and third party liability lines of business. It is early in the claims process, and our gross estimates are subject to revision as claims are received from insurers and our claims to our retrocessionaires are identified and processed.

      We cannot assess the long-term effects of terrorist attacks and continuing threats to national security on our businesses at this time. The September 11th terrorist attacks, threats of further terrorist attacks and the military initiatives and political unrest in Afghanistan and the Middle East have had a significant adverse effect on general economic, market and political conditions, increasing many of the risks in our businesses. Although Zurich Financial Services, through its subsidiaries, has agreed to arrangements that cap our exposure for losses and loss adjustment expenses arising out of the September 11th attacks at $289.2 million, net of retrocessional reinsurance recoveries, terrorist attacks and other man-made catastrophic events may have an enduring negative effect on our business, financial condition and results of operations.

      Over time the rating agencies could reexamine the ratings affecting our industry generally, including us. For additional discussion of the impact of the September 11th terrorist attacks on our business, see Note 8 to our financial statements.

If we are unable to achieve our investment objectives, our financial condition may be adversely affected

      Investment returns are an important part of our overall profitability, and fluctuations in the fixed income or equity markets could have a material adverse effect on our financial condition, results of operations or cash flows. In 2001, net investment income and net realized capital (losses) gains accounted for 8.4% of our revenues. Accordingly, our capital levels, ability to pay catastrophic claims and our operating results substantially depend on our ability to achieve our investment objectives, which may be affected by general political and economic conditions that are beyond our control.

      Fluctuations in interest rates affect our returns on fixed income investments, as well as the market values of, and corresponding levels of capital gains or losses on, the fixed income securities in our investment portfolio. Generally, investment income will be reduced during sustained periods of lower interest rates as higher yielding fixed income securities are called, mature or are sold and the proceeds reinvested at lower rates. During periods of rising interest rates, prices of fixed income securities tend to fall and realized gains upon their sale are reduced. General economic conditions can adversely affect the markets for interest-rate-sensitive securities, including the extent and timing of investor participation in such markets, the level and volatility of interest rates and, consequently, the value of fixed income securities. Interest rates are highly sensitive to many factors, including governmental monetary policies, domestic and international economic and political conditions and other factors beyond our control.

      We invest a portion of our assets globally in equity securities, which are generally subject to greater risks and more volatility than fixed income securities. General economic conditions, stock market conditions and many other factors beyond our control can adversely affect the equity markets and, consequently, the value of the equity securities we own.

      Our investment results benefited in 1999 from strong stock market performance in excess of historical performance. From 2000 onwards, stock markets around the world generally experienced meaningful declines and significant volatility, especially in the period immediately after the September 11th terrorist attacks. However, this was partially offset by the impact of a lower interest rate environment and subsequent recovery of the equity markets to pre-September 11th levels. In 2001, we recorded net realized capital losses of $18.4 million. This included $82.5 million of impairment losses on our equity portfolio following declines in global stock markets, particularly in the telecommunications and technology sectors in North America. For the nine months ended September 30, 2002, we had an additional $31.4 million of realized capital losses and the value of our remaining portfolio declined $80.9 million to a net unrealized loss position of $50.6 million from a net unrealized gain position of $30.3 million. The following table sets forth, for the periods indicated, our net unrealized (losses) gains on investments, net of taxes; net realized capital (losses) gains; and total invested assets as of and for the periods shown.

	Nine Months
	Ended	Year Ended Dec. 31,
	September 30,
	2002	2001	2000	1999

	($ in millions)
Net unrealized (losses) gains on investments, net of taxes	$(50.6)	$30.3	$18.8	$16.9
Net realized capital (losses) gains	(31.4)	(18.4)	83.7	76.3
Total invested assets	4,444.6	4,915.9	4,349.7	4,232.8

Competitive conditions in the reinsurance industry could adversely impact our results

      The reinsurance industry is highly competitive. Since Converium has only recently entered the market under its own brand name, our competitors have greater name and brand recognition. Some of our competitors may have greater financial or operating resources or offer a broader range of products or more competitive pricing than we do. Our competitive position is based on many factors, including our overall financial strength, geographic scope of business, client relationships, premiums charged, contract terms and conditions, products and services offered, speed of claims payment, reputation, experience and qualifications of employees and local presence. We compete for reinsurance business in U.S., European and other international reinsurance markets with numerous reinsurance and insurance companies, some of which have greater financial or other resources and higher claims-paying ratings. We believe that our largest competitors include:

•	Munich Reinsurance Company

•	Swiss Reinsurance Company

•	General Cologne Reinsurance Company, a subsidiary of Berkshire Hathaway, Inc.

•	Employers Reinsurance Corporation, a subsidiary of General Electric Company

•	Lloyd’s syndicates active in the London market

•	SCOR

•	Hannover Re Group, which is 75% owned by the mutual insurance group HDI Haftpflichtverband der Deutschen Industrie

•	companies active in the Bermuda Market, including the Partner Re Group, XL Capital Ltd., Ace Ltd. and RenaissanceRe Holdings Ltd.

      In addition, new companies have entered the reinsurance market and existing companies have raised additional capital to increase their underwriting capacity. Other financial institutions, such as banks, are now able to offer services similar to our own. In addition, we have recently seen the creation of alternative products from capital market participants that are intended to compete with reinsurance products. Moreover, following the September 11th terrorist events, a number of new reinsurers and other entities have been formed to compete in or with our industry, and a number of existing market participants have raised new capital, which may enhance their ability to compete. We are unable to predict the extent to which these new, proposed or potential initiatives may affect the demand for our products or the supply and terms of risks that may be available for us to consider underwriting.

Consolidation in the insurance industry could lead to lower margins for us and less demand for our reinsurance products and services

      The insurance industry overall is undergoing a process of consolidation as industry participants seek to enhance their product and geographic reach, client base, operating efficiency and general market power through merger and acquisition activities. These larger entities may seek to use the benefits of consolidation to, among other things, implement price reductions for the products and services they purchase. If competitive pressures compel us to reduce our prices, our operating margins would decrease.

      As the insurance industry consolidates, competition for customers may become more intense and the importance of acquiring and properly servicing each customer will become greater. We could incur greater expenses relating to customer acquisition and retention, which could reduce our operating margins. In addition, insurance companies that merge may be able to enhance their negotiating position when buying reinsurance and may be able to spread their risks across a larger capital base so that they require less reinsurance.

The loss of key executive officers could adversely affect us

      Our success has depended, and will continue to depend, partly upon our ability to attract and retain executive officers and, in particular, on the continued service of Dirk Lohmann, the Chief Executive Officer of Converium, Richard E. Smith, the Chief Executive Officer of Converium North America, Frank Schaar, the Chief Executive Officer of Converium Cologne, Benjamin Gentsch, the Chief Executive Officer of Converium Zurich, and Martin Kauer, the Chief Financial Officer of Converium. Each of Mr. Lohmann, Mr. Smith, and Mr. Kauer serves in his capacity pursuant to an employment agreement with no specified duration of employment. Mr. Schaar’s current employment agreement expires on December 31, 2002. The Board of Directors of Converium Germany decided on May 3, 2002 to renew Mr. Schaar’s contract for five years starting January 1, 2003. If any of these executives ceases to continue in his present role without an organized succession, we could be adversely affected.

      Our ability to execute our business strategy is dependent on our ability to attract and retain a staff of qualified underwriters and other personnel. Our management team includes a number of key personnel whose skills, experience and knowledge of the reinsurance industry constitute important elements of Converium’s competitive strengths. If some or all of these managers leave their positions at Converium, even if we were able to find persons with suitable skills to replace them, our operations could be adversely affected.

A downgrade in our ratings may adversely affect our relationships with clients and brokers and negatively impact sales of our products

      Claims-paying ability and financial strength ratings are a factor in establishing the competitive position of reinsurers. The claims-paying ability ratings assigned by rating agencies to reinsurance or insurance companies are based upon factors relevant to policyholders and are not directed toward the protection of investors.

      A ratings downgrade, or the potential for such a downgrade, among other things, could adversely affect our relationships with agents, wholesalers and other distributors of our products and services, negatively impact new sales and adversely affect our ability to compete in our markets. A.M. Best has rated Converium “A” (Excellent), Standard & Poor’s has rated Converium “A” (Strong) with stable outlook and Moody’s has rated Converium “A2” (Good) with stable outlook. Our ratings may not satisfy the criteria required by some of our clients and brokers. Accordingly, we may suffer a loss of business as a result. Any reduction in our ratings could result in our reinsurance operations being removed from the approved lists of some brokers or clients and may adversely affect our ability to write business through such brokers or to such clients.

Regulatory or legal changes could adversely affect our business

      Insurance laws, regulations and policies currently governing us and our clients may change at any time in ways which may adversely affect our business. Furthermore, we cannot predict the timing or form of any future regulatory initiatives. We are subject to applicable government regulation in each of the jurisdictions in which we conduct business, particularly in Switzerland, the United States and Germany. Regulatory agencies have broad administrative power over many aspects of the insurance and reinsurance industries. Government regulators are concerned primarily with the protection of policyholders rather than shareholders or creditors.

      Recently, the insurance and reinsurance regulatory framework has been subject to increased scrutiny in many jurisdictions. Changes in current insurance regulation may include increased governmental involvement in the insurance industry, initiatives aimed at premium controls, requirements for participation in guaranty associations or other industry pools and other changes which could adversely affect the reinsurance business and economic environment. Such changes could impose new financial obligations on us, require us to make unplanned modifications of our products and services, or result in delays or cancellations of sales of our products and services.

      The reinsurance industry is also affected by political, judicial and other legal developments, which have at times in the past resulted in new or expanded theories of liability. We cannot predict the future impact of changing law or regulation on our operations and any changes could have a material adverse effect on our financial condition, results of operations or cash flows. See “Regulation.”

We purchase retrocessional reinsurance, which subjects us to credit risk and may become unavailable on acceptable terms

      In order to limit the effect on our financial condition of large and multiple losses, we buy reinsurance for our own account. This type of insurance is known as “retrocessional reinsurance.” From time to time, market conditions have limited, and in some cases have prevented, insurers and reinsurers from obtaining the types and amounts of reinsurance which they consider adequate for their business needs. There can be no assurance that we will be able to obtain our desired amounts of retrocessional reinsurance. There is also no assurance that, if we are able to obtain such retrocessional reinsurance, we will be able to negotiate terms as favorable to us as in prior years.

      A retrocessionaire’s insolvency or its inability or unwillingness to make payments under the terms of its reinsurance treaty with us could have a material adverse effect on us. Therefore, our retrocessions subject us to credit risk because the ceding of risk to retrocessionaires does not relieve a reinsurer of its liability to the ceding companies. See “Business — Retrocessional Reinsurance.”

Because we depend on reinsurance brokers for a large portion of revenue, loss of business written through them could adversely affect us

      We market our reinsurance products worldwide in substantial part through reinsurance brokers. In some markets, such as the London market and the United States, we principally write through reinsurance brokers. The largest two brokerage firms accounted for approximately 25% of our gross premiums written for the year ended December 31, 2001. Loss of all or a substantial portion of the business written through brokers could have a material adverse effect on us.

Our reliance on reinsurance brokers exposes us to their credit risk

      In 2001, approximately 59% of our gross premiums written were written through brokers. In accordance with industry practice, we frequently pay amounts owed on claims under our policies to reinsurance brokers, and these brokers, in turn, pay these amounts over to the insurers that have reinsured a portion of their liabilities with us. We refer to these insurers as ceding insurers. In some jurisdictions, or pursuant to some contractual arrangements, if a broker fails to make such a payment, we may remain liable to the ceding insurer for the deficiency. Conversely, in certain jurisdictions, when the ceding insurer pays premiums for these policies to reinsurance brokers for payment over to us, these premiums are considered to have been paid and the ceding insurer will no longer be liable to us for those amounts, whether or not we have actually received the premiums. Consequently, in connection with the settlement of reinsurance balances, we assume a degree of credit risk associated with reinsurance brokers around the world.

Foreign exchange rate fluctuations may impact our results

      We publish our financial statements in U.S. dollars. Therefore, fluctuations in exchange rates used to translate other currencies, particularly European currencies including the euro, British pound and Swiss franc, into U.S. dollars will impact our reported financial condition, results of operations and cash flows from year to year. These fluctuations in exchange rates will also impact the U.S. dollar value of our investments and the return on our investments. For 2001, approximately:

•	42.3% of our gross premiums written

•	38.3% of our net investment income

•	37.3% of our losses and loss adjustment expenses and life benefits and

•	60.4% of our operating expenses

were denominated in currencies other than the U.S. dollar. For a discussion of the impact of material changes in foreign exchange rates on our shareholders’ equity, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Quantitative and Qualitative Disclosures About Market Risk.”

We may be adversely affected if Zurich Financial Services or its subsidiaries fail to honor their obligations to us or our clients

      As part of the Formation Transactions, we entered into a number of contractual agreements with Zurich Financial Services and its affiliates including the Master Agreement, the Quota Share Retrocession Agreement, the Master Novation and Indemnity Reinsurance Agreement, service agreements, lease agreements and certain indemnity agreements. Among other things, under the Quota Share Retrocession Agreement, Zurich Financial Services, through its subsidiaries, provides us with a substantial portion of our investment returns. Additionally, Zurich Financial Services, through its subsidiaries, has agreed to arrangements that cap our exposure, net of retrocessional reinsurance recoveries, for losses and loss adjustment expenses arising out of the September 11th terrorist attacks at $289.2 million, the amount of loss and loss adjustment expenses we recorded as of September 30, 2001. In addition, subsidiaries of Zurich Financial Services have provided us with retrocessional reinsurance protection, provided coverage for certain workers’ compensation exposure ceded to the Unicover Occupational Accident Reinsurance Pool, indemnified us for specified taxes and other matters and agreed to lease or sublease office space to us. See “Formation Transactions and Relationship with Zurich Financial Services.” Therefore, we are exposed to credit risk from Zurich Financial Services with respect to these obligations.

      In addition, Zurich Financial Services subsidiaries remain the legal counterparty for many of our assumed reinsurance contracts. Although we do not have credit risk exposure with respect to these contracts, if these Zurich Financial Services subsidiaries do not honor their commitments efficiently and effectively to these clients, we might bear reputational risk.

The financial and investment return information included in this prospectus may not be indicative of our future financial performance

      For periods ended December 31, 2001 and earlier, we derived the historical financial information included in this prospectus from historical financial statements of Zurich Financial Services. These financial statements present the financial condition, results of operations and cash flows of the businesses which, prior to the Formation Transactions, were owned by Zurich Financial Services and now comprise Converium. Accordingly, these financial statements may not necessarily reflect the results Converium would have achieved had it been a separate, stand-alone entity during the periods presented or the financial position, results of operations and cash flows of Converium in the future.

      Historically, a significant portion of our invested assets were managed by Zurich Financial Services pursuant to the Zurich Financing Agreement. Since the Zurich Financing Agreement was terminated effective July 1, 2001, and replaced by the Funds Withheld Asset, our historical investment results are not indicative of the investment results we may achieve in the future.

      In addition, under the Quota Share Retrocession Agreement, the Funds Withheld Asset may be prepaid to us, in whole or in part, as of the end of any calendar quarter. In the event that the Funds Withheld Asset is prepaid, we would have to reinvest these assets in investments and we may not be able to invest them at yields comparable to those payable under the Quota Share Retrocession Agreement. To the extent we are not able to invest these funds at comparable yields, our investment income could be adversely affected. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

We may be restricted from disposing of assets and may suffer negative tax consequences in the case of a change of control

      Certain tax considerations and contractual arrangements with Zurich Financial Services may make an acquisition of Converium less likely and limit our ability to dispose of assets or enter into new lines of business. Because of the qualification of the Formation Transactions under Swiss tax law as partially exempt from the Swiss Share Issuance Tax to Converium, we may be restricted from certain disposals of assets, and may further face adverse tax consequences if the ownership of one third or more of our registered shares comes to be held by one shareholder or a group of related shareholders. See “Formation Transactions and Relationship with Zurich Financial Services — Swiss Tax Consequences to Converium of the Formation Transactions.”

Future European Commission directives may disadvantage companies like us which are not established within the European Union

      In October 2002, the European Commission, or EC, released a draft Proposal for a Directive of the European Parliament and of the Council concerning reinsurance and retrocession. The draft proposal provides for certain protections, freedoms of action and other benefits for reinsurance companies established within the European Union when engaging in business in other EU member states. As Converium AG is established in Switzerland, if this Directive is eventually adopted we would not be entitled to these same benefits within the EU as other reinsurers which have been established there. In this case, Converium AG may be at a disadvantage in doing business in the EU in comparison to its competitors established in EU member states. Since Converium AG derives a substantial proportion of our revenues within the EU, any competitive disadvantages we face there could have an adverse effect on our results of operations.

Risks Relating to the Notes

The issuer’s ability to pay principal and/or interest on the notes and the ability of the guarantors to make payments on the guarantee is limited by the amounts our subsidiaries may pay to them

      As we operate through an insurance holding company structure, the principal assets of the Converium Holding AG, a guarantor, and a portion of the assets of Converium AG, the other guarantor, consist of the shares of our insurance subsidiaries. Further, the issuer will make loans or equity or other investments in these subsidiaries. The ability of the issuer to pay principal and interest on the notes and the ability of the guarantors to make payments under the guarantee is affected by the ability of these insurance company subsidiaries, our principal sources of cash flow, to declare and distribute dividends or make other payments to the issuer and to declare and distribute dividends on their shares held by the guarantors. Our insurance company subsidiaries are subject to various statutory and regulatory restrictions, applicable to insurance companies generally, that limit the amount of cash dividends, loans and advances that those subsidiaries may pay. For example, under certain insurance laws, an insurance company generally may pay dividends only out of its unassigned surplus as reflected in its statutory financial statements filed in that jurisdiction.

      We can give no assurance that more stringent restrictions will not be adopted from time to time by jurisdictions in which our insurance subsidiaries are domiciled, which could have the effect, under certain circumstances, of significantly reducing interest, dividends or other amounts payable to the issuer and the guarantors by such subsidiaries without affirmative prior approval by insurance regulatory authorities.

      Additional indebtedness incurred by our subsidiaries may restrict the ability of our subsidiaries to pay interest, dividends or make other similar payments to the issuer and the guarantors.

      Our results may vary from year to year on account of fluctuations in policy claims received by us. A significant increase in policy claims could adversely impact our business and the ability of our insurance subsidiaries to pay dividends or make other payments to the issuer or to declare and distribute dividends to the guarantors.

      In the event of the insolvency, liquidation, reorganization, dissolution or other winding up of one of our subsidiaries, all creditors of such subsidiary, including any holders of policies, would be entitled to payment in full out of the assets of such subsidiary before the issuer, under any investments by the issuer in these subsidiaries, and the guarantors, as shareholders, would be entitled to any payments. As of September 30, 2002, subsidiaries of Converium Holding AG and Converium AG would have had approximately $197.0 million of indebtedness. Creditors of subsidiaries would have to be paid in full before the issuer’s or guarantors’ creditors, including holders of the notes, would be entitled to receive any payment from the assets of such subsidiary.

Your right to receive payment of principal, interest and other amounts in respect of the notes and payments on the guarantee will be subordinated to certain of the issuer’s and the guarantors’ obligations

      Your right to receive payment of principal of, interest on, and any other amounts owing in respect of, the notes or payments on the guarantee will be junior to the prior payment in full of all claims of Senior Creditors, as defined in this prospectus, of the issuer and the guarantors, respectively. The terms of the indenture for the notes and the guarantees will permit the issuer and the guarantors to incur additional indebtedness that would constitute claims of Senior Creditors. If the issuer or the guarantors were to undergo a liquidation, dissolution, reorganization or any similar proceeding, their assets would be available to pay obligations in respect of the notes or the guarantee, as applicable, only after all of the claims of Senior Creditors have been paid in full, and there may not be sufficient assets to pay amounts due on all or any of the notes or under the guarantee.

      In addition, the notes and the guarantee will effectively rank junior to all of the secured debt of the issuer and the guarantors, respectively, to the extent of the value of the assets securing such debt. The terms of the indenture will permit the issuer and the guarantors to incur additional secured debt.

Your rights as a holder of book-entry interests are in certain respects dependent upon intermediaries

      Unless and until definitive notes are issued in exchange for the book-entry interests, holders of the book-entry interests will not be considered the owners or holders of the notes under the indenture. After payment to the depositary (as holder of the global notes), we will have no responsibility or liability for the payment of interest, principal or other amounts to DTC, Euroclear or Clearstream, their participants (“Participants”) or to holders of book-entry interests. The depositary, or its nominee, will be the sole holder of the notes in the form of the global notes. Accordingly, each person owning a book-entry interest must rely on the procedures of the depositary and DTC, Euroclear and Clearstream and, if such person is not a Participant, on the procedures of the Participant through which such person owns its interest, to exercise any rights of a holder under the indenture. See “Description of the Notes; Form of Notes; Book-Entry System.”

      Payments of any amounts owing in respect of the global notes will be made through a paying agent appointed under the indenture (which initially will be the Trustee) to the depositary, as the holder of the global notes. Upon receipt of any such amounts, the depositary will pay such amounts in respect of notes in dollars to DTC, Euroclear and Clearstream which should distribute to their Participants. We expect that payments by Participants to owners of interests in book-entry interests held through such Participants will be governed by standing customer instructions and customary practices, as is now the case with the securities held for the accounts of customers in bearer form or registered in “street name,” and will be the responsibility of such Participants. None of the issuer, Converium, the Trustee, the depositary, the Managers or any Paying Agent will have any responsibility or liability for any aspect of the records relating to, or payments made on account of, such book-entry interests or for maintaining, supervising or reviewing any records relating to such book-entry interests.

      Unlike holders of the notes themselves, holders of the book-entry interests will not have the direct right under the indenture to act upon any solicitation by the issuer of consents or requests by us for waivers or other actions from the holders of the notes. Instead, a holder of book-entry interests will be permitted to act only to the extent it has received appropriate proxies to do so from the depositary, and, if applicable, Participants. There can be no assurance that procedures implemented for the granting of such proxies will be sufficient to enable holders of book-entry interests to vote on any requested actions on a timely basis. Similarly, upon the occurrence of an Event of Default (as defined under the indenture), holders of the applicable book-entry interests will be restricted to acting through the depositary and Participants if and until such holders request definitive registered notes to be issued. There can be no assurance that the procedures to be implemented by the common depositary, DTC, Euroclear, Clearstream or Participants under such circumstances will be adequate to ensure the timely exercise of remedies under the indenture.

An active trading market for the notes may not develop

      Though the issuer has applied to list the notes on the New York Stock Exchange, we cannot assure you regarding the future development of a market for the notes or the ability of holders of the notes to sell their notes or the price at which such holders may be able to sell their notes. If such a market were to develop, the notes could trade at prices that may be higher or lower than the initial offering price depending on many factors, including prevailing interest rates, our operating results and the market for similar securities. The Managers have advised us that they currently intend to make a market in the notes as permitted by applicable laws and regulations; however, the Managers are not obligated to do so, and any such market-making activities with respect to the notes may be discontinued at any time without notice. Therefore, there can be no assurance as to the liquidity of any trading market for the notes or that an active public market for the notes will develop. See “Plan of Distribution.”

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

      This prospectus contains forward-looking statements. Forward-looking statements are necessarily based on estimates and assumptions that are inherently subject to significant business, economic and competitive uncertainties and contingencies, many of which, with respect to future business decisions, are subject to change. These uncertainties and contingencies can affect actual results and could cause actual results to differ materially from those expressed in any forward-looking statements made by, or on behalf of, us.

      In particular, statements using words such as “expect,” “anticipate,” “intend,” “believe” or words of similar import generally involve forward-looking statements. This prospectus includes a number of forward-looking statements, including the following:

•	certain statements in “Management’s Discussion and Analysis of Financial Condition and Results of Operations” with regard to trends in results, prices, volumes, operations, estimates of current and future performance and losses, investment results, margins, overall market trends, risk management and exchange rates

•	certain statements in “Industry Overview” with regard to pricing conditions in the reinsurance and insurance industries, demand for reinsurance products and other market trends

•	certain statements in “Business” with regard to strategy and management objectives, trends in market conditions, prices, market standing and product volumes, investment results, litigation and the effects of changes or prospective changes in regulation

•	certain statements in “Regulation” with regard to the effects of changes or prospective changes in regulation

      In light of the risks and uncertainties inherent in all future projections, the inclusion of forward-looking statements in this prospectus should not be considered a representation by us or any other person that our objectives or plans will be achieved. Numerous factors could cause our actual results to differ materially from those in the forward-looking statements, including the factors set forth in “Risk Factors” and the following:

•	cyclicality of the reinsurance industry

•	uncertainties in our reserving process

•	the occurrence of natural and man-made catastrophic events with a frequency or severity exceeding our estimates

•	acts of terrorism and acts of war

•	changes in economic conditions, including interest and currency rate conditions which could affect our investment portfolio

•	actions of competitors, including industry consolidation and development of competing financial products

•	a decrease in the level of demand for our reinsurance or increased competition in our industries or markets

•	the lowering or loss of one of the financial or claims-paying ratings of one or more of our subsidiaries

•	political risks in the countries in which we operate or in which we insure risks

•	the passage of additional legislation or the promulgation of new regulation in a jurisdiction in which we operate or where our subsidiaries are organized

•	expected changes in our investment results following the formation transactions described in this prospectus as a result of the changed composition of our investment assets or changes in our investment policy

•	failure of our retrocessional reinsurers to honor their obligations

•	risks associated with implementing our business strategies

•	the possibility that our business or operations will be adversely impacted by our separation from Zurich Financial Services

•	risks relating to the integration of our business units into a new entity

•	extraordinary events affecting our clients, such as bankruptcies and liquidations

      The factors listed above should not be construed as exhaustive. We cannot assess the impact of each factor on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those described in any forward-looking statements. Except as otherwise required by law, we undertake no obligation to publicly release any future revisions we may make to forward-looking statements to reflect events or circumstances after the date of this prospectus or to reflect the occurrence of unanticipated events.

USE OF PROCEEDS

      We estimate that the issuer will receive approximately $     in net cash proceeds from the offering after we deduct the commissions to the managers. The net proceeds of the offering will be ultimately used exclusively outside Switzerland and will be used for general corporate purposes, including through loans, equity or other investments by the issuer in other entities in the Converium Group or other entities, which may include newly created entities.

THE ISSUER

General

      Converium Finance S.A. is a company incorporated for unlimited duration under the laws of Luxembourg on October 7, 2002. The issuer has authorized share capital of €31,000 divided into 3,100 shares with a par value of €10 per share, 3,099 of which are owned by Converium AG and one of which is held by BAC Management S.a.r.l., a director of the issuer, and all of which are fully paid. The issuer’s registered office is 54, boulevard Napoleon Ier, L-2210 Luxembourg. The object of the issuer, as stated in its Articles of Incorporation, is the acquisition, the management, the enhancement and the disposal of participations in whichever form in domestic and foreign companies.

Capitalization

      The following table sets forth the issuer’s unaudited capitalization as at the date of this prospectus, prepared in accordance with U.S. GAAP:

Share Capital:
Authorized issued and fully paid:
3,100 shares of par value €10	$

Indebtedness:
% Guaranteed Subordinated Notes due 2032	$

$

      The issuer has no other securities outstanding, and will be subject to restrictions on issuing securities in the future as described in this prospectus.

Business

      The issuer was formed for the purpose of issuing the notes and using the proceeds to finance the business operations of the Group. Since the date of its formation, the issuer has not engaged in any business other than the issue of the notes. Immediately subsequent to the offering, the issuer’s only material assets will be the proceeds of the offering and subsequently any assets resulting from the investment of these proceeds. The issuer has no subsidiaries.

Directors

      The current directors of the issuer are as follows:

Name	Position

Martin A. Kauer	Director and Executive Officer
Ralf Arndt	Director and Financial Officer
Christian Felderer	Director
A.M.S. Administrative and Management Services S.a.r.l.	Director
BAC Management S.a.r.l.	Director

      Martin A. Kauer is Group Chief Financial Officer of Converium. He has served as Chief Financial Officer of Zurich Financial Services’ global reinsurance operations since July 1998. From 1996 to 1998, Mr. Kauer managed the demutualization of Rentenanstalt/ Swiss Life, where he was also responsible for Strategic Planning and Controlling. Previously, Mr. Kauer worked for Union Bank of Switzerland as an investment banker. Mr. Kauer holds a degree in economics from the University of Zurich, Switzerland.

      Christian Felderer is Group General Counsel and Corporate Secretary for Converium Holding Ltd and Converium Ltd. Between 1990 and 1997 Mr. Felderer held various management responsibilities in the International Division of Zurich Insurance Company, which included the establishment and management of the captives and financial risk department as well as the management of the claims organization.

Mr. Felderer has a law degree from the University of Zurich and is admitted to the Bar of the Canton of Zurich.

      Ralf Arndt is Chief Accounting Officer for Converium Cologne. From 1999 to 2002, he served at Hannover Re, Hannover, first in Finance and Accounting and then as Associate Director of Controlling and Information. From 1994 to 1999, he worked at KPMG Deutsche Treuhand-Gesellschaft AG, Cologne in the Audit Department for Insurance Companies. Mr. Arndt graduated from the College of Cologne, Faculty of insurance business in 1992.

      A.M.S Administrative and Management Services S.a.r.l. and BAC Management S.a.r.l. are companies formed under the laws of the Grand Duchy of Luxembourg. The directors of both A.M.S. Administrative and Management Services S.a.r.l. and BAC Management S.a.r.l. are Andre Wilwert, Bob Bernard, Gerard Matheis and Jean Fell.

CAPITALIZATION

      The tables below set forth the unaudited consolidated capitalization and indebtedness of Converium Holding AG and Converium AG, each as of September 30, 2002 on a historical basis and on an as adjusted basis to give effect to the offering. You should read these tables together with our consolidated interim financial statements and the notes to those financial statements, as well as the information under “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources.”

	As of September 30, 2002

		As
	Actual	Adjusted

	($ in millions)
Converium Holding AG
Debt:
Non-convertible, unsecured, unsubordinated senior notes	$197.0	$197.0
Notes	—
Shareholders’ equity:
Ordinary (nominal) share capital (40 million shares outstanding, CHF10 per share)	253.0	253.0
Additional paid-in capital	1,341.1	1,341.1
Treasury stock	(10.3)	(10.3)

Total share capital	1,583.8	1,583.8
Unearned stock compensation	(12.5)	(12.5)
Accumulated other comprehensive income (loss)
Net unrealized losses on investments, net of taxes	(50.6)	(50.6)
Cumulative translation adjustments	112.8	112.8
Retained earnings	26.0	26.0

Total equity	1,659.5	1,659.5

Total capitalization and indebtedness	$1,856.5	$

	As of September 30, 2002

		As
	Actual	Adjusted

	($ in millions)
Converium AG
Debt:
Non-convertible, unsecured, unsubordinated senior notes	$197.0	$197.0
Note payable to Converium Holding AG	150.0	150.0
Notes	—
Shareholders’ equity:
Ordinary (nominal) share capital (40 million shares outstanding, CHF 10 per share)	253.0	253.0
Additional paid-in capital	1,299.7	1,299.7

Total share capital	1,552.7	1,552.7
Accumulated other comprehensive income (loss):
Net unrealized losses on investments, net of taxes	(51.2)	(51.2)
Cumulative translation adjustments	106.3	106.3
Retained earnings	27.5	27.5
Total equity	1,635.3	1,635.3

Total capitalization and indebtedness	$1,982.3	$

SELECTED CONSOLIDATED AND HISTORICAL COMBINED FINANCIAL AND OTHER DATA OF

CONVERIUM HOLDING AG

      We have prepared our consolidated and historical combined financial statements included in this prospectus in accordance with accounting principles generally accepted in the United States, or U.S. GAAP. The following selected financial data highlights selected information derived from our consolidated and historical combined financial statements that can be found later in this prospectus, as of and for the years ended December 31, 2001, 2000, 1999 and 1998. The selected financial data and other financial information presented below for the three months ended September 30, 2002 and as of and for the nine months ended September 30, 2002 and for the three and nine months ended September 30, 2001 have been derived from our unaudited consolidated and historical combined interim financial statements that can be found later in this prospectus and include all adjustments which are, in our opinion, necessary for a fair statement of our financial position at such dates and results of operations for such periods.

      This selected financial data may not contain all the information that is important to you. For a complete picture you should read it in conjunction with our consolidated and historical combined financial statements and the related notes to those financial statements contained in this prospectus.

      The consolidated and historical combined financial statements are presented as if we had been a separate entity for all periods presented. These financial statements include estimates related to the allocation to Converium of costs of Zurich Financial Services’ corporate infrastructure. We believe that these allocations are reasonable. However, this financial information may not be indicative of our future performance and does not necessarily reflect what our financial position and results of operations would have been had we operated as a stand-alone entity during the periods covered.

      The selected consolidated and historical combined financial data presented below omits data related to 1997. The consolidated and historical combined financial statements were prepared on a carve-out basis and involved extensive efforts. Financial information for 1997 on this basis is not available and would have been onerous and costly to produce.

	Three Months		Nine Months Ended
	Ended September 30,		September 30,		Year Ended December 31,

	2002	2001	2002	2001	2001	2000	1999	1998

	($ in millions, except per share information)
Income statement data:
Revenues:
Gross premiums written	$745.0	$804.4	$2,518.7	$2,230.0	$2,881.2	$2,565.8	$1,928.7	$1,458.8
Less ceded premiums written	(47.7)	(160.5)	(129.9)	(318.5)	(398.6)	(569.8)	(358.5)	(213.7)

Net premiums written	697.3	643.9	2,388.8	1,911.5	2,482.6	1,996.0	1,570.2	1,245.1
Net change in unearned premiums	57.5	11.8	(116.9)	(202.8)	(187.4)	(134.5)	(168.7)	(17.7)

Net premiums earned	754.8	655.7	2,271.9	1,708.7	2,295.2	1,861.5	1,401.5	1,227.4
Net investment income	58.9	55.6	191.9	170.0	228.7	176.0	214.0	255.4
Net realized capital gains (losses)	29.9	1.2	(31.4)	(23.7)	(18.4)	83.7	76.3	78.9
Other (loss) income	(23.5)	(0.2)	(19.9)	(5.2)	(5.8)	29.3	22.1	24.8

Total revenues	$820.1	$712.3	$2,412.5	$1,849.8	$2,499.7	$2,150.5	$1,713.9	$1,586.5

Benefits, losses and expenses:
Total losses, loss adjustment expenses and insurance benefits	$(678.5)	$(880.3)	$(1,789.0)	$(1,790.3)	$(2,300.5)	$(1,604.5)	$(1,138.7)	$(917.3)
Total costs and expenses	(182.9)	(175.5)	(622.4)	(454.0)	(678.7)	(587.5)	(470.6)	(484.7)
Amortization of goodwill	—	(2.0)	—	(6.2)	(7.8)	(7.3)	(6.2)	(6.2)
Restructuring costs	—	(13.9)	—	(15.9)	(50.0)	—	—	—

Total benefits, losses and expenses	(861.4)	(1,071.7)	(2,411.4)	(2,266.4)	(3,037.0)	(2,199.3)	(1,615.5)	(1,408.2)

(Loss) income before taxes	(41.3)	(359.4)	1.1	(416.6)	(537.3)	(48.8)	98.4	178.3
Income tax benefit (expense)	35.7	60.0	24.9	56.7	169.9	19.5	(40.6)	(62.0)

Net (loss) income	$(5.6)	$(299.4)	$26.0	$(359.9)	$(367.4)	$(29.3)	$57.8	$116.3

(Loss) earnings per share:
Number of shares (millions)(1)	40.0	40.0	40.0	40.0	40.0	40.0	40.0	40.0
(Loss) earnings per share(1)	$(0.14)	$(7.49)	$0.65	$(9.00)	$(9.18)	$(0.73)	$1.45	$2.91

	As of	As of December 31,
	September 30,
	2002	2001	2000	1999	1998

	($ in millions)
Balance sheet data:
Total invested assets	$4,444.6	$4,915.9	$4,349.7	$4,232.8	$3,898.1
Total assets	10,842.8	9,706.5	8,321.3	6,916.0	6,290.9
Reinsurance liabilities	8,715.9	7,677.9	6,486.6	5,048.9	4,409.9
Debt	197.0	197.0	196.9	196.8	196.7
Total liabilities	9,183.3	8,135.7	7,232.9	5,694.6	5,060.6
Total equity	1,659.5	1,570.8	1,088.4	1,221.4	1,230.3

	Three Months
	Ended		Nine Months Ended
	September 30,		September 30,		Year Ended December 31,

	2002	2001	2002	2001	2001	2000	1999	1998

	($ in millions, except per share information)
Other data:
Net premiums written by segment:
Converium Zurich	$355.8	$324.6	$1,105.1	$850.2	$1,185.0	$818.3	$569.5	$439.9
Converium North America	279.5	232.4	912.5	682.3	898.4	844.7	677.3	533.3
Converium Cologne	38.0	32.3	252.6	243.3	257.8	218.6	238.6	209.3
Converium Life	24.0	54.6	118.6	135.8	141.4	114.4	84.8	62.6

Total net premiums written	$697.3	$643.9	$2,388.8	$1,911.5	$2,482.6	$1,996.0	$1,570.2	$1,245.1

Non-life combined ratio	112.7%	162.6%	104.8%	131.0%	128.9%	116.9%	112.5%	111.8%

Ratio of earnings to fixed charges(2)	(3)	(4)	1.1	(5)	(6)	(7)	5.9	10.6

(1)	The 40,000,000 registered shares sold in the global offering in December 2001 are considered outstanding for all periods presented prior to December 31, 2001.

(2)	The ratio of earnings to fixed charges is calculated by dividing earnings by fixed charges. Fixed charges consist of interest expense.

(3)	Due to Converium’s loss for the three months ended September 30, 2002, the ratio coverage was less than 1:1. Converium would have needed to generate additional earnings of $41.3 million to achieve coverage of 1:1.

(4)	Due to Converium’s loss for the three months ended September 30, 2001, the ratio coverage was less than 1:1. Converium would have needed to generate additional earnings of $359.4 million to achieve coverage of 1:1.

(5)	Due to Converium’s loss for the nine months ended September 30, 2001, the ratio coverage was less than 1:1. Converium would have needed to generate additional earnings of $416.6 million to achieve coverage of 1:1.

(6)	Due to Converium’s loss in 2001 the ratio coverage was less than 1:1. Converium would have needed to generate additional earnings of $537.3 million to achieve coverage of 1:1.

(7)	Due to Converium’s loss in 2000 the ratio coverage was less than 1:1. Converium would have needed to generate additional earnings of $48.8 million to achieve coverage of 1:1.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

      You should read the following discussion and analysis in conjunction with our consolidated financial statements including the related notes to those financial statements. Our consolidated financial statements have been prepared in accordance with U.S. GAAP. This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results may differ materially from the results described or implied by these forward-looking statements. You should read the information under “Risk Factors” on page 14 of this prospectus for information about material risks and uncertainties that affect our business and “Cautionary Note Regarding Forward-Looking Statements‘ on page 24 for information about our presentation of forward-looking information.

Overview

      Converium is a leading global professional reinsurer, which offers a full range of traditional non-life and life reinsurance products as well as innovative “non-traditional” solutions to help clients manage capital and risk. Our principal lines of non-life reinsurance include liability, property, motor, credit and surety, workers’ compensation, aviation and space, accident and health, marine, engineering and other specialized lines. The principal life reinsurance product is ordinary life reinsurance.

      Converium was formed through the restructuring and integration of substantially all of the third party assumed reinsurance business of Zurich Financial Services formerly operated under the “Zurich Re” brand name. On December 1, 2001, Converium entered into an agreement with Zurich Financial Services, referred to as the Master Agreement, which sets forth the terms of our separation from Zurich Financial Services. On December 11, 2001, Zurich Financial Services sold 87.5% of its interest in Converium to the public in a global offering, representing our legal separation from Zurich Financial Services. Subsequently, on January 9, 2002, Zurich Financial Services sold to the public its remaining 12.5% interest in Converium as a result of the underwriters’ exercise of their over-allotment option, which sales resulted in the public owning 100% of our shares. See “Formation Transactions and Relationship with Zurich Financial Services.”

      Subsequent to these Formation Transactions, Converium has operated as an independent company. However, under the Master Agreement, Converium has several ongoing business relationships with Zurich Financial Services. See “Formation Transactions and Relationship with Zurich Financial Services” and the notes to the consolidated financial statements.

      Based on calendar year 2001 third party net premiums written, Converium ranks among the ten largest global professional reinsurers. Converium is rated “A” (Excellent) by A.M. Best Company, Inc., “A” (Strong) with stable outlook by Standard & Poor’s Corporation and “A2” (Good) with stable outlook by Moody’s Investors Service, Inc. Our A.M. Best, Standard & Poor’s and Moody’s ratings are not designed to be, and do not serve as, measures of protection or valuation offered to investors and these claims-paying ratings should not be relied on with respect to making an investment in our securities. A.M. Best, Standard & Poor’s and Moody’s review their ratings periodically and we cannot assure you that we will maintain our current ratings in the future.

      We organize our business and allocate our capital and other resources through four operating segments:

•	Converium Zurich — Non-Life reinsurance

•	Converium North America — Non-Life reinsurance

•	Converium Cologne — Non-Life reinsurance

•	Converium Life — Life reinsurance

      We prepare segregated financial information for each of our operating segments. In the future, we plan to continue conducting our business and measuring our financial and operating performance based on these segments.

      We derive our revenues principally from:

•	premiums from our non-life and life reinsurance and insurance businesses

•	investment income and investment gains from our portfolio of invested assets, net of investment expenses

•	interest on premium and loss deposits withheld by our clients

      Our costs and expenses principally consist of:

•	losses and loss adjustment expenses, which include:

•	non-life reinsurance and insurance losses and loss adjustment expenses

        • death and other life reinsurance benefits

•	operating and administration costs, which include:

•	treaty and individual risk underwriting acquisition costs, commonly referred to as commissions

•	overhead costs, predominantly consisting of salaries and related costs

•	interest expenses

•	income taxes

      Our profitability depends to a large extent on:

•	the quality of our underwriting and pricing

•	the level of incurred losses and commissions

•	the timing of loss and benefit payments

•	our ability to earn appropriate yields on our investment portfolio

•	our ability to manage operating and administration costs

•	our ability to efficiently and effectively manage risk, including retrocessions

      When reviewing our financial statements, there are certain business characteristics that affect the reporting of our results. The most significant factors are set forth below.

Formation Transactions and Consolidated Financial Statements

      We prepare our financial statements on a U.S. GAAP basis. For periods prior to December 11, 2001, we derived the financial information in this prospectus from the historical financial statements of Zurich Financial Services. These statements present the financial condition, results of operations and cash flows of the businesses which, prior to the Formation Transactions, were owned by Zurich Financial Services and now comprise Converium. The Formation Transactions included the:

•	creation of Converium Holding AG, based in Zug, Switzerland, as a separate legal entity

•	reinsurance by Converium AG under the Quota Share Retrocession Agreement described below of substantially all of the third party reinsurance business historically underwritten under the “Zurich Re” brand name by the Zurich Re Zurich business unit of Zurich Financial Services

•	establishment of the Funds Withheld Asset contemplated by the Quota Share Retrocession Agreement in conjunction with the cancellation of the Zurich Financing Agreement

•	transfer by Zurich Financial Services and its subsidiaries of cash and other assets and liabilities to Converium

      The assets transferred to us included:

•	approximately $70 million in shares in PSP Swiss Property Ltd., Zug, a company listed on the SWX Swiss Exchange

•	approximately $50 million in units of Zurich Invest Aktien Euroland, an investment fund quoted on the Frankfurt Stock Exchange

•	the shareholders’ equity of the legal entities comprising our operating businesses

•	the operating assets of the Converium Zurich business

      The balance of the assets transferred to us consisted of cash, of which approximately $140 million was used by Converium AG to acquire residential and commercial rental properties located in Switzerland from subsidiaries of Zurich Financial Services.

      Our financial results reflect the effects of the intercompany financing agreement between Converium AG and an affiliate of Zurich Financial Services, which we refer to as the Zurich Financing Agreement. This agreement was established to help measure the profitability and cash flows of the reinsurance operations of Zurich Insurance Company, or ZIC, and historically accounted for substantially all of the investment returns of the Zurich Re Zurich business unit of Zurich Financial Services. As a consequence of the Formation Transactions, this agreement was cancelled, effective July 1, 2001.

      Accordingly, our financial statements may not necessarily reflect the results that Converium would have achieved on a stand-alone basis, mainly because of different investment results. See “— Investment Results” for a discussion of the impact on our investment results of the cancellation of the Zurich Financing Agreement, the establishment of the Funds Withheld Asset contemplated by the Quota Share Retrocession Agreement, and the related capital contribution to Converium AG by Zurich Financial Services and its subsidiaries.

      The following is a description of certain transactions that were entered into by Converium and Zurich Financial Services and their respective subsidiaries to establish Converium as a stand-alone legal entity.

      Converium Zurich. Historically, Converium Zurich was not a separate legal entity and underwrote substantially all of its business pursuant to reinsurance policies issued by ZIC and Zurich International (Bermuda) Limited, or ZIB, both subsidiaries of Zurich Financial Services, and was operated as the Zurich Re Zurich business unit of Zurich Financial Services. These insurance subsidiaries were retained by Zurich Financial Services. In June 2001, we incorporated Converium AG, based in Zurich, which is a wholly owned subsidiary of Converium Holding AG. Since October 1, 2001, Converium Zurich has written its new and renewal business on the balance sheet of the new legal entity. The third party reinsurance business written by ZIC and ZIB under the “Zurich Re” brand name with an inception date on or after January 1, 1987 was reinsured by Converium Zurich pursuant to the Quota Share Retrocession Agreement. See “Formation Transactions and Relationship with Zurich Financial Services — Acquisition of the Converium Zurich Business — Quota Share Retrocession Agreement” for a description of this agreement. This business is reflected in our financial statements as if it had been written by Converium Zurich from the date of inception of the business.

      The transfer of the Converium Zurich business was accomplished pursuant to the Quota Share Retrocession Agreement, on a funds withheld basis. This means that Converium Zurich assumed all the liabilities (except certain liabilities arising from the September 11th terrorist attacks), primarily consisting of loss and loss adjustment expense reserves plus unearned premium balances, relating to the business. ZIC and ZIB retained the assets which support this business, and Converium Zurich receives an investment return derived from these assets in the form of interest. In this prospectus, we refer to the assets retained by ZIC and ZIB as the “Funds Withheld Asset.” See “— Investment Results” and “Business — Investments.” Under the Quota Share Retrocession Agreement, ZIC and ZIB remain the legal counter-parties for the original insureds and Converium Zurich reinsures ZIC and ZIB. Converium Zurich retains the profits and losses from this business.

      Converium Zurich has financial risks relating to the gross loss and loss adjustment expense reserves and related third party reinsurance recoverables arising out of the business reinsured under the Quota Share Retrocession Agreement. We manage all third party retrocessions related to the reinsured business and bear the credit risk for uncollectible reinsurance balances (with the exception of reinsurance for September 11th events). Additionally, we have a right of offset under the Quota Share Retrocession Agreement so that reinsurance balances owed to ZIC and ZIB may be offset against the Funds Withheld Asset directly. The Quota Share Retrocession Agreement provides that ZIC and ZIB may not, during its term, cancel these existing third party retrocessions for the benefit of the reinsurance policies covered under the agreement without the consent of Converium.

      Under the Quota Share Retrocession Agreement, the interest payable to Converium AG on the Funds Withheld Asset is based on fixed interest rates tied to each of our major functional currencies. These interest rates were calculated as if the assets had been invested in fixed income securities denominated in the functional currencies as of July 1, 2001 and reflect the estimated duration of the underlying reinsurance liabilities as of that date. Interest on the Funds Withheld Asset is payable quarterly in the currencies of the assets held and the amount of interest payable will vary due to changes in the currency mix of the Funds Withheld Asset and changes in foreign exchange rates. Among other things, this structure is designed to reduce our exposure to foreign currency movements.

      Converium North America. In North America, our business is conducted through the legal entities Converium Reinsurance (North America) Inc. and Converium Insurance (North America) Inc., which are held through Converium Holdings (North America) Inc. Converium Reinsurance (North America) Inc. and Converium Insurance (North America) Inc. were historically known as Zurich Reinsurance (North America), Inc., and ZC Insurance Company, respectively. Converium Holdings (North America) Inc. is a newly created Delaware holding company established to own our North American reinsurance and insurance operations.

      Historically, a number of Zurich Financial Services business units wrote business not managed by us on the Converium Reinsurance (North America) Inc. balance sheets. These units included Zurich Financial Services’ internal reinsurance division, referred to as GRI, and the Centre Group of companies, referred to as Centre Group. As part of the Formation Transactions, the business underwritten by GRI and Centre Group has been either novated or retroceded to affiliates of Zurich Financial Services pursuant to certain reinsurance and novation agreements. See “Formation Transactions and Relationship with Zurich Financial Services” for a description of this agreement. Our financial statements reflect the business that remains the financial responsibility of Converium North America and exclude novated business from all periods presented. The business that will be retroceded is reported as 100% ceded for all periods presented. Converium North America will only have financial responsibility for the retroceded business if these affiliates of Zurich Financial Services do not meet their reinsurance obligations. However, this risk is mitigated by the fact that we hold reinsurance deposits to collateralize the retroceded liabilities.

      Converium Cologne and Converium Life. Converium Cologne and Converium Life conduct their business through Converium Rückversicherung (Deutschland) AG, which we refer to as Converium Germany. Converium Germany was historically known as Zürich Rückversicherung (Köln) AG, or ZRK. Historically, Zurich Re Zurich, ZIC and GRI all wrote reinsurance business through policies issued by Converium Germany. As part of the Formation Transactions, business not managed by us but written on policies issued by Converium Germany was novated, commuted or retroceded to affiliates of Zurich Financial Services or third parties. Our financial statements reflect the business that remains the financial responsibility of Converium Cologne and exclude novated and commuted business from all periods presented.

Critical Accounting Policies

      The accounting policies for premiums and non-life loss and loss adjustment expense reserves described more fully below are those we consider critical in preparing our financial statements. These policies include significant estimates made by management using information available at the time the estimates are made. However, as described below, these estimates could change materially if different information or assumptions were used. The descriptions below are summarized and have been simplified for clarity. A more detailed description of these and other significant accounting policies used by us in preparing our financial statements is included in the Notes to the Consolidated and Historical Combined Financial Statements.

Premiums

      When we underwrite business, we receive premiums for assuming the risk. When our client is an insurance company, we classify this as assumed premiums written, and when our client is not an insurance company, we classify it as direct premiums written. When combined, assumed premiums and direct premiums are referred to as gross premiums. Should we choose to purchase reinsurance protection for the business that we underwrite, then the premiums paid to the retrocessionaire for the protection are recorded as ceded premiums written. The amount represented by gross premiums written less ceded premiums written is referred to as net premiums written.

      Premiums written during one reporting period do not necessarily represent the risks actually carried during that period. In a typical reporting period we generally earn a portion of the premiums written during that period together with premiums which were written during earlier periods. Likewise, some part of our premiums written will not be earned until future periods. We allocate premiums written but not yet earned to an unearned premium reserve, which represents a liability on our balance sheet. As time passes, the unearned premium reserve is gradually reduced and the corresponding amount is released through the income statement as premiums earned. Premiums are typically earned on a pro rata basis over the period that the coverage is in effect. Our premium earned and written estimates are regularly reviewed and enhanced as information is reported to us by our clients and we are able to refine our estimates and assumptions. Our estimation procedures are also affected by the timeliness and comprehensiveness of the information our clients provide to us.

      We write a wide range of different types of insurance and reinsurance policies, some of which are earned during periods shorter than one reporting period, while some are earned during substantially longer periods. This mix of business can change significantly from one period to the next and these changes can cause the relationship between written and earned premiums to differ, perhaps significantly, on a year-to-year basis. In our analysis of trends, we relate the change in premiums earned to the change in premiums written. Typically, differences in the percentage growth or decline between premiums written and earned mainly reflect differences in our mix of business from year to year.

Non-Life Loss and Loss Adjustment Reserves

      We are required by applicable insurance laws and regulations as well as U.S. GAAP to establish reserves for payment of losses and loss adjustment expenses that arise from our non-life reinsurance and insurance businesses. Loss and loss adjustment reserves are based on estimates of future payments to settle claims, including legal and other expenses. We estimate our loss and loss adjustment reserves on the basis of the facts available at the time the loss and loss adjustment expense reserves are established and use actuarial methodologies which are commonly used in our industry. Our estimates of losses and loss adjustment expenses are subject to assumptions reflecting economic and other factors such as inflation rates, changes in legislation, court rulings, case law and prevailing concepts of liability, which can change over time. We review and update our estimates and record changes to our loss and loss adjustment reserves in current income. See “Business — Establishment of Loss and Loss Adjustment Expense Reserves” for a description of this process.

      Our non-life losses and loss adjustment expenses include property catastrophe incurred losses. For the year ended December 31, 1999, we had an internal quota share facility in effect that allocated property catastrophe premiums and loss experience on a contractual percentage basis among our three non-life segments. Our accident year 1999 included material catastrophe losses, which we define for this purpose as individual loss events that resulted in $10.0 million or more of incurred losses to us. These losses resulted from the 1999 European winter storms Anatol, Lothar and Martin and are reflected in our results of operations for each of 2000 and 1999. These European storm events occurred at the end of the fourth quarter of 1999. Accordingly, loss estimates provided to us by our clients for the 1999 year-end close were necessarily based on limited information. When more complete claim information became available in 2000, we increased our estimated loss liabilities to reflect the higher reported claims. The only natural catastrophe event that impacted our financial results for 2001 was the El Salvador earthquake totaling $14.2 million.

      The table below presents these identified natural catastrophe losses in 2001, 2000 and 1999 by segment and year.

	Year Ended December 31,

	2001	2000	1999

Converium Zurich	$14.2	$8.1	$11.0
Converium North America	—	8.3	11.2
Converium Cologne	—	3.2	4.3

	$14.2	$19.6	$26.5

      For the nine months ended September 30, 2002, we experienced losses of $50.0 million from the European floods.

September 11th Events

      The September 11th terrorist attacks in the United States represent the largest loss event in the insurance industry’s history. As of December 31, 2001, we recorded gross losses and loss adjustment expenses of $692.9 million arising out of the terrorist attacks. Net of retrocessional recoveries and the cap from Zurich Financial Services, our recorded losses and loss adjustment expenses were $289.2 million, attributable primarily to our aviation and property lines of business. The remainder of the losses were from our workers’ compensation, life and third party liability lines of business. Our gross estimates are subject to adjustment as more information becomes known and as claims are received.

      Zurich Financial Services, through its subsidiaries, has agreed to arrangements that cap our net exposure for losses and loss adjustment expenses arising out of the September 11th terrorist attacks at $289.2 million. As part of these arrangements, these subsidiaries of Zurich Financial Services have agreed to take responsibility for non-payment by the retrocessionaires of Converium Zurich and Converium Cologne with regard to losses arising out of the September 11th attacks in excess of the $289.2 million cap. While the cap does not cover non-payment by the retrocessionaires of Converium North America, our only retrocessionaire for this business is a unit of Zurich Financial Services. Therefore, we are not exposed to potential non-payments by retrocessionaires for these events in excess of the $289.2 million cap, although we will be exposed to the risk of non-payment of Zurich Financial Services units and we will be exposed to credit risk from these subsidiaries of Zurich Financial Services. See Note 8 to our financial statements and “Formation Transactions and Relationship with Zurich Financial Services — September 11th Coverage.”

Enron Chapter 11 Reorganization

      On December 2, 2001, Enron Corporation announced that it and certain of its subsidiaries had filed voluntary petitions for Chapter 11 reorganization in the United States. Converium recorded incurred losses of $67.0 million pre-tax ($48.0 million post-tax) for the year ended December 31, 2001, representing Converium’s aggregate limits under existing reinsurance contracts in connection with Enron. These exposures resulted principally from credit and surety and, to a lesser extent, liability lines of business in our Converium Zurich and Converium North America operating segments.

      These estimates reflect Converium’s aggregate limits under the related contracts. As of the date of this prospectus, all of the facts and circumstances relating to Enron’s reorganization are not known. Accordingly, the losses Converium may ultimately incur, and the timing of any loss payment, will be affected by numerous factors including the actions of third parties, possible judicial rulings and other contingencies.

Exchange Rate Fluctuations

      In view of our global scale and the fact that more of our business is transacted in U.S. dollars than in any other currency, we report our consolidated financial information in U.S. dollars. However, a large portion of our consolidated revenues and expenses are denominated in other currencies including the Euro, British pound, Swiss franc, and Japanese yen. Since these currencies are functional currencies for our business units, translation differences related to the assets and liabilities of these business units are recorded directly in shareholders’ equity. Exchange rate differences arising from holding assets, other than investment assets, and liabilities denominated in non-functional currencies are recorded as income or expense, as the case may be, in our income statement.

      Our reported premiums, losses and expenses are also affected by exchange rate fluctuations. Business written in currencies other than the U.S. dollar is translated at average exchange rates for the period, and therefore exchange rate movements from period to period can have a significant effect on our U.S. dollar reported premiums, losses and expenses.

Investment Results

      Investment results are an important part of our overall profitability. We seek to minimize the effect of interest rate and stock market fluctuations through the diversification of our investment portfolio. Our diversification strategy seeks to match, to the extent possible, assets and liabilities by currency and maturity. The decline in the average pre-tax yield in 2001 mainly reflects poorly performing stocks resulting in $82.5 million of impairment losses on our equity portfolio during the year. The decline in the average pre-tax realized yield in 2000 mainly reflects the decline in interest rate levels related to the Zurich Financing Agreement.

      We reported net investment income of $228.7 million for 2001 as compared to $176.0 million for 2000, an increase of $52.7 million or 29.9%. The increase is from Converium Zurich, primarily due to the Funds Withheld Asset/ Zurich Financing Agreement explained more fully below. Our net investment income was $176.0 million in 2000 compared to $214.0 million in 1999, representing a decrease of $38.0 million, or 17.8%. The decrease in investment income primarily related to lower returns attributed to the Zurich Financing Agreement.

      Prior to the Formation Transactions, Converium Zurich did not have a separate investment portfolio. Instead, its cash flows were managed by Zurich Financial Services pursuant to the Zurich Financing Agreement. The Zurich Financing Agreement provided for interest based on a formula designed to reflect a total return on a diverse investment portfolio weighted approximately 75% to bond indices and 25% to equity indices. Accordingly, during most of 2000, Converium Zurich’s investment income reflected the overall poor performance of the stock markets for its equity component and generally declining interest rates for its fixed income component.

      Effective January 1, 2001, the Zurich Financing Agreement was amended to provide a fixed interest return. Effective July 1, 2001, the Zurich Financing Agreement was cancelled and the Funds Withheld Asset was established. The interest payable to Converium Zurich on the Funds Withheld Asset is based on fixed interest rates tied to each of our major functional currencies. These interest rates were calculated as if the assets had been invested in fixed income securities denominated in the functional currencies payable on the Funds Withheld Asset as of July 1, 2001 and reflected the estimated duration of the underlying reinsurance liabilities as of that date. For 2001 the weighted average interest rated based on the currency mix on the Funds Withheld Asset was 5.4% and at December 31, 2001, the weighted average interest rate was 5.3%.

      If we had obtained the 5.4% weighted average interest rate on the average of the beginning and ending balance under the Zurich Financing Agreement in 2000, our investment income in 2000 on a pre-tax basis would have been approximately $30 million higher.

      Equity securities comprised approximately 14% of our investment portfolio at December 31, 2001. The majority of our equity portfolio is in developed markets with limited exposure to emerging markets. The equity markets around the world can produce highly volatile and significantly varied results due to local and worldwide economic and political conditions.

      We had net realized capital losses in 2001 of $18.4 million, compared to net realized gains of $83.7 million in 2000 and $76.3 million in 1999. The decrease of $102.1 million in 2001 reflects $82.5 million of impairment losses on our equity portfolios following continued deterioration in global stock markets, particularly in the telecommunications and technology sectors in North America where market values were substantially below our cost for a number of months, and where we did not expect values to recover in the near term.

      The following tables show the average pre-tax yields and investment results on our investment portfolio for the nine months ended September 30, 2002 and 2001 and for the years ended December 31, 2001, 2000 and 1999. The average pre-tax yield is calculated by dividing total investment income for the period, net of investment expenses and realized capital gains (losses), by the average of the beginning and period end investment balances (including cash and cash equivalents).

Net Investment Income and Net Realized Capital Gains (Losses)

	Nine Months Ended September 30,

	2002			2001

			Realized			Realized
		Pre-tax	gains		Pre-tax	gains
	Income	yield	(losses)	Income	yield	(losses)

	($ in millions, except for percentages)
Fixed maturity securities	$120.7	6.2%	$47.5	$97.4	5.8%	$42.3
Equity securities	11.3	2.1	(78.8)	11.4	2.7	(66.6)
Funds Withheld Asset/Zurich Financing Agreement	60.6	5.0	—	39.0	3.8	—
Short-term and other	8.1	2.2	(0.1)	25.5	10.1	0.6
Less investment expenses	(8.8)			(3.3)

Total	191.9	4.7		170.0	5.0

Net realized capital losses	(31.4)			(23.7)

Net investment income and net realized capital losses	$160.5	4.0		$146.3	4.3

Net Investment Income and Net Realized Capital Gains (Losses)

	Year Ended December 31,

	2001			2000			1999

			Realized			Realized			Realized
		Pre-tax	gains		Pre-tax	gains		Pre-tax	gains
	Income	yield	(losses)	Income	yield	(losses)	Income	yield	(losses)

	($ in millions, except for percentages)
Fixed maturity securities	$130.0	5.7%	$45.9	$124.7	5.8%	$3.0	$114.6	5.7%	$(8.6)
Equity securities	9.7	1.5	(64.6)	9.2	1.6	83.8	9.0	1.7	84.0
Funds Withheld Asset/Zurich Financing Agreement	75.7	5.2	—	40.1	2.9	—	74.6	5.6	—
Short-term and other	18.1	3.6	0.3	8.7	3.3	(3.1)	21.5	5.7	0.9
Less investment expenses	(4.8)			(6.7)			(5.7)

Total	228.7	4.7		176.0	4.0		214.0	5.0

Net realized capital (losses) gains	(18.4)			83.7			76.3

Net investment income and net realized capital (losses) gains	$210.3	4.3		$259.7	5.9		$290.3	6.8

      The average pre-tax realized investment yields of our investment portfolio for the years ended December 31, 2001, 2000, and 1999 were 4.3%, 5.9%, and 6.8% respectively. The average pre-tax yield is calculated by dividing net investment income and net realized capital gains (losses) for the period, by the average of the beginning and period end investment balances (including cash and cash equivalents). The declines in the average pre-tax realized yield in 2001 and 2000 mainly reflect poorly performing stocks as well as continued decline in interest rate levels as described above for the Zurich Financing Agreement.

      As a result of the amendment of the Zurich Financing Agreement on January 1, 2001 and its subsequent cancellation on July 1, 2001, and the establishment of the Funds Withheld Asset on July 1, 2001, we expect our investment results to differ from those we reported before. In particular, we believe that the bond yield basis by which income on the Funds Withheld Asset is calculated, the elimination of the 25% equity component and our ability to invest our new capital and assets arising from future business will reduce the volatility of our investment earnings as compared with the total return basis of calculating investment income under the Zurich Financing Agreement. In addition, as the balance of the Funds Withheld Asset declines, we believe that our investment results may improve as a result of our ability to manage our investments in response to changing market conditions and on a more diverse basis. However, we cannot assure you that we will experience improved investment results in the future, or that these results will contribute materially to our results of operations.

      Under the Quota Share Retrocession Agreement, the Funds Withheld Asset may be prepaid to us in whole or in part as of the end of any calendar quarter. In the event that the Funds Withheld Asset is prepaid, we would have to reinvest these assets in investments which may not provide yields comparable to those payable under the Quota Share Retrocession Agreement. To the extent we are not able to invest these funds at comparable yields, our investment income could be adversely affected.

      As a result of the changes described above, Converium Zurich’s investment income is comprised of:

•	Interest income on the Funds Withheld Asset,

•	Investment income on the asset portfolio we possess, in addition to the Funds Withheld Asset, plus

•	Investment income on the new fixed income and equity securities to be purchased by Converium Zurich with its newly contributed capital, as well as cash flow from new and renewal reinsurance business.

      We invested the additional cash contributed to us by Zurich Financial Services in accordance with our investment policies. See “Formation Transaction and Relationship with Zurich Financial Services — Capital Contribution” and “Business — Investments.”

Restructuring Charge

      In connection with the Formation Transactions, Converium incurred $50 million in restructuring costs during 2001. Any restructuring costs relating to the Formation Transactions in excess of this amount have been borne by Zurich Financial Services. The restructuring costs, according to the Master Agreement, include the cost and expenses of the Formation Transactions, including advisors’ fees, retention plan costs expensed in 2001 and stamp duty taxes.

Income Tax

      We are subject to local income tax requirements in the jurisdictions in which we operate. The income tax expense reflected in our financial statements therefore reflects a number of different local tax rates, and as a result may change from one period to the next depending on both the amount and the geographic contribution of our taxable income.

      The income tax we pay is based on local tax statements in which our reported income and expenses may differ from that reported in our financial statements. For example, we were a party to certain types of reinsurance contracts for which resulting income and expense may not be recognized as taxable income or expense in the United States.

      As a result of changes in our geographic contribution of taxable income as well as changes in the amount of our non-taxable income and expense, the relationship between our reported income before tax and our income tax expense may change significantly from one period to the next. For more information about our income tax expenses, see Note 11 to our financial statements. See “Business — Investments — Other Investments.”

Regulatory and Legislative Environment

      Our business is subject to regulation in all of the jurisdictions in which we operate. Regulation includes compliance with applicable laws covering operating and reporting requirements, monitoring of solvency and reserves and asset valuation. Changes in government policy or taxation also may affect our results of operations. In addition, political, judicial and legislative developments could broaden the intent and scope of coverage of existing policies written by our clients, which may result in additional liabilities for reinsurers. See “Regulation.”

Consolidated Results of Operations

      The table below presents summary income statement data for the three months ended September 30, 2002 and 2001, for the nine months ended September 30, 2002 and 2001 and for the years ended December 31, 2001, 2000 and 1999.

	Three Months		Nine Months		Year Ended
	Ended September 30,		Ended September 30,		December 31,

	2002	2001	2002	2001	2001	2000	1999

	($ in millions)
Revenues:
Gross premiums written	$745.0	$804.4	$2,518.7	$2,230.0	$2,881.2	$2,565.8	$1,928.7

Net premiums written	$697.3	$643.9	$2,388.8	$1,911.5	$2,482.6	$1,996.0	$1,570.2

Net premiums earned	$754.8	$655.7	$2,271.9	$1,708.7	$2,295.2	$1,861.5	$1,401.5
Net investment income and net realized capital gains (losses)	88.8	56.8	160.5	146.3	210.3	259.7	290.3
Other (loss) income	(23.5)	(0.2)	(19.9)	(5.2)	(5.8)	29.3	22.1

Total revenues	820.1	712.3	2,412.5	1,849.8	2,499.7	2,150.5	1,713.9

Benefits, losses and expenses:
Losses and loss adjustment expenses and life benefits	(678.5)	(880.3)	(1,789.0)	(1,790.3)	(2,300.5)	(1,604.5)	(1,138.7)
Underwriting acquisition costs	(131.3)	(137.0)	(478.7)	(334.1)	(508.1)	(454.4)	(340.3)
Operating and administration expenses	(48.2)	(34.2)	(132.3)	(103.3)	(146.4)	(116.0)	(112.8)
Interest expense	(3.4)	(4.3)	(11.4)	(16.6)	(24.2)	(17.1)	(17.5)
Amortization of goodwill	—	(2.0)	—	(6.2)	(7.8)	(7.3)	(6.2)
Restructuring costs	—	(13.9)	—	(15.9)	(50.0)	—	—

Total benefits, losses and expenses	(861.4)	(1,071.7)	(2,411.4)	(2,266.4)	(3,037.0)	(2,199.3)	(1,615.5)

(Loss) income before tax	(41.3)	(359.4)	1.1	(416.6)	(537.3)	(48.8)	98.4
Income tax benefit (expense)	35.7	60.0	24.9	56.7	169.9	19.5	(40.6)

Net (loss) income	$(5.6)	$(299.4)	$26.0	$(359.9)	$(367.4)	$(29.3)	$57.8

      The net income as presented in our financial statements is not necessarily representative of the net income and return on equity we would have achieved as a stand-alone legal entity, principally with respect to investment results. See “— Investment Results.”

Three Months Ended September 30, 2002 Compared to Three Months Ended September 30, 2001

Converium Consolidated Net Loss

      Converium reported pre-tax operating loss (defined as pre-tax income or loss excluding pre-tax net realized capital gains or losses, amortization of goodwill and restructuring costs) of $71.2 million for the three months ended September 30, 2002, an improvement of $273.5 million compared to the pre-tax operating loss of $344.7 million for the same period of 2001. The reduction in operating loss was due to reduced losses and loss adjustment expenses and life benefits of $201.8 million and net earned premium growth of $99.1 million. Net loss of $5.6 million improved by $293.8 million for the third quarter of 2002 compared to a net loss of $299.4 million for the third quarter of 2001.

      Net premiums written increased 8.3% for the three months ended September 30, 2002 compared to 2001. The non-life combined ratio improved to 112.7% for the three months ended September 30, 2002 from 162.6% for the three months ended September 30, 2001.

      Our third quarter 2002 results were impacted by losses from the August European floods of $50.0 million and the recognition of a $59.6 million provision for net reserve development on prior years’ business, including $47.0 million recorded by Converium North America and $12.6 million recorded by Converium Cologne. Our third quarter 2001 results were impacted by $289.2 million in losses from the September 11th terrorist attacks and the recognition of an $18.5 million provision for net reserve development on prior years’ business.

      We recorded $29.9 million of pre-tax net realized capital gains on our investment portfolio during the third quarter of 2002, compared to pre-tax realized capital gains of $1.2 million for the same period of 2001. This included $52.9 million in net realized capital gains from the transition of the Converium North America fixed income portfolio, offset by impairment charges and realized capital losses on equity securities following the continued deterioration in global capital markets.

Converium Consolidated Premiums

      Gross premiums written for the three months ended September 30, 2002 were $745.0 million compared to $804.4 million for the three months ended September 30, 2001, representing a decrease of $59.4 million or 7.4%. Converium Life experienced a $33.6 million decrease in gross premiums written, mainly from reduced business in Latin America. Net premiums written for the three months ended September 30, 2002 were $697.3 million compared to $643.9 million for the three months ended September 30, 2001, representing an increase of $53.4 million, or 8.3%.

      Net premiums earned for the three months ended September 30, 2002 were $754.8 million compared to $655.7 million for the three months ended September 30, 2001, representing an increase of $99.1 million, or 15.1%. Net premiums earned increased at a higher rate than net premiums written due to the growth and seasonality of certain business of Converium Zurich.

Converium Consolidated Net Investment Income and Net Realized Capital Gains

      Investment results are an important part of our overall profitability. We reported net investment income of $58.9 million for the three months ended September 30, 2002 as compared to $55.6 million for the three months ended September 30, 2001, an increase of $3.3 million or 5.9%. The increase is primarily attributed to investment income on cash flows from operating activities, offset by a lower interest rate environment. Our annualized net investment income yield declined to 4.5% for the three months ended September 30, 2002 compared to 5.1% for the same period in 2001, reflecting the decline in interest rates during 2002.

      We had net realized capital gains for the three months ended September 30, 2002 of $ 29.9 million, compared to net realized capital gains of $1.2 million for the three months ended September 30, 2001, an increase of $28.7 million. This increase was primarily due to the restructuring of the Converium North America fixed income portfolio, resulting in gains of $52.9 million. This restructuring was implemented in connection with Converium’s new investment policy. These gains were offset by impairment charges and realized capital losses on equity securities following the continued deterioration in global capital markets.

Converium Consolidated Other Loss

      Other loss for the three months ended September 30, 2002 was $23.5 million compared to an other loss of $0.2 million for the three months ended September 30, 2001, representing an increase of $23.3 million. The increase in other loss in the third quarter was mainly due to realized currency losses of $17.7 million.

Converium Consolidated Losses and Loss Adjustment Expenses and Life Benefits

      Losses and loss adjustment expenses and life benefits incurred for the three months ended September 30, 2002 were $678.5 million compared to $880.3 million for the three months ended September 30, 2001, a decrease of $201.8 million, or 22.9%.

      In the third quarter of 2002, Converium recorded $59.6 million of net reserve development related to Converium North America and Converium Cologne and $50.0 million in losses from the August 2002 European floods. During the third quarter of 2002, Converium North America and Converium Cologne noted the continued emergence of increased loss experience related to prior years. As a result of actuarial work performed at Converium North America through the third quarter, management concluded that ultimate losses will most likely be higher in the range of possible outcomes than previously estimated. In the three months ended September 30, 2002, Converium North America increased loss and loss adjustment reserves approximately $47.0 million, primarily related to accident years 1997-2000. Approximately $17.0 million was recorded relating to professional liability product lines (nursing homes) with the remainder primarily in the automobile excess, medical excess and umbrella liability lines. The Converium North America loss reserve analysis that resulted in our recording provisions for additional losses on our automobile excess, medical excess, professional liability (nursing homes) and umbrella liability lines of business in the third quarter, also revealed that similar trends may be developing in other liability lines of business that we wrote in the years 1997 to 2000.

      Converium North America has finalized its loss reserve analysis that will result in the recording of additional provisions for losses on its commercial umbrella, miscellaneous casualty (particularly professional liability, nursing homes), medical errors and omissions liability, motor liability, and workers’ compensation lines of business of $70.3 million net for the fourth quarter 2002, which are in addition to the $47.0 million that were recorded during the third quarter 2002. These additional provisions are the result of the continued emergence of increased reported losses versus expected losses related to prior years.

      As a result of increasing rates and tightening terms and conditions Converium expects a continuing improvement in the underwriting performance of the in-force non-life business. In particular, the effect of rate increases post-September 11th and the relatively low frequency of major airline losses in accident year 2002 so far indicate that losses in Converium’s aviation business appear to be low in comparison with past experience. Converium thus believes that the additional reserve actions in Converium North America are likely to be offset by a continued improvement in the in-force business during the fourth quarter 2002 coupled with favorable earnings in the aviation business, which may emerge in the fourth quarter 2002. These favorable earnings could, however, be affected by final reporting by ceding companies for major losses of a catastrophic nature which may occur prior to the end of the year 2002.

      The third quarter 2001 loss and loss adjustment expenses and life benefits include $289.2 million in losses related to the September 11 terrorist attacks.

      The non-life loss and loss adjustment expense ratio was 89.4% and 134.1% for the three months ended September 30, 2002 and 2001, respectively. The impact on the non-life loss and loss adjustment expense ratio related to reserve development, the 2002 European floods and the September 11th terrorist attacks was 15.1% and 47.8% for the three months ended September 30, 2002 and 2001, respectively.

Converium Consolidated Underwriting Acquisition Costs

      Our underwriting acquisition costs primarily relate to commissions on treaty and individual risk business, and for the three months ended September 30, 2002 were $131.3 million compared to $137.0 million for the three months ended September 30, 2001, representing a decrease of $5.7 million, or 4.2%. This is mainly related to a decrease of $24.8 million in underwriting acquisition costs at Converium Zurich, due to a cumulative catch-up for common accounts in the Lloyds capital provision and qualifying quota share business, which led to a decrease in underwriting acquisition costs of $30.3 million, offset by a decrease in net premiums earned of $37.8 million.

      Our non-life underwriting expense ratio for the three months ended September 30, 2002 was 16.7%, compared to 22.9% for the three months ended September 30, 2001. The decrease in this ratio was driven by Converium Zurich as described above.

Converium Consolidated Operating and Administration Expenses

      Operating and administration expenses for the three months ended September 30, 2002 were $48.2 million compared to $34.2 million for the three months ended September 30, 2001, representing an increase of $14.0 million, or 40.9%.

      This increase was primarily due to an increase in Converium Zurich of $13.0 million for the three months ended September 30, 2002 versus the same period in 2001. This increase is due to additional headcount and related overhead costs, including information technology, needed to support the business growth, as well as an increased cost level required for new functions and departments required as an independent company. Operating and administration expenses were also impacted by the decrease of the U.S. dollar against the hardening European currencies.

      We fully charge the cost of options to operating expense under the fair value approach of SFAS 123, “Accounting for Stock-Based Compensation”, and recorded compensation expense of $1.2 million for the three months ended September 30, 2002 in connection with Converium’s new stock option plans.

      Our non-life administration expense ratio for the three months ended September 30, 2002 increased to 6.6%, compared to 5.6% for the three months ended September 30, 2001.

Converium Consolidated Interest Expense, Amortization of Goodwill and Restructuring Costs

      Interest expense for the three months ended September 30, 2002 was $3.4 million compared to $4.3 million for the three months ended September 30, 2001. Amortization of goodwill was $2.0 million for the three months ended September 30, 2001. At January 1, 2002 we adopted SFAS 142, “Goodwill and Other Intangible Assets,” which prohibits the amortization of goodwill. Restructuring costs were $13.9 million for the three months ended September 30, 2001. Restructuring costs were incurred in 2001 relating to our initial public offering and related transactions.

Converium Consolidated Income Tax Benefit

      Income tax benefit was $35.7 million for the three months ended September 30, 2002, compared to a benefit of $60.0 million for the three months ended September 30, 2001, a decrease of $24.3 million, reflecting a lower pre-tax loss. Our 2002 taxes reflect a benefit of $23.7 million as the result of a ruling received by Converium Zurich from the Swiss tax authorities in the third quarter of 2002.

Nine Months Ended September 30, 2002 Compared to Nine Months Ended September 30, 2001

Converium Consolidated Net Income (Loss)

      Converium reported pre-tax operating income of $32.5 million for the nine months ended September 30, 2002, an increase of $403.3 million compared to the pre-tax operating loss of $370.8 million for the same period of 2001. The increase in operating income was due to significant premium growth and a lower combined ratio. Net income increased $385.9 million to $26.0 million for the nine months ended September 30, 2002, compared to a net loss of $359.9 million for the nine months ended September 30, 2001.

      Net premiums written increased 25.0% for the nine months ended September 30, 2002 compared to 2001. The non-life combined ratio improved to 104.8% for the nine months ended September 30, 2002 from 131.0% for the nine months ended September 30, 2001.

      In the first nine months of 2002, we recorded an $84.0 million provision for net reserve development on prior years’ business, representing a movement of 2.0% of the net non-life loss reserves at December 31, 2001. Our 2002 results were also impacted by losses from the August European floods of $50.0 million. Our 2001 results were impacted by $289.2 million in losses from the September 11 terrorist attacks and the recognition of a $130.5 million provision for net reserve development on prior years’ business. Converium North America recorded reserve development of $143.5 million in the first nine months of 2001, offset by positive reserve development of $13.0 million in Converium Zurich.

      Our net investment income increased by $21.9 million or 12.9%, to $191.9 million for the nine months ended September 30, 2002, compared to $170.0 million for the nine months ended September 30, 2001. Offsetting this improvement, we recorded $31.4 million of pre-tax net realized capital losses on our investment portfolio, compared to pre-tax net realized capital losses of $23.7 million for the nine months ended September 30, 2001.

Converium Consolidated Premiums

      Gross premiums written for the nine months ended September 30, 2002 were $2,518.7 million compared to $2,230.0 million for the nine months ended September 30, 2001, an increase of $288.7 million or 12.9%. Net premiums written for the nine months ended September 30, 2002 were $2,388.8 million compared to $1,911.5 million for the nine months ended September 30, 2001, an increase of $477.3 million, or 25.0%. The growth in net premiums written exceeded the growth in gross premiums written due to a reduced reliance on outward reinsurance arrangements in 2002 compared to 2001, and a ceded premiums charge in 2001 of $28.5 million related to coverage from Zurich Financial Services for the September 11th terrorist attacks. For the nine months ended September 30, 2002, we retained 94.8% of our gross premiums written, compared to 85.7% in 2001.

      The increases in non-life net premiums written predominately reflect the hardening market conditions in 2002. For the nine months ended September 30, 2002, Converium Zurich experienced the largest premium growth, with net premiums written increasing $254.9 million, or 30.0% compared to the nine months ended September 30, 2001. Converium Zurich’s premium increase mainly arose from aviation and space ($182 million) and other specialty lines. Converium North America grew by $230.2 million, or 33.7%. Converium North America’s growth was in specialty lines, such as professional liability ($50 million), accident and health ($37 million) and structured/finite ($36 million). In addition, Converium North America retained more premium by non-renewing certain retrocessional business, including the September 11th coverage, which served to increase premiums by $112.8 million versus 2001. Converium Cologne and Converium Life together declined $7.8 million in net premiums written for the nine months ended September 30, 2002 compared to the same period in 2001. This decrease was driven by lower life business in Latin America ($26 million).

      Net premiums earned for the nine months ended September 30, 2002 were $2,271.9 million compared to $1,708.7 million for the nine months ended September 30, 2001, representing an increase of $563.2 million, or 33.0%. Net premiums earned increased at a higher rate than net premiums written due to the growth and seasonality of certain business of Converium Zurich.

Converium Consolidated Net Investment Income and Net Realized Capital Losses

      We reported net investment income of $191.9 million for the nine months ended September 30, 2002 as compared to $170.0 million for the nine months ended September 30, 2001, an increase of $21.9 million or 12.9%. The increase is primarily attributed to an increase in invested assets due to our additional capitalization in late 2001 and the investment of cash flows from operating activities during 2002. Our annualized net investment income yield declined to 4.8% for the nine months ended September 30, 2002 compared to 5.1% for the same period in 2001.

      We had net realized capital losses for the nine months ended September 30, 2002 of $31.4 million, compared to net realized capital losses of $23.7 million for the nine months ended September 30, 2001, an increase in net realized capital losses of $7.7 million. Included in the 2002 realized amounts were gains on the restructuring of Converium North America’s fixed income portfolio of $52.9 million, offset by losses on the restructuring of Converium North America’s equity portfolio of $32.7 million, and losses realized on the sale of WorldCom fixed income investments of $15.8 million.

      We recorded $30.7 million and $71.3 million of impairment charges for the nine months ended September 30, 2002 and 2001, respectively, on our equity portfolio, reflecting continued deterioration in global stock markets. Our impairment policy requires us to record, as realized capital losses, declines in value that exceed 20% over a period of six months, or in excess of 50% regardless of the period of decline. At management’s judgment, we impair additional securities based on prevailing market conditions.

      As of September 30, 2002, net unrealized losses on investments, net of taxes, totalled $50.6 million, compared to net unrealized gains on investments, net of taxes, of $30.3 million as of December 31, 2001, a decrease of $80.9 million. With the realignment in our investment portfolio during the current year, the unrealized losses at September 30, 2002 predominantly arise from securities acquired during the second and third quarters of 2002. In accordance with our impairment policy, as described above, we will continue to review the securities that have lost value. If these securities do not regain their value in the near term, it is possible that we will record further impairment charges in the fourth quarter.

Converium Consolidated Other Loss

      Other loss for the nine months ended September 30, 2002 was $19.9 million compared to an other loss of $5.2 million for the nine months ended September 30, 2001, representing an increase of $14.7 million. The other loss for the nine months ended September 30, 2002 was due to realized currency losses of $19.9 million, offset by interest income of $7.2 million relating to the settlement of litigation with the Unicover Pool. The other loss in 2001 is primarily due to interest expense on funds held under reinsurance contracts.

Converium Consolidated Losses and Loss Adjustment Expenses and Life Benefits

      Losses and loss adjustment expenses and life benefits incurred for the nine months ended September 30, 2002 were $1,789.0 million compared to $1,790.3 million for the nine months ended September 30, 2001, a decrease of $1.3 million, or 0.1%.

      For the nine months ended September 30, 2002, Converium’s results were impacted as a result of the recognition of an $84.0 million provision for net reserve development on prior years’ business, representing a movement of 2.0% of the net non-life reserves at December 31, 2001. For the nine months ended September 30, 2002, Converium North America recorded reserve development of $66.9 million, and Converium Cologne recorded an additional $31.1 million in reserves related to prior years’ business. This was partially offset by positive reserve development of $14.0 million in Converium Zurich.

      During 2002, there was no additional development in net reserves for the September 11 terrorist attacks (as losses are capped at $289.2 million by Zurich Financial Services — see above) or the Enron Chapter 11 reorganization. Our survival ratio for asbestos and environmental reserves remains stable at 13.8 years at September 30, 2002, consistent with 13.8 years at December 31, 2001.

      The nine-month 2001 results include losses related to the September 11 terrorist attacks and a $130.5 million provision for net reserve development on prior years’ business. Converium North America recorded reserve development of $143.5 million. This was offset by positive reserve development of $13.0 million in Converium Zurich.

      The non-life loss and loss adjustment expense ratio was 78.2% and 104.0% for the nine months ended September 30, 2002 and 2001, respectively. The impact on the non-life loss and loss adjustment expense ratio related to reserve development, the 2002 European floods and the September 11th terrorist attacks was 6.2% and 25.8% for the nine months ended September 30, 2002 and 2001, respectively.

Converium Consolidated Underwriting Acquisition Costs

      For the nine months ended September 30, 2002, underwriting acquisition costs were $478.7 million compared to $334.1 million for the nine months ended September 30, 2001, representing an increase of $144.6 million, or 43.3%. This increase is mainly related to the increase in net premiums earned of 33.0%

      Our non-life underwriting expense ratio for the nine months ended September 30, 2002 was 21.1%, compared to 21.3% for the nine months ended September 30, 2001.

Converium Consolidated Operating and Administration Expenses

      Operating and administration expenses for the nine months ended September 30, 2002 were $132.3 million compared to $103.3 million for the nine months ended September 30, 2001, representing an increase of $29.0 million, or 28.1%.

      This increase was primarily due to an increase in Converium Zurich of $26.4 million for the nine months ended September 30, 2002 versus the same period in 2001. This increase is due to additional headcount and related overhead costs, including information technology, needed to support the business growth, as well as an increased cost level required for new functions and departments required as an independent company. Operating and administration expenses were also impacted by the decrease of the U.S. dollar against the hardening European currencies.

      We fully charge the cost of options to operating expense under the fair value approach of SFAS 123, “Accounting for Stock-Based Compensation”, and recorded compensation expense of $4.0 million for the nine months ended September 30, 2002 in connection with Converium’s new stock option plans.

      Our non-life administration expense ratio for the nine months ended September 30, 2002 decreased to 5.5%, compared to 5.7% for the nine months ended September 30, 2001.

Converium Consolidated Interest Expense, Amortization of Goodwill and Restructuring Costs

      Interest expense for the nine months ended September 30, 2002 was $11.4 million compared to $16.6 million for the nine months ended September 30, 2001. Interest expense on our Senior Notes was $10.7 million for each of the nine months ended September 30, 2002 and 2001. Interest expense in 2001 also included interest expense on short-term borrowings from Zurich Financial Services.

      Amortization of goodwill was $6.2 million for the nine months ended September 30, 2001. At January 1, 2002 we adopted SFAS 142, “Goodwill and Other Intangible Assets,” which prohibits the amortization of goodwill. Restructuring costs were $15.9 million for the nine months ended September 30, 2001. Restructuring costs were incurred in 2001 relating to our initial public offering and related transactions.

Converium Consolidated Income Tax Benefit

      Income tax benefit was $24.9 million for the nine months ended September 30, 2002, compared to a benefit of $56.7 million for the nine months ended September 30, 2001, a decrease of $31.8 million.

      Our 2002 taxes reflect a benefit of $23.7 million as the result of a ruling received by Converium Zurich from the Swiss tax authorities in the third quarter of 2002. Excluding this benefit, our 2002 tax benefit would have been $1.2 million for the nine months ended September 30, 2002 for an effective tax rate of 109.1%. Our effective tax rate in 2001 was 13.6%.

Year Ended December 31, 2001 Compared to Year Ended December 31, 2000

Converium Consolidated Net (Loss) Income

      We reported a net loss of $367.4 million for 2001 compared to a net loss of $29.3 million for 2000. As discussed below, pre-tax losses of $289.2 million were recognized for the September 11th terrorist attacks, net pre-tax adverse loss development of $123.6 million was recorded related to accident years 2000 and prior, $67.0 million in pre-tax losses were incurred relating to the Enron Chapter 11 reorganization and $28.5 million in ceded premiums were recorded for September 11th terrorist attacks and other coverages from Zurich Financial Services.

      In addition, the net loss included $82.5 million in pre-tax charges against income for publicly traded equity investments that were impaired. The impairment charges reflect continued deterioration in global stock markets, particularly in North America. As a result of these charges, our gross pre-tax unrealized losses in our equity portfolio declined from $65.9 million at December 31, 2000 to $25.1 million at

December 31, 2001 and our net pre-tax unrealized position improved from a loss of $1.3 million at December 31, 2000 to a gain of $22.1 million at December 31, 2001.

      The above charges were offset by a tax benefit of $169.9 million in 2001 compared to a benefit of $19.5 million in 2000.

Converium Consolidated Premiums

      Our consolidated gross premiums written in 2001 were $2,881.2 million, compared to $2,565.8 million in 2000, representing an increase of $315.4 million, or 12.3%. Our consolidated net premiums written in 2001 were $2,482.6 million, compared to $1,996.0 million in 2000, representing an increase of $486.6 million, or 24.4%. The increase in gross premiums written is less than the increase in net premiums written partially due to the elimination of certain treaties where Converium North America assumed the risk and then retroceded material amounts to other reinsurers.

      The increase in premiums written in 2001 was driven predominately by increasing our share of clients’ business upon renewal and by new business written by Converium Zurich, which had an increase in net premiums written of $366.7 million, as described more fully in the segment discussions which follow.

      The above premium growth was offset by reduced premium volume due to the non-renewal of certain treaties in 2001 that did not meet our underwriting performance targets, primarily in the liability lines.

      Our consolidated net premiums earned in 2001 were $2,295.2 million compared to $1,861.5 million in 2000, representing an increase of $433.7 million, or 23.3%. This increase reflects our growth in net premiums written.

Converium Consolidated Net Investment Income and Net Realized Capital (Losses) Gains

      Our consolidated net investment income was $228.7 million in 2001 compared to $176.0 million in 2000, representing an increase of $52.7 million, or 29.9%. The increase is from Converium Zurich, primarily due to the Funds Withheld Asset/ Zurich Financing Agreement, as described more fully in the segment discussions which follow.

      Converium’s consolidated net realized capital losses were $18.4 million in 2001 compared to net realized capital gains of $83.7 million in 2000, representing a decrease of $102.1 million. The decrease reflects $82.5 million of impairment losses on our equity portfolio following continued deterioration in global stock markets, particularly in the telecommunication and technology sectors in North America where market values were substantially below our cost for a number of months, and where we did not expect value to recover in the near term.

Converium Consolidated Other (Loss) Income

      Our other loss in 2001 was $5.8 million compared to other income of $29.3 million in 2000, representing a decrease of $35.1 million. Reasons for this decrease include the decline in the market value of our investments in private equity funds of $6.2 million relative to 2000 and interest expense of $6.7 million on an aggregate excess of loss cover purchased by Converium North America in 2001, with the balance primarily representing reduced interest income on third-party reinsurance deposits.

Converium Consolidated Losses and Loss Adjustment Expenses and Life Benefits

      Our consolidated net losses and loss adjustment expenses and life benefits in 2001 were $2,300.5 million compared to $1,604.5 million in 2000, representing an increase of $696.0 million, or 43.4%. The adjusted non-life loss and loss adjustment expense ratio was 76.6% in 2001, compared to 82.9% in 2000. The adjusted ratio was calculated excluding the impact of the following loss events: the September 11th terrorist attacks, including the related ceded premium to Zurich Financial Services, the Enron Chapter 11 reorganization and net reserve development. The actual non-life loss and loss adjustment expense ratio was 99.7% in 2001, compared to 86.6% in 2000.

      The September 11th terrorist attacks in the United States represent the largest loss event in the insurance industry’s history. As of December 31, 2001, we recorded gross losses and loss adjustment expenses of $692.9 million arising out of the terrorist attacks. Net of retrocessional recoveries and the cap from Zurich Financial Services, our recorded losses and loss adjustment expenses were $289.2 million, coming primarily from our aviation and property lines of business. The remainder of the losses were from our workers’ compensation, life and third-party liability lines of business. Our gross estimates are subject to adjustment as more information becomes known and as claims are received.

      Zurich Financial Services, through its subsidiaries, has agreed to arrangements that cap our net exposure for losses and loss adjustment expenses arising out of the September 11th terrorist attacks at $289.2 million. As part of these arrangements, these subsidiaries of Zurich Financial Services have agreed to take responsibility for non-payment by the retrocessionaires of Converium Zurich and Converium Germany with regard to losses arising out of the September 11th attacks in excess of the $289.2 million cap. While the cap does not cover non-payment by the retrocessionaires of Converium North America, our only retrocessionaire for this business is a unit of Zurich Financial Services. Therefore, we are not exposed to potential non-payments by retrocessionaires for these events in excess of the $289.2 million cap, although we will be exposed to the risk of non-payment of Zurich Financial Services’ units and we are exposed to credit risk from these subsidiaries of Zurich Financial Services.

      On December 2, 2001, Enron Corporation announced that it and certain of its subsidiaries had filed voluntary petitions for Chapter 11 reorganization. We recorded $67.0 million in losses as of December 31, 2001, representing our aggregate limits under existing reinsurance contracts in connection with Enron. These exposures result principally from credit and surety and, to a lesser extent, from liability lines of business in the Converium Zurich and Converium North America operating segments.

      In the first half of 2001, we recorded $112.0 million of net adverse loss reserve development. In the second quarter of 2001, we retained an actuarial consulting firm to perform an independent review of non-life net reserves as of December 31, 2000. The review began during the second quarter of 2001 and was completed in the third quarter of 2001. The independent analysis reflected certain information that became available after the issuance of the December 31, 2000 financial statements, including most of fourth quarter 2000 and some first quarter 2001 reports from ceding companies, who typically report on a one-quarter lag. Based on the independent review and our own evaluations of these new developments, additional provisions of $112.0 million, net of reinsurance, were recorded in the first half of 2001, principally related to accident years 2000 and prior at Converium North America. The adverse loss development mainly related to general liability, commercial auto liability and umbrella treaty business written in 1996 through 1999. The net amounts of reserve development by segments were $125.0 million of adverse development at Converium North America offset by $13.0 million of net positive development at Converium Zurich.

      In the second half of 2001, we recorded an additional $11.6 million of net adverse loss reserve development based on our year end review of non-life reserves. Converium Cologne increased its asbestos and environmental reserves by $11.5 million, in order to increase the survival ratio from 13.1 years at December 31, 2000 to 13.8 years at December 31, 2001. Converium Cologne also performed an in-depth analysis of its European and Middle Eastern non-proportional motor book in light of current trends, including lower interest rates, higher long-term disability costs and longevity risk. As a result of this review, an additional $20.0 million in reserves were recorded for European and Middle Eastern motor lines for years 2000 and prior. Converium Cologne also recorded an additional $9.8 million of reserves for energy and property business in the Middle East. Converium North America recorded adverse development of $39.0 million, mainly related to general liability, auto liability and umbrella business written in 1996 through 1999. Partially offsetting the above, loss reserves at Converium Zurich developed positively by $69.0 million, reflecting positive development of $30.0 in aviation and space, primarily on non-proportional treaty business for the years 1998 through 2000. Additional positive development was experienced in casualty lines of business.

      In addition to the adverse loss development discussed above, in the fourth quarter of 2001 Converium Cologne recorded a loss of $26.8 million for liability and recall costs related to the withdrawal of a German cholesterol-reducing drug (Bayer Lipobay®, or Baycol®).

Converium Consolidated Underwriting Acquisition Costs

      Our underwriting acquisition costs, which primarily relate to commissions on treaty and individual risk business, were $508.1 million in 2001 compared to $454.4 million in 2000, representing an increase of $53.7 million, or 11.8%. This increase is mainly related to the increase in net premiums earned. Our non-life underwriting expense ratio in 2001 was 23.2%, compared to 23.9% in 2000. This decrease is due to a lower underwriting expense ratio for Converium Zurich and the non-renewal by Converium Cologne of several contracts with high commissions.

Converium Consolidated Operating and Administration Expenses

      Our operating and administration expenses in 2001 were $146.4 million compared to $116.0 million in 2000, representing an increase of $30.4 million, or 26.2%. This increase was the result of growth and an increased cost level required for new functions and departments required as an independent company, such as treasury, investor relations and communications. In addition, various costs related to the initial public offering, such as share-based compensation, increased operating and administration expenses in 2001. Despite the increase in operating and administration expenses, the administration expense ratio declined to 6.1% in 2001, compared to 6.4% in 2000.

Converium Consolidated Interest Expense, Amortization of Goodwill and Restructuring Costs

      Our interest expense in 2001 was $24.2 million compared to $17.1 million in 2000, representing an increase of $7.1 million, or 41.5%. This increase is principally due to an increase in short-term borrowings from Zurich Financial Services, which caused Converium to have a higher average amount outstanding during 2001.

      Amortization of goodwill in 2001 was $7.8 million compared to $7.3 million in 2000, representing an increase of $0.5 million, or 6.9%.

      Restructuring costs in 2001 were $50.0 million. The restructuring charges include the costs and expenses of the Formation Transactions, including advisors’ fees, retention plan costs expensed in 2001 and stamp duty taxes in Switzerland. Any restructuring costs relating to the Formation Transactions in excess of this amount will be borne by Zurich Financial Services.

Converium Consolidated Income Tax Benefit

      Our income tax benefit was $169.9 million in 2001 compared to a consolidated income tax benefit of $19.5 million in 2000, representing an increase of $150.4 million. The large increase in the income tax benefit was a result of Converium’s increased pre-tax losses.

Year Ended December 31, 2000 Compared to Year Ended December 31, 1999

Converium Consolidated Net Income (Loss)

      We reported a consolidated net loss of $29.3 million for 2000 compared to consolidated net income of $57.8 million in 1999, representing a decrease of $87.1 million. This decrease was primarily due to increased losses and loss adjustment expenses, including significant adverse loss development from prior years, and reduced net investment income and net realized capital gains. This was partially offset by an income tax benefit of $19.5 million in 2000 as compared to income tax expense of $40.6 million in 1999 due to the losses incurred during 2000. The components of net income are described below.

Converium Consolidated Premiums

      Our consolidated gross premiums written in 2000 were $2,565.8 million, compared to $1,928.7 million in 1999, representing an increase of $637.1 million, or 33.0%. Our consolidated net premiums written in 2000 were $1,996.0 million, compared to $1,570.2 million in 1999, representing an increase of $425.8 million, or 27.1%.

      Our premium growth in 2000 compared with 1999 was primarily driven by the traditional non-life reinsurance treaty business. Predominantly this growth was from Converium Zurich, where net premiums written increased by $248.8 million, or 43.7% and Converium North America, where net premiums written increased by $167.4 million, or 24.7% as described more fully in the segment discussions which follow.

      Our consolidated net premiums earned in 2000 were $1,861.5 million compared to $1,401.5 million in 1999, representing an increase of $460.0 million, or 32.8%. This increase primarily reflected our 27.1% growth in net premiums written.

Converium Consolidated Net Investment Income and Net Realized Capital Gains

      Our consolidated net investment income was $176.0 million in 2000 compared to $214.0 million in 1999, representing a decrease of $38.0 million, or 17.8%. The decrease in investment income primarily related to lower returns attributed to the Zurich Financing Agreement. See “— Overview — Investment Results.”

      Converium’s consolidated net realized capital gains were $83.7 million in 2000 compared to $76.3 million in 1999, representing an increase of $7.4 million, or 9.7%.

Converium Consolidated Other Income (Loss)

      We reported consolidated other income of $29.3 million in 2000 compared to $22.1 million in 1999, representing an increase of $7.2 million, or 32.6%. The increase in other income in 2000 was primarily due to interest income on third party reinsurance deposits.

Converium Consolidated Losses and Loss Adjustment Expenses and Life Benefits

      Our consolidated net losses and loss adjustment expenses and life benefits in 2000 were $1,604.5 million compared to $1,138.7 million in 1999, representing an increase of $465.8 million, or 40.9%. The increase is attributable to losses and loss adjustment expenses and life benefits at Converium Zurich of $154.5 million, at Converium North America of $253.0 million, at Converium Cologne of $56.3 million, and at Converium Life of $2.0 million. These increases resulted principally from the 32.8% increase in our net premiums earned, and from adverse development of $19.6 million from the 1999 European winter storms Anatol, Lothar and Martin, and $45.8 million of net adverse development in other lines of business. The net amounts of reserve development for our segments were $81.0 million of adverse development at Converium North America, $25.4 million of adverse development at Converium Cologne, $41.0 million of net positive development at Converium Zurich. The factors which caused these developments are described more fully in the segment discussions below.

Converium Consolidated Underwriting Acquisition Costs

      These costs primarily relate to commissions on treaty and individual risk business. Our consolidated underwriting acquisition costs were $454.4 million in 2000 compared to $340.3 million in 1999, representing an increase of $114.1 million, or 33.5%. This was in line with our growth in net premiums earned of 32.8%.

Converium Consolidated Operating and Administration Expenses

      Our consolidated operating and administration expenses were $116.0 million in 2000 compared to $112.8 million in 1999, representing an increase of $3.2 million, or 2.8%. The increase primarily related to increased headcount and related overhead costs and increased information technology costs to support our growth.

Converium Consolidated Interest Expense and Amortization of Goodwill

      Our interest expense for the year ended December 31, 2000 was $17.1 million compared to $17.5 million for the year ended December 31, 1999, representing a decrease of $0.4 million, or 2.3%. This decrease is principally due to a decrease in interest expense on short term borrowings from Zurich Financial Services which had a lower average amount outstanding for the year ended December 31, 2000.

      Amortization of goodwill for the year ended December 31, 2000 was $7.3 million compared to $6.2 million for the year ended December 31, 1999, representing an increase of $1.1 million, or 17.7%. This increase results from six months amortization of goodwill in 2000 related to our acquisition of MDU Services Ltd. in May 2000. Goodwill on this acquisition is being amortized over 9.5 years.

Converium Consolidated Income Tax Benefit (Expense)

      Income tax benefit was $19.5 million in 2000 compared to a consolidated income tax expense of $40.6 million in 1999, representing a decrease of $60.1 million. This change reflects the losses we incurred at both Converium North America and Converium Cologne. This decrease in our effective tax rate in 2000 is a result of an increase in non-taxable reinsurance recoveries of $20.5 million, offset by an $18.1 million increase in the unrecognized benefits of Converium Zurich’s tax loss carryforward which will not accrue to Converium after the global offering.

Results of Operations by Operating Segment

      To measure the financial performance of our operating segments, we exclude certain items such as income taxes, interest expense on debt, goodwill amortization and restructuring costs. The table below reconciles our segment income to our consolidated net income as set forth above and in our financial statements.

	Three Months		Nine Months
	Ended September 30,		Ended September 30,		Year Ended December 31,

	2002	2001	2002	2001	2001	2000	1999

	($ in millions)
Converium Zurich	$35.8	$(238.0)	$110.3	$(194.8)	$(178.7)	$10.8	$10.0
Converium North America	8.4	(57.4)	(9.9)	(138.4)	(197.9)	(28.7)	78.4
Converium Cologne	(66.1)	(44.3)	(69.5)	(47.4)	(71.6)	(16.8)	34.5

Converium Non-Life	(21.9)	(339.7)	30.9	(380.6)	(448.2)	(34.7)	122.9
Converium Life	(12.7)	0.5	(7.8)	2.7	(7.1)	10.3	(0.8)
Eliminations	(3.3)	—	(10.6)	—	—	—	—

Total	(37.9)	(339.2)	12.5	(377.9)	(455.3)	(24.4)	122.1

Interest expense on debt	(3.4)	(4.3)	(11.4)	(16.6)	(24.2)	(17.1)	(17.5)
Amortization of goodwill	—	(2.0)	—	(6.2)	(7.8)	(7.3)	(6.2)
Restructuring costs	—	(13.9)	—	(15.9)	(50.0)	—	—
Income tax benefit (expense)	35.7	60.0	24.9	56.7	169.9	19.5	(40.6)

Net (loss) income	$(5.6)	$(299.4)	$26.0	$(359.9)	$(367.4)	$(29.3)	$57.8

Non-Life

      The table below presents information regarding results of operations of our Non-Life business for the nine months ended September 30, 2002 and 2001 and for the years ended December 31, 2001, 2000 and 1999. This information is further discussed on a segment basis below.

	Three Months		Nine Months Ended
	Ended September 30,		September 30,		Year Ended December 31,

	2002	2001	2002	2001	2001	2000	1999

	($ in millions)
Revenues:
Gross premiums written	$714.5	$763.0	$2,388.6	$2,124.2	$2,891.1	$2,556.8	$1,838.8

Net premiums written	$673.3	$589.3	$2,270.2	$1,775.7	$2,341.2	$1,881.6	$1,485.4

Net premiums earned	$726.2	$617.2	$2,158.4	$1,604.3	$2,170.1	$1,755.5	$1,321.8
Net investment income and net realized capital gains (losses)	91.3	55.1	168.3	144.3	208.2	263.0	280.1
Other (loss) income	(24.7)	(10.2)	(26.2)	(18.3)	(18.8)	7.7	20.6

Total revenues	792.8	662.1	2,300.5	1,730.3	2,359.5	2,026.2	1,622.5

Benefits, losses and expenses:
Losses and loss adjustment expenses	(648.9)	(827.8)	(1,688.6)	(1,669.1)	(2,163.6)	(1,520.0)	(1,056.2)
Underwriting acquisition costs	(121.1)	(141.1)	(455.8)	(341.3)	(502.4)	(419.9)	(333.6)
Operating and administration expenses	(44.7)	(32.9)	(125.2)	(100.5)	(141.7)	(121.0)	(109.8)

Total benefits, losses and expenses	(814.7)	(1,001.8)	(2,269.6)	(2,110.9)	(2,807.7)	(2,060.9)	(1,499.6)

Segment (loss) income	$(21.9)	$(339.7)	$30.9	$(380.6)	$(448.2)	$(34.7)	$122.9

Ratios:
Loss ratio	89.4%	134.1%	78.2%	104.0%	99.7%	86.6%	79.9%
Underwriting expense ratio	16.7%	22.9%	21.1%	21.3%	23.2%	23.9%	25.2%
Administration expense ratio	6.6%	5.6%	5.5%	5.7%	6.0%	6.4%	7.4%
Combined ratio	112.7%	162.6%	104.8%	131.0%	128.9%	116.9%	112.5%

Converium Zurich

      The table below presents information regarding results of operations of our Converium Zurich segment for the three months ended September 30, 2002 and 2001, the nine months ended September 30, 2002 and 2001 and for the years ended December 31, 2001, 2000 and 1999.

	Three Months
	Ended		Nine Months		Year Ended
	September 30,		Ended September 30,		December 31,

	2002	2001	2002	2001	2001	2000	1999

	($ in millions)
Revenues:
Gross premiums written	$385.6	$411.1	$1,190.6	$1,015.0	$1,440.3	$1,020.0	$626.2

Net premiums written	$355.8	$324.6	$1,105.1	850.2	$1,185.0	$818.3	$569.5

Net premiums earned	$370.4	$309.9	$1,073.4	741.1	$1,012.4	$715.9	$470.6
Net investment income and net realized capital (losses) gains	13.8	22.0	78.0	60.8	89.3	47.0	77.3
Other (loss) income	(10.1)	0.1	(18.3)	3.1	3.2	12.0	8.1

Total revenues	374.1	332.0	1,133.1	805.0	1,104.9	774.9	556.0

	Three Months
	Ended		Nine Months		Year Ended
	September 30,		Ended September 30,		December 31,

	2002	2001	2002	2001	2001	2000	1999

	($ in millions)
Benefits, losses and expenses:
Losses and loss adjustment expenses	(276.9)	(496.8)	(763.4)	(839.3)	(1,026.9)	(569.2)	(414.7)
Underwriting acquisition costs	(37.4)	(62.2)	(198.0)	(125.5)	(202.1)	(150.2)	(96.1)
Operating and administration expenses	(24.0)	(11.0)	(61.4)	(35.0)	(54.6)	(44.7)	(35.2)

Total losses and expenses	(338.3)	(570.0)	(1,022.8)	(999.8)	(1,283.6)	(764.1)	(546.0)

Segment income (loss)	$35.8	$(238.0)	$110.3	$(194.8)	$(178.7)	$10.8	$10.0

Ratios:
Loss ratio	74.8%	160.3%	71.1%	113.3%	101.4%	79.5%	88.1%
Underwriting expense ratio	10.1%	20.1%	18.4%	16.9%	20.0%	21.0%	20.4%
Administration expense ratio	6.7%	3.4%	5.6%	4.1%	4.6%	5.5%	6.2%
Combined ratio	91.6%	183.8%	95.1%	134.3%	126.0%	106.0%	114.7%

Three Months Ended September 30, 2002 Compared to Three Months Ended September 30, 2001

     Converium Zurich Segment Income (Loss)

      Converium Zurich reported a segment income of $35.8 million for the three months ended September 30, 2002 compared to a segment loss of $238.0 million for the three months ended September 30, 2001, representing an increase of $273.8 million. Losses from the September 11th terrorist attacks contributed $220.0 million of losses in 2001. The components of segment results are described below.

     Converium Zurich Premiums

      Converium Zurich’s gross premiums written of $385.6 million for the three months ended September 30, 2002 were lower by $25.5 million, or 6.2%, compared to $411.1 million for the three months ended September 30, 2001. Converium Zurich’s net premiums written of $355.8 million for the three months ended September 30, 2002 were higher by $31.2 million, or 9.6%, compared to $324.6 million for the three months ended September 30, 2001.

      Converium Zurich’s net premium growth for the three months ended September 30, 2002 compared to the three months ended September 30, 2001 resulted from the traditional treaty and structured/finite business. The growth was in selected lines of business and regions and primarily resulted from increased rates, increasing our share of clients’ business upon renewing existing business or writing new business.

      Converium Zurich’s non-proportional net premiums written for the three months ended September 30, 2002 were $112.4 million compared to $89.2 million for the three months ended September 30, 2001, representing an increase of $23.2 million, or 26.0%

      For non-proportional business, the largest growth line of business was Aviation and Space, where net premiums written increased $39.7 million, or 208.7%. The remaining growth in net premiums written of $1.4 million, or 6.0%, for non-proportional business was spread amongst the marine and engineering lines of business.

      For non-proportional business, the largest lines of business offsetting this growth were:

•	Multi Peril, where net premiums written decreased $3.6 million, or 101.1%.

•	Liability, where net premiums written decreased $4.8 million, or 21.2%.

•	Property, where net premiums written decreased $3.9 million, or 18.6%.

•	Motor, where net premiums written decreased $2.8 million, or 16.3%.

      The remaining decrease in net premiums written of $2.8 million for non-proportional business was spread amongst several lines of business, such as accident and health and worker’s compensation.

      Converium Zurich’s proportional net premiums written for the three months ended September 30, 2002 were $224.3 million compared to $254.2 million for the three months ended September 30, 2001, representing a decrease of $29.9 million, or 11.8%

      For proportional business, the largest growth lines were:

•	Aviation and Space, where net premiums written increased $57.7 million, or 255.9%. Subsequent to the events of September 11, the aviation market has experienced favorable rate increases.

•	Property, where net premiums written increased $12.6 million, or 29.0%.

      The remaining growth in net premiums written of $0.5 million, or 4.5%, for proportional business came from the Marine line of business.

      For proportional business, the largest lines of business offsetting this growth were:

•	Motor, where net premiums written decreased $44.6 million, or 103.9%.

•	Accident and Health, where net premiums written decreased $15.0 million, or 73.0%.

•	Liability, where net premiums written decreased $22.5 million, or 49.6%.

      The remaining decrease in net premiums written of $18.6 million for proportional business was spread amongst several lines of business, such as Credit and Surety and Engineering.

      Converium Zurich’s structured/finite net premiums written for the three months ended September 30, 2002 were $19.1 million compared to negative $18.8 million for the three months ended September 30, 2001, representing an increase of $37.9 million.

      Converium Zurich’s largest growth regions and markets for the three months ended September 30, 2002 compared to the three months ended September 30, 2001 were:

•	Business originating in North America sourced through the London market, where net premiums written increased $43.2 million, or 45.9%.

•	United Kingdom, where net premiums written increased $11.3 million, or 8.3%.

      The remaining growth in net premiums written of $2.3 million, or 7.4%, was spread amongst several regions and markets, such as selected European countries, the Far East/ Pacific Rim, and Latin America.

      The largest regions and markets offsetting this growth were:

•	France, where net premiums written decreased $20.4 million, or 80.1%.

•	Our markets in the Near and Middle East and Northern Africa, where net premiums written decreased $2.0 million, or 27.0%.

•	Germany, where net premiums written decreased $3.1 million, or 24.6%.

      Converium Zurich’s net premiums earned of $370.4 million for the three months ended September 30, 2002 were higher by $60.5 million, or 19.5%, compared to $309.9 million for the three months ended September 30, 2001.

Converium Zurich Net Investment Income and Net Realized Capital (Losses) Gains

      Converium Zurich’s net investment income and net realized capital losses of $13.8 million for the three months ended September 30, 2002 were lower by $8.2 million, or 37.3%, compared to net investment income and net realized capital gains of $22.0 million for the three months ended September 30, 2001. Our net investment results for the three months ended September 30, 2002 included net realized capital losses of $7.4 million. Based on our impairment policy, our net investment results for the three months ended September 30, 2002 included an impairment charge of $9.0 million on our equity securities.

      A significant portion of our investment earnings is derived from the Funds Withheld Asset. Under the Quota Share Retrocession Agreement with Zurich Financial Services, the interest payable on the Funds Withheld Asset is based on fixed interest rates tied to each of our major functional currencies. The weighted average of 5.3% was calculated as if the assets had been invested in fixed income securities denominated in the functional currencies payable on the Funds Withheld Asset and reflects the estimated duration of the underlying reinsurance liabilities.

      In addition, Zurich Financial Services and its subsidiaries transferred cash and other assets and liabilities to us as part of the Formation Transactions. We have invested the cash portion of the transferred assets in accordance with our existing investment policy. We are also investing the premiums received from the business renewed on Converium Zurich’s books and accounts according to our existing investment policy.

Converium Zurich Other (Loss) Income

      Converium Zurich’s other loss of $10.1 million for the three months ended September 30, 2002 was lower by $10.2 million compared to other income of $0.1 million for the three months ended September 30, 2001. This decrease in other income primarily reflects realized foreign currency losses of $10.3 million, including $6.9 million realized foreign currency losses on the sale of invested assets.

Converium Zurich Losses and Loss Adjustment Expenses

      Converium Zurich’s losses and loss adjustment expenses of $276.9 million for the three months ended September 30, 2002 were lower by $219.9 million, or 44.2%, compared to losses and loss adjustment expenses of $496.8 million for the three months ended September 30, 2001.

      Converium Zurich’s losses and loss adjustment expenses for the three months ended September 30, 2001 included $220.0 million arising out of the September 11th terrorist attacks. Excluding this event, the losses and loss adjustment expenses would have been $276.8 million and, therefore, the losses and loss adjustment expenses of $276.9 million for the three months ended September 30, 2002 would have been higher by $0.1 million.

      Converium Zurich’s loss ratio, as a percentage of net premiums earned, of 74.8% for the three months ended September 30, 2002 was lower by 85.5 points compared to the loss ratio of 160.3% for the three months ended September 30, 2001. The loss ratio in 2001 included 71.0 points related to September 11th terrorist attacks. Excluding these events, the loss ratio for the three months ended September 30, 2001 would have been 89.3%, or 14.5 points higher than the loss ratio of 74.8% for the three months ended September 30, 2002. This improvement is a reflection of the increased premiums, which were written at more favorable terms during the January 1, 2002, April 1, 2002, and July 1, 2002 renewal cycle, compared to the same period in 2001.

Converium Zurich Underwriting Acquisition Costs

      Converium Zurich’s underwriting acquisition costs of $37.4 million for the three months ended September 30, 2002 were lower by $24.8 million, or 39.9%, compared to underwriting acquisition costs of $62.2 million for the three months ended September 30, 2001.

      This decrease in the underwriting acquisition costs was primarily due to a cumulative catch-up for common accounts in the Lloyds capital provision and qualifying quota share business, which led to a decrease in underwriting acquisition costs of $30.3 million, offset by a decrease in net premiums earned of $37.8 million.

      Converium Zurich’s underwriting expense ratio, as a percentage of net premiums earned, of 10.1% for the three months ended September 30, 2002 was lower by 10.0 points compared to the underwriting expense ratio of 20.1% for the three months ended September 30, 2001.

Converium Zurich Operating and Administration Expenses

      Converium Zurich’s operating and administration expenses of $24.0 million for the three months ended September 30, 2002 were higher by $13.0 million, or 118.2%, compared to operating and administration expenses of $11.0 million for the three months ended September 30, 2001.

      The increase in operating and administration expenses was primarily due to:

•	Additional headcount and related overhead costs for functions needed as an independent company, such as Treasury, Investor Relations, Marketing and Communications, as well related overhead costs needed to support the growth of our business.

•	Additional costs for information technology needed to support our systems and infrastructure as an independent company.

      The administration expense ratio, as a percentage of net premiums written, of 6.7% for the three months ended September 30, 2002 was higher by 3.3 points compared to the administration expense ratio of 3.4% for the three months ended September 30, 2001.

Converium Zurich Combined Ratios

      Converium Zurich’s combined ratio of 91.6% for the three months ended September 30, 2002 was lower by 92.2 points compared to the combined ratio of 183.8% for the three months ended September 30, 2001. This decrease in the combined ratio was primarily due to an 85.5 point improvement in the loss ratio, and a 10.0 point improvement in the underwriting expense ratio, offset by a 3.3 point increase in the administration expense ratio. The higher loss ratio in 2001 reflects the losses from the September 11th terrorist attacks.

Nine Months Ended September 30, 2002 Compared to Nine Months Ended September 30, 2001

Converium Zurich Segment Income (Loss)

      Converium Zurich reported a segment income of $110.3 million for the nine months ended September 30, 2002 compared to a segment loss of $194.8 million for the nine months ended September 30, 2001, representing an increase of $305.1 million. Losses from the September 11th terrorist attacks contributed $220.0 million of losses in 2001. The components of segment results are described below.

Converium Zurich Premiums

      Converium Zurich’s gross premiums written of $1,190.6 million for the nine months ended September 30, 2002 were higher by $175.6 million, or 17.3%, compared to $1,015.0 million for the nine months ended September 30, 2001. Converium Zurich’s net premiums written of $1,105.1 million for the nine months ended September 30, 2002 were higher by $254.9 million, or 30.0%, compared to $850.2 million for the nine months ended September 30, 2001.

      Converium Zurich’s premium growth for the nine months ended September 30, 2002 compared to the nine months ended September 30, 2001 resulted from the traditional treaty and the finite/structured business. The growth was spread across most lines of business and regions and primarily resulted from increased rates, increasing our share of clients’ business upon renewing existing business or writing new business.

      Converium Zurich’s non-proportional net premiums written for the nine months ended September 30, 2002 were $282.6 million compared to $205.3 million for the nine months ended September 30, 2001, representing an increase of $77.3 million, or 37.7%.

      For non-proportional business, the largest growth lines were:

•	Aviation and Space, where net premiums written increased $59.5 million, or 85.0%. Subsequent to the events of September 11, the aviation market has experienced favorable rate increases.

•	Motor, where net premiums written increased $16.2 million, or 73.2%.

•	Marine, where net premiums written increased $3.6 million, or 30.9%.

•	Property, where net premiums written increased $6.5 million, or 14.9%.

      The remaining growth in net premiums written of $4.3 million, or 5.7%, for non-proportional business was spread amongst several lines of business, such as Liability, Credit and Surety, and Engineering. Offsetting this growth was a decrease in non-proportional business of $12.8 million compared to the nine months ended September 30, 2001, which was spread amongst several lines of business, such as Accident and Health and Multi-Peril.

      Converium Zurich’s proportional net premiums written for the nine months ended September 30, 2002 were $747.8 million compared to $572.7 million for the nine months ended September 30, 2001, representing an increase of $175.1 million, or 30.6%.

      For proportional business, the largest growth lines were:

•	Aviation and Space, where net premiums written increased $122.9 million, or 191.2%.

•	Liability, where net premiums written increased $26.4 million, or 34.2%.

•	Engineering, where net premiums written increased $15.9 million, or 32.2%.

•	Marine, where net premiums written increased $3.7 million, or 19.0%.

•	Property, where net premiums written increased $16.2 million, or 13.8%.

•	Credit and Surety, where net premium written increased $7.6 million, or 10.1%.

      The remaining growth in net premiums written of $24.1 million, or 13.8%, for proportional business was spread amongst several lines of business. Offsetting this growth was a decrease in proportional business of $41.7 million compared to the nine months ended September 30, 2001, which was spread amongst several lines of business, such as Motor and Accident and Health.

      Converium Zurich’s structured/finite net premiums written for the nine months ended September 30, 2002 were $74.7 million compared to $72.2 million for the nine months ended September 30, 2001, representing an increase of $2.5 million, or 3.5%.

      Converium Zurich’s largest growth regions and markets for the nine months ended September 30, 2002 compared to the nine months ended September 30, 2001 were:

•	United Kingdom, where net premiums written increased $150.0 million, or 36.7%, primarily due to opportunistic expansion in the liability and multi-perils lines of business. This was due to strong rate increases in the primary market coupled with increased demand for quota share reinsurance due to solvency considerations.

•	Business originating in North America sourced through the London market, where net premiums written increased $91.6 million, or 200.4%.

•	Our markets in the Far East and Pacific Rim, where net premiums written increased $14.2 million, or 14.9%.

•	Our markets in Latin America, where net premiums written increased $12.3 million, or 11.9%.

      The remaining growth in net premiums written of $5.3 million, or 2.1%, was spread amongst several regions and markets, such as Germany, France, and the Near and Middle East. This growth was offset by a decrease in net premiums written of $18.6 million, or 7.2%, in selected other European countries.

      Converium Zurich’s net premiums earned of $1,073.4 million for the nine months ended September 30, 2002 were higher by $332.3 million, or 44.8%, compared to $741.1 million for the nine months ended September 30, 2001.

Converium Zurich Net Investment Income and Net Realized Capital (Losses) Gains

      Converium Zurich’s net investment income and net realized capital losses of $78.0 million for the nine months ended September 30, 2002 were higher by $17.2 million, or 28.3%, compared to net investment income and net realized capital gains of $60.8 million for the nine months ended September 30, 2001. Our net investment results for the nine months ended September 30, 2002 included net realized capital losses of $2.0 million. Based on our impairment policy, our net investment results for the nine months ended September 30, 2002 included an impairment charge of $13.7 million on our equity securities.

      A significant portion of our investment earnings is derived from the Funds Withheld Asset. Under the Quota Share Retrocession Agreement with Zurich Financial Services, the interest payable on the Funds Withheld Asset is based on fixed interest rates tied to each of our major functional currencies. The weighted average of 5.3% was calculated as if the assets had been invested in fixed income securities denominated in the functional currencies payable on the Funds Withheld Asset and reflects the estimated duration of the underlying reinsurance liabilities.

      In addition, Zurich Financial Services and its subsidiaries transferred cash and other assets and liabilities to us as part of the Formation Transactions. We have invested the cash portion of the transferred assets in accordance with our existing investment policy. We are also investing the premiums received from the business renewed on Converium Zurich’s books and accounts according to our existing investment policy.

Converium Zurich Other (Loss) Income

      Converium Zurich’s other loss was $18.3 million for the nine months ended September 30, 2002 compared to other income of $3.1 million for the nine months ended September 30, 2001. This decrease in other income primarily reflects realized foreign currency losses of $10.3 million, unrealized foreign currency losses on our non-functional currencies of $6.0 million, and capital tax expenses of $4.3 million. The realized foreign currency losses of $10.3 million include $6.9 million of realized foreign currency losses on the sale of invested assets.

Converium Zurich Losses and Loss Adjustment Expenses

      Converium Zurich’s losses and loss adjustment expenses of $763.4 million for the nine months ended September 30, 2002 were lower by $75.9 million, or 9.0%, compared to losses and loss adjustment expenses of $839.3 million for the nine months ended September 30, 2002.

      Converium Zurich’s losses and loss adjustment expenses for the nine months ended September 30, 2001 included $220.0 million arising out of the September 11th terrorist attacks. Excluding this event, the losses and loss adjustment expenses would have been $619.3 million and, therefore, the losses and loss adjustment expenses of $763.4 million for the nine months ended September 30, 2002 would have been higher by $144.1 million, or 23.3%. The losses and loss adjustment expenses in 2002 and 2001 include positive reserve developments of $14.0 and $13.0 million, respectively, for liability business written in prior years. We realized these positive developments in the first half of 2002 and 2001 as a result of favorable loss activity reported to us by our cedents. Over time, as the actual emergence of losses can be indicative of future loss emergence, we revise these redundancies accordingly.

      Converium Zurich’s loss ratio, as a percentage of net premiums earned, of 71.1% for the nine months ended September 30, 2002 was lower by 42.2 points compared to the loss ratio of 113.3% for the nine months ended September 30, 2001. The loss ratio in 2001 included 29.7 points related to September 11th terrorist attacks. Excluding these events, the loss ratio for the nine months ended September 30, 2001 would have been 83.6%, or 12.5 points higher than the loss ratio of 71.1% for the nine months ended September 30, 2002. This improvement in the loss ratio is a reflection of the increased premiums, which were written at more favorable terms during the January 1, 2002, April 1, 2002, and July 1, 2002 renewal cycle, compared to the same period in 2001.

Converium Zurich Underwriting Acquisition Costs

      Converium Zurich’s underwriting acquisition costs of $198.0 million for the nine months ended September 30, 2002 were higher by $72.5 million, or 57.8%, compared to underwriting acquisition costs of $125.5 million for the nine months ended September 30, 2001. This increase in the underwriting acquisition costs was primarily due to:

•	Net premiums earned of $1,073.4 million for the nine months ended September 30, 2002 were higher by 44.8% compared to net premiums earned of $741.1 million for the nine months ended September 30, 2001.

•	Net premiums written of $1,105.1 million for the nine months ended September 30, 2002 were higher by 30.0% compared to net premiums written of $850.2 million for the nine months ended September 30, 2001.

•	Net premiums written for proportional business of $747.8 million for the nine months ended September 30, 2002 were higher by 30.6% compared to net premiums written for proportional business of $572.7 million for the nine months ended September 30, 2001. Proportional business generally pays higher underwriting acquisition costs than non-proportional and structured/finite business.

      Converium Zurich’s underwriting expense ratio, as a percentage of net premiums earned, of 18.4% for the nine months ended September 30, 2002 was higher by 1.5 points compared to the underwriting expense ratio of 16.9% for the nine months ended September 30, 2001.

      Both the underwriting expense ratios for the nine months ended September 30, 2002 and for the nine months ended September 30, 2001 were unusually low. In 2001, this was principally driven by the release of cost reserves in the first half of 2001 built up under a profit sharing agreement with a cedent in a large structured/finite treaty as a result of an increase of the loss reserves. In 2002, this was principally driven by a cumulative catch-up for common accounts in the Lloyds capital provision and qualifying quota share business.

Converium Zurich Operating and Administration Expenses

      Converium Zurich’s operating and administration expenses of $61.4 million for the nine months ended September 30, 2002 were higher by $26.4 million, or 75.4%, compared to operating and administration expenses of $35.0 million for the nine months ended September 30, 2001. The increase in operating and administration expenses was primarily due to:

•	Additional headcount and related overhead costs for functions needed as an independent company, such as Treasury, Investor Relations, Marketing and Communications, as well as overhead costs needed to support the growth of our business.

•	Additional costs for information technology needed to support our systems and infrastructure as an independent company.

      The administration expense ratio, as a percentage of net premiums written, of 5.6% for the nine months ended September 30, 2002 was higher by 1.5 points compared to the administration expense ratio of 4.1% for the nine months ended September 30, 2001.

Converium Zurich Combined Ratios

      Converium Zurich’s combined ratio of 95.1% for the nine months ended September 30, 2002 was lower by 39.2 points compared to the combined ratio of 134.3% for the nine months ended September 30, 2001. This decrease in the combined ratios was primarily due to a 42.2 point improvement in the loss ratio, offset by a 1.5 point increase in the underwriting expense ratio and a 1.5 point increase in the administration expense ratio.

Year Ended December 31, 2001 Compared to Year Ended December 31, 2000

Converium Zurich Segment (Loss) Income

      Converium Zurich reported a segment loss of $178.7 million in 2001 compared to segment income of $10.8 million in 2000, representing a decrease of $189.5 million. This decrease was primarily due to net losses of $210.0 million arising out of the September 11th terrorist attacks and $27.7 million related to the Enron reorganization. These losses were partially offset by increased net investment income and net realized capital gains of $42.3 million. The components of segment income are described below.

Converium Zurich Premiums

      Converium Zurich’s gross premiums written in 2001 were $1,440.3 million compared to $1,020.0 million in 2000, representing an increase of $420.3 million, or 41.2%. Net premiums written in 2001 were $1,185.0 million compared to $818.3 million in 2000, representing an increase of $366.7 million, or 44.8%. Converium Zurich’s premium growth in 2001 resulted from both the traditional treaty business and the structured/finite business. Growth was in most lines of business and regions and primarily resulted from increasing our share of clients’ business upon renewal and from new business.

      Converium Zurich’s non-proportional net premiums written in 2001 were $257.4 million compared to $265.1 million in 2000, representing a decrease of $7.7 million, or 2.9%. Converium Zurich’s proportional net premiums written in 2001 were $824.7 million compared to $474.2 million in 2000, representing an increase of $350.5 million, or 73.9%. For a discussion of non-proportional and proportional reinsurance, see “Business — Our Business — Types of Reinsurance.”

      Although non-proportional business decreased overall, we experienced growth in some lines including motor, where net premiums written increased $20.0 million, or 65.6% and liability, where net premiums written increased $7.2 million, or 15.8%.

      Offsetting this growth in 2001 was a decrease of $12.3 million in non-proportional multi-peril business, $13.3 million in non-proportional aviation and space business and $3.6 million in non-proportional engineering business.

      For proportional business, the largest growth lines in 2001 were:

•	motor, where net premiums written increased $83.8 million, or 161.1%

•	aviation and space, where net premiums written increased $76.9 million, or 92.5%

•	multi-peril, where net premiums written increased $58.1 million, or 100.0%

•	property, where net premiums written increased $40.0 million, or 43.0%

•	liability, where net premiums written increased $26.2 million, or 36.0%

•	accident and health, where net premiums written increased $16.0 million, or 64.3%

•	credit and surety, where net premiums written increased $14.5 million, or 16.6%

•	marine, where net premiums written increased $10.4 million, or 62.2%

      In our structured/finite business, net premiums written were $102.9 million in 2001 compared to $78.9 million in 2000, representing an increase of $24.0 million, or 30.4%. This growth resulted primarily from the liability and property lines of business.

      Converium Zurich’s largest growth regions in 2001 compared to 2000 were:

•	United Kingdom, where net premiums written increased $288.9 million, or 94.9%, primarily due to opportunistic expansion in the motor line, following our reallocation in 2000 of the market responsibility for the United Kingdom from Converium Cologne to Converium Zurich

•	our markets in Latin America, where net premiums written increased $49.9 million, or 69.9%

•	our markets in the Far East/ Pacific Rim, where net premiums written increased $32.3 million, or 38.1%

•	business originating in North America, primarily sourced through the London market, where net premiums written increased $24.7 million, or 29.8%

•	our markets in the Near/ Middle East and Northern Africa, where net premiums written increased $7.7 million, or 33.8%

      Partially offsetting this growth was a decrease of $16.2 million in the aggregate on business from Israel, Italy, Portugal, Switzerland and the Netherlands, a decrease of $12.9 million in business from Germany and $7.6 million in business from France. The decrease in Germany was largely a result of our transfer of underwriting responsibility for Germany to Converium Cologne.

      Converium Zurich’s net premiums earned in 2001 were $1,012.4 million compared to $715.9 million in 2000, representing an increase of $296.5 million, or 41.4%. This increase primarily reflected our growth in net premiums written.

Converium Zurich Net Investment Income and Net Realized Capital Gains

      Converium Zurich reported net investment income and net realized capital gains of $89.3 million in 2001 compared to $47.0 million in 2000, representing an increase of $42.3 million, or 90.0%.

      Prior to the Formation Transactions, Converium Zurich did not have a separate investment portfolio. Instead, its cash flows were managed by Zurich Financial Services pursuant to the Zurich Financing Agreement. The Zurich Financing Agreement provided for interest based on a formula designed to reflect a total return on a diverse investment portfolio weighted approximately 75% to bond indices and 25% to equity indices. Accordingly, during most of 2000, Converium Zurich’s investment income reflected the overall poor performance of the stock markets for its equity component and generally declining interest rates for its fixed income component.

      Effective January 1, 2001, the Zurich Financing Agreement was amended to provide a fixed interest return. Effective July 1, 2001, the Zurich Financing Agreement was cancelled and the Funds Withheld Asset was established. Under the Quota Share Retrocession Agreement, the interest payable on the Funds Withheld Asset is based on fixed interest rates tied to each of our major functional currencies. These interest rates were calculated as if the assets had been invested in fixed income securities denominated in the functional currencies payable on the Funds Withheld Asset and reflected the estimated duration of the underlying reinsurance liabilities as of that date. As a result, the volatility of our investment earnings was reduced and our investment income in 2001 improved.

      For 2001 the weighted average interest rate based on the currency mix on the Funds Withheld Asset was 5.4%. If we had obtained the 5.4% weighted average interest rate on the average of the beginning and ending balance under the Zurich Financing Agreement in 2000, our investment income in 2000 on a pre-tax basis would have been approximately $30.0 million higher.

      For a description of the Funds Withheld Asset and the Quota Share Retrocession Agreement, see “Formation Transactions and Relationship with Zurich Financial Services — Acquisition of the Converium Zurich Business — Quota Share Retrocession Agreement.”

Converium Zurich Other Income

      Converium Zurich reported other income in 2001 of $3.2 million compared to $12.0 million in 2000, representing a decrease of $8.8 million. This decrease primarily reflects a decrease in other technical income.

Converium Zurich Losses and Loss Adjustment Expenses

      Converium Zurich’s losses and loss adjustment expenses in 2001 were $1,026.9 million compared to $569.2 million for 2000, representing an increase of $457.7 million, or 80.4%. Net losses and loss adjustment expenses primarily increased by $210.0 million arising out of the September 11th terrorist attacks and $27.7 million due to the Enron reorganization. Without these events, the increase in loss and loss adjustment expenses would have been $220.0 million, or 38.7%. This increase in losses and loss adjustment expenses is reflective of the increase in net premiums earned of 41.4%. Losses and loss adjustment expenses for 2001 were partially offset by net positive loss reserve developments of $82.0 million for aviation and space, casualty and liability business written in prior years. We had been experiencing more favorable claims reporting data from most of our ceding companies than previously anticipated. Over time, as the actual emergence of losses could be used as an indication of future loss emergence, we revised these redundancies. During 2001, we determined that we could credibly believe that the actual loss emergence would ultimately be better than initial expectations and therefore adjusted our reserves accordingly. Our loss and loss adjustment expense ratio increased to 101.4% for 2001 from 79.5% for 2000, including 23.5 points related to the September 11th terrorist attacks and the Enron reorganization. Therefore, excluding these events, our loss and loss adjustment expense ratio would have been 77.9%, a 1.6 point decrease from our loss and loss adjustment expense ratio in 2000.

Converium Zurich Underwriting Acquisition Costs

      Converium Zurich’s underwriting acquisition costs were $202.1 million in 2001 compared to $150.2 million in 2000, representing an increase of $51.9 million, or 34.6%. This increase in underwriting acquisition costs is reflective of the increase in net premiums earned of 41.4%. Our underwriting expense ratio decreased by 1.0 point to 20.0% in 2001 from 21.0% in 2000.

Converium Zurich Operating and Administration Expenses

      Converium Zurich’s operating and administration expenses were $54.6 million in 2001 compared to $44.7 million in 2000, representing an increase of $9.9 million, or 22.2%. The increase in costs represents increased headcount and related overhead costs due to the establishment of new corporate and operational functions related to being a stand-alone company, such as treasury, investor relations, marketing, communications and information technology. However, our administration expense ratio, as a percentage of net premiums written, decreased by 0.9 points to 4.6% in 2001 from 5.5% in 2000 due to increased premium volume.

Converium Zurich Combined Ratios

      Converium Zurich’s combined ratio increased by 20.0 points to 126.0% in 2001 from 106.0% in 2000. This increase was driven by a 23.5 point increase in the loss ratio due to the September 11th terrorist attacks and the Enron reorganization. This increase was partially offset by the improvement of 1.6 points in our underlying loss ratio, 1.0 point improvement in our underwriting expense ratio and 0.9 points improvement in our administration expense ratio.

Year Ended December 31, 2000 Compared to Year Ended December 31, 1999

Converium Zurich Segment Income (Loss)

      Converium Zurich’s segment income remained relatively constant at $10.8 million for 2000 compared to segment income of $10.0 million in 1999, representing an increase of $0.8 million, or 8.0%. The components of segment income are described below.

Converium Zurich Premiums

      Converium Zurich’s gross premiums written in 2000 were $1,020.0 million compared to $626.2 million in 1999, representing an increase of $393.8 million, or 62.9%. Net premiums written in 2000 were $818.3 million compared to $569.5 million in 1999, representing an increase of $248.8 million, or 43.7%. Converium Zurich’s net premium written growth in 2000 compared with 1999 was primarily driven by traditional treaty business growth. In 2000, we grew in most of our lines and regions primarily through increased volume. In addition, in selected markets such as the Caribbean, Japanese and Australian property catastrophe markets, we experienced significant price increases as well. Converium Zurich’s non-proportional business in 2000 was $265.1 million compared to $151.0 million in 1999, representing an increase of $114.1 million, or 75.6%. Converium Zurich’s proportional business in 2000 was $474.2 million compared to $313.1 million in 1999, representing an increase of $161.1 million, or 51.5%.

      For non-proportional business, the largest growth lines were:

•	property, where net premiums written increased $66.8 million, or 137.5%

•	motor, where net premiums written increased $18.6 million, or 156.3%

•	liability, where net premiums written increased $15.3 million, or 50.3%

      Partially offsetting this growth was a decrease in non-proportional aviation and space business to $34.3 million in 2000 from $47.6 million in 1999.

      For proportional business, the largest growth lines were:

•	liability, where net premiums written increased $40.7 million, or 127.2%

•	motor, where net premiums written increased $36.7 million, or 239.9%

•	aviation and space, where net premiums written increased $35.4 million, or 74.2%

•	engineering, where net premiums written increased $22.9 million, or 76.9%

      In our structured/finite business, net premiums written were $78.9 million in 2000 compared to $105.4 million in 1999, representing a decrease of $26.5 million, or 25.1%. Our comparative net premiums written reflect that in 1999 we entered into a significant structured/finite transaction in connection with our strategic alliance with the MDU.

      Excluding structured/finite business, Converium Zurich’s largest growth regions in 2000 compared to 1999 were:

•	United Kingdom, where net premiums written increased $97.3 million, or 47.0%, primarily by opportunistic expansion in the motor line, following our reallocation of the market responsibility for the United Kingdom from Converium Cologne to Converium Zurich

•	Belgium, Israel, Spain, Italy, Portugal, Switzerland and the Netherlands, where our aggregate net premiums written increased $67.5 million, or 63.3%

•	our markets in the Far East/ Pacific Rim, where net premiums written increased $36.7 million, or 76.5%

•	our markets in Latin America, where net premiums written increased $28.7 million, or 67.2%

•	business originating in North America, sourced through the London market, where net premiums written increased $27.4 million, or 49.6%

      Partially offsetting this growth was a decrease in business from Germany, to $28.8 million in 2000 from $36.5 million in 1999, and a decrease in business from France, to $49.4 million in 2000 from $58.3 million in 1999. The decrease in Germany was largely a result of our transfer of underwriting responsibility for Germany to Converium Cologne. Additionally, Converium Zurich’s reported growth was partially offset by the devaluation of most European currencies against the U.S. dollar. On a constant exchange rate basis, Converium Zurich’s net premiums written increased 54.6%.

      Converium Zurich’s net premiums earned in 2000 were $715.9 million compared to $470.6 million in 1999, representing an increase of $245.3 million, or 52.1%. This increase primarily reflected our 43.7% growth in net premiums written.

Converium Zurich Net Investment Income and Net Realized Capital Gains

      Converium Zurich reported net investment income and net realized capital gains of $47.0 million in 2000 compared to $77.3 million in 1999, representing a decrease of $30.3 million, or 39.2%. The investment yield attributed to Converium Zurich in 2000 was 3.3% compared to 5.7% in 1999. This decline was primarily due to decreased returns attributed to the total investment return on the 25% equity security component of the Zurich Financing Agreement. See “— Investment Results.”

Converium Zurich Other Income

      Converium Zurich reported other income in 2000 of $12.0 million compared to $8.1 million in 1999, representing an increase of $3.9 million, or 48.1%. The increase primarily reflected increased net interest income on third party reinsurance deposits.

Converium Zurich Losses and Loss Adjustment Expenses

      Converium Zurich’s losses and loss adjustment expenses in 2000 were $569.2 million compared to $414.7 million in 1999, representing an increase of $154.5 million, or 37.3%. The losses and loss adjustment expenses ratio, as a percentage of net premiums earned, decreased to 79.5% in 2000 from 88.1% in 1999.

      Converium Zurich recorded property catastrophe net losses from the 1999 European winter storms Anatol, Lothar and Martin were $8.1 million at December 31, 2000 and $11.0 million at December 31, 1999. This added 1.1 points to the 2000 loss ratio and 2.3 points to the 1999 loss ratio.

      Converium Zurich recorded favorable loss reserve development on prior years of $41.0 million in 2000 and $125.6 million in 1999 from most lines of business, particularly aviation and credit and surety, reflecting accident years 1999 and prior. This favorable development improved Converium Zurich’s loss ratio by 5.7 points in 2000, and by 26.7 points in 1999. This favorable development resulted principally from the approach we adopted to initially estimate ultimate losses on these more complex and uncertain lines of business. See “Business — Loss and Loss Adjustment Expense Reserves — Loss Reserve Development” for an expanded discussion of these factors.

Converium Zurich Underwriting Acquisition Costs

      Converium Zurich’s underwriting acquisition costs were $150.2 million in 2000 compared to $96.1 million in 1999, representing an increase of $54.1 million, or 56.3%. The underwriting expense ratio, as a percentage of net earned premiums, increased to 21.0% in 2000 from 20.4% in 1999.

      The increase in the underwriting expense ratio was principally due to a net increase in reserves under profit sharing agreements with cedents on certain structured/finite treaties. This increase was partially offset by the higher rate of growth of our non-proportional businesses compared to proportional business, which accounted for a 0.2 point decrease in our underwriting expense ratio. Generally, non-proportional business pays lower commissions than proportional business.

Converium Zurich Operating and Administration Expenses

      Converium Zurich’s operating and administration expenses were $44.7 million in 2000 compared to $35.2 million in 1999, representing an increase of $9.5 million, or 27.0%. The increase in costs represents increased headcount and related overhead costs plus increased information technology costs to support our growth. The administration expense ratio, as a percentage of net premiums written, decreased by 0.7 points to 5.5% in 2000 from 6.2% in 1999.

Converium Zurich Combined Ratios

      Converium Zurich’s combined ratio decreased by 8.7 points to 106.0% in 2000 from 114.7% in 1999. This decrease was primarily driven by an 8.6 point improvement in the loss ratio, partially offset by the 0.6 point increase in the underwriting expense ratio.

Converium North America

      The table below presents information regarding results of operations of our Converium North America segment for the three months ended September 30, 2002 and 2001, the nine months ended September 30, 2002 and 2001 and for the years ended December 31, 2001, 2000 and 1999.

	Three Months Ended		Nine Months Ended
	September 30,		September 30,		Year Ended December 31,

	2002	2001	2002	2001	2001	2000	1999

	($ in millions)
Revenues:
Gross premiums written	$293.2	$288.8	$935.7	$828.8	$1,150.9	$1,295.5	$934.8

Net premiums written	$279.5	$232.4	$912.5	$682.3	$898.4	$844.7	$677.3

Net premiums earned	$279.3	$241.6	$870.2	$636.3	$882.4	$815.4	$628.7
Net investment income and net realized capital gains (losses)	80.6	33.4	89.8	73.8	104.4	159.1	145.1
Other (loss) income	(4.6)	(8.6)	5.1	(21.0)	(24.4)	(7.2)	5.7

Total revenues	355.3	266.4	965.1	689.1	962.4	967.3	779.5

Benefits, losses and expenses:
Losses and loss adjustment expenses	(261.0)	(235.2)	(706.4)	(600.0)	(837.2)	(723.4)	(470.4)
Underwriting acquisition costs	(67.6)	(70.4)	(213.1)	(173.9)	(251.3)	(207.5)	(169.0)
Operating and administration expenses	(18.3)	(18.2)	(55.5)	(53.6)	(71.8)	(65.1)	(61.7)

Total losses and expenses	(346.9)	(323.8)	(975.0)	(827.5)	(1,160.3)	(996.0)	(701.1)

Segment income (loss)	$8.4	$(57.4)	$(9.9)	$(138.4)	$(197.9)	$(28.7)	$78.4

Ratios:
Loss ratio	93.4%	97.4%	81.2%	94.3%	94.9%	88.7%	74.8%
Underwriting expense ratio	24.2%	29.1%	24.5%	27.3%	28.5%	25.5%	26.9%
Administration expense ratio	6.5%	7.8%	6.1%	7.9%	8.0%	7.7%	9.1%
Combined ratio	124.1%	134.3%	111.8%	129.5%	131.4%	121.9%	110.8%

Three Months Ended September 30, 2002 Compared to Three Months Ended September 30, 2001

Converium North America Segment Income (Loss)

      Converium North America reported a segment income of $8.4 million for the three months ended September 30, 2002 as compared to a segment loss of $57.4 million for the three months ended September 30, 2001, a decrease of $65.8 million. The components of segment results are described below.

Converium North America Premiums

      Converium North America’s gross premiums written for the three months ended September 30, 2002 were $293.2 million as compared to $288.8 million for the three months ended September 30, 2001, representing an increase of $4.4 million, or 1.5%.

      Converium North America’s net premiums written for the three months ended September 30, 2002 were $279.5 as compared to $232.4 million for the three months ended September 30, 2001, representing an increase of $47.1 million, or 20.3%. The 2001 Aggregate Excess of Loss treaty and a retrocessional quota share treaty had $22.5 million and $5.8 million of ceded premiums, respectively, in the third quarter of 2001. These treaties were non-renewed for 2002, accounting for $28.3 million of the net premiums written increase. Additionally, Converium North America recorded $24.3 million of retrocessional premiums in the third quarter of 2001 for the cost of the stop loss protection received from ZFS as part of Converium’s initial public offering.

      Converium North America’s net premiums earned were $279.3 million for the three months ended September 30, 2002 compared to $241.6 million for the three months ended September 30, 2001, representing an increase of $37.7 million, or 15.6%, reflecting the increase in net premiums written.

Converium North America Net Investment Income and Net Realized Capital Gains

      Converium North America reported net investment income and net realized capital gains of $80.6 million in the three months ended September 30, 2002 as compared to $33.4 million in the three months ended September 30, 2001. Net investment income was $25.3 million for the three months ended September 30, 2002 compared to $28.5 million for the three months ended September 30, 2001, a decrease of $3.2 million. The decrease in net investment income is the result of an internal capital and investment income allocation among Converium segments subsequent to the IPO, which was implemented for 2002 and resulted in a reduction of net investment income in the amount of $5.0 million. The allocation was partially offset by increased investment income due to positive cash flow.

      Net realized capital gains were $55.3 million in 2002 compared to $4.9 million in 2001, an increase of $50.4 million. This increase is primarily due to the sale of fixed income securities in anticipation of the transition to passive fixed income and mortgage-backed managers. Approximately $1.3 billion of fixed income securities were sold in September 2002, yielding $52.9 million in net realized capital gains. The passive managers began investing in October 2002. In the third quarter of 2001, Converium North America recorded a $2.2 million provision for publicly traded equity investments that were impaired. There was no impairment recorded in the third quarter of 2002.

     Converium North America Other Loss

      Converium North America reported other loss for the three months ended September 30, 2002 of $4.6 million as compared to $8.6 million for the three months ended September 30, 2001, representing a decrease of $4.0 million, or 46.5%. The decrease was primarily due to $3.5 million asset write-down in the third quarter of 2001 as well as the change in market value of our investments in private equity funds, which decreased $1.3 million in 2002 versus a decline of $2.3 million in 2001. We account for our investments in these funds based on our proportionate share of the partnerships’ results and report these results in other income.

Converium North America Losses and Loss Adjustment Expenses

      Converium North America’s losses and loss adjustment expenses incurred for the three months ended September 30, 2002 were $261.0 million as compared to $235.2 million in the three months ended September 30, 2001, representing an increase of $25.8 million, or 11.0%. The loss ratio decreased 4.0 points to 93.4% as of September 30, 2002 from 97.4% as of September 30, 2001.

      During the third quarter of 2002, Converium North America noted the continued emergence of increased loss experience related to prior years. As a result of actuarial work performed at Converium North America through the third quarter, management concluded that ultimate losses will most likely be higher in the range of possible outcomes than previously estimated.

      In the three months ended September 30, 2002, Converium North America increased loss and loss adjustment reserves approximately $47.0 million, primarily related to accident years 1997-2000. Approximately $17.0 million was recorded relating to professional liability product lines (nursing homes) with the remainder primarily in the automobile excess, medical excess and umbrella liability lines. The current year loss ratio component as of September 30, 2002 was 76.6% while the loss ratio related to the increase in prior years was 16.8%.

      In the third quarter of 2001, $58.2 million of loss and loss adjustment expenses were incurred arising out of the September 11th terrorist attacks. In addition, $18.5 million of increased loss and loss adjustment expenses were recorded related to prior accident years. These assumed losses were partially offset by $36.0 million of ceded losses and loss adjustment expenses pursuant to the 2001 Aggregate Excess of Loss treaty. The current year loss ratio, excluding the reserve increase, the September 11th terrorist attacks and the 2001 Aggregate Excess of Loss treaty was 73.6%.

     Converium North America Underwriting Acquisition Costs

      Converium North America’s underwriting acquisition costs for the three months ended September 30, 2002 were $67.6 million compared to $70.4 million for the three months ended September 30, 2001, representing a decrease of $2.8 million, or 4.0%. Converium North America’s underwriting expense ratios were 24.2% at September 30, 2002 and 29.1% at September 30, 2001. The decrease in the underwriting expense ratio is partially attributable to cessions under the 2001 Aggregate Excess of Loss treaty and September 11th premium charges, which had no ceding commissions. Additionally, we have been writing business at lower commission rates due to current reinsurance market conditions. These lower rates are now impacting our results as the related premium is earned.

     Converium North America Operating and Administration Expenses

      Converium North America’s operating and administration expenses were flat at $18.3 million for the three months ended September 30, 2002 and $18.2 million for the three months ended September 30, 2001. The administration expense ratio decreased to 6.5% for the third quarter of 2002 from 7.8% for the third quarter of 2001. The decrease in Converium North America’s administration expense ratio was attributable to the increase in net premiums written mentioned above while expense dollars remained flat.

     Converium North America Combined Ratios

      Converium North America’s combined ratio decreased to 124.1% for the three months ended September 30, 2002 from 134.3% for the three months ended September 30, 2001, mainly due to a decrease of 4.0 points in the loss ratio as well as the 4.9 point decrease in the commission ratio described above.

Nine Months Ended September 30, 2002 Compared to Nine Months Ended September 30, 2001

     Converium North America Segment Loss

      Converium North America reported a segment loss of $9.9 million for the nine months ended September 30, 2002 as compared to a segment loss of $138.4 million for the nine months ended September 30, 2001, a decrease of $128.5 million. The reduction in the segment loss primarily relates to four items:

•	Net investment income and net realized capital gains increased $16.0 million from $73.8 million for the nine months ended September 30, 2001 to $89.8 million for the nine months ended September 30, 2002. Net investment income was $83.9 million for the nine months ended September 30, 2002 compared to $89.5 million for the nine months ended September 30, 2001, a decrease of $5.6 million. Net realized capital gains were $5.9 million in 2002 compared to net capital losses of $15.7 million in 2001, an increase of $21.6 million.

•	Converium North America reported other income for the nine months ended September 30, 2002 of $5.1 million as compared to other loss of $21.0 million for the nine months ended September 30, 2001, representing an increase of $26.1 million.

•	During the first nine months of 2002, Converium North America recorded $66.9 million of increased reserves related to prior years. This compares to $143.5 million of additional reserves recorded for the nine months ended September 30, 2001.

•	The remaining improvement is due to improvement in the current year commission ratio. The 2002 commission ratio was 24.5% for the first three quarters of 2002 as compared to 27.3% as of September 30, 2001. The 2.8 point decrease in the ratio, applied to earned premiums of $870.2 million, results in a $24.4 million increase to segment results.

     Converium North America Premiums

      Converium North America’s gross premiums written for the nine months ended September 30, 2002 were $935.7 million as compared to $828.8 million for the nine months ended September 30, 2001, representing an increase of $106.9 million, or 12.9%. The increase in gross premiums written was due to both new business and increased shares on renewed programs. Further detail by line of business is contained below.

      Converium North America’s net premiums written for the nine months ended September 30, 2002 were $912.5 as compared to $682.3 million for the nine months ended September 30, 2001, representing an increase of $230.2 million, or 33.7%. The 2001 Aggregate Excess of Loss treaty and a retrocessional quota share treaty had $67.5 million and $21.0 million of ceded premium, respectively, in the first nine months of 2001. These treaties were non-renewed for 2002, so this accounts for $88.5 million of the net premiums written increase. Additionally, Converium North America recorded $24.3 million of retrocessional premiums in the third quarter of 2001 for the cost of the stop loss protection received from ZFS as part of Converium’s initial public offering. The remaining $117.4 million of net premium growth was driven by specialty lines, including Professional Liability ($50 million), Accident & Health ($37 million) and Structured/ Finite ($36 million) business.

      Converium North America’s net premiums earned were $870.2 million for the nine months ended September 30, 2002 compared to $636.3 million for the nine months ended September 30, 2001, representing an increase of $233.9 million, or 36.8%, reflecting the increase in net premiums written.

Converium North America Net Investment Income and Net Realized Capital Gains

      Converium North America reported net investment income and net realized capital gains of $89.8 million in the nine months ended September 30, 2002 as compared to $73.8 million in the nine months ended September 30, 2001. Net investment income was $83.9 million for the nine months ended September 30, 2002 compared to $89.5 million for the nine months ended September 30, 2001, a decrease of $5.6 million. The decrease in net investment income is the result of an internal capital and investment income allocation among Converium segments subsequent to the IPO, which was implemented in 2002 and resulted in a reduction of net investment income in the amount of $13.7 million. The allocation was partially offset by improved performance on a high yield bond fund, which yielded income of $8.4 million and $0.6 million for the nine months ended September 30, 2002 and September 30, 2001, respectively.

      Net realized capital gains were $5.9 million in 2002 compared to net realized capital losses of $15.7 million in 2001, an increase of $21.6 million. This increase is primarily due to two factors:

•	During September 2002, approximately $1.3 billion of fixed income securities were sold at a net realized gain of $52.9 in anticipation of the transition to the passive fixed income and mortgage-backed managers. These gains were offset by net losses realized of approximately $32.7 million on the sale of substantially all publicly traded equity securities as well as the sale of WorldCom fixed income securities at a loss of $15.8 million in the second quarter of 2002.

•	During the first nine months of 2001, Converium North America recorded a $51.1 million provision for publicly traded equity securities that were impaired, while the provision for the nine months ended September 30, 2002 was $1.1 million. Net realized gains on fixed income sales of $37.5 million for the nine months ended September 30, 2001 partially offset the provision for impairments.

     Converium North America Other Income (Loss)

      Converium North America reported other income for the nine months ended September 30, 2002 of $5.1 million as compared to other loss of $21.0 million for the nine months ended September 30, 2001, representing an increase of $26.1 million. The increase was primarily due to $7.2 million of other income on the settlement of litigation with the Unicover Pool as well as the change in market value of our investments in private equity funds, which was flat in 2002 versus a decline of $11.0 million in 2001. We account for our investments in these funds based on our proportionate share of the partnerships’ results and report these results in other income.

     Converium North America Losses and Loss Adjustment Expenses

      Converium North America’s losses and loss adjustment expenses incurred for the nine months ended September 30, 2002 were $706.4 million as compared to $600.0 million in the nine months ended September 30, 2001, representing an increase of $106.4 million, or 17.7%. The loss ratio decreased 13.1 points to 81.2% as of September 30, 2002 from 94.3% in the first nine months of 2001.

      During the third quarter of 2002, Converium North America noted the continued emergence of increased loss experience related to prior years. As a result of actuarial work performed at Converium North America through the third quarter, management concluded that ultimate losses will most likely be higher in the range of possible outcomes than previously estimated.

      During the first nine months of 2002, Converium North America increased loss and loss adjustment reserves approximately $66.9 million, predominately in accident years 1997 – 2000. Approximately $17.0 million was recorded relating to professional liability product lines (nursing homes) with the remainder primarily in the automobile excess, medical excess and umbrella liability lines. The current year loss ratio component as of September 30, 2002, excluding the reserve increase, was 73.5% while the loss ratio related to the increase in prior years was 7.7%.

      Approximately $143.5 million of increased loss and loss adjustment reserves were recorded in the first nine months of 2001 relating to accident years 2000 and prior. Also in the first nine months of 2001, Converium North America incurred net losses of $58.2 million arising out of the September 11th terrorist attacks. These losses were offset by a retrocessional reinsurance recovery of $108.0 million pursuant to the 2001 Aggregate Excess of Loss Treaty. The current year loss ratio as of September 30, 2001, excluding the reserve increase, the September 11th terrorist attacks and the 2001 Aggregate Excess of Loss Treaty, was 71.9%.

     Converium North America Underwriting Acquisition Costs

      Converium North America’s underwriting acquisition costs for the nine months ended September 30, 2002 were $213.1 million compared to $173.9 million for the nine months ended September 30, 2001, representing an increase of $39.2 million, or 22.5%. The increase in commissions generally corresponded with the increase in earned premiums.

      Converium North America’s underwriting expense ratios were 24.5% at September 30, 2002 and 27.3% at September 30, 2001. The decrease in the underwriting expense ratio is partially attributable to cessions under the 2001 Aggregate Excess of Loss treaty and September 11th premium charges, which had no ceding commissions. Additionally, we have been writing business at lower commission rates due to current reinsurance market conditions. These lower rates are now impacting our results as the related premium is earned.

     Converium North America Operating and Administration Expenses

      Converium North America’s operating and administration expenses as of September 30, 2002 were $55.5 million compared to $53.6 million as of September 30, 2001, representing an increase of $1.9 million, or 3.5%. The administration expense ratio decreased to 6.1% at September 30, 2002 from 7.9% at September 30, 2001. The decrease in Converium North America’s administration expense ratio was attributable to the increase in net premiums written mentioned above.

     Converium North America Combined Ratios

      Converium North America’s combined ratio decreased to 111.8% for the nine months ended September 30, 2002 from 129.5% for the nine months ended September 30, 2001, mainly due to a decrease of 13.1 points in the loss ratio described above, as well as a 2.8 point reduction in the underwriting expense ratio and a 1.8 point reduction in the administration expense ratio also described above.

Year Ended December 31, 2001 Compared to Year Ended December 31, 2000

     Converium North America Segment (Loss) Income

      Converium North America reported a segment loss of $197.9 million in 2001 as compared to a segment loss of $28.7 million in 2000, a decrease of $169.2 million. This was primarily attributable to an increase in the estimate of net loss and loss adjustment expense reserves of $164.0 million related to prior accident years. We also incurred net loss and loss adjustment expense amounts of $58.2 million related to the September 11th terrorist attacks and $39.3 million related to the Enron reorganization. Additionally, we experienced in 2001 a reduction of $54.7 million in net investment income and net realized capital (losses) gains and a $17.2 million decrease in other (loss) income. These items were partially offset by $52.1 million benefit under an aggregate excess treaty covering the 2001 accident year pursuant to which we ceded the casualty losses in excess of a set loss ratio, or the 2001 Aggregate Excess of Loss Treaty. The components of segment results are described below.

     Converium North America Premiums

      Converium North America’s gross premiums written for 2001 were $1,150.9 million compared to $1,295.5 million in 2000, representing a decrease of $144.6 million, or 11.2%. Reflecting our underwriting strategy in 2001, certain treaties whereby Converium North America assumed the risk and then retroceded material amounts to other reinsurers were not renewed and resulted in a decline of $281.1 million in gross premiums. This decline was partially offset by growth in our core portfolio business, predominantly in the specialty areas of accident & health, agribusiness and the Risk Strategies division.

      Converium North America’s net premiums written for 2001 were $898.4 million compared to $844.7 million in 2000, representing an increase of $53.7 million, or 6.4%. The increase in net premiums written reflects growth in the specialty areas of accident and health, agribusiness and the Risk Strategies division, partially offset by cessions of $98.7 million in premiums pursuant to the 2001 Aggregate Excess of Loss Treaty. The treaties that were assumed and then ceded, as mentioned above, did not have a significant effect on the net premiums written as the vast majority of these premiums were retroceded.

      Converium North America’s net premiums earned in 2001 were $882.4 million compared to $815.4 million in 2000, representing an increase of $67.0 million, or 8.2%. This growth reflects the increase in net premiums written in 2001.

     Converium North America Net Investment Income and Net Realized Capital (Losses) Gains

      Converium North America reported net investment income and net realized capital (losses) gains of $104.4 million in 2001 compared to $159.1 million in 2000, representing a decrease of $54.7 million, or 34.4%. Net realized capital losses were $10.8 million in 2001 compared to net realized capital gains of $48.5 million in 2000, a decrease of $59.3 million. This was due to the declining equity markets in the United States and includes a provision of $59.3 million for publicly-traded equity investments that were impaired. Net investment income was higher by $4.6 million in 2001, reflecting a higher invested asset base and a higher return on a high yield bond fund.

     Converium North America Other (Loss) Income

      Converium North America reported other loss in 2001 of $24.4 million compared to other loss of $7.2 million in 2000, representing an increased loss of $17.2 million. This increased loss was partially due to the change in the market value of our investments in private equity funds, which declined $13.8 million in 2001 as compared to $8.1 million in 2000, an increased loss of $5.7 million. We account for our investments in these funds based on our proportionate share of the partnerships’ results and report these results in other income. Also reflected in 2001 is $6.7 million of interest expense on funds held related to the 2001 Aggregate Excess of Loss Treaty which did not exist in 2000. The third major component of the increased loss is a write-down of $3.5 million in 2001 related to miscellaneous assets.
     Converium North America Losses and Loss Adjustment Expenses

      Converium North America’s losses and loss adjustment expenses incurred in 2001 were $837.2 million compared to $723.4 million in 2000, representing an increase of $113.8 million, or 15.7%. This is as compared to an increase in the earned premiums of 8.2%. The loss ratio increased 6.2 points to 94.9% in 2001 from 88.7% in 2000.

      During 2001, Converium North America increased loss and loss adjustment reserves by approximately $164.0 million relating to accident years 2000 and prior. The loss reserve increases mainly related to liability treaty business. See “Business — Loss and Loss Adjustment Expense Reserves — Adequacy of Reserves.” During the second half of 2001, Converium North America incurred net losses of $58.2 million arising out of the September 11th terrorist attacks and $39.3 million related to the Enron reorganization. The assumed losses were partially offset by cessions of $157.5 million pursuant to the 2001 Aggregate Excess of Loss Treaty.

     Converium North America Underwriting Acquisition Costs

      Converium North America’s underwriting acquisition costs in 2001 were $251.3 million compared to $207.5 million for 2000, representing an increase of $43.8 million, or 21.1%. This increase in commissions generally corresponded with the increase in net premiums earned of 8.2% after reflecting that the cessions pursuant to the 2001 Aggregate Excess of Loss Treaty had premiums of $98.7 million with no commission benefit. Converium North America’s underwriting expense ratios were 28.5% in 2001 and 25.5% in 2000. The increase in the commission ratio is driven by the premium cessions pursuant to the 2001 Aggregate Excess of Loss Treaty, which did not contain a ceding commission benefit to Converium North America. Without the 2001 Aggregate Excess of Loss Treaty, the commission ratio in 2001 would have been 25.6%, which is consistent with the percentage in 2000.

     Converium North America Operating and Administration Expenses

      Converium North America’s operating and administration expenses in 2001 were $71.8 million compared to $65.1 million in 2000, representing an increase of $6.7 million, or 10.3%. Approximately $3.0 million of this increase is due to personnel costs related to the transition to new compensation plans in connection with our becoming a stand-alone company, with the remainder representing increases in ongoing operating expenses. The administration expense ratio increased to 8.0% in 2001 from 7.7% in 2000.

     Converium North America Combined Ratios

      Converium North America’s combined ratio increased to 131.4% in 2001 from 121.9% in 2000, mainly due to an increase of 6.2 points in the loss ratio and 3.0 points in the underwriting expense ratio as described above.

Year Ended December 31, 2000 Compared to Year Ended December 31, 1999

     Converium North America Segment (Loss) Income

      Converium North America reported a segment loss of $28.7 million for 2000 compared to pre-tax income of $78.4 million for 1999, a decrease of $107.1 million. The reduction was primarily due to an increase in the combined ratio of 11.1 points, and a $12.9 million reduction in other income, partially offset by a $14.0 million increase in net investment income and net realized capital gains. The components of segment results are described below.

     Converium North America Premiums

      Converium North America’s gross premiums written in 2000 were $1,295.5 million compared to $934.8 million in 1999, representing an increase of $360.7 million, or 38.6%. Net premiums written in 2000 were $844.7 million compared to $677.3 million in 1999, representing an increase of $167.4 million, or 24.7%.

      Net premium written growth in 2000 was heavily driven by traditional treaty business. The treaty growth was primarily due to new lines of business, including agribusiness and accident and health, a large structured/finite motor treaty generating approximately $83.7 million of net premiums written and expanded treaty participations on in-force liability and property business.

      Converium North America’s net premiums earned in 2000 were $815.4 million compared to $628.7 million in 1999, representing an increase of $186.7 million, or 29.7%, reflecting the growth in net premiums written.

     Converium North America Net Investment Income and Net Realized Capital Gains

      Converium North America reported net investment income and net realized capital gains in 2000 of $159.1 million compared to $145.1 million in 1999, representing an increase of $14.0 million, or 9.6%. The increase in 2000 was due to an increase in net realized capital gains of $6.3 million, and an increase in net investment income of $7.7 million. Our comparative results were affected by our decision to take a relatively high amount of capital gains during a period of generally favorable prevailing market conditions during 1999 and early 2000, offset by generally higher yields in 2000 on invested assets and an increase in the cash and invested asset base.

     Converium North America Other Income (Loss)

      Converium North America reported a loss in 2000 of $7.2 million with respect to other income compared to other income of $5.7 million in 1999, representing a decline of $12.9 million. This decline was primarily due to the change in market value of our investments in private equity funds. We account for our investments in these funds based on our proportionate share of the partnerships’ results and report these results in other income.

     Converium North America Losses and Loss Adjustment Expenses

      Converium North America’s losses and loss adjustment expenses incurred in 2000 were $723.4 million compared to $470.4 million in 1999, representing an increase of $253.0 million, or 53.8%. The loss ratio increased 13.9 points to 88.7% in 2000 from 74.8% in 1999. The increase in losses and loss adjustment expenses was due to increased premium volume as well as approximately $81.0 million in adverse loss development.

      The adverse loss development was comprised of $43.7 million of higher than expected claims on two liability treaties, $22.9 million of unexpected claims from two companies that were declared insolvent, and $8.3 million of late reported claims from the 1999 European winter storms discussed below and $6.1 million from several other lines of business.

      The $43.7 million of higher than expected claims on the two liability treaties arose from two lines of business, professional liability and accidental contamination, where expected claims were significantly underestimated at the time the business was written and priced in the mid-to-late 1990s. The losses on these treaties were not reported to us until 2000 and were significantly different from historical experience. In both of the above cases, we undertook underwriting and claims audits during 2000 to further understand the nature of the losses and the subsequent reporting of them to us.

      The professional liability losses emerged from an excess and surplus lines treaty written in 1997 that was priced on the assumption that there would be a small volume of miscellaneous professional liability exposures. Our subsequent adverse development was caused by losses from the miscellaneous professional liability product line which included a concentration of losses from a single class (nursing homes) that was, in retrospect, significantly underpriced when written in 1997 and 1998. This class was not a target or identified class when the treaty was written. During 2000, reported losses started to develop significantly on the nursing home component of the treaty and at December 31, 2000, the reported loss on the nursing home business was approximately $27.5 million.

      The accidental contamination losses emerged in the excess of loss layers of a treaty that became effective in 1996. When originally analyzed this treaty was projected to have an 80% expected loss ratio. The actual frequency and severity of accidental contamination claims reported in 2000 was greater than expected and was significantly different from our historical experience.

      The adverse loss development described above added 9.9 points to the loss ratio. Absent the adverse loss development, the loss ratio grew approximately 4 points from 1999. This portion of the increase primarily reflects our expectation, based on recent claims experience, that the 2000 year liability business would develop at higher loss ratios than in 1999.

      Converium North America recorded property catastrophe net losses from the 1999 European winter storms Anatol, Lothar and Martin of $8.3 million in 2000 and $11.2 million in 1999. This resulted in an increase of 1.0 points in our 2000 combined ratio and of 1.8 points in our 1999 combined ratio.

     Converium North America Underwriting Acquisition Costs

      Converium North America’s underwriting acquisition costs in 2000 were $207.5 million compared to $169.0 million in 1999, representing an increase of $38.5 million, or 22.8%. This increase in commissions generally corresponded with the increase in premiums earned. Converium North America’s commission rates were 25.5% in 2000 and 26.9% in 1999. The decrease in the underwriting expense ratio was principally the result of a large structured/finite treaty in 2000 with approximately $62.8 million in earned premium which required us to pay no commission.

     Converium North America Operating and Administration Expenses

      Converium North America’s operating and administration expenses for 2000 were $65.1 million compared to $61.7 million in 1999, representing an increase of $3.4 million, or 5.5%. This increase primarily related to increased headcount and related overhead costs and increased information technology expenses. The administration expense ratio decreased to 7.7% in 2000 from 9.1% in 1999. The decrease in Converium North America’s administration expense ratio was primarily attributable to growth in premium volume.

     Converium North America Combined Ratios

      Converium North America’s combined ratio increased to 121.9% for 2000 from 110.8% for 1999, mainly due to an increase of 13.9 points in the loss ratio, offset slightly by decreases in the underwriting expense and administrative expense ratios as described above.

Converium Cologne

      The table below presents information regarding results of operations of our Converium Cologne segment for the three months ended September 30, 2002 and 2001, the nine months ended September 30, 2002 and 2001 and for the years ended December 31, 2001, 2000 and 1999.

	Three Months Ended		Nine Months Ended
	September 30,		September 30,		Year Ended December 31,

	2002	2001	2002	2001	2001	2000	1999

			($ in millions)
Revenues:
Gross premiums written	$35.7	$63.1	$262.3	$280.4	$299.9	$241.3	$277.8

Net premiums written	$38.0	$32.3	$252.6	$243.2	$257.8	$218.6	$238.6

Net premiums earned	$76.5	$65.7	$214.8	$226.9	$275.3	$224.2	$222.5
Net investment income and net realized capital (losses) gains	(3.1)	(0.3)	0.5	9.7	14.5	56.9	57.7
Other (loss) income	(10.0)	(1.7)	(13.0)	(0.4)	2.4	2.9	6.8

Total revenues	63.4	63.7	202.3	236.2	292.2	284.0	287.0

Benefits, losses and expenses:
Losses and loss adjustment expenses	(111.0)	(95.8)	(218.8)	(229.8)	(299.5)	(227.4)	(171.1)
Underwriting acquisition costs	(16.1)	(8.5)	(44.7)	(41.9)	(49.0)	(62.2)	(68.5)
Operating and administration expenses	(2.4)	(3.7)	(8.3)	(11.9)	(15.3)	(11.2)	(12.9)

Total losses and expenses	(129.5)	(108.0)	(271.8)	(283.6)	(363.8)	(300.8)	(252.5)

Segment (loss) income	$(66.1)	$(44.3)	$(69.5)	$(47.4)	$(71.6)	$(16.8)	$34.5

Ratios:
Loss ratio	145.1%	145.8%	101.9%	101.3%	108.8%	101.4%	76.9%
Underwriting expense ratio	21.0%	12.9%	20.8%	18.5%	17.8%	27.8%	30.8%
Administration expense ratio	6.3%	11.5%	3.3%	4.9%	5.9%	5.1%	5.4%
Combined ratio	172.4%	170.2%	126.0%	124.7%	132.5%	134.3%	113.1%

Three Months Ended September 30, 2002 Compared to Three Months Ended September 30, 2001

     Converium Cologne Segment Loss

      Converium Cologne reported a segment loss of $66.1 million for the three months ended September 30, 2002 compared to a segment loss of $44.3 million for the three months ended September 30, 2001. In the third quarter of 2002, Converium Cologne had approximately $38.9 million in losses caused by the European floods and $12.6 million in adverse loss development, primarily in run-off business. Additionally, the weak performance of the stock markets and the weakening of the U.S. Dollar against the Euro had an additional negative influence on our segment results. For the three months ended September 30, 2001, Converium Cologne had $9.0 million in losses related to the September 11th terrorist attacks.

      The components of Converium Cologne’s segment results are described below.

     Converium Cologne Premiums

      Converium Cologne’s gross premiums written were $35.7 million for the three months ended September 30, 2002 compared to $63.1 million for the three months ended September 30, 2001, representing a decrease of $27.4 million, or 43.4%. The cancellation of two major contracts drove this development. A contract with a multinational industrial group was written in third quarter 2001, adding $15.3 million of gross premiums written. This contract was cancelled in the first half of 2002. A second contract contributed $9.0 million of gross premiums written in the third quarter of 2001, which was also subsequently cancelled.

      Net premiums written were $38.0 million for the three months ended September 30, 2002 compared to $32.3 million for the three months ended September 30, 2001, which represents an increase of $5.7 million, or 17.6%.

      Net written premiums are primarily generated by the following regions:

•	Germany, with approximately $2.5 million of net written premiums for the three months ended September 30, 2002.

•	Europe (Rest) — including France and the United Kingdom with approximately $15.0 million of net written premiums for the three months ended September 30, 2002. This is mainly driven by premium income written in Scandinavia, Poland, the Czech Republic and Greece.

•	Near/ Middle East & North Africa with approximately $12.3 million of net premiums written for the three months ended September 30, 2002. These markets experienced relatively high premiums written due to the fact that a number of contracts in Near/ Middle East have a July renewal period and are written equally throughout the year.

      Net premiums earned were $76.5 million for the three months ended September 30, 2002 compared to $65.7 million for the three months ended September 30, 2001, representing an increase of $10.8 million, or 16.4%, in line with the increase in net premiums written.

     Converium Cologne Net Investment Income and Net Realized Capital Losses

      Converium Cologne’s net investment income and net realized capital losses for the three months ended September 30, 2002 were $3.1 million compared to $0.3 million for the three months ended September 30, 2001, representing a decrease of $2.8 million.

      The decrease was due to the extremely poor performance of the stock markets in the third quarter of 2002, which led to impairments on our equity portfolio in the amount of $6.2 million. Additionally, we had net realized capital losses of $3.6 million. Net investment income was $6.6 million in 2002 compared to $5.2 million in the third quarter of 2001. Interest on an internal capital allocation contributed additional investment income of $2.0 million in 2002.

     Converium Cologne Other Loss

      Converium Cologne had other loss of $10.0 million for the three months ended September 30, 2002 compared to other loss of $1.7 million for the three months ended September 30, 2001, representing an increase of $8.3 million.

      Other loss in 2002 was significantly influenced by $6.1 million in foreign currency transaction losses on our investment portfolio caused by the weakening of the U.S. Dollar against the Euro.

     Converium Cologne Losses and Loss Adjustment Expenses

      Converium Cologne’s losses and loss adjustment expenses were $111.0 million for the three months ended September 30, 2002 compared to $95.8 million for the three months ended September 30, 2001, representing an increase of $15.2 million, or 15.9%.

      The losses and loss adjustment expenses for third quarter 2002 were primarily driven by losses resulting from the European floods in the amount of $38.9 million and a $12.6 million reserve strengthening, of which $4.2 million related to two cancelled cedents and $8.4 million related to our run-off markets.

      The loss ratio, as a percentage of net premiums earned, was 145.1% for the three months ended September 30, 2002 compared to 145.8% for the three months ended September 30, 2001, representing a decrease of 0.7 points.

     Converium Cologne Underwriting Acquisition Costs

      Converium Cologne’s underwriting acquisition costs were $16.1 million for the three months ended September 30, 2002 compared to $8.5 million for the three months ended September 30, 2001, representing an increase of $7.6 million, or 89.4%. The increase was mainly driven by a credit in profit participations in the amount of $6.5 million in the third quarter of 2001, thereby lowering underwriting acquisition costs.

      Converium Cologne’s underwriting expense ratio, as a percentage of net premiums earned, was 21.0% for the three months ended September 30, 2002 compared to 12.9% for the three months ended September 30, 2001. The 2001 ratio reflects the credit mentioned above.

     Converium Cologne Operating and Administration Expenses

      Converium Cologne’s other operating and administration expenses for the three months ended September 30, 2002 were $2.4 million compared to $3.7 million for the three months ended September 30, 2001, representing a decrease of $1.3 million, or 35.1%. The decrease was driven by a new cost allocation system between the life and the non-life segments of Converium Germany.

      The administration expense ratio, as a percentage of net premiums written, was 6.3% for the three months ended September 30, 2002 compared to 11.5% for the three months ended September 30, 2001, reflecting the allocation described above.

     Converium Cologne Combined Ratios

      Converium Cologne’s combined ratio for the three months ended September 30, 2002 was 172.4% compared to a combined ratio of 170.2% for the three months ended September 30, 2001. The difference of 2.2 points is due to the administration expense ratio being 5.2 points lower, the underwriting expense ratio being 8.1 points higher and the loss ratio being 0.7 points lower than for the three months ended September 30, 2001.

Nine Months Ended September 30, 2002 Compared to Nine Months Ended September 30, 2001

     Converium Cologne Segment Loss

      Converium Cologne reported a segment loss of $69.5 million for the nine months ended September 30, 2002 compared to a segment loss of $47.4 million for the nine months ended September 30, 2001. For the nine months ended September 30, 2002, Converium Cologne had losses of $38.9 million related to the European floods and approximately $31.1 million of adverse loss development, primarily in the run-off markets. Additionally, the weak performance of the stock markets had a negative effect on our segment results. For the nine months ended September 30, 2001, Converium Cologne had $9.0 million in losses related to the September 11th terrorist attacks. The components of Converium Cologne’s segment results are described below.

Converium Cologne Premiums

      Converium Cologne’s gross premiums written were $262.3 million for the nine months ended September 30, 2002 compared to $280.4 million for the nine months ended September 30, 2001, representing a decrease of $18.1 million, or 6.5%. The decrease in gross premiums written was primarily caused by the termination of several fronting deals.

      Net premiums written were $252.6 million for nine months ended September 30, 2002 compared to $243.2 million for the nine months ended September 30, 2001, representing an increase of $9.4 million, or 3.9%. This development is in line with our expectations. Converium Cologne is now more focused on the overall profitability of the business, which has led to the non-renewal of poorly performing contracts.

      The premium development split by region is shown below:

•	Germany had $91.0 million of net premiums written for the nine months ended September 30, 2002 compared to $85.4 million for the nine months ended September 30, 2001, representing an increase of $5.6 million, or 6.6%.

•	Europe (Rest) — including France and United Kingdom had $99.2 million of net premiums written for the nine months ended September 30, 2002 compared to $109.1 million for the nine months ended September 30, 2001, representing a decrease of $9.9 million, or 9.1%. The main cause of this negative premium development is the transfer of the UK, Ireland and Switzerland portfolios to Converium Zurich, which contributed $28.8 million to net premiums written in 2001. This was partially offset by an improved penetration of the markets in Turkey, Greece, Cyprus and Malta where we increased our premiums from $2.1 million in 2001 to $11.8 million in 2002. These markets were transferred to Converium Cologne from Converium Zurich as of January 1, 2002. Net premiums written in Northern Europe increased by $7.1 million or 24.1% to $36.6 million mainly due to rate increases in property cat business, and premium volume in Central & Eastern Europe decreased by $11.9 million or 19.9% due to the cancellation of some motor quota share contracts mainly in Eastern Europe.

•	Near/Middle East & North Africa had $61.7 million of net premiums written for the nine months ended September 30, 2002 compared to $45.8 million for the nine months ended September 30, 2001, representing an increase of $15.9 million, or 34.7%. Despite the fact that we cancelled some poorly performing contracts in the Middle East, we were able to increase our overall premium volume in these regions. The January and July 2002 renewals produced new business and increased shares, which had a positive impact on the written premium of 2002.

•	Others — including Far East/ Pacific Rim, Latin and North America — had $0.7 million of net premiums written for the nine months ended September 30, 2002 compared to $2.9 million for the nine months ended September 30, 2001. This decrease is primarily generated by the cancellation of non-performing health contracts in the United States.

      Net premiums earned were $214.8 million for the nine months ended September 30, 2002 compared to $226.9 million for the nine months ended September 30, 2001, representing a decrease of $12.1 million, or 5.4%. This decrease was mainly driven by the high amount of earned premium in the first half of 2001 from premiums written in underwriting year 2000, of which some of those contracts were not renewed.

     Converium Cologne Net Investment Income and Net Realized Capital Losses

      Converium Cologne’s net investment income and net realized capital losses for the nine months ended September 30, 2002 were $0.5 million compared to $9.7 million for the nine months ended September 30, 2001, representing a decrease of $9.2 million, or 94.8%.

      The decrease was due to the poor performance of the capital markets, which led to lower than expected net investment income of $23.1 million and to impairments on our equity portfolio in the amount of $15.9 million. Additionally, we had net realized capital losses of $6.7 million, consisting of $3.3 million realized capital gains in fixed maturities and $10.0 million of realized capital losses in equity securities. Interest on the internal capital allocation in 2002 contributed an additional $6.1 million to net investment income.

     Converium Cologne Other Loss

      Converium Cologne had other loss of $13.0 million for the nine months ended September 30, 2002 compared to other loss of $0.4 million for the nine months ended September 30, 2001.

      Other loss was significantly impacted by $8.4 million in foreign currency transaction losses on our investment portfolio caused by the weakening of the U.S. Dollar against the Euro. In addition, the change in other loss was driven by other expenses and interest expense on third party reinsurance deposits.

     Converium Cologne Losses and Loss Adjustment Expenses

      Converium Cologne had losses and loss adjustment expenses of $218.8 million for the nine months ended September 30, 2002 compared to $229.8 million for the nine months ended September 30, 2001, representing a decrease of $11.0 million, or 4.8%.

      This development reflects losses resulting from the European floods in the amount of $38.9 million as well as a $31.1 million reserve strengthening for certain cedents with extended reporting lags. Reserve strengthening of $5.7 million was related to the cancellation of two cedent relationships and an additional $25.4 million was related to our run-off markets. Excluding the impact of these events, current year loss development improved significantly. The 2001 results include losses of $9.0 million from the September 11th terrorist attacks, as well as a couple of other large losses, including BAYER Lipobay.

      The loss ratio, as percentage of net premiums earned, was 101.9% for the nine months ended September 30, 2002 compared to 101.3% for the nine months ended September 30, 2001, representing an increase of 0.6 points. The current loss ratio excluding the European flood losses and the adverse development from prior years would have been 69.3%.

     Converium Cologne Underwriting Acquisition Costs

      Converium Cologne’s underwriting acquisition costs were $44.7 million for the nine months ended September 30, 2002 compared to $41.9 million for the nine months ended September 30, 2001, representing an increase of $2.8 million, or 6.7%. The increase in our underwriting acquisition costs is linked to the growth in the net premiums written, and reflects the increase of proportional business written in the Middle East, where the commission rates are generally higher than in European markets.

      Converium Cologne’s underwriting expense ratio, as a percentage of net premiums earned, was 20.8% for the nine months ended September 30, 2002 compared to 18.5% for the nine months ended September 30, 2001. The underwriting acquisition costs in 2002 and in 2001 were influenced by a profit participation credit.

     Converium Cologne Operating and Administration Expenses

      Converium Cologne’s other operating and administration expenses for the nine months ended September 30, 2002 were $8.3 million compared to $11.9 million for the nine months ended September 30, 2001, representing a decrease of $3.6 million. The decrease was driven by a new cost allocation system between the life and non-life segments of Converium Germany.

      The administration expense ratio, as a percentage of net premiums written, was 3.3% for the nine months ended September 30, 2002 compared to 4.9% for the nine months ended September 30, 2001.

     Converium Cologne Combined Ratios

      Converium Cologne’s combined ratio for the nine months ended September 30, 2002 was 126.0% compared to a combined ratio of 124.7% for the nine months ended September 30, 2001. The difference of 1.3 points is due to the administration expense ratio being 1.6 points lower, the underwriting expense ratio being 2.3 points higher and the loss ratio being 0.6 points higher than for the nine months ended September 30, 2001.

Year Ended December 31, 2001 Compared to Year Ended December 31, 2000

     Converium Cologne Segment (Loss) Income

      Converium Cologne reported a segment loss of $71.6 million in 2001 compared to a segment loss of $16.8 million in 2000, representing an increase of $54.8 million. In 2001, Converium Cologne recognized $9.0 million in net losses arising from the September 11th terrorist attacks, $32.6 million from other large losses and $41.3 million in net adverse loss reserve development. In addition, Converium Cologne had a significant decrease of $42.4 million in net investment income and net realized capital losses. The components of Converium Cologne’s segment results are described below.

     Converium Cologne Premiums

      Converium Cologne’s gross premiums written in 2001 were $299.9 million compared to $241.3 million in 2000, representing an increase of $58.6 million, or 24.3%. Net premiums written in 2001 were $257.8 million compared to $218.6 million in 2000, representing an increase of $39.2 million, or 17.9%.

      The largest growth regions based on net premiums written were:

•	Germany, where net premiums written increased $46.3 million, or 88.5%, to $98.6 million in 2001 from $52.3 million in 2000. This growth was primarily generated by two new proportional contracts that contributed an additional $19.8 million in premiums and an increase in our business with our industrial clients of $19.1 million.

•	Near/Middle East & North Africa, where net premiums written increased $11.4 million, or 21.8%, to $63.6 million in 2001 from $52.2 million in 2000. The increase is due to the acquisition of two new accident and health contracts in 2001 with $13.6 million in premiums partially offset by the non-renewal of some poorly performing contracts.

•	Rest of Europe, where net premiums written increased $6.8 million, or 7.7%, to $94.8 million in 2001 from $88.0 million in 2000. This increase is mainly a result of our growing facultative business and intensified profitable client relationships in Central and Eastern Europe.

•	The above increases were offset by a decrease of $25.4 million, generated by the cancellation of non-performing contracts in U.S. accident and health business.

      Net premiums earned in 2001 were $275.3 million compared to $224.2 million in 2000, representing an increase of $51.1 million, or 22.8%.

     Converium Cologne Net Investment Income and Net Realized Capital (Losses) Gains

      Converium Cologne’s net investment income and net realized capital (losses) gains in 2001 were $14.5 million compared to $56.9 million in 2000, representing a decrease of $42.4 million, or 74.5%. The decrease was due to a $0.9 million decrease in net investment income and a $41.5 million decrease in net realized capital (losses) gains. The decrease in net investment income reflects lower yields for Converium Cologne’s predominantly euro-denominated investments. Net realized capital losses at Converium Cologne were $10.1 million in 2001 compared to net realized capital gains of $31.4 million in 2000, representing a decrease of $41.5 million. The decrease is primarily due to $23.0 million in impairment losses on our equity portfolio as a result of the continuing deterioration in global stock markets.

     Converium Cologne Other Income

      Converium Cologne reported other income of $2.4 million in 2001 compared to $2.9 million in 2000. This primarily reflects interest on third party reinsurance deposits.

     Converium Cologne Losses and Loss Adjustment Expenses

      Converium Cologne’s losses and loss adjustment expenses in 2001 were $299.5 million compared to $227.4 million in 2000, representing an increase of $72.1 million, or 31.7%. This increase reflects the growth in net premiums earned in addition to the following:

•	$9.0 million in losses from the September 11th terrorist attacks

•	$32.6 million in certain large loss events, including BAYER Lipobay in the amount of $26.8 million, a chemical factory explosion in Toulouse in the amount of $3.1 million, and the explosion and sinking of the oil platform Petrobas resulting in $2.7 million in losses

•	$41.3 million in adverse loss development and reserve strengthening. Cedents reported significantly worse than originally expected losses in the European and Middle East motor lines in the fourth quarter of 2001 relating to prior years, which resulted in our increasing the related reserves by $20.0 million. Additional reserves were set up in the Middle East for energy and property business of $9.8 million. We also had adverse loss development related to asbestos and environmental exposure in the United States of $11.5 million. Based on the reserve strengthening in this business our survival ratio, calculated by paid losses of the last 3 years divided by reserves, increased to 13.8 years in 2001 compared to a ratio of 13.1 years in 2000

      These losses were partially offset by the 2001 non-renewal of certain under-performing treaties in the Middle East and Eastern Europe. The loss ratio increased 7.4 points to 108.8% in 2001 from 101.4% in 2000, reflecting the factors noted above.

     Converium Cologne Underwriting Acquisition Costs

      Converium Cologne’s underwriting acquisition costs in 2001 were $49.0 million compared to $62.2 million in 2000, representing a decrease of $13.2 million, or 21.2%. The decrease was primarily due to:

•	the decision not to renew several proportional contracts with high ceding commissions in the Middle East and Eastern Europe

•	the decision not to renew U.S. accident and health business which had a higher commission ratio compared to the remaining business

•	a profit participation for a single large contract in 2000 of $2.7 million

•	generally lower commission rates due to conditions hardening in the reinsurance market

      Converium Cologne’s underwriting expense ratio was 17.8% in 2001 compared to 27.8% in 2000, representing an improvement of 10.0 points.

     Converium Cologne Operating and Administration Expenses

      Converium Cologne’s other operating and administration expenses in 2001 were $15.3 million compared to $11.2 million in 2000, representing an increase of $4.1 million, or 36.6%. The administration expense ratio increased to 5.9% in 2001 from 5.1% in 2000. This increase was due to increased headcount, increased information technology costs to support our growth and higher legal and consulting fees.

     Converium Cologne Combined Ratios

      Converium Cologne’s combined ratio decreased 1.8 points to 132.5% in 2001 from 134.3% in 2000, reflecting the increase of 7.4 points in our loss ratio, a decrease of 10.0 points in our underwriting expense ratio and an increase of 0.8 points in our administration expense ratio, all as described above.

Year Ended December 31, 2000 Compared to Year Ended December 31, 1999

     Converium Cologne Segment Income (Loss)

      Converium Cologne reported a segment loss of $16.8 million for 2000 compared to segment income of $34.5 million for 1999, primarily due to a $56.3 million, or 32.9% increase in losses and loss adjustment expenses. The components of Converium Cologne’s segment results are described below.

     Converium Cologne Premiums

      Converium Cologne’s gross premiums written in 2000 were $241.3 million compared to $277.8 million in 1999, representing a decrease of $36.5 million, or 13.1%. Net premiums written in 2000 were $218.6 million compared with $238.6 million in 1999, representing a decrease of $20.0 million, or 8.4%. The decrease was primarily due to the transfer of underwriting responsibility to Converium Zurich for all business written in the United Kingdom and Ireland, representing $16.7 million of net premiums written in 2000, and the devaluation of most European currencies against the U.S. dollar. In addition, we experienced a decrease in gross premiums written in Germany as a result of transitions from proportional to non-proportional business. This was partially offset by growth of approximately $13.0 million in Central and Eastern Europe, and of approximately $6.0 million in the Middle East region.

      Net premiums earned in 2000 were $224.2 million compared to $222.5 million in 1999, representing an increase of $1.7 million, or 0.8%.

     Converium Cologne Net Investment Income and Net Realized Capital Gains

      Converium Cologne’s net investment income and net realized capital gains in 2000 were $56.9 million compared to $57.7 million in 1999, representing a decrease of $0.8 million, or 1.4%. The decrease was due primarily to a $2.0 million reduction in net investment income, offset by a $1.2 million increase in net realized capital gains. The net realized capital gains resulted mainly from the equity portfolio and reflect the conditions in the global equity markets. As a result of the general downturn in global stock markets in the second half of 2000, most of Converium Cologne’s capital gains were generated in the first half of 2000. The decrease in net investment income reflects lower cash flow in 2000 and the lower yields from Converium Cologne’s predominantly euro-denominated investments.

     Converium Cologne Other Income

      Converium Cologne reported other income $2.9 million for 2000 compared to $6.8 million in 1999, representing a decrease of $3.9 million, or 57.4%. The decrease is primarily due to lower interest on third party reinsurance deposits.

     Converium Cologne Losses and Loss Adjustment Expenses

      Converium Cologne’s losses and loss adjustment expenses in 2000 were $227.4 million compared to $171.1 million in 1999, representing an increase of $56.3 million, or 32.9%. The loss ratio increased 24.5 points to 101.4% in 2000 from 76.9% in 1999.

      The increase in losses and loss adjustment expenses was primarily due to increased premium volume, several losses on 2000 property, marine and motor business, as well as approximately $25.4 million of adverse loss development.

      The adverse loss development was comprised principally of $6.1 million from increased frequency of claims from several Middle East energy treaties, $4.5 million because of an unexpected loss on a block of

U.S. health business in run-off, and $3.2 million of late reported claims from the 1999 European Winter storms discussed below.

      Converium Cologne recorded property catastrophe net losses in 2000 from the 1999 European winter storms Anatol, Lothar and Martin of $3.2 million in 2000 and $4.3 million in 1999. This added 1.4 points to the 2000 loss ratio and 1.9 points to the 1999 loss ratio.

     Converium Cologne Underwriting Acquisition Costs

      Converium Cologne’s underwriting acquisition costs in 2000 were $62.2 million compared to $68.5 million in 1999, representing a decrease of $6.3 million, or 9.2%. The decrease was consistent with the level of Converium Cologne’s earned premiums and reflects lower commission rates payable on property and motor business. Converium Cologne’s underwriting expense ratio was 27.8% in 2000 and 30.8% in 1999.

     Converium Cologne Operating and Administration Expenses

      Converium Cologne’s other operating and administration expenses in 2000 were $11.2 million compared to $12.9 million in 1999, representing a decrease of $1.7 million, or 13.2%. The decrease was mainly due to lower premium taxes and third-party administration expenses, partially offset by increased internal administration expenses. The administration expense ratio decreased to 5.1% in 2000 from 5.4% in 1999.

     Converium Cologne Combined Ratios

      Converium Cologne’s combined ratio increased 21.2 points to 134.3% in 2000 from 113.1% in 1999, primarily reflecting the increase of 24.5 points in the loss ratio as a result of the losses described above.

Converium Life

      The table below presents information regarding results of operations of our Converium Life segment for the three months ended September 30, 2002 and 2001, the nine months ended September 30, 2002 and 2001 and for the years ended December 31, 2001, 2000 and 1999.

	Three Months
	Ended		Nine Months Ended
	September 30,		September 30,		Year Ended December 31,

	2002	2001	2002	2001	2001	2000	1999

	($ in millions)
Revenues:
Gross premiums written	$34.0	$67.6	$135.1	$155.8	$164.8	$120.5	$93.4

Net premiums written	$24.0	$54.6	$118.6	$135.8	$141.4	$114.4	$84.8

Net premiums earned	$28.6	$38.5	$113.5	$104.4	$125.1	$106.0	$79.7
Net investment income and net realized capital gains	2.0	1.7	4.7	2.3	2.4	5.7	10.2
Other income	—	10.0	4.4	13.8	13.7	21.6	1.5

Total revenues	30.6	50.2	122.6	120.5	141.2	133.3	91.4

	Three Months
	Ended		Nine Months Ended
	September 30,		September 30,		Year Ended December 31,

	2002	2001	2002	2001	2001	2000	1999

	($ in millions)
Benefits, losses and expenses:
Benefits and losses	(29.6)	(52.5)	(100.4)	(121.7)	(137.4)	(84.5)	(82.5)
Underwriting acquisition costs	(10.2)	4.1	(22.9)	7.2	(5.7)	(34.5)	(6.7)
Operating and administration expenses	(3.5)	(1.3)	(7.1)	(3.3)	(5.2)	(4.0)	(3.0)

Total benefits, losses and expenses	(43.3)	(49.7)	(130.4)	(117.8)	(148.3)	(123.0)	(92.2)

Segment (loss) income	$(12.7)	$0.5	$(7.8)	$2.7	$(7.1)	$10.3	$(0.8)

Ratios:
Underwriting expense ratio	35.7%	(10.6)%	20.2%	(6.9)%	4.5%	32.5%	8.4%
Administration expense ratio	14.6%	2.4%	6.0%	2.4%	3.7%	3.5%	3.5%

Three Months Ended September 30, 2002 Compared to Three Months Ended September 30, 2001

     Converium Life Segment (Loss) Income

      Converium Life reported a segment loss of $12.7 million for the three months ended September 30, 2002 compared to a segment income of $0.5 million for the three months ended September 30, 2001. The components of the segment results are described below.

     Converium Life Premiums

      Gross premiums written by our Converium Life operations for the three months ended September 30, 2002 were $34.0 million compared to $67.6 million for the three months ended September 30, 2001, representing a decrease of $33.6 million, or 49.7%. Net premiums written for the three months ended September 30, 2002 were $24.0 million compared to $54.6 million for the three months ended September 30, 2001, representing a decrease of 30.6 million, or 56.0%.

      This strong premium decline is mainly driven by the following reasons:

      The representative office in Buenos Aires showed a significant decrease in premium income due to the weak economic situation in South America as well as changes in governmental regulations concerning the pension system in Argentina. Net premiums written for three months ended September 30, 2002 were $0.2 million compared to $19.1 million for the three months ended September 30, 2001, a reduction of $18.9 million.

      Our branch offices in Milan and Paris had reduced premium income of $4.1 million and $3.4 million, respectively, and our U.S. individual business, which mainly consists of retro-pools, showed net premiums written of $5.6 million in the third quarter of 2002 compared to $8.9 million in 2001, a decrease of $3.3 million.

      Net premiums earned were $28.6 million for the three months ended September 30, 2002 compared to $38.5 million for the three months ended September 30, 2001, representing a decrease of $9.9 million, or 26.0%. Compared to net written premiums, the decrease of the net premiums earned is less mainly due to the fact that only 25% of the 2001 written premium income of $19.1 million of our representative office in Buenos Aires was earned in the third quarter of 2001.

     Converium Life Net Investment Income and Net Realized Capital Gains

      Converium Life’s net investment income and net realized capital gains for the three months ended September 30, 2002 were $2.0 million compared to $1.7 million for the three months ended September 30, 2001, representing an increase of $0.3 million.

      Since the end of 2001, Converium Life has set its portfolio strategy on fixed maturities. Interest on the internal investment allocation among Converium segments, contributed $0.7 million to net investment income. The invested assets of Converium Life do not contain any equity securities and none of our fixed maturities were impaired as of September 30, 2002.

     Converium Life Other Income

      Converium Life’s other income was $0.1 million for the three months ended September 30, 2002 compared to $10.0 million for the three months ended September 30, 2001, representing a decrease of $9.9 million. In the third quarter of 2001, the final settlement of a single contract with a Scottish primary insurance company led to a one time effect of $8.7 million income.

     Converium Life Benefits and Losses

      Converium Life’s benefits were $29.6 million for the three months ended September 30, 2002 compared to $52.5 million for the three months ended September 30, 2001, representing a decrease of $23.0 million, or 43.6%.

      The decline in life benefits is directly related to a decrease in underlying business offset by large losses, including an additional reserve strengthening of $4.0 million for variable annuities. This business is closely linked to the development of the stock markets, which performed very weakly during the third quarter of 2002. In addition, based upon new information from our clients, the reserves for two German financing contracts had to be increased by another $3.1 million, and the U.S. group life business had two large losses amounting to $3.4 million. In 2001, Converium Life had two single large losses. The first was the September 11 terrorist attacks with a loss of $2.0 million and the final settlement of a single contract with a Scottish primary insurance company with a $15.3 million loss.

     Converium Life Underwriting Acquisition Costs

      Converium Life’s underwriting acquisition costs were $10.2 million for the three months ended September 30, 2002 compared to a gain of $4.1 million for the three months ended September 30, 2001.

      The large increase in underwriting acquisition costs is mainly related to the amortization of deferred acquisition costs in the U.S. individual business in the third quarter of 2002 of $4.1 million. In 2001, we had extraordinary income from a commutation of a large contract ($3.3 million) and a refunding of commissions from our strategic retrocessions ($7.3 million).

      Converium Life’s underwriting expense ratio, as a percentage of net premiums earned, was 35.7% for the three months ended September 30, 2002 compared to (10.6%) for the three months ended September 30, 2001.

     Converium Life Operating and Administration Expenses

      Converium Life’s other operating and administration expenses were $3.5 for the three months ended September 30, 2002 compared to $1.3 million for the three months ended September 30, 2001, representing an increase of $2.2 million. This increase is mainly related to a newly defined cost allocation process between the Converium Cologne and Converium Life segments including the allocation of global costs to Converium Life.

      The administration expense ratio, as a percentage of net premiums written, is 14.6% for the three months ended September 30, 2002 compared to 2.4% for the three months ended September 30, 2001. The increase is directly related to the decrease in premiums written and the higher allocated cost volume from the Converium Cologne non-life segment.

Nine Months Ended September 30, 2002 Compared to Nine Months Ended September 30, 2001

     Converium Life Segment (Loss) Income

      Converium Life reported a segment loss of $7.8 million for the nine months ended September 30, 2002 compared to a segment income of $2.7 million for the nine months ended September 30, 2001, a decline of $10.5 million. The components of the segment results are described below.

     Converium Life Premiums

      Gross premiums written by our Converium Life operations for the nine months ended September 30, 2002 were $135.1 million compared to $155.8 million for the nine months ended September 30, 2001, representing a decrease of $20.7 million, or 13.3%. Net premiums written for the nine months ended September 30, 2002 were $118.6 million compared to $135.8 million for the nine months ended September 30, 2001, representing a decline of $17.2 million, or 12.7%.

      This reduction in premium is mainly driven by the strong decline of business written in Latin America, with only $4.8 million net premiums written for the nine months ended September 30, 2002, compared to $30.8 million net premium written for the nine months ended September 30, 2001, with $25.8 million of the 2001 amount generated in Argentina. Due to the weak economic situation in South America and to a change in governmental regulation concerning the pension system in Argentina, premium income for our Argentine business was strongly reduced and was renewed on a limited basis. Converium Life increased its business in Central America by increasing shares with already existing clients and writing new business, primarily in El Salvador. However, this did not offset the large decrease in Argentina.

      Both branch offices in Paris and Milan contributed strongly to the premium income of Converium Life. The branch office in Milan, with $16.1 million net written premium for the nine months ended September 30, 2002, increased its premium income compared to the nine months ended September 30, 2001 of $13.7 million.

      The branch office in Paris had $12.6 million net written premium for the nine months ended September 30, 2002, approximately doubling its premium income compared to the nine months ended September 30, 2001. Stronger relations with existing partners and the acquisition of business with new partners led to higher premium income, mainly on a quota share basis.

      The remaining European markets contributed an additional premium income of approximately $9.0 million for the nine months ended September 30, 2002. This is mainly driven by one contract with one of our major clients, adding $8.6 million in premiums.

      Others — including Far East/ Pacific Rim and North America with a total of $54.7 million net premiums written for the nine months ended September 30, 2002 showed a strong increase of premium income compared to 2001 of $46.5 million. The positive development within this area was mainly driven by a new large contract with a cedent located in Taiwan. This contributed to the increase of written premium by $9.1 million. In addition, business with existing customer relations in North America was extended.

      This was offset by our home market Germany with $15.6 million net premiums written for the nine months ended September 30, 2002, a decrease of $23.4 million compared to 2001 due to reduced shares with one of our main cedents.

      Net premiums earned were $113.5 million for the nine months ended September 30, 2002 compared to $104.4 million for the nine months ended September 30, 2001, representing an increase of $9.1 million, or 8.7%. The increase is mainly driven by the fact that a high amount of premium written in the 3rd quarter of 2001 by our representative office in Buenos Aires was only about 25% earned in 2001.

Converium Life Net Investment Income and Net Realized Capital Gains

      Converium Life’s net investment income and net realized capital gains for the nine months ended September 30, 2002 were $4.7 million compared to $2.3 million for the nine months ended September 30, 2001, representing an increase of $2.4 million, or 104.3%.

      The investment income and net realized capital gains were mainly driven by the investment income on our rapidly growing investments. Interest on the internal investment allocation among Converium segments contributed $2.1 million to the 2002 investment income. Our realized capital gains amounted to $1.0 million. The invested assets of Converium Life do not contain any equity securities and none of our fixed maturities were impaired as of September 30, 2002.

Converium Life Other Income

      Converium Life’s other income was $4.4 million for the nine months ended September 30, 2002 compared to $13.8 million for the nine months ended September 30, 2001, representing a decrease of $9.4 million, or 68.1%.

      Other income mainly resulted from interest on third party reinsurance deposits, which amounted to $5.6 million for the nine months ended September 30, 2002. This was partly offset by foreign currency transaction losses of $1.2 million.

      In 2001, the final settlement of a single contract with a Scottish primary insurance company led to a one time effect of $8.7 million income.

Converium Life Benefits and Losses

      Converium Life’s benefits were $100.4 million for the nine months ended September 30, 2002 compared to $121.7 million for the nine months ended September 30, 2001, representing a decrease of $21.3 million, or 17.5%.

      In 2002, additional reserves for variable annuities business of $4.0 million were set up. This business is closely linked to the development of the stock market, which performed very weakly this year. In addition, based upon new information from our clients, the reserves for two German financing contracts had to be increased by another $4.5 million and the U.S. group life business was hit by two large losses amounting to $5.1 million.

      In 2001, life benefits were mainly influenced by the final settlement of a single contract of $15.3 million with a Scottish primary insurer and by the September 11 terrorist attacks with losses incurred of $2.0 million.

Converium Life Underwriting Acquisition Costs

      Converium Life’s underwriting acquisition costs were $22.9 million for the nine months ended September 30, 2002 compared to a gain of $7.2 million for the nine months ended September 30, 2001, representing an increase of $30.2 million. The development is related to relatively high expenses in the U.S. individual business. In addition, Converium Life had some extraordinary items last year with the commutation of a large contract and a refunding of commissions from our strategic retrocessions.

      Converium Life’s underwriting expense ratio, as a percentage of net premiums earned, was 20.2% for the nine months ended September 30, 2002 and (6.9%) for the nine months ended September 30, 2001.

Converium Life Operating and Administration Expenses

      Converium Life’s other operating and administration expenses were $7.1 for the nine months ended September 30, 2002, compared to $3.3 million for the nine months ended September 30, 2001, representing an increase of $3.8 million, or 115.2%. This increase is mainly related to a newly defined cost allocation process between the Converium Cologne and Converium Life segments including the allocation of global costs to Converium Life.

      The administration expense ratio, as a percentage of net premiums written, is 6.0% for the nine months ended September 30, 2002 compared to 2.4% for the nine months ended September 30, 2001. The increase is directly related to the decrease in premiums written and the higher allocated cost volume from the Converium Cologne non-life segment.

Year Ended December 31, 2001 Compared to Year Ended December 31, 2000

Converium Life Segment (Loss) Income

      Our Converium Life operations reported a loss of $7.1 million in 2001 compared to income of $10.3 million in 2000, representing a decrease of $17.4 million primarily due to increased benefits and losses, decreased other income and decreased net investment income and net realized capital gains. These items were partially offset by increased net premiums earned and decreased underwriting acquisition costs. The components of segment income are described below.

Converium Life Premiums

      Gross premiums written by our Converium Life operations in 2001 were $164.8 million compared to $120.5 million in 2000, representing an increase of $44.3 million, or 36.8%. Net premiums written in 2001 were $141.4 million compared to $114.4 million in 2000, representing an increase of $27.0 million, or 23.6%.

      This growth was consistent with our strategy to expand our Converium Life operations, and principally related to broadened marketing activities and extended customer relationships in most of our significant life reinsurance markets. These markets include Germany, Italy, France, South America and the United States. In addition, the opening of branches and representative offices in Paris, Milan and Buenos Aires supported this growth. Also, growth in our Converium Life risk premium business and modified co-insurance business from the Italian and German markets contributed to the growth of the life portfolio.

      Net premiums earned by our Converium Life operations in 2001 were $125.1 million compared to $106.0 million in 2000, representing an increase of $19.1 million, or 18.0%.

Converium Life Net Investment Income and Net Realized Capital Gains

      Net investment income and net realized capital gains in 2001 were $2.4 million compared to $5.7 million in 2000, representing a decrease of $3.3 million, or 57.9%. This decrease reflects reduced invested assets primarily resulting from a number of modified co-insurance contracts which we wrote in 2001 and which required the payment of substantial commissions at the time these contracts were written. Additionally, our net investment income was influenced by lower investment yields in 2001.

      Due to a heavy emphasis on bonds in our life segment in 2001, we did not generate a capital gain or loss for 2001. Our net realized capital gains in 2000 were $3.6 million.

Converium Life Other Income

      Our Converium Life operations reported other income in 2001 of $13.7 million compared to $21.6 million in 2000, representing a decrease of $7.9 million, or 36.6%. Other income mainly results from interest on third party reinsurance deposits. In 2000, we received interest on deposits withheld of approximately $9.0 million as part of the final settlement of a major contract with World Wide Winsor, United Kingdom.

Converium Life Benefits and Losses

      Converium Life benefits and losses in 2001 were $137.4 million compared to $84.5 million in 2000, representing an increase of $52.9 million, or 62.6%. This development is primarily related to the premium growth. Additionally, $12.1 million of reserves for variable annuities business were recorded in 2001. This business is closely linked to the performance of the global stock markets which performed poorly during 2001. Another $12.0 million of losses were incurred arising out of the September 11th terrorist attacks.

Converium Life Underwriting Acquisition Costs

      Underwriting acquisition costs of our Converium Life operations in 2001 were $5.7 million compared to $34.5 million in 2000. The decrease in underwriting acquisition costs of $28.8 million was partly due to the refinement of our estimation process, which allowed us to calculate commissions more exactly. Additionally, a securitization contract was placed to fund the payment of substantial commissions of modified co-insurance contracts which contributed an income of $7.3 million in 2001. Finally, a reinsurance contract was commuted, generating reduced commission expense of $3.3 million in 2001.

Converium Life Operating and Administration Expenses

      Our Converium Life operating and administration expenses in 2001 were $5.2 million compared to $4.0 million in 2000, representing an increase of $1.2 million. The administration expense ratio reported by Converium Life was 3.7% in 2001, compared to 3.5% in 2000. This increase was a result of increased headcount, increased information technology costs to support our growth and higher legal and consulting fees.

Year Ended December 31, 2000 Compared to Year Ended December 31, 1999

Converium Life Segment Income (Loss)

      Our Converium Life operations reported income of $10.3 million in 2000 compared to a loss of $0.8 million in 1999. The improvement in 2000 primarily related to increased interest on third party deposits and the settlement of a major contract. The components of segment income are described below.

Converium Life Premiums

      Gross premiums written by our Converium Life operations in 2000 were $120.5 million compared to $93.4 million in 1999, representing an increase of $27.1 million, or 29.0%. Net premiums written in 2000 were $114.4 million compared to $84.8 million in 1999, representing an increase of $29.6 million, or 34.9%. This growth was consistent with our strategy to expand our Converium Life operations, and principally related to broadened marketing activities, and extended customer relationships in most of our significant life reinsurance markets. These markets include Germany, Italy, France, South America and the United States. In addition, the opening of branch and representative offices in Paris and Milan supported this positive development. Moreover, growth in our Converium Life risk premium business and modified co-insurance business from Italian and German life insurance companies contributed to the positive development of the life portfolio. The growth of our Converium Life operations was partially offset by the devaluation of most European currencies against the U.S. dollar. On a constant exchange rate basis, Converium Life’s net premiums written increased by 56.0% in 2000 compared to 1999.

      Net premiums earned by our Converium Life operations in 2000 were $106.0 million compared to $79.7 million in 1999, representing an increase of $26.3 million, or 33.0%. This was consistent with growth in net premiums written.

Converium Life Net Investment Income and Net Realized Capital Gains

      Net investment income and net realized capital gains in 2000 were $5.7 million compared with $10.2 million in 1999, representing a decrease of $4.5 million, or 44.1%. This decrease principally reflects reduced invested assets primarily resulting from a number of modified co-insurance contracts which we wrote in the first quarter of 2000 and which required the payment of substantial commissions at the time these contracts were written. Our modified co-insurance business, which we are seeking to grow, generally requires the payment of relatively high commissions when the business is first written. To mitigate the resulting strain on our cash flow from our growing modified co-insurance business, we have entered into a strategic retrocession agreement that took effect in July 2001.

Converium Life Other Income

      Our Converium Life operations reported other income in 2000 of $21.6 million compared to $1.5 million in 1999, representing an increase of $20.1 million. The increase was primarily due to interest income received as part of the final settlement of a major contract with World Wide Winsor, United Kingdom, where we received interest on deposits withheld of approximately $9.0 million that we previously did not anticipate. Interest on reinsurance deposits grew correspondingly with the expansion of the underlying business.

Converium Life Benefits and Losses

      Converium Life benefits and losses in 2000 were $84.5 million compared to $82.5 million in 1999, representing an increase of $2.0 million, or 2.4%. Due to the change in business mix experienced in 2000, a greater proportion of our treaties did not require substantial initial reserves, although reserves for the related contracts will increase over the life of the treaty.

Converium Life Underwriting Acquisition Costs

      Underwriting acquisition costs of our Converium Life operations in 2000 were $34.5 million compared to $6.7 million in 1999, representing an increase of $27.8 million, or 414.9%. This increase was primarily due to the increased proportion of short-duration contracts in our portfolio, together with the relatively high commissions reported by our modified co-insurance business. The underwriting expense ratio was 32.5% in 2000 compared to 8.4% in 1999, which also reflected the relatively high level of commissions recorded in connection with our modified co-insurance business and the significant growth of this business in 2000.

      We write our modified co-insurance business on a proportional basis. Because we assume a portion of the initial acquisition costs paid by life insurers to agents and brokers we have relatively high initial acquisition costs. As of July 2001, we have entered into a strategic retrocession agreement that we expect will partially offset these effects in the future.

Converium Life Operating and Administration Expenses

      Our Converium Life operating and administration expenses in 2000 were $4.0 million compared to $3.0 million for 1999, representing an increase of $1.0 million. Increased operating and administration expenses in 2000 included additional costs for new marketing initiatives, a new medical underwriting department and expanded actuarial support at our offices in Cologne. Furthermore, start-up costs for our branch and representative offices in Paris and Milan also contributed to our increased operating and administration expenses in 2000. The administration expense ratio reported by Converium Life was 3.5% in 2000 and 1999.

Recent Developments

      In November 2002, Converium AG entered into an agreement to purchase 25% of the shares in Global Aerospace Underwriters Managers Limited, or GAUM, a leading managing agent for aviation and aerospace risks. Under the agreement, which is subject to various regulatory approvals, total consideration by Converium AG will be less than $45 million. Converium AG also agreed to become a member of the pools managed by GAUM with a 25% share. Currently, Converium indirectly reinsures approximately 9% of the pools managed by GAUM.

Liquidity and Capital Resources

      We operate a treasury function responsible for managing our banking relationships, capital raising activities including equity and debt issues, our overall cash, cash pooling and liquidity positions and the payment of internal and external dividends. Individual subsidiaries are responsible for managing local cash and liquidity positions, including the repayment of debt.

Liquidity Requirements

      Our principal cash requirements are for the payment of dividends to shareholders, servicing debt, investment in businesses, capital expenditures, servicing retrocessional arrangements and for paying reinsurance and insurance claims, which could periodically include significant cash requirements related to catastrophic events.

      Interest on debt and short-term borrowings was $24.2 million in 2001, $17.1 million in 2000 and $17.5 million in 1999. We did not issue any debt in any of the three years ended December 31, 2001. We had no scheduled debt repayments in 2001, 2000 or 1999. The carrying value of our outstanding debt remained relatively constant at $197.0 million at December 31, 2001, $196.9 at December 31, 2000 and $196.8 million at December 31, 1999.

  Liquidity Sources

      Our principal liquidity sources consist of premiums, fees, investment income, proceeds from the sale and maturity of investment securities and borrowings. Our business units pay reinsurance and insurance claims and benefits and operating expenses predominantly from their own cash resources. Most of our debt is funded by our businesses from their own cash resources. We have generated combined net cash inflows from operating activities over the last three years. However, our cash flows were adversely affected in 2001 by the events of September 11th. We expect that a significant portion of the cash outflows relating to these events will occur over a period of two to five years, mainly because of the time involved to determine with accuracy the losses of the primary insurance companies and reporting these losses to reinsurers. Accordingly, our cash flow and investment income will be impacted gradually over the next five years.

      Our financial statements reflect investment income recorded pursuant to the Zurich Financing Agreement, which was used to manage the cash flows of Converium Zurich before we formed an independent legal entity to hold this business. On January 1, 2001, the Zurich Financing Agreement was amended to provide an interest return similar to that now provided by the Funds Withheld Asset. The Zurich Financing Agreement was subsequently cancelled, effective July 1, 2001, in conjunction with the establishment of the Funds Withheld Asset.

      We do not expect the Funds Withheld Asset to have a material impact on our liquidity, as we will not be required to access our own liquidity sources for claims under the Quota Share Retrocession Agreement. We are, however, entitled to receive cash advances with respect to the Funds Withheld Asset under certain circumstances, which we expect will help meet significant cash requirements, such as those after a catastrophic event.

      In particular, we are entitled to borrow cash from ZIC if we have eligible losses from a single event or series of related events not relating to the business covered by the Quota Share Retrocession Agreement and exceeding $25 million. The amount we may borrow as a result of any one event or series of related events is limited to the lesser of $90 million, or our actual losses from the event. We are entitled to request multiple advances. However, we may not borrow more than the Funds Withheld Asset balance and the aggregate amount of outstanding advances at any one time is limited to the following amounts during the periods named:

Period	Amount

($ in millions)
October 1, 2002 to December 31, 2002	$150.0
January 1, 2003 to March 31, 2003.	135.0
April 1, 2003 to June 30, 2003.	120.0
July 1, 2003 to September 30, 2003.	105.0

      We may not request advances beyond September 30, 2003 unless we agree otherwise with ZIC.

      Interest on these advances would accrue at a variable annual rate equal to prevailing LIBOR plus 0.50%, and would be payable monthly. We would be required to repay any advance at the latest on the first anniversary of its receipt.

      Finally, under the Quota Share Retrocession Agreement ZIC and ZIB have the right to prepay to us, in whole or in part, the balance of the Funds Withheld Asset.

  Dividends from Subsidiaries

      As a holding company, Converium relies in large part on cash dividends and other permitted payments from its subsidiaries to make principal and interest payments on debt, to pay other outstanding obligations and to pay dividends to shareholders. Converium is subject to legal restrictions on the amount of dividends it may pay to its shareholders. Similarly, the company laws of countries in which our entities operate may restrict the amount of dividends payable by such entities to their parent companies. In addition, the ability of our entities to pay dividends may be restricted or influenced by minimum capital and solvency requirements imposed by regulators in the countries in which the entities operate. We do not consider current legal and regulatory dividend constraints to be a material limitation on the ability of our subsidiaries to pay dividends to us.

      In Switzerland, insurance supervisory regulations applicable to our Swiss operating company required entities to fund their statutory reserves at a minimum level of 20% of net profits until the statutory reserve fund reaches an amount equal to 50% of the initial guarantee fund. For regulations applicable to Converium Holding AG, see “Regulation.”

      In the United States, restrictions on payment of dividends are imposed by the insurance laws and regulations of the state of domicile. For Converium Reinsurance (North America) Inc., unless the Connecticut Insurance Commissioner has granted prior approval, dividends are payable only from earned surplus and are limited annually to the greater of 10% of the previous year’s policyholders surplus or 100% of the previous year’s statutory net income. In addition, Converium Reinsurance (North America) Inc. may not, for a period of two years from the date of any change in control, make any dividend to its shareholders without the prior approval of the Connecticut Insurance Commissioner.

      In Germany, the minimum amount of statutory capital required is 10% of the par value of the common stock. If the 10% criterion is met, dividends in an amount equal to 100% of current year surplus can be paid. If the 10% criterion is not met, dividends are limited to a maximum of 95% of current year surplus less the prior year loss carryover. The maximum dividend payable by Converium AG to Converium Holding AG without regulatory approval amounted to approximately $256.0 million, net of withholding tax, as of December 31, 2001. The maximum dividend that Converium Holding AG is able to pay in 2002, before withholding tax, is approximately $273.0 million as of December 31, 2001.

  Debt Outstanding

      As of September 30, 2002, we had total debt outstanding with a principal amount of $200.0 million and a carrying amount of $197.0 million.

      As a result of the Formation Transaction, Converium North America assumed $200.0 million principal amount of non-convertible, unsecured, unsubordinated senior notes originally issued during October 1993. These notes mature on October 15, 2023 and bear interest at the rate of 7.125%.

      In addition, irrevocable letters of credit in the face amount of $277.5 million were outstanding as of December 31, 2001. We employ these letters of credit principally to secure certain assumed reinsurance contracts. We have provided guarantees or commitments of $150.0 million to external parties which require us to, under certain circumstances, make capital contributions or provide equity financing. We know of no event that would require us to satisfy these guarantees.

  Capital Requirements

      Prior to the completion of the Formation Transactions, we relied on the capital and liquidity of Zurich Financial Services to support the capital adequacy and liquidity requirements of our business, particularly that of Converium Zurich, which operated as a division of Zurich Insurance Company. In connection with the Formation Transactions, Zurich Financial Services and its subsidiaries transferred cash and other assets and liabilities to us, as a result of which we had, as of October 1, 2001, total shareholders’ equity of approximately $1.65 billion.

      As of December 31, 2001, we had total shareholders’ equity of $1.57 billion, compared to $1.09 billion as of December 31, 2000. The increase in 2001 is due to additional capital received in conjunction with the Formation Transactions. Shareholders’ equity declined from the $1.65 billion that we reported immediately after the Formation Transactions. This decrease is comprised of a net loss of $59 million, a loss of $29 million in our currency translation account, and a decrease in equity of $10 million for a pension adjustment, offset by an increase in unrealized gains on investments of $18 million. The $1.65 billion of equity included $51 million of income from the effect of certain of the Formation Transactions that occurred on October 1, 2001. Accordingly, our net loss for the period October 2, 2001 to December 31, 2001 was $59 million.

      As of September 30, 2002, we had total shareholders’ equity of $1,659.5 million compared to $1,570.8 million as of December 31, 2001, an increase of $88.7 million, or 5.6%. This increase is mainly comprised of a gain of $134.7 million in our currency translation account due to the weakening of the U.S. dollar against the European currencies, offset by unrealized losses on investments of $80.9 million. This decline reflects unrealized losses on equity securities due to weaker capital market conditions in 2002, offset by unrealized gains on fixed income securities due to lower interest rates in 2002.

      We believe that our capital, liquidity, and borrowing ability is sufficient to support our business and meet our present liquidity requirements.

Consolidated Cash Flows

      The following table shows our cash flows for the nine months ended September 30, 2002 and 2001 and for the years ended December 31, 2001, 2000 and 1999.

	Nine Months
	Ended September 30,		Year Ended December 31,

	2002	2001	2001	2000	1999

	($ in millions)
Cash flow data:
Cash provided by (used in) operating activities	$612.3	$396.7	$311.5	$(33.2)	$243.9
Net cash used in investing activities	(20.5)	(183.9)	(627.3)	(130.7)	(555.3)
Net cash (used in) provided by financing activities	(10.1)	(182.8)	627.8	233.4	(18.7)
Effect of exchange rate changes on cash and cash equivalents	19.2	(14.2)	(13.4)	(15.7)	112.1

Change in cash and cash equivalents	600.9	15.8	298.6	53.8	(218.0)
Cash and cash equivalents, beginning of period	420.5	121.9	121.9	68.1	286.1

Cash and cash equivalents, end of period	$1,021.4	$137.7	$420.5	$121.9	$68.1

Nine Months Ended September 30, 2002 Compared to Nine Months Ended September 30, 2001

      We held cash and cash equivalents of $1,021.4 million as of September 30, 2002 compared to $420.5 million as of December 31, 2001, representing an increase of $600.9 million. This increase was due to an unusual amount of cash and cash equivalents held at Converium North America, resulting from the transition of its fixed income portfolio. This cash was subsequently reinvested in October 2002.

      Our cash flows from operating activities result principally from premiums, collections on losses recoverable and investment income, net of paid losses, acquisition costs and underwriting expenses. Our cash provided by operating activities was $612.3 million for the nine months ended September 30, 2002 compared to $396.7 million for the nine months ended September 30, 2001, an increase of $215.6 million, or 54.3%. This increase was driven by improved operating performance over 2001.

      Cash used in investing activities in 2002 represents the net investment of our cash from 2002 operations and the investment of cash transferred to us in late 2001 as a result of capital contributions by Zurich Financial Services. The 2002 net investing total has been reduced due to significant sales in September 2002 resulting from the transition of the Converium North America fixed income portfolio. Corresponding purchases were subsequently made in October 2002. Cash used in financing activities in 2001 mainly resulted from decreases in the amount payable to Zurich Financial Services.

Years Ended December 31, 2001, 2000 and 1999

      We held cash and cash equivalents of $420.5 million as of December 31, 2001 compared to $121.9 million as of December 31, 2000, representing an increase of $298.6 million, or 245.0%. This increase was due to capital contributions received prior to the initial public offering, which remained in cash as of December 31, 2001.

      Our cash flows from operating activities result principally from premiums, collections on losses recoverable and investment income, net of paid losses, acquisition costs and underwriting expenses.

      We have generated cumulative net cash inflows from operating activities over the last three years. During 2001, 2000 and 1999, our net cash flows from operating activities comprised of positive cash flow of $311.5 million in 2001, negative cash flow of $33.2 million in 2000 and positive cash flow of $243.9 million in 1999. The $344.7 million increase in operating cash flows in 2001 was mainly due to increases in premium receipts that we invested to support our growing loss reserves. The $277.1 million decrease in operating cash flows in 2000 was mainly due to lower recoveries of ceded losses.

      Our total cash used in investing activities was $627.3 million in 2001, $130.7 million in 2000, and $555.3 million in 1999. Almost all of these net cash outflows resulted from investing in our investment portfolio, mainly fixed income and equity securities. In 2001, we began to invest a portion of the capital contributions we received from Zurich Financial Services. Cash used in investing activities was lower in 2000, as we had a smaller amount of operating cash flows to invest.

      Our net cash flows from financing activities included positive cash flow of $627.8 million in 2001, positive cash flow of $233.4 million in 2000, and negative cash flow of $18.7 million in 1999. The 2001 cash flows from financing activities were primarily driven by the capital contributions we received from Zurich Financial Services. In 2000 and 1999, our cash flows from financing activities were dependent upon changes in the amounts due to or from Zurich Financial Services, particularly under the Zurich Financing Agreement.

      As a reinsurer, our future cash flows are inherently difficult to predict. This uncertainty is particularly pronounced with respect to some coverage we provide, such as long-tail lines, where claims information emerges over a relatively long period of time, and property catastrophe coverage, which generally produces losses of low frequency but high severity. Accordingly, it is not possible to predict our future cash flows from operating activities with precision. As a consequence, our cash flows from operating activities may fluctuate, perhaps significantly, from quarter to quarter and from year to year.

New Accounting Standards

      The Financial Accounting Standards Board (“FASB”) has issued the following new standards, which we will be required to adopt in the future:

  SFAS 142, “Goodwill and Other Intangible Assets”

      In June 2001, the FASB issued SFAS No. 142, “Goodwill and Other Intangible Assets.” This standard prohibits the amortization of goodwill and intangible assets that have indefinite useful lives, and requires impairment testing of goodwill annually or if any event occurs which would indicate an impairment of goodwill. It also prescribes that goodwill should be tested for impairment under a fair value method different than that previously required under SFAS No. 121, “Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of.”

      Converium adopted SFAS No. 142 on January 1, 2002. Except for the reduction of amortization of goodwill, adoption of SFAS No. 142 did not impact our financial condition or results of operations. Amortization of goodwill was $2.0 million and $6.2 million for the three and nine months ended September 30, 2001, respectively.

      SFAS No. 142 requires that goodwill be tested annually for impairment using a two-step process. The first step is to identify a potential impairment and, in transition, this step must be measured as of the beginning of the fiscal year. Converium has completed that first step of the goodwill impairment test during the first quarter of 2002. The second step of the goodwill impairment test measures the amount of the impairment loss (measured as of the beginning of the year of adoption), if any, and must be completed by the end of the fiscal year. Intangible assets deemed to have an indefinite life will be tested for impairment using a one-step process which compares the fair value to the carrying amount of the asset as of the beginning of the fiscal year, and pursuant to the requirements of SFAS No. 142, was completed during the first quarter of 2002. There were no impairment losses resulting from the transitional impairment tests.

  SFAS 143, “Accounting for Asset Retirement Obligations”

      In June 2001, the FASB issued SFAS No. 143, “Accounting for Asset Retirement Obligations,” which requires that obligations associated with the retirement of a tangible long-lived asset be recorded as a liability when those obligations are incurred, with the amount of the liability initially measured at fair value. This standard is effective for fiscal years beginning after June 15, 2002. Upon adoption, this standard will not have a material impact on the financial condition or results of operations of Converium Group.

  SFAS 144, “Accounting for the Impairment or Disposal of Long-Lived Assets”

      In August 2001, the FASB issued SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets,” which supersedes both SFAS No. 121, “Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of” and the accounting and reporting provisions of APB Opinion No. 30, “Reporting the Results of Operations — Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions,” for the disposal of a segment of a business (as previously defined in APB Opinion No. 30). SFAS No. 144 retains the fundamental provisions in SFAS No. 121 for recognizing and measuring impairment losses on long-lived assets held for use and long-lived assets to be disposed of by sale, while also resolving significant implementation issues associated with SFAS No. 121.

      Converium adopted SFAS No. 144 on January 1, 2002. The adoption of SFAS No. 144 did not have a material impact on our financial condition or results of operations because the impairment assessment under SFAS No. 144 is largely unchanged from SFAS. No. 121.

  SFAS 146, “Accounting for Costs Associated with Exit or Disposal Activities”

      In June 2002, the FASB issued SFAS No. 146, “Accounting for Costs Associated with Exit or Disposal Activities,” which addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies Emerging Issues Task Force (EITF) Issue No. 94-3, “Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring).” This standard is effective for exit or disposal activities that are initiated after December 31, 2002. Upon adoption, this standard will not have a material impact on the financial condition or results of operations of Converium Group.

Qualitative and Quantitative Disclosures About Market Risks

Overview

      As a provider of reinsurance solutions, effective risk management is fundamental to our ability to protect both the interests of our clients and shareholders. We have consequently established risk and investment management processes and procedures to actively manage our exposure to qualitative and quantitative market risks.

      Our risk and investment management procedures focus on ensuring that all of our global operating units consistently follow suitable, structured and controlled processes and procedures, with specific guidelines and limits tailored to the characteristics of each business. Prior to the Formation Transactions, we adopted risk management, investment, derivative security and related policies promulgated by Zurich Financial Services and reflecting its global operations across many lines of business. Following the Formation Transactions, we have been reviewing these policies and have adopted or will adopt revised policies reflecting our reinsurance focus. Until revised policies, if any, are formally approved by our Board of Directors, our existing guidelines, policies and procedures will remain in effect.

      We consider our market risk to consist primarily of our exposure to adverse market value changes in our assets, across both short and long-term periods. Our market risk includes multiple sources of market price fluctuations, including credit risks, prepayment risks, liquidity risks, sector risks and other risks. Short-term market risks relate primarily to our exposure to adverse market value changes in our assets and the potential inability to realize asset values on a timely basis.

      We principally manage our long-term market risks through a procedure we refer to as asset/liability management, or ALM, through which we seek to understand and manage the dynamic interactions between our assets and liabilities. We utilize and continually develop firm-wide ALM processes to manage our aggregate financial risks. The primary goals of our ALM procedures is to match, in terms of timing and currency, anticipated claims payments to our cedents with investment income generated by our investment assets. Because fixed income securities generally provide more stable investment income than equity securities, the preponderance of our investments is in fixed income instruments. Although our ALM techniques are based on theoretical and empirical models and can lead to incorrect assumptions, we believe that the careful use of these ALM techniques leads to a better understanding of the risks inherent in our assets and liabilities and is therefore an important element of our risk and investment management process. Our principal ALM techniques include cash flow analysis, scenario testing and stochastic modeling.

      As part of the ALM process, we focus on the following risks:

•	Interest rate risk. This risk occurs when the market value of our liabilities deviates from the market value of investments in response to a change in market interest rates, including changes in the slope or shape of the yield curve and changes in spreads due to credit risks and other factors.

•	Currency risk. This risk occurs when the investments supporting a liability are in a currency that does not match the currency of the liability, or in certain cases, where premiums are received in one currency and liabilities are paid in another. Generally, we seek to invest our assets so as to match the currency in which we expect the related liability to be paid.

•	Asset class mismatch risk. This risk occurs when assets are invested in securities whose valuations are affected by factors other than those that affect the liabilities which they support. These factors include liquidity, interest rate and equity risk. For example, common stock or real estate property have values that often move independently of interest rates. If these holdings are used to fund liabilities whose cash flows are primarily determined by movements in interest rates, then we have a risk that the valuations and cash flows of the assets differ from those of the liabilities they support.

•	Credit risk. We assume counterparty credit risk in many forms. A counterparty is any person or entity from which cash or other forms of consideration are expected to extinguish a liability to meet payment obligations when they become due. We generally seek to transact with counterparties with high credit ratings. We also have credit risk exposure in our fixed income portfolios. The average market weighted credit quality of our fixed income portfolio is within a range of Standard & Poor’s ratings of AA+ to AA-.

      Short-term market risks relate primarily to our exposure to adverse market value changes in our assets and the potential inability to realize asset values on a timely basis. We define portfolio management guidelines and develop benchmarks with appropriate risk parameters against which investment performance is measured. We are currently reviewing certain of these benchmarks.

      Our asset managers utilize a number of market risk management tools. These include:

•	interest rate sensitivity analysis for fixed income securities

•	setting and monitoring established limits on trading activity and asset allocation

•	marking-to-market equity positions, typically on a daily basis

•	marking-to-market fixed income positions, on at least a monthly basis

•	preparing and analyzing investment profit and loss statements and other analytical reports on a regular basis

      Additionally, our asset managers report positions, investment income, realized gains and losses, the results of credit quality evaluations of investment counterparties, trading strategies and the period’s acquisitions and dispositions to our business segments and ALM committees. We believe that these procedures, which focus on meaningful communication with our asset managers, are critical elements of the risk management process.

      To help manage our aggregate exposure to concentration and credit risks, our Corporate Risk Management department analyzes the concentration of our risk by entity, rating category and industry.

These concentrations and credit risks are reviewed on a quarterly basis by our Group Executive Committee.

Sensitivity Analyses for Invested Assets

      Approximately 95% of our investment securities are classified for accounting purposes as available-for-sale. These securities are carried at their fair market value as of the balance sheet date with movements in fair value recorded in other comprehensive income in shareholders’ equity. In contrast to these assets, certain liability reserves, particularly non-life reinsurance reserves, are not shown at fair market values as of the balance sheet date. Therefore, U.S. GAAP accounting practices typically result in more volatile assets than liabilities. This in turn may lead us to report more volatile shareholders’ equity on our balance sheet than we believe may economically be the case.

      The following risk analyses do not take into account that assets and liabilities are actively managed and that there are strategies in place to minimize the exposures to market fluctuations. These strategies include, among others, changes in asset allocation and the sale of investments. These analyses assume that the change in value of assets is temporary and that the liability reserves would not change.

      We have based our computations of prospective effects of hypothetical interest rate changes on numerous assumptions. Because these computations are based on assumptions, they should not be relied on as indicative of future results.

      Certain shortcomings are inherent in the method of analysis presented in the computation of the fair value of fixed rate instruments. Actual values may differ from those projections presented should market conditions vary from assumptions used in the calculation of the fair value of individual securities, including non-parallel shifts in the term structure of interest rates and changing individual issuer credit spreads.

     Interest Rate Risk

      Our investment assets are subject to interest rate risks. Our interest rate risk is concentrated in the United States and Europe and is highly sensitive to many factors, including governmental monetary policies, and domestic and international economic and political conditions. The estimated potential exposure of our net assets to a one percentage point increase of the yield curve would be an after-tax reduction in net assets of $73.5 million, which represents approximately 4.7% of our total shareholders’ equity as of December 31, 2001.

      As of December 31, 2001, all of our debt outstanding was at fixed interest rates. Thus, an increase in interest rates would currently have no effect on our annual interest expense or reported shareholders’ equity, as we account for debt at amortized cost, not fair value.

     Equity Market Risk

      We hold 14.3% of our invested assets in equity securities which are subject to equity market risk. Our equity market risk is concentrated in the United States and is highly sensitive to general economic conditions and stock market conditions. The estimated potential total exposure of our consolidated net assets to a 10% decline in all stock markets as of December 31, 2001, without taking into account any portfolio diversification effects, would be an after-tax reduction in net assets of $46.5 million, which represents approximately 3.0% of our total shareholders’ equity as of December 31, 2001.

      Our strategic asset allocation combines a large percentage of investments in high-quality bonds with investments in equity securities. This allocation seeks to generate strong positive returns with acceptable risks over the long term, while protecting against excessive risks in periods of severe market distress. During a severe stock market correction associated with a weak economy, recession or depression, losses in the fair market value of equity securities tend to be partially offset by gains on high-quality bonds arising from falling interest rates. We seek to match our investments with our underlying liabilities in the countries and territories in which we operate. Consequently, we strive to keep our equity portfolio diversified so as to provide a broad exposure across major sectors of individual stock markets. We restrict our maximum investment in any one equity security or equity sector by reference to local benchmarks and insurance regulations.

     Foreign Exchange Risk

      In the past we have experienced currency mismatches between assets and liabilities. Currently, our general practice is to invest in assets that match the currency in which we expect related liabilities to be paid. Shareholders’ equity held in local insurance units is primarily kept in local currencies to the extent that shareholders’ equity is required to satisfy regulatory and self-imposed capital requirements. This facilitates our efforts to ensure that capital held in local insurance units will be able to support the local insurance business irrespective of currency movements. However, this may result in adverse effects on our reported shareholders’ equity when expressed in U.S. dollars.

      The table below shows the approximate effect on shareholders’ equity of instantaneous adverse movements in currency exchange rates of 10% on our major currency exposures at December 31, 2001 against the U.S. dollar.

	Adverse exchange
	rate movement	Approximate decline
	against the	in shareholders’
	U.S. dollar	equity

Euro	10%	$7.0 million
Swiss franc	10%	$83.0 million

      As of December 31, 2001, we had an unrealized cumulative translation loss of $21.9 million, compared to a gain of $40.5 million at December 31, 2000. This change was mostly due to realigning our investment portfolio, including the Funds Withheld Asset, to better match the currencies of the assets held to the underlying reinsurance liabilities, in order to reduce our exposure to foreign currency movements.

      As of September 30, 2002, we had an unrealized cumulative translation gain of $112.8 million. This gain was mostly due to appreciation in excess of 10% of the Euro and Swiss franc relative to the U.S. dollar in 2002.

INDUSTRY OVERVIEW

General

      Reinsurance is an arrangement in which an insurance company, the reinsurer, agrees to assume from another insurance company, the ceding company, all or a portion of the insurance risks that the ceding company has underwritten under one or more insurance contracts. In return, the reinsurer receives a premium for the insured risks that it assumes from the ceding company. Reinsurance, however, does not discharge the ceding company from its liabilities to policyholders. Reinsurance can provide a ceding company with several benefits, including a reduction in net liability on individual risks, catastrophe protection from large or multiple losses and assistance in maintaining acceptable financial ratios. Reinsurance also provides a ceding company with additional underwriting capacity by permitting it to accept larger risks and write more business than would be possible without an accompanying increase in capital and surplus. Many reinsurance companies, including Converium, also provide consultative underwriting and risk management services.

      During the period between the time premiums are received by the reinsurer and the time that the reinsurer must pay claims and claim adjustment expenses, the reinsurer has an opportunity to invest the funds received as premiums, less expenses. This investment activity can make a significant contribution to a reinsurer’s profitability.

      Insurance companies ceded approximately $120 billion in premiums to reinsurance companies worldwide in 1998, the most recent year for which data is available.

Types of Reinsurance

Non-Life Reinsurance and Life Reinsurance

      Reinsurance is typically classified into two categories, non-life reinsurance and life reinsurance. We estimate that, in 2001, approximately 80% of total premiums ceded to reinsurance companies worldwide was for non-life reinsurance and approximately 20% was for life reinsurance.

      Non-life insurance and reinsurance comprise liability and property lines. Liability insurance protects an insured against financial loss arising out of loss or damage to persons other than the insured or property belonging to the third party. Property insurance protects an insured against financial loss arising out of the loss of property caused by an insured peril. Property reinsurance involves a high degree of volatility but claims are generally reported soon after the event giving rise to the claim and tend to be assessed and paid relatively expeditiously. Liability risks are more unpredictable because there tends to be a greater time lag between the occurrence, reporting and payment of claims, and because of the greater diversity of exposures, the challenges in capturing underwriting information, the increased significance of claims handling and the variation in contract terms. In addition, new legal developments may affect liability between the occurrence of the claim and settlement. Non-life reinsurance is generally written along the same lines of business as non-life insurance.

      Life reinsurance provides coverage to insurers for life products, including individual and group life, annuity and retirement-related products, disability and critical illness products. Reinsurance of these risks typically provides ceding companies with coverage against death claims, known as mortality risk, and claims relating to the incidence of illness, known as morbidity risk. Reinsurers can also provide coverage against investment-related risks in the case of certain interest-sensitive life and annuity products. Life insurers may also seek reinsurance as a means of financing a portion of the up-front costs of obtaining new business such as commissions and overhead expenses and the cost of setting up reserves for future policy benefits. A reinsurer can assume a portion of the ceding company’s risk portfolio and reimburse the ceding company for a portion of its cost of generating the business. Life reinsurance treaties generally reflect the terms and conditions of the underlying insurance policies that they cover.

      Life reinsurance is generally written on either a risk premium basis (also referred to in the U.S. reinsurance market as yearly renewable term) or an original terms basis (also called co-insurance). Under a risk premium reinsurance arrangement, the ceding company and the reinsurer negotiate a separate premium for the risk borne by the reinsurer, rather than ceding to the reinsurer a portion of the premiums the ceding company receives on the underlying policies. The premiums payable to the reinsurer under a risk premium arrangement may be reviewable. Under an original terms reinsurance arrangement, because the reinsurer receives a portion of the premiums paid to the ceding company on the policies, the reinsurance premiums will normally have the same premium arrangement as the original policies, which may extend over several years. In each case reinsurance would typically cover the mortality or morbidity risk related to the underlying policies although it may also cover investment risk. The reinsurer also assumes the risk that the policies may lapse prior to the end of their term. This is called lapse risk.

Proportional and Non-Proportional Reinsurance

      Both non-life reinsurance and life reinsurance can be written on either a proportional basis or a non-proportional basis. Proportional reinsurance is also known as pro rata reinsurance. Quota share reinsurance and surplus reinsurance are types of proportional reinsurance. Some non-proportional reinsurance takes the form of excess of loss reinsurance in which the reinsurer’s obligations are only triggered after covered losses exceed a specified attachment point. In the case of proportional reinsurance, the reinsurer assumes a predetermined portion of the ceding company’s risks under the covered insurance contract or contracts. In the case of non-proportional reinsurance, the reinsurer assumes all or a specified portion of the ceding company’s risks in excess of a specified amount, known as the ceding company’s retention or the reinsurer’s attachment point, subject to a negotiated reinsurance contract limit.

      Premiums that the ceding company pays to a reinsurer for proportional reinsurance are a predetermined portion of the premiums that the ceding company receives from its insured, consistent with the proportional sharing of risk. In addition, in proportional reinsurance, the reinsurer generally pays the ceding company a ceding commission. The ceding commission is usually based on the ceding company’s cost of generating the business being reinsured, which includes commissions, premium taxes, assessments and miscellaneous administrative expense and a profit participation for originating the business, the amount of which is based on the claims experience. The ceding commission may also be affected by competitive factors. Premiums that the ceding company pays to a reinsurer for non-proportional reinsurance are not directly proportional to the premiums that the ceding company receives. This is because the reinsurer does not assume a direct proportion of the ceding company’s risk. The frequency of claims under a proportional reinsurance contract is usually greater than under a non-proportional contract, and therefore the claims experience with proportional reinsurance contracts is generally more predictable.

      Non-proportional non-life reinsurance is often written in layers. One or a group of reinsurers accepts the risk just above the ceding company’s retention up to a specified amount, at which point another reinsurer or a group of reinsurers accepts the excess liability up to an additional specified limit or the excess liability reverts to the ceding company. The reinsurer taking on the risk just above the ceding company’s retention is typically said to write lower layer excess reinsurance. A claim that reaches just beyond the ceding company’s retention will create a claims payment for the lower layer reinsurer, but not for the reinsurers of any higher layers. Claims activity in lower layer reinsurance tends to be more predictable than that in higher layers due to greater frequency and availability of historical data, and therefore, like proportional reinsurance, better enables underwriters and actuaries to more accurately price the underlying risks. In a limited number of cases, reinsurance is also written on an aggregate stop-loss basis to protect the ceding company’s total portfolio from extraordinary losses resulting from the aggregation of individual risks.

Treaty and Facultative Reinsurance

      Both non-life insurance and life reinsurance can be written either through treaty or facultative reinsurance arrangements. In treaty reinsurance, the ceding company cedes, and the reinsurer assumes, a specified portion of a type or category of risks insured by the ceding company. Generally in the industry, treaty reinsurers do not separately evaluate each of the individual risks assumed under their treaties and are largely dependent on the original risk underwriting decisions made by the ceding company’s underwriters. This dependence subjects reinsurers to the possibility that the ceding company has not adequately evaluated the risks to be reinsured and, therefore, that the premiums ceded to the reinsurer may not adequately compensate the reinsurer for the risk assumed. Accordingly, the reinsurer’s evaluation of the ceding company’s risk management and underwriting practices, as well as claims settlement practices and procedures, will usually impact the pricing of the treaty.

      Generally, reinsurers who provide facultative reinsurance do so separately from their treaty operations. In facultative reinsurance, the ceding company cedes, and the reinsurer assumes, all or part of a specific risk or risks. Facultative reinsurance normally is purchased by ceding companies for risks not covered by their reinsurance treaties, for amounts in excess of the monetary limits of their reinsurance treaties and for unusual and complex risks. In addition, facultative risks often provide coverages for relatively severe exposures which results in greater volatility. The ability to evaluate separately each risk reinsured, however, increases the probability that the reinsurance underwriter can price the contract to reflect more accurately the risks involved. Because of the transactional nature of the business and the greater risks generally involved, margins on facultative business are usually higher than on treaty business. However, reinsurers who provide facultative coverage solely, or through distinct operations, experience relatively high underwriting expenses and, in particular, personnel costs, because each risk is individually underwritten and administered.

Structured/ Finite Reinsurance

      Non-traditional reinsurance involves structured reinsurance solutions tailored to meet individual client strategic and financial objectives. Both non-life reinsurance and life reinsurance can be written on a structured/finite basis. Often these reinsurance solutions provide reinsurance protection across a company’s entire insurance portfolio. For instance, a whole account aggregate stop loss, whether single year or multi-year in design, provides protection for a company from deterioration in their accident year results. Another common solution is a loss portfolio transfer, which can take many forms, and which is frequently used to assist companies in efficiently and effectively exiting lines of business or facilitating insurance entity sales transactions. With increasing frequency, non-traditional reinsurance has been utilized in various ways to assist companies in managing property catastrophe exposures and other loss exposures from single or multiple events which, in the aggregate, could be significant. Because of the constantly changing industry and regulatory framework, as well as the changing market demands facing insurance companies, the approaches utilized in structured/finite programs are constantly evolving and will continue to do so.

Direct vs. Broker Reinsurance

      Reinsurance can be written directly with ceding companies or through reinsurance brokers. From a ceding company’s perspective, both the direct market and the broker market have advantages and disadvantages. For example, direct reinsurance relationships generally lead to the sharing of technical expertise between the reinsurer and the ceding company and, especially in Europe and Japan, often lead to partnerships over many years regardless of market conditions. On the other hand, broker market coverages usually involve a number of participating reinsurers that have been assembled by a broker, each assuming a specified portion of the risk being reinsured. A ceding company may find it easier to arrange a broker market coverage in a difficult underwriting environment where risk capacity is constrained and reinsurers are seeking to limit their risk exposure.

Retrocession

      Reinsurers typically purchase reinsurance to cover their own risk exposure or to increase their capacity. Reinsurance of a reinsurer’s business is called retrocession. Reinsurance companies cede risks under retrocessional agreements to other reinsurers, known as retrocessionaires, for reasons similar to those that cause insurers to purchase reinsurance. These reasons include reducing liability on individual risks, protecting against catastrophic losses, stabilizing financial ratios and obtaining additional underwriting capacity.

Reinsurance Industry Conditions

General reinsurance industry trends

      The insurance and reinsurance industries historically have been cyclical, characterized by periods of price competition due to excessive underwriting capacity as well as periods when shortages of underwriting capacity have permitted favorable premium levels.

      Cyclical trends in the industry and the industry’s profitability can also be affected significantly by volatile and unpredictable developments, including natural and other disasters, such as hurricanes, windstorms, earthquakes, floods, fires and explosions and other catastrophic events, the frequency and severity of which are inherently unpredictable, changes in the propensity of courts to expand insurance coverage and grant large damage awards, fluctuations in interest rates and other changes in the economic environment that affect market prices of investments and income and returns on those investments and inflationary pressures.

      During the late 1990s, the insurance and reinsurance industries were characterized by excess capacity which resulted in highly competitive market conditions as evidenced by declining premium rates and lower profit margins. However, some market participants have implemented significant price increases in the insurance and reinsurance markets during the second half of 2000 and into the 2001 renewal season due to, among other things, several years of reduced profitability in the industry and the subsequent contraction of capacity. This has affected a wide range of lines of business and regions of the world, with a greater impact on some lines of business, such as property catastrophe, motor and workers’ compensation.

      The reinsurance industry is highly concentrated following an extended period of consolidation in recent years. We estimate that, based on 2000 net premiums written, the four largest reinsurers have a market share of approximately 49%, and the next ten largest non-life reinsurers currently have a market share of approximately 30%. Reinsurance companies have sought in recent years to expand their existing markets, obtain critical mass in new markets, including life reinsurance, and further diversify risk. At the same time, consolidation in the worldwide insurance industry has created a smaller group of large ceding companies that are retaining an increasing proportion of their business.

      We are aware of a number of initiatives by traditional as well as new capital market participants to produce alternative products that may compete with certain types of reinsurance, such as property catastrophe. Over time, these numerous initiatives could significantly affect supply, pricing and competition in our industry.

Impact of recent events on industry trends

      As a result of insured losses arising from the terrorist attacks on September 11, 2001, Enron-related losses, the poor performance of equity markets in 2001 and 2002, lower interest rates and reserve adjustments for prior years, we expect improved pricing and terms in the near term for both insurance and reinsurance products. This is expected to result from the large losses suffered by some market participants and the tightening of coverage conditions anticipated by many insurers and reinsurers. In addition, we expect demand for reinsurance to increase as primary insurers buy reinsurance to protect weakened capital positions, react to rating agency pressures and reflect revised estimates of the frequency and severity of insured events.

      At the same time, however, we expect both pricing and terms to remain more severe in the retrocessional reinsurance market. Accordingly, this may limit the availability of desired amounts of retrocessional reinsurance at acceptable pricing. Moreover, the September 11th terrorist attacks, threats of further terrorist attacks and the military initiatives and political unrest in the Middle East have adversely affected general economic, market and political conditions, increasing many of the risks of our business. Over time the rating agencies could re-examine the ratings affecting our industry generally, including us.

Non-life reinsurance trends

      Non-life premium rates declined through 1998 and 1999 from their previous peaks earlier in the 1990s, reflecting increased industry capacity as a result of favorable industry loss levels, strong investment returns, the re-emergence of Lloyd’s of London and the expansion of the Bermuda catastrophe reinsurers into other lines of business.

      We expect supply and demand in the reinsurance industry to favor improving prices and terms on a worldwide basis through 2002. In 2000 and the first six months of 2001, there was widespread evidence of improved market conditions throughout the U.S., international and Lloyd’s markets. According to publicly available industry information and our experience in the current market, the pricing environment is improving globally.

      In 2000 and 2001, the industry experienced a series of significant mass tort and products liability claims. In addition, we have observed a substantial increase of certain bodily injury claims awards developing in some U.S. courts. We believe these events may favorably impact personal lines pricing in the short term.

      During 1999, insured losses from natural catastrophes and man-made disasters amounted to approximately $31 billion, reflecting nine significant worldwide catastrophic events: the hail storms in Sydney, Australia, in April; the Oklahoma tornados in May; Hurricane Floyd in the Caribbean in September; Typhoon Bart which struck Japan in September; earthquakes in Turkey in August and in Taiwan in September; and the European windstorms Anatol, Lothar and Martin, in December. Seven of these events each resulted in over $1 billion of insured damages. In particular, the increased demand for catastrophe reinsurance following the French windstorms in 1999 indicated that many insurers were inadequately reinsured prior to the events in 1999.

      Although 2000 produced significantly fewer catastrophe events than 1999, market participants reported significant price increases in catastrophe reinsurance during 2000 and into the 2001 renewal season which we believe was due in large measure to the continuing effects of industry losses in 1999 and the subsequent contraction of capacity in the market. Prior to the September 11, 2001 terrorist attacks, the reinsurance industry had already experienced a number of large insured events, including tropical storm Alison in the Southeast United States in June, the sinking of the P-36 Petrobras Offshore Oil Platform in Brazil’s Campos Basin in March and the 6.1 magnitude earthquake in El Salvador in February.

      Our experience indicates that industry losses prior to 2000 together with prevailing declines in investment returns and the events of September 11th will contribute to the pressure for many reinsurers to generally increase non-life reinsurance pricing levels through at least 2002. Nevertheless, we expect premium rates will continue to be affected by the degree of capacity, returns on investment and the rates of incidence and severity of catastrophes.

      We believe that many regions worldwide remain underinsured with respect to non-life coverages and as a result expect demand for property catastrophe and other non-life reinsurance protection to continue to grow on a worldwide basis. Current catastrophe insurance levels in developing countries lag significantly behind the levels seen in Western economies. Furthermore, we expect the concentration and value of insured property to grow in high catastrophe-exposed regions, such as Southern California, Florida, Coastal Carolina and Texas, and to lead to additional demand for catastrophe coverage.

      In Europe, our experience and industry data indicate that the prices for motor reinsurance are currently subject to significant adjustments. We believe these price adjustments are resulting from, among other things, trends producing higher than expected courts awards for bodily injury claims in certain key European markets. For example, insurance rates in the United Kingdom for motor insurance and reinsurance rose in 1999 and 2000. Other European markets are experiencing price increases as well. However, motor pricing has historically been markedly cyclical.

      The workers’ compensation market was characterized during the mid-and late 1990s by relatively poor returns and intense competition. However, our experience and public industry data indicate that in 2000 and the first six months of 2001 prices improved in the workers’ compensation market as a result of factors including the insolvency of several large insurers in 1999 and 2000.

      The accident and health market has experienced major changes since the early 1990s. Prior to 1995, the industry generally experienced combined ratios of 80-90% in these lines, but since then reported industry averages have risen approximately 110%-115% as a result of price competition driven by excess capacity and increased utilization rates due to regulatory and political pressures to expand the level of covered benefits. The inflation of medical costs also outpaced premium increases due in part to the introduction of new technology. These conditions have resulted in withdrawal or marked reduction of many former reinsurance and insurance accident and health providers.

Life reinsurance industry trends

      Traditional life reinsurance business focuses mainly on providing financial support to insurers and providing rating expertise and risk assumption for mortality and morbidity risks. New business growth combined with more stringent solvency requirements established under the insurance regulatory regimes of several countries as well as increasing demand by life insurers for increased claims-paying ability ratings have led to an increase in demand for life reinsurance. At the same time, however, the emergence of larger and better capitalized insurance groups, primarily through consolidation, may reduce the financial support needs of life insurers in many developed countries, thereby partly offsetting demand for reinsurance.

      We believe that the life reinsurance market is beginning to benefit from the reduction, particularly in Western Europe, of the level of social, medical and other benefits provided directly by the state and the continuing shift in the provision of such benefits to the private sector. As insurance companies have increasingly become the source for benefits historically provided by the state, demand for life reinsurance has grown to provide increased capacity as well as coverage for new products. The aging of the population is expected to increase the demand for life insurance products that provide benefits in the case of medical conditions such as long-term care, disability and critical illness. The life reinsurance business is also affected by improving mortality experience.

      While it remains more fragmented than the non-life market, the life and health reinsurance market is also becoming increasingly concentrated. We estimate that, based on 1999 net premiums written, the largest four reinsurers represent more than 55.1% of the life and health market and the largest ten reinsurers represent approximately 84.1% of the market. Nevertheless, new competitors continue to enter both the direct and broker markets.

BUSINESS

Overview

      Converium is a leading global reinsurer whose business operations are recognized for innovation, professionalism and service. We believe we are accepted as a professional lead reinsurer for all major lines of non-life and life reinsurance. We actively seek to create innovative and efficient reinsurance solutions to complement our clients’ business plans and needs. We focus on core underwriting skills and on developing close client relationships while honoring ours and our clients’ relationships with brokers. We have the ability to cover risks globally and to provide meaningful capacity worldwide. Based on calendar year 2000 third party net premiums written, we rank among the ten largest global professional reinsurers.

      Converium was formed through the restructuring and integration of the third party reinsurance business of Zurich Financial Services. We believe that our separation from Zurich Financial Services presents significant opportunities and benefits for us. We believe we will benefit from our new status as an independently managed, publicly traded company. In particular, we anticipate that we will secure new and expanded relationships with clients who may have been reluctant to enter into business relationships or share proprietary information with the reinsurance operation of a competitor like Zurich Financial Services. We also believe that our separation from Zurich Financial Services should increase our future financial flexibility and the long-term possibilities of further expansion in the form of new business opportunities and strategic alliances. In addition, as an independently managed reinsurer, we are in a position to compete for the reinsurance premiums ceded by Zurich Financial Services, of which only minimal premiums are reflected in our historical results.

      We organize our business around four operating segments consisting of our three Non-Life segments, Converium Zurich, Converium North America and Converium Cologne, and our Converium Life segment as follows:

•	Converium Zurich manages our non-life reinsurance businesses in the United Kingdom, Western and Southern Europe, Switzerland, the Benelux countries, Latin America, the Far East and the Pacific Rim, Israel and Southern Africa. Converium Zurich is also the primary center of expertise for aviation and space, credit and surety, marine and engineering reinsurance and provides technical support for catastrophe risk assessment and modeling for our global operations.

•	Converium North America, based in New York, manages our non-life reinsurance businesses in the United States and Canada, and is our global center of expertise for agribusiness.

•	Converium Cologne manages the non-life reinsurance businesses in Germany, Austria, Northern Europe, Central and Eastern Europe, the Middle East and Northern Africa. In addition, Converium Cologne has worldwide underwriting responsibility for health reinsurance with the exception of the U.S. market, which is written by Converium North America.

•	Converium Life manages the worldwide life reinsurance business.

      We offer a full range of traditional non-life and life reinsurance products as well as innovative solutions to help our clients manage capital and risk. Our principal lines of non-life reinsurance include liability, property, motor, credit and surety, workers’ compensation, aviation and space, accident and health, marine, engineering and other specialized lines. Our principal life reinsurance product is ordinary life reinsurance. Our Converium Life operations also offer group life, disability, critical illness, long-term care, risk premium and modified co-insurance, and provide related services.

      We underwrite reinsurance both directly with ceding companies and through brokers, giving us the flexibility to pursue business in accordance with our ceding companies’ preferred reinsurance purchasing method. Globally, approximately 41% of our 2001 gross premiums written were written on a direct basis and approximately 59% were written through brokers.

      We believe that one of our competitive strengths is our ability to work closely with our clients while honoring ours and our clients’ relationships with brokers. A key component of this competitive strength is our strong focus on client relationship management. We believe it is imperative that we fully understand our clients’ businesses in order to provide better solutions to our clients and enhance our own profitability. Direct communication with our clients enables us to obtain the in-depth details required for the proper analysis and understanding of our clients’ exposures. We seek to establish and maintain contacts with key decision makers in the organizations of our clients, particularly with their chief executive officers, chief financial officers and actuarial and underwriting managers.

      As a component of our strategy of getting closer to our clients and enhancing our understanding of the risks and other financial aspects of their business, we realigned our organizational structure in the first quarter of 2001 to better serve our clients and enhance knowledge sharing among our underwriters, actuaries, client relationship managers and other personnel. This new structure brings together professionals with treaty expertise and facultative specialists, focusing them around lines of business. We believe the combination of the two disciplines yields a stronger risk analysis and ultimately more profitable business opportunities for us, by allowing us to utilize the detailed knowledge of individual risks possessed by our facultative professionals in underwriting treaty business. For example, in North America our six facultative offices now report to persons with line of business responsibility and are integrated into our treaty teams. In Europe, we have established client relationship managers, supported by underwriters with both treaty and facultative expertise in all major lines of business. These client relationship managers are able to call upon our expertise from wherever it may be located within our global organization and establish multi-disciplinary client teams to address our clients’ needs. These teams seek to provide additional services to our clients, such as advice on balance sheet and operating risk management, underwriting audits and assistance with risk capital allocation.

      A.M. Best has rated Converium “A” (Excellent), Standard & Poor’s has rated Converium “A” (Strong) with stable outlook and Moody’s has rated Converium “A2” (Good) with stable outlook. These ratings are based upon factors of concern to reinsurance clients and are not a measure of protection afforded to investors. These ratings may be revised, suspended or withdrawn at any time by the relevant rating agency. See “— Ratings.”

Our Strategy

      Our goal is to be one of the leading providers of reinsurance solutions in the global marketplace, thereby creating significant long-term value for our shareholders. Our strategy to achieve this goal is to:

•	Seek to lead the majority of business written

•	Increase the share of liability and casualty business written in Europe, Asia and Latin America

•	Expand in specialty lines and structured and finite reinsurance

•	Maintain strong underwriting discipline and profitability focus

•	Grow our life reinsurance operations

•	Generate additional business through long-term strategic alliances

•	Implement capital markets tools to provide additional underwriting capacity and to mitigate risk

•	Expand our position in attractive markets

      Our strategy is described in more detail below.

      We are focused on business where our underwriting skills, innovation and global expertise and operating platform are best utilized. We have realigned and integrated our organizational structure globally such that it now brings together professionals with treaty expertise and facultative specialists, focusing them around lines of business. We believe the combination of the two disciplines results in stronger risk analysis and ultimately more profitable business opportunities for us. Furthermore, we believe our realignment enables us to efficiently share knowledge across our organization, bring expertise from our specialty operations to all of our markets and provide our local markets with access to the skills and products we develop at our global centers of excellence. We are actively seeking to grow those lines of business where our skills are relevant and where the client’s selection of its reinsurer may be differentiated by expertise rather than mere commodity attributes, such as price and capacity.

      We are focused on clients who see an advantage in our global experience and operating platform. We believe that rapid and reliable information gathering, analysis and utilization are essential in a knowledge-based business such as reinsurance. To supplement and support our knowledge sharing culture, we have made substantial investments in integrated, global management information systems. Thus, our businesses worldwide work from a common platform for pricing business, reserving and accounting.

      Our systems include a number of proprietary features and provide us with capabilities we believe to be unique in our industry. For example, in 2002, we implemented a new core reinsurance accounting system in Zurich and Cologne. This system is already in production in North America. This system provides the ability to process, analyze and consolidate on a global basis technical reinsurance financial data and provide for uniform interfaces. In addition, we have developed a global data warehouse, which is designed to allow users to extract and analyze information in any number of dimensions. This would include contract experience by client, line of business, production source, profit center, geographic location, treaty type and loss ratio. We believe our global technology platform helps us to respond rapidly to our clients, share information across our global organization and analyze and respond to new developments quickly. In addition, we believe our integrated management information systems help position us to pursue both organic growth opportunities and possible acquisitions.

      Seek to lead the majority of business written. We seek to function as a leading reinsurer. In many cases, this means that we set terms and prices on the business we write, rather than following terms and prices established by other reinsurers. However, we believe that operating as a lead reinsurer also means that we must apply the underwriting discipline of a lead underwriter, and consistently utilize our risk modeling and quantitative analytical tools, even in circumstances where we do not write the largest share of a particular reinsurance treaty. This also means that we establish walk-away prices and focus on profitability rather than market share, including in commodity lines of business, such as property catastrophe. An important element of this approach is that we seek to develop close and continuing relationships with our clients, irrespective of whether we write the business directly or through brokers.

      Increase the share of liability and casualty business written in Europe, Asia and Latin America. We are pursuing growth in long-tail lines of business such as motor, general third party, professional and product liability, employers’ liability and workers’ compensation. Generally, we consider a line to be long-tail if potential claims are not likely to be paid within three years. Partly as a result of this time lag, these lines require analytical sophistication and expertise for appropriate pricing. Furthermore, we believe that demand for third party liability insurance, particularly with respect to motor, professional and product liability coverage, will grow at an above-average rate and will provide us with additional possibilities for attractive growth.

      Expand in specialty lines and structured and finite reinsurance. We are seeking to expand the proportion of our business derived from specialty lines, including aviation and space, credit and surety, agribusiness and other weather-related products, e-commerce risks, engineering and professional liability. These lines require specialized skills in respect of risk assessment and pricing and offer the opportunity to achieve higher levels of underwriting profitability. In this regard we have made substantial investments in technical expertise and core underwriting skills and employ accountants, mathematicians, lawyers, agronomists, meteorologists, geophysicists and engineers to bolster the capabilities of our underwriters and actuaries.

      Maintain strong underwriting discipline and profitability focus. We have implemented numerous operational and structural initiatives to focus us on expected profitability whenever we underwrite or price business or pursue new opportunities. We measure profitability as the present value of cash flows of our business, including allocated overhead, related to the risk capital allocated to that business. We analyze the projected and actual profitability and risk profile of our portfolio in the aggregate as well as on subportfolio, contract and client levels to focus our resources on business that meets or exceeds our strict profitability requirements and complies with our overall strategy.

      We believe our integrated global management structure is key to ensuring that skills and experiences across our organization can be accessed locally to seize attractive business opportunities as they arise, that our underwriting guidelines and objectives are continuously fulfilled, and that our aggregate business risk profile is optimized.

      Grow our life reinsurance operations. We are actively seeking to expand our Converium Life operations and believe that life reinsurance will represent an increasing percentage of our business. Life business is attractive to us because it is generally less volatile and less capital-intensive than non-life business and it affords us the opportunity to increase the diversification of our risk portfolio.

      We believe the demand for life reinsurance is growing rapidly in many markets, and consequently we are seeking to increase our presence in key life reinsurance markets. Foremost among these are Germany, Italy, France, Latin America, the United States and the Middle East. In addition, we believe that many factors will contribute to increased demand for life and pension insurance products, including the aging of the population, increased privatization of pension benefits in many countries and an increasing need for financial support and financial risk management services among life insurers in our primary markets. As the growth of production by primary insurers typically carries with it a new business strain caused either by the financing of commission and other acquisition costs or by statutory solvency requirements, many of our clients often resort to reinsurance to provide them with financing or surplus relief.

      Generate additional business through long-term strategic alliances. We are seeking alliances with partners who have strengths in areas outside our core skills, such as distribution, claims management or branding, and who may benefit from our distinct capabilities or capacity. For example, we recently expanded our professional liability business in the United Kingdom through a strategic alliance with the Medical Defence Union, or MDU. The MDU is the largest medical defense organization in the United Kingdom. This strategic alliance allows us access to the MDU’s more than 85,000 members and to its client relationship management.

      We also have a strategic alliance with, and equity investment in, SATEC srl, a leading underwriting agency for satellite and space insurance. This relationship allows us to utilize SATEC’s technical expertise in evaluating satellite and launch vehicle technology, both through our participation as a risk carrier in the underwriting pool managed by SATEC as well as in our underwriting of other third party space reinsurance.

      Implement capital market tools to provide additional underwriting capacity and to mitigate risk. We have developed substantial capital markets expertise, which we can use both to provide additional capacity to our clients and to improve our own results and risk profile. For example, we have obtained protection based on the TRINOM transaction described below under “— Catastrophe Protection” to reduce our net retained loss for industry-wide large catastrophe events. Perils covered by TRINOM and our catastrophe agreement with Zurich Insurance Company, referred to as ZIC, in the form of a purchased option include U.S. hurricane, U.S. earthquake and European windstorm losses that occur before June 18, 2004.

      We believe we are skilled in designing risk transfer mechanisms both for ourselves and for our clients, and plan to work with clients to help them access the capital markets. For example, together with a capital markets arm of a major insurance broker and a Japanese retail insurer, we designed a primary insurance product that provides the insured with business interruption insurance following an earthquake. This product allows policyholders without any direct insurable interest in the specified region to secure protection against loss from business interruption due to damage suffered by suppliers or customers in the specified region. Given the nature of the policy trigger, we can, if needed, transfer the underlying risk to capital markets without assuming any basis risk.

      Expand our position in attractive markets. We are focusing on selected mature reinsurance markets with growth and profitability potential. These include Switzerland, Japan and Germany where we currently have relatively modest market shares as clients in these markets have been especially sensitive to our historical ownership. In particular, we view Germany as a market with above average growth opportunities as we transition ourselves to a viable lead market alternative to the existing domestic market participants. We have targeted a number of emerging markets which we believe represent particularly attractive growth opportunities, including Asia, Latin America, Central and Eastern Europe, Northern Africa and the Middle East.

      We are also seeking to increase our share of the global property catastrophe reinsurance market. We believe our technical expertise, modeling capability and risk management skills equip us to price these risks appropriately and assume a larger, globally diversified portfolio. For example, we have developed a common data format called CRESTA plus for use in connection with catastrophe cover, which we have provided to our clients and reinsurance peers. The new data format is easy and flexible to use. It allows an efficient exposure and loss data exchange between insurance and reinsurance companies. We believe that the use of CRESTA plus improves data quality, will enable more accurate risk assessment and helps save time and reduce costs. In addition, CRESTA plus helps us to better analyze the risk in our clients’ portfolios while our clients achieve more competitive pricing.

Our Business

      We offer a full range of non-life and life reinsurance as well as structured/ finite solutions, with clients and coverages throughout the world. The principal lines of business written by our three Non-Life segments include liability, property, motor, credit and surety, workers’ compensation, aviation and space, accident and health, marine, engineering and other specialized lines. Our other specialized lines include agribusiness, multi-peril and whole account reinsurance. Our Converium Life operations, which are managed worldwide from Cologne, Germany, provide life reinsurance products and related services.

      In addition to our offices in Cologne, New York, Zug and Zurich, we have branch offices in Bermuda, Labuan, Paris, Singapore and Sydney, as well as marketing offices in Atlanta, Boston, Buenos Aires, Chicago, Dallas, Kuala Lumpur, London, Mexico City, Milan, Mission Viejo, San Francisco, Sao Paulo and Tokyo. In addition, we have administrative offices in Stamford, Connecticut.

      The table below presents, by segment, the distribution of our net premiums written and income for the nine months ended September 30, 2002 and for the year ended December 31, 2001.

	Nine Months Ended September 30,
	2002			Year Ended December 31, 2001

	Net premiums		Segment	Net premiums		Segment
	written		income (loss)	written		income (loss)

	$	% of	$	$	% of	$
	millions	total	millions	millions	total	millions

Non-Life Reinsurance
Converium Zurich	$1,105.1	46.2%	$110.3	$1,185.0	47.7%	$(178.7)
Converium North America	912.5	38.2	(9.9)	898.4	36.2	(197.9)
Converium Cologne	252.6	10.6	(69.5)	257.8	10.4	(71.6)

Total Non-Life	2,270.2	95.0	30.9	2,341.2	94.3	(448.2)

Converium Life	118.6	5.0	(7.8)	141.4	5.7	(7.1)
Eliminations			(10.6)

Total	$2,388.8	100.0%	$12.5	$2,482.6	100.0%	$(455.3)

      The table below presents the geographic distribution of our net premiums written for the nine months ended September 30, 2002 and for the years ended December 31, 2001, 2000 and 1999, based on the location of the ceding companies.

	Nine Months		Year Ended December 31,
	Ended
	September 30,
	2002		2001		2000		1999

	$	% of	$	% of	$	% of	$	% of
	millions	total	millions	total	millions	total	millions	total

Non-Life:
North America	$1,047.4	46.2%	$985.3	42.1%	$955.9	50.8%	$755.9	50.9%
United Kingdom	557.8	24.6	601.4	25.7	315.3	16.8	234.8	15.8
Germany	107.2	4.7	114.5	4.9	82.9	4.4	114.6	7.7
France	70.6	3.1	42.6	1.8	49.5	2.6	58.3	3.9
Europe (rest)	171.0	7.5	251.9	10.8	252.6	13.4	172.3	11.6
Far East/ Pacific Rim	109.7	4.8	121.6	5.2	84.7	4.5	51.5	3.5
Near and Middle East	87.7	3.9	94.1	4.0	69.4	3.7	55.1	3.7
Latin America	118.8	5.2	129.8	5.5	71.3	3.8	42.9	2.9

Total Non-Life	$2,270.2	100.0%	$2,341.2	100.0%	$1,881.6	100.0%	$1,485.4	100.0%

	Nine Months		Year Ended December 31,
	Ended
	September 30,
	2002		2001		2000		1999

	$	% of	$	% of	$	% of	$	% of
	millions	total	millions	total	millions	total	millions	total

Converium Life:
North America	$54.5	45.9%	$53.1	37.6%	$71.3	62.3%	$49.5	58.4%
Germany	15.6	13.1	27.9	19.7	14.4	12.6	9.6	11.3
United Kingdom	0.2	0.2	(8.0)	(5.7)	2.2	1.9	6.4	7.5
France	10.5	8.9	17.8	12.6	(0.5)	(0.4)	0.5	0.6
Europe (rest)	26.9	22.7	29.1	20.6	18.0	15.7	9.4	11.1
Far East/ Pacific Rim	0.3	0.2	—	—	—	—	—	—
Near and Middle East	5.8	4.9	5.1	3.6	4.8	4.2	6.2	7.3
Latin America	4.8	4.1	16.4	11.6	4.2	3.7	3.2	3.8

Total Converium Life	$118.6	100.0%	$141.4	100.0%	$114.4	100.0%	$84.8	100.0%

Total	$2,388.8	100.0%	$2,482.6	100.0%	$1,996.0	100.0%	$1,570.2	100.0%

      The table below presents the distribution of our net premiums written by line of business for the nine months ended September 30, 2002 and for the years ended December 31, 2001, 2000 and 1999.

	Nine Months		Year Ended December 31,
	Ended
	September 30,
	2002		2001		2000		1999

	$	% of	$	% of	$	% of	$	% of
	millions	total	millions	total	millions	total	millions	total

Non-Life:
Liability	$505.3	22.3%	$458.1	19.6%	$474.9	25.2%	$410.4	27.6%
Property	474.5	20.9	501.9	21.5	403.8	21.5	301.9	20.3
Motor	337.6	14.9	437.2	18.7	333.1	17.7	159.1	10.7
Credit & Surety	149.7	6.6	178.6	7.6	122.0	6.5	106.4	7.2
Workers’ Compensation	142.7	6.3	192.6	8.2	163.9	8.7	200.1	13.5
Aviation & Space	225.5	9.9	181.0	7.7	119.3	6.3	97.0	6.5
Accident & Health	128.5	5.7	116.4	5.0	85.3	4.5	66.2	4.5
Marine	71.9	3.2	74.3	3.2	46.3	2.5	43.7	2.9
Engineering	74.2	3.2	80.7	3.4	55.4	2.9	41.3	2.8
Specialized & Other	160.3	7.0	120.4	5.1	77.6	4.2	59.3	4.0

Total Non-Life	$2,270.2	100.0%	$2,341.2	100.0%	$1,881.6	100.0%	$1,485.4	100.0%

Converium Life	$118.6	100.0%	$141.4	100.0%	$114.4	100.0%	$84.8	100.0%

Total	$2,388.8	100.0%	$2,482.6	100.0%	$1,996.0	100.0%	$1,570.2	100.0%

Types of Non-Life Reinsurance

      Both non-life reinsurance and life reinsurance can be written on either a proportional basis or a non-proportional basis. Proportional reinsurance is also known as pro rata reinsurance. Quota share reinsurance and surplus reinsurance are types of proportional reinsurance. Some non-proportional reinsurance takes the form of excess of loss reinsurance in which the reinsurer’s obligations are only triggered after covered losses exceed a specified attachment point. In the case of proportional reinsurance, the reinsurer assumes a predetermined portion of the ceding company’s risks under the covered insurance contract or contracts. In the case of non-proportional reinsurance, the reinsurer assumes all or a specified portion of the ceding company’s risks in excess of a specified amount, known as the ceding company’s retention or the reinsurer’s attachment point, subject to a negotiated reinsurance contract limit.

      Premiums that the ceding company pays to a reinsurer for proportional reinsurance are a predetermined portion of the premiums that the ceding company receives from its insured, consistent with the proportional sharing of risk. In addition, in proportional reinsurance, the reinsurer generally pays the ceding company a ceding commission. The ceding commission is usually based on the ceding company’s cost of generating the business being reinsured, which includes commissions, premium taxes, assessments and miscellaneous administrative expenses and a profit participation for originating the business, the amount of which is based on the claims experience. The ceding commission may also be affected by competitive factors. Premiums that the ceding company pays to a reinsurer for non-proportional reinsurance are not directly proportional to the premiums that the ceding company receives. This is because the reinsurer does not assume a direct proportion of the ceding company’s risk. The frequency of claims under a proportional reinsurance contract is usually greater than under a non-proportional contract, and therefore the claims experience with proportional reinsurance contracts is generally more predictable.

      Non-proportional non-life reinsurance is often written in layers. One or a group of reinsurers accepts the risk just above the ceding company’s retention up to a specified amount, at which point another reinsurer or a group of reinsurers accepts the excess liability up to an additional specified limit or the excess liability reverts to the ceding company. The reinsurer taking on the risk just above the ceding company’s retention is typically said to write lower layer excess reinsurance. A claim that reaches just beyond the ceding company’s retention will create a claims payment for the lower layer reinsurer, but not for the reinsurers of any higher layers. Claims activity in lower layer reinsurance tends to be more predictable than in higher layers due to greater frequency and availability of historical data, and therefore, like proportional reinsurance, better enables underwriters and actuaries to more accurately price the underlying risks. In a limited number of cases, reinsurance is also written on an aggregate stop-loss basis to protect the ceding company’s total portfolio from extraordinary losses resulting from the aggregation of individual risks.

      Both non-life insurance and life reinsurance can be written either through treaty or facultative reinsurance arrangements. In treaty reinsurance, the ceding company cedes, and the reinsurer assumes, a specified portion of a type or category of risks insured by the ceding company. Generally in the industry, treaty reinsurers do not separately evaluate each of the individual risks assumed under their treaties and are largely dependent on the original risk underwriting decisions made by the ceding company’s underwriters. This dependence subjects reinsurers to the possibility that the ceding company has not adequately evaluated the risks to be reinsured and, therefore, that the premiums ceded to the reinsurer may not adequately compensate the reinsurer for the risk assumed. Accordingly, the reinsurer’s evaluation of the ceding company’s risk management and underwriting practices, as well as claims settlement practices and procedures, will usually impact the pricing of the treaty.

      Generally, reinsurers who provide facultative reinsurance do so separately from their treaty operations. In facultative reinsurance, the ceding company cedes, and the reinsurer assumes, all or part of a specific risk or risks. Facultative reinsurance normally is purchased by ceding companies for risks not covered by their reinsurance treaties, for amounts in excess of the monetary limits of their reinsurance treaties and for unusual and complex risks. In addition, facultative risks often provide coverages for relatively severe exposures which results in greater volatility. The ability to evaluate separately each risk reinsured, however, increases the probability that the reinsurance underwriter can price the contract to reflect more accurately the risks involved. Because of the transactional nature of the business and the greater risks generally involved, margins on facultative business are usually higher than on treaty business. However, reinsurers who provide facultative coverage solely, or through distinct operations, experience relatively high underwriting expenses and, in particular, personnel costs, because each risk is individually underwritten and administered.

      Non-traditional reinsurance involves structured reinsurance solutions tailored to meet individual client strategic and financial objectives. Both non-life reinsurance and life reinsurance can be written on a structured/ finite basis. Often these reinsurance solutions provide reinsurance protection across a company’s entire insurance portfolio. For instance, a whole account aggregate stop loss, whether single year or multi-year in design, provides protection for a company from deterioration in their accident year results. Another common solution is a loss portfolio transfer, which can take many forms, and which is frequently used to assist companies in efficiently and effectively exiting lines of business or facilitating insurance entity sales transactions. With increasing frequency, non-traditional reinsurance has been utilized in various ways to assist companies in managing property catastrophe exposures and other loss exposures from single or multiple events which, in the aggregate, could be significant. Because of the constantly changing industry and regulatory framework, as well as the changing market demands facing insurance companies, the approaches utilized in structured/ finite programs are constantly evolving and will continue to do so.

      We underwrite our product lines on a non-proportional and proportional basis, as well as on a structured/ finite basis. As part of our management organization in the first quarter of 2001, we integrated our facultative specialists with our underwriting professionals with treaty expertise, organizing them as focused teams around client relationship management and lines of business. Since the realignment of our underwriting procedures and structure, we do not distinguish between treaty and facultative reinsurance, but rather between proportional and non-proportional underwriting and lines of business.

      In 2001, $1.47 billion or approximately 59.1% of our net premiums written were written on a proportional treaty basis, $563.0 million or approximately 22.7% of our net premiums written were written on a non-proportional basis, and $452.9 million or approximately 18.2% of our net premiums written were written on a structured/ finite basis. Over the long term, we expect non-proportional and structured/ finite business to constitute a growing share of our future business, although our proportional business increased in 2001 as a result of rate increases and some opportunistic underwriting, particularly in the U.K. motor market.

      The table below presents the distribution of our net premiums written by type of reinsurance for the nine months ended September 30, 2002 and for the years ended December 31, 2001, 2000 and 1999.

			Year Ended December 31,
	Nine Months
	Ended
	September 30, 2002		2001		2000		1999

	$	% of	$	% of	$	% of	$	% of
	millions	total	millions	total	millions	total	millions	total

Proportional	$1,308.6	54.8%	$1,466.7	59.1%	$1,108.2	55.5%	$843.8	53.7%
Non-proportional	684.4	28.7	563.0	22.7	590.9	29.6	454.7	29.0
Structured/ Finite	395.8	16.5	452.9	18.2	296.9	14.9	271.7	17.3

Total	$2,388.8	100.0%	$2,482.6	100.0%	$1,996.0	100.0%	$1,570.2	100.0%

     Proportional and Non-proportional

      We offer traditional reinsurance products on both a proportional and non-proportional basis in all our lines of business. Our non-proportional business includes property, aviation and space and specialty lines, to complement our established market position in non-proportional liability. The growth in our proportional business has been mainly due to an increased focus on proportional liability as well as opportunities in proportional motor.

      We believe that clients and brokers actively seek our input in the evaluation and structuring of businesses with unique or difficult risk characteristics. We believe this is a result of our innovative approach, organizational resources and financial strength. We have developed integrated teams of professionals with significant treaty and individual risk, or facultative, expertise at our three principal underwriting centers in Zurich, New York and Cologne, which support the professionals we have in our branch network. We deploy our global specialty lines experts and local specialists to design solutions to address our clients’ risk management needs.

      We offer facultative products in almost every line on a proportional and non-proportional basis. Our integrated global organization allows us to offer facultative products all over the world. In the United States, we offer facultative liability coverage predominantly on a direct basis. Elsewhere, we offer a full line of facultative products on both a direct and broker basis. We have also implemented eFAC, our online facultative quote submission service, which provides our clients with access to quotes within 24 hours.

Structured/ Finite

      Structured/ finite reinsurance solutions are marketed and underwritten by the Risk Strategies divisions of our three non-life segments and by our Converium Life segment. These divisions focus on servicing the needs of the reinsurance market that may not be met efficiently through traditional reinsurance products. With primary operating locations in Zurich, New York and Cologne, our structured/ finite specialists focus on providing clients with creative financial solutions for their risk management and other financial management needs, primarily through reinsurance products. In addition, our Singapore branch office has structured/ finite capabilities and services clients in the Far East and Pacific Rim. Whether working directly with the client or through a broker, we seek to develop client-specific solutions after spending time with the client to understand its business needs.

      We believe that to succeed in providing our clients with the solutions they need, we must take a comprehensive, iterative approach in our analysis. To accomplish this goal, our Risk Strategies divisions comprise a team of underwriting, tax, accounting, actuarial and banking experts who can effectively address all aspects of the solution. We believe this multi-disciplinary approach distinguishes us from our peers and enables us to craft solutions that are both creative and viable in light of the specific needs of the ceding company. Furthermore, our Risk Strategies personnel draw upon our global capabilities to marshal the necessary expertise and resources in any market.

      Our Risk Strategies divisions target customers who seek to:

•	Dampen volatility associated with the insurance or reinsurance pricing cycle

•	Adjust their exposure to specific geographic areas or lines of business

•	Increase their level of retention over a period of time

•	Minimize existing and potential liabilities in connection with extraordinary corporate events, such as a merger or acquisition

•	Manage their capital during periods of rapid growth

      Our customers use these products principally to mitigate volatility in results and capital as well as to transfer insurance risks. The more widely used structured/ finite products have similar features but differing terms and limits, depending on the customer’s requirements.

      The three main types of structured/ finite products that we sell are described below.

•	Multi-year aggregate excess of loss reinsurance contracts have become a well-established structured/ finite reinsurance product in the North American market. These reinsurance contracts provide coverage when the ceding company’s applicable block of policies reports losses at or above a specific loss ratio. This type of product will often charge an up-front premium plus additional premiums which are dependent on the magnitude of losses claimed by the ceding company under the contract. The ceding company generally also participates in a profit sharing arrangement under these types of reinsurance contracts if the business covered does not generate excessive losses.

This type of product, which is often written on a multi-year basis, is generally attractive to a large multi-line insurance company customer who uses this product to stabilize its insurance subsidiaries’ local statutory financial results and minimize the impact on the local statutory surplus of worse than expected underwriting performance.

•	Loss portfolio transfer and adverse loss development contracts are sold by all of our business segments. These products are considered retroactive reinsurance as they cover past periods for which the loss events have already occurred, but where all claims have not yet been made or paid. Retroactive structured/ finite reinsurance products remain an attractive solution for certain clients, who may, for example, wish to exit a particular line of business, facilitate a business acquisition (where the reinsurance contract effectively replaces the seller’s requirement to provide a loss reserve guarantee to the purchaser), or stabilize statutory capital. Typically, a loss portfolio transfer will transfer to the reinsurer all risks underwritten, subject to an aggregate loss limit established in the contract. Adverse loss development products provide reinsurance coverage for losses in excess of the carried loss reserves of the ceding company at the transaction date, or in some cases at a mutually agreed attachment point, in excess of existing loss reserves.

•	Modified co-insurance contracts are sold by our Converium Life segment. This product is used by our life insurance clients principally to relieve the strain on statutory surplus caused by the statutory accounting requirement to expense all new business acquisition costs in the year incurred. Clients that are growing rapidly can encounter severe capital constraints as a result of this practice. The reinsurance contract is a co-insurance contract (which means the reinsurer assumes a percentage of the same risks as the life insurer), modified to allow the ceding company to retain the investments which support the liabilities for future policy benefits applicable to the reinsured portfolio of business. We pay a ceding commission to our client, who accounts for it as statutory income and thus replenishes the surplus previously consumed by new business acquisition costs.

Non-Life Operations

      We operate our Non-Life reinsurance business through our three Non-Life segments: Converium Zurich, Converium North America and Converium Cologne. Our Non-Life operations had net premiums written of $2.3 billion in the year ended December 31, 2001, representing 94% of our total net premiums written. Our Non-Life business is comprised of the following principal lines of non-life and health-related reinsurance products.

      Liability. We provide a broad range of coverage for reinsurance of industrial, manufacturer, operational, environmental, product and general third party liability. Historically, we principally wrote liability reinsurance on a non-proportional basis. Currently, we increasingly provide liability coverage on both a proportional and non-proportional basis.

      Our liability products include professional liability coverage. We offer specialized underwriting, actuarial and claims expertise for all lines of professional liability, including medical malpractice, directors and officers, architects and engineers, accountants and lawyers liability. We also provide errors and omissions reinsurance coverage for specialized and other lines of business, such as insurance agents and real estate agents. Our professional liability operations also actively develop and reinsure emerging coverages for exposures such as tax opinions, representations and warranties, and e-commerce risk liability.

      Property. We reinsure liability for physical damage caused by fire and allied perils such as explosion, lightning, storm, flood, earthquake and costs of debris removal, as well as coverage of business interruption and loss of rent as a result of an insured loss increasingly on a non-proportional basis. Other sub-lines of property reinsurance include cover for hail, burglary, water damage and glass breakage.

      Motor. We reinsure accident and liability risks and collision damage of motor vehicles. Motor insurance can include coverage in three major areas — liability, accident benefits and physical damage. Liability insurance provides coverage payment for injuries and for property damage to third parties. Accident benefits provide coverage for loss of income and medical and rehabilitation expenses for insured persons who are injured in an automobile accident, regardless of fault. Physical damage provides for payment of damages to an insured automobile arising from a collision with another object or from other risks such as fire or theft.

      Credit and Surety. Our credit coverages provide reinsurance for financial losses sustained through the failure for commercial reasons of an insured’s customers to pay for goods or services supplied to them. Our surety business relates to the reinsurance of risks associated with performance bonds and other forms of sureties or guarantees issued to third parties for the fulfillment of contractual obligations.

      Workers’ Compensation. Our workers’ compensation coverages are flexible solutions that can help our clients manage their global workers’ compensation risks. Our products include reinsurance for statutory workers’ compensation programs, as well as individual risk excess workers’ compensation. Our workers’ compensation reinsurance offerings range from complete coverage of a full workers’ compensation program to specific carve-out coverages that address a client’s targeted concerns.

      Aviation and Space. We are a leading provider of reinsurance of personal accident and liability risks, and hull damage, in connection with the operation of aircraft and the coverage of satellites during launch and in orbit.

      Accident and Health. Our non-life operations provide accident and health reinsurance coverages for various business lines, including employer stop loss health insurance, fully insured health insurance, personal accident, travel accident, disability and critical illness.

      Marine. We provide reinsurance relating to the property and liability coverage of goods in transit (cargo insurance) and the means of their conveyance (hull insurance).

      Engineering. We write all lines of engineering risks including project risks (construction all risk and erection all risk) and annual covers such as for machinery and electronic equipment as well as consequential loss resulting from both project and annual risk.

      Specialized and Other. We also provide specialty lines such as agribusiness, which provides coverage for crop failure both to farmers and other market participants, including co-ops, processors, lenders and a range of other businesses. Agribusiness also includes specialized products such as yield and revenue covers. We also reflect our multi-peril and whole account reinsurance business under our specialized and other line.

      We have established global centers of expertise with respect to certain of our lines of business, forming teams of specialized experts located at one of our global offices, who support and manage our global underwriting and risk management of a particular product. For example, our Zurich office is our global center of expertise for aviation and space, credit and surety, marine and engineering reinsurance products and our New York office is our global center of expertise for agribusiness. Converium Cologne has worldwide underwriting responsibility for our health reinsurance business, except for our health reinsurance business in the United States, which is managed by Converium North America. We believe that our underwriting of these specialized lines of business benefits from the creation of focused, expert teams operating under distinct underwriting guidelines which can be closely monitored. In addition, our centers of expertise help us manage our accumulations of risk and knowledge sharing on a global basis for these specialized lines.

      The following table sets forth our Non-Life net premiums written by type and line of business for the nine months ended September 30, 2002 and for the years ended December 31, 2001, 2000 and 1999:

	Nine Months		Year Ended December 31,
	Ended
	September 30,
	2002		2001		2000		1999

	$	% of	$	% of	$	% of	$	% of
	millions	total	millions	total	millions	total	millions	total

Proportional
Liability	$185.1	15.1%	$177.6	12.9%	$177.4	17.1%	$115.6	14.6%
Property	277.1	22.6	282.9	20.5	211.2	20.3	184.0	23.3
Motor	165.7	13.5	276.9	20.1	183.0	17.6	108.8	13.8
Credit & Surety	92.6	7.6	114.6	8.3	96.4	9.3	92.1	11.7
Workers’ Compensation	9.0	0.7	43.9	3.2	91.0	8.8	73.0	9.2
Aviation & Space	187.1	15.3	160.0	11.6	83.1	8.0	47.8	6.1
Accident & Health	64.9	5.3	88.4	6.4	77.5	7.5	60.7	7.7
Marine	58.8	4.8	63.2	4.6	35.6	3.4	39.6	5.0
Engineering	74.9	6.1	81.9	5.9	52.7	5.1	37.9	4.8
Specialized & Other	109.0	9.0	90.6	6.5	30.1	2.9	29.8	3.8

Total Proportional	$1,224.2	100.0%	$1,380.0	100.0%	$1,038.0	100.0%	$789.3	100.0%

Non-Proportional
Liability	$235.7	34.7%	$199.7	35.3%	$228.4	38.5%	$217.8	47.5%
Property	195.6	28.8	191.0	33.7	179.8	30.3	92.8	20.2
Motor	96.9	14.3	84.5	14.9	64.1	10.8	47.9	10.4
Credit & Surety	27.1	4.0	16.2	2.9	15.6	2.6	6.3	1.4
Workers’ Compensation	17.6	2.6	7.2	1.3	14.0	2.4	19.0	4.1
Aviation & Space	38.4	5.7	21.0	3.7	34.3	5.8	47.6	10.4
Accident & Health	56.6	8.3	28.0	4.9	7.8	1.3	5.5	1.2
Marine	13.1	1.9	11.1	2.0	10.7	1.8	4.1	0.9
Engineering	(0.7)	(0.1)	(1.2)	(0.2)	2.7	0.4	3.4	0.7
Specialized & Other	(1.1)	(0.2)	8.5	1.5	36.1	6.1	14.3	3.2

Total Non-Proportional	$679.2	100.0%	$566.0	100.0%	$593.5	100.0%	$458.7	100.0%

	Nine Months		Year Ended December 31,
	Ended
	September 30,
	2002		2001		2000		1999

	$	% of	$	% of	$	% of	$	% of
	millions	total	millions	total	millions	total	millions	total

Structured/ Finite
Liability	$84.5	23.0%	$80.8	20.4%	$69.1	27.6%	$77.0	32.4%
Property	1.8	0.5	28.0	7.1	12.8	5.1	25.1	10.6
Motor	75.0	20.5	75.8	19.2	86.0	34.4	2.4	1.0
Credit & Surety	30.0	8.2	47.9	12.1	10.0	4.0	8.0	3.4
Workers’ Compensation	116.1	31.6	141.6	35.8	58.9	23.6	108.1	45.5
Aviation & Space	—	—	—	—	1.9	0.8	1.6	0.7
Accident & Health	7.0	1.9	—	—	—	—	—	—
Marine	—	—	—	—	—	—	—	—
Engineering	—	—	—	—	—	—	—	—
Specialized & Other	52.4	14.3	21.0	5.4	11.4	4.5	15.2	6.4

Total Structured/ Finite	$366.8	100.0%	$395.1	100.0%	$250.1	100.0%	$237.4	100.0%

Total
Liability	$505.3	22.3%	$458.1	19.6%	$474.9	25.2%	$410.4	27.6%
Property	474.5	20.9	501.9	21.5	403.8	21.5	301.9	20.3
Motor	337.6	14.9	437.2	18.7	333.1	17.7	159.1	10.7
Credit & Surety	149.7	6.6	178.6	7.6	122.0	6.5	106.4	7.2
Workers’ Compensation	142.7	6.3	192.6	8.2	163.9	8.7	200.1	13.5
Aviation & Space	225.5	9.9	181.0	7.7	119.3	6.3	97.0	6.5
Accident & Health	128.5	5.7	116.4	5.0	85.3	4.5	66.2	4.5
Marine	71.9	3.2	74.3	3.2	46.3	2.5	43.7	2.9
Engineering	74.2	3.2	80.7	3.4	55.4	2.9	41.3	2.8
Specialized & Other	160.3	7.0	120.4	5.1	77.6	4.2	59.3	4.0

Total	$2,270.2	100.0%	$2,341.2	100.0%	$1,881.6	100.0%	$1,485.4	100.0%

      The table below presents the loss, expense and combined ratios of our Non-Life reinsurance business both by line of business and type of reinsurance for the nine months ended September 30, 2002 and the years ended December 31, 2001, 2000 and 1999. This table represents an aggregation of line of business ratios for our three Non-Life segments. Subsequent tables present ratios for each Non-Life segment by line of business and type of reinsurance. Each of the Non-Life segments manages lines of business in distinct geographic regions and therefore each segment responds to different competitive and legal environments. As a result, we believe different pricing conditions exist in each of these environments. This, in turn, can lead to differences in loss, expense and combined ratios among each of the segments within a calendar year. These ratios can also be affected on a calendar year basis depending on whether there is positive or negative loss development from prior periods.

Loss, Expense and Combined Ratios

				Year Ended December 31,

	Nine Months Ended
	September 30, 2002			2001			2000			1999

		U/W			U/W			U/W			U/W
	Loss	Expense	Combined	Loss	Expense	Combined	Loss	Expense	Combined	Loss	Expense	Combined
	Ratio	Ratio	Ratio(1)	Ratio	Ratio	Ratio(1)	Ratio	Ratio	Ratio(1)	Ratio	Ratio	Ratio(1)

	%	%	%	%	%	%	%	%	%	%	%	%

Liability	91.2	22.8	114.0	120.2%	26.5%	146.7%	89.8%	24.5%	114.4%	86.4%	22.2%	108.6%
Property	52.5	22.7	75.2	88.5	21.7	110.2	72.8	24.3	97.1	90.5	26.6	117.1
Motor	89.1	21.2	110.3	87.8	19.1	106.9	99.3	18.1	117.4	86.6	24.0	110.6
Credit & Surety	66.1	28.1	94.2	110.5	33.9	144.4	58.4	33.3	91.7	45.8	38.6	84.3
Workers’ Compensation	78.0	23.8	101.8	67.0	27.7	94.7	91.0	24.6	115.6	66.6	23.3	89.9
Aviation & Space	89.1	10.1	99.2	203.6	18.6	222.2	84.2	12.3	96.6	87.5	16.1	103.6
Accident & Health	74.2	19.0	93.2	91.3	15.6	106.9	91.4	31.9	123.3	20.3	34.6	55.0
Marine	70.1	21.5	91.6	107.3	22.9	130.2	102.0	25.5	127.5	77.3	31.0	108.3
Engineering	96.6	23.6	120.2	98.0	24.2	122.2	90.6	27.5	118.1	122.8	34.4	157.2
Specialized and Other	79.3	20.2	99.4	25.2	24.7	49.9	81.7	32.4	114.1	62.9	27.2	90.1
Proportional	79.6	25.4	105.0	106.3	27.4	133.7	78.3	32.2	110.5	72.1	33.8	105.9
Non-Proportional	76.2	15.6	91.7	98.5	15.9	114.4	98.9	15.6	114.5	94.1	16.8	110.9
Structured/ Finite	77.8	16.9	94.7	78.9	19.7	98.6	79.0	10.1	89.1	70.5	15.0	85.5

(1)	The combined ratios presented in this table exclude administration expenses.

Converium Zurich

     Overview

      Converium Zurich is responsible for non-life reinsurance clients in the United Kingdom, Western and Southern Europe, Switzerland, the Benelux countries, Latin America, the Far East and the Pacific Rim, Israel and Southern Africa. In addition, some business originating in North America is written through our Converium Zurich unit in the London market. This is done in coordination with our Converium North America operations to avoid client conflicts and unintended risk accumulation. Local branch and representative offices assist in servicing the Asian and Latin American markets. In addition to focusing on these regional markets, Converium Zurich serves as our center of expertise with respect to certain product classes. For example, we believe Converium Zurich is considered a lead market for aviation and space as well as a major market for credit and surety risks. In addition, Converium Zurich is the global center of expertise for marine and engineering business and provides technical support for catastrophe risk assessment and modeling for our global operation. Converium Zurich accounted for $1,185.0 million, or 47.7%, of our consolidated 2001 net premiums written.

      Across all the lines of business Converium Zurich writes, we seek growth and profitability by pursuing the following strategies, focused on differentiation.

•	We pursue a focused and disciplined client strategy, based on our clients’ market positioning, reinsurance needs, sophistication in purchasing reinsurance and our relevance to them as a business partner.

•	We focus on creating solutions and offering services that help our clients to optimize the efficiency of reinsurance. We have developed teams and tools to analyze a client’s reinsurance and corporate finance structure and to apply reinsurance solutions that match those needs.

•	We seek to strengthen strategic relationships with certain client and industry groups in each market. For example, we recently expanded in the United Kingdom through our strategic alliance with the MDU. The MDU is the United Kingdom’s premier medical defense organization. Through this joint venture we expect to expand services, tailor new products and explore new market opportunities, building from our expertise and the MDU’s reputation as a trusted advisor and well-known, accepted brand.

•	In Europe, we seek to grow our reinsurance of exposures with longer potential claim periods, referred to as long-tail lines, where we believe our expertise and analytical skills provide us with a competitive advantage.

      Historically, Converium Cologne had client relationship management responsibility for Switzerland to mitigate the competitive issues resulting from our ownership by Zurich Financial Services, a large competitor of other Swiss insurers. As a consequence of the Formation Transactions, we have transferred full responsibility for our business in Switzerland to Converium Zurich. We anticipate that we will secure new and expanded client relationships in Switzerland as an independent reinsurer. In addition, as an independently managed reinsurer, we are in a position to compete for the Swiss market reinsurance premiums ceded by Zurich Financial Services, of which minimal premiums were reflected in our pre-2001 financial statements.

      Converium Zurich is active in both the direct and broker markets. In 2001, 47% of Converium Zurich’s gross premiums written were written through the direct market and 53% were written through the broker market.

      The table below presents the distribution of net premiums written by our Converium Zurich segment by line of business for the nine months ended September 30, 2002 and the years ended December 31, 2001, 2000 and 1999.

			Year Ended December 31,

	Nine Months Ended
	September 30, 2002		2001		2000		1999

	$	% of	$	% of	$	% of	$	% of
	millions	total	millions	total	millions	total	millions	total

Liability	$220.2	19.9%	$226.6	19.1%	$180.5	22.1%	$139.3	24.5%
Property	264.5	23.9	268.5	22.7	220.1	26.9	138.4	24.3
Motor	119.9	10.9	186.3	15.7	85.6	10.5	30.7	5.4
Credit & Surety	97.7	8.8	114.1	9.6	97.7	11.9	92.2	16.2
Workers’ Compensation	0.6	0.1	0.2	—	—	—	—	—
Aviation & Space	225.5	20.4	181.0	15.3	119.3	14.6	97.0	17.0
Accident & Health	25.5	2.3	41.9	3.5	25.5	3.1	19.1	3.4
Marine	27.6	2.5	32.0	2.7	19.7	2.4	17.1	3.0
Engineering	63.9	5.8	71.1	6.0	55.3	6.8	31.7	5.6
Specialized & Other	59.7	5.4	63.3	5.4	14.6	1.7	4.0	0.6

Total	$1,105.1	100.0%	$1,185.0	100.0%	$818.3	100.0%	$569.5	100.0%

      The following table presents the loss, expense and combined ratios of our Converium Zurich segment by line of business and type of reinsurance for the nine months ended September 30, 2002 and the years ended December 31, 2001, 2000 and 1999:

Loss, Expense and Combined Ratios

				Year Ended December 31,

	Nine Months Ended
	September 30, 2002			2001			2000			1999

		U/W			U/W			U/W			U/W
	Loss	Expense	Combined	Loss	Expense	Combined	Loss	Expense	Combined	Loss	Expense	Combined
	Ratio	Ratio	Ratio(1)	Ratio	Ratio	Ratio(1)	Ratio	Ratio	Ratio(1)	Ratio	Ratio	Ratio(1)

	%	%	%	%	%	%	%	%	%	%	%	%

Liability	83.1%	20.1%	103.2%	108.7%	18.5%	127.2%	72.1%	17.5%	89.6%	98.9%	9.8%	108.7%
Property	42.7	19.4	62.1	95.5	20.9	116.4	58.8	20.0	78.8	99.6	25.2	124.8
Motor	76.7	13.7	90.4	79.7	15.0	94.7	118.8	14.3	133.1	111.9	16.5	128.5
Credit & Surety	66.7	32.5	99.2	93.5	31.3	124.8	60.4	32.2	92.5	47.4	38.9	86.3
Aviation & Space	89.1	10.1	99.2	203.6	18.6	222.2	86.8	12.3	99.1	88.0	16.1	104.0
Accident & Health	60.5	21.5	82.0	83.3	19.4	102.7	102.8	20.4	123.1	(105.2)	61.1	(44.2)
Marine	32.9	19.9	52.8	65.6	22.3	87.9	63.1	23.1	86.2	70.0	27.1	97.1
Engineering	94.6	22.9	117.5	98.4	23.0	121.4	91.1	27.5	118.7	156.8	33.3	190.2
Specialized and Other	68.7	27.8	96.5	(107.1)	5.0	(102.1)	—	—	—	43.5	(236.2)	(192.7)
Proportional	78.3	22.0	100.3	120.4	24.7	145.1	63.9	28.5	92.4	68.0	35.2	103.1
Non-Proportional	48.8	11.9	60.7	55.7	12.2	67.9	99.5	9.0	108.6	122.9	9.6	132.5
Structured/ Finite	87.6	5.6	93.2	103.1	6.7	109.8	67.2	9.5	76.7	73.3	6.1	79.3

(1)	The combined ratios presented in this table exclude administration expenses.

      Converium Zurich is a full service provider, with treaty, facultative and structured/finite capacities. In 2001, approximately 69% of Converium Zurich’s non-life net premiums written were on a proportional basis, 22% were on a non-proportional basis and 9% were on a structured/finite basis. We believe we are recognized in the marketplace as a lead market provider capable of innovative solutions and responsive service.

      Our Zurich office serves as the center of specialized expertise for a number of areas. For example, our global aviation and space expertise is managed out of Zurich. We offer reinsurance coverage for all aviation and space related risks by way of proportional and non-proportional treaty reinsurance as well as structured/finite solutions.

      We consider credit and surety, which contributes an important part to our premium volume, an important business line. We believe we have a strong position in the credit and surety market. Converium is a selected member of the long-term reinsurance panel of all major credit insurers and many important surety companies worldwide. Our center of expertise in Zurich together with our local offices are strongly committed to continuing to provide long-term capacity, security and professional services to our clients in these highly specialized lines of business.

      Property catastrophe underwriting is coordinated among our three non-life segments to optimize capital utilization, maximize diversification benefits on a group-wide basis and monitor risk accumulations. Our property catastrophe underwriting specialists in Zurich and Singapore coordinate with our underwriters in the United States as well as marketing personnel in our representative offices in Mexico City and Buenos Aires. In addition, our property catastrophe underwriting team works together with the appropriate client relationship teams in order to provide the best service to our clients.

European Markets

      In Europe, insurance companies are increasingly focusing on life and personal lines insurance and are withdrawing capacity from the commercial lines insurance market. We believe this trend, together with significant consolidation and enhanced pricing discipline, should lead to more favorable pricing conditions in that market.

      Throughout Europe, bodily injury claims have suffered from very high claims inflation leading to unsatisfactory performance of lines of business such as motor third party liability and employers’ liability. Since those lines of business are usually reinsured on an excess of loss basis, reinsurers have borne more than their proportional share of the losses. As a result, in most European markets insurers and reinsurers are now increasing prices.

      In 1999, France, Denmark and Southern Germany experienced a series of severe winter storms. Prices for catastrophe reinsurance covers in the regions affected by the storms have increased substantially as a result.

      United Kingdom. The United Kingdom is our largest European market. During the last few years the U.K. insurance market has undergone a series of dramatic changes, including a wave of consolidations followed by a series of smaller demergers, spin-offs and creation of start ups. The capitalization of these new entities has often heavily relied on reinsurance, creating interesting opportunities for us and other reinsurers. We principally write motor, liability, property, accident and health and credit and surety business in the United Kingdom, primarily through brokers.

      The U.K. market is a deregulated market. The earnings of insurance companies are volatile and the market is cyclical. Although pricing conditions in the United Kingdom have improved, we intend to carefully monitor our premium volumes in this market and to write U.K. business opportunistically.

      We recently expanded our business in the United Kingdom through our strategic alliance with the MDU. The MDU is the United Kingdom’s premier medical defense organization. We expect to continue to expand services, tailor new products and explore new market opportunities, through both our expertise and the MDU’s reputation as a trusted advisor and well-known, accepted brand.

      In addition to our underwriting team which covers the U.K. and Irish markets out of Zurich, we also have a representative office in London.

      In November 2001, Converium AG acquired a corporate member at Lloyd’s, renamed Converium Underwriting Ltd., with a view to rationalizing Converium’s operating structure for its Lloyd’s business and allowing us to make more efficient use of capital supporting our Lloyd’s business.

      Additionally, Converium has formed Converium (UK) Ltd. as the designated legal entity for a Financial Services Authority-regulated insurance company in the United Kingdom. The related licensing process is currently pending with the Financial Services Authority in the U.K. It is intended that Converium (UK) Ltd. become an issuing carrier for certain insurance business in the area of medical malpractice as well as aviation and space, in particular in conjunction with MDU Services Ltd. and Global Aerospace Underwriting Managers Ltd.

      France. The French market is our second largest European market. Like the U.K. market, the French insurance market has undergone substantial consolidation in recent years. Despite this consolidation and the replacement of proportional cessions by non-proportional reinsurance, we have been able to grow our premium income in the French market. We principally write property, motor and liability business in France, primarily through brokers.

      The French market suffered very large storm losses at the end of 1999 which were only fully recognized by insurance and reinsurance pricing during the course of 2000. This has led to strong improvements in rates for property catastrophe reinsurance protections. As a consequence, we have increased our exposure to this type of risk in 2001.

      Netherlands. We principally write property business in the Netherlands, primarily on a direct basis. The Dutch market has been one of the more receptive markets for structured/finite products and we have been able to develop our position due to our expertise in this field.

      Italy and Spain. We principally write property and credit and surety business in Italy and Spain, primarily through brokers. The market conditions in Italy and Spain have been difficult. Original rates of heavily reinsured industrial fire risks are barely adequate, and a substantial share of the losses is ceded through proportional reinsurance. Our market share is modest and will remain so as long as the conditions do not improve. The Italian market experienced a substantial hardening at the last renewal period. We have increased our exposure to the hardened market conditions accordingly.

      Switzerland. The formation of Converium and our separation from Zurich Financial Services creates new opportunities for us in the Swiss market where primary insurers have been unwilling to enter into business relationships with the reinsurance operations of a competitor like Zurich Financial Services. In addition, as an independently managed reinsurer, we are now in a position to compete for the Swiss market reinsurance premiums ceded by Zurich Financial Services, of which minimal premiums are reflected in our historical results. Converium is positioned as an innovative provider in the structured/finite field and we believe that Switzerland will continue to be a receptive market for structured/finite solutions.

Overseas Markets

      Latin America. We have representative offices in Latin America in Buenos Aires, Mexico City and São Paulo, which support our underwriters in Zurich. Our Mexico City office covers northern Latin America, including the Caribbean. The business marketed through our Mexico City office has increased markedly in the last three years. We achieved this growth by approaching new clients and by taking advantage of the benefits offered by favorable pricing conditions in the market after a series of hurricanes in 1998 and 1999. The Mexico City office has grown in size to a staff of 20. We offer property, property catastrophe, liability and engineering reinsurance in this market.

      We also have an office in Buenos Aires which serves southern Latin America, including Argentina, Bolivia, Chile, Peru, Paraguay and Uruguay. The business volume in this region has also grown significantly in the last three years. Our strongest markets include Argentina, Chile and Peru. We offer property, liability and motor business in these markets.

      Our representative office in São Paulo was established in 1999 in anticipation of the opening of the Brazilian reinsurance market. However, the Brazilian market continues to be monopolized by the state-owned reinsurance firm IRB Resseguros de Brazil, or IRB. We maintain a minimal presence in the local office, from where our staff coordinates business through IRB and supports our other Latin American offices.

      Japan. We have a representative office in Japan which supports our underwriters in Zurich through local marketing efforts. Earthquake and wind/flood coverage represents the bulk of our Japanese book of business. We have also built up our non-traditional capabilities and will seek to increase our structured/finite business in the region. Our business in Japan has grown substantially over the last three years. As of December 31, 2001, we had approximately $32.0 million net premiums written in-force from reinsurance business in Japan. We are well-positioned in Japan’s consolidating market as we have a good relationship with all of the top insurance companies. In addition, Japanese clients have been particularly sensitive to our historical ownership by a competitor like Zurich Financial Services. We believe the Japanese market will present significant new growth opportunities.

      Australia/ New Zealand. We opened a branch office in Sydney in 1999 and believe we have identified attractive growth opportunities in Australia. Our managers have significant underwriting experience and industry relationships in this market. Currently, the majority of our Australian premiums are derived from property lines, although we are also marketing our capacity for appropriately priced liability and other lines. However, we consider workers’ compensation business, in particular, heavily under priced and we intend to limit our exposures on this business until conditions improve.

      Asian Markets. We service the Far East, the Association of Southeast Asian Nations, or ASEAN, countries and South Asia out of our branch offices in Singapore and Labuan, Malaysia. We believe that we can achieve substantial additional business from these territories. Our current focus is on Taiwan, Hong Kong, Korea and the ASEAN countries. Our business volume has significantly grown from negligible levels in 1997, as we have added additional staff with property, liability and engineering capabilities as well as expertise in non-traditional solutions. We also have actuaries based in Singapore who support our underwriters.

Converium North America

      Converium North America manages our non-life reinsurance business in the United States, its primary market, and in Canada. In North America, we write a full range of traditional and structured/finite reinsurance solutions on both a treaty and individual risk, or facultative, basis. Converium North America primarily writes liability, workers’ compensation, property, commercial motor liability, commercial multi-peril, accident and health, surety and medical malpractice reinsurance. In addition to its regional market responsibilities, Converium North America is our global center of expertise for agribusiness. Converium North America is the sixth largest broker reinsurer and the tenth largest professional reinsurer in the United States based on 2001 net premiums written. Converium North America accounted for $898.4 million, or 36.2%, of our 2001 net premiums written.

      Converium North America principally writes its reinsurance business through brokers. However, we believe one of our competitive strengths is our ability to work closely with our clients while honoring our and our clients’ relationships with brokers.

      Converium North America’s strategy is to be a lead underwriter and to work closely with our clients, which we believe distinguishes us from our competitors and improves our risk profile. In 2001, Converium North America operated as the lead reinsurer with respect to contracts representing in excess of 72% of its net premiums written. As a lead reinsurer, we seek to work closely with our clients to bring them innovative solutions and to deepen our mutual relationship. To do so, we have developed customized services, which we offer both to our clients and brokers. These services include items such as loss trend analysis, assistance with pricing tools, helping clients develop experience and exposure analysis models, new product opportunity development analysis, and emerging and key issue analyses on subjects such as toxic torts, indoor pollution, workers’ compensation reforms and e-business exposure.

      The table below presents the distribution of net premiums written by our Converium North America segment by line of business for the nine months ended September 30, 2002 and the years ended December 31, 2001, 2000 and 1999.

	Nine Months		Year Ended December 31,
	Ended
	September 30,
	2002		2001		2000		1999

	$	% of	$	% of	$	% of	$	% of
	millions	total	millions	total	millions	total	millions	total

Liability	$266.1	29.2%	$216.4	24.1%	$284.9	33.7%	$261.2	38.6%
Property	107.1	11.7	144.6	16.1	120.0	14.2	96.0	14.2
Motor	176.1	19.3	178.5	19.9	175.9	20.8	58.0	8.6
Credit & Surety	51.0	5.6	64.8	7.2	23.0	2.7	14.0	2.1
Workers’ Compensation	142.1	15.6	192.4	21.4	163.9	19.4	200.1	29.5
Aviation & Space	—	—	—	—	—	—	—	—
Accident & Health	60.0	6.6	38.9	4.3	11.0	1.3	—	—
Marine	10.0	1.1	7.0	0.8	5.0	0.6	—	—
Engineering	—	—	—	—	—	—	1.0	0.1
Specialized & Other	100.1	10.9	55.8	6.2	61.0	7.3	47.0	6.9

Total	$912.5	100.0%	$898.4	100.0%	$844.7	100.0%	$677.3	100.0%

      The following table presents the loss, expense and combined ratios of our Converium North America segment by line of business and type of reinsurance for the nine months ended September 30, 2002 and the years ended December 31, 2001, 2000 and 1999:

Loss, Expense and Combined Ratios

				Year Ended December 31,

	Nine Months Ended
	September 30, 2002			2001			2000			1999

		U/W			U/W			U/W			U/W
	Loss	Expense	Combined	Loss	Expense	Combined	Loss	Expense	Combined	Loss	Expense	Combined
	Ratio	Ratio	Ratio(1)	Ratio	Ratio	Ratio(1)	Ratio	Ratio	Ratio(1)	Ratio	Ratio	Ratio(1)

	%	%	%	%	%	%	%	%	%	%	%	%

Liability	96.3%	26.0%	122.3%	117.9%	33.5%	151.4%	101.8%	28.3%	130.1%	78.1%	28.5%	106.6%
Property	48.8	28.9	77.6	77.2	25.6	102.8	68.9	29.9	98.8	90.4	28.1	118.5
Motor	91.5	26.7	118.2	93.5	22.5	116.0	92.4	16.0	108.4	78.0	24.7	102.7
Credit & Surety	62.3	16.2	78.5	202.0	45.3	247.3	47.8	40.3	88.1	40.0	29.2	69.2
Workers’ Compensation	78.1	23.8	101.9	67.0	27.7	94.7	91.0	24.6	115.6	66.6	23.3	89.9
Accident & Health	72.7	23.3	96.1	85.4	22.1	107.5	80.1	20.0	100.1	—	—	—
Marine	54.3	26.8	81.1	97.6	28.1	125.7	72.9	22.9	95.9	—	—	—
Specialized and Other	77.0	16.4	93.4	95.3	35.4	130.7	62.9	26.0	88.9	66.2	34.7	100.9
Proportional	73.0	33.9	106.9	89.2	35.8	125.0	82.6	34.6	117.2	79.4	32.7	112.1
Non-Proportional	94.3	20.6	114.9	123.7	22.3	146.0	98.8	22.3	121.2	73.9	22.9	96.8
Structured/ Finite	75.5	19.9	95.4	69.7	24.6	94.3	83.4	10.3	93.7	68.0	23.1	91.1

(1)	The combined ratios presented in this table exclude administration expenses.

      In 2001, approximately 37% of Converium North America’s net premiums were written on a proportional basis, 30% were written on a non-proportional basis and 33% were written on a structured/finite basis. We offer facultative services primarily on a direct basis.

      Prior to the September 11th terrorist attacks, a number of the products offered by Converium North America were experiencing rate increases. Primary insurance conditions have continued to become more restrictive, creating opportunities for reinsurers, although we can’t assure you this will continue. For example, we have seen primary rate increases in all liability lines with reduced reinsurance ceding commissions.

      As a result of insured losses arising from the terrorist attacks on September 11, 2001, Enron-related losses, the poor performance of equity markets in 2001 and 2002, lower interest rates and reserve adjustments for prior years, we expect improved pricing and terms in the near term for both insurance and reinsurance products. This is expected to result from the large losses suffered by some market participants and the tightening of coverage conditions anticipated by many insurers and reinsurers. In addition, we expect demand for reinsurance to increase as primary insurers buy reinsurance to protect weakened capital positions, react to rating agency pressures and reflect revised estimates of the frequency and severity of insured events.

      At the same time, however, we expect both pricing and terms to remain more severe in the retrocessional reinsurance market. Accordingly, this may limit the availability of desired amounts of retrocessional reinsurance at acceptable pricing. Moreover, the September 11th terrorist attacks, threats of further terrorist attacks and the military initiatives and political unrest in the Middle East have adversely affected general economic, market and political conditions, increasing many of the risks of our business. Over time the rating agencies could re-examine the ratings affecting our industry generally, including us.

      Some of Converium North America’s operations are conducted through Converium Insurance (North America) Inc., which is licensed to write various lines of primary business in 49 states and the District of Columbia. Converium Insurance (North America) Inc.’s primary insurance license helps us create efficient transaction structures for certain business, and in particular is the means through which we write program business. Currently, Converium Insurance (North America) Inc. has five active programs. These programs cover various property and liability risks, including commercial trucking, rental cars and workers’ compensation. During 2001, these programs had direct premiums of approximately $124.9 million. In October of 2001, Converium Insurance (North America) Inc. was granted a license by the United States Department of Agriculture to write federal crop insurance policies. We currently expect crop insurance to become an area of growth for the primary insurance company.

Converium Cologne

Overview

      Converium Cologne manages our non-life reinsurance business in Germany, Central and Eastern Europe, Northern Europe, Austria, Northern Africa and the Middle East. Converium Cologne is active in both the direct and broker reinsurance markets, and writes all major lines of business. In 2001, 52% of Converium Cologne’s gross premiums written were written through the direct market and 48% were written through the broker market.

      In addition, Converium Cologne has worldwide underwriting responsibility for health reinsurance business, except in the United States, which is managed by Converium North America. Converium Cologne offers reinsurance on a proportional, non-proportional and structured/finite basis. We believe that Converium Cologne is widely accepted as a full-service provider in its markets, with a principal focus on property, motor, liability, accident and health and marine lines. Converium Cologne accounted for $257.8 million, or 10.4%, of our 2001 net premiums written.

      With respect to Converium Cologne’s global health reinsurance business, we primarily target the French, Italian and Middle Eastern markets. We are seeking to grow our health reinsurance business opportunistically and cautiously. Our experienced underwriters are very selective in accepting new health business.

      Converium Germany’s predecessor entities date to 1872, and Converium Germany is a well established reinsurer with long-term client relationships. Prior to the Formation Transactions, our operations in the Swiss market were largely managed by our Cologne office. Our presence in Switzerland was restricted due to our being owned by Zurich Financial Services, a large competitor of many of our current and potential Swiss clients. Responsibility for the Swiss non-life market has now been transferred to Converium Zurich.

      Our strategies include:

•	extending our market position and client base in Germany

•	seeking to increase the number of treaties on which we are the lead reinsurer

•	growing our structured/ finite businesses in Germany, Northern Europe and Austria

•	focusing on Central and Eastern Europe, as we believe these markets offer the potential for profitable premium growth

•	building our personal lines portfolios in Northern Europe

•	expanding our business relations in North Africa and the Middle East and growing our non-proportional portfolio in these developing markets

•	strengthening our relationships with the major insurance groups in Austria

•	writing health reinsurance on an opportunistic and prudent basis

      The table below presents the distribution of net premiums written by our Converium Cologne segment by line of business for the nine months ended September 30, 2002 and the years ended December 31, 2001, 2000 and 1999.

			Year Ended December 31,

	Nine Months Ended
	September 30, 2002		2001		2000		1999

	$	% of	$	% of	$	% of	$	% of
	millions	total	millions	total	millions	total	millions	total

Liability	$19.0	7.5%	$15.1	5.9%	$9.5	4.3%	$9.9	4.1%
Property	102.9	40.7	88.8	34.4	63.7	29.1	67.5	28.3
Motor	41.6	16.5	72.4	28.1	71.6	32.8	70.4	29.5
Credit & Surety	1.0	0.4	(0.3)	(0.1)	1.3	0.6	0.2	—
Workers’ Compensation	—	—	—	—	—	—	—	—
Aviation & Space	—	—	—	—	—	—	—	—
Accident & Health	43.0	17.0	35.6	13.8	48.8	22.3	47.1	19.8
Marine	34.3	13.6	35.3	13.7	21.6	9.9	26.6	11.2
Engineering	10.3	4.1	9.6	3.7	0.1	—	8.6	3.6
Specialized & Other	0.5	0.2	1.3	0.5	2.0	1.0	8.3	3.5

Total	$252.6	100.0%	$257.8	100.0%	$218.6	100.0%	$238.6	100.0%

      The following table presents the loss, expense and combined ratios of our Converium Cologne segment by line of business and type of reinsurance for the nine months ended September 30, 2002 and the years ended December 31, 2001, 2000 and 1999:

Loss, Expense and Combined Ratios

				Year Ended December 31,

	Nine Months Ended
	September 30, 2002			2001			2000			1999

		U/W			U/W			U/W			U/W
	Loss	Expense	Combined	Loss	Expense	Combined	Loss	Expense	Combined	Loss	Expense	Combined
	Ratio	Ratio	Ratio(1)	Ratio	Ratio	Ratio(1)	Ratio	Ratio	Ratio(1)	Ratio	Ratio	Ratio(1)

	%	%	%	%	%	%	%	%	%	%	%	%

Liability	119.1%	13.1%	132.3%	333.7%	28.5%	362.2%	(1.6)%	18.2%	16.6%	127.8%	24.8%	152.6%
Property	93.8	25.8	119.7	84.3	18.0	102.3	129.7	28.0	157.7	73.0	27.5	100.5
Motor	125.4	21.8	147.2	88.5	18.1	106.6	95.6	26.0	121.6	83.5	26.8	110.3
Credit & Surety	—	—	—	—	—	—	31.2	37.0	68.2	—	—	—
Accident & Health	85.9	11.5	97.4	107.5	3.1	110.6	86.8	38.2	125.0	75.0	23.1	98.1
Marine	109.6	21.5	131.0	139.7	22.4	162.1	137.2	27.7	164.9	81.8	33.3	115.1
Engineering	113.1	29.7	142.8	95.5	31.6	127.1	—	—	—	52.3	36.6	88.9
Specialized and Other	—	—	—	85.2	22.0	107.2	61.6	72.9	134.5	48.8	51.6	100.4
Proportional	96.5	26.5	123.0	92.5	22.0	114.5	102.4	35.6	138.0	67.3	33.7	101.0
Non-Proportional	114.8	3.9	118.7	195.8	(5.3)	190.5	95.9	7.5	103.4	127.7	1.8	129.5

(1)	The combined ratios presented in this table exclude administration expenses.

      In 2001, approximately 85% of Converium Cologne’s non-life premiums were written on a proportional basis and 15% were written on a non-proportional basis.

      Our Cologne business includes specialists in underwriting, actuarial, accounting, finance, claims handling, catastrophe risk modeling and other professional skills. Our Cologne specialists are closely linked and communicate regularly with each other and with other professionals across our non-life segments in New York and Zurich.

      Converium Cologne has historically written its business primarily on a proportional basis. We believe our markets, especially mature markets like Germany and Northern Europe, are experiencing a gradual shift from proportional to non-proportional reinsurance arrangements. We believe our intimate knowledge of our clients, together with our actuarial expertise, helps us to understand this shift and enables us to benefit from it.

Markets

      Following a soft market in 1998 and 1999, improved pricing conditions in our markets have resulted in slightly increased prices in 2000 and more substantial increases in 2001 and 2002 in most of our major lines of business. Our principal markets are:

      Germany. Germany is the largest market served by our Converium Cologne segment, representing approximately 38% of the segment’s net premiums written in 2001. The German market is the largest in Continental Europe and it predominantly relies on direct distribution, rather than brokers. Personal customer relationships are of essential importance in Germany, which we believe gives us opportunities to benefit from our strong industry relationships.

      Although reinsurance in Germany is largely written on a proportional basis, we have recently observed a shift among clients towards a greater interest in non-proportional and alternative reinsurance. We believe we have a substantial opportunity to grow our business in Germany by actively marketing our structured/finite expertise. For example, we believe that demand for non-traditional financial risk products will grow in anticipation of the intended adoption of International Accounting Standards, or IAS, by the European Union, currently proposed to take effect in 2005. In addition, we believe that the German market will provide opportunities for independent reinsurance companies of our size as clients look for strong independent alternatives to the largest reinsurers.

      Central and Eastern Europe. Converium Cologne is an active provider of non-life reinsurance in Central and Eastern European markets, which include Poland, the Czech Republic, Russia, Hungary, the former Yugoslavia, Romania, Slovakia, the Baltic States and Bulgaria. Our largest markets in this region are Poland and the Czech Republic. We view these countries as emerging markets for reinsurance, and focus on traditional coverages such as property, motor and marine, which we generally provide on a proportional basis. London-based reinsurance brokers constitute our principal distribution source.

      We plan to expand our position in Poland and the Czech Republic primarily by seeking to increase our client base. We also plan to strengthen our relations with clients in Slovakia, Slovenia, Croatia, Bulgaria, Romania, Russia and the Baltic States, where we have relatively small but profitable portfolios. To achieve our expansion objectives, we are organizing seminars and workshops in major Eastern European markets to explain our products and services and plan to offer additional capacity and product lines.

      Northern Europe. The Northern European markets are generally sophisticated and competitive markets. We offer a full range of traditional non-life products including property, marine and motor. Because of the intense competition and resulting low profitability in traditional proportional reinsurance in Northern Europe, we plan to increase our focus on non-proportional and structured/finite business in these markets. In particular, we believe that we have strong positions in some classes of non-proportional solutions such as excess of loss and aggregate excess of loss treaties and that our innovative products and our client focus will help us expand our distribution of these products.

      We anticipate that the continuing consolidation process in Scandinavia and Finland will likely lead to larger and fewer participants in the market and an improving level of price discipline. We expect this consolidation to also lead to opportunities for independent, niche-oriented primary insurers seeking a strong and experienced reinsurance partner.

      Austria. We have a solid position in the Austrian market, where we primarily write property, motor and liability insurance. Approximately two-thirds of our net premiums written in Austria are written on a direct basis. In Austria, four major groups of insurers with a combined market share of nearly 50% dominate the market. Each of these insurers is a client of ours. Three of these insurers have affiliates in Central and Eastern European countries such as Poland, the Czech Republic, Slovakia, Hungary and Croatia. These three clients are of significant strategic importance as they cede both their domestic and foreign business to us. We believe our relationships with these clients will facilitate our planned expansion into Central and Eastern Europe.

      Northern Africa/ Middle East. We provide a broad variety of coverages in Northern Africa and the Middle East, principally acting as a lead underwriter. Our principal markets in the Middle East include Saudi Arabia, the United Arab Emirates and Kuwait. The products we offer in these markets include property, motor, marine and general accident. Reinsurance in Northern African and Middle Eastern markets is typically written on a proportional treaty basis. Our aggregate net premiums written in these markets have grown from $37.7 million in 1998 to $63.6 million in 2001.

      In order to further strengthen our market position in these markets, we recently hired a new chief underwriter who has 15 years of underwriting experience in these regions. Due to the expertise of this newly formed underwriting team, we have also decided to transfer primary responsibility for Greece, Turkey, Cyprus and Malta from our Converium Zurich office to this Converium Cologne operating unit.

Converium Life Operations

      We offer life reinsurance on a global scale. We primarily conduct our life reinsurance business from Cologne, Germany. In September 1999, we implemented a strategy to substantially grow our Converium Life reinsurance business. Prior to this time, we only offered life reinsurance in the Middle East and retrocession coverage in the United States. In addition, we have established a representative office in Milan and a branch office in Paris, and maintain life representatives in our Buenos Aires office to locally serve the Latin American markets. We also utilize our Non-Life offices in many parts of the world to facilitate direct contacts with our life reinsurance clients.

      As a result of these initiatives, our Converium Life operations have grown significantly in recent years, with our net premiums written increasing from $62.6 million in 1998 to $141.4 million in 2001. As a result of the economic situation in Latin America, our life reinsurance operation’s growth slowed in 2002.

      Our primary goal is to write life business that generates an attractive expected return. Our strategy for Converium Life focuses on:

•	maintaining underwriting discipline and pursuing business that is attractive on a risk-adjusted basis

•	pursuing growth in markets we believe offer attractive opportunities, such as Germany, Italy, France and the Middle East

•	maintaining a low expense ratio

•	selectively providing services in certain target markets to build loyalty and attract premiums

•	providing structured/finite solutions

•	leveraging our capital markets expertise which, among other things, provides us with additional capacity to write business

      We are seeking to grow our Converium Life operations significantly and believe that life reinsurance will represent an increasing percentage of our business. Although we do not intend to compromise our underwriting standards, we plan to seek prudent but rapid growth of our life reinsurance business. We are focusing on the life reinsurance business because, among other reasons, we believe that the market for life reinsurance is growing. According to statistics of the life associations of various countries, life insurance growth rates are above 6% in a number of countries we serve, including Italy, Spain and certain East Asian countries. In addition, life reinsurance business tends to be less cyclical than non-life reinsurance due to more predictable claims experience.

      We believe that the demand from life insurers for financial support and reinsurance services will continue to increase, particularly in Europe. In order to meet this demand, we have established a refinancing strategic retrocession facility that provides our clients with additional capacity derived from the capital markets, while minimizing the insurance risk assumed by the investment bank effecting the issuance of the securitized risk product. We believe our capital markets and other non-traditional expertise will help us bring additional innovative solutions to our clients and further enhance the market position of our Converium Life operations.

      In addition to the growth in our life insurance markets described above, we believe that the following factors will also contribute to increased demand for life reinsurance:

•	demutualizations of life insurance companies

•	the increasing importance of non-traditional and more sophisticated life products

•	aging of the population

•	privatization of benefits that used to be provided by governments

•	deregulation and increased competition among primary insurance companies from new entrants, such as banks and other financial services companies

•	the increasing need for products that reduce the volatility of earnings following the increasing adoption of international accounting standards in many of the markets we serve

      Our Converium Life business is comprised of the following principal lines:

      Ordinary life reinsurance. Ordinary life reinsurance, our largest product, generally involves the reinsurance of individual term life insurance policies, whole life insurance policies, universal life insurance policies, joint and survivor insurance policies, deferred annuity policies and endowment policies. Our ordinary life line of business reinsures all of these products. Ordinary life reinsurance is written either on a risk premium or modified co-insurance basis.

      Substantially all of our policy revenues with respect to ordinary life reinsurance are written on an automatic treaty basis. Ordinary life reinsurance is written on a facultative basis only in limited circumstances, generally for primary insurers with whom we have automatic treaty reinsurance business. More than 99% of our ordinary life reinsurance business is written on a quota share or surplus basis.

      We generally require ceding life insurance companies to retain at least 10% of every risk, whether the business is written on a surplus or quota share basis. We generally seek to limit our own net liability on any one ordinary life risk to $0.75 million. The majority of the ordinary life reinsurance agreements remain in force for the life of the underlying policies reinsured. We are generally entitled to renewal policy revenues absent the death of the insured, voluntary surrender or lapse of the policy due to non-payment of premium. In some cases, the ceding company has the right to recapture the business after a designated period of time.

      Group life reinsurance. Group life reinsurance is the reinsurance of various types of group life policies. Employee-employer group term life cover represents the majority of such business. Group life reinsurance generally is written on an annual basis resulting in the terms of such contracts being subject to renegotiation or cancellation each year.

      Disability. Converium Life operations provide reinsurance for disability coverage, which provides payments or annuities in case of permanent, total or partial disability. Disability coverage is generally included within a life insurance contract. Coverage can be defined as disability due to own occupation or due to any occupation.

      Critical illness. Critical illness or dread disease insurance is coverage to provide lump sum payments in case of certain life threatening diseases. The four main diseases are heart attack, stroke, coronary artery bypass surgery and cancer. In the last years critical illness policies have developed very rapidly in many insurance markets to include a wide range of additional diseases. Policies can be sold on a stand-alone basis, as accelerated benefit or as additional rider to a life insurance contract.

      Long-term care. A long-term care insurance benefit is paid when an insured is not able to perform certain activities of daily living (ADLs), such as washing, feeding, dressing, toileting, transferring and mobility. The annuity is paid when the insured fails a defined number of ADLs.

      Risk premium reinsurance. We provide risk premium reinsurance, which generally refers to a proportional participation in life insurance policies.

      Modified co-insurance. Converium Life operations provide modified co-insurance, which generally takes the form of a proportional reinsurance structure to finance our client’s initial acquisition costs, such as agent and broker commissions.

      We have developed a team of highly skilled, experienced life underwriters, many of whom are actuaries or mathematicians. In addition, we utilize a profit testing system which helps us to determine appropriate pricing.

      In addition to our reinsurance products, we offer valuable services in select target markets to our life insurance clients. These services include:

•	product design and pricing

•	medical underwriting

•	claims settlement

•	risk strategy and other consulting services

•	providing surplus relief, which we believe is a core concern of some life insurers
      The principal markets served and targeted by our Converium Life segment are:

      United States. In the U.S. life reinsurance market, we are an active provider of retrocessional coverages. We focus on the life retrocessional market in the United States because we believe we can obtain more predictable results than available in the U.S. primary life reinsurance market because this business tends to be written in larger blocks which results in greater diversification of risk and because it can be written by a relatively small staff at lower costs. We also provide group life and structured/finite reinsurance in the United States.

      Germany. Germany is one of our core markets. Our principal products in Germany include risk premium reinsurance and modified co-insurance. In addition, we are participating in new products in Germany, including unit linked policies and disability covers. We expect the German life insurance industry to grow rapidly over the next few years due to, among other things, cuts in benefits from state pensions under recent changes in German pension law. We believe these developments will result in increased demand for modified co-insurance as private companies seek to offer new products to cover risks previously covered by government pensions. In addition, as with our German non-life business, we believe a sizeable opportunity exists in Germany for new structured/finite life reinsurance business as a result of the forthcoming transition to IAS accounting standards.

      Italy. Our principal products in Italy include group life, accident and modified co-insurance. Since January 2002, we have operated a branch office in Milan with a team of five people, after having received a license from the Italian Insurance Supervisory Authority (ISVAP). We believe the Italian market will grow at attractive rates over the next several years. We plan to introduce new products in Italy, including long-term care and critical illness coverages.

      France. Our principal products in France include group life and modified co-insurance. We maintain a branch office in Paris. We expanded our team to four people in the second quarter of 2001. We are seeking to write flexibly and be highly responsive to client needs in order to build our relationships in this large market.

      Latin America. Our life reinsurance operations have expanded significantly in Latin America in the last several years and our net premiums written had grown substantially until 2001 primarily due to the efforts of our representative office in Buenos Aires during 2001. As a result of the economic situation in Latin America, our life reinsurance operation’s growth slowed in 2002. Our principal products in the region include pension fund and group life reinsurance, largely written on a proportional basis. Due to the poor economic situation, however, premiums written have decreased in 2002. We anticipate new opportunities to accelerate the growth of our portfolio in the region as a result of the planned liberalization of the Brazilian reinsurance market, as well as the expected transfer of government sponsored retirement plans to the private insurance sector, although presently the time when these changes will be effective is not known.

      Middle East. Our principal line of business in the Middle East consists of group life reinsurance, largely written on a proportional basis. We expect that increasing awareness of life insurance in this region will accelerate the growth of personal insurance and our life reinsurance portfolio in this market.

      As of December 31, 2001, we provided life reinsurance under treaties with approximately 230 ceding companies. In 2001, on a combined basis, four ceding companies each accounted for at least $10 million of our life reinsurance revenues and in the aggregate represented approximately 40% of our ordinary life reinsurance revenues. The biggest part of the premium with these four companies comes from long-duration financing business, that shows sustainable results with low volatility. Otherwise, we market our ordinary life reinsurance to a broad cross section of companies, which vary in size, corporate structure and geographic location. Except for these four companies, no other primary life ceding company accounted for more than 10% of our life reinsurance revenues in 2001.

Competition

      The reinsurance business is competitive and, except for regulatory considerations, there are relatively few barriers to entry. We compete with other reinsurers based on many factors, primarily:

•	expertise, reputation, experience and qualifications of employees

•	local presence

•	client relationships

•	products and services offered

•	premium levels

•	financial strength

•	contract terms and conditions

•	speed of claims payment

      As a direct writer of reinsurance, we compete with a number of major direct marketers of reinsurance both in local markets and internationally. We also compete with a number of major reinsurers who write business through reinsurance brokers, and with Lloyd’s of London. We believe that our largest competitors, both locally and internationally, are:

•	Munich Reinsurance Company

•	Swiss Reinsurance Company

•	General Cologne Reinsurance Company, a subsidiary of Berkshire Hathaway, Inc.

•	Employers Reinsurance Corporation, a subsidiary of General Electric Company

•	Lloyd’s syndicates active in the London market

•	SCOR

•	Hannover Re Group, which is 75% owned by the mutual insurance group HDI Haftpflichtverband der Deutschen Industrie

•	companies active in the Bermuda market, including the Partner Re Group, XL Capital Ltd., Ace Ltd. and RenaissanceRe Holdings Ltd.

      Moreover, following the September 11th events, a number of new reinsurers and other entities have been formed to compete in or with our industry, and a number of existing market participants have raised new capital which may enhance their ability to compete.

Non-Life Underwriting, Pricing/ Structuring and Accumulation Control

      We regard underwriting and pricing as a core skill. Underwriting is the process by which we identify desirable clients and lines of business, cultivate profitable opportunities, and assess and manage our exposure, claims settlement and reserving risk for any particular exposure. In our view, underwriting requires a deep understanding of the client, their business and the market in which the client operates. In evaluating business opportunities, we rely heavily on a collaborative underwriting process that emphasizes communication and information sharing among our underwriting, actuarial/modeling, claims, legal and finance personnel. Our underwriters bring together all of those disciplines to properly understand, assess, price and execute policies in a manner appropriate to the nature of the risk.

      Our underwriters coordinate globally to access our centers of expertise and balance sheet capabilities to optimize solutions for our clients’ business needs. We have underwriting specialists throughout our worldwide organization, covering a wide range of disciplines that helps us assess our global risk exposures. In an effort to better serve our reinsurance clients, we integrate our underwriters and actuaries in client management teams. Specifically, we have developed, on a global basis, significant internal actuarial expertise, which we deploy to assess our non-life pricing and reserve adequacy and to develop, associated capital attribution formula and risk models. Additionally, our underwriting process draws upon our multidisciplinary specialists, many of whom have advanced academic degrees, and who include engineers, meteorologists, environmental scientists, economists, geologists, seismologists and mathematicians. These actuaries and other specialists are based around the world and work together to ensure and facilitate the application of best practices and the consideration of the most recent scientific developments. Moreover, we actively utilize and develop risk models and other sophisticated tools, many of which are proprietary.

      In developing underwriting guidelines, we assess market conditions, quality of risks, past experience, and expectations about future exposure. Where appropriate we seek to limit our capacity on a per claim, per event and per year basis, and employ aggregate annual limits and index clauses, which reset retention in the event of claims inflation. The overall objective of these procedures is to achieve an appropriate expected return on equity while safeguarding our solvency and creditworthiness. In particular, we seek to maintain a sufficient level of overall capital to retain a strong claims-paying rating under normal circumstances and a strong investment grade rating in the event of a significant loss.

      During the underwriting process, we carefully seek to ensure that we employ coherent and consistent structures, pricing and wording such that all of our contracts and commitments are in line with our underwriting guidelines. Compliance with these rules is regularly reviewed by our senior management, which may effect adjustments as deemed appropriate. For non-standard transactions, our legal staff is involved both in transaction structuring and contract wording throughout the process.

      Additionally, during the underwriting process, we assess and seek to control the amount and concentration of risk underwritten for various areas by analyzing aggregates and accumulation by region, peril or line of business, such as property catastrophe, aviation, marine, agribusiness and credit and surety. We normally use proprietary as well as commercially available tools to monitor our accumulations and relate them to our overall risk appetite. Aggregates are revised regularly and adapted in line with our current strategy and risk-bearing willingness and ability, and transformed into rules and parameters for underwriting decisions.

      In pricing business, we analyze various aspects of a prospective non-life reinsured’s business including, but not limited to, historical and projected loss and exposure data, future loss costs, financial stability and history, classes and nature of underlying business and policy forms, underwriting and claims guidelines, aggregation of loss potential (between contracts), the correlation of risk factors relevant to the proposed policy with those relevant to the rest of our portfolio, existing reinsurance programs (including potential uncollectible reinsurance) and the quality and experience of management.

      Our core pricing approach is to estimate the underlying frequency and severity of distributions so that we can develop an aggregate probability distribution of ultimate loss. In order to understand the cash flows we estimate premium collection and loss payout patterns. Taking into account the transaction structure we then create an aggregate probability distribution of the profit function of the contract after reflection of investment income generated by the cash flows as well as all expenses and taxes. From this we estimate the expected net present value of the profit expectation of the contract as well as the risk capital required by the contract. The risk capital is a function of the potential for loss from the contract, the duration of the liabilities and the correlation of the risk factors with the remainder of our book of business. The contract’s expected net present value is compared to its risk based capital to determine its profitability level. We also consider other items such as client and line of business desirability and associated business opportunities. We develop or enhance additional tools to assess non-traditional contracts where necessary or appropriate. For specialized lines, such as aviation, agribusiness and credit and surety, we have developed and continue to enhance pricing models that specify a particular pricing based on a number of risk factors including, for instance, financial risks such as interest rate volatility and stock or commodity market returns. Our comprehensive approach to risk modeling, and our integration of analytical expertise in client focused teams, allows us to quantify the potential balance sheet impact of these measurable risks.

      Our models give us the capability to easily and quickly analyze a contract under numerous structures. This in turn allows us to be creative, innovative and responsive in seeking to create a structure that satisfies our profit goals and risk appetite while simultaneously satisfying our clients’ objectives. Due to our strong modeling expertise and development of very fast simulation algorithms and simulations, we are able to price different structures very promptly. We are able to access our pricing system and database online and from anywhere around the world via telecommunication. For example, we can at any time price a particular transaction on site during a client visit in any region using all relevant information stored on our primary systems in Zurich, provide the client with a prompt quote and upon binding enter the new treaty into our ledger system.

      In order to realize fully the value of this ability we seek to gain a deep and thorough understanding of the subject business being covered. For most of our business, including all large and complex contracts, actuaries and other technical experts are part of the transaction team. They visit the client, build the models, and jointly with the underwriters price and structure the transaction. For the remainder of our business, internal actuaries or other experts including engineers, meteorologists, environmental scientists, economists, geologists, seismologists and mathematicians provide the analytic tools for the underwriter’s use.

      In order to provide maximum feedback to our underwriting teams we have developed management information systems that track the profitability of each contract from the time it is written until the last dollar is paid. We compare actual cash flows and ultimate loss ratios with our original expectations. This information then populates our data base. We then have the ability to extract information from our database and analyze the relationships between historic profitability and such variables as size of contract, production source, structure of transaction and size of client.

      With respect to the health-related products offered by our Non-Life business, we seek to underwrite very prudently, as profit margins can be eroded in many jurisdictions by the rapid inflation of medical costs and risks in the behavior of policyholders. In addition, these products are often characterized by low retentions and high reinsurance commissions paid to the ceding company, which reduce the profitability of the reinsurer. Additionally, we focus on minimizing expenses from the health reinsurance we underwrite.

Non-Life Claims Management

      Individual claims reported to our Non-Life operating units are initially monitored and managed by the claims departments at each unit. At this level, claims administration includes reviewing initial loss reports, monitoring claims handling activities of clients, requesting additional information where appropriate, establishing initial case reserves and approving payment of individual claims. Authority for payment and establishing reserves is always established in levels, depending upon rank and experience in the company.

      In addition to managing reported claims and conferring with ceding companies on claims matters, our claims departments conduct periodic audits of specific claims and the overall claims procedures of our clients at the offices of ceding companies. We rely on our ability to monitor effectively the claims handling and claims reserving practices of ceding companies in order to establish the proper reinsurance premium for reinsurance agreements and to establish proper loss reserves. Moreover, prior to accepting certain risks, our claims departments are often requested by underwriters to conduct pre-underwriting claims audits of prospective ceding companies. We attempt to evaluate the ceding company’s claims-handling practices, including the organization of their claims department, their fact-finding and investigation techniques, their loss notifications, the adequacy of their reserves, their negotiation and settlement practices and their adherence to claims-handling guidelines. Following these audits, the claims departments provide feedback to the ceding company, including an assessment of the claims operation and, if appropriate, recommendations regarding procedures, processing and personnel.

      In addition to our individual claims departments, we have established a Claims Services department located in Zurich, which is designed to oversee or supervise the management of frequent, severe or long-tail claims, particularly in common law markets (outside of North America) and Asia. In addition, our Claims Services department functions as a coordinator in cooperative efforts involving claims services, actuarial, risk modeling and underwriting functions. For example, our Claims Services personnel help coordinate the establishment of proper reserving and risk assessment functions across our global organization. These claims specialists also seek to provide value directly to our customers by way of assessment, consultation, training seminars, publications and a website.

      Generally, our claims department seeks to maintain a payment turnaround time of two days on undisputed claims. In addition, the claims department provides other added-value services to customers, e.g., hosting professional seminars, issuing publications, including the In Focus newsletter and surveys on topics of interest, as well as maintaining a claims-related website.

      Our North American unit has developed Converium Claim, a website which facilitates our North American claims management functions. Through Converium Claim, our clients have convenient and secure access to our claims payment database to inquire about the status of payments due on proof of loss claims.

Converium Life Underwriting and Claims

      We have developed underwriting guidelines, policies and procedures with the objective of controlling the quality and pricing of the life reinsurance business we write. Our life reinsurance underwriting process emphasizes close collaboration among our underwriting, actuarial, administration and claims departments. We determine whether to write reinsurance business by considering many factors, including the type of risks to be covered, ceding company retention and binding authority, product and pricing assumptions and the ceding company’s underwriting standards, financial strength and distribution systems.

      We believe that one of our strengths is our expertise in medical underwriting. We seek to work closely with our clients and, as a value-added service, share this expertise in order to build client loyalty and better understand their risks. Additionally, we maintain a website for the German market that provides information on medical underwriting-related topics which may be accessed and utilized by our ceding clients.

      We generally do not assume 100% of a life reinsurance risk and require the ceding company to retain at least 10% of every reinsured risk. We regularly update our underwriting policies, procedures and standards to take into account changing industry conditions, market developments and changes in medical technology. We also endeavor to ensure that the underwriting standards and procedures of our ceding client entities are compatible with ours. Toward this end, we conduct periodic reviews of our ceding clients’ underwriting and claims procedures.

      Life, accident and disability claims generally are reported on an individual basis by the ceding entity. In case of large, difficult or doubtful claims, cedents provide us with all supporting documents. We also investigate claims generally for evidence of misrepresentation in the policy application and approval process. In addition to reviewing and paying claims, we monitor both specific claims and overall claims handling procedures of ceding companies.

      We monitor the loss development of our life reinsurance treaties and compare them to our expected returns on a regular basis. In the case of significant deviations, we may seek to negotiate alternative contract provisions, including increased premiums or higher retentions.

      For our life reinsurance business, the interaction between our actuaries and underwriters is very close as most of our underwriters are also mathematicians. We use commercial as well as proprietary tools to assess the profitability of the business. Our life underwriting seeks to ensure that our expected stream of distributable profits will earn an adequate estimated risk adjusted return. Our analysis also includes sensitivity measures to control the risk exposure of our global portfolio. As part of the underwriting process, we also, on an annual basis, derive the embedded value of our life reinsurance portfolio and its change over time which enables us to measure the growth and profitability of our life reinsurance business.

Catastrophe Risk Management

      Natural peril and man-made catastrophe risk management is an essential part of our overall corporate risk management plan. To help us globally measure and monitor our exposure to natural catastrophic events, we have established a Global Catastrophe Group comprised of senior management members with underwriting, actuarial, risk management and other specialized expertise. This group meets on a quarterly basis to review relevant aspects of our catastrophe underwriting and risk management.

      An integral part of our Global Catastrophe Group is our Natural Hazards Team, located in Zurich. This specialized team provides services and support to our underwriters and pricing actuaries in our offices around the world. Natural Hazards Team members are integrated with our actuarial and risk modeling staff. We believe that centralizing key catastrophe risk functions in our Natural Hazards Team helps produce a consistent catastrophe exposure analysis across our global operations. For example, our catastrophe risk specialists design, maintain and support state-of-the-art risk modeling software, to which our underwriters have direct access.

      In addition, we have adopted a central monitoring system which helps us to manage our worldwide accumulations of catastrophe risk by peril and region. In our global analyses we focus on key zones where we face a geographic concentration or peak exposures, such as U.S. hurricane risk. This centralized analysis is essential for a global reinsurer such as Converium since we may write business for the same peril or region from more than one of our worldwide offices. Also, we endeavor to monitor clash potential, both from lines other than property catastrophe as well as between certain perils and regions.

      A major component of our natural catastrophe risk management approach is to employ global portfolio optimization and geographic diversification. Utilizing careful risk selection, pricing, and modeling of portfolio additions, we seek to diversify our exposures while optimizing available capacity and maximizing our expected return on equity. This approach helps us to fully capitalize on the natural catastrophe reinsurance premiums our global balance sheet will support, while reducing the expected net impact of catastrophe losses. We believe this strategy leaves us well positioned to write additional business during periods of improving market conditions.

      The principal goals of our natural hazard risk management procedures include:

•	Measuring, monitoring and managing natural hazard exposures: For measuring natural hazard exposures we use specially developed software and techniques. For example, we use third party models developed by specialized consultants to assist with catastrophe underwriting and accumulation control. We also compare models for certain perils or regions where our models indicate higher variability. In addition, we have developed fully proprietary probabilistic tools to enhance the utility of our models.

•	Supporting risk mitigation measures: Our global monitoring system helps us to measure our accumulation of individual risks by peril and region. During renewal season, we seek to perform these functions on a continuous basis. In addition, we conduct a combined analysis for our worldwide portfolio at least on a quarterly basis. We believe that this centralized, global review helps us to monitor and manage our natural catastrophe loss potential and to take remedial action if our accumulations reach unacceptable levels. In addition, our monitoring system serves as the basis for structuring our own reinsurance protection.

•	Assisting with optimal capacity utilization: We use return-on-equity considerations to help us optimize expected profits from our catastrophe portfolio and to seek to improve its performance. We do this by dynamically adjusting capacity allocation during renewal periods as business is written, thereby optimizing our worldwide capacity and exploiting our diversification potential. We also review pricing levels in several markets prior to renewal, in order to incorporate this information in our business strategy.

•	Supporting clients in all elements of natural hazards risk management: The expertise developed by our catastrophe risk specialists in understanding and managing catastrophe risk allows us to assist our clients in assessing their own loss potential and in designing efficient risk transfer mechanisms. Further, we utilize our expertise to influence property catastrophe exposure reporting in the industry. For example, we led the enhancement of the market standard for the exchange of exposure data (CRESTA plus) between primary and reinsurance companies, thereby assisting market participants to adopt common reporting and better understand their natural catastrophe exposures. The new data format is easy and flexible to use. It allows an efficient exposure and loss data exchange between insurance and reinsurance companies. We believe that the use of CRESTA plus improves data quality, will enable more accurate risk assessment and helps save time and reduce costs.

•	Following post-disaster loss developments: Our catastrophe risk specialists produce estimates of our expected losses promptly after a catastrophe event. This rapid review helps us assess our liquidity needs and determine whether we need to take any remedial action. In addition, we regularly study catastrophe developments to improve our probabilistic models.

      The majority of the natural catastrophe reinsurance we write relates to exposures within the United States, Europe and Japan. Accordingly, we are exposed to natural catastrophic events which affect these regions, such as U.S. hurricane, California earthquake, European windstorm and Japanese earthquake events. Our estimated potential losses on a probable maximum loss (PML) basis, before giving effect to our retrocessional protection, are currently managed to a self-imposed maximum gross limit of $350 million for a 250-year return period loss.

      We use retrocessional reinsurance protection to assist our efforts to ensure that our risk tolerance is not exceeded on a per event or aggregate basis. We actively seek to combine traditional reinsurance protection with capital market solutions, in order to diversify our sources of risk bearing capital and, in particular, to provide us with additional protection in our higher retrocessional layers for up to approximately a 250-year event.

      We have developed substantial capital markets expertise, which we can use both to provide additional capacity to our clients and to improve our own results and risk profile. The key business reasons for using a capital markets-based solution rather than traditional reinsurance are as follows:

•	The lack of availability of high credit quality reinsurance protection at competitive prices for California earthquakes, U.S. hurricanes and European windstorms

•	The ability to achieve protection at stable prices for a multi-year period

•	To obtain better post-event liquidity relief compared to traditional retrocessionaires’ practices

•	To diversify sources of risk bearing capacity from more traditional reinsurance products

      For example, we have entered into a catastrophe agreement with ZIC based on ZIC’s transaction with TRINOM Ltd. to reduce our net retained loss for large catastrophe events that produce losses greater than what is referred to in the industry as a “once in 100 years” magnitude. Perils covered by TRINOM and our catastrophe agreement with ZIC, which we refer to as the CAT Retrocession Agreement, include U.S. hurricane, U.S. earthquake, and European windstorm losses that occur before June 18, 2004. See “— Retrocessional Reinsurance.”

      Lastly, as respects man-made catastrophes such as acts of terrorism, we have recently introduced a conservative monitoring and accumulation approach. We utilize a matrix system to track for each contract the level of exclusion (absolute or partial, sublimit or other) and its level of exposure. This allows us to assess and estimate our current portfolio-wide terrorism aggregates by adding contract exposure and taking into account its level of exclusion. While our methodology is being further developed and refined, it enables a conservative monitoring of our current exposure.

Retrocessional Reinsurance

      We purchase retrocessional reinsurance to better manage risk exposures, protect against catastrophic losses, access additional underwriting capacity and to stabilize financial ratios. The insurance or indemnification of reinsurance is called a retrocession, and a reinsurer of a reinsurer is called a retrocessionaire. We aggregate our ceded risk across our operations to achieve superior terms and pricing for our retrocessional coverage and to help us better assess our overall portfolio risk. Additionally, we incorporate the use of retrocessional coverage as a component of our underwriting process.

      The major types of retrocessional coverage we purchase include the following:

•	specific coverage for certain property, engineering, marine, aviation, satellite and liability exposures

•	catastrophe coverage for property business

•	casualty clash coverage for potential accumulation of liability from treaties and facultative agreements covering losses arising from the same event or occurrence aggregate stop loss protections

      Effective in 2000, we established a control procedure whereby our chief executive officer, along with the other members of our senior executive team, reviews the business purpose for all reinsurance purchases. Our senior executive team, generally our chief executive officer, approves all purchases before they are bound.

      Prior to entering into a retrocessional agreement, we analyze the financial strength and rating of each retrocessionaire. Afterwards, the financial performance and rating status of all material retrocessionaires is monitored.

      Retrocession arrangements do not relieve us from our obligations to the insurers and reinsurers from whom we assume business. The failure of retrocessionaires to honor their obligations could result in losses to us. Accordingly, we are exposed to the credit risk of our retrocessionaires. As of December 31, 2001, we had reinsurance recoverables from retrocessionaires of approximately $1.7 billion on paid and unpaid losses, loss adjustment expenses, including IBNR, and unearned premium reserve balances. We hold substantial amounts of collateral from certain of our retrocessionaires in the form of letters of credit and funds held balances to collateralize the reinsurance recoverables.

      In the event our retrocessionaires are not able to fulfill their obligations under our reinsurance agreements with them, Converium will not be able to realize the full value of the reinsurance recoverable balance. We record a reserve to the extent that reinsurance recoverables are believed to be uncollectible. The reserve is based on an evaluation of each retrocessionaire’s individual balances and an estimation of their uncollectible balances.

      The following table sets forth Converium’s ten largest retrocessionaires as of December 31, 2001, by ceded premiums written, and their respective A.M. Best or Standard & Poor’s claims-paying ability rating.

		Amount ceded		S&P/A.M. Best
Retrocessionaire	Retrocessionaire Group	in $ millions	% of total	Rating*

Hannover Reinsurance	HDI Haftpflichtverband der Deutschen Industrie	$51.1	12.8%	AA-/ A+
Manulife Europe Reinsurance Corporation	Manulife Financial Group	42.7	10.7	AA+/ A++
London Life and General Reinsurance Company	Great-West Life Assurance Group	33.5	8.4	AA+/ A++
AIG	American International Group Inc	32.9	8.3	AAA/ A++
Zurich Financial Services	Zurich Financial Services	28.5	7.2	A+/ A
Inter-Ocean Re	Inter-Ocean Holdings	27.4	6.9	A/ A
AXA	AXA Group	25.9	6.5	AA/ NR
Interpolis Reinsurance Services Limited	Rabobank	23.6	5.9	NR/ NR
Fortress Re Inc	National Group	18.9	4.7	NR/ A
Lloyds Underwriters	Lloyds	13.4	3.4	A/ A-

Total provided by top ten retrocessionaries, and percentage of total retrocessional reinsurance		$297.9	74.7%

Total retrocessional reinsurance		$398.6	100.0%

*	Rating as of November 8, 2002

      As Converium Zurich operated as a division of ZIC prior to the Formation Transactions, a portion of the retrocessional coverage for Converium’s account reflected in the table above reflects contracts to which ZIC, or another affiliate of Zurich Financial Services, is the legal counterparty to the retrocessionaire. As a consequence of the Formation Transactions, Converium Zurich has assumed both the benefits and the financial risks relating to these third party reinsurance recoverables under the Quota Share Retrocession Agreement. We manage all third party retrocessions related to the business reinsured by Converium Zurich. ZIC and ZIB are obligated under the Quota Share Retrocession Agreement, during its term, to maintain in force, renew or purchase third party retrocessions covering the reinsurance covered by the Quota Share Retrocession Agreement at the sole discretion of Converium.

      In addition, Zurich Financial Services, through its subsidiaries, provides us with a degree of retrocessional reinsurance coverage following the Formation Transactions. In particular, Zurich Financial Services, through its subsidiaries, has agreed to provide us with coverage relating to potential losses arising out of the Unicover Occupational Accident Reinsurance Pool involving Amerisafe and to arrangements that cap our net exposure for losses and loss adjustment expenses arising out of the September 11th terrorist attacks at $289.2 million, the amount of loss and loss adjustment expenses we recorded as of September 30, 2001. As part of these arrangements, subsidiaries of Zurich Financial Services have agreed to take responsibility for non-payment by the retrocessionaires of Converium Zurich and Converium Cologne with regard to losses arising out of the September 11th attacks in excess of the $289.2 million cap. While the cap does not cover non-payment by the retrocessionaires of Converium North America, our only retrocessionaire for this business is a unit of Zurich Financial Services. Therefore, we are not exposed to potential non-payments by retrocessionaires for these events in excess of the $289.2 million cap, although we will be exposed to the risk of non-payment of Zurich Financial Services units and we will be exposed to credit risk from these subsidiaries of Zurich Financial Services.

Catastrophe Protection

      Converium has entered into agreements for coverage of losses related to certain catastrophic loss events. These agreements include both traditional reinsurance as well as a catastrophe derivative agreement, as described more fully below. The traditional reinsurance agreements cover losses from events in excess of $90.0 million.

      On June 8, 2001, ZIC entered into a transaction with Trinom Ltd., a Bermuda company that ultimately provides ZIC with specific high-limit catastrophe protection. Trinom is a special purpose entity established by ZIC in Bermuda, and which issued all of its common shares to a Bermuda trust. Trinom’s business consists solely of issuing three-year catastrophe securities to third-party qualified investors in the form of preference shares and two classes of notes. Simultaneous with the offering of these securities, Trinom entered into a counterparty contract with ZIC whereby Trinom will make payments to ZIC from its funds to cover defined catastrophic losses in the United States and Europe. ZIC is required to make payments to Trinom based on the balance of Trinom’s funds and the magnitude of its losses. The owners of the securities are entitled to receive their original investment, plus interest on the notes or dividends on the preference shares, both paid quarterly, less any loss payments made to ZIC.

      Additionally, as part of the Formation Transactions, ZIC and Converium have entered into a catastrophe derivative agreement (the “Catastrophe Agreement”) in the form of a purchased option whereby Converium receives protection from ZIC under terms similar to ZIC’s protection under the Trinom transaction. Converium will pay ZIC amounts at least equal to the payments made by ZIC to Trinom. Similarly, Converium is entitled to receive payments from ZIC that are similar to those that ZIC is entitled to receive from Trinom. However, there is no contractual relationship between Converium and Trinom as only ZIC is the legal counterparty to the Trinom transaction. This Catastrophe Agreement became effective as of June 18, 2001, and will remain in effect for the same period as ZIC’s agreement with Trinom, including any extension thereto.

      The coverage ZIC and ultimately Converium have obtained from the Trinom transaction and the related Catastrophe Agreement is expected to reduce Converium’s net retained loss for large catastrophe events that produce insured losses greater than what is referred to in the industry as “once in 100 years” magnitude. Perils covered by the Trinom transaction and the Catastrophe Agreement include only U.S. hurricane, U.S. earthquake, and European windstorm losses that occur before June 18, 2004. Payments from Trinom to ZIC, and similarly from ZIC to Converium, are based on modeled reinsurance losses for ZIC and ultimately Converium’s exposures at the time of the Trinom transaction.

      In a modeled loss contract, the covered party’s aggregate exposure to each geographical region and type of catastrophe, by line of business, is compared to industry-wide data in order to produce the covered party’s market share of particular loss events by line of business using commercially available natural catastrophe loss simulation modeling software. The software simulates a catastrophe, at various levels of severity, by generating certain probabilistic loss distributions, in order to calculate industry-wide losses and the corresponding losses for the covered party on a “ground-up basis,” by line of business. These losses are then compared to the modeled loss contracts to determine the amount of the covered party’s recovery in respect of such an event.

      Because the Trinom transaction is in two tranches, Converium’s coverage under the Catastrophe Agreement is also effectively in two tranches. The first tranche provides first event coverages of approximately $65.0 million on 68% of losses that exceed a range of losses from $209.0 million to $227.0 million; and the second tranche provides $97.0 million of coverage on 100% of second and subsequent event losses that exceed a range of losses from $100.0 million to $133.0 million. The amount of losses that must be incurred before coverage applies relates to the type of loss event, e.g. earthquake, hurricane or windstorm. The expected annual cost of the Catastrophe Agreement to Converium is approximately $9.4 million. However, if Converium collects amounts as a result of a loss event that is protected by the Catastrophe Agreement, Converium will be required to pay higher amounts for the remainder of the Catastrophe Agreement’s term, and to reduce the recovery by these higher amounts.

Loss and Loss Adjustment Expense Reserves

Establishment of Loss and Loss Adjustment Expense Reserves

      We are required by applicable insurance laws and regulations and U.S. GAAP to establish reserves for payment of losses and loss adjustment expenses that arise from our products. These reserves are balance sheet liabilities representing estimates of future amounts required to pay claims and claim adjustment expenses for insured claims which have occurred at or before the balance sheet date, whether already known to us or not yet reported. Significant periods of time can elapse between the occurrence of an insured claim, its reporting by the insured to the primary insurance company and from the insurance company to its reinsurance company. Loss reserves fall into two categories: reserves for reported losses and loss adjustment expenses and reserves for incurred but not reported, or IBNR, losses and loss adjustment expenses.

      Upon receipt of a notice of claim from a ceding company, we establish a case reserve for the estimated amount of the ultimate settlement. Case reserves are usually based upon the amount of reserves reported by the primary insurance company and may subsequently be supplemented or reduced as deemed necessary by our claims department. We also establish reserves for loss amounts that have been incurred but not yet reported, including expected development of reported claims. These IBNR reserves include estimated legal and other loss adjustment expenses. We calculate IBNR reserves by using generally accepted actuarial techniques. We utilize actuarial tools that rely on historical and pricing information and statistical models as well as our pricing analyses. We revise these reserves for losses and loss adjusted expenses as additional information becomes available and as claims are reported and paid.

      Our estimates of reserves from reported and unreported losses and related reinsurance recoverable assets are reviewed and updated. Adjustments resulting from this process are reflected in current income. The analysis relies upon the basic assumption that past experience, adjusted for the effect of current developments and likely trends, is an appropriate basis to estimate our current loss and loss adjustment expense liabilities. Because estimation of loss reserves is an inherently uncertain process, quantitative techniques frequently have to be supplemented by professional and managerial judgment. In addition, trends that have affected development of reserves in the past may not necessarily occur or affect reserve development to the same degree in the future.

      The uncertainty inherent in loss estimation is particularly pronounced for long-tail lines such as umbrella, general and professional liability and motor liability, where information, such as required medical treatment and costs for bodily injury claims, will only emerge over time. In the overall reserve setting process, provisions for economic inflation and changes in the social and legal environment are considered. The uncertainty inherent in the reserving process for primary insurance companies is even greater for the reinsurer. This is because of, but not limited to, the time lag inherent in reporting information from the insurer to the reinsurer and differing reserving practices among ceding companies. As a result, actual losses and loss adjustment expenses may deviate, perhaps materially, from expected ultimate costs reflected in our current reserves.

      In setting reserves, we utilize the same integrated, multi-disciplinary approach we use to establish our reinsurance prices. After an initial analysis by members of our actuarial staff, preliminary results are shared with appropriate underwriters, pricing actuaries, claims and finance professionals and, as appropriate, senior management. Final actuarial recommendations incorporate feedback from these professionals.

      We have developed a proprietary global loss reserve estimation system, which we refer to as FRAME. It applies a number of standard actuarial reserving methods on a contract by contract basis. This allows us to calculate estimates of IBNR for each transaction based on its own characteristics. Specifically, for each contract, we initially utilize the expected loss ratio we estimated during the underwriting and pricing process, and apply the specific paid and incurred loss emergence patterns for that transaction. In some cases, the initial expected loss ratio is revised over time. For smaller transactions we apply emergence patterns which we believe are characteristic for this type of business. Where applicable, we apply the specific terms of the contract, such as per-loss event limits and aggregate loss limits per period, within the calculations. In the case of contracts that have significant structural elements, such as aggregate deductible or loss corridor provisions, we utilize a probabilistic estimation approach.

      In addition to these bottom-up approaches we utilize standard top down analyses. For these methods we aggregate the majority of our business into a number of homogeneous classes and apply standard actuarial reserving techniques. This provides an alternative view that is less dependent on pricing information.

      The various methods described above allow us to produce a range of reserve estimates. We review these estimates and establish our reserves at a reasonable level within the range.

      In accordance with U.S. GAAP, we do not establish contingency reserves for future catastrophic losses in advance of the event’s occurrence. As a result, a catastrophe event may cause material volatility in our incurred losses and reserves and a material impact on our reported income, subject to the effects of our retrocessional reinsurance. For further details on our catastrophe risk and reinsurance programs, see “— Catastrophe Risk Management” and “— Retrocessional Reinsurance.”

Adequacy of Reserves

      Given the inherent uncertainty of the loss estimation process described above, we employ a number of methods to develop a range of estimates. On the basis of our actuarial reviews we believe our liability for gross losses and loss adjustment expenses, referred to as gross reserves, and our gross reserves less reinsurance recoverables for losses and loss adjustment expenses ceded, referred to as net reserves, at the end of all periods presented in our financial statements were determined in accordance with our established policies and were reasonable estimates based on the information known at the time our estimates were made. These analyses were based on, among other things, original pricing analyses as well as our experience with similar lines of business and historical trends, such as reserving patterns, exposure growth, loss payments, pending levels of unpaid claims and product mix, as well as court decisions and economic conditions. However, since the establishment of loss reserves is an inherently uncertain process, the ultimate cost of settling claims may exceed our existing loss and loss adjustment expense reserves, perhaps materially. Any adjustments which result from changes in reserve estimates are reflected in our results of operations.

      Since reserving is an inherently uncertain process, we retained, in the second quarter of 2001, the actuarial consulting firm Tillinghast-Towers Perrin, or Tillinghast, to perform an independent review of our non-life net reserves as of December 31, 2000. In their analysis, Tillinghast relied on data available at the time we issued our December 31, 2000 financial statements, and also on certain information that became available subsequently. Tillinghast relied on us as to the accuracy and completeness of this data and information. Based on the Tillinghast analysis, which reflected certain information that became available after the issuance of our December 31, 2000 financial statements and based on our own evaluations of these new developments, we recorded in the first half of 2001 additional provisions of $112 million, net of reinsurance, principally related to accident years 2000 and prior at Converium North America. Tillinghast has confirmed to us that our net reserves as of December 31, 2000 plus the first half of 2001 reserve strengthening correspond to Tillinghast’s best estimate of our liabilities for net loss and loss adjustment expenses as of December 31, 2000 for Converium on a consolidated basis. Tillinghast has not conducted a review with respect to our reserves subsequent to December 31, 2000.

      The $112 million reserve strengthening discussed above was determined in accordance with our loss reserving policies as described in “— Establishment of Loss and Loss Adjustment Expense Reserves”, and was recorded in accordance with our established accounting policies as described in Note 2(c) of our financial statements. Under these policies we review and update our reserves as experience develops and new information becomes known, and we bring our reserves to a reasonable level within a range of reserve estimates by recording an adjustment in the period when the new information confirms the need for an adjustment. The Tillinghast review was begun during the second quarter of 2001 and completed in the third quarter. Tillinghast actuaries had conducted similar reviews for other insurers and reinsurers and were able to refer to their proprietary loss development data. Tillinghast also used several top-down approaches including their broad database of insurance and reinsurance loss trends. Tillinghast actuaries and our Converium actuaries were also able to access information that was not known in the first quarter of 2001 when we completed our year-end 2000 financial reporting to Zurich Financial Services. This information included most fourth quarter 2000 and some first quarter 2001 reports from our ceding companies who typically report on a one-quarter lag. Analyses of these reports in relation to earlier periods’ reports, disclosed adverse loss development across several lines of business, mainly relating to general liability, commercial auto liability and umbrella policy business written in 1996 through 1999. We reviewed and evaluated this new information as we completed our first half 2001 financial reporting. Our revised estimate of reserves, based mainly on the new ceding company reported data, was in line with Tillinghast’s principally top-down reserve estimate within its range of estimates. Accordingly, we recorded an adjustment to loss and loss adjustment reserves at that time.

      In the second half of 2001 we recorded an additional $11.6 million of net adverse loss development. See “— Loss Reserve Development.”

      During the third quarter of 2002, Converium North America and Converium Cologne noted the continued emergence of increased loss experience related to prior years. As a result of actuarial work performed at Converium North America through the third quarter, management concluded that ultimate losses will most likely be higher in the range of possible outcomes than previously estimated. In the three months ended September 30, 2002, Converium North America increased loss and loss adjustment reserves approximately $47.0 million, primarily related to accident years 1997-2000. Approximately $17.0 million was recorded relating to professional liability product lines (nursing homes) with the remainder primarily in the automobile excess, medical excess and umbrella liability lines.

      For the nine months ended September 30, 2002, Converium Group’s results were impacted as a result of the recognition of a $84.0 million provision for new reserve development on prior years’ business, representing a movement of 2.0% of the net non-life reserves at December 31, 2001. For the nine months ended September 30, 2002, Converium North America recorded reserve development of $66.9 million, and Converium Cologne recorded an additional $31.1 million in reserves related to prior years’ business. This was partially offset by positive reserve development of $14.0 million in Converium Zurich. The Converium North America loss reserve analysis that resulted in our recording provisions for additional losses on our automobile excess, medical excess, professional liability (nursing homes) and umbrella liability lines of business in the third quarter, also revealed that similar trends may be developing in other liability lines of business that we wrote in the years 1997 to 2000.

      Converium North America has finalized its loss reserve analysis that will result in the recording of additional provisions for losses on its commercial umbrella, miscellaneous casualty (particularly professional liability, nursing homes), medical errors and omissions liability, motor liability, and workers’ compensation lines of business of $70.3 million net for the fourth quarter 2002, which are in addition to the $47.0 million that were recorded during the third quarter 2002. These additional provisions are the result of the continued emergence of increased reported losses versus expected losses related to prior years.

      As a result of increasing rates and tightening terms and conditions Converium expects a continuing improvement in the underwriting performance of the in-force non-life business. In particular, the effect of rate increases post-September 11th and the relatively low frequency of major airline losses in accident year 2002 so far indicate that losses in Converium’s aviation business appear to be low in comparison with past experience. Converium thus believes that the additional reserve actions in Converium North America are likely to be offset by a continued improvement in the in-force business during the fourth quarter 2002 coupled with favorable earnings in the aviation business, which may emerge in the fourth quarter 2002. These favorable earnings could, however, be affected by final reporting by ceding companies for major losses of a catastrophic nature which may occur prior to the end of the year 2002.

      Prior to his becoming a member of our Board of Directors, Terry G. Clarke was a consulting actuary with Tillinghast — Towers Perrin and a principal of Towers Perrin until his retirement at the end of 2001.

Mr. Clarke retired from Tillinghast on December 31, 2001 and did not participate in Tillinghast’s actuarial review of Converium described above.

Effects of Currency Fluctuations

      A significant factor affecting movements in our net reserve balances has been currency exchange rate fluctuations. These fluctuations affect our reserves because we report our results in U.S. dollars. As of December 31, 2001, approximately 35.9% of our non-life reinsurance reserves are for liabilities that will be paid in a currency other than the U.S. dollar. We establish these reserves in original currency, and then, during our consolidation process, translate them to U.S. dollars using the exchange rates as of the balance sheet date. Any increase or decrease in reserves resulting from this translation process is recorded directly to equity and has no impact on current earnings. When new losses are incurred or adjustments to prior years’ reserve estimates are made, these amounts are reflected in the current year net income at the average exchange rates for the period.

Loss Reserve Development

      The first table below presents changes in the historical non-life loss and loss adjustment expense reserves that we established in 1994 and subsequent years. The top lines of the tables show the estimated loss and loss adjustment reserves, gross and net of reinsurance, for unpaid losses and loss adjustment expenses as of each balance sheet date, which represent the estimated amount of future payments for all losses occurring prior to that date. The upper, or paid, portion of the first table presents the cumulative amount of payments of the loss and loss adjustment expense amounts through each subsequent year in respect of the reserves established at each initial year-end. Losses paid in currencies other than the U.S. dollar are translated at consolidation into U.S. dollars using the average foreign exchange rates for periods in which they are paid. The lower, or reserve re-estimated portion, gross and net of reinsurance, of the first table shows the re-estimate of the initially recorded loss and loss adjustment expense reserve as of each succeeding period-end, including claims paid but recalculated using the foreign exchange rates for each subsequent period-end. The reserve estimates change as more information becomes known about the actual losses for which the initial reserves were established. The cumulative redundancy/(deficiency) lines at the bottom of the table are equal to the initial reserves less the liability re-estimated as of December 31, 2001.

      Conditions and trends that have affected the development of our reserves for losses and loss adjustment expenses in the past may or may not necessarily occur in the future, and accordingly, our future results may or may not be similar to the information presented in the tables below.

      In 1997, Zurich Financial Services and its subsidiaries, including the entities then operating under the “Zurich Re” brand name, retroactively adopted International Accounting Standards, or IAS, as of January 1, 1995. As a consequence, consolidated loss development data for Converium entities is not available on a consistent accounting basis prior to December 31, 1994 and is therefore not presented in this prospectus. The inconsistencies prior to December 31, 1994 principally arise from Converium entities having used different reserving methodologies on a country-by-country basis as was acceptable under generally accepted accounting principles in Switzerland. As an example, some European reserving practices have historically tended to be highly conservative, and therefore not consistent with IAS and U.S. GAAP “best estimate” practices. Accordingly, we have only been able to provide a consolidated loss development table commencing with December 31, 1994.

      The table below presents our loss and loss adjustment expense reserve development as of the dates indicated.

	As of December 31,

	1994	1995	1996	1997	1998	1999	2000	2001

	($ in millions)
Gross reserves for losses and loss adjustment expenses	$1,468.9	$1,891.4	$2,245.3	$2,636.4	$2,988.1	$3,545.7	$4,546.0	$5,710.5
Reinsurance recoverable	59.6	102.9	106.9	290.1	457.3	704.9	1,212.2	1,545.0
Initial net reserves for losses and loss adjustment expenses	$1,409.3	$1,788.5	$2,138.4	$2,346.3	$2,530.8	$2,840.8	$3,333.8	$4,165.5
Cumulative paid as of:
One year later	405.9	443.9	466.0	514.5	610.0	850.6	885.2
Two years later	611.1	669.4	721.2	843.0	968.8	1,339.1
Three years later	736.2	803.1	921.7	1,064.4	1,250.7
Four years later	815.4	927.0	1,062.2	1,261.7
Five years later	896.8	1,007.7	1,178.3
Six years later	950.0	1,093.8
Seven years later	1,006.5
Net reserves re-estimated as of:
One year later	1,457.6	1,763.3	1,901.5	2,145.6	2,292.7	2,815.5	3,405.3
Two years later	1,499.0	1,642.6	1,853.5	2,051.3	2,274.9	2,922.4
Three years later	1,364.6	1,617.7	1,736.4	1,970.4	2,300.8
Four years later	1,396.2	1,541.1	1,677.3	1,989.1
Five years later	1,339.0	1,468.9	1,661.2
Six years later	1,284.5	1,452.9
Seven years later	1,260.1
Reinsurance recoverable re-estimated as of December 31, 2001	127.7	241.8	333.2	414.2	669.1	1,200.3	1,568.9
Gross reserves re-estimated as of
December 1, 2001	1,387.8	1,694.7	1,994.4	2,403.3	2,969.9	4,122.7	4,974.2
Cumulative net redundancy/ (deficiency)	149.2	335.5	477.2	357.2	230.0	(81.6)	(71.5)
Cumulative redundancy/ (deficiency) as a percentage of initial net reserves	10.6%	18.8%	22.3%	15.2%	9.1%	(2.9)%	(2.1)%
Cumulative gross redundancy/ (deficiency)	81.1	196.6	250.9	233.2	18.2	(577.0)	(428.2)
Cumulative redundancy/ (deficiency) as a percentage of initial gross reserves	5.5%	10.4%	11.2%	8.8%	0.6%	(16.3)%	(9.4)%

      As a significant portion of our reserves relate to liabilities payable in currencies other than U.S. dollars, any fluctuations of the U.S. dollar to those currencies will have an impact on the reserve redundancy/(deficiency). As seen from the table above, the net reserve position for 1998 developed favorably from $2,530.8 million as of December 31, 1998 to $2,300.8 million as of December 31, 2001, thereby reflecting a redundancy of $230.0 million. However, as seen from the table below, applying the exchange rate as of December 31, 1998 to the 1998 reserves re-estimated as of December 31, 2001 would result in re-estimated reserves of $2,463.0 million, or a redundancy of $67.8 million, illustrating that a substantial part of the apparent redundancy is due to currency movements, which may or may not persist to the date claims are actually paid. As a result of these currency movements, the cumulative redundancy/(deficiency) shown above is consistently higher/(lower) as of December 31, 2001 than if the reserves were shown on a constant exchange rate basis for all years presented. Due to inherent volatility of exchange rates, this effect may change in the future. Accordingly, we expect that future changes in foreign exchange rates will impact our reserve adequacy re-estimates. However, with respect to our primary currencies, we believe that the potential volatility of our liabilities is offset to a large extent by our efforts to invest in assets denominated in the same currency.

      The table above also shows that our net loss reserves have developed larger redundancies/ (lower deficiencies) than our gross loss reserves. Changes in estimates of our net losses directly impact our reported results. Accordingly, our estimates of reinsurance recoveries on incurred losses and our collections of those recoveries from our retrocessionaires also directly impact our reported results. See “— Retrocessional Reinsurance” above for a discussion of the types of retrocessional reinsurance coverage that we purchase.

      At December 31, 2001 we recorded $1,545.0 million of reinsurance recoverables on loss and loss adjustment expense reserves. Approximately 33.1% of this amount relates to workers’ compensation business and 26.1% relates to recoverables in connection with the September 11th terrorist attacks.

      At December 31, 2000, we initially estimated $1,212.2 million of reinsurance recoverables and during 2001 we increased this estimate to $1,568.9. At December 31, 1999 we initially estimated $704.9 million of reinsurance recoverables and during 2001 we increased this estimate to $1,200.3 million. These amounts are significantly higher than the reinsurance recoverable that we had recorded with respect to losses incurred through December 31, 1998. The increase is substantially related to workers’ compensation business written by Converium Reinsurance (North America) Inc. that we retroceded to other parties.

      For calendar years 1994 through 1997 our re-estimated reinsurance recoverables increased compared to our original estimates. These increases are principally related to higher reinsurance recoveries on higher than expected gross losses on CENY Business which has been 100% retroceded to CIC and CSUS. See “Formation Transactions and Relationship with Zurich Financial Services — Acquisition of the Converium North America Business — CENY Arrangements.”

      The following table shows the development of our initial reserves net of reinsurance using the same exchange rates in effect when each of the initial reserves was set to re-estimate the reserves in subsequent years.

	As of December 31,

	1994	1995	1996	1997	1998	1999	2000	2001

	($ in millions)
Initial net reserves for losses and loss adjustment expense	$1,409.3	$1,788.5	$2,138.4	$2,346.3	$2,530.8	$2,840.8	$3,333.8	$4,165.5
Net reserves re-estimated as of:
One year later	1,410.1	1,805.6	2,004.9	2,108.6	2,394.8	2,907.9	3,457.4
Two years later	1,479.5	1,758.2	1,925.4	2,078.8	2,412.6	3,035.5
Three years later	1,387.9	1,707.3	1,865.4	2,016.6	2,463.0
Four years later	1,405.6	1,674.5	1,819.3	2,035.0
Five years later	1,382.7	1,612.4	1,799.4
Six years later	1,338.7	1,589.9
Seven years later	1,306.6
Cumulative redundancy/
(deficiency)	102.7	198.6	339.0	311.3	67.8	(194.7)	(123.6)
Cumulative redundancy/ (deficiency) as a percentage of initial net reserves	7.3%	11.1%	15.9%	13.3%	2.7%	(6.9)%	(3.7)%

      As described below, the loss development triangles show net cumulative redundancies for 1994 through 1998 and net cumulative deficiencies for 1999 and 2000.

      In the first half of 2001, Converium recorded $112.0 million of net adverse loss reserve development as outlined in the preceding section. See “— Adequacy of Reserves”. In the second half of 2001, Converium recorded an additional $11.6 million of net adverse loss reserve development based on its year-end review of non-life reserves. Converium Cologne increased its asbestos and environmental reserves by $11.5 million in order to increase the survival ratio from 13.1 years at December 31, 2000 to 13.8 years at

December 31, 2001. See “— Reserves for Asbestos and Environmental Losses”. Converium Cologne also performed an in-depth analysis of its European and Middle East non-proportional motor book in light of current trends, including lower interest rates, higher long-term disability costs and longevity risk. As a result of this review, an additional $20.0 million in reserves were recorded for European and Middle East motor lines for years 2000 and prior. Converium Cologne also recorded an additional $9.8 million of reserves for energy and property business in the Middle East. Converium North America recorded adverse development of $39.0 million, mainly related to general liability, auto liability and umbrella business written in 1996 through 1999. Partially offsetting the above, loss reserves at Converium Zurich developed positively by $69.0 million, reflecting positive development of $30.0 in our aviation and space lines of business, primarily on non-proportional treaty business for years 1998 through 2000.

      In 2000, Converium recorded $65.4 million of net adverse loss development. This result was heavily driven by adverse development from the December 1999 European winter storms Anatol, Lothar and Martin. Since these events occurred in the last week of December 1999, it was difficult to estimate the resulting losses at December 31, 1999. In addition, Converium North America experienced adverse loss development mainly related to casualty treaty business from prior underwriting years.

      The principal factors which led to the favorable reserve developments shown in the accident year 1998 and prior column, as well as all prior columns, include the following:

•	Over the years, we have increased the portion of our business derived from specialty lines, in particular aviation and space. These lines are among the more complex and uncertain lines of business because of the potential for large losses. In addition, in specialty lines such as credit and surety business, the correlation between losses and general economic conditions, and in aviation and space, the longer reporting periods, increase the uncertainty of the reserving process. Initial reserve estimates were the best judgment at the time and reflected this complexity and uncertainty. Over time, the actual emergence of losses in these lines could be used as an indication of future loss emergence, or re-estimation of ultimate loss.

•	Increasingly, our clients have been able to provide more detailed and timely loss information. At the same time we have made technological advances in our reserving process. As a result, we have been able to perform more comprehensive analyses. This impact prevails throughout our portfolio. However, it is particularly noticeable for our traditional book of European property, European motor and European liability business.

•	We have entered into several new overseas geographical markets and had significant expansion in both existing and new markets in several longer-tailed liability lines of business. New lines of business and markets are inherently more uncertain than existing business and markets, where historical experience data can be used to support the reserving process. Accordingly, our initial estimates of ultimate losses for this business reflected these additional inherent uncertainties. Over time, as the actual emergence of losses in these markets could be used as an indication of future loss emergence, the re-estimation of losses indicated redundancies.

      The payment pattern of our loss and loss adjustment reserves varies from year to year. We estimate that the mean time to payment, on an undiscounted basis, of our loss provisions at December 31, 2001, was 4.0 years. We expect this average payout period to change as our mix of business changes.

Reconciliation of Beginning and Ending Loss and Loss Adjustment Expense Reserves

	2001	2000	1999

	($ in millions)
As of January 1,
Gross reserves for losses and loss adjustment expenses	$4,546.0	$3,545.7	$2,988.1
Loss reinsurance recoverable	1,212.2	704.9	457.3

Net reserves for losses and loss adjustment expenses	3,333.8	2,840.8	2,530.8
Losses and loss adjustment expenses incurred:
Current year	2,039.5	1,454.6	1,184.8
Prior years	123.6	65.4	(130.1)

Total	2,163.1	1,520.0	1,054.7

Losses and loss adjustment expenses paid:
Current year	359.1	222.0	53.0
Prior years	885.2	850.6	610.0

Total	1,244.3	1,072.6	663.0

Foreign currency translation effects	(87.1)	45.6	(81.7)

As of December 31,
Net reserves for losses and loss adjustment expenses	4,165.5	3,333.8	2,840.8
Reinsurance recoverable	1,545.0	1,212.2	704.9

Gross reserves for losses and loss adjustment expenses	$5,710.5	$4,546.0	$3,545.7

Reserves for Accident Years 1994 and Prior

      As of December 31, 2001, net reserves for losses and loss adjustment expenses included approximately $173.7 million of reserves related to losses from accident years 1994 and prior.

Reserves for Asbestos and Environmental Losses

      We have exposure to liabilities for asbestos and environmental impairment, from our assumed reinsurance contracts, primarily arising from business written by Converium Cologne. Our asbestos and environmental exposure primarily originates from U.S. business written through the London Market and from treaties directly written with reinsurers in the United States. We cancelled our relevant London Market reinsurance contracts in 1966 and 1967. At the time, we reduced our participation in asbestos and environmental-exposed U.S. treaties, with the eventual result that Converium Cologne ceased property and liability underwriting in the United States in 1990. The A&E reserves are roughly 50% for asbestos and 50% for environmental. Due to uncertainties as to the definitions and to incomplete reporting from clients, exact separation of asbestos and environmental exposures cannot be reached. We believe that Converium North America’s exposure to asbestos-related and environmental pollution claims is limited due to the diminutive amount of business written prior to 1987 and the protection provided by the continuing reinsurance protections described below under “Formation Transactions and Relationship with Zurich Financial Services.” In addition, Converium Zurich’s exposure is also minimal because, under the terms of the Quota Share Retrocession Agreement, Converium Zurich will only reinsure business written with an inception or renewal date on or after January 1, 1987. In 1986, our contract wording was revised, consistent with a general industry change, such that asbestos and environmental claims were generally excluded.

      As of December 31, 2001, our total loss and adjustment expense reserves, including additional reserves and IBNR reserves, for U.S.-originated asbestos and environmental losses are approximately $44.6 million or 1.1% of our total net reserves for losses and loss adjustment expenses. This provision includes reserves originally communicated by our cedents, together with additional reserves we established.

      We estimate that the survival ratio of our asbestos and environmental risk portfolio, calculated as the average ratio of reserves held, including IBNR, over claims paid over the last three years, is approximately 13.8 years. Survival ratio is an industry measure of the number of years it would take a company to exhaust its reserves for asbestos and environmental liabilities based on that company’s current level of claims payments. We currently have no retrocessional protection for our U.S.-originated asbestos and environmental exposure, other than the arrangements with Zurich Financial Services provided by the stop-loss agreement described above and the other arrangements described below under “Formation Transactions and Relationship with Zurich Financial Services.”

      Reserving for asbestos and environmental claims is subject to a range of uncertainties that has historically been greater than those presented by other types of claims. Among the complications are a lack of historical data, long reporting delays and uncertainty as to the number and identity of insureds with potential exposure. In addition, there are complex, unresolved legal issues regarding policy coverage and the extent and timing of contractual liability.

      In the environmental context, for example, such legal issues include:

•	whether administrative actions by environmental authorities constitute a “suit” which triggers an insurer’s duty to defend

•	the timing of injury or damage which triggers comprehensive general liability coverage

•	the allocation of indemnity and defense costs among triggered policy years or, in some circumstances, to the policyholders

•	the number of “occurrences” where environmental claims arise from one or more causes and result in one or more effects

•	the efficacy of policy exclusions for pollution and related matters

•	the extent to which personal injury insurance may apply in the context of environmental losses

•	whether environmental clean-up costs are “property damage” within the intent of a comprehensive general liability policy, and whether an action requiring the insured to undertake clean-up measures is an action for “damages” within the intent of such a policy

•	the applicability of so-called “owned property” exclusions in comprehensive general liability policies in the context of environmental claims

•	whether sums expended by an insured to investigate the remediation of hazardous waste constitute “loss” or “expense” within the intent of a comprehensive general liability policy

      In the asbestos context, many of these same issues exist, and other issues may arise concerning:

•	the scope of so-called “asbestosis” exclusions

•	the extent to which policy aggregate limits for product liability or completed operations apply in the context of a particular asbestos exposure

•	the interplay between various insurers’ policy wordings, especially in the context of the trigger of coverage, when determining insurers’ defense and indemnity obligations for a particular asbestos loss

•	the existence and nature of defense or defense reimbursement obligations under various policy forms

•	the disposition of asbestos claims in the context of policyholder or insurer insolvencies. These issues are not likely to be resolved in the near future

      Consequently, traditional loss reserving techniques cannot wholly be relied on and, therefore, the uncertainty with respect to the ultimate cost of these types of claims is greater than the uncertainty relating to standard lines of business. In addition, changes to existing legal interpretation, new legislation or new court decisions could materially impact our reserves, results of operations, cash flows and financial position in future periods.

Loss Reserve Development for the United States

      Consolidated loss development data for Converium is not available on a consistent accounting basis prior to December 31, 1994. Accordingly, we have provided a consolidated loss development table commencing with information as of December 31, 1994. In order to provide information regarding outstanding reserves relating to 1994 and prior years, we have provided a ten-year loss development table for business written by Converium North America. This business represented 35.0% of our outstanding net reserves as of December 31, 2001 related to 1994 and prior years. The remaining 65.0% represented business written by Converium Zurich and Converium Cologne. We have not provided ten-year loss development tables for either Converium Zurich, a former division of ZIC, or Converium Cologne, as none of this data is available on a consistent accounting basis prior to December 31, 1994. See “— Loss and Loss Adjustment Expense Reserves — Loss Reserve Development.”

      The table has been prepared using information from the statutory filings required in the United States. As such, the information differs from the consolidated table above as it is prepared on a basis of accounting other than U.S. GAAP. However, the change in accounting basis does not cause the table below to be materially different than the U.S. amounts included in the consolidated table above.

	As of December 31,

	1992	1993	1994	1995	1996	1997	1998	1999	2000	2001

	($ millions)
Gross reserves for loss and loss and loss adjustment expenses	$300.8	$323.7	$463.5	$721.9	$882.9	$1,244.2	$1,473.9	$1,825.7	$2,581.7	$2,845.7
Reinsurance recoverable	44.6	24.2	19.5	75.1	85.2	263.9	369.7	604.8	1,134.4	1,136.3
Initial net reserves for losses and loss adjustment expenses	256.2	299.5	444.0	646.8	797.7	980.3	1,104.2	1,220.9	1,447.3	1,709.4
Cumulative paid as of:
One year later	7.8	100.8	94.3	157.0	179.6	206.3	287.4	346.9	395.1
Two years later	147.7	149.4	183.6	270.0	315.9	396.5	510.7	628.5
Three years later	179.3	198.7	252.3	351.0	437.2	552.3	696.0
Four years later	209.2	233.2	296.9	417.1	531.2	655.9
Five years later	228.5	266.1	334.2	461.8	577.6
Six years later	241.5	273.4	357.2	485.3
Seven years later	252.0	283.3	367.0
Eight years later	257.4	288.4
Nine years later	260.6
Net reserves re-estimated as of:
One year later	254.4	312.0	444.6	639.4	816.1	982.0	1,117.5	1,301.9	1,611.7
Two years later	275.5	323.2	446.9	651.3	823.0	971.0	1,174.9	1,449.3
Three years later	281.3	324.3	453.6	656.7	810.2	985.8	1,225.9
Four years later	282.6	328.7	462.8	653.7	824.4	997.1
Five years later	287.5	333.2	458.9	635.0	805.7
Six years later	289.3	334.8	445.0	617.2
Seven years later	288.2	325.6	430.8
Eight years later	280.7	314.3
Nine years later	273.7
Reinsurance recoverable re-estimated as of December 31, 2001.	50.8	31.1	28.5	115.8	200.4	322.0	488.5	895.0	1,332.8
Gross reserves re-estimated as of:
December 31, 2001.	324.5	345.4	459.3	733.0	1,006.1	1,319.1	1,714.4	2,344.3	2,944.5

Cumulative net redundancy/(deficiency)	(17.5)	(14.8)	13.2	29.6	(8.0)	(16.8)	(121.7)	(228.4)	(164.4)
Cumulative redundancy/ (deficiency) as a percentage of initial net reserves	(6.8)%	(4.9)%	2.9%	4.5%	(1.0)%	(1.7)%	(11.0)%	(18.7)%	(11.4)%
Cumulative gross redundancy/(deficiency)	(23.7)	(21.7)	4.2	(11.1)	(123.2)	(74.9)	(240.5)	(518.6)	(362.8)
Cumulative redundancy/ (deficiency) as a percentage of initial gross reserves	(7.8)%	(6.7)%	0.9%	(1.5)%	(14.0)%	(6.0)%	(16.3)%	(28.4)%	(14.1)%

      The loss development triangles show net loss reserve deficiencies of greater than 10% for 2000, 1999 and 1998 as compared to the original net loss reserve established. This adverse development is primarily related to loss reserve increases recorded in calendar year 2001. The development was comprised principally of $112 million of prior year strengthening connected to the Tillinghast December 31, 2000 review (as previously described). The remaining $52 million was mostly comprised of unexpected claims on two liability treaties and from two companies that were declared insolvent.

      We also show gross loss reserves development for calendar years 1996 through 2000. The development in 1998, 1999, and 2000 relates primarily to workers’ compensation business assumed by Converium Reinsurance (North America) Inc. and almost entirely retroceded to other parties. The development in 1996 and 1997 relates to the CENY portfolio of business that was written on the Converium North America balance sheet and that is subsequently 100% retroceded to other Centre balance sheets. Accordingly the significant increases in our re-estimated reinsurance recoverables in these years is attributable to the increased workers compensation and CENY losses retroceded to our reinsurers.

Investments

      Our overall financial results are in large part dependent upon the quality and performance of our investment portfolio. Net investment income and net realized capital (losses) gains accounted for 8.4% of our revenues for the year ended December 31, 2001, 12.1% of our revenues for the year ended December 31, 2000 and 16.9% of our revenues for the year ended December 31, 1999. As of December 31, 2001, the carrying value of our investment portfolio was $4.9 billion.

      Our assets are invested with the objective of maximizing investment returns consistent with appropriate risk management, diversification, tax and regulatory considerations, and to provide sufficient liquidity to enable us to meet our obligations on a timely basis. We principally focus on high quality, liquid securities, and seek to invest in securities whose durations correspond to the estimated duration of the reinsurance liabilities they support.

      Our approach to fixed income investments is to limit credit risk by focusing on investments rated A or better and to reduce concentration risk by limiting the amount that may be invested in securities of any single issue or issuer. With respect to equity investments, we seek to diversify our equity portfolio so as to provide a broad exposure across major sectors of individual stock markets. To reduce the effects of currency exchange rate fluctuations, we seek to match the currencies of our investments with the currencies of our underlying reinsurance liabilities.

      Our investment practices are governed by guidelines established and approved by our Board of Directors. Although these guidelines stress diversification of risks, conservation of principal and liquidity, these investments are subject to market-wide risks and fluctuations, as well as risks inherent in particular securities.

      At December 31, 2001, predominantly, all of our investments were managed by affiliates of Zurich Financial Services. We have entered into investment management agreements with these managers on what we believe to be market terms. Under these investment management agreements, our portfolio of investment securities is managed in return for a fee based on the average total market value of the assets under management, as well as investment performance. We monitor the performance of, and fees paid to, these investment managers on a regular basis. In the second quarter of 2002, Zurich Financial Services sold certain of its investment management businesses, including Zurich Scudder Investments, Inc., which manages a portion of our investment assets, to Deutsche Bank AG. This transaction is not expected to have a material impact on our investment results. In the second half of 2002, we began to transition our asset managers from Deutsche Bank AG to new third party management.

      The table below presents the carrying value of our consolidated investment portfolios as of September 30, 2002 and as of December 31, 2001, 2000 and 1999.

			As of December 31,
	As of
	September 30,
	2002		2001		2000		1999

		% of		% of		% of		% of
	$ millions	Total	$ millions	Total	$ millions	Total	$ millions	Total

Fixed income securities	$1,812.6	40.8%	$2,331.4	47.4%	$2,236.2	51.4%	$2,098.9	49.6%
Equity securities	733.3	16.5	701.4	14.3	611.0	14.1	557.3	13.1
Funds Withheld Asset/Zurich Financing Agreement	1,632.4	36.7	1,598.5	32.5	1,335.2	30.7	1,412.7	33.4
Short-term investments	89.4	2.0	89.5	1.8	115.1	2.6	83.8	2.0
Other	176.9	4.0	195.1	4.0	52.2	1.2	80.1	1.9

Total investments	$4,444.6	100.0%	$4,915.9	100.0%	$4,349.7	100.0%	$4,232.8	100.0%

      As of September 30, 2002, total invested assets were $4,444.6 million compared to $4,915.9 million as of December 31, 2001, a decrease of $471.3 million, or 9.6%. The decrease is due to the transition of the Converium North America fixed income portfolio. In the third quarter, Converium North America began to transfer its assets to the new Converium Group asset managers. During September, fixed income securities of $1.3 billion were sold, with the proceeds transferred to the new asset managers in October 2002. At September 30, 2002, the proceeds of the sales were carried as cash equivalents and as receivable for securities sold. After the reinvestment of the proceeds into fixed maturity securities, the invested assets will increase to $5.7 billion and thus properly reflect the increase from growth in our underlying business, offset by realized and unrealized losses on the investment portfolio during 2002. After the reinvestment of these proceeds to the new fixed income managers, our asset mix is expected to approximate our target of 85% fixed income securities (including the Funds Withheld Asset) and short-term investments, 10% equity securities (excluding our shares in PSP Swiss Property AG, an indirect real estate investment), and 5% real estate and other (including our shares in PSP Swiss Property AG). At December 31, 2001, invested assets were comprised of 82% fixed income securities (including the Funds Withheld Asset) and short-term investments, 14% equity securities and 4% real estate and other.

      The table below presents the investment portfolios of our operating segments based on carrying value as of September 30, 2002 and as of December 31, 2001, 2000 and 1999.

			As of December 31,

	As of September 30,
	2002		2001		2000		1999

		% of		% of		% of		% of
	$ millions	Total	$ millions	Total	$ millions	Total	$ millions	Total

Non-Life Reinsurance
Converium Zurich	$2,875.9	64.7%	$2,273.2	46.2%	$1,458.3	32.0%	$1,467.1	33.6%
Converium North America	957.0	21.5	2,387.4	48.6	2,304.8	54.2	2,162.2	51.9
Converium Cologne	665.4	15.0	510.7	10.4	542.0	12.8	561.3	13.5
Converium Life	96.3	2.2	40.8	0.8	44.6	1.0	42.2	1.0
Eliminations	(150.0)	(3.4)	(296.2)	(6.0)	—	—	—	—

Total	$4,444.6	100.0%	$4,915.9	100.0%	$4,349.7	100.0%	$4,232.8	100.0%

      The eliminations line item above represents internal notes issued in 2001 between Converium Zurich and Converium North America, which are eliminated on a consolidated basis.

Fixed Maturities

      As of December 31, 2001, our fixed maturities portfolio, excluding the Funds Withheld Asset, had a carrying value of $2.3 billion and represented 47.4% of our total investment portfolio, excluding the Funds Withheld Asset, or 79.9% including the Funds Withheld Asset. This represents an increase in carrying value of $95.2 million, or 4.3%, from December 31, 2000, or an increase of $358.5 million, or 10.0%, including the Funds Withheld Asset (described more fully below).

      Our fixed income investments are managed by external investment managers and their performance is measured against benchmarks. We invest in government, agency and corporate fixed income securities of issuers from around the world that meet our liquidity and credit standards. We place an emphasis on investing in listed fixed income securities that we believe to be liquid. We invest in securities based on the currency and the estimated duration of our reinsurance liabilities.

      The table below presents our fixed income securities portfolio excluding the Funds Withheld Asset based on carrying value by segment as of September 30, 2002 and as of December 31, 2001, 2000 and 1999.

			As of December 31,

	As of September 30,
	2002		2001		2000		1999

		% of		% of		% of		% of
	$ millions	Total	$ millions	Total	$ millions	Total	$ millions	Total

Non-Life Reinsurance
Converium Zurich	$490.6	27.1%	$67.2	2.9%	$41.8	1.9%	$34.1	1.6%
Converium North America	711.6	39.2	1,930.6	82.8	1,817.3	81.2	1,681.5	80.1
Converium Cologne	514.1	28.4	292.8	12.6	348.4	15.6	356.4	17.0
Converium Life	96.3	5.3	40.8	1.7	28.7	1.3	26.9	1.3

Total	$1,812.6	100.0%	$2,331.4	100.0%	$2,236.2	100.0%	$2,098.9	100.0%

      Most of our fixed income securities are rated by Standard & Poor’s, Moody’s or similar rating agencies. As of December 31, 2001, approximately 95% of our fixed income securities portfolio was invested in securities rated A or better by these agencies and approximately 70% was invested in AAA/ Aaa-rated securities.

      The following table summarizes the composition of the fair value of our fixed income investment portfolio, excluding cash and cash equivalents, as of December 31, 2001, indicated by rating as assigned by Standard & Poor’s or Moody’s, using the higher of these ratings for any security where there is a split rating.

	As of December 31, 2001

	% millions	% of Total

AAA/Aaa	$1,623.9	69.7%
AA/Aa2	290.8	12.5
A/A2	288.0	12.3
BBB/Baa2	117.1	5.0
BB	10.0	0.4
Not rated	1.6	0.1

Total	$2,331.4	100.0%

      The table below presents the composition of our fixed income securities portfolio based on carrying value by scheduled maturity as of December 31, 2001.

	As of December 31, 2001

	% millions	% of Total

Due after one year through five years	$691.5	29.7%
Due after five years through 10 years	585.7	25.1
Due after 10 years	313.7	13.4
Mortgage and asset backed securities	740.5	31.8

Total	$2,331.4	100.0%

Equity Securities

      As of December 31, 2001, our equity securities portfolio had a carrying value of $701.4 million. This represents an increase in carrying value of $90.4 million, or 14.8%, from December 31, 2000. This increase is primarily due to an investment in PSP Swiss Property AG. As of December 31, 2001, equity securities comprised approximately 14.3% of our investment portfolio.

      Substantially all of our equity portfolio consists of listed securities. We seek to diversify our equity portfolio so as to provide a broad exposure across major sectors of individual stock markets. The majority of our equity portfolio is in developed markets with limited exposure to emerging markets. The equity markets around the world can produce highly volatile and significantly varied results due to local and worldwide economic and political conditions.

      Our guidelines also restrict our maximum investment in any one equity security or industry sector by reference to local benchmarks and applicable insurance regulations. As of December 31, 2001, no single equity security represented more than 10% of our equity securities portfolio.

Funds Withheld Asset/ Zurich Financing Agreement

      Prior to the Formation Transactions, Converium Zurich did not have a separate investment portfolio. Instead, its cash flows were managed by Zurich Financial Services pursuant to an agreement, which we refer to as the Zurich Financing Agreement. The Zurich Financing Agreement provided for interest based on a formula designed to reflect a total return on a diverse investment portfolio weighted approximately 75% to bond indices and 25% to equity indices. Accordingly, during most of 2000, Converium Zurich’s investment income reflected the overall poor performance of the stock markets for its equity component and generally declining interest rates for its fixed income component.

      The transfer of Converium Zurich’s business to Converium was effective as of July 1, 2001 by means of the Quota Share Retrocession Agreement. In addition, on that date, the Zurich Financing Agreement was cancelled and the Funds Withheld Asset was established. For a description of the Funds Withheld Asset and Quota Share Retrocession Agreement, see “Formation Transactions and Relationship with Zurich Financial Services — Acquisition of the Converium Zurich Business — Quota Share Retrocession Agreement.” Its initial balance was $1.3 billion, which was set to match the net balance of the liabilities, less the premium receivables (including outstanding collectible balances and reinsurance deposits), on the business to which the Quota Share Retrocession Agreement applies.

      The Funds Withheld Asset is increased by premiums (less premium refunds), salvage and subrogation, recoveries under retrocession agreements, profit commissions and other amounts received for the business subject to the Quota Share Retrocession Agreement, and is reduced by paid claims, profit commissions, amounts paid to maintain the retrocession agreements and other amounts paid on the business subject to the Quota Share Retrocession Agreement. The balance of the Funds Withheld Asset will decrease over time. We expect that the balance of the Funds Withheld Asset will have decreased by at least half within three years. However, business historically written on the ZIC and Zurich Insurance Bermuda (“ZIB”) balance sheets will be renewed and written on the Converium balance sheet. As a result, we will generate invested assets from the new and renewal business written on the Converium balance sheet which we expect to at least partially offset reductions of the balance of the Funds Withheld Asset.

      As of December 31, 2001, the Funds Withheld Asset was $1.6 billion. There was an increase of $0.3 million for 2001 which was substantially due to premium receipts.

      Under the Quota Share Retrocession Agreement, the interest payable to Converium AG on the Funds Withheld Asset is based on fixed interest rates tied to each of our major functional currencies. These interest rates were calculated as if the assets had been invested in fixed income securities denominated in the functional currencies payable on the Funds Withheld Asset as of July 1, 2001 and reflected the estimated duration of the underlying reinsurance liabilities as of that date. During 2001, the weighted average interest rate based on the currency mix on the Funds Withheld Asset was 5.4% and at

December 31, 2001, the weighted average interest rate was 5.3%. Interest payable on the Funds Withheld Asset is paid in cash, not credited to the Funds Withheld Asset.

      Interest on the Funds Withheld Asset is payable quarterly in the currencies of the assets held and the amount of interest payable will vary due to changes in the currency mix of the Funds Withheld Asset and changes in foreign exchange rates. Among other things, this structure is designed to reduce our exposure to foreign currency movement.

      Under the Quota Share Retrocession Agreement, the Funds Withheld Asset may be prepaid to us in whole or in part as of the end of any calendar quarter. In the event that the Funds Withheld Asset is prepaid, we would have to reinvest these assets in investments which may not provide yields comparable to those under the Quota Share Retrocession Agreement. To the extent we are not able to invest these funds at comparable yields, our investment income could be adversely affected.

      As a result of the amendment of the Zurich Financing Agreement on January 1, 2001 and its subsequent cancellation on July 1, 2001, and the establishment of the Funds Withheld Asset, we expect our investment results to differ from those we reported before. In particular, we believe that the bond yield basis by which interest on the Funds Withheld Asset is calculated, the elimination of the 25% equity component and our ability to invest our new capital and assets arising from future business will reduce the volatility of our investment earnings as compared with the total return basis of calculating income under the Zurich Financing Agreement. For example, if we had obtained the 5.4% weighted average interest rate reflecting the initial currency composition of the Funds Withheld Assets, on the average of the beginning and ending balance under the Zurich Financing Agreement in 2000, our investment income in 2000 on a pre-tax basis would have been approximately $30 million higher. In addition, as the balance of the Funds Withheld Asset declines, we believe that our investment results may improve as a result of our ability to manage our investments in response to changing market conditions and on a more diverse basis. However, we cannot assure you that we will experience improved investment results in the future, or that these results will contribute materially to our results of operations.

Short Term Investments

      As of December 31, 2001, our investment portfolio included short-term investments with a carrying value of $89.5 million. These investments represented 1.8% of our total investment portfolio. Our short-term investment portfolio includes investments in fixed-term deposits and fiduciary investments. These investments generally have maturities of between three months and one year. As of December 31, 2001, none of our short-term investments portfolio is restricted as to its use.

Other Investments

      As part of our overall investment strategy, we make investments that are generally referred to as alternative investments, principally private equity funds. For this purpose, we use the term private equity funds to refer to passive, structured investments, generally in the legal form of limited partnerships, managed by third party investment managers. Such investments include Insurance Partners, L.P. and Capital Z Financial Services Fund II, L.P.

      Our exposure to private equity fund investments as of December 31, 2001 was approximately $70.0 million. This figure represents the sum of the fair market value of invested capital and remaining unpaid commitments. Of this total, the value of remaining unpaid commitments was approximately $15.3 million.

Real Estate

      In late 2001, Converium acquired approximately $139.4 million of residential and commercial rental properties from subsidiaries of Zurich Financial Services. As of December 31, 2001, we had $143.3 million of investments in real estate, most of which were located in Switzerland, and our real estate portfolio represented 2.9% of our total investment portfolio.

Reinsurance Assets

      Retrocession agreements do not relieve us from our obligations to the reinsureds from whom we assume business. Accordingly, we are exposed to the credit risk of our retrocessionaires. We hold substantial collateral as security under retrocessional agreements in the form of deposits, securities and/or letters of credit. As of December 31, 2001, we had reinsurance recoverables from retrocessionaires of approximately $1.7 billion on paid and unpaid losses and loss adjustment expenses and unearned premium reserve balances, which includes recoverables totaling $362.9 million related to the Unicover Occupational Accident Reinsurance Pool. On an individual basis, none of the recoverables from these retrocessionaires exceeds 10% of equity. Recoverables from subsidiaries of Zurich Financial Services total 11.7% of equity at December 31, 2001. Recoverables from one other third-party retrocessionaire were 16.5% of equity at December 31, 2001. Such retrocessionaire is rated AA+ by Standard & Poor’s. There were no other recoverables from any other retrocessionaire that exceeded 10% of equity at December 31, 2001.

Capital Expenditures

      In the three years ending December 31, 2001, we invested a total of $57.1 million in fixed assets. Most of these amounts were invested in equipment and information technology, and were financed from our free cash flow. We currently intend to continue to make capital investments at a similar pace and, in particular, to further enhance our global intellectual informational technology platforms.

Ratings

      A.M. Best has rated Converium “A” (Excellent), Standard & Poor’s has rated Converium “A” (Strong) with stable outlook and Moody’s has rated Converium “A2” (Good) with stable outlook.

      A.M. Best states that its “A” (Excellent) rating is assigned to those companies which, in its opinion, have, on balance, achieved excellent financial strength, operating performance and market profile when compared to the standards established by A.M. Best and have demonstrated a strong ability to meet their ongoing obligations to policyholders. The “A” (Excellent) rating is the third highest of fifteen ratings assigned by A.M. Best, which range from “A++” (Superior) to “F” (In liquidation).

      Standard & Poor’s “A” range (“A+”, “A” and “A-”) is the third highest of four ratings ranges within what Standard & Poor’s considers the “secure” category. An insurer rated “A” is believed by Standard & Poor’s to have strong financial security characteristics, but to be somewhat more likely to be affected by business conditions than are insurers with higher ratings. A plus (+) or minus (-) shows relative standing in a rating category.

      Moody’s states that insurance companies rated “A” (Good) offer good financial security. However, elements may be present which suggest a susceptibility to impairment sometime in the future. Numeric modifiers are used to refer to the ranking within the group, with 1 being the highest and 3 being the lowest, however, the financial strength of companies within a generic rating symbol is broadly the same.

      Other agencies may rate Converium or one or more of our subsidiaries on an unsolicited basis.

      Our A.M. Best, Standard & Poor’s and Moody’s ratings are not designed to be, and do not serve as, measures of protection or valuation offered to investors and these claims-paying ratings should not be relied on with respect to making an investment in our securities. A.M. Best, Standard & Poor’s and Moody’s review their ratings periodically and we cannot assure you that we will maintain our current ratings in the future.

Employees

      As of December 31, 2001, Converium employed 740 people globally, including 274 at our offices in Zurich, 237 at our offices in the United States, 148 at our offices in Cologne, 13 in other European countries, 29 in the Asia-Pacific region and 39 in other regions. Of our total 740 employees, 702 are full-time employees.

      A relatively small number of our employees are represented by unions. We have not experienced any material work stoppages in recent years and we believe that our relations with our employees are excellent.

      The following is the distribution of the persons employed.

	As of December 31,

	2001	2000	1999(1)

Number of employees	740	752	643
Breakdown by geographic location
Zurich	274	292	292
United States	237	262	247
Cologne	148	135	104
Asia-Pacific region	29	32	N/A
Other regions	52	36	N/A
Breakdown by main category of activity
Underwriting	274	240	N/A
Finance	176	168	N/A
Actuarial	69	56	N/A
Other	221	274	N/A

(1)	We have been managed as a global integrated operation since 1998. The categories in the table above reflect our current geographic locations and main categories of activity. We did not organize our operations or account for our employees in the locations and categories specified for 1999.

Description of Property

      Our operational head office is located at General Guisan — Quai 26, 8002 Zurich, Switzerland, where we lease an aggregate of 227,226 square feet. We also maintain offices at:

•	our U.S. headquarters in New York, New York, at One Chase Manhattan Plaza, New York, NY 10005 where we sublease an aggregate of 77,013 square feet and

•	our German headquarters in Cologne, Germany, at Clever Strasse 36, 50668 Köln, Germany where we lease an aggregate of 44,918 square feet

      In addition to our headquarter offices, we lease space for our branch and marketing offices. In addition, we have administrative offices in Stamford, Connecticut. We believe that these facilities are adequate for our present needs in all material respects. We also hold other properties for investment purposes.

Legal Proceedings

      In the ordinary course of our business activities, we are from time to time involved in litigation with respect to liabilities which are the subject of reinsurance claims. These liabilities are taken into account in setting our technical reserves. Except as set forth below, we are not engaged in, nor to our knowledge is there pending or threatened by or against us, any legal, arbitration or administrative proceedings which we believe may, individually, or in the aggregate, have a material adverse effect on our financial position, profitability, results of operations or liquidity.

U.S. Life Insurance Co. Arbitration

      On November 29, 1999, US Life Insurance Company (“US Life”) initiated an arbitration proceeding against SNICIL, ZC Insurance Company, now known as Converium Insurance (North America) Inc., and Centre Insurance Company (“CIC”). US Life seeks to rescind a multi-year quota share reinsurance contract effective May 1, 1998 on the basis that material misrepresentations and omissions were made in procuring that contract. Inception-to-date amounts ceded to the contract through December 31, 2001 are $54.0 million premiums earned, $18.1 million commissions earned and $75.9 million losses incurred. Discovery commenced in this matter in the fall of 2001, and the matter is set for hearing in December 2002 and January 2003. Based on the limited information available to date, we are unable to predict Converium Insurance (North America) Inc.’s chances of prevailing in this action.

Unicover Litigation

      The Seattle, Washington litigation and the New York Supreme Court litigation among Converium Reinsurance (North America) Inc., (“CRNA”), the members of the Unicover Occupational Accident Reinsurance Pool (the “Pool”), Guy Carpenter & Company Inc. (“Guy Carpenter”) and Cragwood Managers, LLC have been settled. Pursuant to the settlement, CRNA has received and will receive reinsurance and indemnity payments from the Pool and Guy Carpenter in respect of 81% of the retrocessional obligations which CRNA contended were assumed by the Pool (with interest in the case of prior ceded losses) in respect of CRNA’s reinsurance of Amerisafe Insurance Group (“Amerisafe”). On the basis of this settlement and the aggregate excess of loss protection from Zurich Insurance Company (see Notes 9 and 15 to our financial statements), CRNA believes that it is fully protected through reinsurance agreements for all potential liability in respect of cessions assumed by CRNA from Amerisafe.

      The March 2001 litigation initiated by Amerisafe against CRNA, Guy Carpenter and Zurich Financial Services Group (“ZFS”) in the United States District Court for the Western District of Louisiana is scheduled for trial in August, 2003. ZFS has been dismissed from the suit, and documentary discovery is proceeding. Amerisafe contends that CRNA acted in bad faith in making certain loss payments pursuant to a reservation of rights and in initiating an arbitration and naming Amerisafe as a party in the Seattle, Washington litigation referred to above. Amerisafe seeks damages in an unstated amount. CRNA has moved for dismissal/summary judgment on the merits, which motion is undetermined at this time. CRNA has counterclaimed against Amerisafe seeking damages and/or avoidance of future losses on the basis that Amerisafe failed to adhere to underwriting guidelines. Based on the limited amount of information available to date, we are unable to predict CRNA’s chances of prevailing in this action. As part of the settlement of the Seattle, Washington action, the members of the Pool agreed to indemnify CRNA for 62% of up to $5 million in legal expenses incurred in connection with this litigation; this indemnity does not apply to any amounts which may be paid to Amerisafe pursuant to a judgment or settlement.

U.S. Tax Matter

      The Internal Revenue Service has issued a so-called 30-day letter disputing the tax treatment of the aggregate excess of loss reinsurance arrangement described below between Converium Reinsurance (North America) Inc. and ZIC. We have treated the stop loss arrangement as a capital support mechanism for U.S. federal income tax purposes. The IRS disputes this tax treatment and has proposed increased tax liability in the amount of $6.9 million for the year 1997. If the IRS were to prevail, the tax from Converium Reinsurance (North America) Inc. could increase, although we do not believe the taxes and penalties would be likely to be material to us as a whole. Zurich Reinsurance Centre Holdings, Inc., or ZRCH, has agreed to indemnify us for its liability in respect of this issue (with such indemnity being guaranteed by ZIC) pursuant to the Tax Sharing and Indemnity Agreement entered into between ZRCH and Converium Holdings (North America) Inc. ZRCH and we believe that the IRS’s proposed tax treatment is incorrect, and ZRCH has filed a written protest in opposition to the 30-day letter. We have been informed that ZRCH intends to pursue its defenses vigorously. The ultimate resolution of this issue cannot be predicted with certainty, however, if for any reason ZRCH or ZIC were unable to perform under the indemnity, we would be required to pay any resulting deficiency.

Superior National Matters

      After the purchase by Centre Solutions Holdings (Delaware) Limited, a subsidiary of Zurich Financial Services, of CIC, from the Superior National Insurance Group, Inc., or SNIG, in December

1998, CIC was a ceding insurance carrier for certain SNIG subsidiaries with respect to workers’ compensation insurance in California and other U.S. states. Under certain contracts, various SNIG-related entities provided CIC with policy administration, claims administration and reinsurance with respect to the ceded business. Pursuant to a Partial Commutation and Settlement Agreement dated December 31, 1999, which we refer to as the CIC Agreement, CIC received approximately $163 million of securities from a statutory deposit account maintained by California Compensation Insurance Company, or CalComp, and approximately $22 million of cash from insurance company subsidiaries. Under the CIC Agreement, among other things, CIC provided a release to CalComp and Superior National Insurance Company from any liability of up to $180 million under the SNIG subsidiaries’ reinsurance of ceded business placed with CIC.

      On or about March 6, 2000, the California Insurance Commissioner placed SNIG’s insurance subsidiaries in conservation. On September 26, 2000, the court placed these companies in liquidation and named the California Insurance Commissioner, referred to here as the Commissioner, as liquidator of those entities, referred to as the Superior National Insurance Companies in Liquidation, or SNICIL. The remaining SNIG entities filed voluntary petitions for relief under Chapter 11 of the United States Bankruptcy Code in April 2000.

      On January 16, 2002, the Commissioner filed a complaint against CIC and affiliates, as well as Converium Reinsurance (North America) Inc. (“CRNA”) and Converium Insurance (North America) Inc. (“CINA”), on behalf of SNICIL, in a proceeding in the Superior Court of the State of California, County of Los Angeles. The complaint alleges several counts, including voidable preferences and fraudulent transfers, seeking the recovery of transfers totaling $202.9 million, damages for breach of contract in the amount of $59.8 million, additional damages in an amount to be proved at trial, and punitive damages. The overwhelming bulk of the damages sought appear to arise out of CIC transactions, not CRNA or CINA transactions. CRNA and CINA moved to dismiss the complaint on April 15, 2002, and intend to defend this litigation vigorously and to assert various setoffs. As part of the Formation Transactions, Zurich Financial Services has agreed to indemnify Converium for liabilities arising out of or related to the assets not assumed by or transferred to Converium in the separation from Zurich Financial Services. Based on the limited information available to date, we are unable to predict CRNA’s and CINA’s chances of prevailing in this action. For a description of the cross indemnities we and Zurich Financial Services have provided to each other in connection with our separation, see “Formation Transactions and Relationship with Zurich Financial Services — Other Indemnity Matters.”

Canada Life

      On December 21, 2001, The Canada Life Assurance Company, Toronto (“Canada Life”), brought action against Converium Germany in the U.S. District Court of the Southern District of New York. Canada Life alleged that Converium breached certain quota share retrocession agreements with Canada Life by failing to indemnify its full percentage of Canada Life’s September 11th losses and by failing to post an $82.4 million letter of credit for its liability pursuant to the ISA facilities’ underlying agreements. Converium is disputing this claim on the grounds that its liability under the pertinent contracts is limited and is also raising other contracts defenses. In its decision of April 11, 2002, the U.S. District Court of the Southern District of New York dismissed Canada Life’s action, ruling that The Air Transportation Safety and System Stabilization Act, which Canada Life claimed to give the court jurisdiction over the subject matter, is not applicable. The court ruled that the act applies broadly to the actions filed by individual victims of the September 11th attacks but does not apply to disputes among reinsurers. As a result of this decision, Converium sent Canada Life a request to arbitrate. Canada Life has appealed the District Court’s decision in this matter, which appeal is currently pending.

      Converium has fully reserved this matter. However arrangements entered into with Zurich Financial Services provide for this matter to be covered by the agreed-to cap for September 11th related losses provided to Converium by Zurich Financial Services in conjunction with Converium’s global offering.

Material Contracts

      In connection with the Formation Transactions, we entered into the Master Agreement and certain other agreements with Zurich Financial Services and its affiliates. We also assumed $200 million of public debt from a subsidiary of Zurich Financial Services pursuant to a supplemental indenture we executed with the indenture trustee. For a description of these agreements, see “Formation Transactions and Relationship with Zurich Financial Services.” There are no other material contracts other than those entered into in the ordinary course of business.

Corporate Structure

      We are a multinational group of companies with insurance subsidiaries and other companies organized in jurisdictions worldwide. Our significant subsidiaries are Converium AG, Converium Holdings (North America) Inc., which holds our subsidiaries Converium Reinsurance (North America) Inc. and Converium Insurance (North America) Inc., and Converium Rückversicherung (Deutschland) AG. Converium will own, directly or indirectly, 100% of all of our operating companies, except for Converium Rückversicherung (Deutschland) AG of which we own 98.6% of the outstanding shares. Third party investors own the balance of the ordinary shares, which are listed on the Düsseldorf stock exchange (Rheinisch-Westfälische Börse zu Düsseldorf). Pursuant to the resolution of an extraordinary shareholders meeting of Converium AG in August 2002, Converium AG has initiated a process prescribed by German law which will allow it to purchase the remaining 1.4% of the shares of Converium Rückvesicherung at a price set by an independent appraiser. We expect this transaction will be completed by the end of 2002, after which Converium Rückversicherung will be wholly owned by Converium AG.

      Converium Finance S.A., the issuer of the notes, is 100% owned by Converium AG.

REGULATION

General

      The business of reinsurance is regulated in most countries, although the degree and type of regulation varies significantly from one jurisdiction to another. Reinsurers are generally subject to less direct regulation than primary insurers in most countries. In Switzerland and Germany, we operate under relatively less intensive regulatory regimes. Historically, neither Swiss nor German regulations have materially restricted our business. However, in the United States licensed reinsurers must comply with financial supervision standards comparable to those governing primary insurers. Accordingly, our U.S. subsidiaries are subject to extensive regulation under state statutes which delegate regulatory, supervisory and administrative powers to state insurance commissioners.

      This regulation, which is described in more detail below, generally is designed to protect policyholders rather than investors, and relates to such matters as rate setting; limitations on dividends and transactions with affiliates; solvency standards which must be met and maintained; the licensing of insurers and their agents; the examination of the affairs of insurance companies, which includes periodic market conduct examinations by the regulatory authorities; annual and other reports, prepared on a statutory accounting basis; establishment and maintenance of reserves for unearned premiums and losses; and requirements regarding numerous other matters. U.S. regulations accordingly have in the past materially affected our U.S. business operations, although not, we believe, in a manner disproportionate to or unusual in our industry. We allocate considerable time and resources to comply with these requirements, and could be adversely affected if a regulatory authority believed we had failed to comply with applicable law or regulation.

      We believe that Converium and all of its subsidiaries are in material compliance with all applicable laws and regulations pertaining to their business and operations. Set forth below is a summary of the material reinsurance regulations applicable to us.

Switzerland

      Converium AG has received an operating license from the Swiss Federal Ministry of Justice and Police (Eidgenoessisches Justiz-und Polizeidepartement)(the “Swiss Ministry of Justice and Police”). Converium AG is subject to continued supervision by the Federal Office for Private Insurance (Bundesamt für Privatversicherungen) (the “FOPI”), an administrative unit of the Swiss Ministry of Justice and Police, pursuant to the Swiss Insurance Supervisory Act of June 23, 1978, as amended (Versicherungsaufsichtsgesetz). The FOPI has supervisory authority as well as the authority to make decisions to the extent that the Swiss Ministry of Justice and Police is not explicitly designated by law.

      Unlike insurance business, which is strictly regulated in Switzerland, regulation of reinsurance business is less intensive and most of the technical rules for direct insurers are not applicable to the reinsurance business. The supervision exercised by the FOPI is mainly indirect through the supervision of direct insurance companies and the reinsurance arrangements which they have established. Reinsurance companies from other countries which conduct only reinsurance business in Switzerland from their foreign domicile are exempt from supervision by the FOPI.

      Under current regulations, Swiss insurance and reinsurance companies cannot operate in any field other than reinsurance and insurance. This rule is subject to exceptions, which are granted by the FOPI. Generally, these exceptions apply if the nature and volume of the proposed non-insurance or non-reinsurance business does not threaten the solvency of the company. Investments in an entity operating outside the reinsurance or insurance field are subject to supervisory authority approval if the investment represents more than 20% (or 10% in the case of a life insurance business) of the share or cooperative capital of the non-insurance entity or if the investment represents more than 10% of the insurer’s or reinsurer’s shareholders’ equity. Approval is granted if the investment does not threaten the solvency of the company.

      The FOPI requires each reinsurance company to submit a business plan which provides details about the calculation of its technical reserves and about its retrocession policies, and information about the reinsurer’s solvency. The FOPI initially examines documents relating to the company’s solvency, organization and management. If all legal requirements are met, an operating license is granted by the Swiss Ministry of Justice and Police. Thereafter, companies must submit an annual business report, including financial statements, detailing information on all aspects of their business activities, such as premium income, paid out benefits, reserves and profits.

United States

General U.S. State Supervision

      Our U.S. insurance and reinsurance subsidiaries are subject to regulation and supervision by the state or territory in the United States in which they are organized or domiciled and in other jurisdictions where they are authorized to transact business. Such regulation is enforced by the various state insurance departments and the extent and nature of regulation varies from state to state. Converium Reinsurance (North America) Inc. is a Connecticut-domiciled reinsurer which is licensed, accredited or approved in all 50 states, is an accredited reinsurer in and the District of Columbia and is an admitted reinsurer for the United States Treasury. Converium Insurance (North America) Inc. is a New Jersey-domiciled insurer licensed in 49 states (excluding only New Hampshire) and the District of Columbia (as a reinsurer). In addition, some states consider an insurer to be “commercially domiciled” in their states if the insurer writes insurance premiums that exceed certain specified thresholds. As a “commercially domiciled” insurer, an insurer would be subject to some of the requirements normally applicable only to insurers domiciled in those states, including, in particular, certain requirements of the insurance holding company laws. Converium Insurance (North America) Inc. is currently “commercially domiciled” in California.

Insurance Holding Company Regulation

      We and our U.S. insurance and reinsurance subsidiaries are subject to regulation under the insurance holding company laws of various states. The insurance holding company laws and regulations vary from state to state, but generally require insurers and reinsurers that are subsidiaries of insurance holding companies to register and file with state regulatory authorities certain reports including information concerning their capital structure, ownership, financial condition and general business operations. Generally, all transactions involving the insurers in a holding company system and their affiliates must be fair and, if material, require prior notice and approval or non-disapproval by the state insurance department. Further, state insurance holding company laws typically place limitations on the amounts of dividends or other distributions payable by insurers and reinsurers. Connecticut and New Jersey, the jurisdictions in which Converium Reinsurance (North America) Inc. and Converium Insurance (North America) Inc. are domiciled, each provide that, unless the prior approval of the state insurance commissioner has been obtained, dividends may be paid only from earned surplus and the annual amount payable is limited to the greater of 10% of policyholder surplus at the end of the prior year or 100% of statutory net income for the prior year (excluding realized gains, in the case of the New Jersey insurer). In addition, Converium Reinsurance (North America) Inc. may not, for a period of two years from the date of any change of control, make any dividends to its shareholders without the prior approval of the Insurance Commissioner.

      State insurance holding company laws also require prior notice or state insurance department approval of changes in control of an insurer or reinsurer or its holding company. The insurance laws of Connecticut and New Jersey and California, where Converium Insurance is “commercially domiciled,” provide that no corporation or other person may acquire control of a domestic insurance or reinsurance company unless it has given notice to such company and obtained prior written approval of the state insurance commissioner. Any purchaser of 10% or more of the outstanding voting securities of an insurance or reinsurance company or its holding company is presumed to have acquired control, unless this presumption is rebutted. Therefore, an investor who intends to acquire 10% or more of our outstanding voting securities may need to comply with these laws and would be required to file notices and reports with the California, Connecticut and New Jersey insurance commissioners prior to such acquisition.

      In addition, many state insurance laws require prior notification to the state insurance department of a change in control of a non-domiciliary insurance company licensed to transact insurance in that state. While these pre-notification statutes do not authorize the state insurance departments to disapprove the change in control, they authorize regulatory action in the affected state if particular conditions exist such as undue market concentration. Any future transactions that would constitute a change in control of Converium Holdings U.S. or either of its U.S. insurance subsidiaries may require prior notification in the states that have adopted pre-acquisition notification laws.

Insurance Regulation

      Converium Insurance (North America) Inc. is subject to broad state insurance department administrative powers with respect to all aspects of the insurance business including: licensing to transact business, licensing agents, admittance of assets to statutory surplus, regulating premium rates, approving policy forms, regulating unfair trade and claims practices, establishing accounting methods, reserve requirements and solvency standards, and regulating the type, amounts and valuations of investments permitted and other matters.

      State insurance laws and regulations require our U.S. insurance and reinsurance subsidiaries to file financial statements with insurance departments everywhere they do business, and the operations of our U.S. insurance and reinsurance subsidiaries and accounts are subject to the examination by those departments at any time. Our U.S. insurance and reinsurance subsidiaries prepare statutory financial statements in accordance with accounting practices and procedures prescribed or permitted by these departments.

      State insurance departments conduct periodic examinations of the books and records, financial reporting, policy filings and market conduct of insurance companies domiciled in their states, generally once every three to five years. Examinations are generally carried out in cooperation with the insurance departments of other states under guidelines promulgated by the National Association of Insurance Commissioners, or the NAIC. The Connecticut Department of Insurance last completed a financial examination of Converium Reinsurance (North America) Inc. for the four-year period ending December 31, 1997. The New Jersey Department of Banking and Insurance last completed a financial examination of Converium Insurance (North America) Inc. for the five-year period ending December 31, 1995 and is currently conducting a financial examination for the five-year period ending December 31, 2000. In each completed examination, the state insurance department found no material deficiencies.

Reinsurance Regulation

      Converium Reinsurance (North America) Inc. is subject to insurance regulation and supervision that is similar to the regulation of licensed primary insurers in many respects. Generally, state regulatory authorities monitor compliance with, and periodically conduct examinations regarding, state mandated standards of solvency, licensing requirements, investment limitations, restrictions on the size of risks which may be reinsured, deposits of securities for the benefit of reinsureds, methods of accounting, and reserves for unearned premiums, losses and other purposes. However, in contrast with primary insurance policies which are regulated as to rate, form, and content, the terms and conditions of reinsurance agreements generally are not subject to regulation by state insurance regulators.

      Converium Reinsurance (North America) Inc. is licensed, accredited or approved to write reinsurance in all states. The ability of any primary insurer, as reinsured, to take credit for the reinsurance placed with reinsurers is a significant component of reinsurance regulation. Typically, a primary insurer will only enter into a reinsurance agreement if it can obtain credit on its statutory financial statements for the reinsurance ceded to the reinsurer. Credit is usually granted when the reinsurer is licensed or accredited in the state where the primary insurer is domiciled. In addition, many states allow credit for reinsurance ceded to a reinsurer that is licensed in another state and which meets certain financial requirements, or if the primary insurer is provided with collateral to secure the reinsurer’s obligations.

U.S. Reinsurance Regulation of our Non-U.S. Reinsurance Subsidiaries

      Converium Switzerland and Converium Germany, our non-U.S. reinsurance subsidiaries, also assume reinsurance from primary U.S. insurers. In order for primary U.S. insurers to obtain financial statement credit for the reinsurance obligations of our non-U.S. reinsurers, our non-domestic reinsurers must satisfy reinsurance requirements. Non-U.S. reinsurers that are not licensed in a state generally may become accredited by filing certain financial information with the relevant state commissioner and maintaining a U.S. trust fund for the payment of valid reinsurance claims in an amount equal to the reinsurer’s U.S. reinsurance liabilities covered by the trust plus an additional $20 million. In addition, an unlicensed and unaccredited reinsurer may secure the U.S. primary insurer with funds equal to its reinsurance obligations in the form of cash, securities, letters of credit or reinsurance trusts.

NAIC Ratios

      The NAIC has developed a set of financial relationships or tests known as the NAIC Insurance Regulatory Information System to assist state regulators in monitoring the financial condition of insurance companies and identifying companies that require special attention or action by insurance regulatory authorities. A second set of confidential ratios, called Financial Analysis Solvency Tracking System, “FAST”, are also used for monitoring. Insurance companies generally submit data quarterly to the NAIC, which in turn analyzes the data using prescribed financial data ratios, each with defined “usual ranges.” If an insurance company’s results vary significantly from expected ranges, regulators may make further inquiries. Regulators have the authority to impose remedies ranging from increased monitoring to certain business limitations to various degrees of supervision. For example, as a result of having two IRIS loss reserve tests fall outside of the specified parameters, Converium Reinsurance (North America) Inc. has been required by the State of New York Insurance Department to engage a qualified independent loss reserve specialist to render an opinion as to the adequacy of its loss and loss adjustment expense reserves at December 31, 2002. This analysis is currently underway, and could result in the requirement that we increase our loss and loss adjustment expense reserves. Neither our U.S. insurance nor our reinsurance subsidiary are currently subject to any other increased regulatory scrutiny based on these ratios.

Risk-Based Capital

      The Risk-Based Capital for Insurers Model Act, or the Model Act, as it applies to non-life insurers and reinsurers, was adopted by the NAIC in 1993. The main purpose of the Model Act is to provide a tool for insurance regulators to evaluate the capital of insurers relative to the risks assumed by them and determine whether there is a need for possible corrective action. U.S. insurers and reinsurers are required to report the results of their risk-based capital calculations as part of the statutory annual statements filed with state insurance regulatory authorities. The Model Act provides for four different levels of regulatory actions based on annual statements, each of which may be triggered if an insurer’s Total Adjusted Capital, as defined in the Model Act, is less than a corresponding level of risk-based capital (“RBC”).

      The Company Action Level is triggered if an insurer’s Total Adjusted Capital is less than 200% of its Authorized Control Level RBC, as defined in the Model Act. At the Company Action Level, the insurer must submit a RBC plan to the regulatory authority that discusses proposed corrective actions to improve its capital position. The Regulatory Action Level is triggered if an insurer’s Total Adjusted Capital is less than 150% of its Authorized Control Level RBC. At the Regulatory Action Level, the regulatory authority will perform a special examination of the insurer and issue an order specifying corrective actions that must be followed. The Authorized Control Level is triggered if an insurer’s Total Adjusted Capital is less than 100% of its Authorized Control Level RBC, and at that level the regulatory authority is authorized (although not mandated) to take regulatory control of the insurer. The Mandatory Control Level is triggered if an insurer’s Total Adjusted Capital is less than 70% of its Authorized Control Level RBC, and at that level the regulatory authority must take regulatory control of the insurer. Regulatory control may lead to rehabilitation or liquidation of an insurer. As of December 31, 2001, the Total Adjusted Capital of each of our U.S. reinsurance subsidiary and our U.S. insurance subsidiary exceeded amounts requiring company or regulatory action at any of the four levels.

The Gramm Leach Bliley Act

      In November 1999, the Gramm-Leach-Bliley Act of 1999, or the GLBA, was enacted, implementing fundamental changes in the regulation of the financial services industry in the United States. The GLBA permits the transformation of the already converging banking, insurance and securities industries by permitting mergers that combine commercial banks, insurers and securities firms under one holding company, a “financial holding company.” Bank holding companies and other entities that qualify and elect to be treated as financial holding companies may engage in activities, and acquire companies engaged in activities that are “financial” in nature or “incidental” or “complementary” to such financial activities. Such financial activities include acting as principal, agent or broker in the underwriting and sale of life, property, casualty and other forms of insurance and annuities. Although a bank cannot act as an insurer or own an insurer as a subsidiary in most circumstances, a financial holding company can own any kind of insurer, insurance broker or agent. Under the GLBA, national banks retain their existing ability to sell insurance products in some circumstances.

      Under state law, the financial holding company must apply to the insurance commissioner in the insurer’s state of domicile for prior approval of the acquisition of the insurer. Under the GLBA, no state may prevent or restrict affiliations between banks and insurers, insurance agents or brokers. Further, states cannot prevent or significantly interfere with bank or bank subsidiary sales activities. Finally, both bank and bank affiliates can obtain licenses as producers.

      Until the passage of the GLBA, the Glass-Steagall Act of 1933, as amended, had limited the ability of banks to engage in securities-related businesses, and the Bank Holding Company Act of 1956, as amended, had restricted banks from being affiliated with insurers. With the passage of the GLBA, among other things, bank holding companies may acquire insurers, and insurance holding companies may acquire banks. The ability of banks to affiliate with insurers may materially affect our U.S. insurance and reinsurance subsidiaries’ product lines by substantially increasing the number, size and financial strength of potential competitors.

Insurance Guaranty Association Assessments

      Each state has insurance guaranty association laws under which property and casualty insurers doing business in the state may be assessed by state insurance guaranty associations for certain obligations of insolvent insurance companies to policyholders and claimants. These laws do not apply to reinsurers. Typically, states assess each member insurer in an amount that is generally equal to between 1% and 2% of the annual premiums written for the relevant lines of insurance in the state. While we cannot predict the amount and timing of any future assessments on our insurance companies under these laws, we have established reserves that we believe are adequate for assessments relating to insurance companies that are currently subject to insolvency proceedings.

      Losses caused by the September 11th terrorist attacks may result in the insolvency of certain U.S. insurance companies, increasing the possibility that we will be assessed by state insurance guaranty associations.

Possible Initiatives Relating to the September 11th Events

      The terrorist attacks in the United States on September 11, 2001 are expected to result in significant losses for the insurance industry. Congressional committees have held hearings concerning the effects of these losses on the industry. Various state insurance commissioners have also met to discuss these issues. U.S. insurance associations, Congressional leaders and Administration officials have been working on proposals for U.S. Federal programs to provide insurance or reinsurance coverage for terrorism and/or war risks. In addition, state legislators in at least one state have stated they intend to introduce legislation that would restrict insurers’ ability to exclude or limit coverage for war or terrorism risks.

      We cannot predict what other proposals may be made in connection with or as a result of the September 11th terrorist attacks, what legislation, if any, may be introduced or enacted or what effect any such legislation may have on us.

Germany

      Converium Germany is regulated in Germany. Converium Germany is engaged exclusively in the reinsurance business. It is thus an insurance enterprise within the meaning of the German Insurance Supervision Act and as such is subject to governmental supervision. This supervision is exercised by the Federal Insurance Supervisory Office located in Bonn.

      In contrast to insurance enterprises, companies that engage exclusively in reinsurance activities are subject to a narrower scope of governmental supervision. The supervisory authority’s monitoring of reinsurers consists of ensuring that they comply with the specific accounting regulations applicable to insurance enterprises. For this purpose, reinsurance enterprises are required to submit quarterly and annual financial statements to the supervisory authority.

      In addition, reinsurers are obligated to submit detailed reports on the nature and volume of their business to the supervisory authority in accordance with the Ordinance on Reporting by Insurance Enterprises to the Federal Insurance Supervisory Office.

      The supervisory authority may, at its discretion, perform inspections at the reinsurer’s premises to verify compliance with these statutory obligations.

      In current practice, for the most part German reinsurers are only indirectly supervised, principally through the supervision of primary insurance companies. Exploration of subjecting German reinsurance companies to a more extensive form of regulation and supervision has not progressed very far to date. However, German reinsurance companies may become subject to more intense regulation in the future. In particular, the Federal Insurance Supervisory Office requires German insurance companies to monitor their reinsurance agreements, which has led to the installation of internal rating systems for reinsurers by German insurance companies.

European Union Directives

      Our businesses in the United Kingdom and Germany, as well as in the other member states of the European Union, or EU, and the European Economic Area, or EEA, are impacted by EU directives. These directives are implemented through legislation in each member state. Switzerland, which is not a member state of the EU, entered into a treaty with the EU in 1989 which allows Swiss direct insurers, other than life insurers, the free establishment of branches and subsidiaries within the EU. Without being part of the EEA nor being bound by contract, Switzerland reviews and largely conforms its financial services regulations with EU Directives.

      In October 2002, the European Commission released a draft Proposal for a Directive of the European Parliament and of the Council concerning reinsurance and retrocession. The draft proposal provides for certain protections, freedoms of action and other benefits for reinsurance companies established within the EU when engaging in business in other EU member states. As we are established in Switzerland, if this Directive is eventually adopted Converium AG, which conducts substantial business in the EU, would not be entitled to these same benefits within the EU as other reinsurers which have been established there.

MANAGEMENT

Board of Directors

      The board of directors of a Swiss corporation is ultimately responsible for the policies and management of the corporation. The board approves the strategic, accounting, organizational and financing policies to be followed by the corporation. The board further appoints the executive officers and the authorized signatories of the corporation, and supervises the management of the corporation. Moreover, the board is entrusted with preparing shareholders’ meetings and carrying out shareholders’ resolutions. The board may, pursuant to its regulations, delegate the conduct of day-to-day business operations to management under its control.

      Our Articles of Incorporation require our Board of Directors to consist of not less than four and not more than nine members. The ordinary term of office is three years. On the expiration of their terms of office, directors may be re-elected immediately. Directors complete their term of office at any one general shareholders’ meeting. Directors are elected by a majority of the votes cast by our shareholders at any one general shareholders’ meeting.

      Our Board of Directors, which we expect will meet at least four times per year, is responsible for determining our overall strategy and for the supervision of management. It has a formal schedule of matters specifically reserved for its decision. Except for matters specifically reserved for the Board of Directors, the Chief Executive Officer of Converium, referred to as the Group Chief Executive Officer, and, under his supervision, the members of the Group Executive Committee, have been given responsibility for the executive management of Converium.

      The members of our Board of Directors, their dates of birth and terms of office are as follows:

Name	Date of Birth	Term Expires in

Terry G. Clarke(1)(2)	October 31, 1941	2004
Peter C. Colombo (Chairman)(1)(2)(3)(4)	June 15, 1934	2004
Jürgen Förterer(3)	January 29, 1942	2004
Derrell J. Hendrix(3)	August 9, 1953	2004
Georg Mehl (Vice-Chairman)(1)(2)(4)	August 11, 1939	2003
George G.C. Parker(3)(4)	March 29, 1939	2003
Anton K. Schnyder(1)(2)(4)	November 29, 1952	2003

(1)	Member of the Nominations Committee

(2)	Member of the Remuneration Committee

(3)	Member of the Finance Committee

(4)	Member of the Audit Committee

      Terry G. Clarke was a consulting actuary with Tillinghast—Towers Perrin and a principal of Towers Perrin until his retirement at the end of 2001. He joined their London office in 1986 and most recently was managing principal of Tillinghast’s North America practice. From 1978 until 1986, Mr. Clarke was a member of the Norwich Winterthur Group senior management team. Prior to 1978, he held various positions in the Norwich Union Group. Mr. Clarke is a fellow of the Institute of Actuaries and is co-author of a number of papers on non-life insurance subjects as well as a tutor and examiner. He is a member of a number of professional committees both in the UK and continental Europe.

      Peter C. Colombo started his professional career with Gerling Group in Cologne in 1959 and was Principal Officer of Gerling Global’s Reinsurance Company in London from 1963 to 1965. From 1965 through 1998 he worked for Union Reinsurance Company in Zurich with various responsibilities. Mr. Colombo served as President and CEO of Union Reinsurance Company from 1989, with appointments as Managing Director in 1996 and as Deputy Chairman of the Board of Directors in 1997. He also serves as Deputy Chairman of Board of Directors of General (Schweiz) Holding AG and as Deputy Chairman of the Board of Directors of Compañía Europea de Seguros, Madrid, Spain. Additionally, he is a member of the Executive Committee of the International Insurance Society Inc., New York, and a member of the Advisory Board of the Barmenia Group in Wuppertal, Germany. Peter C. Colombo holds a Bachelor’s degree of Social Sciences (Economics and Politics) from the University of Birmingham, England.

      Jürgen Förterer has served, since 1997, as Chairman of the Executive Management board of R+V Versicherung AG, the holding company of R+V Versicherungsgruppe. Previously, Mr. Förterer served as deputy chairman of the Executive Management Board of R+V Versicherungsgruppe in Wiesbaden, Germany beginning in 1996. He started his professional career in 1977 with Norddeutsche Landesbank in Hannover and joined Allianz AG in Munich, Germany in 1980 and was appointed as a member of the Executive Management Board of Allianz Lebensversicherungs-AG, Stuttgart, Germany in 1993. Additionally, Mr. Förterer serves as a member of the supervisory boards of VR Leasing AG, Strabag AG, Hermes Kreditversicherungs AG, Raiffeisen Druckerei GmbH, and R&V Pensionfonds AG. He graduated from the Ruhr-University in Bochum, Germany in 1972 and received a doctorate degree from the Technical University of Hannover in 1978.

      Derrell J. Hendrix is the Manager and Chief Executive Officer of The RIS Consulting Group LLC, a Boston-based risk management consulting company which he founded in 1998 together with Hannover Rückversicherungs AG through its U.S. subsidiary, Insurance Corporation of Hannover. Previously, Mr. Hendrix served from 1995 to 1996 as Managing Director and Head of Derivatives at Bank of Boston. He began his career at Citibank in 1977 and from 1980 through 1995 he held various department head positions in Citicorp’s banking and investment banking operations in Toronto, Hong Kong and London. Mr. Hendrix holds a Master of Arts from the Fletcher School of Law and Diplomacy, Medford, Massachusetts and a Bachelor of Arts from Amherst College, Amherst, Massachusetts.

      Georg Mehl has served as a consultant for the Wüstenrot & Württembergische Group, Stuttgart, Germany, since 2001. In addition, he has served as a member of the Executive Management Board of Hanse-Marine-Versicherung-AG, Hamburg, Germany. Previously, he served in a series of positions with the Württembergische Group, most recently as CEO of Wüstenrot & Württembergische AG from 1999 until 2000. Before, Georg Mehl worked for almost 30 years with the Allianz Group, Hamburg and Munich, Germany. He is a member of the Board of Directors of Hermes Kreditversicherung-AG, as well as several other German companies. Mr. Mehl also serves as a member of the Supervisory and Advisory Boards of certain German banks. He graduated from the German Insurance Academy in Cologne, Germany in 1961.

      George G. C. Parker is the Dean Witter Distinguished Professor of Finance and Management, Graduate School of Business, Stanford University, U.S. From 1993 to 2001, Professor Parker was senior associate dean for academic affairs and director of the MBA Program at Stanford. Prior to this, Professor Parker served as director for Executive Education, Stanford Business School between 1979 and 1988 and from 1973 to 1979 he was director of the Stanford Sloan Program for Executives. He is currently a board member of California Casualty Group of Insurance Companies, San Mateo, California; Continental Airlines Inc., Houston, Texas; and various other U.S. based companies. He graduated from Haverford College, Pennsylvania with a degree in economics in 1960, and received a Master of Arts in finance in 1962 and a Doctor of Philosophy in finance in 1967, each from Stanford.

      Anton K. Schnyder has served as a full professor for private law at the University of Basel, Switzerland, since 1993. In 1994 he was appointed Vice-President of the Federal Appeal Commission supervising private insurance. From 1987 to 1993, Professor Schnyder served as a corporate legal adviser to the Zurich Insurance Group and from 1992 as a member of the executive staff. He graduated from Zurich University, Switzerland in 1978 and received his doctorate degree in 1981, being awarded a Professor-Walther-Hug-Prize for his doctoral thesis. Additionally he holds a Master of Laws from the University of California, Berkeley. For many years he has been a special advisor to the governments of Switzerland and Liechtenstein for insurance legislation.

      The business address for each member of our Board of Directors is Baarerstrasse 8, CH-6300 Zug, Switzerland.

Compensation of Directors

      Directors’ fees have been determined to ensure that we can attract and retain high caliber individuals appropriate to serve a global reinsurance organization. We have adopted a Directors Stock Option Plan to provide for grants of equity-based compensation to our directors.

      The table below presents the annual fees we pay to our non-executive directors.

Position	Cash Compensation	Equity Compensation

Chairman	$60,000 in cash	$75,000 in options
Vice-Chairman	$50,000 in cash	$60,000 in options
Directors	$40,000 in cash	$50,000 in options

      We do not compensate our directors for attendance at Board of Directors or committee meetings.

      We have granted the option component of directors’ compensation at the end of the period for which they were due, and have provided our directors with an initial grant of options at our first annual general shareholders’ meeting, which was held April 30, 2002. This grant was pro rata to reflect a partial year of service. We plan to make grants to our directors for future periods on the dates of subsequent annual general shareholders’ meetings.

      In determining the number of options to be granted, options will be valued based on the Black-Scholes option pricing model, and will be based on the fair market value of our shares at the date of the first date of the annual period for which they have been granted. Options granted to our directors will vest immediately, have a term of 10.5 years, and have an exercise price equal to fair market value at the beginning of the period for which they were granted.

Board Committees

The Nominations Committee

      Our nominations committee assesses and submits to the Board of Directors for approval its proposals for the board’s composition as well as that of its committees. The nominations committee also reviews proposals by the Group Chief Executive Officer regarding the composition of the Group Executive Committee and the selection of our outside auditors. The nominations committee meets at least twice a year.

The Remuneration Committee

      Our remuneration committee consists of three members of the Board of Directors. The remuneration committee assesses and decides upon the overall compensation of the members of the Group Executive Committee, other than the Group Chief Executive Officer. In addition, the remuneration committee submits to the Board of Directors for approval its proposals for the overall compensation received by the members of the Board of Directors and the Group Chief Executive Officer. The remuneration committee meets at least twice a year.

The Finance Committee

      Our finance committee assesses our accounting standards and procedures and submits to our Board of Directors for approval its proposals for material changes, if any. In addition, our finance committee reviews and submits resolutions for approval of the full board relating to material financial matters including our annual combined budget, risk management policy, dividend policy, investment policy and solvency planning, tax planning, capital expenditures plans, proposed subsidiary capital increases, reported year-end results and reserve policy. The finance committee meets at least twice a year.

The Audit Committee

      Our audit committee is responsible for reviewing our risk management functions and for supervising the framework for our auditing process. We have adopted an auditing charter whose implementation is reviewed by the audit committee. As part of this process, the audit committee reviews internal control systems and our risk management and auditing process. The audit committee also reviews material audit-related matters including the scope and general extent of the internal and external audit, including cost effectiveness, the independence and objectivity of our external auditors and the nature and extent of non-audit services provided by our external auditors. The audit committee meets at least twice a year.

Senior Management

      We are managed by a Group Executive Committee which currently consists of five members, including the Group Chief Executive Officer of Converium, the Chief Executive Officers of our operating segments and our Group Chief Financial Officer. Our Group Executive Committee is responsible for directing and monitoring our group strategy, including consolidated performance and capital allocation.

      Our Group Executive Committee is also responsible for developing our overall strategy and reviewing its progress against financial and operating plans. The Group Executive Committee ensures an effective collaboration between each of our subsidiaries.

      The members of our Group Executive Committee, their dates of birth and current areas of responsibility are as follows:

Name	Date of Birth	Area of Responsibility

Dirk Lohmann	November 8, 1958	Group Chief Executive Officer, Converium
Richard E. Smith	January 12, 1946	Chief Executive Officer, Converium North America
Frank Schaar	April 16, 1960	Chief Executive Officer, Converium Cologne/ Converium Life
Benjamin Gentsch	April 21, 1960	Chief Executive Officer, Converium Zurich
Martin A. Kauer	January 20, 1959	Group Chief Financial Officer, Converium

      Dirk Lohmann is Group Chief Executive Officer of Converium. He joined Zurich Financial Services in September 1997 as Chief Executive Officer of its reinsurance operation in Zurich and of its German operating subsidiary, Converium Rückversicherung (Deutschland) AG. In July 1998, Mr. Lohmann was appointed as a member of the Group Executive Board of Zurich Financial Services, serving as the Chief Executive Officer of its global reinsurance operations. Before joining Zurich Financial Services, Mr. Lohmann held various management positions at Hannover Re between 1980 and 1997, most recently as a member of the Executive Board of Management. Mr. Lohmann received a Bachelor of Arts degree in economics and political science from the University of Michigan, Ann Arbor.

      Richard E. Smith is the Chief Executive Officer of Converium North America. He has served as the Chief Executive Officer of Zurich Reinsurance (North America), Inc. since 1996 and has been President since June 1995. Mr. Smith was Chief Operating Officer of Zurich Reinsurance Centre, Inc. from March 1993 to May 1996. Previously, Mr. Smith was Senior Vice President, Business Development of Centre Reinsurance Limited from 1992 until March 1993. From 1982 until 1992, Mr. Smith was employed by Guy Carpenter & Company, Inc. where he served as a Senior Vice President and a member of the Board of Directors. From 1975 to 1982, Mr. Smith was employed by A.M. Best Company, most recently as Vice President in charge of the property/casualty ratings division. Mr. Smith holds a Bachelor of Arts Degree from United States International University in San Diego. He also is a member of the Board of Directors of International Financial Group, Inc.

      Frank Schaar is Chief Executive Officer of Converium Germany and in charge of the business segments Converium Cologne and Converium Life. He joined Converium Rückversicherung (Deutschland) AG in 2000 and has served in his current capacity since January 2000. He was previously employed by Hannover Re for 17 years through 1999, most recently serving as a Managing Director and a member of the extended board in charge of Asia, Australia and Africa. From 1982 until 1997, Mr. Schaar served as Senior Vice President with responsibilities for Germany. Mr. Schaar holds a degree in insurance economics and worked as a lecturer in reinsurance at the Institute for Professional Development of the Insurance Association in Hannover for ten years.

      Benjamin Gentsch is the Chief Executive Officer of Converium Zurich. Has served in that capacity since September 1, 2002 and prior to that time he served as Chief Underwriting Officers, Overseas of Zurich Financial Services since 1998. Before joining Zurich Financial Services in 1998, Mr. Gentsch held various management positions at Union Re between 1986 and 1998, and was responsible for treaty reinsurance business for Asian and Australian markets. Mr. Gentsch received a degree in business administration with a focus on risk management and insurance from the University of St. Gallen.

      Martin A. Kauer is Group Chief Financial Officer of Converium. He has served as Chief Financial Officer of Zurich Financial Services’ global reinsurance operations since July 1998. From 1996 to 1998, Mr. Kauer managed the demutualization of Rentenanstalt/ Swiss Life, where he was also responsible for Strategic Planning and Controlling. Previously, Mr. Kauer worked for Union Bank of Switzerland as an investment banker. Mr. Kauer holds a degree in economics from the University of Zurich, Switzerland.

      The standard notice period for termination of members of the Group Executive Committee is six months reflecting the traditional practice of Swiss-based companies. However, there are certain exceptions to this standard, reflecting prevailing local practices in the jurisdictions where the executives are currently employed.

      The business address for each member of our Group Executive Committee is Baarerstrasse 8, CH-6300 Zug, Switzerland.

Compensation of Senior Management

      The total aggregate compensation paid to our executive officers who then constituted the Group Executive Committee was $3.6 million during 2001. Aggregate compensation consists of the base salary and cash awards made under the short- and long-term incentive plans paid during 2001, and the estimated value of other compensation-related items. See also “— Employee Incentive and Benefit Plans.”

Employee Incentive and Benefit Plans

      An important component of our compensation program is the provision of additional employee benefits designed to encourage our employees to pursue our annual and longer-term objectives. These incentive plans are designed to attract, retain and motivate executives and staff committed to achieving performance-related targets and align the interests of our employees with those of our shareholders.

      Accordingly, we have established incentive programs where benefits are linked to both corporate, financial and business as well as individual performance targets. Additionally, our long-term incentive plans include equity participation and stock option plans or their equivalent. These plans took effect at the time of the Formation Transactions. Their terms are summarized below.

      Moreover, following completion of the Formation Transactions, our officers and employees were granted Converium shares and options to reflect the conversion of awards previously granted to them under Zurich Financial Services plans and relating to Zurich Financial Services’ equity securities. These awards were granted by us, but reflect awards held by these employees from prior years of service with Zurich Financial Services as well as awards granted as part of the retention plan created in connection with our separation from Zurich Financial Services. We will also provide new grants for current service years under our new plans.

Transition to Converium Plans

     Zurich Financial Services Plans

      Prior to the Formation Transactions, Converium employees participated in the following incentive plans established by Converium under master plans adopted by Zurich Financial Services:

•	Annual Incentive Plan for Selected Employees

•	Performance Share Plan for Selected Employees

•	Group Share Option Plan for Selected Executives

•	Long-Term Performance Share Plan for Selected Executives

  Conversion of Outstanding Zurich Financial Services Awards

     Zurich Financial Services Long-term Performance Share Plan

      Selected executives and employees of Converium were eligible to receive performance share awards pursuant to plans established by Zurich Financial Services. Upon consummation of the Formation Transactions, the outstanding performance share awards were converted into 207,602 restricted shares of Converium under the share plan described below. The number of our shares granted was calculated based upon the offering price of the global offering. 91,887 shares so converted will vest in their entirety on December 11, 2002 and 115,715 of these shares will vest on December 11, 2003.

     Zurich Financial Services Global Share Option Plan

      Selected executives and employees of Converium were eligible to receive options to purchase shares of Zurich Financial Services pursuant to long-term incentive plans established by Zurich Financial Services. These options to purchase shares of Zurich Financial Services will be converted into options to purchase shares of Converium. The expiration and term of the Converium options will be the same as the options from which they were converted. Options which were originally granted in 1999 vested on January 31, 2002 and will expire on January 31, 2006. Options which were originally granted in 2000 will vest on January 31, 2003 and will expire on January 31, 2007.

New Compensation Plans

  Share Plan

      Converium has adopted a standard stock option plan for our non-U.S. employees, a standard stock purchase plan for our non-U.S. employees, and an omnibus share plan for our U.S. employees. These arrangements, which we refer to collectively as the Share Plan, establish the framework by which we grant awards to selected executives, employees and consultants of Converium and its subsidiaries. In addition, our subsidiaries are able to establish so-called “sub-plans” under the Share Plan in order to address local law and competitive practice concerns. However, we intend that the terms of these sub-plans will be substantially the same as the Share Plan.

      Pursuant to Article 3a of our Articles of Incorporation, our share capital can be increased by the issuance of up to 4,000,000 of our shares, 3,200,000 of which is reserved under the Share Plan for the grant of options, restricted shares, restricted share units, and other share-based awards. Some of these shares have been issued to effect the conversion of our employees’ rights under Zurich Financial Services plans or our retention plan, as well as new awards for current service years under our new plans. Future awards will be granted at the discretion of the Remuneration Committee. Awards are granted in the absolute discretion of our Remuneration Committee. Generally, the size of a participant’s award is based on the level of responsibility and position, market conditions and the extent of the executive or employee’s prior participation in the Converium plans described above.

      Following consummation of the global offering, 730,233 options, with an exercise price equal to the offering price, and 704,750 restricted shares were granted to our employees. New options granted will vest

25% immediately on the grant date and 25% will vest each year thereafter and will have a 10.5 year term. New restricted shares granted will vest in their entirety in six years, subject to acceleration after year three based on the achievement of certain performance objectives. As described above, some of these shares were issued to effect the conversion of our employees’ rights under Zurich Financial Services plans, that will vest according to the terms of the original grants.

      Future awards will have such terms as our Remuneration Committee determines in its absolute discretion. Generally, new options will vest ratably at 25% per year, starting at the date of grant and will expire 10.5 years after the date of grant, unless we decide otherwise. Early exercise of options may be permitted in certain circumstances.

      In connection with these plans we paid approximately $11.0 million of incentive compensation in 2001. In addition, we set aside approximately $0.2 million in 2001 to provide pension, retirement and similar benefits to our directors and Group Executive Committee members under these plans.

 Grants to Group Executive Committee

      As of the date the Formation Transactions were consummated, we granted restricted shares and options to members of our then Group Executive Committee. These grants included retention awards, converted long-term share awards, and awards under the new plans. In the table below we have calculated the number of shares and options granted to the members of our Global Executive Committee in reference to the amount of incentive equity awards formerly held by these officers under the Zurich Financial Services plans, using the Black-Scholes methodology based on the initial public offering price of our shares.

	Shares Held at	Options Held at
Name	December 31, 2001	December 31, 2001

Dirk Lohmann	17,686	162,852
Richard E. Smith	39,417	78,978
Frank Schaar	3,463	51,698
Martin A. Kauer	6,187	53,119

      Mr. Lohmann holds 17,686 shares. Of this total, 14,636 shares include 5,931 converted shares granted under a former Zurich Financial Services plan, of which 2,874 converted shares vest on the first anniversary and 3,057 converted shares vest on the second anniversary of the global offering. Mr. Lohmann’s shares also include 6,794 retention award shares, of which half shares vest on the first and second anniversary of the global offering, and 1,911 shares awarded under the Share Plan vesting on the sixth anniversary of the global offering, subject to acceleration after the third anniversary of the global offering. In addition, Mr. Lohmann purchased 3,050 shares. Mr. Lohmann’s options include 162,852 options awarded under the Share Plan, with 25% vesting at grant and the remainder vesting pro rata over three years on each anniversary of grant, and expiring in 10.5 years. Mr. Lohmann will also receive converted options granted under a former Zurich Financial Services plan, a portion of which vested on January 31, 2002 and expire on January 31, 2006 and the remainder vest on January 31, 2003 and expire on January 31, 2007.

      Mr. Smith’s 39,417 shares include 27,450 converted shares granted under a former Zurich Financial Services plan, of which 13,090 converted shares vest on the first anniversary and 14,360 converted shares vest on the second anniversary of the global offering. Mr. Smith’s shares also include 7,659 retention award shares, of which half shares vest on the first and second anniversary of the global offering, and 4,308 shares to be awarded under the Share Plan vesting on the sixth anniversary of the global offering, subject to acceleration after the third anniversary of the global offering. Mr. Smith’s options also include 78,978 options awarded under the Share Plan, with 25% vesting at grant and the remainder vesting pro rata over three years on each anniversary of grant and expiring in 10.5 years. Mr. Smith will also receive converted options granted under a former Zurich Financial Services plan, a portion of which vested on January 31,

2002 and expire on January 31, 2006 and the remainder vest on January 31, 2003 and expire on January 31, 2007.

      Mr. Schaar’s 3,463 shares include 968 converted shares granted under a former Zurich Financial Services plan vesting on the second anniversary of the global offering, as well as 2,243 retention award shares, of which half shares vest on the first and second anniversary of the global offering. Mr. Schaar’s shares also include 252 shares to be awarded under the Share Plan vesting on the sixth anniversary of the global offering, subject to acceleration after the third anniversary of the global offering. In addition, Mr. Schaar was awarded 51,698 options under the Share Plan, with 25% vested at grant and the remainder vesting pro rata over three years on each anniversary of grant and expiring in 10.5 years.

      Mr. Kauer holds 6,187 shares. This total includes 1,750 converted shares granted under a former Zurich Financial Services plan, of which 875 converted shares vest on the first and second anniversary of the global offering. Mr. Kauer’s shares also include 2,473 retention award shares, of which half shares vest on the first and second anniversary of the global offering, and 464 shares awarded under the Share Plan and vesting on the sixth anniversary of the global offering, subject to acceleration after three years. In addition, Mr. Kauer purchased 1,500 shares. Mr. Kauer’s options also include 53,119 options awarded under the Share Plan, with 25% vesting at grant and the remainder vesting pro rata over three years on each anniversary of grant and expiring in 10.5 years. Mr. Kauer will also receive converted options granted under a former Zurich Financial Services plan, a portion of which vested on January 31, 2002 and expire on January 31, 2006 and the remainder vest on January 31, 2003 and expire on January 31, 2007.

     Annual Incentive Plan

      We have also established annual incentive plans, whose primary purpose is to provide direct annual financial incentive to employees who achieve corporate performance goals established under our annual operating plan. Our subsidiaries will establish separate plans to address local law and competitive practice concerns, but we intend that the terms will be substantially the same and refer to these plans collectively as the Annual Incentive Plan. Employees are eligible for target awards under the Annual Incentive Plan ranging from 5% to 100% of base salary. The size of the target award is determined by the employee’s position and competitive data for similar positions at peer companies. We set performance goals for participating employees and, in keeping with our performance-based philosophy, the resulting awards decrease or increase substantially if our actual corporate performance fails to meet or exceeds target levels. The awards may range from below or above the target amounts. The performance goals include both financial and non-financial measures.

      Participants in our Annual Incentive Plan are permitted to defer a portion of their bonus into restricted shares or units under our Annual Incentive Deferral Plan. Unless otherwise determined by Converium, employees who determine to do so will receive a 25% premium, paid in restricted shares or bookkeeping units representing shares, on the amount deferred that will vest in their entirety in three years. We have reserved 400,000 shares for issuance of restricted shares under this plan.

     Employee Stock Purchase Plan

      Additionally, we adopted, effective January 1, 2002, employee stock purchase plans for the purpose of providing employees with an opportunity to participate in equity ownership of Converium by purchasing our shares at a discount. As with the Share Plan and the Annual Incentive Plan, our subsidiaries will adopt disparate plans on substantially the same terms which we refer to collectively as the Employee Stock Purchase Plan. One plan will be adopted for employees of U.S. subsidiaries, and will be designed to meet the requirements of Section 423 of the U.S. Internal Revenue Code which affords favorable tax treatment to U.S. employees. We reserved 400,000 shares for issuance under the U.S. plan and 200,000 shares for issuance under other employee share purchase plans. The option price of our shares under this plan, for each plan offering period, will be the lower of 85% of the fair market value of the shares on the offering commencement date or 85% of the fair market value on the offering termination date. One or more other stock purchase plans have been adopted to cover selected Converium employees outside the United States subject to and in accordance with applicable local law. Our Board of Directors will authorize from time to time the number of shares that are available under these other stock purchase plans.

     Retention Awards

      In addition, in conjunction with the Formation Transactions, we granted retention awards to certain employees of Converium in the form of Converium restricted shares that vest pro rata on the first and second anniversary of the completion of the global offering. The number of our shares granted is calculated based upon the offering price of the global offering. In addition, we may determine to provide certain employees with cash based incentive rewards.

     IPO Share Grant

      Employees other than those who are granted retention awards received, in conjunction with the Formation Transactions, Converium restricted shares that vest pro rata on the first and second anniversary of the completion of the global offering. The number of shares granted is calculated based upon the initial offering price of the global offering.

Shareholdings

      As of the date of this prospectus, none of the members of our Board of Directors or Group Executive Committee beneficially owns more than 1% of our shares. In addition, none of the members of our Board of Directors or Group Executive Committee have an ownership interest in a company that is a major client or broker of Converium.

Related Party Transactions

      There were no unpaid loans, including guarantee commitments, granted to our directors and members of our Group Executive Committee as of September 30, 2002.

      In May 2000, Converium entered into a strategic alliance with the Medical Defence Union that resulted in a 49.9% participation in MDU Services Ltd. MDU Services Ltd. distributes medical malpractice insurance policies to the members of the Medical Defence Union. These insurance policies are issued by Zurich Financial Services (UKISA), London, and are 100% reinsured by Converium. Gross assumed premiums under this transaction were $57.0 million and $30.2 million for 2001 and 2000, respectively.

Indemnification of Officers and Directors

      We maintain customary directors’ and officers’ insurance for our directors and officers. Otherwise, neither our Articles of Incorporation nor any contract or other arrangement contains any provision under which any of our directors or executive officers is indemnified in any manner against any liability that he or she may incur in his or her capacity as such.

Directors of Converium AG

      The current directors of Converium AG, each of whose business address is General Guisan-Quai 26, 8002 Zurich, Switzerland, are as follows:

Name	Position

Dirk Lohmann	Director and Officer
Martin A. Kauer	Director and Officer
Andreas Zdrenyk	Director and Chief Financial Officer
René Schnieper	Director and Chief Underwriting Officer
Benjamin Gentsch	Director and Chief Executive Officer
Richard Smith	Director
Frank Schaar	Director

      Andreas Zdrenyk is chief financial officer of Converium Zurich. He joined the Zurich Insurance Company in 1998. He holds a master’s degree in computer science (software development) and a master’s degree in business administration from the Cox School of Business at Southern Methodist University. Andreas Zdrenyk has several years of experience in direct insurance both in Switzerland and North America with an emphasis on internet technologies, internal audit, controlling and general project management.

      René Schnieper is a member of the executive team of Converium Zurich. He joined the Zurich Insurance Company in 1994 where he became regional manager responsible for reinsurance. Since 1995 René Schnieper has been chief underwriting officer for Europe of Converium and is responsible for the underwriting of reinsurance business emanating from property and casualty companies in the United Kingdom, Belgium, Luxembourg, the Netherlands, Switzerland, France, southern Europe and Israel and the worldwide credit and surety reinsurance underwriting. Currently, Mr. Schnieper is chief underwriting officer of specialty lines, which includes aviation, marine, credit and surety, risk strategies and LMNA property. From 1983 to 1993, he was employed with the Winterthur Swiss Insurance Company. His main responsibility was the underwriting of nonproportional property and casualty reinsurance treaties. René Schnieper holds a doctorate in mathematics from the Swiss Federal Institute of Technology Zurich.

FORMATION TRANSACTIONS AND RELATIONSHIP WITH ZURICH FINANCIAL SERVICES

Formation Transactions

      Converium was formed as a result of the divestiture of the former “Zurich Re” business of Zurich Financial Services in December 2001. On March 22, 2001, Zurich Financial Services announced its intention to divest substantially all of its third party reinsurance business historically operated under the “Zurich Re” brand name. This business had been managed and operated as a global operation since 1998. As part of the Formation Transactions, ownership of this business was consolidated under Converium Holding AG, a then newly incorporated Swiss company. The financial statements included in this prospectus reflect this business.

      The Formation Transactions consisted of the following principal steps:

•	the transfer to us of the Converium Zurich reinsurance business now conducted by Converium AG, through a series of steps including:

•	our reinsurance of this business through quota share retrocession agreements with two units of Zurich Financial Services, which we refer to collectively as the Quota Share Retrocession Agreement

•	the establishment of “funds withheld” balances in our favor by the applicable units of Zurich Financial Services, which we refer to collectively as the Funds Withheld Asset, with a total balance of approximately $1.3 billion as of July 1, 2001, on which we will be paid investment returns by the Zurich Financial Services units

•	the acquisition of the Converium Cologne reinsurance business through the transfer by a subsidiary of Zurich Financial Services to Converium AG of its 98.6% interest in Zürich Rückversicherung (Köln) AG, which was renamed Converium Rückversicherung (Deutschland) AG and which we refer to as Converium Germany

•	the acquisition of the Converium North America reinsurance business through the transfer by a subsidiary of Zurich Financial Services of all of the voting securities of Zurich Reinsurance (North America) Inc. to Converium Holdings (North America) Inc., a wholly owned subsidiary of Converium AG. In conjunction with this transfer, Converium Holdings (North America) Inc. assumed $200 million of public debt from a subsidiary of Zurich Financial Services, and Zurich Reinsurance (North America), Inc. was renamed Converium Reinsurance (North America) Inc.

•	the transfer of assets including cash, marketable securities and participations by Zurich Financial Services and its subsidiaries to Converium, together with the assumption of liabilities

•	the sale of 35,000,000 of our registered shares to the public by Zurich Financial Services on December 11, 2001 in a global offering and the subsequent sale of 5,000,000 of our registered shares to the public by Zurich Financial Services on January 9, 2002 as a result of the underwriters’ exercise of their over-allotment option, which sales resulted in the public owning 100% of our shares

•	after the global offering, Converium AG used cash transferred to us by Zurich Financial Services to acquire from subsidiaries of Zurich Financial Services approximately $140 million of residential and commercial rental properties located in Switzerland

      The assets transferred to us included:

•	approximately $70 million in shares in PSP Swiss Property Ltd., a Swiss company listed on the SWX Swiss Exchange

•	approximately $50 million in units of Zurich Invest Aktien Euroland, an investment fund quoted on the Frankfurt Stock Exchange. This investment was sold in 2002.

•	the shareholders’ equity of the legal entities comprising our operating businesses

•	the operating assets of the Converium Zurich business

      The balance of the assets transferred to us consisted of cash, of which approximately $140 million was used by Converium AG to acquire residential and commercial rental properties as described above and remainder of which we invested in accordance with our investment policy. For a description of our investment policy, see “Business — Investments.”

The Master Agreement

      The Master Agreement sets out the overall principles and the rights and obligations of the parties in connection with the Formation Transactions. It also addresses the relationship between Zurich Financial Services and Converium following the Formation Transactions. In particular, the Master Agreement provides for:

•	the separation of substantially all of the third party reinsurance business from the businesses of Zurich Financial Services, and

•	the consolidation of this business under Converium Holding AG.

      The third party reinsurance business that has been retained by Zurich Financial Services includes the Zurich Centre Group business as described below and the reinsurance business written by ZIC with inception or renewal dates prior to January 1, 1987.

      In the Master Agreement, Zurich Financial Services and Converium made certain representations and warranties with respect to matters including the assets of and titles to the assumed business. In addition, each of Zurich Financial Services and Converium made certain covenants, principally intended to effect our separation from the other businesses of Zurich Financial Services.

      Further, each of Zurich Financial Services and Converium agreed:

•	to execute the agreements, and to cooperate and act in accordance with the arrangements described below

•	not to, and to cause its subsidiaries not to, until March 31, 2004, interfere with any contractual relationship existing on or at any time during a period of two years prior to December 11, 2001,

•	not to, and to cause its subsidiaries not to, until December 11, 2003, actively solicit for employment or hire any person employed by the other party or its subsidiaries; and

•	not to, except for certain specified exceptions, disclose confidential information of the other party or an entity of such party’s group which is not known to third parties but which is known by the parties due to the fact that the parties were previously part of the same group of companies or as a result of the transactions contemplated by the Master Agreement.

      In addition, the Master Agreement provides that we bear up to a maximum of $50 million of the costs and expenses related to the consummation of the Formation Transactions, including advisors’ fees, retention costs and stamp duty taxes. Zurich Financial Services reimburses us for costs and expenses in excess of this amount. For a discussion of the impact of the Formation Transactions-related costs and expenses on our results of operations, cash flows and financial position see “Management’s Discussion and Analysis of Financial Conditions and Results of Operations — Overview — Restructuring Charge.”

      The Master Agreement is governed by, and will be construed in accordance with, the laws of Switzerland.

September 11th Coverage

      Zurich Financial Services, through its subsidiaries, agreed to arrangements that cap our net exposure for losses and loss adjustment expenses arising out of the September 11th terrorist attacks at $289.2 million, the amount of loss and loss adjustment expense we recorded as of September 30, 2001. As part of these arrangements, these subsidiaries of Zurich Financial Services agreed to take responsibility for non-payment by the retrocessionaires of Converium Zurich and Converium Cologne with regard to losses arising out of the September 11th attacks in excess of the $289.2 million cap. While the cap does not cover non-payment by the retrocessionaires of Converium North America, our only retrocessionaire for this business is a unit of Zurich Financial Services. Therefore, we are not exposed to potential non-payments by retrocessionaires for these events in excess of the $289.2 million cap, although we will be exposed to the risk of non-payment of Zurich Financial Services units and we will be exposed to credit risk from these subsidiaries of Zurich Financial Services. See Note 8 to our financial statements, and “Business — Retrocessional Reinsurance.”

Acquisition of the Converium Zurich Business

      The Converium Zurich reinsurance business was acquired from ZIC and ZIB via the Quota Share Retrocession Agreement, described in more detail below and the Asset Purchase and Assumption of Liability Agreement between ZIC and Converium AG, dated September 28, 2001. Under this Agreement, ZIC transferred to Converium AG tangible assets, marketable securities and liabilities relating to the Converium Zurich business.

Quota Share Retrocession Agreement

      In connection with the Formation Transactions, the transfer of Converium Zurich’s business to Converium AG by ZIC and ZIB was effected by means of the Quota Share Retrocession Agreement effective July 1, 2001. The covered business consisted of the business historically managed by Converium Zurich which had an inception or renewal date on or after January 1, 1987, and consisted of substantially all of the third party reinsurance assumed business written by ZIC and ZIB, under the “Zurich Re” brand name. The liabilities Converium assumed included all net unearned premiums, net losses and loss adjustment expenses and experience account balances relating to this business.

      The Quota Share Retrocession Agreement provides for the payment of premiums to Converium by ZIC as consideration for assuming the covered liabilities. The Quota Share Retrocession Agreement provides that these premiums are on a “funds withheld” basis, whereby the premium is not immediately paid, but is rather retained by ZIC and credited to a funds withheld account, which is referred to as the Funds Withheld Asset. In conjunction with the establishment of the Funds Withheld Asset, the Zurich Financing Agreement was cancelled. See Note 6 to our financial statements for more information on the Zurich Financing Agreement.

      Because the business subject to the Quota Share Retrocession Agreement consists of business that was historically managed by Converium Zurich, this business was already reflected in our financial statements. Any reinsurance business written by ZIC or ZIB that was not part of the historically managed and operated third-party reinsurance business of Converium Zurich is not covered by the Quota Share Retrocession Agreement, and all related legal rights and obligations of this business have been retained by ZIC and ZIB. Accordingly, this business is excluded from our financial statements. Therefore, execution of this Quota Share Retrocession Agreement has no impact on results of operations as reported for 2002, 2001, 2000 or 1999.

      Converium receives the surplus and is responsible for any deficits remaining with respect to the Funds Withheld Asset, if any, after all liabilities have been discharged. Additionally, Zurich Financial Services has the right to prepay to Converium the full amount or a portion thereof of the Funds Withheld Asset prior to termination of the agreement. Finally, Converium is entitled to request cash advances under certain circumstances to help meet significant cash requirements. Any surplus or any additional cash flows are recorded in the financial statements in the period when they occur.

      Converium is entitled to borrow cash from ZIC if eligible losses from a single event or series of related events not relating to the business covered by the Quota Share Retrocession Agreement exceed $25.0 million. The amount that may be borrowed as a result of any one event or series of related events is limited to the lesser of $90.0 million, or actual losses from the event. Converium is entitled to request multiple advances. However, it may never borrow more than the Funds Withheld Asset balance, and the aggregate amount that may be borrowed at any one time ranges from $150.0 to $180.0 million in 2002 and $105.0 to $135.0 million for the period January 1, 2003 to September 30, 2003. Converium may not request advances beyond September 30, 2003, unless agreed otherwise with ZIC. Interest on these advances accrues at a variable annual rate equal to prevailing LIBOR plus 0.50%, and is payable monthly. Converium would be required to repay any advance within one year of receipt. No advances were outstanding at September 30, 2002.

      Converium continues to administer the transferred business on behalf of ZIC and ZIB, which remain liable to the original cedents of the business. Additionally, Converium manages third-party retrocessions related to the business transferred. Converium bears the credit risk for uncollectible reinsurance balances excluding those related to the September 11th terrorist attacks. Converium has a broad right of offset under the Quota Share Retrocession Agreement so that reinsurance balances owed to ZIC and ZIB may be offset against the Funds Withheld Asset account directly.

      The Quota Share Retrocession Agreement provides for commutation and termination for special reasons, such as insolvency of a party or loss of its authorization to do business or a change of control of Converium. Each of the parties agrees to indemnify the other against liability or expense incurred by reason of its conduct or failure to act in appropriate circumstances. The Quota Share Retrocession Agreement contains other provisions that are customary for an agreement of this nature.

Acquisition of the Converium North America Business

      The Converium North America reinsurance business was acquired through the transfer by a subsidiary of Zurich Financial Services of all of the voting securities of Converium Reinsurance (North America) Inc. to Converium Holdings (North America) Inc., pursuant to a Stock Purchase Agreement between Zurich Reinsurance Centre Holdings, Inc. and Converium, dated November 20, 2001.

Assumption of $200 Million Public Notes

      On October 20, 1993, Zurich Reinsurance Centre Holdings, Inc., or ZRCH, issued $200 million principal amount of 7.125% Senior Notes due October 15, 2023, referred to below as the Notes. In connection with the issuance of the Notes, ZRCH executed an Indenture. As partial consideration for the transfer to Converium Holdings (North America) Inc. of Converium Reinsurance (North America) Inc., Converium Holdings (North America) Inc. executed a First Supplemental Indenture, dated November 20, 2001, assuming all of the rights and obligations of ZRCH under the Indenture. The Bank of New York acts as Trustee under the Supplemental Indenture. Accordingly, this indebtedness is reflected in our financial statements for all periods presented. The Notes are general unsecured obligations of Converium Holdings (North America) Inc. and rank on a parity with all other unsecured and unsubordinated indebtedness of Converium Holdings (North America) Inc.

CENY Arrangements

      Prior to the Formation Transactions, the Converium Reinsurance (North America) Inc. balance sheet reflected business originally written by Centre Reinsurance Company of New York, or CENY. Prior to the establishment of separate Zurich Centre Group legal entities, CENY wrote new or renewal business on the Converium Reinsurance (North America) Inc. balance sheet. CENY was originally part of the Zurich Centre Group of companies, a business unit of Zurich Financial Services. Zurich Financial Services historically operated and managed CENY separately from Converium. In 1997, the CENY legal entity was merged into Zurich Reinsurance Centre, Inc., or ZRC, a predecessor of Converium Reinsurance (North America) Inc. in connection with a going-private transaction involving ZRC’s parent. As a result of this merger, certain liabilities of CENY, referred to below as “CENY Business,” became direct obligations of Converium Reinsurance (North America) Inc., but continued to be managed by Zurich Centre management and were not part of the independently managed and operated third party reinsurance business of Converium. Nevertheless, prior to our separation from Zurich Financial Services, we had primary legal responsibility for the CENY Business.

      In connection with the Formation Transactions, we extinguished our legal responsibility for substantially all of the CENY Business pursuant to the Master Novation and Indemnity Reinsurance Agreement with certain insurance subsidiaries of Zurich Financial Services, including Converium Reinsurance (North America) Inc., Centre Insurance Company, or CIC, Centre Solutions (U.S.) Limited, a Bermuda domiciled insurance company, and Zurich Insurance Company, Bermuda branch, a Bermuda branch of a company organized under the laws of Switzerland, dated as of October 21, 2001. Under this agreement, Converium Reinsurance (North America) Inc. assigned and transferred to insurance subsidiaries of Zurich Financial Services, and these insurance subsidiaries assumed, pursuant to a novation, substantially all of the insurance contracts related to the CENY Business. Accordingly, the novated contracts are excluded from our financial statements. However, a portion of the CENY Business was not novated because necessary consents could not be obtained from the reinsureds by the effective date of the agreement. This portion of the CENY Business was 100% retroceded to CIC and CSUS on an indemnity reinsurance basis and is reflected in our financial statements as 100% retroceded business for all periods presented.

      Converium Reinsurance (North America) Inc. historically obtained stop-loss reinsurance coverage on the CENY Business from members of the Zurich Centre Group. In connection with the Formation Transactions, Converium Reinsurance (North America) Inc. commuted these policies pursuant to the Commutation Agreement (covering the Aggregate Excess of Loss Reinsurance Agreement effective January 1, 1991 through December 31, 1993) between Converium Reinsurance (North America) Inc. and Centre Reinsurance Limited, dated as of October 1, 2001, the Commutation Agreement (covering the Aggregate Excess of Loss Reinsurance Agreement effective January 1, 1994 through December 31, 1994) between Converium Reinsurance (North America) Inc. and Centre Reinsurance International Company, dated as of October 1, 2001, the Commutation Agreement (covering the Aggregate Excess of Loss Reinsurance Agreement effective January 1, 1995) between Converium Reinsurance (North America) Inc. and Centre Reinsurance Limited, dated as of October 1, 2001, the Commutation Agreement (covering the Obligatory Surplus Share Reinsurance Agreement effective October 1, 1995) between Converium Reinsurance (North America) Inc. and Centre Reinsurance Limited, dated as of October 1, 2001 and the Commutation Agreement (covering the Obligatory Surplus Share Reinsurance Agreement effective November 6, 1992) between Converium Reinsurance (North America) Inc. and Centre Reinsurance International Company, dated as of October 1, 2001. Because we no longer have any legal rights of coverage under these policies, they have been excluded from our financial statements for all periods presented.

Supplementary Agreements and Arrangements

      Converium Reinsurance (North America) Inc. and its wholly owned subsidiary, Converium Insurance (North America) Inc., terminated certain existing affiliate arrangements and settled balances due under certain existing arrangements in preparation for the transfer of Converium Reinsurance (North America) Inc. to Converium pursuant to the Agreement Amending and Terminating Centre Reinsurance Dublin Affiliated Group Tax Allocation Agreement, between Orange Stone Delaware Holdings Limited, Orange Stone Reinsurance, Centre Reinsurance Holdings (Delaware) Limited, Centre Reinsurance (US) Limited, ZRCH, Converium Reinsurance (North America) Inc., ZCIC, ZC Specialty Insurance Company, Centre Risk Advisors, Inc., Constellation Reinsurance Company, Centre Re Services, Inc., Zurich Global Assets LLC, formerly known as BDA/ US Services Limited, ZC Management Corporation, ZC Resource LLC, ZC Property Management, Inc. and Claims Solutions Group, dated October 1, 2001.

      Centre Reinsurance Holdings (Delaware) Limited, an indirect subsidiary of Zurich Financial Services, repaid a loan from Converium Reinsurance (North America) Inc. in the principal amount of $33.0 million plus accrued interest of $0.9 million. These amounts were settled in cash. The transaction was effected on July 10, 2001.

      Additionally, the former direct parent of Converium Reinsurance (North America) Inc. repaid a loan from Converium Reinsurance (North America) Inc. in the principal amount of $33.0 million plus accrued interest of $1.9 million. These amounts were settled in cash and the transaction was effected on July 10, 2001.

      Moreover, Converium Reinsurance (North America) Inc. was removed as a party to an Expense Sharing Agreement with an affiliate of Zurich Financial Services. Converium Reinsurance (North America) Inc. settled all costs and received all payments arising under this Expense Sharing Agreement according to its terms as of the settlement date. The termination became effective October 1, 2001, with a settlement as of September 30, 2001.

      Prior to the Formation Transactions, Converium Reinsurance (North America) Inc. owned approximately 34% of the common stock of Lancer Insurance Company, or Lancer, an Illinois-domiciled property and casualty insurer. Converium Reinsurance (North America) Inc. transferred its interest in Lancer to a subsidiary of Zurich Financial Services pursuant to the Stock Purchase Agreement between Converium Reinsurance (North America) Inc. and Centre Strategic Holdings Limited, dated August 23, 2001. The Lancer stock was sold on August 23, 2001 at the book value on the effective date of the sale, which was approximately $11.9 million. The sale was effective as of August 1, 2001.

      Converium Reinsurance (North America) Inc. had been party to a sublease agreement dated January 1, 1994 as amended January 26, 1996 with ZC Resource LLC (“ZC Resource”), a subsidiary of Zurich Financial Services. In connection with the Formation Transactions, Converium Reinsurance (North America) Inc. entered into a sublease replacing this sublease with ZC Resource as of July 13, 2001. The sublease has a term of approximately eleven years, ending in 2012.

      The landlord agreed to allow ZC Resource to continue to sublease office space to Converium Reinsurance (North America) Inc. after the Formation Transactions. Accordingly, Converium Reinsurance (North America) Inc. continues its sublease from ZC Resource and continues its rent guaranty for ZC Resource. As part of the Formation Transactions, Converium Reinsurance (North America) Inc. entered into an agreement to indemnify Global Asset Holdings Limited (“GAHL”) (an indirect parent of ZC Resource and a co-guarantor of the prime lease) for losses under the prime lease or the guaranty caused by Converium Reinsurance (North America) Inc.’s default under the sublease that results in a default under the prime lease; GAHL, in turn, indemnifies Converium Reinsurance (North America) Inc. for any losses under the guaranty caused by a default by ZC Resource under the prime lease. CIC guarantees the punctual payment of all amounts due by GAHL under the guaranty and all expenses incurred by Converium Reinsurance (North America) Inc. enforcing the guaranty.

      All of the above supplementary transactions were recorded in our financial statements on the date they occurred.

Acquisition of the Converium Cologne and Converium Life Businesses

      The Converium Cologne and Converium Life reinsurance businesses were acquired through the transfer by Zurich Financial Services to Converium AG of its 98.6% interest in ZRK pursuant to the Agreement for the Sale and Transfer of Shares in Zürich Rückversicherung (Köln) Aktiengesellschaft, dated September 28, 2001.

GRI Retained Business

      GRI is an internal operating unit of Zurich Financial Services whose principal role is to accumulate risks underwritten by primary and direct providers of insurance. GRI’s internal operations were wholly autonomous from the third party reinsurance business conducted by Converium. Moreover, Converium never used GRI to access external reinsurance markets.

      Prior to the Formation Transactions, the GRI operation was partially conducted through policies issued by Converium Reinsurance (North America) Inc. and ZRK. However, the GRI operation was managed exclusively by GRI’s management team. Additionally, Zurich Financial Services did not alter the capital ascribed to support Converium’s business as a result of the GRI business formerly written on our balance sheets. As a consequence of the Formation Transactions, all GRI business previously written on our balance sheets was assigned and assumed pursuant to a Group Reinsurance Business Master Novation and Indemnity Reinsurance Agreement, among Converium Reinsurance (North America) Inc., ZIC and ZIB, dated as of October 1, 2001. Any related rights and obligations of ours were extinguished. Accordingly, all of this business is excluded from our financial statements

Other Indemnity Matters

      Pursuant to the Master Agreement, we and Zurich Financial Services have indemnified each other for certain matters, such as liabilities arising out of our respective businesses, and for breaches of our respective representations and warranties and other customary matters.

      In particular, we agreed to indemnify Zurich Financial Services and its affiliates for:

•	liabilities assumed by or transferred to us in the separation;

•	liabilities incurred by Zurich Financial Services or its affiliates (other than Converium) while carrying on business on our behalf pursuant to the terms of agreements entered into in connection with the Formation Transactions before and after the dates of the separation of U.S. and non-U.S. business from Zurich Financial Services;

•	liabilities incurred by us on our own behalf at any time, which are deemed to be or become a liability of Zurich Financial Services or any of its affiliates (other than Converium); and

•	losses suffered by Zurich Financial Services or any of its affiliates (other than Converium) that relate to any reasonable action to avoid, resist or defend against liabilities assumed by or indemnified against by us; and

      Zurich Financial Services has correspondingly agreed to indemnify us for:

•	liabilities retained by Zurich Financial Services and its affiliates and not assumed by or transferred to us in the separation;

•	liabilities arising out of or relating to the assets not assumed by or transferred to us in the separation;

•	liabilities arising out of specified contracts we have not assumed pursuant to the terms of the Quota Share Retrocession Agreement; and

•	losses suffered by Converium or any of our affiliates that relate to any reasonable action to avoid, resist or defend against liabilities not relating to our business.

      Moreover, we agreed with Zurich Financial Services to allocate amongst ourselves liabilities that may arise under relevant securities laws as a result of any misstatements or omissions contained in the various annual report documentation to be distributed to Converium shareholders or as a result of the transactions themselves.

      In addition, pursuant to the tax sharing and indemnity agreements described below, we and Zurich Financial Services indemnify each other for certain tax liabilities arising out of the Formation Transactions and certain other potential liabilities that arose while we were affiliated with Zurich Financial Services.

      We further agreed with Zurich Financial Services to indemnify Zurich Financial Services or ZIC against liabilities to counterparties or third parties arising in connection with ZIC’s participation in establishing the TRINOM transaction, including, but not limited to, the offering circular and any ancillary documentation related thereto, ZIC’s exercise or performance of any of its rights and obligations under the TRINOM agreements and ZIC’s acting based on our information and/or instructions.

      Also, we agreed to indemnify Zurich Financial Services and its subsidiaries for losses arising from Zurich Financial Services’ involvement in the MDU joint venture to the extent such indemnifiable losses had been caused by the misconduct or negligence of our employees or arising out of our business.

      As described above, subsidiaries of Converium and Zurich Financial Services indemnify each other with respect to losses arising out of our lease arrangements at Converium North America’s New York City office. See “— Acquisition of the Converium North America Business.”

Tax Sharing Agreements

      We entered into Tax Sharing and Indemnification Agreements with:

•	ZRCH, in respect of the U.S. Converium entities, which we refer to as the U.S. Tax Sharing Agreement, and

•	Zurich Financial Services in respect of the non-U.S. Converium entities, which we refer to as the Non-U.S. Tax Sharing Agreement.

      The tax allocation agreement previously in effect involving Converium Reinsurance (North America) Inc. and Converium Insurance (North America) Inc. was terminated as to those parties. Converium Reinsurance (North America) Inc. and Converium Insurance (North America) Inc. paid $54.9 million due under the tax allocation agreement through the date of sale of Converium Reinsurance (North America) Inc., to Converium Holdings (North America) Inc. Under the U.S. Tax Sharing Agreement, these settlements will be adjusted to the extent necessary based on the tax returns filed for years 2000 and 2001. The U.S. Tax Sharing Agreement provides that we are generally liable for taxes imposed on our U.S. entities in respect of periods prior to and after the transfer. However, ZRCH is liable to us for specified taxes which include any taxes arising out of the transfer of the U.S. entities to us, any taxes imposed in respect of the stop loss reinsurance policy from ZIC from 1997 to 2001 and certain other matters.

      The Non-U.S. Tax Sharing Agreement provides, in general, that we are liable for all taxes arising from the business previously conducted by ZIC and Converium Germany, whether arising prior to or subsequent to the transfer to Converium. We are also liable for branch taxes arising from the Converium branches located in Malaysia, Singapore and Australia and representative offices in Buenos Aires, London, Mexico City, Sao Paolo and Tokyo. As described above, under the Master Agreement we are liable for all taxes related to the consummation of the Formation Transactions together with all other costs and expenses incurred in connection with the global offering, up to an aggregate of $50 million. In addition, all taxes relating to the Formation Transactions but incurred after the Formation Transactions are borne by Converium. See “— The Master Agreement.”

      The tax sharing agreements also set forth the responsibilities for filing tax returns affecting the Converium entities, and the conduct of audits and similar proceedings. The obligations of ZRCH under the U.S. Tax Sharing Agreement are guaranteed by ZIC.

Swiss Tax Consequences to Converium of the Formation Transactions

      Under the terms of the Swiss tax rulings obtained by Zurich Financial Services and granted by the Swiss Federal and Zurich Cantonal Tax Administrations, the Swiss tax treatment of the transactions relating to the formation of Converium is as described below, provided the transactions were effected in the manner described to the Swiss Tax Administrations and the conditions described further below are satisfied:

•	The offering of Converium shares to the public in the global offering will retroactively trigger Swiss stamp duty at the rate of 1% of the fair market value of Converium at the level of Converium Holding AG.

      As part of the Master Agreement, Zurich Financial Services agreed to reimburse us for certain costs and expenses related to the Formation Transactions, including the stamp duty taxes described above. See “— Master Agreement”.

      The Swiss tax treatment of the transactions set forth above is subject to the following condition:

•	If a shareholder or a group of shareholders acting in concert were to acquire directly or indirectly more than one-third of the voting rights of Converium AG within five years from the completion of the Formation Transactions, then Converium AG would have to pay Swiss stamp duty in the amount of 1% of the fair market value of all of the issued Converium AG shares as of the date of the completion of the Formation Transactions. If, however, more than one-third of the voting rights of such company were transferred in the course of another tax-privileged transaction, such as a merger, taking place within the described five-year period, such retroactive taxation would not be triggered upon the fulfillment of certain conditions. Any such stamp duty would be borne by us.

Continuing Relationships with Zurich Financial Services

      In addition to the agreements described above, we have certain continuing relationships with Zurich Financial Services, including those described below.

Continuing Aggregate Excess of Loss Agreements

     1993 Aggregate Excess of Loss Agreement

      In 1993, ZIC and Zurich Reinsurance Centre entered into an Excess of Loss Reinsurance Agreement under which ZIC agreed to reinsure adverse loss development on ZRC’s revenues as of December 31, 1992. As we described above under “CENY Arrangements,” ZRC was a predecessor of Converium Reinsurance (North America) Inc., and we remain liable for its continuing obligations. Also, ZIC and ZRC entered into a Stop Loss Reinsurance Agreement as of March 5, 1993 for losses occurring between January 1, 1993 and May 31, 1993. In addition, under this second agreement, we are reimbursed for incurred losses and allocated loss adjustment expenses in excess of 75% of earned premiums for losses occurring after May 31, 1993 on business written by ZRC prior to June 1993. Recoveries under each of these agreements, which we refer to collectively as the 1993 Aggregate Excess of Loss Agreement, are on an incurred basis (rather than as any such losses are paid). As of December 31, 2001, there were no recoverables under the 1993 Aggregate Excess of Loss Agreement.

     1997 Aggregate Excess of Loss Agreement

      Converium Reinsurance (North America) Inc. and Converium Zurich had an intra-Converium aggregate excess of loss reinsurance agreement in place since July 1, 1997 (“1997 Aggregate Excess of Loss Agreement”). This agreement provided protection to Converium Reinsurance (North America) Inc. for losses that exceeded a net retention after amounts recoverable from its outside retrocessionaires. Because the 1997 Aggregate Excess of Loss Agreement pre-dated the Formation Transactions, ZIC was the formal counterparty to Converium Reinsurance (North America) Inc. In October 2001, the 1997 Aggregate Excess of Loss Agreement was amended as follows:

•	Converium Reinsurance (North America) Inc.’s coverage for net losses of $320.4 million with respect to all Amerisafe business retroceded to the Unicover Occupational Accident Reinsurance Pool remains in effect, with ZIC as counterparty,

•	Converium Reinsurance (North America) Inc.’s coverage for net losses of $307.5 million from the September 11th terrorist attacks that exceed $58.2 million remains in effect, with ZIC as counterparty,

•	The remainder of the coverage under the agreement was commuted.

      As part of the Formation Transactions, ZIC also provided Converium Reinsurance (North America) Inc. with coverage for all its net losses with respect to the Amerisafe business ceded to the Unicover Occupational Accident Reinsurance Pool and the September 11th terrorist attacks that exceed the coverage limits described above under each of two Indemnity Agreements, each dated as of October 1, 2001. See Note 15 to our financial statements. In addition, under the Master Agreement, Converium agreed to indemnify ZIC for up to $58.6 million of losses in connection with the Amerisafe business ceded to the Unicover Pool for non-performance of the retrocessionaire.

Other Agreements and Arrangements

      As described in more detail above, the separation of our business from that of Zurich Financial Services, in part pursuant to reinsurance agreements, including the Quota Share Retrocession Agreement and the Master Novation and Indemnity Agreement, entail us and Zurich Financial Services and its affiliates having continuing obligations to reinsure each other and to provide services in connection with the administration of the run-off of the business we transferred to each other.

      In some of our lines of business, it is either necessary for regulatory or other reasons, or commercially useful, to write business through policies issued directly by primary insurance companies. We subsequently reinsure all or substantially all of this business, which we underwrite and manage. In some cases, we have partnered with certain Zurich Financial Services affiliates who write direct business in some jurisdictions or lines, which we have subsequently reinsured. For example, we partnered with Zurich American Insurance Company to reinsure coverage provided to the USAIG aviation pool through policies directly issued by Zurich American Insurance Company and reinsured by us. Because this type of business has been historically marketed, managed and operated by Converium, it is included in our financial statements. Our financial statements include gross assumed premiums under these transactions of $44.0 million in 2001, $35.8 million in 2000 and $27.3 million in 1999.

      During 2000, Converium entered into a significant modified life coinsurance agreement to assume certain assets and liabilities of Zurich International, Bermuda Branch. The quota share on these deposits and deposit liabilities totaled $430.3 million and $410.3 million each as of December 31, 2001 and 2000 and are presented net on the balance sheet. The contract can be cancelled and withdrawn after five years.

      In June 2001, ZIC entered into the TRINOM transaction that provides ZIC with specific high limit catastrophe protection. As part of the Formation Transactions, ZIC and Converium AG have entered into a CAT Retrocession Reinsurance Agreement, dated December 1, 2001, which we refer to as the Catastrophe Agreement. This agreement provides for Converium to receive payments from ZIC for certain catastrophic events on terms similar to ZIC’s protection under the TRINOM transaction. We will pay ZIC amounts at least equal to the payments made by ZIC to TRINOM. The catastrophe agreement was effective as of June 18, 2001, and will remain in effect for the same period as ZIC’s agreement with TRINOM, together with any extension thereto. See “Business — Catastrophe Protection.”

      Certain business being retained by ZIC pursuant to the Quota Share Retrocession Agreement is subject to a Run-Off Services and Management Agreement between ZIC and Converium, dated December 3, 2001 and effective as of October 1, 2001. Converium receives commercially customary fees in exchange for the services it renders under this agreement, which include technical accounting, claim handling, actuarial support and access to certain infrastructure.

Investment Management Agreements

      Prior to the Formation Transactions, substantially all of our investments were managed by affiliates of Zurich Financial Services pursuant to an Investment Management Agreement between ZCIC and Scudder Kemper Investments, Inc., dated January 1, 2000, an Investment Management Agreement between Converium Reinsurance (North America) Inc. and Scudder Kemper Investments, Inc., dated May 28, 1999, and an Agreement for the Provision of Services between ZRK and Zürich Beteiligungs-Aktiengesellschaft, dated November 29, 2000. We believe that these agreements are made on market terms. Under these agreements, our investment managers manage our portfolio of investment securities in return for fees based on the average total market value of the assets under management, as well as investment performance. In the second quarter of 2002, Zurich Financial Services sold certain of its investment management businesses, including Zurich Scudder Investments, Inc. to Deutsche Bank AG.

      The investment fees we pay vary by the particular asset class portfolios selected. For this purpose, an asset class portfolio is defined as an asset class characterized by substantially similar investment mandates, such as performance benchmarks or capital gains policies. In addition, some of our investment management arrangements require the payment of additional amounts to the fund manager as a performance fee if the related fund’s returns exceed targeted benchmarks. Monthly fee calculations are based on the average of the market value of the assets at the beginning and the end of each month. Prior to the Formation Transactions, we were also entitled to discounts based on our indirect relationships with our fund managers through Zurich Financial Services. The fees we negotiate in the future may therefore change.

Lease Arrangements

      As described above, Converium Reinsurance (North America) Inc. subleases office space in New York City from an affiliate of Zurich Financial Services. This space serves as the headquarters of Converium North America. We and affiliates of Zurich Financial Services have indemnified each other for breaches of our sublease and their underlying lease.

      Converium AG leases office space from Zurich Financial Services. The lease term is fixed until 2006, with two renewal options for three-year terms each. The lease payments are fixed with annual rent escalations based on a cost of living index.

      In addition, Converium Cologne leases office space from an affiliate of Zurich Financial Services. This space serves as the headquarters of our Converium Cologne and Converium Life operations. The lease term is for a period of ten years, with an option to renew for up to two additional ten-year terms. The lease payments are fixed through 2003 with biannual rent escalations based on changes in local real estate price indices.

EXCHANGE CONTROLS AND OTHER LIMITATIONS

Exchange Controls and Other Limitations

      Other than in connection with government sanctions imposed on Iraq, Yugoslavia, UNITA (Angola), Myanmar, parts of Afghanistan and Libya (currently suspended), there are currently no governmental laws, decrees, or regulations in Switzerland that restrict the export or import of capital, including, but not limited to, Swiss foreign exchange controls on the payment of principal, interest or liquidation proceeds, if any, to non-resident holders of notes.

      There are currently no laws, decrees or regulations in Luxembourg that restrict the export or import of capital, including, but not limited to, Luxembourg foreign exchange controls on the payment of principal, interest or liquidation proceeds, if any, to non-resident holders of notes.

DESCRIPTION OF THE NOTES

      The following description of the terms and provisions of the notes summarizes the terms of the indenture and the notes. The issuer, Converium Holding AG and Converium AG refer you to the indenture pursuant to which the notes will be issued. A copy of the form of indenture is available for inspection free of charge at the offices of any paying agent. The actual terms of the notes are governed by the terms of the indenture and not this summary, which does not purport to summarize all provisions of the indenture or the notes.

General Terms of the Notes

      The notes will be issued under a debt indenture to be dated as of      , 2002, among the issuer, the guarantors (as defined below) and JPMorgan Chase Bank, as trustee. The notes will constitute direct, unsecured and subordinated obligations of the issuer. The notes will be issued in denominations of $25 and integral multiples thereof. The aggregate principal amount of notes that may be issued under the indenture is unlimited. Application has been made to list the notes on the New York Stock Exchange. Trading of the notes is expected to begin within 30 days after the initial delivery of the notes. The holders of the notes will not have a pledge or security interest in any assets of the issuer or the guarantors.

      The guarantors, jointly and severally, will irrevocably and unconditionally guarantee, on a subordinated basis, payments on the notes to the extent described under “Description of the Subordinated Guarantee.”

Principal, Maturity and Interest

      The issuer will initially issue up to $      million aggregate principal amount of notes. The notes will mature on      , 2032. Subject to the issuer’s right to defer interest payments as described under “— Deferral of Interest Payments,” the issuer will make interest payments on the notes in U.S. dollars quarterly in arrears from the date of issue (with scheduled interest dates of      ,      ,      and      of each year). The first interest period for the notes will commence on the date of original issuance of the notes and end on      , 2003 and interest payable for the first interest period will accrue from and including the date of original issuance to, but excluding,      , 2003 and be payable on      , 2003. All subsequent interest periods will begin on a relevant interest payment date and end on the day that precedes the next succeeding interest payment date. The interest rate for the notes will be fixed at a rate of      % per annum of the principal amount. If the issuer must pay interest at a fixed rate for less than a full interest period, the interest for that interest period will be calculated on the basis of a 360-day year of twelve 30-day months.

      If any interest payment date falls on a date which is not a business day in New York such interest payment date will be the immediately following business day in New York (without any interest or other payment in respect of the delay).

      Interest and other payments on the notes will be payable to the holders of record as they appear on the books and records of the issuer on the relevant record dates. The record dates for the notes will be, if the notes are held in book-entry form, one business day in New York prior to the relevant interest payment date. In the event that the notes are not in book-entry form, the record date will be the fifteenth day, whether or not a business day in New York, preceding the relevant interest payment date. These payments will be made by a paying agent. Subject to any applicable laws and regulations and the provisions of the indenture, each payment will be made in accordance with the clearance and settlement procedures described under “— Form of Notes; Book-Entry System” below. Any right to any unclaimed payment on the notes will escheat in accordance with applicable law unless a claim for payment is made within the applicable statute of limitations.

Deferral of Interest Payments

      Interest payments and any arrears of interest with respect to the notes will be subject to deferral in the following circumstances.

Optional Deferral of Payments

      So long as no event of default has occurred (and is continuing), on any optional interest payment date (as defined below), the issuer may defer all or part of any payment that is due and payable by giving a deferral notice to the trustee (or paying agent as applicable) not less than 17 business days prior to the relevant date and the Trustee shall forward such notice to the holders not less than 16 business days prior to the relevant due date. Any deferred payment is referred to as an “optional deferral interest payment”. Any optional deferral interest payment shall not constitute a default by the issuer for any purpose.

      Optional deferral interest payments, until paid, will constitute “arrears of interest”. Arrears of interest will bear interest at a rate equal to the interest rate payable on the notes from (and including) the date on which, but for such deferral, the optional deferral interest payment would have otherwise been due to be made to (but excluding) the date the arrears of interest is paid in full. Arrears of interest may be paid in whole or in part at any time, but all arrears of interest will become due and payable upon the earliest of:

•	the next compulsory interest payment date (as defined below),

•	the date fixed for redemption of the notes, or

•	the date on which an order is made for the winding up, liquidation or dissolution of the issuer or either of the guarantors.

      An “optional interest payment date” means any interest payment date where each of the following criteria are met:

•	neither Converium Holding AG nor Converium AG has paid a dividend (other than dividends in the form of shares or other securities or rights to acquire shares or other securities of Converium Holding AG or Converium AG, respectively) in respect of any class of its shares, including preference shares since, or set aside a sum by declaration or otherwise to provide for payment of such dividend at, either (a) its most recent Annual General Meeting preceding such interest payment date or (b) any Extraordinary General Meeting since the previous interest payment date,

•	neither Converium Holding AG nor Converium AG repurchased any class of their respective shares including preference shares, since the previous interest payment date other than in connection with (a) any equity compensation plan of Converium Holding AG (b) Converium Holding AG’s and Converium AG’s normal market making activity or (c) any repurchase of preference shares which is mandatory pursuant to the terms of those preference shares, and

•	neither Converium Holding AG nor Converium AG paid a coupon on any class of their respective subordinated debt which ranks pari passu with or junior to the notes since the previous interest payment date, other than a payment made on such subordinated debt pursuant to the terms of (or other contractual provision governing) such subordinated debt as a result of an interest payment being paid (a) by the issuer on the notes or (b) on other such subordinated debt as a result of a similar term or provision.

      A “compulsory interest payment date” means any interest payment date that is not an optional interest payment date.

      Claims against the issuer or the paying agent for the payment of principal of, or interest or additional amounts, if any, on, the notes will become void unless presentation for payment is made as required in the indenture within a period of ten years, in the case of principal, or five years, in the case of interest or additional amounts, if any, from the applicable original payment date.

Ranking

      In the event of a liquidation, winding up or dissolution of the issuer, or any other similar proceedings affecting the issuer or its assets, the claims of holders of the notes to payments under the notes is subordinated to, and subject in right of payment to, the prior payment in full of all Senior Creditors of the issuer and will rank equally with the holders of the issuer’s existing or future unsecured, subordinated obligations that are expressed to rank equally with the notes and any other parity securities of the issuer then outstanding and in priority to the issuer’s creditors that are within Converium Holding AG and any corporations, partnerships or other business entities of which 25% or more of the outstanding capital stock or other ownership interest having ordinary voting power to elect a majority of the board of directors, managers or other voting members of the governing body of such entity (irrespective of whether at the time capital stock or other ownership interest of any other classes or classes of such entity shall or might have voting power upon the occurrence of any contingency) is at the time directly or indirectly owned by Converium, by Converium and one or more other such entities, or by one or more of such entities (the “Group”) and to all holders of the issuer’s share capital and to holders of the issuer’s existing and future securities or obligations that are expressed to rank junior as to payments to the notes.

      The following are Senior Creditors in respect of the issuer under the notes:

•	all claims of the issuer’s unsubordinated creditors that are outside the Group admitted in the liquidation, winding-up or dissolution; and

•	all claims of the issuer’s creditors that are outside the Group in respect of liabilities that are, or are expressed to be, subordinated, whether only in the event of a winding-up or otherwise, to the claims of the issuer’s unsubordinated creditors but not further or otherwise except for claims that are expressed to rank equally with or junior to the notes.

      However, see “— Limitation on Debt” below for limitations on the ability of the issuer to incur debt. As a consequence of the above-described subordination provisions, holders of the notes may recover less ratably than the holders of the issuer’s unsubordinated liabilities and the holders of certain of the issuer’s subordinated liabilities, including the holders of subordinated debt securities. If, in any winding-up, amounts payable under the notes and any claims ranking equally with the notes are not paid in full, the notes and other claims ranking equally will share ratably in any interest of the issuer’s assets in a winding-up in proportion to the respective amounts to which they are entitled.

Additional Amounts

      The issuer will make all payments on the notes without deduction or withholding for, or on account of, any and all present and future income, stamp and other taxes, levies, imposts, duties, charges, fees, deductions or withholdings imposed, levied, collected, withheld or assessed by or on behalf of Switzerland or any political subdivision or taxing authority thereof or therein (a “Swiss taxing jurisdiction”), or Luxembourg or any political subdivision or taxing authority thereof or therein (the “issuer’s taxing jurisdiction”) or the jurisdiction of organization of any successor to the issuer or any guarantor or any political subdivision or taxing authority thereof or therein (a “Successor taxing jurisdiction”), unless such deduction or withholding is required by law. If at any time a Swiss taxing jurisdiction, the issuer’s taxing jurisdiction or a Successor taxing jurisdiction (each a “Relevant taxing jurisdiction”) requires the issuer to make such deduction or withholding, the issuer will pay or procure the payment of such additional amounts that are necessary in order that the net amounts paid to the holders of the notes, after the deduction or withholding, shall equal the amounts which would have been payable to holders of the notes if the deduction or withholding had not been required; provided that, if any such additional amounts are not paid by the issuer, holders of the notes shall have a claim therefore pursuant to the terms of the subordinated guarantee. However, the issuer will not be obligated to pay any additional amounts with respect to any tax that would not have been payable or due but for the fact that:

•	the holder or the beneficial owner of the notes is a domiciliary, national or resident of, or engaging in business or maintaining a permanent establishment or physically present in, a Relevant taxing jurisdiction or otherwise having some connection with the Relevant taxing jurisdiction other than the holding or beneficial ownership of notes,

•	the relevant note is presented (where presentation is required) for payment in the Relevant taxing jurisdiction,

•	the relevant note is presented (where presentation is required) for payment more than 30 calendar days after the date payment became due or was provided for, whichever is later, except to the extent that the holder would have been entitled to the additional amounts on presenting the note for payment at the close of that 30 calendar day period,

•	the holder or the beneficial owner of the notes has failed, following a request by the issuer, to provide information concerning the nationality, residency or identity of the holder or the beneficial owner, as the case may be, or to make any declaration or other similar claim to satisfy any information requirement, which is required or imposed by a statute, regulation or administrative practice of a Relevant taxing jurisdiction as a precondition to exemption from all or part of the tax,

•	the withholding or deduction is imposed on a payment to or for the benefit of an individual and is required to be made pursuant to any European Union Directive on the taxation of savings implementing the conclusions of the ECOFIN Council Meeting of November 26-27, 2000 or any law implementing or complying with, or introduced in order to conform to, such directive,

•	the relevant note is presented (where presentation is required) for payment by or on behalf of a holder who would have been able to avoid such withholding or deduction by presenting the relevant note to another paying agent in a Member State of the European Union, or

•	any combination of the above items,

nor shall additional amounts described in this paragraph be paid with respect to payments on the notes to any holder who is a fiduciary or partnership or settlor with respect to such fiduciary or a member of such partnership other than the sole beneficial owner of such payment to the extent such payment would be required by the laws of any taxing jurisdiction to be included in the income for tax purposes of a beneficiary or partner or settlor with respect to such fiduciary or a member of such partnership or a beneficial owner who would not have been entitled to such additional amounts, had it been the holder.

      Any reference in this prospectus relating to the payment of interest or any payments on, or in respect of, the notes, includes the payment of additional amounts to the extent that, in the context, such additional amounts are, were or would be payable.

Redemption of the Notes

Optional Redemption

      The notes will mature on      , 2032. The notes are not redeemable at the option of the holders at any time and are not redeemable at the issuer’s option prior to      , 2007.

      The issuer may redeem the notes at its option, in whole but not in part, on      , 2007 and on any interest payment date thereafter. The issuer must give 30 to 60 calendar days’ notice of such redemption to the holder of the notes. Any notice of redemption will be irrevocable. Upon the redemption of the notes, the redemption price at which the notes may be redeemed will be an amount, which is referred to as the “par redemption amount”, equal to:

•	their aggregate principal amount, plus

•	an amount equal to accrued interest, if any, for the then-current interest period accrued on a daily basis to the redemption date, plus

•	arrears of interest, if any, plus

•	interest on arrears of interest, if any, plus

•	all other amounts due thereon.

Redemption Following a Tax Event

      The issuer has the option to redeem the notes, in whole but not in part, at any time, at the par redemption amount in cash, if either of the guarantors or the issuer as a result of a change in or amendment to the laws or regulations (including a decision of any court or tribunal) of any Relevant taxing jurisdiction, or any change in an official application or interpretation of those laws or regulations which becomes effective on or after the date of the original issue of the notes, becomes obliged on the next payment date to pay additional amounts on such notes or guarantee and cannot avoid such obligation using commercially reasonable efforts. In the case of a Successor taxing jurisdiction, the option to redeem the notes arises only as a result of a change in or an amendment to the laws or regulations of the Successor taxing jurisdiction or any change in the official application or interpretation of these laws or regulations which becomes effective on or after the date such successor assumes the issuer’s or the guarantors’ obligations under the notes or the subordinated guarantee.

Procedures for the Redemption of Notes

      Before the issuer may redeem the notes as provided above, the issuer must deliver to the trustee at least 30 calendar days, but not more than 60 calendar days, prior to the date fixed for redemption:

•	An irrevocable written notice stating that the notes are to be redeemed, specifying the redemption date and other pertinent information and;

•	In the case of a redemption following a tax event, an opinion of an internationally recognized independent legal counsel selected by the issuer to the effect that, as a result of the circumstances described above, the issuer or the guarantors have or will become obligated to pay any additional amounts.

      In the case of a redemption following a tax event, no such notice of redemption shall be given (i) earlier than 90 calendar days prior to, or later than 90 calendar days after, the earliest date on which the issuer or the guarantors would be obligated to pay any additional amounts and (ii) unless such obligation to pay additional amounts remains in effect at the time such notice is given.

      Any notice of redemption will be irrevocable. If the redemption price in respect of any notes is improperly withheld or refused and is not paid by the issuer or the guarantors, interest on such notes will continue to accrue in accordance with their terms until the redemption price is actually paid.

      By 10:00 a.m., New York City time, on the redemption date, provided that the issuer or the guarantors, as applicable, have paid the trustee cash in the amount required to redeem the notes, the trustee:

•	if the notes are in book-entry form, will irrevocably deposit with the paying agent funds sufficient to pay the redemption price and will give the paying agent irrevocable instructions and authority to pay the redemption price for the notes held through DTC, Euroclear or Clearstream, or

•	if the notes are not in book-entry form, will irrevocably deposit with a paying agent for the notes funds sufficient to pay the redemption price for any notes in certificated form and will give the paying agents irrevocable instructions and authority to pay that amount to the holders on surrender of their notes.

      If notice of a redemption shall have been given and funds deposited as required, then, immediately prior to the close of business on the date of the deposit, all rights of holders of the notes called for redemption will cease, except their right to receive the redemption price without interest.

Defaults, Rights and Remedies

      You will have special rights if an event of default with respect to the notes has occurred and is not cured, as described in this subsection.

Events of Default

      Any of the following is an event of default:

•	the guarantors and the issuer fail to pay, subject to optional deferral interest payments as described above, any amount of interest on the notes within 10 calendar days of its due date,

•	the guarantors and the issuer fail to pay the principal of or any redemption amount on any note on its due date,

•	the guarantors or the issuer remain in breach of any covenant made in the indenture or the subordinated guarantee for 60 calendar days after the relevant party receives a notice of default stating that such a breach has occurred. The notice must be sent by either the trustee or holders of 25% or more of the principal amount of the outstanding notes,

•	an order is made, any action is taken, or an effective resolution is passed for the winding up, bankruptcy, insolvency, reorganization, moratorium on payments, dissolution or liquidation of either of the guarantors or the issuer, or

•	the subordinated guarantee is not in full force and effect.

Remedies if an Event of Default Occurs

      If an event of default has occurred and has not been cured or waived, the trustee or holders of 25% or more of the principal amount of the outstanding notes may declare the entire principal amount of the notes to be due immediately together with any other amounts due. If an event of default occurs because of events in winding up, bankruptcy, insolvency or reorganization relating to the issuer or either of the guarantors, all amounts due under the notes will be automatically accelerated, without any action by the trustee or any holder.

      Each of the situations described above is called an acceleration of maturity of the notes. If the maturity of the notes is accelerated and a judgment for payment has not yet been obtained, the holders of a majority in principal amount of the outstanding notes may cancel the acceleration.

      If an event of default occurs, the trustee will have special duties. In that situation, the trustee will be obligated to use its rights and powers under the indenture, and in doing so, to use the same degree and skill that a prudent person would use in that situation in conducting his or her own affairs.

      Except as described in the prior paragraph, the trustee is not required to take an action under the indenture or the guarantee at the request of any holders unless the holders offer the trustee reasonable protection from expenses and liability. This is called an indemnity. If the trustee is provided with an indemnity reasonably satisfactory to it, the holders of a majority in principal amount of the outstanding notes may direct, from time to time, the method and place of conducting any lawsuit or other formal legal action seeking any remedy available to the trustee. These majority holders may also direct the trustee in performing any other action under the indenture or the guarantee with respect to the notes.

      Before a holder can bypass the trustee and bring a lawsuit or other formal legal action or take other steps to enforce its rights or protect its interests relating to the notes, the following must occur:

•	the holder of the note must give the trustee written notice that an event of default has occurred, and the event of default must not have been cured or waived,

•	the holders of 25% or more in principal amount of the outstanding notes must make a written request that the trustee take action because of the default, and they or other holders must offer to the trustee indemnity reasonably satisfactory to the trustee against the cost and other liabilities of taking that action,

•	the trustee must not have taken action for 60 calendar days after the above steps have been taken, and

•	during those 60 calendar days, the holders of a majority in principal amount of the outstanding notes must not have given the trustee directions that are inconsistent with the written request of the holders of not less than 25% in principal amount of the outstanding notes.

      The holder of a note is, however, entitled at any time to bring a lawsuit under the indenture or the guarantee for the payment of money due on the notes or the guarantee on or about their due date.

Waiver of Default

      The holders of not less than a majority in principal amount of the outstanding notes may waive a default for all notes. If this happens, the default will be treated as if it has not occurred. No one can waive a payment default on your notes, however, without your approval.

Modification and Waiver

      The issuer and the guarantors, when authorized by resolutions of their respective Boards of Directors, and the trustee, without the consent of the holders of the notes, may amend, waive or supplement the indenture or the notes for certain specified purposes, including, among other things, curing ambiguities, defects or inconsistencies, or making any change that does not adversely affect the rights of any holder.

      Modifications and amendments of the indenture affecting the notes may be made by the issuer and the trustee with the consent of the holders of a majority in aggregate principal amount of the outstanding notes; provided, however, that no such modification or amendment may, without the consent of the holder of each outstanding note affected thereby:

•	to change the stated maturity of, or payment date of any installment of interest, including accrued interest or additional amounts, on any note,

•	to reduce the principal amount of, or interest, including accrued interest or additional amounts, on any note,

•	to change the place or currency of payment of principal of, or interest, including accrued interest or additional amounts, on any note,

•	to impair the right to institute suit for the enforcement of any payment on or after the due date or, in the case of redemption, the redemption date,

•	to reduce the percentage of outstanding notes necessary to modify or amend the indenture,

•	to reduce the percentage or principal amount of the outstanding notes necessary for waiver of compliance with certain provisions of the indenture or for waiver of certain defaults, or

•	to modify certain provisions of the indenture relating to the modification and amendment of the indenture or the waiver of past defaults or covenants, except as otherwise specified.

      The holders of not less than a majority in aggregate principal amount of the outstanding notes on behalf of all holders of the notes, may waive compliance by the issuer and the guarantors with certain restrictive provisions and covenants of the indenture affecting the notes. Subject to certain rights of the trustee, as provided in the indenture, the holders of not less than a majority in aggregate principal amount of the outstanding notes, on behalf of all holders of the notes, may waive any past default under the indenture affecting the notes, except a default in the payment of principal or interest or any other amounts due in respect of the notes or in respect of a covenant or provision that cannot be modified or amended without the consent of the holder of each outstanding note.

Consolidation, Merger and Sale of Assets; Assumption of Obligations

      Under the indenture, each of the issuer and the guarantors may consolidate with or merge into any other corporation, partnership, company, trust, association or other person, or sell, convey or transfer all or substantially all of its assets to any other corporation, partnership, company, trust, association or other person, without the consent of holders of the notes, provided that the purchasing or transferee entity or the successor, continuing or resulting entity in the case of a merger or consolidation, as the case may be:

•	is an entity organized under the laws of any member of the European Union, the United States, Switzerland or an Organization for Economic Cooperation and Development member nation,

•	expressly assumes, by a supplemental indenture executed and delivered to the trustee in form satisfactory to the trustee, the obligations of the issuer or the relevant guarantor, as the case may be, under the indenture and the due and punctual performance and observance of all the covenants and conditions to be performed or observed by the issuer or the guarantors, as the case may be, pursuant to the indenture, and

•	agrees to assume the issuer’s obligations under the notes or the guarantors’ obligations under the guarantee, as the case may be, to pay additional amounts as discussed under “— Additional Amounts” above, substituting the name of the jurisdiction in which such entity is organized for the relevant taxing jurisdiction each place that it appears therein.

      It shall be a condition to any consolidation, merger, sale of assets or assumption, that immediately after giving effect to such consolidation, merger, sale of assets or assumption, no event of default shall have occurred and be continuing and no event which, after notice or lapse of time or both, would become an event of default, shall have occurred and be continuing.

      Upon such assumption of the issuer’s obligations under the notes or a guarantor’s obligation under the guarantee, the issuer or the relevant guarantor, as the case may be, will be released from its respective obligations under the notes or the guarantees.

Limitation on Debt

      Except in connection with the issuance of the notes (including any further issues as described below) and the investments and transactions with entities within the Group, the issuer is prohibited from (1) incurring any indebtedness for borrowed money, (2) creating or permitting to exist any lien, charge, mortgage or security interest on its assets, (3) issuing any debt securities and (4) entering into any other transactions other than those that are incidental to its corporate existence or performance of its obligations under the indenture or the notes. Furthermore, the issuer will agree in the indenture that it will not incur any indebtedness for borrowed money to creditors within the Group that ranks in a bankruptcy or similar proceeding equal to or senior to payments on the notes.

Further Issues

      The issuer may from time to time without the consent of holders of the notes create and issue additional notes having the same terms and conditions as the notes in all respects (except for the first payment of interest thereon) and will be consolidated and form a single series with the notes.

      In the event the issuer offers additional notes with original issue discount for U.S. federal income tax purposes as part of a further issue, purchasers of notes after the date of any further issue will not be able to differentiate between the notes sold as part of a further issue and previously issued notes. If the issuer were to issue further notes with original issue discount, purchasers of notes after such a further issue may be required to accrue original issue discount (or greater amounts of original issue discount than they would otherwise have accrued) with respect to their notes. This may affect the price of outstanding notes following a further issue. Further, if additional notes are issued with original issue discount, the Trustee and the issuer may make appropriate modifications to the indentures with respect thereto without consent of the holders of the notes. Purchasers are advised to consult legal counsel with respect to the implications of any future decision by the issuer to undertake a further issue of notes with original issue discount.

Form of Notes; Book-Entry System

General

      The notes shall initially be represented by one or more global certificates in registered form, without coupons attached, in denominations that are even multiples of $25 and will be deposited with or on behalf of one or more depositary, to include DTC, Euroclear Bank, as operator of Euroclear and/or Clearstream and will be registered in the name of such depositary or its nominee. Unless and until the notes are exchanged in whole or in part for other securities that we or the issuer issue or the global certificates are exchanged for definitive securities, the global certificates may not be transferred except as a whole by the depositary to a nominee or a successor of the depositary.

      The notes will be accepted for clearance by DTC, Euroclear and Clearstream. The initial distribution of the notes will be cleared through DTC only. Beneficial interests in the notes will be shown on, and transfers thereof will be effected only through, the book-entry records maintained by DTC and its direct and indirect participants, including, Euroclear and Clearstream. Owners of beneficial interests in the notes will receive payments relating to the notes in U.S. dollars.

      The laws of some U.S. states may require that certain investors in securities take physical delivery of their securities in definitive form. Those laws may impair the ability of investors to own interests in book-entry securities.

      So long as the depositary, or its nominee, is the registered holder of a note, the depositary or its nominee will be considered the sole holder of such note. Except as described below under “— Issuance of Definitive Securities”, no participant, indirect participant or other person will be entitled to have notes registered in its name, receive or be entitled to receive physical delivery of notes in definitive form or be considered the owner or holder of the notes. Each person having an ownership or other interest in notes must rely on the procedures of the depositary, and, if a person is not a participant in the depositary, must rely on the procedures of the participant or other securities intermediary through which that person owns its interest to exercise any rights and obligations of a holder under the indentures or the notes.

Payments on the Notes

      Payments of any amounts in respect of any notes will be made by the issuer to the depositary. Payments will be made to beneficial owners of notes in accordance with the rules and procedures of the depositary or its direct and indirect participants, as applicable. Neither we, the issuer nor the trustee nor any of our agents will have any responsibility or liability for any aspect of the records of any securities intermediary in the chain of intermediaries between the depositary and any beneficial owner of an interest in a note, or the failure of the depositary or any intermediary to pass through to any beneficial owner any payments that we make to the depositary.

The Clearing Systems

      DTC, Euroclear and Clearstream have advised us as follows:

      DTC. DTC is a limited-purpose trust company organized under the New York Banking Law, a “banking organization” within the meaning of the New York Banking Law, a member of the Federal Reserve System, a “clearing corporation” within the meaning of the New York Uniform Commercial Code, and a “clearing agency” registered pursuant to the provisions of Section 17A of the Securities Exchange Act of 1934. DTC was created to hold securities of its participants and to facilitate the clearance and settlement of transactions among its participants in those securities through electronic book-entry changes in accounts of the participants, thereby eliminating the need for physical movement of securities certificates. DTC participants include securities brokers and dealers, including parties that may act as underwriters, dealers or agents with respect to the securities, banks, trust companies, clearing corporations and certain other organizations, some of which, along with certain of their representatives and others, own DTC. Access to the DTC book-entry system is also available to others, such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a participant, either directly or indirectly.

      Purchases of the notes within the DTC system will be made by or through participants, which will receive a credit for the notes on DTC’s records. The ownership interest of each beneficial owner of notes will in turn be recorded on the participants’ and indirect participants’ records. Beneficial owners will not receive written confirmation from DTC of their purchases and DTC has advised that the issuer will take any action permitted to be taken by a holder of the notes, including the presentation of the notes for exchange, as described below, only at the direction of one or more participants to whose account the DTC interests in the global certificates are credited, and only for the portion of the aggregate liquidation amount of the notes as to which the participant or participants has or have given the direction.

      Conveyance of notices and other communications by DTC to participants, by participants to indirect participants, and by participants and indirect participants to beneficial owners will be governed by arrangements among them, subject to any statutory or regulatory requirements as may be in effect from time to time.

      Redemption notices for the notes held in book-entry form will be sent to Cede & Co.

      Although voting with respect to the notes is limited, in those cases where a vote is required, neither DTC nor Cede & Co. will itself consent or vote with respect to the notes. Under its usual procedures, DTC would mail an omnibus proxy to the trust as soon as possible after the record date. The omnibus proxy assigns Cede & Co.’s consenting or voting rights to those participants to whose accounts the notes are allocated on the record date identified in a listing attached to the omnibus proxy.

      Distributions and any other amounts payable in respect of any notes will be made to DTC in immediately available funds. Payments will be made to beneficial owners of notes in accordance with the rules and procedures of DTC or its direct and indirect participants, as applicable. Neither we, the issuer nor the trustee nor any of our agents will have any responsibility or liability for any aspect of the records of any securities intermediary in the chain of intermediaries between DTC, Euroclear and Clearstream and any beneficial owner of an interest in a note, or the failure of DTC, Euroclear and Clearstream or any intermediary to pass through to any beneficial owner any payments that the issuer makes to DTC.

      The trustee will designate a principal paying agent for the issuer and may designate an additional or substitute paying agent at any time. The principal paying agent shall initially be JPMorgan Chase Bank, New York Branch. The paying agent shall be permitted to resign as paying agent upon 30 calendar days’ written notice to the trustee and the issuer. In the event that JPMorgan Chase Bank, New York Branch shall no longer be the paying agent, the issuer shall appoint a successor (which shall be a bank or trust company acceptable to the trustee) to act as paying agent.

      Although DTC has agreed to the foregoing procedures in order to facilitate transfers of interests in the global certificates among participants of DTC, DTC is under no obligation to perform or continue to perform these procedures, and these procedures may be discontinued at any time. Neither we, the issuer nor the trustee nor any of their respective agents will have any responsibility for the performance by DTC or its participants or indirect participants under the rules and procedures governing DTC. DTC may discontinue providing its services as securities depository with respect to the notes at any time by giving notice to the issuer. Under these circumstances, in the event that a successor securities depository is not obtained, certificates for the notes are required to be printed and delivered to the issuer. Additionally, the issuer may decide to discontinue use of the system of book-entry transfers through DTC or any successor depository. In that event, certificates for the notes will be printed and delivered to the issuer. In each of the above circumstances, the issuer will appoint a paying agent with respect to the notes.

      Initial settlement for the notes will be made in immediately available funds. Secondary market trading between DTC participants will occur in accordance with DTC’s rules, and will be settled in immediately available funds using DTC’s same-day funds settlement system.

      Euroclear. Euroclear Bank holds securities for its participants and clears and settles transactions between its participants through simultaneous electronic book-entry delivery against payment. Euroclear Bank provides various other services, including safekeeping, administration, clearance and settlement and securities lending and borrowing, and interfaces with domestic markets in several countries. Securities clearance accounts and cash accounts with Euroclear Bank are governed by the Terms and Conditions Governing Use of Euroclear and the related Operating Procedures of the Euroclear System, and applicable law (collectively, the “Euroclear Terms and Conditions”). The Euroclear Terms and Conditions govern transfers of securities and cash within Euroclear, withdrawals of securities and cash from Euroclear, and receipts of payments with respect to securities in Euroclear.

      Clearstream. Clearstream is incorporated under the laws of The Grand Duchy of Luxembourg as a professional depositary. Clearstream holds securities for its participants and facilitates the clearance and settlement of securities transactions between its participants through electronic book-entry changes in accounts of its participants, thereby eliminating the need for physical movement of certificates. Clearstream provides to its participants, among other things, services for safekeeping, administration, clearance and settlement of internationally traded securities and securities lending and borrowing. Clearstream interfaces with domestic markets in several countries.

Registrar and Transfer Agent

      JPMorgan Chase Bank will act as registrar and transfer agent for the notes.

      Registration of transfers of notes will be effected without charge by or on behalf of the issuer, but upon payment of any tax or other governmental charges that may be imposed in connection with any transfer or exchange. The issuer will not be required to register or cause to be registered the transfer of notes after such notes have been called for redemption.

Issuance of Definitive Securities

      So long as a depositary holds the global certificates of a particular series of notes, such global certificates will not be exchangeable for definitive securities of that series unless:

•	a depositary notifies the issuer that it is unwilling or unable to continue to act as depositary for the notes or ceases to be a clearing agency registered under the Exchange Act of 1934 and a successor depositary is not appointed within 120 days;

•	the depositary is closed for business for a continuous period of 14 days (other than by reason of legal holidays) or announces an intention permanently to cease business;

•	the non-payment when due of amounts payable on the notes (whether, in each case, on account of interest, redemption amounts or otherwise) shall have occurred and be continuing for 30 days; or

•	at any time we determine in our sole discretion that the global certificate should be exchanged for one or more definitive notes in registered form.

      Each person having an ownership or other interest in a note must rely exclusively on the rules or procedures of the applicable depositary, and any agreement with any direct or indirect participant of any depositary or any other securities intermediary through which that person holds its interest to receive or direct the delivery of possession of any definitive security.

      Definitive notes will be issued in registered form only. To the extent permitted by law, the issuer and any paying agent shall be entitled to treat the person in whose name any definitive security is registered as its absolute owner.

      Payments in respect of definitive securities will be made to the person in whose name the definitive securities are registered as it appears in the register for that note. Payments will be made in respect of the notes by check drawn on a bank in New York or, if the holder requests, by transfer to the holder’s account in New York. Definitive securities should be presented to the paying agent for redemption.

      If the issuer issues definitive notes in exchange for a note, the depositary, as holder of that note, will surrender it against receipt of the definitive notes, cancel the book-entry notes, and distribute the definitive notes to the persons and in the amounts that the depositary specifies.

      If definitive securities are issued in the limited circumstances described above, those securities may be transferred in whole or in part in denominations of any whole number of securities upon surrender of the definitive securities certificates together with the form of transfer endorsed on it, duly completed and executed at the specified office of a paying agent. If only part of a securities certificate is transferred, a new securities certificate representing the balance not transferred will be sent to the transferor by uninsured post at the risk of the transferor within three business days after the paying agent receives the certificate. The new certificate representing the balance will be delivered to the transferor by uninsured post at the risk of the transferor, to the address of the transferor appearing in the records of the paying agent. The new certificate representing the securities that were transferred will be sent to the transferee within three business days after the paying agent receives the certificate transferred, by uninsured post at the risk of the holder entitled to the securities represented by the certificate, to the address specified in the form of transfer.

      Registration of transfer of definitive securities will be effected without charge by or on behalf of the issuer or the registrar, paying and transfer agent, but upon payment (or the giving of such indemnity as the registrar and transfer agent may require) in respect of any tax or other governmental charges which may be imposed in relation to it.

      No holder of a definitive note may require the transfer of a note to be registered during the period of 15 days ending on the due date for any payment of the redemption price of the notes.

      All transfers of definitive notes and entries on the register will be made subject to the provisions in an agency agreement relating to the notes. The regulations may be changed by the trust with the prior written approval of the trustee.

Settlement

      Initial settlement for each series of notes and settlement of any secondary market trades in the notes will be made in same-day funds. Book-entry notes held through DTC will settle in DTC’s Same-Day Funds Settlement System.

Information Concerning the Trustee

      JPMorgan Chase Bank will act as the trustee under the indenture. Subject to the provisions of the indenture, JPMorgan Chase Bank, as trustee is under no obligation to exercise any of the powers vested in it by the indenture or the subordinated guarantee at the request of any holder of notes, unless offered reasonable indemnity by the holder against the costs, expenses and liabilities which might be incurred thereby.

      Converium Holding AG and certain of its subsidiaries maintain deposit accounts and conduct other banking transactions with JPMorgan Chase Bank in the ordinary course of business. J.P. Morgan Securities, Inc., an affiliate of the trustee, will act as an underwriter of the notes. As a result, the trustee could have a conflict of interest for purposes of the Trust Indenture Act if an event of default occurs under the indenture. In that case the trustee may be required to eliminate this conflict of interest by resigning as trustee and appointing a successor trustee.

Governing Law

      The indenture and the related notes and the subordinated guarantee will be governed by and construed in accordance with the laws of the State of New York except for subordination provisions which will be governed by Swiss law. The subordinated guarantee will require that any claim or proceeding brought to enforce the guarantors’ obligations under the subordinated guarantee be brought exclusively before a court in Switzerland or any federal or state court in the Borough of Manhattan, The City of New York. As permitted by article 95 of the Luxembourg law of August 10, 1915 concerning commercial companies, as amended (the “Luxembourg Company Law”), articles 85 to 94-8 of the Luxembourg Company Law shall not apply.

DESCRIPTION OF THE SUBORDINATED GUARANTEE

      The following description of the terms and provisions of the subordinated guarantee summarizes the terms of the subordinated guarantee that will be executed and delivered by the guarantors for the benefit of the holders from time to time of the notes. The issuer and the guarantors refer you to the subordinated guarantee. A copy of the form of the subordinated guarantee is available for inspection at the offices of any paying agent. The actual terms of the guarantee are governed by the terms of the guarantee and not this summary, which does not purport to summarize all provisions of the guarantee.

General

      The subordinated guarantee will constitute the direct, unsecured and subordinated joint and several obligations of each of the guarantors subordinate to all Senior Creditors (as defined below), and will rank equally without preference among themselves and at least equally with any existing or future unsecured, subordinated obligations of either guarantor that are expressed to rank equally with the subordinated guarantee and prior to all holders of the guarantor’s share capital and to all holders of the guarantors’ existing or future securities or obligations that are expressed to rank junior to the subordinated guarantee. The terms of the subordinated guarantee will be those set forth in the subordinated guarantee. The subordinated guarantee will be unconditional and irrevocable.

Specific Terms of the Subordinated Guarantee

      The guarantors, jointly and severally, will irrevocably and unconditionally agree to pay in full, on a subordinated basis, the following payments on the notes, to the extent that they are due to be paid and are not paid by, or on behalf of, the issuer:

•	any due and payable interest (including any arrears of interest and any interest on arrears of interest) or principal required to be paid on the notes,

•	the redemption price required to be paid for each note called for redemption, plus an amount equal to accrued interest, if any, for the then-current interest period accrued on a daily basis to the redemption date, arrears of interest, if any, interest on arrears of interest, if any, and all other amounts outstanding thereon, and

•	upon maturity of the notes, or a dissolution, winding up or liquidation or bankruptcy or similar proceeding of the issuer, the aggregate principal amount of the notes, plus any accrued interest at the stated rate for the then-current interest period, through to the date of payment, arrears of interest, if any, interest on arrears of interest, if any, and all other amounts outstanding thereon.

      The guarantors will also be required to pay interest accrued on these amounts from the date a claim is made under the applicable subordinated guarantee until the payment is made or offered to the holders, subject to the limitations set forth in the subordinated guarantee.

      The guarantors’ obligation to make the payments described above under the subordinated guarantee may be satisfied by direct payment of the required amounts to the holders of the notes or by causing the issuer to pay such amounts to these holders. In addition, the guarantors’ obligation to make the payments described above will exist regardless of any defense, right of set-off or counterclaim that the issuer may have or assert (other than payment). Any optional interest deferral payment shall not give rise to an obligation of any guarantor to pay the amount deferred.

Additional Amounts

      The guarantors will pay or procure the payment of any amounts to be paid under the subordinated guarantee without deduction or withholding for, or on account of, any and all present and future income, stamp and other taxes, levies, imposts, duties, charges, fees, deductions or withholdings imposed, levied, collected, withheld or assessed by or on behalf of a Relevant taxing jurisdiction unless such deduction or withholding is required by law. If at any time a Relevant taxing jurisdiction requires the guarantors to make such deduction or withholding, the guarantors will, subject to exceptions equivalent to those described under “Description of Notes — Additional Amounts” as applied to them, pay or procure the payment of such additional amounts that are necessary in order that the net amounts paid to holders of the notes, after the deduction or withholding, shall equal the amounts of payments which would have been payable on the notes if the deduction or withholding had not been required.

      Any reference in this prospectus relating to the payment of interest or any payments on, or in respect of, the subordinated guarantee includes the payment of the additional amounts to the extent that, in the context, such additional amounts are, were or would be payable.

Ranking

      In the event of a liquidation, winding up or dissolution or bankruptcy or similar proceeding of either of the guarantors, or any other similar proceedings affecting the guarantors or their assets, the claims of holders of the notes to payments under the subordinated guarantee is subordinated to, and subject in right of payment to, the prior payment in full of all Senior Creditors of the guarantors and will rank equally with the holders of the guarantors’ existing or future unsecured, subordinated obligations that are expressed to rank equally with the subordinated guarantee and any other parity securities of the guarantors then outstanding and in priority to the guarantors’ creditors that are within the Group and to all holders of the guarantors’ share capital and to all holders of the guarantors’ existing or future securities or obligations that are expressed to rank junior as to payments to the subordinated guarantee.

      The following are “Senior Creditors” in respect of the subordinated guarantee:

•	all claims of the guarantors’ unsubordinated creditors that are outside the Group admitted in the liquidation, winding-up or dissolution or bankruptcy or similar proceeding;

•	all claims of the guarantors’ creditors that are outside the Group in respect of liabilities that are, or are expressed to be, subordinated, whether only in the event of a winding-up or otherwise, to the claims of the guarantors’ unsubordinated creditors but not further or otherwise except for claims that are expressed to rank equally with or junior to the subordinated guarantee; and

•	all claims in respect of policies of insurance or reinsurance issued by Converium AG.

      As a consequence of the above-described subordination provisions, guaranteed parties may recover less ratably than the holders of the guarantors’ unsubordinated liabilities and the holders of certain of the guarantors’ subordinated liabilities, including the holders of subordinated debt securities. If, in any winding-up, amounts payable under the subordinated guarantee and any claims ranking equally with the subordinated guarantee are not paid in full, the subordinated guarantee and other claims ranking equally will share ratably in any interest of the guarantors’ assets in a winding-up in proportion to the respective amounts to which they are entitled.

Nature of the Subordinated Guarantee

      The subordinated guarantee will constitute a guarantee of payment and not of collection. This means that any guaranteed party may institute a legal proceeding directly against the guarantors to enforce its rights under the subordinated guarantee without first instituting a legal proceeding against any other person or entity. In addition, the subordinated guarantee will not be discharged except by payment of the amounts due under it in full to the extent such amounts have not been paid by the issuer.

      The subordinated guarantee will not place any limitation on the amount of additional debt that may be incurred by the guarantors or share capital or other securities that may be issued by the guarantors and will not restrict the incurrence of liens, sales of assets or investments by the guarantors.

      By accepting the subordinated guarantee each guaranteed party and the trustee will be deemed to have waived any right of set-off, counterclaim or combination of accounts with respect to the subordinated guarantee (or between the guarantors’ obligations, as guarantors, under or in respect of the subordinated guarantee and any liability owed by a guaranteed party or the trustee to the guarantors) that such guaranteed party might otherwise have against the guarantors.

Certain Covenants of the Guarantors

      The guarantors will agree to certain payment covenants under the subordinated guarantee. Should the guarantors default in respect of any of their obligations under the subordinated guarantee, including the covenants of the guarantors described below, the trustee will have the right to enforce the terms of the subordinated guarantee. The holders of not less than a majority in total principal amount of the outstanding notes have the right to direct the time, method and place of conducting any proceeding for any remedy available to the trustee regarding the guarantors’ obligations under the subordinated guarantee or to direct the exercise of any trust or power conferred upon the trustee under the subordinated guarantee. If the trustee fails to enforce the subordinated guarantee, then any holder of notes may institute a legal proceeding directly against either or both of the guarantors to enforce the trustee’s rights under the subordinated guarantee, without first instituting a legal proceeding against the issuer, the trustee or any other person or entity.

Payment Covenants under the Subordinated Guarantee

      The guarantors will agree in the subordinated guarantee that (1) to the extent interest is due and payable on the notes, the guarantors will pay such interest to the extent these amounts are not paid by the issuer; (2) if the notes are to be redeemed in accordance with their terms, the guarantors will pay amounts due upon redemption to the extent these amounts are not paid by the issuer; and (3) if the holders of the notes are entitled to any amounts due upon liquidation of the issuer or maturity of the notes, the guarantors will pay these amounts to the extent they are not paid by the issuer.

Assignment

      All guarantees and agreements contained in the subordinated guarantee will bind the guarantors’ respective successors, assigns, receivers, trustees and representatives and will inure to the benefit of the holders of the notes. A guarantor may not assign its obligations under the subordinated guarantee, except in the case of merger, consolidation or sale of substantially all of the guarantor’s assets where the guarantor is not the surviving entity. See “Description of the Notes — Modification and Waiver” above.

Subrogation

      If a guarantor makes any payment under the subordinated guarantee, that guarantor will be subrogated to the rights of the holders of the notes against the issuer with respect to such payment. The guarantors will agree, however, not to claim or enforce any payment by way of subrogation against the issuer if and so long as any amounts under or in connection with the notes are outstanding.

Governing Law and Jurisdiction

      The subordinated guarantee, except for any provisions relating to subordination, will be governed by and construed in accordance with the laws of the State of New York. Subordination provisions in the subordinated guarantee will be governed by Swiss law. The subordinated guarantee will require that any claim or proceeding brought to enforce the guarantors’ obligations under the subordinated guarantee be brought exclusively before a court in Switzerland or any federal or state court in the Borough of Manhattan, The City of New York.

TAX CONSIDERATIONS

      The following is a general description of material Luxembourg, Swiss and U.S. tax considerations relating to the notes. It does not purport to be a complete description of all tax considerations that may be relevant for a decision to purchase, own or dispose of the notes. Prospective purchasers of the notes should consult their tax advisors as to the consequences under the tax laws of the country of which they are resident for tax purposes and the tax laws of Switzerland, the United States and Luxembourg, as applicable, of acquiring, holding and disposing of notes and receiving payments of interest, principal and/or other amounts under the notes. This discussion is based upon the law and practice as in effect on the date of this prospectus and is subject to any change in law and practice that may take effect after such date.

Luxembourg Taxation

Withholding Tax

      Under current Luxembourg tax laws, there is no withholding tax for residents and non-residents on payments of principal or interest, or on accrued but unpaid interest, nor is any Luxembourg withholding tax payable on payments received upon redemption, repurchase or exchange of the notes.

Taxes on Income and Capital Gains

      Noteholders will not become resident, or deemed to be resident, in Luxembourg by reason only of the holding of the notes.

      Noteholders who are non-residents of Luxembourg and who do not hold the notes through a permanent establishment in Luxembourg are not liable to Luxembourg income tax on (i) payments of principal or interest, (ii) accrued but unpaid interest, (iii) payments received upon redemption, repurchase or exchange of the notes, or (iv) capital gains on sale of any notes.

      Noteholders resident in Luxembourg who are fully taxable, or noteholders who have a permanent establishment in Luxembourg with which the holding of the notes is connected, must for income tax purposes include any interest received in their taxable income. Noteholders will not be liable for any Luxembourg taxation on income on repayment of principal.

      Individual Luxembourg resident noteholders are not subject to taxation on capital gains upon the disposition of the notes unless the disposition of the notes precedes the acquisition of the notes or the notes are disposed of within six months of the date of acquisition of these notes. Upon a sale, repurchase, redemption or exchange of the notes, individual Luxembourg resident noteholders must however include the portion of the sale, repurchase, redemption or exchange price corresponding to accrued but unpaid interest in their taxable income.

      A corporate entity, or “société de capitaux”, which is a Luxembourg resident noteholder, or a foreign entity of the same type which has a Luxembourg permanent establishment, will need to include in its taxable income the difference between the sale, repurchase, redemption or exchange price (including accrued but unpaid interest) and the lower of cost or book value of the notes sold, repurchased, redeemed or exchanged. These noteholders should not be liable for any Luxembourg income tax on repayment of principal upon repurchase, redemption or exchange of the notes.

Other Taxes

      There is no Luxembourg registration tax, stamp duty or any other similar tax or duty payable in Luxembourg by the noteholders as a consequence of the issuance of the notes, nor will any of these taxes be payable as a consequence of a subsequent transfer, redemption or repurchase of the notes.

      There is no Luxembourg value added tax payable in respect of payments in consideration for the issuance of the notes or in respect of the payment of interest or principal under the notes or the transfer of the notes. Luxembourg value added tax may, however, be payable in respect of fees charged for certain services rendered to Converium Finance S.A., if for Luxembourg value added tax purposes such services are rendered or are deemed to be rendered in Luxembourg and an exemption from Luxembourg value added tax does not apply with respect to such services.

      Luxembourg net wealth tax will not be levied on a noteholder, unless (i) such noteholder is resident in Luxembourg for the purpose of the relevant legal provisions; or (ii) the notes are attributable to an enterprise or part thereof which is carried on through a permanent establishment or a permanent representative in Luxembourg.

      No gift, estate or inheritance taxes are levied on the transfer of the notes upon death of a noteholder in cases where the deceased was not a resident of Luxembourg for inheritance tax purposes.

Swiss Taxation

Issuance Stamp Duties and Similar Taxes

      The Swiss Federal Tax Administration has issued an advance ruling according to which the issuance of the notes will not be subject to Swiss capital issuance stamp duties, provided that the proceeds of the notes are not directly or indirectly on-lent to the guarantors or any Swiss affiliates of the guarantors. Under the Swiss Federal Stamp Tax legislation as currently in force, no other stamp, issue, registration, transfer or similar taxes will be imposed in connection with the issuance (including the issuance to the Managers and the subsequent sale to the first acquirers) or redemption of the notes.

Stamp Duties Upon Transfer Of Securities

      Sales of notes in the secondary market, whether by Swiss residents or non-Swiss resident holders, may be subject to a Swiss securities transfer stamp duty of up to 0.30 per cent. calculated on the sale proceeds if they occur through or with a Swiss bank or other Swiss securities dealer as defined in the Swiss Federal Stamp Tax Act, either as a party or a broker, or if the transaction takes place through the SWX Swiss Exchange, or the SWX. The sale of notes through a non-Swiss bank or securities dealer may also be subject to a transfer stamp duty if (1) such bank or dealer is a member of the SWX, and (2) the transaction takes place on the SWX. The sale of notes by or through a member of the SWX may also be subject to a stock exchange stamp tax.

      As of 1 January 2001 the federal law of 15 December 2000 on new urgent measures relating to the transfer stamp duty took effect. This law exempts some categories of institutional investors from the transfer stamp duty. These include foreign states, domestic and foreign investment funds, foreign social insurance institutions, foreign institutions for occupational disability insurance, and foreign life insurance providers. In addition, as of 1 January 2001 the following are classified as securities dealers under the Swiss Federal Stamp Duty Act: domestic institutions for occupational disability insurance and the associated insurance, domestic social security institutions (AHV/ IV/ EO, ALV), the Swiss federal government, the cantons and political municipalities. However, these securities dealers have the option to delegate the payment obligation to commercial dealers (banks).

Federal Withholding Tax

      The Swiss Federal Tax Administration has issued an advance ruling according to which the payments of interest in respect of the notes by the issuer or by the guarantors are not subject to Swiss federal withholding tax, provided that the proceeds of the notes will not directly or indirectly be lent to or invested in the guarantors or any Swiss affiliates of the guarantors. The issuer has agreed not to lend the proceeds of the notes to the guarantors or any Swiss affiliates of the guarantors to the extent set forth in the advance ruling and the request for such ruling. As such, the issuer and the guarantors will not withhold any amount for Swiss federal withholding tax.

Capital Gains on Sale or Redemption of Notes

     Non-Swiss resident holders

      Under present Swiss law, a note holder who is not resident in Switzerland, and who during the taxable year has not engaged in trade or business through a permanent establishment within Switzerland, and who is not subject to taxation for any other reason, will not be subject to any Swiss federal, cantonal or municipal income tax or other tax on gains realised during the year on the sale or redemption of a note.

     Swiss resident holders

      The tax treatment of Swiss resident note holders upon sale or redemption of the notes depends on the Swiss tax status of such note holders.

      Note holders who are corporations or individuals holding the notes as business assets will generally be subject to income tax in respect of any book gains realised on the notes upon sale or redemption, while book losses will constitute tax-deductible business losses.

      Note holders who hold the notes as private property (and who are not, for income tax purposes, qualified as professional or quasi-professional traders of securities) are generally exempt from Swiss federal, cantonal and municipal income tax in respect of any gains realised upon the sale or redemption of the notes, while any losses realised in respect of the notes are not deductible for the computation of their taxable net income

Proposed European Savings Tax Directive

      The European Union is currently considering proposals for a new directive regarding the taxation of savings income. Subject to a number of important conditions being met, it is proposed that Member States will be required to provide to the tax authorities of another Member State details of payments of interest or other similar income paid by a person within its jurisdiction to an individual resident in that other Member State, subject to the right of certain Member States to opt instead for a withholding system for a transitional period in relation to such payments. If approved, the provisions of this directive may be applicable also to payments of interest on the notes.

Certain U.S. Federal Income Tax Considerations

      The following is a discussion of the material United States federal income tax consequences with respect to the purchase, ownership and disposition of a note by a U.S. Holder, as defined below, who acquires a note pursuant to the initial offering thereof at the initial offering price and who holds such note as a capital asset for tax purposes. This summary does not apply to persons subject to special rules including dealers in securities, banks, insurance companies, tax-exempt organizations, persons who hold the notes as part of a hedge, conversion transaction or straddle, and persons whose functional currency is not the U.S. dollar. This summary is based on the Internal Revenue Code of 1986, as amended, or the Code, its legislative history, existing regulations thereunder, administrative rulings and court decisions currently in effect, all of which are subject to change, possibly on a retroactive basis.

      Prospective purchasers of notes should consult their own tax advisors in determining the tax consequences to them of the purchase, ownership and disposition of the notes under the Code and the laws of any other taxing jurisdictions.

U.S. Holders

      As used herein, the term “U.S. Holder” means an individual who is a citizen or resident of the United States, a corporation, partnership or other entity created or organized in or under the laws of the United States or any political subdivision thereof, any estate the income of which is subject to United States taxation regardless of its source and any trust if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more United States persons have the authority to control all substantial decisions of the trust. The term “Non-U.S. Holder” means any holder other than a U.S. Holder.

      If you are not a U.S. Holder, this section does not apply to you and you should refer to the section entitled “Non-U.S. Holders” below for information that may apply to you.

      For United States federal income tax purposes, interest on a note will be taxable to you as ordinary income in accordance with your method of accounting for tax purposes. The interest paid or accrued constitutes income from sources outside the United States and, with certain exceptions, will be “passive” or “financial services” income, which is treated separately from other types of income for purposes of computing your foreign tax credit.

      We have the right to defer the payment of interest on the notes if no dividend is declared, or payment or repurchase made, by Converium Holding AG or Converium AG in respect of its shares. The existence of the issuer’s option to defer the interest payments could cause the notes to be subject to the original issue discount, or the OID, rules for United States federal income tax purposes. We believe, however, and intend to take the position that, as of the issue date, the terms and conditions of the notes make the likelihood that there would be a deferral of the payment of interest a “remote” contingency for these purposes. If this position is sustained, the notes will not be subject to the OID rules unless such option is exercised.

      Upon the sale, redemption, retirement or other taxable dispositions of a note, you will recognize a gain or loss, if any, for United States federal income tax purposes equal to the difference between the amount realized on the sale, redemption, retirement or other taxable disposition and your adjusted tax basis in the note. Except to the extent attributable to accrued but unpaid interest which will be taxable as interest in the manner described above, such gain or loss will be a long term capital gain or loss if the note has been held for more than one year prior to the sale, redemption, retirement which will be taxable as interest in the manner described above or other taxable disposition.

      In general, information reporting requirements will apply to payments of principal and interest, and the payment of proceeds of the sale of a note prior to maturity, to noncorporate U.S. Holders. Backup withholding will not apply to payments made to you provided you make certain written certifications and provide certain identifying information in accordance with applicable requirements, or otherwise establish an exemption.

Non-U.S. Holders

      This section summarizes the U.S. federal income tax consequences to a Non-U.S. Holder of a note. If you are a U.S. Holder, this section does not apply to you and you should refer to the section entitled “U.S. Holders” above for information that may apply to you.

      Interest payments made to you with respect to a note will generally not be subject to United States federal income tax, including withholding tax, unless you have an office or other fixed place of business in the United States to which the interest payments are attributable and you derive the interest income in the active conduct of a banking, financing or similar business within the United States.

      Upon the sale, redemption, retirement or other taxable disposition of a note, you will not be subject to United States federal income tax on the gain recognized, if any, unless (i) such gain is effectively connected to your United States trade or business, if any, or (ii) you were present in the United States for 183 or more days during the taxable year in which the gain is realized and certain other conditions exist.

      You will generally be exempt from backup withholding and information reporting requirements with respect to payments of principal and interest on a note and, in certain circumstances, provided that you comply with applicable certification and identifications requirements.

UNDERWRITING

      We intend to offer the notes through the underwriters. Merrill Lynch, Pierce, Fenner & Smith Incorporated and J.P. Morgan Securities Inc. are acting as representatives of the underwriters named below. Subject to the terms and conditions contained in an underwriting agreement among the issuer, the guarantors and the underwriters, we have agreed to sell to the underwriters and the underwriters severally have agreed to purchase from us, the principal amount of the notes listed opposite their names below.

Principal
Amount
Underwriters	of Notes

Merrill Lynch, Pierce, Fenner & Smith Incorporated
J.P. Morgan Securities Inc.
Morgan Stanley & Co. Incorporated
Prudential Securities Incorporated
Salomon Smith Barney, Inc.
UBS Warburg LLC
Wachovia Securities, Inc.

Total

      The underwriters have agreed, subject to the terms and conditions set forth in an underwriting agreement, to purchase all of the notes sold pursuant to the underwriting agreement. If an underwriter defaults, the underwriting agreement provides that, in certain circumstances, the purchase commitments of the nondefaulting underwriters may be increased or the underwriting agreement may be terminated.

      The issuer and the guarantors have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to                     aggregate principal amount of additional notes at the public offering price, less discounts. The underwriters may exercise such option to purchase solely for the purpose of covering over-allotments, if any, incurred in the sale of the notes offered hereby. To the extent such option to purchase is exercised, each underwriter will become obligated to purchase approximately the same percentage of such additional notes as the amount set forth next to such underwriter’s name in the preceding table.

      The issuer and the guarantors have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make in respect of those liabilities.

      The underwriters are offering the notes, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by their counsel, including the validity of the notes, and other conditions contained in the underwriting agreement, such as the receipt by the underwriters of officer’s certificates and legal opinions. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

Commissions and Discounts

      The underwriters have advised us that they propose initially to offer the notes to the public at the public offering price on the cover page of this prospectus, and to certain dealers at that price less a concession not in excess of           % of the principal amount thereof. The underwriters may allow, and the dealers may reallow, a concession not in excess of           % of the principal amount of the notes to other dealers. After the initial public offering, the public offering price, concession and discount may be changed by the representatives.

      The expenses of the offering, not including the underwriting discount, are estimated to be $                    and are payable by us.

No Sales of Similar Securities

      The issuer and each of the guarantors have agreed that, without the prior written consent of the representatives, they will not issue additional notes or any security substantially similar to the notes for a period of 30 days after the date of this prospectus.

New Issue of Notes

      Before the offering, there has been no public market for the notes. Application has been made to list the notes on the New York Stock Exchange. Trading of the notes is expected to begin within 30 days after the initial delivery of the notes. The representatives have advised the issuer and the guarantors that following the completion of the offering they intend to make a market in the notes. The representatives will have no obligation to make a market in the notes, however, and may cease market-making activities, if commenced, at any time.

Price Stabilization and Short Positions

      In connection with the offering, the underwriters may over-allot or effect transactions with a view to supporting the market price of the notes at a level higher than that which might otherwise prevail for a limited period after the issue date. However, there may be no obligation on the underwriters to do this. Such stabilizing, if commenced, may be discontinued at any time, and must be brought to an end after a limited period.

Other Relationships

      Some of the underwriters and their affiliates have engaged in, and may in the future engage in, investment banking and other commercial dealings in the ordinary course of business with us. They have received customary fees and commissions for these transactions. JPMorgan Chase Bank, the trustee under the indenture, is an affiliate of JP Morgan Securities, Inc., an underwriter in the offering.

SELLING AND TRANSFER RESTRICTIONS

General

      Some jurisdictions may have restrictions on the distribution of this prospectus and the offer of the notes in such jurisdictions. Because no action has been taken to permit a public offer of the notes or the possession or distribution of this prospectus in any jurisdiction other than the United States, the notes may not be offered or sold and this prospectus may not be distributed except in accordance with the legal requirements applicable in such jurisdictions. We and the underwriters require persons possessing this prospectus to inform themselves of and observe these restrictions. We do not accept any legal responsibilities for any violation by any person, whether or not a prospective purchaser of the notes. This prospectus is not an offer to sell or a solicitation of an offer to buy any security other than the notes. It does not constitute an offer to sell or a solicitation of an offer to buy any of the notes to any person in any jurisdiction in which it is unlawful to make such an offer or solicitation to such person.

Singapore

      Each underwriter acknowledges that this prospectus has not been and will not be registered as a prospectus with the Monetary Authority of Singapore. Accordingly, each underwriter has severally represented and agreed that it will not offer or sell the notes, nor will it make the notes the subject of an invitation for subscription or purchase, nor will it circulate or distribute this prospectus or any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the notes, whether directly or indirectly, to the public or any member of the public in Singapore other than (a) to an institutional investor or other person specified in Section 274 of the Securities and Futures Act 2001 of Singapore (the “Singapore Securities and Futures Act”), (b) to a sophisticated investor, and in accordance with the conditions, specified in Section 275 of the Singapore Securities and Futures Act or (c) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the Singapore Securities and Futures Act.

Hong Kong

      Each underwriter has represented and agreed that:

(a) it has not offered or sold and will not offer or sell in Hong Kong, by means of any document, any notes other than (i) to persons whose ordinary business it is to buy or sell shares or debentures (whether as principal or agent) or (ii) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap. 32) of Hong Kong; and

(b) unless permitted to do so under the securities laws of Hong Kong, it has not issued, or had in its possession for the purposes of issue, and will not issue, or have in its possession for the purposes of issue, any advertisement, invitation or document relating to the notes other than with respect to notes intended to be disposed of to persons outside Hong Kong or to be disposed of in Hong Kong only to persons whose business involves the acquisition, disposal or holding of securities, whether as principal or agent.

LEGAL MATTERS

      Willkie Farr & Gallagher, 1 Angel Court, London EC2R 7HJ, England, our U.S. counsel, and Davis Polk & Wardwell, 99 Gresham Street, London EC2V 7NG, England, U.S. counsel for the underwriters, will pass upon matters of U.S. law related to the offering. Arendt & Medernach, our Luxembourg counsel, will pass upon matters of Luxembourg law related to the offering. Schellenberg Wittmer, our Swiss counsel and Bär & Karrer, Swiss counsel for the underwriters will pass upon matters of Swiss law related to the offering.

EXPERTS

      The financial statements of Converium Holding AG as of December 31, 2001 and 2000 and for each of the three years in the period ended December 31, 2001 included in this prospectus and the financial statement schedules included in the registration statement have been so included in reliance on the audit report of PricewaterhouseCoopers Ltd, independent accountants, given on the authority of said firm as experts in auditing and accounting. PricewaterhouseCoopers Ltd is a member of the Treuhand-Kammer Schweizerische Kammer der Wirschaftsprüfer, Steuerexperten and Trauhandexperten (the Swiss Institute of Certified Accountants and Tax Consultants).

ENFORCEMENT OF LIABILITIES AND SERVICE OF PROCESS

      We are organized under the laws of Switzerland. Most of our directors and executive officers and the experts named above under “Experts” in this prospectus are not residents of the United States. A substantial portion of our assets, of our directors’ and executive officers’ and such experts’ assets are located outside the United States. As a result, it may not be possible for investors to effect service of process within the United States upon Converium or our directors, executive officers and such experts, or to enforce against them or Converium in U.S. courts judgments obtained in those courts based on civil liability provisions of the federal securities laws of the United States. Schellenberg Wittmer, our Swiss counsel, has advised us that there is currently not a treaty between the United States and Switzerland providing for reciprocal recognition and enforcement of judgments rendered in connection with civil and commercial disputes and, accordingly, that there is doubt as to the enforceability in Switzerland, in original actions or actions for enforcement of judgments of U.S. courts, of civil liabilities based solely on the U.S. securities laws against individuals or legal entities with residence or domicile in Switzerland.

      The Swiss Federal Act on International Private Law provides, in principle, that companies shall be subject to the laws of the country that govern their organization. The law governing a company shall determine, notably, its internal relationships, particularly those between the company and its shareholders, liability for breach of provisions of the company’s organizational documents (including its bylaws), the liability for the company’s debts, the authority to represent the company of persons acting on its behalf as well as the organization of the company. Since we are organized under Swiss law, a Swiss court generally would not apply the law of any other country, including the United States, to any dispute between a shareholder and us in any of the aforementioned matters. The Swiss Federal Act on International Private Law provides, however, that claims based on the public issuance of equity and debt securities by means of a prospectus, offering memoranda or similar documents or notices may be asserted either under the law governing the company or under the law of the country in which the issuance of such securities took place. As a result, an action in conjunction with the public issuance of equity and debt securities may be brought against us in a Swiss court based on United States law, provided, however, that United States law would not be applied if it would lead to a result incompatible with Swiss public policy. Since we have our domicile in Switzerland, the decisions of a U.S. court may, however, not be enforceable against us in Switzerland.

      We have designated Corcoran H. Byrne as our agent for service of process in the United States with respect to the global offering.

ADDITIONAL INFORMATION

      We have filed with the SEC a registration statement on Form F-1, including amendments, exhibits, schedules and supplements, under the Securities Act covering the notes. This prospectus, which is a part of the registration statement, does not contain all of the information included in the registration statement and you should refer to the registration statement and its exhibits to read the additional information not included in this prospectus. References in this prospectus to any of our contracts or other documents are not necessarily complete and you should refer to the exhibits attached to the registration statement for copies of the actual contract or document. You may read and copy the registration statement, the related exhibits and the other materials we file with the SEC at the SEC’s public reference room in Washington, DC, located at 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference rooms.

      We are subject to the reporting requirements of the Exchange Act, applicable to foreign private issuers, and accordingly, we will file reports, including annual reports on Form 20-F, and other information with the SEC. You can inspect and copy these reports and other information at the SEC’s public reference facilities described in the previous paragraph. You can also inspect some of our reports and other information at the offices of the NYSE, 20 Broad Street, New York, New York 10005.

      As a foreign private issuer, we are exempt from the rules under the Exchange Act regarding the furnishing and content of proxy statements and the publication of quarterly reports. In addition, beneficial owners of our securities will not be required to comply with the short-swing profits reporting and liability provisions contained in Section 16 of the Exchange Act.

SOURCES

      This prospectus includes market and industry data and forecasts that we obtained from market research, consultant surveys, publicly available information and industry publications and surveys, and internal company surveys. Reports prepared or published by A.M. Best Company and Standard & Poor’s Corporation, including Global Reinsurance Highlights, 2002 and 2001 Editions, were the primary sources for these third-party industry data and forecasts. Industry surveys, publications, consultant surveys and forecasts generally state they obtain the information contained therein from sources believed to be reliable, but we can not assure you as to the accuracy and completeness of this information.

CONVERIUM GROUP

Schedules other than those listed above are omitted for the reason that they are not applicable or the information is otherwise contained in the financial statements.

CONVERIUM GROUP REPORT OF THE GROUP AUDITORS

ON THE FINANCIAL STATEMENTS

To the Board of Directors and Shareholders of

Converium Holding AG, Zug

      We have audited the accompanying consolidated and historical combined balance sheets of Converium Holding AG as of December 31, 2001 and 2000 and the related consolidated and historical combined statements of income, cash flows and changes in equity for each of the three years in the period ended December 31, 2001, included on pages F-3 through F-53, all expressed in United States dollars.

      The consolidated and historical combined financial statements are the responsibility of the Board of Directors. Our responsibility is to express an opinion on these consolidated and historical combined financial statements based on our audits. We confirm that we meet the Swiss legal requirements concerning professional qualifications and independence.

      Our audits were conducted in accordance with auditing standards promulgated by the Swiss profession and with auditing standards generally accepted in the United States of America. Those standards require that an audit be planned and performed to obtain reasonable assurance about whether the consolidated and historical combined financial statements are free from material misstatement. We have examined on a test basis, evidence supporting the amounts and disclosures in the financial statements. We have also assessed the accounting principles used, significant estimates made and the overall consolidated and historical combined financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

      In our opinion, the consolidated and historical combined financial statements referred to above present fairly, in all material respects, the financial position of Converium Holding AG at December 31, 2001 and 2000, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States of America and comply with Swiss law.

PricewaterhouseCoopers Ltd.

L. Marbacher               P. Lüssi

Zurich, March 9, 2002, except for Note 23 as to which the date is May 17, 2002.

CONVERIUM GROUP

CONSOLIDATED AND HISTORICAL COMBINED STATEMENTS OF INCOME

		Year Ended December 31,

	Notes	2001	2000	1999

		(US$ million,
		except per share information)
Revenues:
Gross premiums written		$2,881.2	$2,565.8	$1,928.7
Less ceded premiums written		(398.6)	(569.8)	(358.5)

Net premiums written	9	2,482.6	1,996.0	1,570.2
Net change in unearned premiums		(187.4)	(134.5)	(168.7)

Net premiums earned	9	2,295.2	1,861.5	1,401.5
Net investment income	6	228.7	176.0	214.0
Net realized capital (losses) gains	6	(18.4)	83.7	76.3
Other (loss) income		(5.8)	29.3	22.1

Total revenues		2,499.7	2,150.5	1,713.9

Benefits, losses and expenses:
Losses and loss adjustment expenses	8	(2,163.1)	(1,520.0)	(1,054.7)
Life benefits and policyholder dividends	9	(137.4)	(84.5)	(84.0)
Underwriting acquisition costs	9	(508.1)	(454.4)	(340.3)
Other operating and administration expenses		(146.4)	(116.0)	(112.8)
Interest expense	10	(24.2)	(17.1)	(17.5)
Amortization of goodwill	7	(7.8)	(7.3)	(6.2)
Restructuring costs	3	(50.0)	—	—

Total benefits, losses and expenses		(3,037.0)	(2,199.3)	(1,615.5)

(Loss) income before taxes		(537.3)	(48.8)	98.4
Income tax benefit (expense)	11	169.9	19.5	(40.6)

Net (loss) income		$(367.4)	$(29.3)	$57.8

Basic (loss) earnings per share	21	$(9.18)	$(0.73)	$1.45

Diluted (loss) earnings per share	21	$(9.18)	$(0.73)	$1.45

The notes to the consolidated and historical combined financial statements are an integral part of these financial statements.

CONVERIUM GROUP

CONSOLIDATED AND HISTORICAL COMBINED BALANCE SHEETS

		Year Ended
		December 31,

	Notes	2001	2000

		(US$ million,
		except share information)
Assets:
Invested assets:
Available-for-sale securities:
Fixed maturities	6	$2,331.4	$2,236.2
Equity securities	6	701.4	611.0
Other investments	6	195.1	52.2
Short-term investments		89.5	115.1

Total investments		3,317.4	3,014.5
Funds Withheld Asset/ Zurich Financing Agreement	6	1,598.5	1,335.2

Total invested assets		4,915.9	4,349.7

Other assets:
Cash and cash equivalents		420.5	121.9
Premiums receivable		1,015.1	937.3
Reinsurance assets:
Underwriting reserves	9	1,668.1	1,292.9
Insurance balances receivable, net		400.2	341.6
Funds held by reinsureds		523.4	681.8
Deferred policy acquisition costs		217.9	184.6
Deferred income taxes	11	300.4	165.2
Other assets	7	245.0	246.3

Total assets		$9,706.5	$8,321.3

Liabilities and equity:
Liabilities:
Losses and loss adjustment expenses, gross	8	$5,710.5	$4,546.0
Unearned premiums, gross	9	968.7	774.4
Future life benefits, gross	9	252.0	162.0
Other reinsurance liabilities		315.9	491.8
Funds held under reinsurance contracts		430.8	512.4
Deferred income taxes	11	106.5	175.2
Accrued expenses and other liabilities		154.3	140.8
Payable to Zurich Financial Services	15	—	233.4
Debt	10	197.0	196.9

Total liabilities		8,135.7	7,232.9

Equity:
Common stock CHF 10 nominal value, 40,000,000 shares issued and outstanding	14	253.0	—
Additional paid-in capital		1,336.5	—
Unearned stock compensation	13	(27.1)	—
Accumulated other comprehensive income (loss):
Net unrealized gains on investments, net of taxes	6	30.3	18.8
Cumulative translation adjustments		(21.9)	40.5

Total accumulated other comprehensive income		8.4	59.3
Net investment by Zurich Financial Services		—	1,029.1

Total equity		1,570.8	1,088.4

Total liabilities and equity		$9,706.5	$8,321.3

The notes to the consolidated and historical combined financial statements are an integral part of these financial statements.

CONVERIUM GROUP

CONSOLIDATED AND HISTORICAL COMBINED STATEMENTS OF CASH FLOWS

	Year Ended December 31,

	2001	2000	1999

	(US$ million)
Cash flows from operating activities:
Net (loss) income	$(367.4)	$(29.3)	$57.8
Adjustments for:
Net realized capital losses (gains) on investments	18.4	(83.7)	(76.3)
Amortization of premium discount	6.2	1.9	2.7
Depreciation and amortization	37.0	21.1	19.7
Premium for September 11 coverage	28.5	—	—
Changes in operational assets and liabilities:
Deferred policy acquisition costs	(33.3)	(16.0)	(50.3)
Reinsurance assets	(275.4)	(811.9)	(404.6)
Premiums receivable	(77.8)	(347.0)	(70.2)
Unearned premiums, gross	194.3	144.7	179.6
Losses and loss adjustment expenses, gross	1,251.6	954.7	639.3
Future life benefits, gross	90.0	(31.7)	(116.7)
Funds held under reinsurance contracts	(81.6)	189.2	17.4
Other reinsurance liabilities	(175.9)	135.2	3.4
Net deferred income taxes	(203.9)	(15.6)	(50.7)
Net changes in all other operational assets and liabilities	(99.2)	(144.8)	92.8

Cash provided by (used in) operating activities	311.5	(33.2)	243.9

Cash flows from investing activities:
Proceeds from sales and maturities of fixed maturities	1,892.2	640.7	2,654.2
Purchases of fixed maturities	(1,969.7)	(714.5)	(2,949.9)
Proceeds from sales of equity securities	288.6	404.0	658.2
Purchases of equity securities	(425.7)	(479.7)	(624.9)
Net decrease (increase) in short-term investments	25.6	(31.3)	31.3
Net change in Funds Withheld Asset/ Zurich Financing Agreement	(290.6)	62.0	(344.0)
Purchase of real estate held for investment	(139.4)	—	—
Proceeds from sales of other assets	34.5	28.5	48.0
Purchase of other assets	(42.8)	(40.4)	(28.2)

Net cash used in investing activities	(627.3)	(130.7)	(555.3)

Cash flows from financing activities:
Net transfers from (to) Zurich Financial Services	861.2	—	(18.7)
Payable to Zurich Financial Services	(233.4)	233.4	—

Net cash provided by (used in) financing activities	627.8	233.4	(18.7)
Effect of exchange rate changes on cash and cash equivalents	(13.4)	(15.7)	112.1

Change in cash and cash equivalents	298.6	53.8	(218.0)
Cash and cash equivalents as of January 1.	121.9	68.1	286.1

Cash and cash equivalents as of December 31.	$420.5	$121.9	$68.1

The notes to the consolidated and historical combined financial statements are an integral part of these financial statements.

CONVERIUM GROUP

CONSOLIDATED AND HISTORICAL COMBINED STATEMENTS OF CHANGES IN EQUITY

				Accumulated
				other	Net investment
		Additional	Unearned	comprehensive	by Zurich
	Common	paid-in	stock	income	Financial	Total
	stock	capital	compensation	(loss)	Services	equity

	(US$ million)
Balance, December 31, 1998	—	$—	$—	$116.9	$1,113.4	$1,230.3

Net income	—	—	—	—	57.8	57.8
Change in net unrealized gains (losses) on investments, net of taxes	—	—	—	(83.3)	—	(83.3)
Translation adjustments	—	—	—	35.4	—	35.4
Total comprehensive income						9.9
Net transfers to Zurich Financial Services	—	—	—	—	(18.8)	(18.8)

Balance, December 31, 1999	—	—	—	69.0	1,152.4	1,221.4

Net loss	—	—	—	—	(29.3)	(29.3)
Change in net unrealized gains (losses) on investments, net of taxes	—	—	—	1.9	—	1.9
Translation adjustments	—	—	—	(11.6)	—	(11.6)
Total comprehensive loss						(39.0)
Net transfers to Zurich Financial Services	—	—	—	—	(94.0)	(94.0)

Balance, December 31, 2000	—	—	—	59.3	1,029.1	1,088.4

Net loss	—	—	—	—	(367.4)	(367.4)
Change in net unrealized gains (losses) on investments, net of taxes	—	—	—	11.5	—	11.5
Translation adjustments	—	—	—	(62.4)	—	(62.4)
Total comprehensive loss						(418.3)
Net transfers from Zurich Financial Services	—	—	—	—	889.7	889.7
Issuance of stock compensation	—	38.1	(27.1)	—	—	11.0
Transfer of net investment by Zurich Financial Services	253.0	1,298.4	—	—	(1,551.4)	—

Balance, December 31, 2001	253.0	$1,336.5	$(27.1)	$8.4	$—	$1,570.8

The notes to the consolidated and historical combined financial statements are an integral part of these financial statements.

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CONVERIUM GROUP

NOTES TO THE CONSOLIDATED AND HISTORICAL
COMBINED FINANCIAL STATEMENTS

SCHEDULE OF SEGMENT DATA

	Converium (Non-Life) Zurich			Converium (Non-Life) North America

	2001	2000	1999	2001	2000	1999

	(US$ million)
Gross premiums written	$1,440.3	$1,020.0	$626.2	$1,150.9	$1,295.5	$934.8
Less ceded premiums written	(255.3)	(201.7)	(56.7)	(252.5)	(450.8)	(257.5)

Net premiums written	1,185.0	818.3	569.5	898.4	844.7	677.3
Net change in unearned premiums	(172.6)	(102.4)	(98.9)	(16.0)	(29.3)	(48.6)

Net premiums earned	1,012.4	715.9	470.6	882.4	815.4	628.7
Net investment income	86.8	46.8	77.3	115.2	110.6	102.9
Net realized capital gains (losses)	2.5	0.2	—	(10.8)	48.5	42.2
Other income (loss)	3.2	12.0	8.1	(24.4)	(7.2)	5.7

Total revenues	1,104.9	774.9	556.0	962.4	967.3	779.5

Inter-segment	173.2	277.7	23.9	(152.2)	(291.3)	(17.6)
Losses and loss adjustment expenses	(1,026.9)	(569.2)	(414.7)	(837.2)	(723.4)	(470.4)
Life benefits and policyholder dividends	—	—	—	—	—	—
Underwriting acquisition costs	(202.1)	(150.2)	(96.1)	(251.3)	(207.5)	(169.0)
Other operating and administration expenses	(54.6)	(44.7)	(35.2)	(71.8)	(65.1)	(61.7)

Total benefits, losses and expenses before interest expense, amortization of goodwill and restructuring costs	(1,283.6)	(764.1)	(546.0)	(1,160.3)	(996.0)	(701.1)

Segment (loss) income	$(178.7)	$10.8	$10.0	$(197.9)	$(28.7)	$78.4
Interest expense
Amortization of goodwill
Restructuring costs
(Loss) income before taxes
At December 31, 2001
Total invested assets	$2,273.2	$1,458.3		$2,387.4	$2,304.8

Total segment assets after consolidation of investments in affiliates	$4,774.3	$2,861.3		$4,795.0	$4,755.1

Ratios
Loss ratio	101.4%	79.5%	88.1%	94.9%	88.7%	74.8%
Underwriting expense ratio	20.0%	21.0%	20.4%	28.5%	25.5%	26.9%
Administration expense ratio	4.6%	5.5%	6.2%	8.0%	7.7%	9.1%
Combined ratio	126.0%	106.0%	114.7%	131.4%	121.9%	110.8%

CONVERIUM GROUP

NOTES TO THE CONSOLIDATED AND HISTORICAL

COMBINED FINANCIAL STATEMENTS

SCHEDULE OF SEGMENT DATA

Converium (Non-Life) Cologne			Converium Life			Eliminations			Total

2001	2000	1999	2001	2000	1999	2001	2000	1999	2001	2000	1999

(US$ million)
$299.9	$241.3	$277.8	$164.8	$120.5	$93.4	$(174.7)	$(111.5)	$(3.5)	$2,881.2	$2,565.8	$1,928.7
$(42.1)	(22.7)	(39.2)	(23.4)	(6.1)	(8.6)	174.7	111.5	3.5	(398.6)	(569.8)	(358.5)

257.8	218.6	238.6	141.4	114.4	84.8	—	—	—	2,482.6	1,996.0	1,570.2
17.5	5.6	(16.1)	(16.3)	(8.4)	(5.1)	—	—	—	(187.4)	(134.5)	(168.7)

275.3	224.2	222.5	125.1	106.0	79.7	—	—	—	2,295.2	1,861.5	1,401.5
24.6	25.5	27.5	2.4	2.1	6.3	(0.3)	(9.0)	—	228.7	176.0	214.0
(10.1)	31.4	30.2	—	3.6	3.9	—	—	—	(18.4)	83.7	76.3
2.4	2.9	6.8	13.7	21.6	1.5	(0.7)	—	—	(5.8)	29.3	22.1

292.2	284.0	287.0	141.2	133.3	91.4	(1.0)	(9.0)	—	2,499.7	2,150.5	1,713.9

(20.0)	22.6	(6.3)	—	—	—	(1.0)	(9.0)	—	—	—	—
(299.5)	(227.4)	(171.1)	—	—	—	0.5	—	1.5	(2,163.1)	(1,520.0)	(1,054.7)
—	—	—	(137.4)	(84.5)	(82.5)	—	—	(1.5)	(137.4)	(84.5)	(84.0)
(49.0)	(62.2)	(68.5)	(5.7)	(34.5)	(6.7)	—	—	—	(508.1)	(454.4)	(340.3)
(15.3)	(11.2)	(12.9)	(5.2)	(4.0)	(3.0)	0.5	9.0	—	(146.4)	(116.0)	(112.8)

$(363.8)	(300.8)	(252.5)	(148.3)	(123.0)	(92.2)	1.0	9.0	—	(2,955.0)	(2,174.9)	(1,591.8)

$(71.6)	$(16.8)	$34.5	$(7.1)	$10.3	$(0.8)	$—	$—	$—	$(455.3)	$(24.4)	$122.1
									(24.2)	(17.1)	(17.5)
									(7.8)	(7.3)	(6.2)
									(50.0)	—	—

									$(537.3)	$(48.8)	$98.4

$510.7	$542.0		$40.8	$44.6		$(296.2)	$—		$4,915.9	$4,349.7

$798.8	$840.7		$348.5	$296.1		$(1,010.1)	$(431.9)		$9,706.5	$8,321.3

108.8%	101.4%	76.9%	—	—	—
17.8%	27.8%	30.8%	4.5%	32.5%	8.4%
5.9%	5.1%	5.4%	3.7%	3.5%	3.5%
132.5%	134.3%	113.1%	—	—	—

CONVERIUM GROUP

NOTES TO THE CONSOLIDATED AND

HISTORICAL COMBINED FINANCIAL STATEMENTS — (Continued)

1. Organization and nature of operations

      Converium Holding Ltd and subsidiaries (“Converium Group”) is a leading global professional reinsurer which offers a full range of traditional non-life and life reinsurance products as well as innovative solutions to help clients manage capital and risk. Converium Group’s principal lines of non-life reinsurance include liability, property, motor, credit and surety, workers’ compensation, aviation and space, accident and health, marine, engineering and other specialized lines. The principal life reinsurance product is ordinary life reinsurance.

      Converium Group was formed through the restructuring and integration of substantially all of the third party assumed reinsurance business of Zurich Financial Services through a series of transactions (the “Transactions”). On December 1, 2001, Converium Group entered into a Master Agreement with Zurich Financial Services (the “Master Agreement”) which sets forth the terms of the separation from Zurich Financial Services. In December 2001, Zurich Financial Services sold 87.5% of its interest in Converium Group through an initial public offering, which date represented the legal separation from Zurich Financial Services (the “Separation Date”). Zurich Financial Services’ remaining 12.5% interest in Converium Group was sold in January 2002.

      Subsequent to the initial public offering, Converium Group has operated as an independent company. However under the Master Agreement, Converium Group has several ongoing business relationships with Zurich Financial Services. These include the Quota Share Retrocession Agreement, the Catastrophe Agreement, aggregate excess of loss reinsurance coverage for Unicover Pool losses and September 11 terrorist attack losses, as well as certain operating relationships (see Notes 9 and 15).

2. Summary of significant accounting policies

      The consolidated and historical combined financial statements of Converium Group have been prepared on the basis of accounting principles generally accepted in the United States (“US GAAP”) and comply with Swiss law.

  (a) Basis of preparation of the consolidated and historical combined financial statements

      The financial statements of Converium Group present the consolidated and historical combined financial condition as of December 31, 2001 and 2000 and the related statements of income, cash flows and changes in equity for each of the three years in the period ended December 31, 2001. For periods prior to the Separation Date, the historical combined financial statements were prepared on a carve-out basis to represent the net assets and related historical results of the third party assumed reinsurance business owned by Zurich Financial Services and that now comprise Converium Group. Certain reclassifications have been made to prior year amounts to conform with the current year’s presentation.

      A subsidiary is an entity in which Converium Group owns, directly or indirectly, more than 50% of the outstanding voting rights. The results of Converium Group entities are included in the financial statements from the effective date of acquisition. All significant intercompany balances, profits and transactions have been eliminated. See Note 20 for the Converium Group entities included in the consolidated and historical combined financial statements. Entities where Converium Group has the ability to exercise significant influence are accounted for using the equity method.

      Prior to the Transactions, changes in equity represent movements in Zurich Financial Services’ net investment in Converium Group. For periods prior to July 1, 2001, certain expenses reflected in the financial statements include allocations of corporate expenses incurred by Zurich Financial Services related to general and administrative services for Converium Group. Additionally, investment income includes

CONVERIUM GROUP

NOTES TO THE CONSOLIDATED AND

HISTORICAL COMBINED FINANCIAL STATEMENTS — (Continued)

interest earned on the Zurich Financing Agreement. See Note 6 for further details on the Zurich Financing Agreement.

      Management believes that the foregoing adjustments and allocations were made on a basis that is a reasonable reflection of the historical results of Converium Group. However, these results do not necessarily represent what the income statement, balance sheet, changes in equity or cash flows of Converium Group would have been if Converium Group had been a separate stand-alone entity during the periods presented.

  (b) Foreign currency translation and transactions

      Foreign currency translation: In view of the international nature of Converium Group’s business and the fact that more of its business is transacted in United States dollars than in any other currency, the consolidated and historical combined financial information is reported in United States dollars. Other functional currencies include the Swiss franc, the British pound, the Euro, and the Japanese yen. Assets and liabilities of all Converium Group’s branches and subsidiaries expressed in currencies other than United States dollars are translated at the end of period exchange rates, whereas statements of income are translated at average exchange rates for the period. Translation differences on functional currencies are recorded directly in equity as cumulative translation adjustments, net of any related deferred taxes, if applicable.

      Foreign currency transactions: Outstanding balances in foreign currencies arising from foreign currency transactions other than the functional currencies are translated at end of period exchange rates. Revenues and expenses are translated using the exchange rate at the date of the transaction or a weighted average rate. The resulting exchange differences are recorded in the statements of income.

  (c) Non-life reinsurance operations

      Premiums: Premiums from short-duration insurance and reinsurance contracts are recorded as written and are earned primarily on a pro-rata basis over the term of the related insurance or reinsurance coverage. However, for those contracts for which the period of risk differs significantly from the contract period, premiums are earned over the period of risk in proportion to the amount of insurance or reinsurance protection provided. The unearned premium reserve represents the portion of the premiums written relating to the unexpired terms of coverage. Such reserves are computed by pro-rata methods based on statistical data or reports received from ceding companies.

      Reinsurance contracts are assessed to determine if underwriting risk, defined as the reasonable possibility of a significant variation in the amount of payments and the reasonable possibility that the reinsurer will realize a significant loss, and timing risk, defined as the reasonable possibility of a significant variation in the timing of cash flows, is transferred by the ceding company. Those contracts that do not transfer both risks, referred to in total as insurance risk, are accounted for using the deposit method. A deposit asset or liability is recognized based on the consideration paid or received less any explicitly identified premiums or fees to be retained by the ceding or assuming company. Deposits for contracts that transfer only significant underwriting risk are subsequently measured based on the unexpired portion of coverage until a loss is incurred, after which the present value of expected future cash flows under the contract is also accrued. Changes in the deposit amount are recorded in the statement of income as a loss or loss adjustment expense. Deposits for contracts that transfer only timing risk, or deposits for contracts that transfer neither significant timing nor underwriting risk, are accounted for using the interest method. Future cash flows are estimated to calculate the effective yield, and revenue and expense are recorded as interest income or expense. The effect of contracts with indeterminate risk is not included in the

CONVERIUM GROUP

NOTES TO THE CONSOLIDATED AND

HISTORICAL COMBINED FINANCIAL STATEMENTS — (Continued)

determination of net income until sufficient information becomes available to reasonably estimate the impact.

      Converium Group recognizes a liability or an asset to the extent that there is an obligation to pay or receive cash or other consideration that would not have been required absent experience under the contract.

      Deferred policy acquisition costs: Acquisition costs, principally representing commissions and brokerage expenses, premium taxes and other underwriting expenses, net of allowances from retrocessionaires, which vary with and are directly related to the production of new business, are deferred and amortized over the period in which the related written premiums are earned. Deferred policy acquisition costs are periodically reviewed to determine that they do not exceed recoverable amounts after considering future investment income.

      Losses: Losses and loss adjustment expenses are charged to expense as incurred. Unpaid losses and loss adjustment expenses represent the accumulation of estimates for ultimate losses based on reports and individual case estimates received from ceding companies. An amount is included for losses and loss adjustment expenses incurred but not reported (“IBNR”) on the basis of past experience of Converium Group and its ceding companies. Converium Group does not discount its loss reserves, other than for settled claims with fixed payment terms.

      The methods of determining such loss and loss adjustment expense estimates and establishing the resulting reserves are continually reviewed and updated and, as experience develops and new information becomes known, the reserves are adjusted as necessary. Resulting adjustments are reflected as current expense in the period in which they become known. Since the reserves are based on estimates, the ultimate settlement may vary from the amount provided.

     (d) Life reinsurance operations

      Recognition of reinsurance revenue and related expenses: Premiums from short-duration life reinsurance contracts are recognized as revenue over the remaining contract period in proportion to the amount of reinsurance protection provided. Premiums from long-duration life reinsurance contracts are recognized as revenue in a manner consistent with the underlying reinsured contracts. Benefits and commissions are provided against such revenue to recognize profits over the estimated life of the reinsurance contract.

      Deferred policy acquisition costs: Acquisition and commission costs incurred in acquiring new business are deferred. Deferred policy acquisition costs are amortized over the expected life of the contracts as a constant percentage of expected premiums. Expected premiums are estimated at the effective date of the contract and are consistently applied throughout the life of the contract unless a premium deficiency occurs. Deferred policy acquisition costs are subject to recoverability testing at the time of contract issue and at the end of each accounting period.

      Future life benefits reserves and contract deposits: Liabilities for future life benefit reserves and contract deposits are estimated on bases consistent with those used for the original policies issued and with the terms of the reinsurance contracts.

     (e) Retrocessions

      Converium Group cedes reinsurance to retrocessionaires in the normal course of business. The cost of short-duration retrocessional contracts is amortized over the remaining contract period in proportion to the amount of reinsurance protection provided consistent with the underlying assumed contracts. The cost of

CONVERIUM GROUP

NOTES TO THE CONSOLIDATED AND

HISTORICAL COMBINED FINANCIAL STATEMENTS — (Continued)

long-duration retrocessional contracts is amortized over the estimated remaining life of the underlying assumed contracts. The difference, if any, between the amounts paid for the retrocessional contract and the amount of the liability for contract benefits relating to the underlying reinsured contracts is part of the estimated cost to be amortized. Reinsurance is recorded gross in the balance sheet. Reinsurance assets include the balances due from retrocessionaires for paid and unpaid losses and loss adjustment expenses, ceded unearned premiums, ceded future life benefits and funds held under reinsurance treaties. Amounts recoverable from retrocessionaires are estimated in a manner consistent with the liabilities associated with the reinsured contract.

      Converium Group establishes an allowance for potentially uncollectible recoverables from retrocessionaires. In addition, Converium Group immediately charges operations for any recoverable balances that are deemed to be uncollectible. Collateral and other offsets are considered in determining the allowance or expense.

     (f) Invested assets

      Fixed maturities and equity securities which Converium Group buys with the intention to resell in the near term are classified as trading and are carried at fair value. The remaining fixed maturities and equity securities are classified as available-for-sale; these investments are carried at fair value.

      Unrealized gains or losses on investments carried at fair value, except those designated as trading, are recorded in other comprehensive income, net of deferred income taxes. Unrealized gains or losses on investments designated as trading are recognized in current period income.

      When declines in values of securities below cost or amortized cost are considered to be other than temporary, an impairment charge is recorded as a realized loss in the statement of income for the difference between cost or amortized cost and estimated fair value. “Other than temporary declines” are decreases in the cost or amortized cost of the security that Converium Group believes will not be recovered in the near term, and are identified by considering various factors such as the financial condition of the issuer, the market value and the expected future cash flows of the security.

      Realized gain or loss on disposals is based on the difference between the proceeds received and the cost or amortized cost of the investment using the specific identification method. The amortization of premium and accretion of discount on available-for-sale investments in fixed maturities is computed using the effective interest method and is recorded in current period income. Dividends on equity securities are recorded as revenue on the ex-dividend date, the date that the dividends become payable to the holders of record.

      Real estate held for investment, which is included in the balance sheet under the caption, “Other investments,” is recorded at depreciated cost and is depreciated on a straight-line basis over 40 years. The gain or loss on disposal is based on the difference between the proceeds received and the carrying value of the investment.

      Certain partnerships in which Converium Group has an interest are engaged exclusively in making investments in direct private equity, private equity funds and hedge funds. In the partnerships, these investments are carried at fair value, with changes in fair value being recorded as other income. The partnership investments are accounted for based on Converium Group’s underlying partnership capital account.

      Short-term and other investments are recorded at cost, which approximates fair value. Short-term investments are those with a maturity of greater than three months but less than one year from date of purchase.

CONVERIUM GROUP

NOTES TO THE CONSOLIDATED AND

HISTORICAL COMBINED FINANCIAL STATEMENTS — (Continued)

      The Funds Withheld Asset/ Zurich Financing Agreement is carried at the principal balance plus accrued interest. See Note 6 for further description.

     (g) Derivative instruments

      Derivative financial instruments include swaps, futures, forwards and option contracts, which all derive their value from underlying interest or foreign exchange rates, commodity values or equity prices. Derivatives are subject to various risks similar to those related to the underlying financial instruments, including market, credit and liquidity risk.

      Converium Group adopted SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities” effective January 1, 2001. SFAS No. 133 requires all derivatives to be recognized on the balance sheet at fair value. The recognition of changes in the fair value of a derivative depends on its intended use. The adoption of SFAS No. 133 did not have a material impact on the financial condition or results of operations of Converium Group.

      Derivatives and other financial instruments are used to hedge exposures or modify exposures to interest rate and foreign currency risks. Changes in the fair value of derivatives used in hedging activities are, depending on the nature of the hedge, either recognized in earnings together with the change in fair value of the hedged item attributable to the risk being hedged, or recognized in other comprehensive income until the hedged item affects earnings. For all hedging activities, the ineffective portion of a derivative’s change in fair value is immediately recognized in earnings. Derivatives not used in hedging activities are adjusted to fair value through earnings. Embedded derivatives in insurance contracts and investment contracts are separated from their host contracts and accounted for as derivative instruments under SFAS No. 133.

     (h) Obligation to repurchase securities

      Sales of securities under agreements to repurchase are accounted for as collateralized transactions and are recorded at their contracted repurchase amount plus accrued interest. Converium Group minimizes the credit risk that counterparties to transactions might be unable to fulfill their contractual obligations by monitoring customer credit exposure and collateral value and generally requiring additional collateral to be deposited with Converium Group when deemed necessary.

     (i) Cash and cash equivalents

      Cash amounts represent cash on hand and demand deposits. Cash equivalents are short-term, highly liquid investments with original maturities of three months or less.

     (j) Fixed assets

      Fixed assets, which are included in the balance sheet under the caption “Other assets”, are carried at cost less accumulated depreciation and any necessary write-downs for impairment. The costs of fixed assets are depreciated principally on a straight-line basis over the following estimated useful economic lives: furniture and fixtures five to ten years; computer equipment and software three to five years. Maintenance and repair costs are charged to income as incurred; costs incurred for major improvements are capitalized and depreciated. Gains and losses on disposal of fixed assets are based upon their carrying amount.

     (k) Goodwill

      Goodwill, which is included in the balance sheet under the caption “Other assets,” is accounted for under the purchase method, whereby the difference between the purchase price and the fair value of net

CONVERIUM GROUP

NOTES TO THE CONSOLIDATED AND

HISTORICAL COMBINED FINANCIAL STATEMENTS — (Continued)

assets acquired as part of a business combination is capitalized as goodwill and amortized on a straight-line basis over its estimated useful life. In determining the estimated useful life, Converium Group considers the expected period of benefits to be received from the acquired company, which is based on factors such as the type of business, the duration of the underlying reinsurance contracts, customer relationships and distribution networks. See Note 2(o).

     (l) Recognition and measurement of impaired assets

      Converium Group periodically reviews its long-lived assets, including goodwill, to determine potential impairment. If the recoverable amount is less than the carrying amount of the asset, an impairment loss is recognized. The recoverable amount is measured using the sum of the asset’s undiscounted estimated future cash flows expected to arise from the use of the asset and from its disposal at the end of its useful life. The impairment loss is measured as the difference between the carrying amount of the asset and its fair value. Fair value is defined as the market price less cost of disposal. If the market price is not available, fair value is estimated based on the present value of future cash flows.

     (m) Income taxes

      Taxes on income are accrued in the same periods as the revenues and expenses to which they relate. Deferred income taxes are provided for all temporary differences, which are based on the difference between financial statement carrying amounts and income tax bases of assets and liabilities using enacted income tax rates and laws, and for loss carryforwards. A valuation allowance is recorded to reduce a deferred tax asset to that amount that is expected to be realized.

      For periods prior to the Separation Date, Converium Group’s results were included in the combined income tax returns filed by Zurich Financial Services or its subsidiaries. Converium Group provides for income taxes substantially on a stand-alone separate company basis.

     (n) Employee benefits

      Converium Group entities provide employee retirement benefits under principally two types of arrangements: defined benefit plans providing specified benefits and defined contribution plans. The assets of these plans are principally held separately from Converium Group’s general assets in trustee-administered funds.

      Defined benefit plan obligations and contributions are determined periodically by qualified actuaries using the projected unit credit method. Converium Group’s expense related to defined benefit plans is accrued over the employees’ service periods based upon the actuarially determined cost for the period. Actuarial gains and losses are normally spread over the average remaining service lives of employees. Contributions to defined contribution pension plans are charged to income as they become due.

      Converium Group recognizes the expense related to incentive plans over the relevant performance period. With regard to share-based compensation, Converium Group uses a fair value-based method of accounting. Expense recorded for share-based compensation takes into account the exercise price as of the grant date in determining the fair value of the shares or options to be awarded.

CONVERIUM GROUP

NOTES TO THE CONSOLIDATED AND

HISTORICAL COMBINED FINANCIAL STATEMENTS — (Continued)

     (o) New accounting pronouncements

      The Financial Accounting Standards Board (“FASB”) has issued the following new standards, which will be required to be adopted by Converium Group in the future:

      SFAS 142, “Goodwill and Other Intangible Assets”

      In June 2001, the FASB issued SFAS No. 142, “Goodwill and Other Intangible Assets.” This standard prohibits the amortization of goodwill and intangible assets that have indefinite useful lives, and requires impairment testing of goodwill annually or if any event occurs which would indicate an impairment of goodwill. It also prescribes that goodwill should be tested for impairment under a fair value method different than that previously required under SFAS No. 121, “Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of”. This standard is effective for fiscal years beginning after December 15, 2001.

      Except for the reduction of future amortization of goodwill, adoption of SFAS No. 142 is not expected to impact the financial condition or results of operations of Converium Group. Amortization of goodwill was US$ 7.8 million, US$ 7.3 million and US$ 6.2 million for the years ended December 31, 2001, 2000 and 1999, respectively.

      Upon initial application of SFAS No. 142, Converium ceased amortizing goodwill on January 1, 2002. Accordingly, the following information presents adjusted net (loss) income and (loss) earnings per share for the years ended December 31, 2001, 2000 and 1999 using the policy to be adopted from January 1, 2002.

	Year Ended December 31,

	2001	2000	1999

	(US$ million,
	except per share information)
Reported net (loss) income	$(367.4)	$(29.3)	$57.8
Amortization of goodwill	7.8	7.3	6.2

Adjusted net (loss) income	$(359.6)	$(22.0)	$64.0

Basic and diluted (loss) earnings per share:
Reported net (loss) income	$(9.18)	$(0.73)	$1.45
Amortization of goodwill	0.19	0.18	0.15

Adjusted net (loss) income	$(8.99)	$(0.55)	$1.60

      SFAS 143, “Accounting for Asset Retirement Obligations”

      In June 2001, the FASB issued SFAS No. 143, “Accounting for Asset Retirement Obligations,” which requires that obligations associated with the retirement of a tangible long-lived asset be recorded as a liability when those obligations are incurred, with the amount of the liability initially measured at fair value.

      This standard will not have a material impact on the financial condition of Converium Group.

      SFAS 144, “Accounting for the Impairment or Disposal of Long-Lived Assets”

      In August 2001, the FASB issued SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets,” which supersedes both SFAS No. 121, “Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed of” and the accounting and reporting provisions of APB Opinion No. 30, “Reporting the Results of Operations — Reporting the Effects of Disposal of a

CONVERIUM GROUP

NOTES TO THE CONSOLIDATED AND

HISTORICAL COMBINED FINANCIAL STATEMENTS — (Continued)

Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions,” for the disposal of a segment of a business (as previously defined in APB Opinion No. 30). SFAS No. 144 retains the fundamental provisions in SFAS No. 121 for recognizing and measuring impairment losses on long-lived assets held for use and long-lived assets to be disposed of by sale, while also resolving significant implementation issues associated with SFAS No. 121.

      This standard is effective for fiscal years beginning after December 15, 2001. Management does not expect the adoption of SFAS No. 144 to have a material impact on the financial condition of Converium Group because the impairment assessment under SFAS No. 144 is largely unchanged from SFAS No. 121. The provisions of this statement for assets held for sale or other disposal generally are required to be applied prospectively after the adoption date to newly initiated disposal activities. As a result, management cannot determine the potential effects that adoption of SFAS No. 144 will have on Converium Group’s financial condition with respect to future disposal decisions.

     (p) Use of estimates

      The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect reported amounts of assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Therefore, actual results could differ from those estimates.

3. Restructuring costs

      In connection with the Transactions, Converium Group incurred US$ 50.0 million in restructuring costs during 2001. Any restructuring costs relating to the Transactions in excess of this amount have been borne by Zurich Financial Services. The restructuring costs, according to the Master Agreement, include the costs and expenses of the Transactions, including advisors’ fees, retention plan costs expensed in 2001 and stamp duty taxes.

4. Foreign currency translation and transactions

      Table 4.1 summarizes the principal exchange rates which have been used for translation purposes (US dollar per foreign currency unit). The net gains (losses) on foreign currency transactions included in the statements of income were immaterial for the years ended December 31, 2001, 2000 and 1999, respectively.

			Statements of income
	Balance sheets		and cash flows

Exchange rates	2001	2000	2001	2000	1999

British pound	1.4529	1.4958	1.4406	1.5148	1.6183
Euro	0.8897	0.9422	0.8955	0.9229	1.0663
100 Japanese yen	0.7596	0.8745	0.8240	0.9284	0.8830
Swiss franc	0.6015	0.6207	0.5929	0.5924	0.6663

5. Segment information

      The primary measure of segment information, as reflected in the Schedule of Segment Data, is segment income, defined as income before interest expense, amortization of goodwill, restructuring costs and income taxes. Converium Group’s business is organized around four operating segments: three non-life segments, Converium Zurich, Converium North America and Converium Cologne, which are based principally on geographic regions, and a Converium Life segment (as described below).

CONVERIUM GROUP

NOTES TO THE CONSOLIDATED AND

HISTORICAL COMBINED FINANCIAL STATEMENTS — (Continued)

      Converium Zurich manages the non-life reinsurance businesses in the United Kingdom, Western and Southern Europe (Switzerland jointly with Converium Cologne, Spain, Italy, Portugal, France, Ireland and Malta), the Benelux countries, Latin America, the Far East and the Pacific Rim, Israel and Southern Africa. Converium Zurich is also the primary center of expertise for aviation and space, credit and surety, marine and engineering reinsurance and provides technical support for catastrophe risk assessment and modeling for the global operations.

      Converium North America, based in New York, manages the non-life reinsurance businesses in the United States and Canada, and is the global center of expertise for agribusiness.

      Converium Cologne manages the non-life reinsurance businesses in Germany, Austria, Northern Europe (Denmark, Sweden, Iceland, Finland and Norway), Central and Eastern Europe (Switzerland jointly with Converium Zurich, Slovakia, Slovenia, Croatia, Bulgaria and Romania), the Middle East and Northern Africa. In addition, Converium Cologne has worldwide underwriting responsibility for health reinsurance with the exception of the US market, which is written by Converium North America.

      Converium Life manages the worldwide reinsurance business underwritten by Converium Rückversicherung (Deutschland) AG.

      The accounting policies of the segments are the same as those described in the summary of significant accounting policies. Converium Group accounts for inter-segment revenues and transfers as if the transactions were with third parties at current market prices.

Table 5.1

	Year Ended December 31,

Net premiums written by line of business	2001	2000	1999

	(US$ million)
Global Non-Life
Liability	$458.1	$474.9	$410.4
Property	501.9	403.8	301.9
Motor	437.2	333.1	159.1
Credit and Surety	178.6	122.0	106.4
Workers’ Compensation	192.6	163.9	200.1
Aviation and Space	181.0	119.3	97.0
Accident and Health	116.4	85.3	66.2
Marine	74.3	46.3	43.7
Engineering	80.7	55.4	41.3
Specialized and other	120.4	77.6	59.3

Total Global Non-Life	2,341.2	1,881.6	1,485.4

Converium Life
Total Converium Life	141.4	114.4	84.8

Total	$2,482.6	$1,996.0	$1,570.2

CONVERIUM GROUP

NOTES TO THE CONSOLIDATED AND

HISTORICAL COMBINED FINANCIAL STATEMENTS — (Continued)

Table 5.2

	Year Ended December 31,

Net premiums written by geographic area of ceding company	2001	2000	1999

	(US$ million)
Germany	$142.4	$97.3	$124.2
France	60.4	49.0	58.8
United Kingdom	593.4	317.5	241.2
Rest of Europe	281.0	270.6	181.8
Far East	121.6	84.7	51.5
Near and Middle East	99.2	74.2	61.2
North America	1,038.4	1,027.2	805.4
Latin America	146.2	75.5	46.1

Total	$2,482.6	$1,996.0	$1,570.2

      In 2001, two reinsurance intermediaries produced approximately 13% and 12%, respectively, of Converium Group’s gross premiums written. The revenues from these reinsurance intermediaries were produced across all of the segments. The same two reinsurance intermediaries produced approximately 20% and 14% in 2000, and 21% and 10% in 1999, respectively, of Converium Group’s gross premiums written. No ceding company accounted for more than 10% of Converium Group’s revenues for the years ended December 31, 2001, 2000 and 1999.

6. Invested assets and investment income

Table 6.1

	Year Ended December 31,

Net investment income	2001	2000	1999

	(US$ million)
Fixed maturities	$130.0	$124.7	$114.6
Equity securities	9.7	9.2	9.0
Short-term investments	4.3	5.5	11.6
Cash and cash equivalents	8.2	8.4	2.5
Other	5.6	(5.2)	7.4
Funds Withheld Asset/ Zurich Financing Agreement	75.7	40.1	74.6
Total investment income	233.5	182.7	219.7
Investment expenses	(4.8)	(6.7)	(5.7)

Net investment income	$228.7	$176.0	$214.0

      As Converium Ltd was not an independent entity prior to the Transactions, it did not have a separate investment portfolio. Instead, its cash flows were managed by Zurich Financial Services pursuant to the Zurich Financing Agreement. The Zurich Financing Agreement was US$ 1,335.2 million as of December 31, 2000. In conjunction with the establishment of the Funds Withheld Asset (see Note 9), the Zurich Financing Agreement was cancelled. The Funds Withheld Asset was US$ 1,598.5 million as of December 31, 2001. Net investment income on the Zurich Financing Agreement was based on a formula designed to reflect a total investment return on a diverse investment portfolio. Net investment income on the Funds Withheld Asset is based on a weighted average interest rate.

CONVERIUM GROUP

NOTES TO THE CONSOLIDATED AND

HISTORICAL COMBINED FINANCIAL STATEMENTS — (Continued)

Table 6.2

	Year Ended December 31,

Net realized capital gains and losses	2001	2000	1999

	(US$ million)
Fixed maturities:
Realized capital gains	$50.0	$15.0	$26.8
Realized capital losses	(4.1)	(12.0)	(35.4)
Equity securities:
Realized capital gains	48.5	94.8	102.7
Realized capital losses	(30.6)	(11.0)	(18.7)
Write-down of impaired investments	(82.5)	(1.0)	(2.6)
Other	0.3	(2.1)	3.5

Net realized capital (losses) gains	$(18.4)	$83.7	$76.3

      During 2001, Converium Group recognized impairment losses of US$ 82.5 million on its equity portfolio following the continued deterioration in global stock markets, particularly in the telecommunications and technology sectors in North America.

Table 6.3

	Net change for the year ended			Total as of
	December 31,			December 31,
Unrealized investment gains and losses
(included in other comprehensive income)	2001	2000	1999	2001	2000

	(US$ million)
Fixed maturities available-for-sale	$(9.1)	$78.0	$(109.8)	$22.6	$32.2
Equity securities available-for-sale	24.7	(74.8)	(10.7)	22.1	(1.3)
Less amounts of net unrealized investment gains (losses) attributable to:
Deferred income taxes	(2.9)	0.5	42.7	(14.4)	(12.1)
Foreign currency effect	(1.2)	(1.8)	(5.5)	—	—

Total	$11.5	$1.9	$(83.3)	$30.3	$18.8

CONVERIUM GROUP

NOTES TO THE CONSOLIDATED AND

HISTORICAL COMBINED FINANCIAL STATEMENTS — (Continued)

Table 6.4

	Cost or		Gross		Gross		Estimated
	amortized cost		unrealized gains		unrealized losses		fair value
Investments in fixed maturities
and equity securities	2001	2000	2001	2000	2001	2000	2001	2000

	(US$ million)
Available-for-sale:
Fixed maturities:
U.S. government	$469.8	$512.3	$11.7	$12.5	$(1.7)	$(0.7)	$479.8	$524.1
Other governments	553.2	512.3	8.5	23.8	(4.4)	(8.5)	557.3	527.6
Corporate and other debt securities	552.3	537.4	8.8	11.0	(7.3)	(12.8)	553.8	535.6
Mortgage and asset-backed securities	733.5	642.0	10.0	10.4	(3.0)	(3.5)	740.5	648.9

Total as of December 31	2,308.8	2,204.0	39.0	57.7	(16.4)	(25.5)	2,331.4	2,236.2
Equity securities	679.3	612.3	47.2	64.6	(25.1)	(65.9)	701.4	611.0

Total available-for-sale as of December 31	$2,988.1	$2,816.3	$86.2	$122.3	$(41.5)	$(91.4)	$3,032.8	$2,847.2

Table 6.5

Estimated fair value
Fixed maturity schedule	Available-for-sale

($ in millions)
One year through five years	$691.5
Five years through ten years	585.7
Over ten years	313.7

Subtotal	1,590.9
Mortgage and asset-backed securities	740.5

Total as of December 31, 2001	$2,331.4

      The estimated fair values of fixed maturities available-for-sale are shown by contractual maturity. Actual maturities may differ from contractual maturities because certain borrowers have the right to call or prepay certain obligations with or without call or prepayment penalties.

      Real estate held for investment consists primarily of US$ 143.3 million, net of accumulated depreciation, of investments in residential and commercial rental properties located in Switzerland, acquired in late 2001 from subsidiaries of Zurich Financial Services. The fire insurance value of Converium Group’s real estate held for investment and fixed assets totaled US$ 215.3 million and US$ 33.1 million at December 31, 2001 and 2000, respectively.

      There are no investments in any entity in excess of 10% of equity at December 31, 2001 and 2000, other than investments issued or guaranteed by the US or sovereign governments or their agencies. Cash and investments with a carrying value of US$ 114.3 million and US$ 51.6 million were deposited in trust with regulatory authorities as of December 31, 2001 and 2000, respectively.

CONVERIUM GROUP

NOTES TO THE CONSOLIDATED AND

HISTORICAL COMBINED FINANCIAL STATEMENTS — (Continued)

7. Goodwill

      During August 1997, Zurich Financial Services acquired all the remaining equity interests in Converium Reinsurance (North America) Inc. not then owned by Zurich Financial Services. The acquisition of the minority interest in Converium Reinsurance (North America) Inc. was accounted for as a purchase. Accordingly, the excess of the consideration paid in exchange for the minority interest over the fair value of the net assets attributable to the minority interest was recorded as goodwill. This goodwill, plus additional goodwill attributable to previous minority interest repurchases, has been reflected in the financial statements of Converium Group under the application of “push down” accounting. An additional US$ 20.7 million of goodwill arose from Converium Group’s acquisition of a 49.9% interest in MDU Services Ltd. during May 2000. Goodwill was US$ 112.0 million and US$ 119.8 million, and accumulated amortization of goodwill was US$ 32.5 million and US$ 24.7 million at December 31, 2001 and 2000, respectively.

8. Losses and loss adjustment expenses

      Significant delays occur in the notification of claims and a substantial measure of experience and judgment is involved in assessing outstanding liabilities, the ultimate cost of which cannot be known with certainty as of the balance sheet date. The reserve for losses and loss adjustment expenses is determined on the basis of information currently available; however, it is inherent to the nature of the business written that the ultimate liabilities may vary as a result of subsequent developments.

Table 8.1

Reserves for losses and loss adjustment expenses	2001	2000	1999

	(US$ million)
As of January 1:
Gross reserves for losses and loss adjustment expenses	$4,546.0	$3,545.7	$2,988.1
Less reinsurance recoverable	1,212.2	704.9	457.3

Net reserves for losses and loss adjustment expenses	3,333.8	2,840.8	2,530.8

Loss and loss adjustment expenses incurred:
Current year	2,039.5	1,454.6	1,184.8
Prior years	123.6	65.4	(130.1)

Total	2,163.1	1,520.0	1,054.7

Losses and loss adjustment expenses paid:
Current year	359.1	222.0	53.0
Prior years	885.2	850.6	610.0
Total	1,244.3	1,072.6	663.0

Foreign currency translation effects	(87.1)	45.6	(81.7)
As of December 31:
Net reserves for losses and loss adjustment expenses	4,165.5	3,333.8	2,840.8
Reinsurance recoverable	1,545.0	1,212.2	704.9

Gross reserves for losses and loss adjustment expenses	$5,710.5	$4,546.0	$3,545.7

      In the first half of 2001, Converium Group strengthened reserves by US$ 112.0 million. Converium Group retained an actuarial consulting firm to perform an independent review of non-life net reserves as of

CONVERIUM GROUP

NOTES TO THE CONSOLIDATED AND

HISTORICAL COMBINED FINANCIAL STATEMENTS — (Continued)

December 31, 2000. The review was begun during the second quarter of 2001 and completed in the third quarter of 2001. The independent analysis reflected certain information that became available after the issuance of the December 31, 2000 financial statements, including most fourth quarter 2000 and some first quarter 2001 reports from ceding companies, who typically report on a one-quarter lag. Based on the independent review and Converium Group’s own evaluations of these new developments, additional provisions of US$ 112.0 million, net of reinsurance, were recorded in the first half of 2001, principally related to accident years 2000 and prior at Converium North America. The adverse loss development mainly related to general liability, commercial auto liability and umbrella policy treaty business written in 1996 through 1999.

      In the second half of 2001, Converium Group recorded an additional US$ 11.6 million of net adverse loss reserve development based on its year-end review of non-life reserves. Converium Cologne strengthened its asbestos and environmental reserves by US$ 11.5 million, in order to increase the survival ratio from 13.1 years at December 31, 2000 to 13.8 years at December 31, 2001. Converium Cologne also performed an in-depth analysis of its European and Middle East non-proportional motor book in light of current trends, including lower interest rates, higher long-term disability costs and longevity risk. As a result of this review, an additional US$ 20.0 million in reserves were recorded for European and Middle East motor lines for years 2000 and prior. Converium Cologne also recorded an additional US$ 9.8 million of reserves for energy and property business in the Middle East. Converium North America recorded adverse development of US$ 39.0 million, mainly related to general liability, auto liability and umbrella business written in 1996 through 1999. Partially offsetting the above, loss reserves at Converium Zurich developed positively by US$ 69.0 million, reflecting positive development of US$ 30.0 in aviation and space, primarily on non-proportional treaty business for years 1998 through 2000. Additional positive development was experienced in casualty lines of business.

      In 2000, Converium Group strengthened reserves by US$ 65.4 million. This result was heavily driven by adverse development from the December 1999 European winter storms Anatol, Lothar and Martin. These events occurred in the last week of December 1999, which made loss estimation for these events difficult at December 31, 1999. In addition, Converium North America experienced adverse loss development mainly related to casualty treaty business from prior underwriting years.

      Converium Group’s results were favorably impacted as a result of reserve adjustments of US$ 130.1 million in 1999. The principal factors which led to these favorable reserve developments include the following:

•	Over the years, Converium Group has increased the portion of its business derived from specialty lines, in particular aviation and space. These lines are among the more complex and uncertain lines of business because of the potential for large losses. In addition, in specialty lines such as credit and surety business, the correlation between losses and general economic conditions, and in aviation and space, the longer reporting periods, increase the uncertainty of the reserving process. Initial reserve estimates were the best judgment at the time and reflected this complexity and uncertainty. Over time, the actual emergence of losses in these lines could be used as an indication of future loss emergence, or re-estimation of ultimate loss.

•	Over time, Converium Group’s clients have been able to provide more detailed and timely loss information. Combined with technological advances that Converium Group has made over the same period in its reserving process, it has been able to perform more comprehensive analyses. This impact prevails throughout the portfolio. However, it is particularly noticeable for the traditional book of European property, European motor and European liability business.

CONVERIUM GROUP

NOTES TO THE CONSOLIDATED AND

HISTORICAL COMBINED FINANCIAL STATEMENTS — (Continued)

•	Converium Group entered into several new overseas geographical markets and had significant expansion in both existing and new markets in several longer-tailed liability lines of business. New lines of business and markets are inherently more uncertain than existing business and markets, where historical experience data can be used to support the reserving process. Accordingly, the initial estimates of ultimate losses for this business reflected these additional inherent uncertainties. Over time, as the actual emergence of losses in these markets could be used as an indication of future loss emergence, the re-estimation of losses indicated redundancies.

      The reserves for certain losses and loss adjustment expenses, such as those for settled claims with fixed payment terms, represent the present value estimates of the ultimate cost of all losses incurred but not paid through December 31 of each year. Where applicable, gross reserves of US$ 413.8 million and US$ 365.0 million have been discounted using average interest rates of 6% in 2001 and 2000. This has reduced reserves by US$ 47.5 million and US$ 46.5 million as of December 31, 2001 and 2000, respectively. In addition, deferred charges relating to retrospective reinsurance assumed and structured settlements totaling US$ 57.9 million and US$ 26.2 million as of December 31, 2001 and 2000, respectively, are included in other assets.

      Converium Group believes that its exposure to environmental impairment liability and asbestos-related claims is relatively small due to the diminutive amount of business written prior to 1987 for Converium Zurich and Converium Reinsurance (North America) Inc. Additionally, Converium Reinsurance (North America) Inc. is protected by a stop loss agreement with Zurich Insurance Company (“ZIC”), a wholly owned subsidiary of Zurich Financial Services, for business effected prior to June 1, 1993. As of December 31, 2001, Converium Rückversicherung (Deutschland) AG had reserves for environmental impairment liability and asbestos-related claims of US$ 44.6 million.

September 11 terrorist attacks

      As of December 31, 2001, Converium Group estimates its gross and net incurred losses and loss adjustment expenses related to the September 11 terrorist attacks to be as follows:

		Retrocessional
		reinsurance
Line of business	Gross losses	recoveries	Net losses

	(US$ million)
Aviation	$323.0	$154.3	$168.7
Property and Liability	353.5	245.0	108.5
Life	16.4	4.4	12.0

Total	$692.9	$403.7	$289.2

      Included in the reinsurance recoveries above are US$ 152.3 million due from Zurich Financial Services and subsidiaries.

      In addition to the gross loss estimates above, we have received claims which could, if adversely determined, cause us to increase our gross estimate by approximately 10%. We dispute the merits of these claims based on the terms and limits of our contracts and their application to the complex circumstances of September 11. Our ultimate gross exposure to these claims will depend on a number of factors including the outcome of any dispute over the merits of such claims. However, our net exposure to the September 11 terrorist attacks is subject to the caps described below and accordingly, changes, if any, in our gross loss estimates will not affect our net results.

CONVERIUM GROUP

NOTES TO THE CONSOLIDATED AND

HISTORICAL COMBINED FINANCIAL STATEMENTS — (Continued)

      Certain arrangements with Zurich Financial Services described below provide protection against potential adverse loss development on the September 11 terrorist attacks for Converium Ltd, Converium Rückversicherung

      (Deutschland) AG and Converium Reinsurance (North America) Inc. above the initial loss amounts recorded of US$ 289.2 million, net of retrocessional reinsurance recoveries. Ceded premiums in connection with these arrangements and other coverages from Zurich Financial Services were US$ 28.5 million in 2001.

      Converium Ltd’s exposure under the Quota Share Retrocession Agreement (see Note 9), is limited for “Extraordinary Events.” The agreement limits Converium Ltd’s losses arising out of any “Extraordinary Event” to US$ 220.0 million and the parties have agreed that the September 11 terrorist attacks are an Extraordinary Event and that the US$ 220.0 million limit applies to losses arising out of the September 11 terrorist attacks. Because ZIC and Zurich Insurance Bermuda (“ZIB”), a wholly owned subsidiary of Zurich Financial Services, retain losses in excess of the limit, Zurich Financial Services will be responsible for non-payment, if any, by the retrocessionaires with regard to losses arising out of the September 11 terrorist attacks in excess of the US$ 220.0 million limit.

      ZIC will indemnify Converium Rückversicherung (Deutschland) AG for losses arising out of the September 11 terrorist attacks in excess of approximately US$ 11.0 million, net of retrocessional reinsurance recoveries.

      Converium Reinsurance (North America) Inc. is covered under the ZIC 1997 Aggregate Excess of Loss Agreement for losses in excess of US$ 58.2 million. In addition, ZIC will indemnify Converium Reinsurance (North America) Inc. against loss development in excess of the available limits under the ZIC 1997 Aggregate Excess of Loss Agreement. See Note 15 for further information.

     Enron Chapter 11 reorganization

      On December 2, 2001, Enron Corp. announced that it and certain of its subsidiaries had filed voluntary petitions for Chapter 11 reorganization in the United States. Converium Group recorded incurred losses of US$ 67.0 million pre-tax (US$ 48.0 million post-tax) for the year ended December 31, 2001, representing Converium Group’s aggregate limits under existing reinsurance contracts in connection with Enron. These exposures result principally from credit and surety and, to a lesser extent, liability lines of business in the Converium Zurich and Converium North America operating segments.

      These estimates reflect Converium Group’s aggregate limits under the related contracts. As of the date of these financial statements, all of the facts and circumstances relating to Enron’s reorganization are not known. Accordingly, the losses Converium Group may ultimately incur, and the timing of any loss payment, will be affected by numerous factors including the actions of third parties, possible judicial rulings and other contingencies.

9. The Quota Share Retrocession Agreement, retrocessional reinsurance and catastrophe protection

     Quota Share Retrocession Agreement

      In connection with the Transactions, the transfer of Converium Zurich’s business to Converium Ltd by ZIC and ZIB was effected by means of the Quota Share Retrocession Agreement effective July 1, 2001. The covered business consists of the business historically managed by Converium Zurich which has an inception or renewal date on or after January 1, 1987, and consists of substantially all of the third party reinsurance assumed business written by ZIC and ZIB, under the “Zurich Re” brand name. The liabilities

CONVERIUM GROUP

NOTES TO THE CONSOLIDATED AND

HISTORICAL COMBINED FINANCIAL STATEMENTS — (Continued)

Converium Ltd assumed include all net unearned premiums, net losses and loss adjustment expenses and experience account balances relating to this business.

      The Quota Share Retrocession Agreement provides for the payment of premiums to Converium Ltd by ZIC as consideration for assuming the covered liabilities. The Quota Share Retrocession Agreement provides that these premiums are on a “funds withheld” basis, whereby the premium is not immediately paid, but is rather retained by ZIC and credited to a funds withheld account, which is referred to as the Funds Withheld Asset. In conjunction with the establishment of the Funds Withheld Asset, the Zurich Financing Agreement was cancelled. See Note 6 for more information on the Zurich Financing Agreement.

      Because the business subject to the Quota Share Retrocession Agreement consists of business that was historically managed by Converium Zurich, this business is already reflected in the financial statements. Any reinsurance business written by ZIC or ZIB that is not part of the historically managed and operated third-party reinsurance business of Converium Zurich is not covered by the Quota Share Retrocession Agreement, and all related legal rights and obligations of this business have been retained by ZIC and ZIB. Accordingly, this business is excluded from the financial statements. Therefore, execution of this Quota Share Retrocession Agreement has no impact on results of operations as reported for 2001, 2000 or 1999.

      Converium Ltd will receive the surplus remaining with respect to the Funds Withheld Asset, if any, after all liabilities have been discharged. Additionally, Zurich Financial Services has the right to prepay to Converium Ltd the full amount or a portion thereof of the Funds Withheld Asset prior to termination of the agreement. Finally, Converium Ltd is entitled to request cash advances under certain circumstances to help meet significant cash requirements. Any surplus or any additional cash flows will be recorded in the financial statements in the period when they occur.

      Converium Ltd is entitled to borrow cash from ZIC if eligible losses from a single event or series of related events not relating to the business covered by the Quota Share Retrocession Agreement exceed US$ 25.0 million. The amount that may be borrowed as a result of any one event or series of related events is limited to the lesser of US$ 90.0 million, or actual losses from the event. Converium Ltd is entitled to request multiple advances. However, it may never borrow more than the Funds Withheld Asset balance, and the aggregate amount that may be borrowed at any one time ranges from US$ 150.0 to US$ 180.0 million in 2002 and US$ 105.0 to US$ 135.0 million for the period January 1, 2003 to September 30, 2003. Converium Ltd may not request advances beyond September 30, 2003, unless agreed otherwise with ZIC. Interest on these advances will accrue at a variable annual rate equal to prevailing LIBOR plus 0.50%, and is payable monthly. Converium Ltd would be required to repay any advance within one year of receipt. No advances were outstanding at December 31, 2001.

      Converium Ltd will continue to administer the transferred business on behalf of ZIC and ZIB, which remain liable to the original cedents of the business. Additionally, Converium Ltd will manage third-party retrocessions related to the business transferred. Converium Group will bear the credit risk for uncollectible reinsurance balances excluding those related to the September 11 terrorist attacks. Converium Ltd will have a broad right of offset under the Quota Share Retrocession Agreement so that reinsurance balances owed to ZIC and ZIB may be offset against the Funds Withheld Asset account directly.

      The Quota Share Retrocession Agreement provides for commutation and termination for special reasons, such as insolvency of a party or loss of its authorization to do business or a change of control of Converium Ltd. Each of the parties agrees to indemnify the other against liability or expense incurred by

CONVERIUM GROUP

NOTES TO THE CONSOLIDATED AND

HISTORICAL COMBINED FINANCIAL STATEMENTS — (Continued)

reason of its conduct or failure to act in appropriate circumstances. The Quota Share Retrocession Agreement contains other provisions that are customary for an agreement of this nature.

  Retrocessional Reinsurance

      Retrocessional reinsurance arrangements do not relieve Converium Group from its direct obligations to its reinsureds. Thus, a credit exposure exists with respect to reinsurance ceded to the extent that any retrocessionaire is unable or unwilling to meet the obligations assumed under the retrocessional agreements. Converium Group holds substantial collateral as security under related retrocessional agreements in the form of deposits, securities and/or letters of credit. Converium Group’s business is not substantially dependent upon any single retrocessional contract.

      In connection with the Transactions, certain assumed reinsurance contracts of Converium Reinsurance (North America) Inc. related to business written by a unit of Zurich Financial Services will be 100% reinsured by Centre Insurance Company (“CIC”) or Centre Solutions (US) Limited (“CSUS”), subsidiaries of Zurich Financial Services, on an indemnity reinsurance basis, with Converium Reinsurance (North America) Inc. retaining the assets on a funds withheld basis. Converium Reinsurance (North America) Inc. has assigned its rights under certain underlying retrocession agreements to CIC, CSUS or ZIC, Bermuda Branch. Loss reserves and equivalent reinsurance recoverables of US$ 35.2 million and US$ 253.0 million have been recorded as of December 31, 2001 and 2000, respectively.

      Under an existing aggregate excess of loss reinsurance agreement in force between ZIC and Converium Reinsurance (North America) Inc., ZIC provides aggregate excess of loss reinsurance protection to Converium Reinsurance (North America) Inc. with respect to potential losses arising out of Converium Reinsurance (North America) Inc.’s retrocession to the Unicover Pool involving Amerisafe Interstate Insurance Company. See Notes 15 and 19 for more information.

      Included in reinsurance assets below are recoverables totalling US$ 362.9 million related to the Unicover Pool. On an individual basis, none of the recoverables from these retrocessionaires exceeds 10% of equity. Recoverables from subsidiaries of Zurich Financial Services total 11.7% of equity at December 31, 2001. Recoverables from one other third-party retrocessionaire were 16.5% of equity at December 31, 2001. There were no recoverables from any other retrocessionaire that exceeded 10% of equity at December 31, 2001. Allowances of US$ 9.6 million and US$ 8.7 million have been recorded for estimated uncollectible receivables and reinsurance recoverables at December 31, 2001 and 2000, respectively.

Table 9.1

	Gross		Reinsurance assets		Net of reinsurance

Year Ended December 31,	2001	2000	2001	2000	2001	2000

	(US$ million)
Reserves for losses and loss adjustment expenses	$5,710.5	$4,546.0	$1,545.0	$1,212.2	$4,165.5	$3,333.8
Reserves for unearned premiums	968.7	774.4	78.9	54.8	889.8	719.6
Future life benefits	252.0	162.0	44.2	25.9	207.8	136.1

Total underwriting reserves at December 31	$6,931.2	$5,482.4	$1,668.1	$1,292.9	$5,263.1	$4,189.5

CONVERIUM GROUP

NOTES TO THE CONSOLIDATED AND

HISTORICAL COMBINED FINANCIAL STATEMENTS — (Continued)

Table 9.2

Premiums written and earned

	Premiums written			Premiums earned

For the Years Ended December 31,	2001	2000	1999	2001	2000	1999

	(US$ million)
Direct premiums	$124.9	$169.9	$164.1	$106.6	$177.0	$155.7
Assumed premiums	2,756.3	2,395.9	1,764.6	2,581.9	2,244.1	1,577.6
Ceded premiums	(393.4)	(569.8)	(358.5)	(388.1)	(559.6)	(331.8)
Catastrophe Agreement	(5.2)	—	—	(5.2)	—	—

Total	$2,482.6	$1,996.0	$1,570.2	$2,295.2	$1,861.5	$1,401.5

Table 9.3

Benefits, losses and expenses

For the Years Ended December 31,	2001	2000	1999

	(US$ million)
Non-life losses and loss adjustment expenses
Direct	$104.3	$169.7	$83.4
Assumed	2,694.3	2,106.5	1,363.5
Ceded	(635.5)	(756.2)	(392.2)

Total	$2,163.1	$1,520.0	$1,054.7

Life benefits and policyholder dividends
Assumed	$140.1	$88.9	$90.4
Ceded	(2.7)	(4.4)	(6.4)

Total	$137.4	$84.5	$84.0

Underwriting acquisition costs
Direct	$32.8	$56.5	$52.1
Assumed	529.0	492.4	378.1
Ceded	(53.7)	(94.5)	(89.9)

Total	$508.1	$454.4	$340.3

     Catastrophe protection

      As of December 31, 2001, Converium Ltd has entered into agreements for coverage of losses related to certain catastrophic loss events. These agreements include both traditional reinsurance as well as a catastrophe derivative described more fully below. The traditional reinsurance agreements cover losses from an event in excess of US$ 90.0 million.

      On June 8, 2001, ZIC entered into a transaction with Trinom Ltd., a Bermuda company that ultimately provides ZIC with specific high-limit catastrophe protection. Trinom is a special purpose entity (“SPE”) established by ZIC in Bermuda, and which issued all of its common shares to a Bermuda trust. Trinom’s business consists solely of issuing three-year catastrophe securities to third-party qualified investors in the form of preference shares and two classes of notes. Simultaneous with the offering of these securities, Trinom entered into a counterparty contract with ZIC whereby Trinom will make payments to

CONVERIUM GROUP

NOTES TO THE CONSOLIDATED AND

HISTORICAL COMBINED FINANCIAL STATEMENTS — (Continued)

ZIC from its funds to cover defined catastrophic losses in the United States and Europe. ZIC is required to make payments to Trinom based on the balance of Trinom’s funds and the magnitude of its losses. The owners of the securities are entitled to receive their original investment, plus interest on the notes or dividends on the preference shares, both paid quarterly, less any loss payments made to ZIC.

      Additionally, as part of the Transactions, ZIC and Converium Ltd have entered into a catastrophe derivative agreement (the “Catastrophe Agreement”) in the form of a purchased option whereby Converium Ltd receives protection from ZIC under terms similar to ZIC’s protection under the Trinom transaction. Converium Ltd will pay ZIC amounts at least equal to the payments made by ZIC to Trinom. Similarly, Converium Ltd is entitled to receive payments from ZIC that are similar to those that ZIC is entitled to receive from Trinom. However, there is no contractual relationship between Converium Ltd and Trinom as only ZIC is the legal counterparty to the Trinom transaction. This Catastrophe Agreement is effective as of June 18, 2001, and will remain in effect for the same period as ZIC’s agreement with Trinom, including any extension thereto.

      The coverage ZIC and ultimately Converium Ltd have obtained from the Trinom transaction and the related Catastrophe Agreement is expected to reduce Converium Ltd’s net retained loss for large catastrophe events that produce insured losses greater than what is referred to in the industry as “once in 100 years” magnitude. Perils covered by the Trinom transaction and the Catastrophe Agreement include only US hurricane, US earthquake, and European windstorm losses that occur before June 18, 2004. Payments from Trinom to ZIC, and similarly from ZIC to Converium Ltd, are based on modeled reinsurance losses for ZIC and ultimately Converium Ltd’s exposures at the time of the Trinom transaction.

      In a modeled loss contract, the covered party’s aggregate exposure to each geographical region and type of catastrophe, by line of business, is compared to industry-wide data in order to produce the covered party’s market share of particular loss events by line of business using commercially available natural catastrophe loss simulation modeling software. The software simulates a catastrophe, at various levels of severity, by generating certain probabilistic loss distributions, in order to calculate industry-wide losses and the corresponding losses for the covered party on a “ground-up basis,” by line of business. These losses are then compared to the modeled loss contracts to determine the amount of the covered party’s recovery in respect of such an event.

      Because the Trinom transaction is in two tranches, Converium Ltd’s coverage under the Catastrophe Agreement is also effectively in two tranches. The first tranche provides first event coverages of approximately US$ 65.0 million on 68% of losses that exceed a range of losses from US$ 209.0 million to US$ 227.0 million; and the second tranche provides US$ 97.0 million of coverage on 100% of second and subsequent event losses that exceed a range of losses from US$ 100.0 million to US$ 133.0 million. The amount of losses that must be incurred before coverage applies relates to the type of loss event, e.g. earthquake, hurricane or windstorm. The expected annual cost of the Catastrophe Agreement to Converium Ltd is approximately US$ 9.4 million. However, if Converium Group collects amounts as a result of a loss event that is protected by the Catastrophe Agreement, Converium Group will be required to pay higher amounts for the remainder of the Catastrophe Agreement’s term, and to reduce the recovery by these higher amounts.

10. Debt

      As part of the Transactions, Converium Group assumed US$ 200.0 million principal amount of non-convertible, unsecured, unsubordinated Senior Notes (the “Senior Notes”) originally issued during October 1993. The Senior Notes mature in full on October 15, 2023 and bear interest at the rate of 7.125%, payable semiannually in arrears on April 15 and October 15. Debt issuance costs and discounts

CONVERIUM GROUP

NOTES TO THE CONSOLIDATED AND

HISTORICAL COMBINED FINANCIAL STATEMENTS — (Continued)

incurred related to the Senior Notes have been deferred and are being amortized over the term of the Senior Notes.

11. Income taxes

Table 11.1

Income tax (benefit) expense	Year Ended December 31,

	2001	2000	1999

	(US$ million)
Switzerland:
Current	$—	$1.3	$(1.0)
Deferred	(3.5)	4.0	4.6

Total	(3.5)	5.3	3.6

United States:
Current	31.1	(19.2)	31.9
Deferred	(178.7)	0.7	(9.2)

Total	(147.6)	(18.5)	22.7

Germany:
Current	3.4	1.0	2.0
Deferred	(22.2)	(7.3)	12.3

Total	(18.8)	(6.3)	14.3

Total:
Current	34.5	(16.9)	32.9
Deferred	(204.4)	(2.6)	7.7

Total income tax (benefit) expense	$(169.9)	$(19.5)	$40.6

      Table 11.2 illustrates the factors that cause the actual income tax expense to differ from the expected amount computed by applying the expected rate.

CONVERIUM GROUP

NOTES TO THE CONSOLIDATED AND

HISTORICAL COMBINED FINANCIAL STATEMENTS — (Continued)

Table 11.2

Expected and actual income tax expense	Year Ended December 31,

	2001	2000	1999

	(US$ million)
Expected income tax (benefit) expense	$(180.3)	$(11.7)	$37.7
Increase (reduction) in taxes resulting from:
Tax-exempt interest income	(4.8)	(5.8)	(2.7)
Non-taxable reinsurance contract	(20.4)	(20.5)	—
Amortization of goodwill	2.2	2.2	2.2
Branch tax	2.6	2.8	3.6
Unusable net operating losses	15.7	18.1	—
Valuation allowance	3.2	—	—
Non-deductible ceded premiums	8.5	—	—
Other	3.4	(4.6)	(0.2)

Actual income tax (benefit) expense	$(169.9)	$(19.5)	$40.6

      The “expected” weighted average tax rates for Converium Group were 33.6%, 23.9% and 38.3% in 2001, 2000 and 1999, respectively. These rates were derived by obtaining a weighted average of the expected statutory income tax in relation to the income generated in the various territories in which Converium Group operates. Converium Group’s future effective tax rate will depend largely on its tax strategies as a separate, independent company. Non-taxable reinsurance contract income results principally from the difference in financial statement versus US federal income tax treatment of certain intercompany reinsurance contracts.

      Deferred income taxes are provided for all temporary differences, which are based on the difference between financial statement carrying amounts and the income tax bases of assets and liabilities. The income tax base of an asset or liability is calculated in accordance with the rules for determining taxable income established by the local taxation authorities. For a particular asset or liability, this may result in a deferred tax asset in one country but a deferred tax liability in another as reflected in Table 11.3.

CONVERIUM GROUP

NOTES TO THE CONSOLIDATED AND

HISTORICAL COMBINED FINANCIAL STATEMENTS — (Continued)

Table 11.3

Deferred income taxes	December 31,

	2001	2000

	(US$ million)
Deferred income tax assets:
Loss reserve discount	$109.1	$106.7
Unearned premium reserve deduction	23.6	26.8
Accruals not currently deductible	30.5	23.8
Impairment of equity securities	8.6	—
Partnership loss	11.7	0.8
Loss carryforwards	108.3	18.1
Other	11.8	7.1

Total deferred income tax assets	303.6	183.3

Valuation allowance	(3.2)	(18.1)

Net deferred income tax assets	300.4	165.2

Deferred income tax liabilities:
Loss reserve discount	(37.7)	(42.5)
Deferred policy acquisition costs	(54.2)	(65.0)
Unrealized appreciation of investments	(14.4)	(12.1)
Reinsurance contracts	—	(41.7)
Investments	—	(4.8)
Other	(0.2)	(9.1)

Total deferred income tax liabilities	(106.5)	(175.2)

Net deferred income tax assets	300.4	165.2

Net deferred income tax assets (liabilities) as of December 31	$193.9	$(10.0)

      The current income tax receivable (payable) as of December 31, 2001 and 2000 was US$ 4.8 million and US$ (14.9) million, respectively.

     Converium Group

      Converium Reinsurance (North America) Inc. historically filed a consolidated US tax return with other subsidiaries and affiliates of Zurich Financial Services. The method of tax allocation between companies was based on an intercompany tax allocation agreement, and taxes were allocated to each of the companies in the US consolidated tax group on a separate company tax return basis. As of December 31, 2000, Converium Reinsurance (North America) Inc.’s current income tax payable of US$ 11.9 million was due under this tax allocation agreement.

      In connection with the Master Agreement, the tax allocation agreement was terminated and amended (the “Amended Tax Agreement”). Converium Reinsurance (North America) Inc. paid US$ 54.9 million to settle all costs, net of payments, through the date of the Transactions under the Amended Tax Agreement according to its terms. Such settlements will be “trued-up” at the time the tax returns for 2000 and 2001 are filed. Further, certain affiliates of Zurich Financial Services will indemnify (and Zurich Financial Services will guarantee the performance of such affiliates) certain parties, including Converium Reinsurance (North America) Inc., for any US income tax liabilities arising out of the Transactions and prior restructurings and certain other potential liabilities.

CONVERIUM GROUP

NOTES TO THE CONSOLIDATED AND

HISTORICAL COMBINED FINANCIAL STATEMENTS — (Continued)

      As of December 31, 2001, subsidiaries of Converium Group had total net operating loss carryforwards of US$ 327.0 million available (subject to various statutory restrictions) for use in future tax returns, the majority of which will expire in 2021. A valuation allowance has been recorded related to certain income tax loss carryforwards in Switzerland.

12. Employee benefits

      Prior to the Separation Date, employees of Converium Group participated in various pension plans of Zurich Financial Services or its affiliates. After the Separation Date, Converium Group has established a number of independent benefit plans for its employees. Converium Group will honor the term of an employee’s service with Zurich Financial Services for the purposes of determining benefits under these new plans.

      During 2001 some employees belonged to defined benefit plans. Other employees participate in defined contribution plans, providing benefits equal solely to contributions paid plus investment returns.

      Personnel costs incurred for 2001, 2000 and 1999 were US$ 104.8 million, US$ 72.2 million and US$ 73.6 million, respectively.

  (a) Defined benefit pension plans

      Employees of certain of Converium Group’s entities are covered under various defined benefit pension plans. Eligibility for participation in these various plans is either based on completion of a specified period of continuous service or date of hire. Benefits are generally based on the employees’ years of credited service and average compensation in the years preceding retirement. Annual funding requirements are determined based on actuarial cost methods.

      The transition obligation (asset) for some entities was determined as of January 1, 1998, the date of SFAS 87 adoption, due to the unavailability of prior actuarial data. The transition obligation (asset) is being amortized over the greater of either fifteen years or the service period of the employees on a straight-line basis.

Table 12.1

Weighted average	2001	2000	1999

Discount rate	4.30%	4.39%	4.36%
Expected long-term rate of return on assets	5.25%	5.25%	5.25%
Future salary increases	2.57%	2.65%	2.59%
Future pension increases	1.36%	1.37%	1.39%

CONVERIUM GROUP

NOTES TO THE CONSOLIDATED AND

HISTORICAL COMBINED FINANCIAL STATEMENTS — (Continued)

Table 12.2

	2001	2000	1999

	(US$ million)
Projected benefit obligation:
Projected benefit obligation as of January 1	42.4	41.7	45.1
Service cost	2.9	2.7	2.6
Interest cost	1.8	1.7	1.8
Plan amendments	(1.6)	—	—
Actuarial (gains) losses	(0.2)	(2.4)	0.6
Foreign currency translation effects	(1.4)	0.7	(6.3)
Benefits paid	(0.3)	(2.0)	(2.1)

Projected benefit obligation as of December 31	43.6	42.4	41.7

Fair value of plan assets:
Fair value of plan assets as of January 1	32.5	30.0	31.4
Actual return on plan assets	(1.7)	1.5	1.5
Employee contributions	1.1	1.0	0.8
Employer contributions	2.6	2.2	2.9
Net transfer adjustment from the Transactions	(9.5)	—
Foreign currency translation effects	(1.1)	(0.2)	(4.5)
Benefits paid	(0.3)	(2.0)	(2.1)

Fair value of plan assets as of December 31	23.6	32.5	30.0

Funded status:
Funded status	(20.0)	(9.9)	(11.7)
Unrecognized transition obligation	1.0	1.5	2.0
Unrecognized net actuarial (gains) losses	2.0	(1.3)	0.3
Unrecognized prior service cost	(1.6)	—	—

Accrued benefit liability	(18.6)	(9.7)	(9.4)

Amounts recognized in the balance sheet:
Accrued benefit liability	(18.6)	(9.7)	(9.4)

Table 12.3

	For the Years Ended
	December 31,

Net periodic benefit expense	2001	2000	1999

	(US$ million)
Service cost	2.9	2.7	2.6
Interest cost	1.8	1.7	1.8
Expected return on plan assets	(1.7)	(1.0)	(1.5)
Employee contributions	(1.1)	(1.0)	(0.8)
Amortization of transition obligation	0.5	0.5	0.6

Net periodic benefit expense	2.4	2.9	2.7

CONVERIUM GROUP

NOTES TO THE CONSOLIDATED AND

HISTORICAL COMBINED FINANCIAL STATEMENTS — (Continued)

Table 12.4

	As of December 31,

Accrued pension liability	2001	2000	1999

	(US$ million)
Balance at January 1	(9.7)	(9.4)	(11.1)
Current year expense	(2.4)	(2.9)	(2.7)
Contributions paid	2.6	2.2	2.9
Net transfer adjustment from the Transactions	(9.5)	—	—
Foreign currency translation effects	0.4	0.4	1.5

Balance at December 31	(18.6)	(9.7)	(9.4)

      As part of the finalization of the Transactions in respect of employee benefits, there was a transfer of pension fund assets and benefit obligations from the Zurich Financial Services pension funds to the pension fund of Converium Ltd. Under US GAAP, the net impact of this transfer resulted in an increase in the liabilities of Converium Ltd to its pension fund and a corresponding reduction of equity of US$ 9.5 million. Zurich Financial Services administered the benefit plan to cover the existing Converium Ltd participants through December 31, 2001.

      As of January 1, 2002, Swiss employees of Converium Ltd are covered under a new pension plan, whereby both the employees and employer provide contributions based on salary, as defined in the plan, and retirement benefits are based on accumulated retirement savings capital and age at retirement. The new plan guarantees the retirement benefits which employees were entitled under the former Zurich Financial Services pension plan as of December 31, 2001 and transfers the termination benefits of the former plan into the pension plan of Converium Ltd.

  (b) Defined contribution pension plans

      Converium Reinsurance (North America) Inc. sponsors various qualified defined contribution plans. Substantially all employees of Converium Reinsurance (North America) Inc. are eligible for participation in these plans. The plans provide for voluntary contributions by employees which typically range from 0% to 15% of annual salaries. Contributions by the employer are typically another 10% (matching or otherwise). In addition, various supplemental, non-qualified deferred compensation plans allow members of management to defer certain amounts of compensation and receive specified contributions. Converium Reinsurance (North America) Inc.’s contributions under these plans amounted to US$ 2.4 million, US$ 1.8 million and US$ 1.7 million in 2001, 2000 and 1999, respectively.

13. Share compensation and incentive plans

      Converium Group has various incentive and share-based compensation plans to attract, retain and motivate management and employees, to reward them for their contributions to the performance of Converium Group and encourage employee share ownership. Share-based compensation plans include all plans under which shares or options to purchase shares are awarded. The grant of shares and options to purchase shares in Converium Holding Ltd is at the discretion of the Remuneration Committee of the Board of Directors.

  (a) Cash-based incentive plans

      Various Converium Group entities operate short-term incentive programs for executives, management and in some cases employees. Awards are made in cash based on the accomplishment of both

CONVERIUM GROUP

NOTES TO THE CONSOLIDATED AND

HISTORICAL COMBINED FINANCIAL STATEMENTS — (Continued)

organizational and individual performance objectives. The compensation expense incurred in 2001, 2000 and 1999 in connection with these plans was US$ 16.4 million, US$ 7.8 million and US$ 10.1 million, respectively.

     (b) Converium Group share-based plans

          Share plan

      Converium Group adopted a share plan (the “Share Plan”) for selected executives. Generally, the size of a participant’s award is based on their level of responsibility and position, market conditions and the extent of the executive’s prior participation in other Converium Group plans. Under the Share Plan, 20,863 shares were awarded to executives in 2001. These shares vest in their entirety on December 11, 2007, and are subject to acceleration after December 11, 2004 based on the achievement of certain performance objectives.

          Retention awards and IPO share grant

      In conjunction with the Transactions, Converium Group granted retention awards to certain employees in the form of 357,902 shares in Converium Holding Ltd that vest pro rata on December 11, 2002 and December 11, 2003. Employees other than those who were granted retention awards received, in conjunction with the Transactions, 118,383 shares in Converium Holding Ltd that vest pro rata on December 11, 2002 and December 11, 2003.

          Stock option plan

      Converium Group adopted a stock option plan (the “Stock Option Plan”) and certain employees were awarded options to purchase shares in Converium Holding Ltd. Under the Stock Option Plan, 310,233 options to purchase shares in Converium Holding Ltd were awarded in 2001. The options were issued with an exercise price of CHF 82.00 per ordinary share, or US$ 24.59 per American Depository Share (“ADS”). The exercise prices were equal to the market value of the shares or ADSs on the grant date. Of the options awarded under the Stock Option Plan, 25% vested immediately on the grant date of December 11, 2001, and 25% will vest each year thereafter. The options expire 10.5 years after the date of grant.

          Executive IPO option plan

      In connection with the Transactions, Converium Group granted certain executives options to purchase shares in Converium Holding Ltd (the “Executive IPO Option Plan”). Under the Executive IPO Option Plan, 420,000 options to purchase shares in Converium Holding Ltd were awarded in 2001. The options were issued with an exercise price of CHF 82.00 per ordinary share, or US$ 24.59 per ADS, which exercise prices were equal to the market value of the shares or ADSs on the grant date. Of the options awarded under the Executive IPO Option Plan, 25% vested immediately on the grant date of December 11, 2001, and 25% will vest each year thereafter. The options expire 10.5 years after the date of grant.

      The fair value of options granted was estimated on the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions used for grants in 2001: risk-free rate of 3.21%, expected lives of three years, expected volatility of 32.67% and a dividend yield of 0.8%. The weighted average fair value of Converium Group stock options granted for the year ended December 31, 2001 was US$ 12.08.

CONVERIUM GROUP

NOTES TO THE CONSOLIDATED AND

HISTORICAL COMBINED FINANCIAL STATEMENTS — (Continued)

      Table 13.1 summarizes the status of Converium Group’s outstanding stock options for the Stock Option Plan and Executive IPO Option Plan. All options were granted on December 11, 2001 and none were exercised or forfeited.

Table 13.1

	Outstanding	Exercisable

Number of options	730,233	182,558
Exercise price (CHF)	82.00	82.00
Remaining contractual life (years)	10.5	10.5

     (c) Zurich Financial Services share-based plans

      Prior to the Transactions, employees of Converium Group participated in various share compensation and incentive plans of Zurich Financial Services. After the Transactions, Converium Group established a number of independent share-based plans for its employees and certain Zurich Financial Services share-based plans were converted into Converium Group shares and options.

          Employee performance share plan

      At Converium Ltd, substantially all employees participated in a performance share plan, which provided cash and/or sales-restricted awards of Zurich Financial Services shares in connection with specific performance achievements. In 2000 and 1999, 1,804 and 1,600 Zurich Financial Services shares were awarded under the employee performance share plan.

          Long-term performance share plans

      Certain Converium Group employees participated in long-term incentive plans operated by Zurich Financial Services. Each principal plan had a three-year performance cycle with a new cycle beginning each year. Specific performance parameters were established for each business unit. The number of shares awarded at the end of the performance period was determined in relation to the annual salary at the beginning of the performance period. In 2000 and 1999, 765 and 799 Zurich Financial Services shares were awarded under the long-term performance share plan.

      The outstanding share awards to Converium Group employees under the 2000 and 1999 Zurich Financial Services long-term performance share plans were converted into 207,602 shares of Converium Holding Ltd, of which 91,887 shares vest on December 11, 2002, and 115,715 shares vest on December 11, 2003.

          Share option plans

      Under the Global Share Option Plan, certain executives were awarded options annually to purchase shares in Zurich Financial Services, the number of options being determined such that their economic value was a percentage of annual salary as of January 1, in the year of grant. The exercise price of the shares was set at 110% of the average market value of the Zurich Financial Services shares during the month prior to the grant date. In 2000 and 1999, 4,770 and 2,789 options on Zurich Financial Services shares were awarded under the Global Share Option Plan, and nil and 217 options were forfeited under the plan.

      The outstanding options to purchase shares in Zurich Financial Services will be converted into options to purchase shares in Converium Holding Ltd. The expiration and term of the Converium Holding Ltd

CONVERIUM GROUP

NOTES TO THE CONSOLIDATED AND

HISTORICAL COMBINED FINANCIAL STATEMENTS — (Continued)

options will be the same as the options from which they were converted. Options which were originally granted in 1999 vest on January 31, 2002 and will expire on January 31, 2006. Options which were originally granted in 2000 will vest on January 31, 2003 and will expire on January 31, 2007.

     (d) Compensation expense

      The compensation expense charged to income under both the Converium Group and Zurich Financial Services share and share option plans was US$ 11.0 million, US$ 0.8 million and US$ 8.2 million in 2001, 2000 and 1999, respectively.

14. Shareholders’ equity

     (a) Issued share capital

      Upon incorporation on June 19, 2001, Converium Holding Ltd had share capital of CHF 100,000 divided into 10,000 fully paid registered shares with a nominal value of CHF 10 each, all of which were entitled to receive dividends. On September 24, 2001, the extraordinary general meeting of the shareholders passed two resolutions to increase the ordinary share capital to CHF 400 million, divided into 40 million fully paid registered shares with a nominal value of CHF 10 each, all of which are entitled to receive dividends.

     (b) Conditional share capital

      Pursuant to Converium Holding Ltd’s Articles of Incorporation, share capital can be increased by the issuance of a maximum of 4 million fully paid registered shares of CHF 10 nominal value each, amounting to a maximum of CHF 40 million, through the exercise of option or conversion rights which will be granted to the members of the Board of Directors and to employees.

     (c) Dividend restrictions and capital and solvency requirements

      Converium Holding Ltd is subject to legal restrictions on the amount of dividends it may pay to its shareholders under the Swiss Code of Obligations. The Swiss Code of Obligations provides that 5% of the annual profit must be allocated to the general reserve until such reserve in the aggregate has reached 20% of the paid-in share capital. Similarly, the company laws of countries in which Converium Group entities operate may restrict the amount of dividends payable by such entities to their parent companies.

      Other than by operation of the restrictions mentioned above, the ability of Converium Group entities to pay dividends may be restricted or, while dividend payments per se may be legally permitted, may be indirectly influenced by minimum capital and solvency requirements that are imposed by insurance, bank and other regulators in the countries in which the entities operate as well as by other limitations existing in certain of these countries (e.g. foreign exchange control restrictions).

      In Switzerland, insurance supervisory regulations require entities to fund their statutory reserves at a minimum level of 20% of net profits until the statutory reserve fund reaches an amount equal to 50% of the statutory share capital, including freely disposable reserves, if any. In the United States, restrictions on payment of dividends are imposed by the Insurance Commissioner of the state of domicile. For Converium Reinsurance (North America) Inc., dividends are payable only from earned surplus and are limited annually to the greater of 10% of the previous year’s policyholders surplus or 100% of the previous year’s statutory net income. Dividends paid in excess of these limitations require prior approval of the Insurance Commissioner of the state of domicile. In addition, Converium Reinsurance (North America) Inc. may not, for a period of two years from the date of change in control, make any dividend to its shareholders without the prior approval of the Connecticut Commissioner. In Germany, the minimum amount of

CONVERIUM GROUP

NOTES TO THE CONSOLIDATED AND

HISTORICAL COMBINED FINANCIAL STATEMENTS — (Continued)

statutory capital required is 10% of the nominal value of the common stock. If the 10% criterion is met, dividends of 100% of current year surplus can be paid. If the 10% criterion is not met, dividends are limited to a maximum of 95% of current year surplus less the prior year loss carryover. Under German law, an entity’s supervisory board has the authority to reclassify up to 100% of the current year surplus to retained earnings, thereby not allowing dividends to be calculated on this amount. As a result of these restrictions, neither Converium Reinsurance (North America) Inc. nor Converium Rückversicherung (Deutschland) AG are able to pay dividends to Converium Ltd in 2002. However, Converium Ltd may pay a maximum dividend, net of withholding tax, to Converium Holding Ltd without regulatory approval of approximately US$ 256.0 million as of December 31, 2001. The maximum dividend that Converium Holding Ltd is able to pay in 2002, before withholding tax, is approximately US$ 273.0 million as of December 31, 2001.

      Statutory capital and surplus for Converium Ltd was US$ 1.5 billion at December 31, 2001. This amount includes its holdings in Converium Reinsurance (North America) Inc. and Converium Rückversicherung (Deutschland) AG, which had aggregate statutory capital and surplus of US$ 646.2 million at December 31, 2001, computed under local statutory accounting principles. As of December 31, 2001, Converium Group’s entities were in compliance with all applicable regulatory capital adequacy requirements.

15. Transactions with Zurich Financial Services

      Converium Group has entered into various transactions with Zurich Financial Services and its subsidiaries, including various insurance and cost-sharing arrangements, the most significant of which are described below.

      Certain business being retained by ZIC and ZIB pursuant to the Quota Share Retrocession Agreement, as described in Note 9, will be subject to a Run-off Management and Services Agreement between ZIC, ZIB and Converium Group. Converium Group will receive commercially customary fees in exchange for the services it renders under this agreement, which include technical accounting, claims handling, actuarial support and access to certain infrastructure.

      Some of Converium Group’s information technology applications are operated by service centers of Zurich Financial Services. Converium Group uses select information technology applications of Zurich Financial Services based on a service level agreement.

      Predominately all of Converium Group’s investments are managed by affiliates of Zurich Financial Services. Converium Group has entered into investment management agreements with these managers whereby the investment managers manage Converium Group’s portfolio of investment securities in return for fees based on the average total market value of the assets under management, as well as investment performance if the related funds’ return exceeds targeted benchmarks. Fees related to these investment management services were US$ 4.1 million, US$ 4.7 million and US$ 5.1 million for 2001, 2000 and 1999, respectively.

      Converium Group utilizes Zurich Financial Services affiliates as fronting vehicles. For example, Zurich American Insurance Company fronts Converium Group for the USAIG aviation pool. Eagle Star Insurance Company Limited fronts Converium Group for the Global Aerospace Underwriting Managers Pool. Additionally, beginning in 2001, Zurich Specialties London Ltd, fronts Converium Group for the SATEC space pool. Gross assumed premiums under these transactions were US$ 44.0 million, US$ 35.8 million and US$ 27.3 million for 2001, 2000 and 1999, respectively.

      During 2000, Converium Group entered into a significant modified life coinsurance agreement to assume certain assets and liabilities of Zurich International, Bermuda Branch. The quota share on these

CONVERIUM GROUP

NOTES TO THE CONSOLIDATED AND

HISTORICAL COMBINED FINANCIAL STATEMENTS — (Continued)

deposits and deposit liabilities totaled US$ 430.3 million and US$ 410.3 million each as of December 31, 2001 and 2000 and are presented net on the balance sheet. The contract can be cancelled and withdrawn after five years.

      In December 2000, Zurich Financial Services temporarily advanced US$ 233.4 million to Converium Group as part of the normal cash management activities within the treasury function. This amount was repaid in January 2001.

      Converium Reinsurance (North America) Inc. and Converium Zurich had an intra-Converium aggregate excess of loss reinsurance agreement in place since July 1, 1997 (“1997 Aggregate Excess of Loss Agreement”). This agreement provided protection to Converium Reinsurance (North America) Inc. for losses that exceeded a net retention after amounts recoverable from its outside retrocessionaires. Because the 1997 Aggregate Excess of Loss Agreement pre-dated the Transactions, ZIC was the formal counterparty to Converium Reinsurance (North America) Inc. In October 2001, the 1997 Aggregate Excess of Loss Agreement was amended as follows:

•	Converium Reinsurance (North America) Inc.’s coverage for net losses of US$ 320.4 million with respect to all Amerisafe business retroceded to the Unicover Pool remains in effect, with ZIC as counterparty,

•	Converium Reinsurance (North America) Inc.’s coverage for net losses of US$ 307.5 million from the September 11 terrorist attacks that exceed US$ 58.2 million remains in effect, with ZIC as counterparty,

•	The remainder of the coverage under the agreement is commuted.

      Converium Group has a limited partnership interest in Insurance Partners, L.P., a Delaware limited partnership (“Insurance Partners”), and a limited partnership interest in Capital Z Financial Services Fund II, L.P., a Bermuda limited partnership (“Capital Z”). As of December 31, 2001 and 2000, Converium Group’s investments in Insurance Partners and Capital Z had a carrying value of US$ 25.8 million and US$ 37.4 million, respectively. As of December 31, 2001, Converium Group has a remaining commitment to Capital Z of US$ 9.2 million.

      During July 1999, Converium Group issued a US$ 31.0 million principal amount non-convertible, unsecured, unsubordinated note receivable (the “Note Receivable due 2000”) to ZIC. The Note Receivable due 2000 principal amount, together with accrued interest, was repaid on January 19, 2000.

      The amounts assumed (ceded) by Converium Group to Zurich Financial Services during 2001, 2000 and 1999 were as follows:

Table 15.1

Transactions with Zurich Financial Services	2001	2000	1999

	(US$ million)
Consolidated and historical combined statements of income for the years ended December 31,
Net premiums earned	$(9.9)	$(2.1)	$56.8
Losses and loss adjustment expenses	7.0	56.6	(74.2)
Life benefits and policyholder dividends	(0.6)	(6.4)	1.9
Underwriting acquisition costs	(14.4)	1.5	(12.4)

CONVERIUM GROUP

NOTES TO THE CONSOLIDATED AND

HISTORICAL COMBINED FINANCIAL STATEMENTS — (Continued)

	2001	2000

Consolidated and historical combined balance sheets as of December 31,
Premiums receivable	$12.5	$25.3
Reinsurance assets	182.9	425.2
Losses and loss adjustment expenses, gross	362.0	200.5
Unearned premiums, gross	64.8	50.3
Future life benefits, gross	9.3	14.8
Funds held under reinsurance contracts	4.0	298.5

      See Notes 3, 6, 8, 9, 11, 12, 13, 16, 17 and 19 for other transactions with Zurich Financial Services.

16. Related party transactions

      There were no unpaid loans, including guarantee commitments, granted to the Converium Group directors and members of the Converium Group Executive Committee as of December 31, 2001.

      In May 2000, Converium Group entered into a strategic alliance with the Medical Defence Union that resulted in a 49.9% participation in MDU Services Ltd. MDU Services Ltd. distributes medical malpractice insurance policies to the members of the Medical Defence Union. These insurance policies are issued by Zurich Financial Services (UKISA), London, and are 100% reinsured by Converium Group. Gross assumed premiums under this transaction were US$ 57.0 million and US$ 30.2 million for 2001 and 2000, respectively.

      Converium Group owns 9.67% of PSP Swiss Property AG, which manages real estate held for investment by Converium Group.

17. Supplement cash flow disclosures

      Significant non-cash financing activity included a net transfer to Zurich Financial Services of US$ 94.0 million in 2000, which decreased the balance sheet accounts Zurich Financing Agreement and Net investment by Zurich Financial Services.

Table 17.1

	2001	2000	1999

	(US$ million)
Income taxes (paid) refunded	$(46.4)	$(46.7)	$54.9
Interest expense paid	(22.1)	(17.1)	(17.5)

18. Fair value of financial instruments

      The methods and assumptions used by Converium Group in estimating the fair value of financial instruments are:

•	Fixed maturities securities: fair values are generally based upon quoted market prices. Where market prices are not readily available, fair values are estimated using either values obtained from independent pricing services or quoted market prices of comparable investments.

•	Equity securities: fair values are based on quoted market prices.

•	Zurich Financing Agreement and Funds Withheld Asset: carrying values of the Zurich Financing Agreement and the Funds Withheld Asset approximate fair value.

CONVERIUM GROUP

NOTES TO THE CONSOLIDATED AND

HISTORICAL COMBINED FINANCIAL STATEMENTS — (Continued)

•	Other investments, for which quoted market prices are not readily available, are not fair valued and are not significant to Converium Group.

•	Cash and short-term investments: carrying amounts approximate fair values.

•	Debt:fair values are generally based upon quoted market prices.

      Table 18.1 lists the estimated fair values and carrying values of Converium Group’s financial instruments as of December 31, 2001 and 2000.

Table 18.1

	Total fair	Total carrying	Total fair	Total carrying
Fair value of financial instruments	value 2001	value 2001	value 2000	value 2000

	(US$ million)
Fixed maturities	$2,331.4	$2,331.4	$2,236.2	$2,236.2
Equity securities	701.4	701.4	611.0	611.0
Other investments	51.8	51.8	52.2	52.2
Short-term investments	89.5	89.5	115.1	115.1
Funds Withheld Asset/Zurich Financing Agreement	1,598.5	1,598.5	1,335.2	1,335.2
Cash and cash equivalents	420.5	420.5	121.9	121.9
Debt	(194.1)	(197.0)	(185.2)	(196.9)

19. Commitments and contingencies

      Converium Group has provided guarantees or commitments to external parties. These arrangements include commitments under certain conditions to make capital contributions, or provide equity financing. Converium Group’s guarantees were US$ 150.0 million as of December 31, 2001. Converium knows of no event that would require it to satisfy these guaranties.

      To secure certain assumed reinsurance contracts, irrevocable letters of credit of US$ 277.5 million were outstanding at December 31, 2001. A parental guarantee of US$ 120.0 million has been issued related to certain of these letters of credit.

      Converium Group has entered into various operating leases as lessee for office space and certain computer and other equipment. Rental expenses for these items totaled US$ 10.8 million, US$ 10.3 million and US$ 7.5 million for the years ending December 31, 2001, 2000 and 1999, respectively.

      Table 19.1 lists minimum future payments under operating leases with terms in excess of one year.

CONVERIUM GROUP

NOTES TO THE CONSOLIDATED AND

HISTORICAL COMBINED FINANCIAL STATEMENTS — (Continued)

Table 19.1

Rental
Minimum future payments under operating leases	payments

(US$ million)
2002	$11.3
2003	11.1
2004	10.7
2005	10.6
2006	10.6
2007 and thereafter	21.0

Total	$75.3

      Converium Ltd leases office space from Zurich Financial Services. The lease term is fixed until 2006, with two renewal options for three-year terms each. The lease payments are fixed with annual rent escalations based on a cost of living index. Converium Rückversicherung (Deutschland) AG leases office space from Zurich Financial Services. The lease term is for a period of ten years, with an option to renew for up to two additional ten-year terms. The lease payments are fixed through 2003 with bi-annual rent escalations based on changes in local real estate price indices.

      Converium Reinsurance (North America) Inc. is party to a sublease agreement dated January 1, 1994 as amended January 26, 1996 with ZC Resource LLC (“ZC Resource”), a subsidiary of Zurich Financial Services. In connection with the initial public offering of Converium Group, Converium Reinsurance (North America) Inc. entered into a new sublease with ZC Resource signed July 13, 2001. The sublease has a term of approximately eleven years, ending in 2012.

      The landlord has agreed to allow ZC Resource to continue to sublease office space to Converium Reinsurance (North America) Inc. after the Transactions. Accordingly, Converium Reinsurance (North America) Inc. will continue its sublease from ZC Resource and will continue its rent guaranty for ZC Resource. As part of the Transactions, Converium Reinsurance (North America) Inc. entered into an agreement to indemnify Global Asset Holdings Limited (“GAHL”) (an indirect parent of ZC Resource and a co-guarantor of the prime lease) for losses under the prime lease or the guaranty caused by Converium Reinsurance (North America) Inc.’s default under the sublease that results in a default under the prime lease; GAHL, in turn, will indemnify Converium Reinsurance (North America) Inc. for any losses under the guaranty caused by a default by ZC Resource under the prime lease. CIC will guaranty the punctual payment of all amounts due by GAHL under the guaranty and all expenses incurred by Converium Reinsurance (North America) Inc. enforcing the guaranty.

      Converium Holding Ltd and its subsidiaries are continuously involved in other legal proceedings, claims and litigation arising, for the most part, in the ordinary course of its business operations as a reinsurer. The outcome of such current legal proceedings, claims and litigation could have a material effect on operating results or cash flows when resolved in a future period. However, in the opinion of management these matters are not material to Converium Group’s financial position, with the exception of the two matters described below:

     US Life Insurance Company arbitration

      On November 29, 1999, US Life Insurance Company (“US Life”) initiated an arbitration proceeding against Superior National Insurance Company (“SNIC”), various of its affiliates which are the subject of conservancy by the California Department of Insurance, ZC Insurance Company (“ZCIC”), now known

CONVERIUM GROUP

NOTES TO THE CONSOLIDATED AND

HISTORICAL COMBINED FINANCIAL STATEMENTS — (Continued)

as Converium Insurance (North America) Inc., and CIC. US Life seeks to rescind a multi-year quota share reinsurance contract effective May 1, 1998 on the basis that SNIC or its affiliates made material misrepresentations and omissions in procuring that contract. Inception-to-date amounts ceded to the contract through December 31, 2001 are US$ 54.0 million premiums earned, US$ 18.1 million commissions earned and US$ 75.9 million losses incurred. Based on the limited information available to date, Converium Group is unable to predict Converium Insurance (North America) Inc.’s chances of prevailing in this action.

     Unicover litigation

      In March 2000, Converium Reinsurance (North America) Inc. commenced arbitration proceedings against members of the Unicover Occupational Accident Reinsurance Pool (the “Pool”) relating to the Pool’s attempt to repudiate a retrocessional agreement between Converium Reinsurance (North America) Inc. and the Pool. At the end of March 2000, the Pool initiated a legal action in the Supreme Court of the State of New York, County of New York (the “New York Court”), seeking to stay the arbitration.

      In September 2000, the New York Court issued a judgment staying the arbitration by accepting the Pool’s position that Unicover Managers, Inc. (“Unicover Managers”) was no longer authorized to act on the Pool’s behalf at the assertedly relevant time. Converium Reinsurance (North America) Inc. appealed the factual findings under this judgment.

      Converium Reinsurance (North America) Inc.’s position when the treaty was written was, and still is, that the Pool members are bound under the retrocessional contract. Converium Reinsurance (North America) Inc. believes that the members of the Pool are in error, and thus initiated a litigation in Washington State Court and an arbitration to be held in Dallas, Texas with a view to: (1) compelling the Pool members to perform under the retrocessional contract; or (2) in the alternative, seeking to unwind the Amerisafe Interstate Insurance Company (“Amerisafe”)/ Converium Reinsurance (North America) Inc. leg of the transaction as these were integrated transactions; or (3) to hold the reinsurance intermediary, Guy Carpenter & Company Inc. (“Guy Carpenter”), and/or Unicover Managers responsible for any losses incurred by Converium Reinsurance (North America) Inc.

      Converium Reinsurance (North America) Inc. filed the litigation in a Washington State Court in October 2000 against the Pool, Amerisafe, Unicover Managers and Guy Carpenter. Amerisafe has since been dismissed from the Washington action on personal jurisdictional grounds. The Texas arbitration with Amerisafe was also initiated in October 2000. In March 2001, Amerisafe commenced a related action against Converium Reinsurance (North America) Inc., Zurich Financial Services Group and Guy Carpenter in the US District Court for the Western District of Louisiana.

      In September 2001, the Appellate Division of the New York Court converted the proceeding from one limited to the issue of arbitration into an action for declaratory judgment and remanded the case for further proceedings. The Appellate Division held that a review of the merits indicates that there are issues of fact warranting a trial of the issue of enforceability of the retrocessional agreement. Converium Reinsurance (North America) Inc. has moved to dismiss this action based on the proceedings already commenced in Washington state.

      The potential financial exposure to Converium Reinsurance (North America) Inc. is contingent upon the ultimate incurred ratio of the relevant portfolio and the outcome of Converium Reinsurance (North

CONVERIUM GROUP

NOTES TO THE CONSOLIDATED AND

HISTORICAL COMBINED FINANCIAL STATEMENTS — (Continued)

America) Inc.’s various litigations and the arbitration mentioned above. Inception-to-date amounts ceded to the Pool through December 31, 2001 that are related to the Amerisafe treaty are as follows:

(US$ million)
Premiums earned	151.8
Commissions earned	65.3
Losses incurred	384.2

      Based on the limited information available to date, Converium Group is unable to predict Converium Reinsurance (North America) Inc.’s chances of prevailing in any of these actions. See Notes 9 and 15 regarding aggregate excess of loss protection related to Unicover.

20. Consolidated and historical combined entities

      A list of operating entities and other important holdings, together with the country of incorporation and Converium Group’s ownership interest, is set out below.

	Country of	% of equity
Entity	incorporation	shares held

Converium Rückversicherung (Deutschland) AG	Germany	98.6
Converium Holding Ltd.	Switzerland	100
Converium Ltd.	Switzerland	100
Converium Holdings (North America) Inc.	US	100
Converium Reinsurance (North America) Inc.	US	100
Converium Insurance (North America) Inc.	US	100

21. Earnings per share

      Earnings per share data is calculated based on 40 million registered shares of Converium Holding Ltd issued and outstanding as of December 31, 2001 as though these shares were outstanding for all periods presented. Diluted earnings per share data is computed similar to basic earnings per share data except that the weighted average shares outstanding is increased to include potential common shares, such as shares from non-vested stock grants and the assumed exercise of stock options, if dilutive. Potential common shares, which totaled 40,000 for 2001, are excluded from the computation of diluted earnings (loss) per share as their inclusion would be anti-dilutive.

22. Subsidiary Issuer Information

      Presented below are the condensed consolidating balance sheets of Converium Holding AG (the “ultimate parent guarantor”) and Converium AG (the “immediate parent guarantor”) (together the “guarantor companies”), guarantors of the notes issued by Converium Finance S.A. (the “subsidiary issuer”) as of December 31, 2001 and 2000 and the related condensed consolidating statements of income and cash flows for each of the three years in the period ended December 31, 2001. The subsidiary issuer and the immediate parent guarantor are direct, wholly-owned subsidiaries of the ultimate parent guarantor.

      Investments in subsidiaries are accounted for by the guarantor companies under the equity method for purposes of supplemental consolidating presentation as of the effective date of the acquisition. Earnings of subsidiaries are reflected in the investment accounts of the guarantor companies as of the effective date of the acquisition. The guarantor companies have jointly and severally guaranteed payments by the subsidiary issuer on these notes.

CONVERIUM GROUP

NOTES TO THE CONSOLIDATED AND

HISTORICAL COMBINED FINANCIAL STATEMENTS — (Continued)

      Information for the ultimate parent guarantor and the subsidiary issuer is only included from the date of formation.

Converium Group

Consolidating Statements of Income

			Non-
	Converium	Converium	Guarantor	Consolidating
Year Ended December 31, 2001	Holding AG	AG	Entities	Adjustments	Consolidated

	(US$ million)
Revenues:
Gross premiums written	$—	$1,528.3	$1,527.6	$(174.7)	$2,881.2
Less ceded premiums written	—	(258.4)	(314.9)	174.7	(398.6)

Net premiums written	—	1,269.9	1,212.7	—	2,482.6
Net change in unearned premiums	—	(151.7)	(35.7)	—	(187.4)

Net premiums earned	—	1,118.2	1,177.0	—	2,295.2
Net investment income	1.5	88.5	139.0	(0.3)	228.7
Net realized capital gains (losses)	—	2.5	(20.9)	—	(18.4)
Other income (loss)	—	3.9	(9.0)	(0.7)	(5.8)

Total revenues	1.5	1,213.1	1,286.1	(1.0)	2,499.7

Benefits, losses and expenses:
Losses and loss adjustment expenses and life benefits	—	(997.9)	(1,303.1)	0.5	(2,300.5)
Underwriting acquisition costs	—	(221.3)	(286.8)	—	(508.1)
Other operating and administration expenses	(1.2)	(54.8)	(90.9)	0.5	(146.4)
Interest expense and amortization of goodwill	(1.2)	(8.2)	(22.6)	—	(32.0)
Restructuring costs	—	(32.4)	(17.6)	—	(50.0)

Total benefits, losses and expenses	(2.4)	(1,314.6)	(1,721.0)	1.0	(3,037.0)

Loss before taxes	(0.9)	(101.5)	(434.9)	—	(537.3)
Income tax benefit	—	3.5	166.4	—	169.9

Net loss	$(0.9)	$(98.0)	$(268.5)	$—	$(367.4)

CONVERIUM GROUP

NOTES TO THE CONSOLIDATED AND

HISTORICAL COMBINED FINANCIAL STATEMENTS — (Continued)

Converium Group

Consolidating Balance Sheets

			Non-
	Converium	Converium	Guarantor	Consolidating
December 31, 2001	Holding AG	AG	Entities	Adjustments	Consolidated

	(US$ million)
Assets:
Invested assets:
Available-for-sale securities
Fixed maturities	$—	$67.2	$2,264.2	$—	$2,331.4
Equity securities	—	180.8	520.6	—	701.4
Investment in subsidiaries	1,560.0	739.6	—	(2,299.6)	—
Notes receivable	150.0	150.0	—	(300.0)	—
Short-term and other investments	—	155.2	129.4	—	284.6

Total investments	1,710.0	1,292.8	2,914.2	(2,599.6)	3,317.4
Funds Withheld Asset	—	1,598.5	—	—	1,598.5

Total invested assets	1710.0	2,891.3	2,914.2	(2,599.6)	4,915.9

Other assets:
Cash and cash equivalents	17.1	340.7	62.7	—	420.5
Premiums receivable	—	688.0	281.8	45.3	1,015.1
Reinsurance assets	—	1,257.5	2,091.4	(757.2)	2,591.7
Deferred policy acquisition costs	—	102.8	115.1	—	217.9
Deferred income taxes	—	11.0	289.4	—	300.4
Other assets	1.1	95.4	146.1	2.4	245.0

Total assets	$1,728.2	$5,386.7	$5,900.7	$(3,309.1)	$9,706.5

Liabilities and equity:
Liabilities:
Losses and loss adjustment expenses, gross	$—	$2,748.2	$3,410.6	$(448.3)	$5,710.5
Unearned premiums, gross	—	515.2	452.0	1.5	968.7
Future life benefits, gross	—	—	252.0	—	252.0
Other reinsurance liabilities	—	200.3	115.6	—	315.9
Funds held under reinsurance contracts	—	308.3	375.2	(252.7)	430.8
Deferred income taxes	—	25.5	81.0	—	106.5
Accrued expenses and other liabilities	7.4	29.2	127.7	(10.0)	154.3
Notes payable	150.0	—	150.0	(300.0)	—
Debt	—	—	197.0	—	197.0

Total liabilities	157.4	3,826.7	5,161.1	(1,009.5)	8,135.7

Equity:
Common stock and additional paid-in capital	1,589.5	1,552.7	771.8	(2,324.5)	1,589.5
Unearned stock compensation	(27.1)	—	—	—	(27.1)
Total accumulated other comprehensive income (loss)	8.4	7.3	(32.2)	24.9	8.4

Total equity	1,570.8	1,560.0	739.6	2,299.6	1,570.8

Total liabilities and equity	$1,728.2	$5,386.7	$5,900.7	$(3,309.1)	$9,706.5

CONVERIUM GROUP

NOTES TO THE CONSOLIDATED AND

HISTORICAL COMBINED FINANCIAL STATEMENTS — (Continued)

Converium Group

Consolidating Statements of Cash Flows

			Non-
	Converium	Converium	Guarantor	Consolidating
Year Ended December 31, 2001	Holding AG	AG	Entities	Adjustments	Consolidated

	(US$ million)
Cash flows from operating activities:
Net loss	$(0.9)	$(98.0)	$(268.5)	$—	$(367.4)
Adjustments for:
Net realized capital losses (gains) on investments	—	(2.5)	20.9	—	18.4
Amortization of premium discount	—	0.2	6.0	—	6.2
Depreciation and amortization	—	18.4	18.6	—	37.0
Premium for September 11 coverage	—	4.2	24.3	—	28.5
Changes in operational assets and liabilities:
Deferred policy acquisition costs	—	(34.7)	1.4	—	(33.3)
Reinsurance assets	—	(850.3)	(182.3)	757.2	(275.4)
Premiums receivable	—	(299.2)	266.7	(45.3)	(77.8)
Unearned premiums, gross	—	158.6	34.2	1.5	194.3
Losses and loss adjustment expenses, gross	—	1,385.3	314.6	(448.3)	1,251.6
Future life benefits, gross	—	5.1	84.9	—	90.0
Funds held under reinsurance contracts	—	159.8	11.3	(252.7)	(81.6)
Other reinsurance liabilities	—	65.6	(241.5)	—	(175.9)
Net deferred income taxes	—	(3.2)	(200.7)	—	(203.9)
Net changes in all other operational assets and liabilities	6.8	(88.0)	(10.4)	(7.6)	(99.2)

Cash provided by (used in) operating activities	5.9	421.3	(120.5)	4.8	311.5

Cash flows from investing activities:
Proceeds from sales and maturities of fixed maturities	—	100.0	1,792.2	—	1,892.2
Purchases of fixed maturities	—	(123.6)	(1,846.1)	—	(1,969.7)
Proceeds from sales of equity securities	—	38.1	250.5	—	288.6
Purchases of equity securities	—	(152.9)	(272.8)	—	(425.7)
Net decrease in short-term investments	—	13.5	12.1	—	25.6
Net change in Funds Withheld Asset	—	(290.6)	—	—	(290.6)
Purchase of real estate held for investment	—	(139.4)	—	—	(139.4)
Proceeds from sales of other assets	—	9.0	25.5	—	34.5
Purchases of other assets	—	(22.7)	(20.1)	—	(42.8)
Issuance of note receivable	(150.0)	(150.0)	—	300.0	—
Holdings in Affiliate	(822.9)	—	—	822.9	—

Net cash (used in) provided by investing activities	(972.9)	(718.6)	(58.7)	1,122.9	(627.3)

Cash flows from financing activities:
Issuance of note payable	150.0	—	150.0	(300.0)	—
Capital Contribution	—	822.9	—	(822.9)	—
Net transfers from Zurich Financial Services	834.1	9.5	17.6	—	861.2
Payable to Zurich Financial Services	—	(233.4)	—	—	(233.4)

Net cash provided by (used in) financing activities	984.1	599.0	167.6	(1,122.9)	627.8

Effect of exchange rate changes on cash and cash equivalents	—	(42.0)	33.4	(4.8)	(13.4)

Change in cash and cash equivalents	17.1	259.7	21.8	—	298.6
Cash and cash equivalents as of January 1	—	81.0	40.9	—	121.9

Cash and cash equivalents as of December 31	$17.1	$340.7	$62.7	$—	$420.5

CONVERIUM GROUP

NOTES TO THE CONSOLIDATED AND

HISTORICAL COMBINED FINANCIAL STATEMENTS — (Continued)

Converium Group

Consolidating Statements of Income

		Non-
	Converium	Guarantor	Consolidating
Year Ended December 31, 2000	AG	Entities	Adjustments	Consolidated

	(US$ million)
Revenues:
Gross premiums written	$1,104.5	$1,566.4	$(105.1)	$2,565.8
Less ceded premiums written	(218.5)	(358.6)	7.3	(569.8)

Net premiums written	886.0	1,207.8	(97.8)	1,996.0
Net change in unearned premiums	(123.3)	(4.5)	(6.7)	(134.5)

Net premiums earned	762.7	1,203.3	(104.5)	1,861.5
Net investment income	50.0	135.1	(9.0)	176.1
Net realized capital gains	0.2	83.4	—	83.6
Other income (loss)	11.9	181.6	(164.2)	29.3

Total revenues	824.8	1,603.4	(277.7)	2,150.5

Benefits, losses and expenses:
Losses and loss adjustment expenses and life benefits	(681.8)	(1,184.1)	261.4	(1,604.5)
Underwriting acquisition costs	(155.7)	(315.0)	16.3	(454.4)
Other operating and administration expenses	(43.3)	(72.7)	—	(116.0)
Interest expense and amortization of goodwill	(3.0)	(21.4)	—	(24.4)

Total benefits, losses and expenses	(883.8)	(1,593.2)	277.7	(2,199.3)

Loss before taxes	(59.0)	10.2	—	(48.8)
Income tax (expense) benefit	(5.3)	24.8	—	19.5

Net (loss) income	$(64.3)	$35.0	$—	$(29.3)

CONVERIUM GROUP

NOTES TO THE CONSOLIDATED AND

HISTORICAL COMBINED FINANCIAL STATEMENTS — (Continued)

Converium Group

Consolidating Balance Sheets

		Non-
	Converium	Guarantor	Consolidating
December 31, 2000	AG	Entities	Adjustments	Consolidated

	(US$ million)
Assets:
Invested assets:
Available-for-sale securities
Fixed maturities	$41.8	$2,194.4	$—	$2,236.2
Equity securities	61.3	549.7	—	611.0
Short-term and other investments	19.8	147.5	—	167.3

Total investments	122.9	2,891.6	—	3,014.5
Funds Withheld Asset	1,335.2	—	—	1,335.2

Total invested assets	1,458.1	2,891.6	—	4,349.7

Other assets:
Cash and cash equivalents	81.0	40.9	—	121.9
Premiums receivable	634.7	323.6	(21.0)	937.3
Reinsurance assets	582.2	2,312.7	(578.6)	2,316.3
Deferred policy acquisition costs	68.1	116.5	—	184.6
Deferred income taxes	—	165.2	—	165.2
Other assets	88.7	157.6	—	246.3

Total assets	$2,912.8	$6,008.1	$(599.6)	$8,321.3

Liabilities and equity:
Liabilities:
Losses and loss adjustment expenses, gross	$1,783.7	$3,116.3	$(354.0)	$4,546.0
Unearned premiums, gross	355.4	417.8	1.2	774.4
Future life benefits, gross	(5.1)	167.1	—	162.0
Other reinsurance liabilities	134.7	356.7	0.4	491.8
Funds held under reinsurance contracts	148.5	521.4	(157.5)	512.4
Deferred income taxes	17.7	157.5	—	175.2
Accrued expenses and other liabilities	98.7	131.8	(89.7)	140.8
Notes payable	233.4	—	—	233.4
Debt	—	196.9	—	196.9

Total liabilities	2,767.0	5,065.5	(599.6)	7,232.9

Equity:
Total accumulated other comprehensive income (loss)	85.7	(26.4)	—	59.3
Net investment by Zurich Financial Services	60.1	969.0	—	1,029.1

Total equity	145.8	942.6	—	1,088.4

Total liabilities and equity	$2,912.8	$6,008.1	$(599.6)	$8,321.3

CONVERIUM GROUP

NOTES TO THE CONSOLIDATED AND

HISTORICAL COMBINED FINANCIAL STATEMENTS — (Continued)

Converium Group

Consolidating Statements of Cash Flows

		Non-
	Converium	Guarantor	Consolidating
Year Ended December 31, 2000	AG	Entities	Adjustments	Consolidated

	(US$ million)
Cash flows from operating activities:
Net (loss) income	$(64.3)	$35.0	$—	$(29.3)
Adjustments for:
Net realized capital (gains) losses on investments	(0.2)	(83.5)	—	(83.7)
Amortization of premium discount	0.7	1.2	—	1.9
Depreciation and amortization	(5.4)	26.5	—	21.1
Changes in operational assets and liabilities:
Deferred policy acquisition costs	(16.4)	0.4	—	(16.0)
Reinsurance assets	(398.3)	(822.3)	408.7	(811.9)
Premiums receivable	(253.5)	3.5	(97.0)	(347.0)
Unearned premiums, gross	126.0	10.4	8.3	144.7
Losses and loss adjustment expenses, gross	433.1	758.5	(236.9)	954.7
Future life benefits, gross	(16.0)	(15.7)	—	(31.7)
Funds held under reinsurance contracts	130.8	168.9	(110.5)	189.2
Other reinsurance liabilities	(29.3)	166.9	(2.4)	135.2
Net deferred income taxes	—	—	—	—
Net changes in all other operational assets and liabilities	(11.0)	(179.2)	29.8	(160.4)

Cash (used in) provided by operating activities	(103.8)	70.6	—	(33.2)

Cash flows from investing activities:
Proceeds from sales and maturities of fixed maturities	21.4	619.3	—	640.7
Purchases of fixed maturities	(30.7)	(683.8)	—	(714.5)
Proceeds from sales of equity securities	22.6	381.4	—	404.0
Purchases of equity securities	(62.7)	(417.0)	—	(479.7)
Net increase in short-term investments	(17.9)	(13.4)	—	(31.3)
Net change in Zurich Financing Agreement	58.3	3.7	—	62.0
Proceeds from sales of other assets	—	28.5	—	28.5
Purchase of other assets	(21.8)	(18.6)	—	(40.4)

Net cash used in investing activities	(30.8)	(99.9)	—	(130.7)

Cash flows from financing activities:
Payable to Zurich Financial Services	233.4	—	—	233.4

Net cash provided by financing activities	233.4	—	—	233.4

Effect of exchange rate changes on cash and cash equivalents	(42.8)	27.1	—	(15.7)

Change in cash and cash equivalents	56.0	(2.2)	—	53.8
Cash and cash equivalents as of January 1	25.1	43.0	—	68.1

Cash and cash equivalents as of December 31	$81.1	$40.8	$—	$121.9

CONVERIUM GROUP

NOTES TO THE CONSOLIDATED AND

HISTORICAL COMBINED FINANCIAL STATEMENTS — (Continued)

Converium Group

Consolidating Statements of Income

		Non-
	Converium	Guarantor	Consolidating
Year Ended December 31, 1999	AG	Entities	Adjustments	Consolidated

	(US$ million)
Revenues:
Gross premiums written	$639.2	$1,305.4	$(15.9)	$1,928.7
Less ceded premiums written	(56.7)	(317.7)	15.9	(358.5)

Net premiums written	582.5	987.7	—	1,570.2
Net change in unearned premiums	(98.9)	(69.8)	—	(168.7)

Net premiums earned	483.6	917.9	—	1,401.5
Net investment income	77.3	136.7	—	214.0
Net realized capital gains	—	76.3	—	76.3
Other (loss) income	(8.1)	14.0	—	22.1

Total revenues	569.0	1,144.9	—	1,713.9

Benefits, losses and expenses:
Losses and loss adjustment expenses and life benefits	(430.7)	(708.0)	—	(1,138.7)
Underwriting acquisition costs	(104.7)	(235.6)	—	(340.3)
Other operating and administration expenses	(35.2)	(77.6)	—	(112.8)
Interest expense and amortization of goodwill	(2.3)	(21.4)	—	(23.7)

Total benefits, losses and expenses	(572.9)	(1,042.6)	—	(1,615.5)

(Loss) income before taxes	(3.9)	102.3	—	98.4
Income tax benefit	(3.6)	(37.0)	—	(40.6)

Net (loss) income	$(7.5)	$65.3	$—	$57.8

CONVERIUM GROUP

NOTES TO THE CONSOLIDATED AND

HISTORICAL COMBINED FINANCIAL STATEMENTS — (Continued)

Converium Group

Consolidating Statements of Cash Flows

		Non-
	Converium	Guarantor	Consolidating
Year Ended December 31, 1999	AG	Entities	Adjustments	Consolidated

	(US$ million)
Cash flows from operating activities:
Net (loss) income	$(7.5)	$65.3	$—	$57.8
Adjustments for:
Net realized capital losses on investments	—	(76.3)	—	(76.3)
Amortization of premium discount	—	2.7	—	2.7
Depreciation and amortization	3.8	15.9	—	19.7
Changes in operational assets and liabilities:
Deferred policy acquisition costs	(18.6)	(31.7)	—	(50.3)
Reinsurance assets	(38.8)	(432.6)	66.8	(404.6)
Premiums receivable	(78.4)	(109.4)	117.6	(70.2)
Unearned premiums, gross	90.0	96.7	(7.1)	179.6
Losses and loss adjustment expenses, gross	327.0	386.8	(74.5)	639.3
Future life benefits, gross	(10.1)	(106.6)	—	(116.7)
Funds held under reinsurance contracts	5.1	24.7	(12.4)	17.4
Other reinsurance liabilities	(94.9)	95.5	2.8	3.4
Net changes in all other operational assets and liabilities	52.1	83.4	(93.4)	42.1

Cash provided by (used in) operating activities	229.7	14.4	(0.2)	243.9

Cash flows from investing activities:
Proceeds from sales and maturities of fixed maturities	0.4	2,653.8	—	2,654.2
Purchases of fixed maturities	(32.3)	(2,917.6)	—	(2,949.9)
Proceeds from sales of equity securities	—	658.2	—	658.2
Purchases of equity securities	(17.2)	(607.7)	—	(624.9)
Net decrease in short-term investments	8.5	22.8	—	31.3
Net change in Zurich Financing Agreement	(344.0)	—	—	(344.0)
Proceeds from sales of other assets	1.2	46.8	—	48.0
Purchase of other assets	(5.9)	(22.3)	—	(28.2)

Net cash used in investing activities	(389.3)	(166.0)	—	(555.3)

Cash flows from financing activities:
Net transfers to Zurich Financial Services	(1.6)	(17.1)	—	(18.7)

Net cash used in financing activities	(1.6)	(17.1)	—	(18.7)

Effect of exchange rate changes on cash and cash equivalents	178.0	(65.9)	—	112.1

Change in cash and cash equivalents	16.8	(234.6)	(0.2)	(218.0)
Cash and cash equivalents as of January 1.	5.9	280.2	—	286.1

Cash and cash equivalents as of December 31	$22.7	$45.6	$(0.2)	$68.1

CONVERIUM GROUP

NOTES TO THE CONSOLIDATED AND

HISTORICAL COMBINED FINANCIAL STATEMENTS — (Continued)

23. Subsequent events (unaudited)

      Certain claims are being asserted against Converium Reinsurance (North America) Inc. (“CRNA”) and Converium Insurance (North America) Inc. (“CINA”), along with Centre Insurance Company (“CIC”) and certain of its affiliates by various insurance companies in liquidation in the State of California (“Liquidating Companies”), which companies previously were subsidiaries of the Superior National Insurance Group (“SNIG”). As of December 31, 2001, there was no formal litigation pending between the Liquidating Companies and CRNA and CINA. The principal claims which had been asserted against CIC, rather than against CRNA and CINA, consisted of oral statements to the effect that certain transfers, including a transfer to CIC in December 1999 of certain assets in the amounts of US$ 163.4 million and US$ 22.3 million, constituted voidable preferences and fraudulent conveyances. In addition, as of December 31, 2001, a tolling agreement was in place between, among others, CRNA and CINA, on the one hand, and the Insurance Commissioner of the State of California, on his own behalf and as Liquidator of the Liquidating Companies (the “Commissioner”), on the other hand, with regard to the referenced claims. That tolling agreement expired on January 16, 2002.

      On January 16, 2002, the Commissioner filed a complaint against CIC and affiliates, as well as CRNA and CINA on behalf of the Liquidating Companies, in a proceeding in the Superior Court of the State of California, County of Los Angeles. The complaint alleges several counts, including voidable preferences and fraudulent transfers, seeking the recovery of transfers totaling $202.9 million, damages for breach of contract in the amount of $59.8 million, additional damages in an amount to be proved at trial, and punitive damages. The overwhelming bulk of the damages sought appear to arise out of CIC transactions, not CRNA or CINA transactions. CRNA and CINA moved to dismiss the complaint on April 15, 2002, and intend to defend this litigation vigorously and to assert various setoffs. As part of the Formation Transactions, Zurich Financial Services has agreed to indemnify Converium for liabilities arising out of or related to the assets not assumed by or transferred to Converium in the separation from Zurich Financial Services. Based on the limited information available to date, Converium Group is unable to predict CRNA’s and CINA’s chances of prevailing in this action.

Unicover litigation

      The Seattle, Washington litigation and the New York Supreme Court litigation among CRNA, the members of the Unicover Occupational Accident Reinsurance Pool (the “Pool”), Guy Carpenter & Company Inc. (“Guy Carpenter”) and Cragwood Managers, LLC have been settled. Pursuant to the settlement, CRNA has received and will receive reinsurance and indemnity payments from the Pool and Guy Carpenter in respect of 81% of the retrocessional obligations which CRNA contended were assumed by the Pool (with interest in the case of prior ceded losses) in respect of CRNA’s reinsurance of Amerisafe Insurance Group (“Amerisafe”). On the basis of this settlement and the aggregate excess of loss protection from Zurich Insurance Company (see Notes 9 and 15), CRNA believes that it is fully protected through reinsurance agreements for all potential liability in respect of cessions assumed by CRNA from Amerisafe.

      The March 2001 litigation initiated by Amerisafe against CRNA, Guy Carpenter and Zurich Financial Services Group (“ZFS”) in the United States District Court for the Western District of Louisiana is scheduled for trial in August, 2003. ZFS has been dismissed from the suit, and documentary discovery is proceeding. Amerisafe contends that CRNA acted in bad faith in making certain loss payments pursuant to a reservation of rights and in initiating an arbitration and naming Amerisafe as a party in the Seattle, Washington litigation referred to above. Amerisafe seeks damages in an unstated amount. CRNA has moved for dismissal/summary judgment on the merits, which motion is undetermined at this time. CRNA has counterclaimed against Amerisafe seeking damages and/or avoidance of future losses on the basis that Amerisafe failed to adhere to underwriting guidelines. Based on the limited amount

CONVERIUM GROUP

NOTES TO THE CONSOLIDATED AND

HISTORICAL COMBINED FINANCIAL STATEMENTS — (Continued)

of information available to date, we are unable to predict CRNA’s chances of prevailing in this action. As part of the settlement of the Seattle, Washington action, the members of the Pool agreed to indemnify CRNA for 62% of up to US$ 5 million in legal expenses incurred in connection with this litigation; this indemnity does not apply to any amounts which may be paid to Amerisafe pursuant to a judgment or settlement.

CONVERIUM GROUP

CONSOLIDATED INTERIM STATEMENTS OF INCOME (UNAUDITED)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,

	2002	2001	2002	2001

	(US$ million, except per share information)
Revenues:
Gross premiums written	$745.0	$804.4	$2,518.7	$2,230.0
Less ceded premiums written	(47.7)	(160.5)	(129.9)	(318.5)

Net premiums written	697.3	643.9	2,388.8	1,911.5
Net change in unearned premiums	57.5	11.8	(116.9)	(202.8)

Net premiums earned	754.8	655.7	2,271.9	1,708.7
Net investment income	58.9	55.6	191.9	170.0
Net realized capital gains (losses)	29.9	1.2	(31.4)	(23.7)
Other loss	(23.5)	(0.2)	(19.9)	(5.2)

Total revenues	820.1	712.3	2,412.5	1,849.8

Benefits, losses and expenses:
Losses and loss adjustment expenses	(648.9)	(827.8)	(1,688.6)	(1,668.6)
Life benefits and policyholder dividends	(29.6)	(52.5)	(100.4)	(121.7)
Underwriting acquisition costs	(131.3)	(137.0)	(478.7)	(334.1)
Other operating and administration expenses	(48.2)	(34.2)	(132.3)	(103.3)
Interest expense	(3.4)	(4.3)	(11.4)	(16.6)
Amortization of goodwill	—	(2.0)	—	(6.2)
Restructuring costs	—	(13.9)	—	(15.9)

Total benefits, losses and expenses	(861.4)	(1,071.7)	(2,411.4)	(2,266.4)

(Loss) income before taxes	(41.3)	(359.4)	1.1	(416.6)
Income tax benefit	35.7	60.0	24.9	56.7

Net (loss) income	$(5.6)	$(299.4)	$26.0	$(359.9)

Basic (loss) earnings per share	$(0.14)	$(7.49)	$0.65	$(9.00)

Diluted (loss) earnings per share	$(0.14)	$(7.49)	$0.64	$(9.00)

The notes to the interim financial statements are an integral part of these financial statements.

CONVERIUM GROUP

CONSOLIDATED INTERIM BALANCE SHEETS

	September 30,	December 31,
	2002	2001

	(unaudited)

	(US$ million, except share
	information)
Assets:
Invested assets:
Available-for-sale securities:
Fixed maturities	$1,812.6	$2,331.4
Equity securities	733.3	701.4
Other investments	176.9	195.1
Short-term investments	89.4	89.5

Total investments	2,812.2	3,317.4
Funds Withheld Asset	1,632.4	1,598.5

Total invested assets	4,444.6	4,915.9

Other assets:
Cash and cash equivalents	1,021.4	420.5
Premiums receivable	1,613.8	1,015.1
Reinsurance assets:
Underwriting reserves	1,588.0	1,668.1
Insurance balances receivable, net	152.2	400.2
Funds held by reinsureds	626.8	523.4
Deferred policy acquisition costs	227.5	217.9
Deferred income taxes	337.2	300.4
Receivable for securities sold	566.0	0.8
Other assets	265.3	244.2

Total assets	$10,842.8	$9,706.5

Liabilities and equity:
Liabilities:
Losses and loss adjustment expenses, gross	$6,479.4	$5,710.5
Unearned premiums, gross	1,125.1	968.7
Future life benefits, gross	321.6	252.0
Other reinsurance liabilities	331.6	315.9
Funds held under reinsurance contracts	458.2	430.8
Deferred income taxes	90.1	106.5
Accrued expenses and other liabilities	180.3	154.3
Debt	197.0	197.0

Total liabilities	9,183.3	8,135.7

Equity:
Common stock CHF 10 nominal value, 40,006,217 and 40,000,000 shares issued, respectively (39,777,000 and 40,000,000 shares outstanding, respectively)	253.0	253.0
Additional paid-in capital	1,341.1	1,336.5
Treasury stock	(10.3)	—
Unearned stock compensation	(12.5)	(27.1)
Accumulated other comprehensive income (loss):
Net unrealized (losses) gains on investments, net of taxes	(50.6)	30.3
Cumulative translation adjustments	112.8	(21.9)

Total accumulated other comprehensive income	62.2	8.4
Retained earnings	26.0	—

Total equity	1,659.5	1,570.8

Total liabilities and equity	$10,842.8	$9,706.5

The notes to the interim financial statements are an integral part of these financial statements.

CONVERIUM GROUP

CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS (UNAUDITED)

	Nine Months Ended
	September 30,

	2002	2001

	(US$ million)
Cash flows from operating activities:
Net income (loss)	$26.0	$(359.9)
Adjustments for:
Net realized capital losses on investments	31.4	23.7
Amortization of premium discount	9.0	2.9
Depreciation and amortization	30.9	17.8
Premium for September 11 coverage	—	28.5
Changes in operational assets and liabilities:
Deferred policy acquisition costs	(9.6)	(27.1)
Reinsurance assets	338.2	(502.9)
Premiums receivable	(545.1)	(82.6)
Unearned premiums, gross	126.3	165.9
Losses and loss adjustment expenses, gross	558.4	953.8
Future life benefits, gross	59.5	(27.5)
Funds held under reinsurance contracts	7.9	79.0
Other reinsurance liabilities	0.4	102.6
Net deferred income taxes	(51.3)	(70.0)
Net changes in all other operational assets and liabilities	30.3	92.5

Cash provided by operating activities	612.3	396.7

Cash flows from investing activities:
Proceeds from sales and maturities of fixed maturities	2,045.5	1,371.1
Purchases of fixed maturities	(1,878.9)	(1,312.0)
Proceeds from sales of equity securities	375.5	225.3
Purchases of equity securities	(582.0)	(242.1)
Net decrease in short-term investments	0.1	(82.7)
Net change in Funds Withheld Asset/ Zurich Financing Agreement	36.3	(133.3)
Proceeds from sales of other assets	24.5	18.1
Purchases of other assets	(41.5)	(28.3)

Net cash used in investing activities	(20.5)	(183.9)

Cash flows from financing activities:
Net transfers from Zurich Financial Services	—	50.6
Payable to Zurich Financial Services	—	(233.4)
Purchases of common shares	(10.3)	—
Proceeds from issuance of common shares	0.2	—

Net cash used in financing activities	(10.1)	(182.8)

Effect of exchange rate changes on cash and cash equivalents	19.2	(14.2)

Change in cash and cash equivalents	600.9	15.8
Cash and cash equivalents as of January 1	420.5	121.9

Cash and cash equivalents as of September 30	$1,021.4	$137.7

The notes to the interim financial statements are an integral part of these financial statements.

CONVERIUM GROUP

CONSOLIDATED INTERIM STATEMENT OF CHANGES IN EQUITY (UNAUDITED)

					Accumulated
					other
		Additional		Unearned	comprehensive
	Common	paid-in	Treasury	stock	income	Retained	Total
	stock	capital	stock	compensation	(loss)	earnings	equity

	(US$ million)
Balance, January 1, 2002	$253.0	$1,336.5	$—	$(27.1)	$8.4	$—	$1,570.8

Net income	—	—	—	—	—	26.0	26.0
Purchases of common shares	—	—	(10.3)	—	—	—	(10.3)
Issuance of common shares	—	0.2	—	—	—	—	0.2
Change in net unrealized gains (losses) on investments, net of taxes	—	—	—	—	(80.9)	—	(80.9)
Translation adjustments	—	—	—	—	134.7	—	134.7

Total comprehensive income	—	—	—	—	53.8	—	53.8
Issuance of stock compensation	—	1.5	—	(1.5)	—	—	—
Amortization of stock compensation	—	2.9	—	16.1	—	—	19.0

Balance, September 30, 2002	$253.0	$1,341.1	$(10.3)	$(12.5)	$62.2	$26.0	$1,659.5

The notes to the interim financial statements are an integral part of these financial statements.

CONVERIUM GROUP

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

SCHEDULE OF SEGMENT DATA

Three Months Ended September 30, (Unaudited)

	Converium (Non-Life)

	Zurich		North America		Cologne		Converium Life		Eliminations		Total

	2002	2001	2002	2001	2002	2001	2002	2001	2002	2001	2002	2001

	(US$ millions)
Gross premiums written	$385.6	$411.1	$293.2	$288.8	$35.7	$63.1	$34.0	$67.6	$(3.5)	$(26.2)	$745.0	$804.4
Less ceded premiums written	(29.8)	(86.5)	(13.7)	(56.4)	2.3	(30.8)	(10.0)	(13.0)	3.5	26.2	(47.7)	(160.5)

Net premiums written	355.8	324.6	279.5	232.4	38.0	32.3	24.0	54.6	—	—	697.3	643.9
Net change in unearned premiums	14.6	(14.7)	(0.2)	9.2	38.5	33.4	4.6	(16.1)	—	—	57.5	11.8

Net premiums earned	370.4	309.9	279.3	241.6	76.5	65.7	28.6	38.5	—	—	754.8	655.7
Net investment income	30.2	21.5	25.3	28.5	6.7	5.2	1.2	0.4	(4.5)	—	58.9	55.6
Net realized capital (losses) gains	(16.4)	0.5	55.3	4.9	(9.8)	(5.5)	0.8	1.3	—	—	29.9	1.2
Other (loss) income	(10.1)	0.1	(4.6)	(8.6)	(10.0)	(1.7)	—	10.0	1.2	—	(23.5)	(0.2)

Total revenues	374.1	332.0	355.3	266.4	63.4	63.7	30.6	50.2	(3.3)	—	820.1	712.3

Losses and loss adjustment expenses	(276.9)	(496.8)	(261.0)	(235.2)	(111.0)	(95.8)	—	—	—	—	(648.9)	(827.8)
Life benefits and policyholder dividends	—	—	—	—	—	—	(29.6)	(52.5)	—	—	(29.6)	(52.5)
Underwriting acquisition costs	(37.4)	(62.2)	(67.6)	(70.4)	(16.1)	(8.5)	(10.2)	4.1	—	—	(131.3)	(137.0)
Other operating and administration expenses	(24.0)	(11.0)	(18.3)	(18.2)	(2.4)	(3.7)	(3.5)	(1.3)	—	—	(48.2)	(34.2)

Benefits, losses and expenses	(338.3)	(570.0)	(346.9)	(323.8)	(129.5)	(108.0)	(43.3)	(49.7)	—	—	(858.0)	(1,051.5)
Segment income (loss)	35.8	(238.0)	8.4	(57.4)	(66.1)	(44.3)	(12.7)	0.5	(3.3)	—	(37.9)	(339.2)
Interest expense											(3.4)	(4.3)
Amortization of goodwill											—	(2.0)
Restructuring costs											—	(13.9)

(Loss) Income before taxes											(41.3)	(359.4)

Ratios:
Loss ratio	74.8%	160.3%	93.4%	97.4%	145.1%	145.8%
Underwriting expense ratio	10.1%	20.1%	24.2%	29.1%	21.0%	12.9%	35.7%	(10.6)%
Administration expense ratio	6.7%	3.4%	6.5%	7.8%	6.3%	11.5%	14.6%	2.4%
Combined ratio	91.6%	183.8%	124.1%	134.3%	172.4%	170.2%

CONVERIUM GROUP

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)

SCHEDULE OF SEGMENT DATA

Nine Months Ended September 30,

	Converium (Non-Life)

	Zurich		North America		Cologne		Converium Life		Eliminations		Total

	2002	2001	2002	2001	2002	2001	2002	2001	2002	2001	2002	2001

	(US$ million)
Gross premiums written	$1,190.6	$1,015.0	$935.7	$828.8	$262.3	$280.4	$135.1	$155.8	$(5.0)	$(50.0)	$2,518.7	$2,230.0
Less ceded premiums written	(85.5)	(164.8)	(23.2)	(146.5)	(9.7)	(37.2)	(16.5)	(20.0)	5.0	50.0)	(129.9)	(318.5)

Net premiums written	1,105.1	850.2	912.5	682.3	252.6	243.2	118.6	135.8	—	—	2,388.8	1,911.5
Net change in unearned premiums	(31.7)	(109.1)	(42.3)	(46.0)	(37.8)	(16.3)	(5.1)	(31.4)	—	—	(116.9)	(202.8)

Net premiums earned	1,073.4	741.1	870.2	636.3	214.8	226.9	113.5	104.4	—	—	2,271.9	1,708.7
Net investment income	93.7	59.6	83.9	89.5	23.1	19.6	3.7	1.6	(12.5)	(0.3)	191.9	170.0
Net realized capital (losses) gains	(15.7)	1.2	5.9	(15.7)	(22.6)	(9.9)	1.0	0.7	—	—	(31.4)	(23.7)
Other (loss) income	(18.3)	3.1	5.1	(21.0)	(13.0)	(0.4)	4.4	13.8	1.9	(0.7)	(19.9)	(5.2)

Total revenues	1,133.1	805.0	965.1	689.1	202.3	236.2	122.6	120.5	(10.6)	(1.0)	2,412.5	1,849.8

Losses and loss adjustment expenses	(763.4)	(839.3)	(706.4)	(600.0)	(218.8)	(229.8)	—	—	—	0.5	(1,688.6)	(1,668.6)
Life benefits and policyholder dividends	—	—	—	—	—	—	(100.4)	(121.7)	—	—	(100.4)	(121.7)
Underwriting acquisition costs	(198.0)	(125.5)	(213.1)	(173.9)	(44.7)	(41.9)	(22.9)	7.2	—	—	(478.7)	(334.1)
Other operating and administration expenses	(61.4)	(35.0)	(55.5)	(53.6)	(8.3)	(11.9)	(7.1)	(3.3)	—	0.5	(132.3)	(103.3)

Benefits, losses and expenses	(1,022.8)	(999.8)	(975.0)	(827.5)	(271.8)	(283.6)	(130.4)	(117.8)	—	1.0	(2,400.0)	(2,227.7)

Segment income (loss)	110.3	(194.8)	(9.9)	(138.4)	(69.5)	(47.4)	(7.8)	2.7	(10.6)	—	12.5	(377.9)
Interest expense											(11.4)	(16.6)
Amortization of goodwill											—	(6.2)
Restructuring costs											—	(15.9)

Income (loss) before taxes											1.1	(416.6)

At September 30, 2002
Total invested assets	2,875.9		957.0		665.4		96.3		(150.0)		4,444.6

Total segment assets after consolidation of investments in affiliates	5,614.0		4,596.5		1,061.6		471.9		(901.2)		10,842.8

Ratios:
Loss ratio	71.1%	113.3%	81.2%	94.3%	101.9%	101.3%
Underwriting expense ratio	18.4%	16.9%	24.5%	27.3%	20.8%	18.5%	20.2%	(6.9)%
Administration expense ratio	5.6%	4.1%	6.1%	7.9%	3.3%	4.9%	6.0%	2.4%
Combined ratio	95.1%	134.3%	111.8%	129.5%	126.0%	124.7%

CONVERIUM GROUP

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED) — (Continued)

1. Basis of preparation

      The interim financial statements for Converium Group (“Converium”) have been prepared on the basis of United States generally accepted accounting principles for interim financial information. Accordingly, such financial statements do not include all the information and footnotes required by generally accepted accounting principles for complete financial statements. In the opinion of management, all adjustments (consisting solely of normal recurring accruals) considered necessary for a fair presentation have been included. The results of operations for the interim period are not necessarily indicative of the results that may be expected for the year ended December 31, 2002, as interim results may be affected by several factors including, but not limited to, changes in the economic environment and catastrophic losses. These interim financial statements should be read in conjunction with the audited financial statements of Converium Group for the year ended December 31, 2001. Certain reclassifications have been made to prior year amounts to conform with the current year’s presentation.

2. New accounting pronouncements

     SFAS 142, “Goodwill and Other Intangible Assets”

      In June 2001, the FASB issued SFAS No. 142, “Goodwill and Other Intangible Assets.” This standard prohibits the amortization of goodwill and intangible assets that have indefinite useful lives, and requires impairment testing of goodwill annually or if any event occurs which would indicate an impairment of goodwill. It also prescribes that goodwill should be tested for impairment under a fair value method different than that previously required under SFAS No. 121, “Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of.”

      Converium adopted SFAS No. 142 on January 1, 2002. Except for the reduction of amortization of goodwill, adoption of SFAS No. 142 did not impact our financial condition or results of operations. Amortization of goodwill was US$ 6.2 million for the nine months ended September 30, 2001.

      Upon initial application of SFAS No. 142, Converium ceased amortizing goodwill on January 1, 2002. Accordingly, the following information presents adjusted net loss and loss per share for the nine months ended September 30, 2001 using the policy to be adopted from January 1, 2002.

	Three Months Ended	Nine Months Ended
	September 30, 2001	September 30, 2001

	(US$ million, except per share information)
Reported net loss	$(299.4)	$(359.9)
Amortization of goodwill	2.0	6.2

Adjusted net loss	$(297.4)	$(353.7)

Basic and diluted loss per share:
Reported net loss	$(7.49)	$(9.00)
Amortization of goodwill	0.05	0.16

Adjusted net loss	$(7.44)	$(8.84)

      SFAS No. 142 requires that goodwill be tested annually for impairment using a two-step process. The first step is to identify a potential impairment and, in transition, this step must be measured as of the beginning of the fiscal year. Converium has completed that first step of the goodwill impairment test during the first quarter of 2002. The second step of the goodwill impairment test measures the amount of the impairment loss (measured as of the beginning of the year of adoption), if any, and must be completed by the end of the fiscal year. Intangible assets deemed to have an indefinite life will be tested

CONVERIUM GROUP

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED) — (Continued)

for impairment using a one-step process which compares the fair value to the carrying amount of the asset as of the beginning of the fiscal year, and pursuant to the requirements of SFAS No. 142, was completed during the first quarter of 2002. There were no impairment losses resulting from the transitional impairment tests.

     SFAS 143, “Accounting for Asset Retirement Obligations”

      In June 2001, the FASB issued SFAS No. 143, “Accounting for Asset Retirement Obligations,” which requires that obligations associated with the retirement of a tangible long-lived asset be recorded as a liability when those obligations are incurred, with the amount of the liability initially measured at fair value. This standard is effective for fiscal years beginning after June 15, 2002. This standard will not have a material impact on the financial condition or results of operations of Converium Group.

     SFAS 144, “Accounting for the Impairment or Disposal of Long-Lived Assets”

      In August 2001, the FASB issued SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets,” which supersedes both SFAS No. 121, “Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of” and the accounting and reporting provisions of APB Opinion No. 30, “Reporting the Results of Operations — Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions,” for the disposal of a segment of a business (as previously defined in APB Opinion No. 30). SFAS No. 144 retains the fundamental provisions in SFAS No. 121 for recognizing and measuring impairment losses on long-lived assets held for use and long-lived assets to be disposed of by sale, while also resolving significant implementation issues associated with SFAS No. 121.

      Converium adopted SFAS No. 144 on January 1, 2002. The adoption of SFAS No. 144 did not have a material impact on our financial condition or results of operations because the impairment assessment under SFAS No. 144 is largely unchanged from SFAS No. 121.

     SFAS 146, “Accounting for Costs Associated with Exit or Disposal Activities”

      In June 2002, the FASB issued SFAS No. 146, “Accounting for Costs Associated with Exit or Disposal Activities”, which addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies Emerging Issues Task Force (EITF) Issue No. 94-3, “Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring).” This standard is effective for exit or disposal activities that are initiated after December 31, 2002 and will not have a material impact on the financial condition or results of operations of Converium Group.

3. Foreign currency translation and transactions

      Table 3.1 summarizes the principal exchange rates which have been used for translation purposes (US$  per foreign currency unit). Converium had realized currency loss of US$ 17.7 million and

CONVERIUM GROUP

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED) — (Continued)

US$ 19.9 million for the three and nine months ended September 30, 2002, respectively. Net gains (losses) on foreign currency transactions were immaterial in 2001.

			Statements of income and
	Balance Sheets		cash flows

	September 30,	December 31,	September 30,	September 30,
Exchange rates	2002	2001	2002	2001

British pound	1.5610	1.4529	1.4794	1.4399
Euro	0.9812	0.8897	0.9264	0.8956
100 Japanese yen	0.8156	0.7596	0.7939	0.8287
Swiss franc	0.6702	0.6015	0.6315	0.5881

4. Investments

      Converium Group had net realized capital gains for the three months ended September 30, 2002 of US$ 29.9 million. These net realized capital gains were primarily due to the restructuring of the Converium North America fixed income portfolio, resulting in gains of US$ 52.9 million. This restructuring was implemented in connection with Converium’s new investment policy. These gains were offset by impairment charges and realized capital losses on equity securities following the continued deterioration in global capital markets.

      Converium had net realized capital losses for the nine months ended September 30, 2002 of US$ 31.4 million. Included in the 2002 realized amounts were gains on the restructuring of Converium North America’s fixed income portfolio of US$ 52.9 million, offset by losses on the restructuring of Converium North America’s equity portfolio of US$ 32.7 million, and losses realized on the sale of WorldCom fixed income investments of US$ 15.8 million.

      Converium Group recorded US$ 30.7 million and US$ 71.3 million of impairment charges for the nine months ended September 30, 2002 and 2001, respectively, on our equity portfolio, reflecting continued deterioration in global stock markets. Converium’s impairment policy requires us to record, as realized capital losses, declines in value that exceed 20% over a period of six months, or in excess of 50% regardless of the period of decline. At management’s judgment, we impair additional securities based on prevailing market conditions.

5. Losses and loss adjustment expenses

          Reserve development

      In the third quarter of 2002, Converium Group recorded US$ 59.6 million of net reserve development related to Converium North America and Converium Cologne. During the third quarter of 2002, Converium North America and Converium Cologne noted the continued emergence of increased loss experience related to prior years. As a result of actuarial work performed at Converium North America through the third quarter, management concluded that ultimate losses will most likely be higher in the range of possible outcomes than previously estimated. In the three months ended September 30, 2002, Converium North America increased loss and loss adjustment reserves approximately US$ 47.0 million, primarily related to accident years 1997-2000. Approximately US$ 17.0 million was recorded related to professional liability product lines (nursing homes) with the remainder primarily in the automobile excess, medical excess, umbrella and miscellaneous casualty lines.

      For the nine months ended September 30, 2002, Converium’s results were impacted as a result of the recognition of a US$ 84.0 million provision for net reserve development on prior years’ business, representing a movement of 2.0% of the net non-life reserves at December 31, 2001. For the nine months

CONVERIUM GROUP

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED) — (Continued)

ended September 30, 2002, Converium North America recorded reserve development of US$ 66.9 million, and Converium Cologne recorded an additional US$ 31.1 million in reserves related to prior years’ business. This was partially offset by positive reserve development of US$ 14.0 million in Converium Zurich. Converium North America continues to conduct pricing and loss reserving studies for many casualty lines of business, including those in which these increased loss trends were noted.

      During 2002, there was no additional development in net reserves for the September 11 terrorist attacks (as losses are capped at US$ 289.2 million by Zurich Financial Services — see below) or the Enron Chapter 11 reorganization. Our survival ration for asbestos and environmental reserves remains stable at 13.8 years at September 30, 2002, consistent with 13.8 years at December 31, 2001.

      Converium’s 2001 results were impacted as a result of the recognition of a US$ 130.5 million provision for net reserve development on prior years’ business. Converium North America recorded reserve development of US$ 143.5 million. This was offset by positive reserve development of US$ 13.0 million in Converium Zurich.

          European floods

      In August 2002, Germany, the Czech Republic, Austria and Italy experienced severe floods. Based on the information received from its clients and from other market sources, Converium recorded incurred losses of US$ 50.0 million in the third quarter of 2002. Converium has external reinsurance protection in excess of this amount. The loss estimate contains substantial IBNR estimates for contracts where no specific information has been received from clients. The losses stem primarily from reinsurance contracts written in Germany and the Czech Republic followed by Austria and Italy.

          September 11 terrorist attacks

      As of September 30, 2001, Converium Group recorded incurred losses and loss adjustment expenses related to September 11 terrorist attacks of US$ 628.0 million gross and US$ 289.2 million net of retrocessional reinsurance recoveries.

      Certain arrangements with Zurich Financial Services described below provide protection against potential adverse loss development on the September 11 terrorist attacks for Converium Ltd, Converium Rückversicherung (Deutschland) AG and Converium Reinsurance (North America) Inc. above the initial loss amounts recorded of US$ 289.2 million, net of retrocessional reinsurance recoveries. Ceded premiums in connection with these arrangements and other coverages from Zurich Financial Services were US$ 28.5 million in 2001.

      Converium Ltd’s exposure under the Quota Share Retrocession Agreement is limited for “Extraordinary Events.” The agreement limits Converium Ltd’s losses arising out of any “Extraordinary Event” to US$ 220.0 million and the parties have agreed that the September 11 terrorist attacks are an Extraordinary Event and that the US$ 220.0 million limit applies to losses arising out of the September 11 terrorist attacks. Because Zurich Insurance Company (“ZIC”) and Zurich Insurance Bermuda (“ZIB”), wholly owned subsidiaries of Zurich Financial Services, retain losses in excess of the limit, Zurich Financial Services will be responsible for non-payment, if any, by the retrocessionaires with regard to losses arising out of the September 11 terrorist attacks in excess of the US$ 220.0 million limit.

      ZIC will indemnify Converium Rückversicherung (Deutschland) AG for losses arising out of the September 11 terrorist attacks in excess of US$ 11.0 million, net of retrocessional reinsurance recoveries.

      Converium Reinsurance (North America) Inc. is covered under the ZIC 1997 Aggregate Excess of Loss Agreement for losses in excess of US$ 58.2 million. In addition, ZIC will indemnify Converium

CONVERIUM GROUP

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED) — (Continued)

Reinsurance (North America) Inc. against loss development in excess of the available limits under the ZIC 1997 Aggregate Excess of Loss Agreement.

6. Commitments and contingencies

          Superior National matters

      Certain claims are being asserted against Converium Reinsurance (North America) Inc. (“CRNA”) and Converium Insurance (North America) Inc. (“CINA”), along with Centre Insurance Company (“CIC”) and certain of its affiliates by various insurance companies in liquidation in the State of California (“Liquidating Companies”), which companies previously were subsidiaries of the Superior National Insurance Group (“SNIG”). As of December 31, 2001, there was no formal litigation pending between the Liquidating Companies and CRNA and CINA. The principal claims which had been asserted against CIC, rather than against CRNA and CINA, consisted of oral statements to the effect that certain transfers, including a transfer to CIC in December 1999 of certain assets in the amounts of US$ 163.4 million and US$ 22.3 million, constituted voidable preferences and fraudulent conveyances. In addition, as of December 31, 2001, a tolling agreement was in place between, among others, CRNA and CINA, on the one hand, and the Insurance Commissioner of the State of California, on his own behalf and as Liquidator of the Liquidating Companies (the “Commissioner”), on the other hand, with regard to the referenced claims. That tolling agreement expired on January 16, 2002.

      On January 16, 2002, the Commissioner filed a complaint against CIC and affiliates, as well as CRNA and CINA on behalf of the Liquidating Companies, in a proceeding in the Superior Court of the State of California, County of Los Angeles. The complaint alleges several counts, including voidable preferences and fraudulent transfers, seeking the recovery of transfers totaling US$ 202.9 million, damages for breach of contract in the amount of US$ 59.8 million, additional damages in an amount to be proved at trial, and punitive damages. The overwhelming bulk of the damages sought appear to arise out of CIC transactions, not CRNA or CINA transactions. CRNA and CINA moved to dismiss the complaint on April 15, 2002, and intend to defend this litigation vigorously and to assert various setoffs. As part of the Formation Transactions, Zurich Financial Services has agreed to indemnify Converium for liabilities arising out of or related to the assets not assumed by or transferred to Converium in the separation from Zurich Financial Services. Based on the limited information available to date, Converium Group is unable to predict CRNA’s and CINA’s chances of prevailing in this action.

          Unicover litigation

      The Seattle, Washington litigation and the New York Supreme Court litigation among CRNA, the members of the Unicover Occupational Accident Reinsurance Pool (the “Pool”), Guy Carpenter & Company Inc. (“Guy Carpenter”) and Cragwood Managers, LLC have been settled. Pursuant to the settlement, CRNA has received and will receive reinsurance and indemnity payments from the Pool and Guy Carpenter in respect of 81% of the retrocessional obligations which CRNA contended were assumed by the Pool (with interest in the case of prior ceded losses) in respect of CRNA’s reinsurance of Amerisafe Insurance Group (“Amerisafe”). On the basis of this settlement and the aggregate excess of loss protection from Zurich Insurance Company, CRNA believes that it is fully protected through reinsurance agreements for all potential liability in respect of cessions assumed by CRNA from Amerisafe.

      The March 2001 litigation initiated by Amerisafe against CRNA, Guy Carpenter and Zurich Financial Services Group (“ZFS”) in the United States District Court for the Western District of Louisiana is scheduled for trial in August, 2003. ZFS has been dismissed from the suit, and documentary discovery is proceeding. Amerisafe contends that CRNA acted in bad faith in making certain loss payments pursuant to a reservation of rights and in initiating an arbitration and naming Amerisafe as a

CONVERIUM GROUP

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED) — (Continued)

party in the Seattle, Washington litigation referred to above. Amerisafe seeks damages in an unstated amount. CRNA has moved for dismissal/summary judgment on the merits, which motion was denied in part. CRNA has counterclaimed against Amerisafe seeking damages and/or avoidance of future losses on the basis that Amerisafe failed to adhere to underwriting guidelines. Based on the limited amount of information available to date, we are unable to predict CRNA’s chances of prevailing in this action. As part of the settlement of the Seattle, Washington action, the members of the Pool agreed to indemnify CRNA for 62% of up to US$ 5 million in legal expenses incurred in connection with this litigation; this indemnity does not apply to any amounts which may be paid to Amerisafe pursuant to a judgment or settlement.

          Canada Life

      On December 21, 2001, The Canada Life Assurance Company, Toronto (“Canada Life”), brought action against Converium Germany in the U.S. District Court of the Southern District of New York. Canada Life alleged that Converium breached certain quota share retrocession agreements with Canada Life by failing to post an US$ 82.4 million letter of credit for its liability pursuant to the ISA facilities’ underlying agreements and to honor its obligations as a quota share reinsurer. Converium is disputing this claim on the grounds that its liability under the pertinent contracts is limited and is also raising other contract defenses, including rescission of the pertinent contracts. In its decision of April 11, 2002, the U.S. District court of the Southern District of New York dismissed Canada Life’s action, ruling that the Air Transportation Safety and System Stabilization Act, which Canada Life claimed to give the court jurisdiction over the subject matter, is not applicable. The court ruled that the act applies broadly to the actions filed by individual victims of the September 11th attacks but does not apply to disputes among reinsurers. As a result of this decision, Converium sent Canada Life a request to arbitrate. Canada Life has appealed the court’s decision.

      Converium has fully reserved this matter, on the basis of its assessment of Converium’s ultimate liability. However arrangements entered into with Zurich Financial Services provide for this matter to be covered by the agreed-to cap for September 11th related losses provided to Converium by Zurich Financial Services in conjunction with Converium Group’s global offering.

7. Earnings per share

      Converium Holding Ltd issued an additional 6,217 shares and had net purchases of 229,000 shares during the first nine months of 2002 related to share-based compensation plans.

      The following shows the average shares outstanding:

	Three Months		Nine Months
	Ended		Ended
	September 30,		September 30,

	2002	2001	2002	2001

Average shares outstanding (000’s)	39,956	40,000	39,990	40,000
Average diluted shares outstanding (000’s)	40,725	40,000	40,743	40,000

      Earnings per share data for 2001 is calculated based on 40,000,000 registered shares of Converium Holding Ltd issued and outstanding as of September 30, 2001 as if these shares were outstanding for the three and nine months ended September 30, 2001.

CONVERIUM GROUP

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED) — (Continued)

8. Subsidiary Issuer Information

      Presented below are the condensed consolidating balance sheets of Converium Holding AG (the “ultimate parent guarantor”) and Converium AG (the “immediate parent guarantor”) (together the “guarantor companies”), guarantors of the notes issued by Converium Finance S.A. (the “subsidiary issuer”) as of September 30, 2002 and December 31, 2001 and the related condensed consolidating statements of income for the three and nine months ended September 30, 2002 and 2001 and cash flows for the nine months ended September 30, 2002 and 2001. The subsidiary issuer and the immediate parent guarantor are direct, wholly-owned subsidiaries of the ultimate parent guarantor.

      Investments in subsidiaries are accounted for by the guarantor companies under the equity method for purposes of supplemental consolidating presentation as of the effective date of the acquisition. Earnings of subsidiaries are reflected in the investment accounts of the guarantor companies as of the effective date of the acquisition. The guarantor companies have jointly and severally guaranteed payments by the subsidiary issuer on these notes.

      Information for the ultimate parent guarantor and the subsidiary issuer is only included from the date of formation.

Converium Group

Consolidating Statements of Income

	Converium	Converium	Non-Guarantor	Consolidating
Three Months Ended September 30, 2002	Holding AG	AG	Entities	Adjustments	Consolidated

	(US$ million)
Revenues:
Gross premiums written	$—	$403.5	$358.2	$(16.7)	$745.0
Less ceded premiums written	—	(41.6)	(22.8)	16.7	(47.7)

Net premiums written		361.9	335.4	—	697.3
Net change in unearned premiums	—	13.8	43.7	—	57.5

Net premiums earned		375.7	379.1	—	754.8
Net investment income	3.3	28.0	34.7	(7.1)	58.9
Net realized capital (losses) gains	—	(16.4)	46.3	—	29.9
Other (loss) income	(0.3)	(9.5)	(14.9)	1.2	(23.5)

Total revenues	3.0	377.8	445.2	(5.9)	820.1

Benefits, losses and expenses:
Losses and loss adjustment expenses and life benefits	—	(315.0)	(363.5)	—	(678.5)
Underwriting acquisition costs	—	(37.6)	(93.7)	—	(131.3)
Other operating and administration expenses	(0.4)	(25.3)	(22.5)	—	(48.2)
Interest expense	(2.7)	(0.5)	(6.1)	5.9	(3.4)

Total benefits, losses and expenses	(3.1)	(378.4)	(485.8)	5.9	(861.4)

Loss before taxes	(0.1)	(0.6)	(40.6)	—	(41.3)
Income tax benefit	—	18.8	16.9	—	35.7

(Loss) income before equity in loss of subsidiaries	(0.1)	18.2	(23.7)	—	(5.6)
Equity in loss of subsidiaries	(5.5)	(23.7)	—	29.2	—

Net loss	$(5.6)	$(5.5)	$(23.7)	$29.2	$(5.6)

CONVERIUM GROUP

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED) — (Continued)

	Converium	Converium	Non-Guarantor	Consolidating
Nine Months Ended September 30, 2002	Holding AG	AG	Entities	Adjustments	Consolidated

	(US$ million)
Revenues:
Gross premiums written	$—	$1,249.3	$1,299.8	$(30.4)	$2,518.7
Less ceded premiums written	—	(106.1)	(54.2)	30.4	(129.9)

Net premiums written		1,143.2	1,245.6	—	2,388.8
Net change in unearned premiums	—	(31.1)	(85.8)	—	(116.9)

Net premiums earned		1,112.1	1,159.8	—	2,271.9
Net investment income	10.1	87.5	114.4	(20.1)	191.9
Net realized capital losses	—	(15.7)	(15.7)	—	(31.4)
Other (loss) income	(0.8)	(14.8)	(6.5)	2.2	(19.9)

Total revenues	9.3	1,169.1	1,252.0	(17.9)	2,412.5

Benefits, losses and expenses:
Losses and loss adjustment expenses and life benefits	—	(835.4)	(953.6)	—	(1,789.0)
Underwriting acquisition costs	—	(198.8)	(279.9)	—	(478.7)
Other operating and administration expenses	(2.7)	(64.0)	(65.6)	—	(132.3)
Interest expense	(8.1)	(0.8)	(20.4)	17.9	(11.4)

Total benefits, losses and expenses	(10.8)	(1,099.0)	(1,319.5)	17.9	(2,411.4)

(Loss) income before taxes	(1.5)	70.1	(67.5)	0.0	1.1
Income tax benefit	—	6.0	18.9	—	24.9

(Loss) income before equity in income (loss) of subsidiaries	(1.5)	76.1	(48.6)	—	26.0
Equity in income (loss) of subsidiaries	27.5	(48.6)	—	21.1	—

Net income (loss)	$26.0	$27.5	$(48.6)	$21.1	$26.0

CONVERIUM GROUP

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED) — (Continued)

Converium Group

Consolidating Statements of Income

		Non-
	Converium	Guarantor	Consolidating
Three Months Ended September 30, 2001	AG	Entities	Adjustments	Consolidated

	(US$ million)
Revenues:
Gross premiums written	$461.2	$369.5	$(26.3)	$804.4
Less ceded premiums written	(86.5)	(100.3)	26.3	(160.5)

Net premiums written	374.7	269.2	—	643.9
Net change in unearned premiums	(9.6)	21.4	—	11.8

Net premiums earned	365.1	290.6	—	655.7
Net investment income	21.8	33.8	—	55.6
Net realized capital gains	0.5	0.7	—	1.2
Other loss	—	(0.2)	—	(0.2)

Total revenues	387.4	324.9	—	712.3

Benefits, losses and expenses:
Losses and loss adjustment expenses and life benefits	(542.6)	(337.7)	—	(880.3)
Underwriting acquisition costs	(75.2)	(61.8)	—	(137.0)
Other operating and administration expenses	(11.0)	(23.2)	—	(34.2)
Interest expense and amortization of goodwill	(0.6)	(5.7)	—	(6.3)
Restructuring costs	(6.5)	(7.4)	—	(13.9)

Total benefits, losses and expenses	(635.9)	(435.8)	—	(1,071.7)

Loss before taxes	(248.5)	(110.9)	—	(359.4)
Income tax benefit	2.7	57.3	—	60.0

Net loss	$(245.8)	$(53.6)	$—	$(299.4)

Nine Months Ended September 30, 2001

	(US$ million)
Revenues:
Gross premiums written	$1,065.1	$1,214.9	$(50.0)	$2,230.0
Less ceded premiums written	(164.8)	(203.7)	50.0	(318.5)

Net premiums written	900.3	1,011.2	—	1,911.5
Net change in unearned premiums	(93.5)	(109.3)	—	(202.8)

Net premiums earned	806.8	901.9	—	1,708.7
Net investment income	61.8	108.5	(0.3)	170.0
Net realized capital gains (losses)	1.2	(24.9)	—	(23.7)
Other income (loss)	3.1	(7.6)	(0.7)	(5.2)

Total revenues	872.9	977.9	(1.0)	1,849.8

Benefits, losses and expenses:
Losses and loss adjustment expenses and life benefits	(990.8)	(800.0)	0.5	(1,790.3)
Underwriting acquisition costs	(138.5)	(195.6)	—	(334.1)
Other operating and administration expenses	(34.3)	(69.5)	0.5	(103.3)
Interest expense and amortization of goodwill	(6.1)	(16.7)	—	(22.8)
Restructuring costs	(7.7)	(8.2)	—	(15.9)

Total benefits, losses and expenses	(1,177.4)	(1,090.0)	1.0	(2,266.4)

Loss before taxes	(304.5)	(112.1)	—	(416.6)
Income tax (expense) benefit	(2.1)	58.8	—	56.7

Net loss	$(306.6)	$(53.3)	$—	$(359.9)

CONVERIUM GROUP

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED) — (Continued)

Converium Group

Consolidating Balance Sheets

	Converium	Converium	Non-Guarantor	Consolidating
September 30, 2002	Holding AG	AG	Entities	Adjustments	Consolidated

	(US$ million)
Assets:
Invested assets:
Available-for-sale securities:
Fixed maturities	$—	$330.0	$1,482.6	$—	$1,812.6
Equity securities	—	415.2	318.1	—	733.3
Investment in subsidiaries	1,635.3	783.2	—	(2,418.5)	—
Notes receivable	150.0	150.0	—	(300.0)	—
Short-term and other investments	—	211.3	55.0	—	266.3

Total investments	1,785.3	1,889.7	1,855.7	(2,718.5)	2,812.2
Funds Withheld Asset	—	1,632.4	—	—	1,632.4

Total invested assets	1,785.3	3,522.1	1,855.7	(2,718.5)	4,444.6

Other assets:
Cash and cash equivalents	28.9	55.0	937.5	—	1,021.4
Premiums receivable	—	1,048.0	599.4	(33.6)	1,613.8
Reinsurance assets	—	1,487.5	1,653.6	(774.1)	2,367.0
Deferred policy acquisition costs	—	97.9	129.6	—	227.5
Deferred income taxes	—	12.3	324.9	—	337.2
Receivable for securities sold	—	—	566.0	—	566.0
Other assets	(0.9)	130.4	150.1	(14.3)	265.3

Total assets	$1,813.3	$6,353.2	$6,216.8	$(3,540.5)	$10,842.8

Liabilities and equity:
Liabilities:
Losses and loss adjustment expenses, gross	$—	$3,499.4	$3,481.6	$(501.6)	$6,479.4
Unearned premiums, gross	—	583.0	546.3	(4.2)	1,125.1
Future life benefits, gross	—	—	321.6	—	321.6
Other reinsurance liabilities	—	248.2	131.2	(47.8)	331.6
Funds held under reinsurance contracts	—	349.1	367.0	(257.9)	458.2
Deferred income taxes	—	5.7	84.4	—	90.1
Accrued expenses and other liabilities	3.8	32.5	154.5	(10.5)	180.3
Notes payable	150.0	—	150.0	(300.0)	—
Debt	—	—	197.0	—	197.0

Total liabilities	153.8	4,717.9	5,433.6	(1,122.0)	9,183.3

Equity:
Common stock, additional paid-in capital and treasury stock	1,583.8	1,552.7	856.8	(2,409.5)	1,583.8
Unearned stock compensation	(12.5)	—	—	—	(12.5)
Total accumulated other comprehensive income (loss)	62.2	55.1	(25.0)	(30.1)	62.2
Retained earnings	26.0	27.5	(48.6)	21.1	26.0

Total equity	1,659.5	1,635.3	783.2	(2,418.5)	1,659.5

Total liabilities and equity	$1,813.3	$6,353.2	$6,216.8	$(3,540.5)	$10,842.8

CONVERIUM GROUP

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED) — (Continued)

Converium Group

Consolidating Balance Sheets

	Converium	Converium	Non-Guarantor	Consolidating
December 31, 2001	Holding AG	AG	Entities	Adjustments	Consolidated

	(US$ million)
Assets:
Invested assets:
Available-for-sale securities:
Fixed maturities	$—	$67.2	$2,264.2	$—	$2,331.4
Equity securities	—	180.8	520.6	—	701.4
Investment in subsidiaries	1,560.0	739.6	—	(2,299.6)	—
Notes receivable	150.0	150.0	—	(300.0)	—
Short-term and other investments	—	155.2	129.4	—	284.6

Total investments	1,710.0	1,292.8	2,914.2	(2,599.6)	3,317.4
Funds Withheld Asset	—	1,598.5	—	—	1,598.5

Total invested assets	1,710.0	2,891.3	2,914.2	(2,599.6)	4,915.9

Other assets:
Cash and cash equivalents	17.1	340.7	62.7	—	420.5
Premiums receivable	—	688.0	281.8	45.3	1,015.1
Reinsurance assets	—	1,257.5	2,091.4	(757.2)	2,591.7
Deferred policy acquisition costs	—	102.8	115.1	—	217.9
Deferred income taxes	—	11.0	289.4	—	300.4
Other assets	1.1	95.4	146.1	2.4	245.0

Total assets	$1,728.2	$5,386.7	$5,900.7	$(3,309.1)	$9,706.5

Liabilities and equity:
Liabilities:
Losses and loss adjustment expenses, gross	$—	$2,748.2	$3,410.6	$(448.3)	$5,710.5
Unearned premiums, gross	—	515.2	452.0	1.5	968.7
Future life benefits, gross	—	—	252.0	—	252.0
Other reinsurance liabilities	—	200.3	115.6	—	315.9
Funds held under reinsurance contracts	—	308.3	375.2	(252.7)	430.8
Deferred income taxes	—	25.5	81.0	—	106.5
Accrued expenses and other liabilities	7.4	29.2	127.7	(10.0)	154.3
Notes payable	150.0	—	150.0	(300.0)	—
Debt	—	—	197.0	—	197.0

Total liabilities	157.4	3,826.7	5,161.1	(1,009.5)	8,135.7

Equity:
Common stock and additional paid-in capital	1,589.5	1,552.7	771.8	(2,324.5)	1,589.5
Unearned stock compensation	(27.1)	—	—	—	(27.1)
Total accumulated other comprehensive income (loss)	8.4	7.3	(32.2)	24.9	8.4

Total equity	1,570.8	1,560.0	739.6	(2,299.6)	1,570.8

Total liabilities and equity	$1,728.2	$5,386.7	$5,900.7	$(3,309.1)	$9,706.5

CONVERIUM GROUP

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED) — (Continued)

Converium Group

Consolidating Statements of Cash Flows

			Non-
	Converium	Converium	Guarantor	Consolidating
Nine Months Ended September 30, 2002	Holding AG	AG	Entities	Adjustments	Consolidated

	(US$ million)
Cash flows from operating activities:
Net (loss) income before equity in income (loss) of subsidiaries	$(1.5)	$76.1	$(48.6)	$—	$26.0
Adjustments for:
Net realized capital losses on investments	—	15.7	15.7	—	31.4
Amortization of premium discount	—	1.0	8.0	—	9.0
Depreciation and amortization	19.0	8.0	3.9	—	30.9
Changes in operational assets and liabilities:
Deferred policy acquisition costs	—	4.9	(14.5)	—	(9.6)
Reinsurance assets	—	(155.9)	477.2	16.9	338.2
Premiums receivable	—	(306.4)	(317.6)	78.9	(545.1)
Unearned premiums, gross	—	45.6	86.4	(5.7)	126.3
Losses and loss adjustment expenses, gross	—	589.6	22.1	(53.3)	558.4
Future life benefits, gross	—	—	59.5	—	59.5
Funds held under reinsurance contracts	—	25.1	(12.0)	(5.2)	7.9
Other reinsurance liabilities	—	37.1	11.1	(47.8)	0.4
Net deferred income taxes	—	(21.1)	(30.2)	—	(51.3)
Net changes in all other operational assets and liabilities	(1.6)	(15.5)	31.2	16.2	30.3

Cash provided by operating activities	15.9	304.2	292.2	—	612.3

Cash flows from investing activities:
Proceeds from sales and maturities of fixed maturities	—	157.9	1,887.6	—	2,045.5
Purchases of fixed maturities	—	(399.9)	(1,479.0)	—	(1,878.9)
Proceeds from sales of equity securities	—	105.5	270.0	—	375.5
Purchases of equity securities	—	(346.9)	(235.1)	—	(582.0)
Net (increase) decrease in short-term investments	—	(51.7)	51.8	—	0.1
Net change in Funds Withheld Asset	—	36.3	—	—	36.3
Proceeds from sales of other assets	—	15.0	9.5	—	24.5
Purchases of other assets	—	(7.7)	(33.8)	—	(41.5)
Investment in subsidiaries	—	(85.0)	—	85.0	—

Net cash (used in) provided by investing activities	—	(576.5)	471.0	85.0	(20.5)

Cash flows from financing activities:
Purchases of common shares	(10.3)	—	—	—	(10.3)
Proceeds from issuance of common shares	0.2	—	—	—	0.2
Capital contribution	—	—	85.0	(85.0)	—

Net cash (used in) provided by financing activities	(10.1)	—	85.0	(85.0)	(10.1)
Effect of exchange rate changes on cash and cash equivalents	6.0	(13.4)	26.6	—	19.2

Change in cash and cash equivalents	11.8	(285.7)	874.8	—	600.9
Cash and cash equivalents as of January 1	17.1	340.7	62.7	—	420.5

Cash and cash equivalents as of September 30	$28.9	$55.0	$937.5	$—	$1,021.4

CONVERIUM GROUP

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED) — (Continued)

Converium Group

Consolidating Statements of Cash Flows

		Non-Guarantor	Consolidating
Nine Months Ended September 30, 2001	Converium AG	Entities	Adjustments	Consolidated

	(US$ million)
Cash flows from operating activities:
Net loss	$(306.6)	$(53.3)	$—	$(359.9)
Adjustments for:
Net realized capital (gains) losses on investments	(1.2)	24.9	—	23.7
Amortization of premium discount	0.1	2.8	—	2.9
Depreciation and amortization	9.1	8.7	—	17.8
Premium for September 11 coverage	4.2	24.3	—	28.5
Changes in operational assets and liabilities:
Deferred policy acquisition costs	(12.5)	(14.6)	—	(27.1)
Reinsurance assets	(361.9)	(153.0)	12.0	(502.9)
Premiums receivable	(91.5)	12.9	(4.0)	(82.6)
Unearned premiums, gross	61.2	108.4	(3.7)	165.9
Losses and loss adjustment expenses, gross	999.5	187.9	(233.6)	953.8
Future life benefits, gross	(2.7)	(24.5)	(0.3)	(27.5)
Funds held under reinsurance contracts	7.2	(86.5)	158.3	79.0
Other reinsurance liabilities	51.7	51.3	(0.4)	102.6
Net deferred income taxes	0.3	(70.3)	—	(70.0)
Net changes in all other operational assets and liabilities	(91.0)	111.8	71.7	92.5

Cash provided by operating activities	265.9	130.8	—	396.7

Cash flows from investing activities:
Proceeds from sales and maturities of fixed maturities	55.0	1,316.1	—	1,371.1
Purchases of fixed maturities	(62.1)	(1,249.9)	—	(1,312.0)
Proceeds from sales of equity securities	62.3	163.0	—	225.3
Purchases of equity securities	(48.4)	(193.7)	—	(242.1)
Net decrease (increase) in short-term investments	18.0	(100.7)	—	(82.7)
Net change in Zurich Financing Agreement	(133.3)	—	—	(133.3)
Proceeds from sales of other assets	2.7	15.4	—	18.1
Purchases of other assets	(16.0)	(12.3)	—	(28.3)

Net cash used in investing activities	(121.8)	(62.1)	—	(183.9)

Cash flows from financing activities:
Net transfers from Zurich Financial Services	50.6	—	—	50.6
Payable to Zurich Financial Services	(233.4)	—	—	(233.4)

Net cash used in financing activities	(182.8)	—	—	(182.8)

Effect of exchange rate changes on cash and cash equivalents	(12.4)	(1.8)	—	(14.2)

Change in cash and cash equivalents	(51.1)	66.9	—	15.8
Cash and cash equivalents as of January 1	81.0	40.9	—	121.9

Cash and cash equivalents as of September 30	$29.9	$107.8	$—	$137.7

CONVERIUM GROUP

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED) — (Continued)

9. Subsequent events

      During the third quarter of 2002, Converium North America and Converium Cologne noted the continued emergence of increased loss experience related to prior years. As a result of actuarial work performed at Converium North America through the third quarter, management concluded that ultimate losses will most likely be higher in the range of possible outcomes than previously estimated. In the three months ended September 30, 2002, Converium North America increased loss and loss adjustment reserves approximately US$ 47.0 million, primarily related to accident years 1997-2000.

      On November 18, 2002, Converium North America finalized its loss reserve analysis that will result in the recording of additional provisions for losses on its commercial umbrella, miscellaneous casualty (particularly professional liability, nursing homes), medical errors and omissions liability, motor liability, and workers’ compensation lines of business of US$ 70.3 million net for the fourth quarter 2002, which are in addition to the US$ 47.0 million that were recorded during the third quarter 2002. These additional provisions are the result of the continued emergence of increased reported losses versus expected losses related to prior years.

REPORT OF THE GROUP AUDITORS ON

THE FINANCIAL STATEMENT SCHEDULES

To the Board of Directors and Shareholders of

Converium Holding AG, Zug

      Our audits of the consolidated and historical combined financial statements referred to in our report dated March 9, 2002, except for Note 23 as to which the date is May 17, 2002, appearing on page F-2 of this Form F-1, also included an audit of the financial statement schedules listed in S-1 through S-6. In our opinion, these financial statement schedules present fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated and historical combined financial statements of Converium Group.

PricewaterhouseCoopers Ltd.

Lukas Marbacher                               Peter Lüssi

Zurich, March 9, 2002

SCHEDULE I

			Amount
			at which
	Cost or		shown in
Summary of investments other than investments	amortized		the balance
in related parties as of December 31, 2001	cost	Fair value	sheet

	($ in millions)
Fixed maturities:
Bonds:
U.S. government	$469.8	$479.8	$479.8
Other government	553.2	557.3	557.3
Public utilities	28.8	27.9	27.9
Other corporate debt securities	523.5	525.9	525.9
Mortgage and asset-backed securities	733.5	740.5	740.5

Total fixed maturities	2,308.8	2,331.4	2,331.4

Equity securities:
Common stocks:
Public utilities	17.2	18.4	18.4
Banks, trusts, and insurance companies	63.3	62.8	62.8
Industrial, miscellaneous and all other	455.3	467.4	467.4
Unit-trust	143.4	146.0	146.0
Non-redeemable preferred stocks	0.1	6.8	6.8

Total equity securities	679.3	701.4	701.4

Mortgage loans	0.5	0.5	0.5
Real estate	143.3	143.3	143.3
Policyholder, collateral and other loans	21.0	21.0	21.0
Other investments	30.3	30.3	30.3
Short-term investments	89.5	89.5	89.5

Total investments	3,272.7	3,317.4	3,317.4

Funds Withheld Asset	1,598.5	1,598.5	1,598.5

Total invested assets	$4,871.2	$4,915.9	$4,915.9

SCHEDULE II

COVERIUM HOLDING AG
STATEMENT OF INCOME

June 19, 2001
(Date of Incorporation) to
December 31, 2001

(US$ million)
Revenues:
Net interest income	$1.5

Expenses
Other operating and administration expenses	(1.2)
Interest expense	(1.2)

Total expenses	(2.4)

Loss before taxes	(0.9)
Income taxes	—

Net loss	$(0.9)

See notes to consolidated financial statements.

SCHEDULE II

CONVERIUM HOLDING AG
BALANCE SHEET

Year ended
December 31, 2001

(US$ million)
Assets:
Invested assets:
Investment in Converium AG	$1,553.2
Note receivable from Converium Reinsurance (North America) Inc.	150.0

Total invested assets	1,703.2

Other assets:
Cash and cash equivalents	17.1
Other assets	1.1

Total assets	$1,721.4

Liabilities and shareholders’ equity:
Liabilities:
Note payable to Converium AG	$150.0
Accrued expenses and other liabilities	7.9

Total liabilities	157.9

Equity:
Common stock	253.0
Additional paid-in capital	1,336.5
Unearned stock compensation	(27.1)
Accumulated other comprehensive income	1.1

Total equity	1,563.5

Total liabilities and equity	$1,721.4

See notes to consolidated financial statements.

SCHEDULE II

CONVERIUM HOLDING AG
STATEMENT OF CASH FLOWS

June 19, 2001
(date of incorporation)
to December 31, 2001

(US$ million)
Cash flows from operating activities:
Net loss	$(0.9)
Changes in other assets	6.8

Cash provided by operating activities	5.9

Cash flows from investing activities:
Issuance of note receivable	(150.0)
Investment in Converium AG	(822.9)

Net cash used in investing activities	(972.9)

Cash flows from financing activities:
Net transfer from Zurich Financial Services	834.1
Issuance of note payable	150.0

Net cash provided by financing activities	984.1

Change in cash and cash equivalents	17.1
Cash and cash equivalents, beginning of period	—

Cash and cash equivalents, end of period	$17.1

See notes to consolidated financial statements.

SCHEDULE IV

					% of
		Ceded to	Assumed		amount
	Gross	other	from other		assumed
Reinsurance	Amount	companies	companies	Net amount	to net

	($ in millions)
Insurance premiums and other considerations:
2001	$124.9	$(398.6)	$2,756.3	$2,482.6	111.0%
2000	169.9	(569.8)	2,395.9	1,996.0	120.0%
1999	164.1	(358.5)	1,764.6	1,570.2	112.4%

GLOSSARY OF SELECTED

INSURANCE AND REINSURANCE TERMS

Annuity	A contract that pays a periodic income benefit for the life of a person (the annuitant) or for a specified number of years, or a combination of the two, in return for a single premium payment. Immediate annuities provide income from the date the policy is taken out and deferred annuities provide income at a future specified date.

Cede; ceding insurer; cession	When an insurer reinsures its risk with another insurer (a “cession”), it “cedes” business and is referred to as the “ceding insurer.”

Co-insurance	Also referred to as original terms reinsurance, and refers to reinsurance contracts in which the reinsurer receives a portion of the premiums paid to the ceding company on the policies. Reinsurance premiums under a co-insurance contract will normally have the same premium arrangement as the original insurance policies, which may extend over several years.

Combined ratio	The sum of the loss ratio and the expense ratio for a non-life insurance company or a reinsurance company. A combined ratio below 100 generally indicates profitable underwriting. A combined ratio over 100 generally indicates unprofitable underwriting. An insurance company with a combined ratio over 100 may be profitable to the extent net investment results exceed underwriting losses.

Expense ratio	The ratio of non-life insurance or reinsurance operating expenses (i.e., acquisition costs and profit participation net of reinsurance commissions) to net premiums earned plus administration expenses to net premiums written.

Facultative reinsurance	The reinsurance of part or all of the insurance provided by a single policy negotiated on a contract-by-contract basis.

Finite risk	Insurance and reinsurance policies under which the aggregate risk to the insurer or reinsurer is capped at a finite limit. Typically, such policies have maturities of several years and provide for sharing profits arising from the policy with the client at the policy maturity. The policy limit-to-premium ratio is frequently significantly lower than under traditional insurance and reinsurance policies.

Gross premiums written	Total premiums (whether or not earned) for insurance contracts written or assumed (including deposits for contracts with an insignificant amount of mortality or morbidity risk) during a specific period, without deduction for premiums ceded.

Incurred but not yet reported (“IBNR”) reserves	Reserves for estimated losses and LAE which have been incurred but not yet reported to the insurer or reinsurer, including future development of claims which have been reported to the insurer or reinsurer but where the established reserves may ultimately prove to be inadequate.

Lapse	Termination of a policy because of surrender, failure to pay a premium or lack of sufficient cash value to maintain in-force status.

Loss	An insured event that is the basis for submission or payment of a benefit under an insurance policy. Losses may be covered, limited or excluded from coverage, depending on the terms of the policy.

Loss adjustment expenses (“LAE”)	The expenses of investigating and settling claims, including certain legal and other fees, and the expenses of administering the claims adjustment process.

Loss ratio	The ratio of a non-life insurance or reinsurance company’s net incurred losses and LAE to net premiums earned.

Loss reserves	Reserves established by an insurer or reinsurer and reflected on its balance sheet to reflect the estimated cost of payments for claims for which the insurer or reinsurer ultimately will be required to indemnify insureds or reinsureds in the future in respect of losses occurring on or prior to the balance sheet date on insurance or reinsurance it has written and that has been earned. Loss reserves are composed of individual case reserves for reported claims and IBNR reserves.

Modified co-insurance	A form of reinsurance which differs from co-insurance only in that reserves are retained by the ceding company while the risk remains with the reinsurer. The ceding company normally pays interest to replace the interest the reinsurer would have earned if it had held the assets corresponding to the reserves in its own investment portfolio. We principally use the term to refer to a proportional reinsurance product offered by our Converium Life operations to clients to finance their initial acquisition costs such as agent and broker commissions.

National Association of Insurance Commissioners	An association of the top insurance regulatory officials of all 50 states and the District of Columbia organized to promote consistency of regulatory practice and statutory accounting standards throughout the United States.

Net premiums written	Gross premiums less premiums ceded for reinsurance.

Non-proportional reinsurance	Reinsurance under which the reinsurer’s participation in a claim depends on the size of the claim. Also known as “excess reinsurance.”

Participating contracts	Insurance in which the policyholder is entitled to participate in the earnings or surplus of the insurance enterprise. The participation occurs through the distribution of dividends to policyholders.

Premiums earned	That portion of gross premiums written in current and past periods applying to the expired portion of the policy period.

Proportional reinsurance	Arrangement whereby the insurer cedes to the reinsurer an agreed fixed percentage of premiums and claims and other liabilities for each policy covered on a pro rata basis.

Reinsurance	The practice whereby one insurer, called the reinsurer, in consideration for premiums received, agrees to indemnify the ceding insurer for all or a portion of the risk under a policy or policies of insurance issued by the ceding insurer. The legal rights of the insured generally are not affected by the reinsurance transaction, and the insurance enterprise issuing the insurance contract remains liable to the insured for payment of policy benefits.

Reserves	Liabilities established by insurers and reinsurers to reflect the estimated cost of claims payments, benefits payments and the related expenses that the insurer or reinsurer will ultimately be required to pay in accordance with the insurance or reinsurance it has written.

Retention	The amount or portion of risk which a ceding insurer retains for its own account. Losses and loss expenses paid by the ceding insurer in excess of the retention level are then reimbursed to the insurer by the reinsurer. In proportional insurance, the retention may be a percentage of the original policy’s limit. In non-proportional insurance, the retention is an amount of loss, a loss ratio or a percentage.

Retrocessional Reinsurance	An arrangement under which a reinsurer cedes to another reinsurer (the “retrocessionaire”) all or a portion of the insurance risks reinsured by the first reinsurer. Retrocessional reinsurance generally does not legally discharge the ceding reinsurer from its liability to the original ceding company.

Separate account	Investment account established and maintained by an insurer to which funds have been allocated for certain insurance policies or contracts of the insurer. The income, gains and losses realized from assets allocated to the account are, in accordance with the insurance policies or contracts, credited to or charged against the account without regard to other income, gains or losses of the company or the company’s other separate accounts. Separate accounts cannot generally be charged with the liabilities of the general account. Products meeting this definition are often referred to as “investment linked” or “unit linked” products. The policyholders bear all of the investment risk for these products.

Survival Ratio	An industry measure of the number of years it would take a company to exhaust its A&E reserves for losses and loss expenses based on that company’s current level of A&E claims payments. The ratio is derived by dividing the current ending losses and loss expense reserves by the average annual payments for the prior three years. The ratio is computed based on the ending reserves for losses and loss expenses over the respective claims settlements during the fiscal year.

Surrender	Many life insurance products permit the insured to withdraw a portion of the cash surrender value of the contract. Future benefits are reduced accordingly.

Tail	The period of time that elapses between the incurrence and settlement of losses under a policy. A “short-tail” insurance product is one where ultimate losses are known and settled comparatively quickly; ultimate losses under a “long-tail” insurance product are sometimes not known and settled for many years.

Term life insurance	Life insurance protection for a limited period which expires without maturity value if the insured survives the period specified in the policy.

Treaty reinsurance	A type of reinsurance whereby the ceding company automatically cedes and the reinsurer automatically assumes a predetermined portion or category of specified risks underwritten by the ceding company.

Underwriting	The process whereby an insurer or reinsurer reviews applications submitted for insurance or reinsurance coverage and determines whether it will provide all or part of the coverage being requested for an agreed premium.

Underwriting results	The pre-tax profit or loss experienced by a non-life insurance company or reinsurance company after deducting incurred losses and loss expenses and operating expenses from premiums earned. This profit and loss calculation includes reinsurance assumed and ceded but excludes investment income.

Unit linked	See “Separate account.”

Unit trust	Unit trusts can be invested in stocks, shares, government securities and other investment instruments. The fund is divided into units, which fluctuate in value, depending on the value of the overall fund. The unit trust is an open ended fund which means it has a variable number of units in issue at any one time. Units are bought from and sold to the fund manager.

Universal life insurance	A life insurance product under which premiums are generally flexible, the level of death benefits may be adjusted and expenses and other charges are specifically disclosed to the policyholder and deducted from their account balance.

Whole life insurance	A permanent life insurance product offering guaranteed death benefits and guaranteed cash values.

PART II INFORMATION NOT REQUIRED IN PROSPECTUS

Item 6.     Indemnification of Directors and Officers

      We maintain customary directors’ and officers’ insurance for our directors and officers. Otherwise, neither our Articles of Incorporation nor any contract or other arrangement contains any provision under which any of our directors or executive officers is indemnified in any manner against any liability that he or she may incur in his or her capacity as such.

Item 7.     Recent Sales of Unregistered Securities

      On June 27, 2001, in connection with its formation, Converium Holding AG issued 10,000 of its registered shares to Zurich Financial Services for an aggregate purchase price of CHF100,000. This issuance was exempt from registration under the Securities Act of 1933 pursuant to the exemption provided by Section 4(2) of the Act. No brokers or underwriters were used in conjunction with this issuance.

Item 8.     Exhibits and Financial Statement Schedules

(a) Exhibits.

Exhibit
Number		Description

1.1		Form of Underwriting Agreement.†
3.1.	1	Articles of Incorporation of Converium Finance S.A., adopted October 7, 2002.
3.1.	2	Articles of Incorporation of Converium AG, adopted September 28, 2001.
3.1.	3	Articles of Incorporation of Converium Holding AG, adopted November 8, 2001.*
3.2		Bylaws of Converium Holding AG, adopted November 16, 2001.*
3.3		Bylaws of Converium AG, adopted May 29, 2002.
4.1
Indenture, dated as of October 20, 1993 between Zurich Reinsurance Centre Holdings, Inc. and The Bank of New York, as Trustee, relating to $200,000,000 principal amount of 7 1/8 % Senior Notes due 2023 (and assumed by Converium Holdings (North America) Inc. pursuant to the Supplement Indenture included as Exhibit 4.2 hereto).*

4.2
First Supplemental Indenture among Zurich Reinsurance Centre Holdings, Inc., as Issuer, Converium Holdings (North America) Inc., as Guarantor, and The Bank of New York, as Trustee, dated as of November 20, 2001.*

4.3		Form of Indenture between Converium Finance, S.A., as Issuer, Converium AG and Converium Holding AG as Guarantors and JPMorgan Chase Bank as Trustee, Calculation Agent and Paying Agent.†
4.4		Form of the $ % Guaranteed Subordinated Notes Due 2032 (included in Exhibit 4.3 hereto).†
5.1		Opinion of Arendt & Medernach.†
5.2		Opinion of Willkie Farr & Gallagher.†
5.3		Opinion of Schellenberg Wittmer.†
10.1		Master Agreement by and among Zurich Financial Services and Converium Holding AG, dated December 1, 2001.*
10.2		Stock Purchase Agreement between Zurich Reinsurance Centre Holdings, Inc. and Converium Holdings (North America) Inc., dated as of October 1, 2001.*
10.3		Agreement for the Sale and Transfer of Shares in Zürich Rückversicherung (Köln) Aktiengesellschaft, dated September 28, 2001.*
10.4		Quota Share Retrocession Agreement between Zurich Insurance Company (including its Singapore, Labuan and Bermuda branches) and Converium AG, dated October 1, 2001 (and effective as of July 1, 2001).*

Exhibit
Number	Description

10.5	Quota Share Retrocession Agreement between Zurich International (Bermuda) Ltd. and Converium AG, dated October 1, (and effective as of July 1, 2001).*
10.6	Asset Purchase and Assumption of Liability Agreement between Zurich Insurance Company and Converium AG, dated September 28, 2001.*
10.7	Excess of Loss Reinsurance Agreement between Zurich Insurance Company and Zurich Reinsurance Centre f/k/a Zurich Reinsurance Company of America, dated as of February 2, 1993.*
10.8	Stop Loss Reinsurance Agreement between Zurich Insurance Company and Zurich Reinsurance Centre f/k/a Zurich Reinsurance Company of America, dated as of March 5, 1993.*
10.9	Aggregate Excess of Loss Agreement between Zurich Reinsurance (North America), Inc. and Zurich Insurance Company, dated July 1, 1997.*
10.10	Indemnity Agreement (Unicover) between Zurich Reinsurance (North America), Inc. and Zurich Insurance Company, dated as of October 1, 2001.*
10.11	Indemnity Agreement (September 11th Cessions) between Zurich Reinsurance (North America), Inc. and Zurich Insurance Company, dated as of October 1, 2001.*
10.12	Indemnity Agreement (September 11th Losses) between Zürich Rückversicherung (Köln) Aktiengesellschaft and Zurich Insurance Company, dated as of October 1, 2001.*
10.13	Partial Commutation Agreement between Zurich Reinsurance (North America), Inc. and Zurich Insurance Company, dated as of October 1, 2001.*
10.14
Master Novation and Indemnity Reinsurance Agreement among Zurich Reinsurance (North America), Inc., Centre Insurance Company, Centre Solutions (U.S.) Limited and Zurich Insurance Company, Bermuda Brach, dated as of October 1, 2001.*

10.15
Group Reinsurance Business Master Novation and Indemnity Reinsurance Agreement by and among Zurich Reinsurance (North America), Inc., Zurich Insurance Company and Zurich International (Bermuda) Ltd., dated as of October 1, 2001.*

10.16
Commutation Agreement (covering the Aggregate Excess of Loss Reinsurance Agreement effective January 1, 1991 through December 31, 1993) between Zurich Reinsurance (North America), Inc. and Centre Reinsurance Limited, dated as of October 1, 2001.*

10.17
Commutation Agreement (covering the Aggregate Excess of Loss Reinsurance Agreement effective January 1, 1994 through December 31, 1994) between Zurich Reinsurance (North America), Inc. and Centre Reinsurance International Company, dated as of October 1, 2001.*

10.18
Commutation Agreement (covering the Aggregate Excess of Loss Reinsurance Agreement effective January 1, 1995) between Zurich Reinsurance (North America), Inc. and Centre Reinsurance Limited, dated as of October 1, 2001.*

10.19
Commutation Agreement (covering the Obligatory Surplus Share Reinsurance Agreement effective October 1, 1995) between Zurich Reinsurance (North America), Inc. and Centre Reinsurance Limited, dated as of October 1, 2001.*

10.20
Commutation Agreement (covering the Obligatory Surplus Share Reinsurance Agreement effective November 6, 1992) between Zurich Reinsurance (North America), Inc. and Centre Reinsurance International Company, dated as of October 1, 2001.*

10.21
Agreement Amending and Terminating Centre Reinsurance Dublin Affiliated Group Tax Allocation Agreement among Orange Stone Delaware Holdings Limited Orange Stone Reinsurance, Centre Reinsurance Holdings (Delaware) Limited, Centre Reinsurance (U.S.) Limited, Zurich Reinsurance Centre Holdings, Inc., Zurich Reinsurance (North America), Inc., ZC Insurance Company, ZC Specialty Insurance Company, Centre Risk Advisors, Inc., Constellation Reinsurance Company, Centre Re Services, Inc., Zurich Global Assets LLC, formerly known as BDA/ US Services Limited, ZC Management Corporation, ZC Resource LLC, ZC Property Management, Inc. and Claims Solutions Group, dated October 1, 2001.*

Exhibit
Number	Description

10.22	Catastrophe Cover Retrocession Agreement by and between Converium AG and Zurich Insurance Company, dated December 1, 2001.*
10.23	Stock Purchase Agreement between Zurich Reinsurance (North America), Inc. and Centre Strategic Investments Holdings Limited, dated August 23, 2001.*
10.24	Run-off Services and Management Agreement between Zurich Insurance Company and Converium AG, dated December 3, 2001.*
10.25
Tax Sharing and Indemnification Agreement among Zurich Reinsurance Centre Holdings, Inc., Orange Stone Delaware Holdings Limited, Converium Holdings (North America) Inc., Zurich Reinsurance (North America), Inc. and Zurich Insurance Company, dated as of October 1, 2001.*

10.26	Tax Sharing and Indemnification Agreement between Zurich Financial Services, Zurich Insurance Company, Converium Holding AG and Converium AG dated December 3, 2001.*
10.27	Form of Converium Standard Stock Option Plan for Non-U.S. Employees.*
10.28	Form of Converium Standard Stock Purchase Plan for Non-U.S. Employees.*
10.29	Omnibus Share Plan for U.S. Employees.*
10.30	Converium Employee Stock Purchase Plan for U.S. Subsidiaries.*
10.31	Form of Converium Annual Incentive Deferral Plan.*
10.32	Investment Management Agreement between ZC Insurance Company and Scudder Kemper Investments, Inc., dated January 1, 2000.*
10.33	Investment Management Agreement between Zurich Reinsurance (North America), Inc. and Scudder Kemper Investments, Inc., dated May 28, 1999.*
10.34	Investment Management Agreement between Zurich Beteilgungs-Aktiengesellschaft and Zürich Rückversicherung (Köln) Aktiengesellschaft, dated November 29, 2000.*
10.35	Lease, between Zurich Insurance Company and Converium AG, dated August 29, 2001.*
10.36	Sublease Support Agreement among Zurich Reinsurance (North America), Inc., Global Asset Holdings Limited and Centre Insurance Company, dated as of October 1, 2001.*
10.37	Sublease between ZC Resource LLC and Zurich Reinsurance (North America), Inc., dated as of June 20, 2001.*
12.1	Computation of ratio of earnings to fixed charges.
21.1	Subsidiaries of the Registrants.
23.1	Consent of Arendt & Medernach (included as part of Exhibit 5.1 hereto).†
23.2	Consent of Willkie Farr & Gallagher (included as part of Exhibit 5.2 hereto).†
23.3	Consent of Schellenberg Wittmer (included as part of Exhibit 5.3 hereto).†
23.4	Consent of PricewaterhouseCoopers, independent accountants.
24.1	Powers of Attorney (included on signature pages).**
25.1	Form T-1 Statement of Eligibility of Trustee with respect to the indenture.**

*	Incorporated by reference to Converium Holding AG’s Registration Statement (File No. 333-14106) filed on Form F-1 on December 10, 2001.

**	Incorporated by reference to Converium’s Registration Statement (File No. 333-101169) filed on Form F-1 on November 13, 2002.

†	To be filed by amendment.

(b) Financial Statement Schedules.

      The following Converium financial statement schedules, not included in the prospectus, are included as part of this registration statement immediately following the signature pages:

                    Schedule I: Summary of Investments

                    Schedule IV: Reinsurance

Item 9.     Undertakings

      The undersigned Registrants hereby undertakes that:

(1) Insofar as indemnification for liabilities under the Securities Act of 1933, as amended, may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions or otherwise, the registrants have been advised that it is the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrants of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrants will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

(2) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of a registration statement in reliance upon Rule 430A and contained in the form of prospectus filed by the registrants pursuant to Rule 424(b)(1) or (4) or 497(h) under the Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(3) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(4) The undersigned registrants hereby undertake to provide to the underwriter at the closing specified in the underwriting agreements certificates in such denominations registered in such names as required by the underwriter to permit prompt delivery to each purchaser.

SIGNATURES

      Pursuant to the requirements of the Securities Act of 1933, the registrants certify that they have reasonable grounds to believe that they meets all of the requirements for filing on Form F-1 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Zurich, Switzerland on December 11, 2002.

CONVERIUM FINANCE SA

By: /s/ CHRISTIAN FELDERER

Name: Christian Felderer

Title: Attorney-in-fact

SIGNATURES

      Pursuant to the requirements of the Securities Act of 1933, the registrants certify that they have reasonable grounds to believe that they meets all of the requirements for filing on Form F-1 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Zurich, Switzerland on December 11, 2002.

CONVERIUM HOLDING AG

By: /s/ RALF ARNDT

Name: Ralf Arndt

Title: Attorney-in-fact

SIGNATURES

      Pursuant to the requirements of the Securities Act of 1933, the registrants certify that they have reasonable grounds to believe that they meets all of the requirements for filing on Form F-1 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Zurich, Switzerland on December 11, 2002.

CONVERIUM AG

By: /s/ CHRISTIAN FELDERER

Name: Christian Felderer

Title: Attorney-in-fact